Form 20-F
ECTEL LTD
filed 2003-06-30
CIK 1096197

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

   Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange

Act of 1934

or

x    Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of

1934

For the fiscal year ended December 31, 2002

or

   Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of

1934

For the transition period from ________ to ________

Commission file number 0-30348

ECtel  Ltd.

(Exact Name of Registrant as Specified in its Charter)

Israel

(Jurisdiction of Incorporation or Organization)

43 Hasivim Street, Petah Tikva 49130, Israel

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, Nominal Value NIS 0.04 Per Share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer`s classes of capital or common stock as of December 31, 2002:

17,917,848 Ordinary Shares, Nominal Value NIS 0.04 Per Share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X      No  ____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ____ Item 18    X

____(1)____

TABLE OF CONTENTS

PART I		4
	Item 1.Identity Of Directors, Senior Management And Advisers	4
	Item 2 Offer Statistics And Expected Timetable	4
	Item 3 Key Inform	4
	A. Selected Financial Data.	4
	B Capitalization and Indebtedness.	6
	C. Reasons for the Offer and Use of Proceeds	6
	D. Risk Factors.	6
	Item 4. Information on the Company.	21
	A. History and Development of the Company.	21
	B. Business Overview.	22
	C.Organizational Structure	33
	D. Property, Plants and Equipment	33
	Item 5. Operating and Financial Review and Prospects.	34
	A. Operating Results.	34
	B. Liquidity and Capital Resources.	45
	C. Research and Development, Patents and Licenses	50
	D. Trend Information	50
	Item 6 Directors, Senior Management and Employees.	51
	A. Directors and Senior Management.	51
	B. Compensation.	53
	C. Board Practices	54
	D. Employees.	57
	E. Share Ownership.	57
	Item 7. Major Shareholders and Related Party Transactions.	59
	A. Major Shareholders.	59
	B. Related Party Transactions	60
	C. Interests of Expert and Counsel.	63
	Item 8. Financial Information.	63
	A.Consolidated Statements and Other Financial Information.	63
	B.Significant Changes.	63
	Item 9. The Offer and Listing.	64
	A. Offer and Listing Details.	64
	B. Plan of Distribution.	64
	C.Markets.	64
	D.Selling Shareholders.	64
	E.Dilution.	64
	F.Expenses of the Issue.	64
	Item 10. Additional Information.	64

____(2)____

	A. Share Capital.	64
	B. Memorandum and Articles of Association.	64
	C. Material Contracts.	67
	D. Exchange Controls.	67
	E. Taxation	68
	F. Dividends and Paying Agents.	75
	G. Statement by Experts.	75
	H. Documents on Display.	75
	Item 11. Quantitative and Qualitative Disclosures about Market Risk	76
	Item 12. Description of Securities Other Than Equity Securities	77
PART II		78
	Item 13. Defaults, Dividend Averages and Delinquencies.	78
	Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	78
	Item 15. Controls and Procedures.	78
	Item 16 [Reserved]	78
PART III		79
	Item 17. Financial Statements	79
	Item 18 Financial Statements.	79
	Item 19 Exhibits	79

____(3)____

PART   I

Unless the context otherwise requires, all references in this annual report to "ECtel," "us," "we," "our" and the "Company" refer to ECtel Ltd. and its subsidiaries, and all references to "ECI" refer to our parent, ECI Telecom Ltd.  References to "dollars" or "$" are to United States Dollars.

Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States Federal Securities Laws.  Forward-looking statements address matters that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements.  Factors that could cause or contribute to these differences include, but are not limited to, those set forth under "Item 3D - Risk Factors" in this annual report as well as those discussed elsewhere in this annual report and in our other filings with the Securities and Exchange Commission.

Item 1. Identity Of Directors, Senior Management And Advisers.

Not Applicable.

Item 2. Offer Statistics And Expected Timetable.

Not Applicable.

Item 3. Key Information.

A. Selected Financial Data

We derived the following selected consolidated statements of income data for the years ended December 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 from the audited consolidated financial statements incorporated by reference in this annual report.  The selected combined statements of income data for the year ended December 31, 1998, the selected combined balance sheet data as of December 31, 1998, the selected consolidated statements of income data for the year ended December 31,1999, and the selected consolidated balance sheet data as of December 31, 1999 and 2000 have been derived from our audited consolidated/combined financial statements not included in this annual report.  Our consolidated/combined statements have been prepared in dollars in accordance with generally accepted accounting principles in the United States and have been audited by Somekh Chaikin, a member of KPMG International, independent public accountants in Israel, whose report with respect to these financial statements is incorporated by reference in this annual report.  The following selected financial data should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto incorporated by reference in this annual report.

____(4)____

	Year ended December 31,
	1998(1)	1999	2000	2001	2002
	(in thousands, except share and per share data)
Statements of Income Data:
Revenues ...	$28,904	$42,093	$59,735	$80,598	$95,777
Cost of revenues(2)	15,827	20,040	26,021	33,888	38,115

Gross profit	13,077	22,053	33,714	46,710	57,662
Research and development costs, net(2).	3,978	4,937	8,338	11,253	12,917
Selling and marketing expenses(2).	3,507	7,174	11,263	15,293	17,933
General and administrative expenses(2).	1,808	3,683	5,788	8,368	9,604
In process research and development costs	―	―	―	916	―
Amortization of goodwill	950	950	142	-	-

Total operating expenses.	10,243	16,744	25,531	35,830	40,454
Operating income .	2,834	5,309	8,183	10,880	17,208
Financial expenses (income), net	15	(348)	(1,861)	(1,023)	(491)
Other expenses, net.	94	262	189	36	23
Income before taxes on income	2,725	5,395	9,855	11,867	17,676
Taxes on income (tax benefit)	2,020	1,489	1,310	(103)	356
Net income before cumulative effect of change in accounting principles..	705	3,906	8,545	11,970	17,320
Cumulative effect of change in accounting principles.	-	-	-	34	-

Net income for the year	$705	$3,906	$8,545	$11,936	$17,320
Earnings per share
Basic earnings per share.	$0.06	$0.31	$0.53	$0.72	$0.97
Weighted average number of shares outstanding .	12,062,500	12,766,336	16,144,473	16,652,509	17,802,492
Diluted earnings per share..	$0.06	$0.29	$0.49	$0.67	$0.93
Weighted average number of shares outstanding .	12,063,886	13,311,643	17,291,382	17,838,633	18,551,836

____________________

(1) Until 1999, our financial statements were prepared on a combined, rather than a consolidated, basis.  Please see "Item 5A - Operating Results."

(2) Stock-based compensation was presented in one line item in years prior to 2002 and is now divided between cost of revenues and other operating expenses. Accordingly, the presentation for prior years has been reclassified. Stock-based compensation has been divided between cost of revenues and other operating expenses as follows:

____(5)____

Cost of revenues.	$ 2	$ 47	$ 79	$ 73	$ 12
Research and development costs	8	173	291	267	43
Selling and marketing expenses	6	125	212	195	31
General and administrative expenses	56	1,226	2,067	1,900	304
	$72	$ 1,571	$2,649	$2,435	$390

	December 31,
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,140	$42,595	$41,735	$40,525	$52,786
Working capital	5,709	55,546	60,985	72,246	88,600
Total assets	20,291	73,001	85,882	124,173	150,634
Due to (from) parent and fellow subsidiary companies, net	4,317	3,176	(1,597)	2,246	284
Due to parent and fellow subsidiary companies, net long-term	2,328	3,176	-	-	-
Shareholders` equity	7,215	55,886	67,351	97,681	116,529

B. Capitalization and Indebtedness.

Not Applicable.

C. Reasons for the Offer and Use of Proceeds.

Not Applicable.

D. Risk Factors.

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

____(6)____

Risks Related to Our Business and Our Industry

The continuing general deterioration of the economy worldwide, the ongoing instability in the Middle East, the slow-down in expenditures by telecommunications service providers and other trends in our industry are having an adverse effect on our results of operations, which has been material.

The continuing general deterioration of the economy worldwide and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000.  Several major telecommunications service providers such as MCI Worldcom and Global Crossing have failed, as have many new and small providers.  In addition, existing service providers have been reducing or delaying expenditures on new equipment and applications as a result of the continued deterioration in the telecommunications market.

The attacks on the United States on September 11, 2001 and the threat of acts of terrorism worldwide caused a further decline in the global economy.  In addition, we believe that the uncertainly preceding the war in Iraq, as well as the current instability in Iraq have contributed to the uncertainty and poor market environment. As a result, many companies, including current and potential customers of ours, have postponed or decreased further capital investment or have indicated to us that they intend to do so.  This decline in capital expenditures has resulted in a significant decline in our sales and pressure on the price of our products. We believe that this slow-down in telecommunications-related expenditures will continue through 2003.  A continued decline in capital expenditures would reduce our sales further and could result in additional downward pressure on the price of our products, either of which would have a continued material adverse effect on our operating results.

In the first quarter of 2003 our revenues significantly declined, resulting in a net loss and negative cash flow. Based on preliminary estimates, our results of operations continued to be adversely affected in the second quarter. If our sales do not increase or if they should continue to decline and we continue to experience low visibility with respect to the timing and closing of sales, our results of operations will continue to be materially adversely affected.

Our revenues for the first quarter of 2003 were $15.1 million, compared to $23.1 million for the corresponding period in 2002.  Our net loss for the first quarter of 2003 was $3.8 million, compared to net income of $4.1 million for the first quarter of 2002. The decline in revenues was not expected.  Based on preliminary estimates, our results of operations continued to be adversely affected in the second quarter.  As a result, we are taking measures to lower our operating expenses and decrease our cost structure, including reducing our labor force, wages and overhead expenses.  We may be unable, however, to decrease some of our expenses in a timely manner in response to short-term or unexpected decreases in revenues.  If our sales do not increase or if they should continue to decline and we are unable to decrease our expenses accordingly, our annual and quarterly results will continue to be materially adversely affected. In addition, decreased revenues could necessitate adjustments in the value of goodwill, other intangible assets and inventory.

____(7)____

Many of our customers require a lengthy, detailed and comprehensive evaluation process before they order our products.  Our sales process has been subject to delays that have significantly decreased our revenues and which could result in the eventual cancellations of some projects.

We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers and governmental agencies.  The purchase of our products represents a relatively significant capital expenditure for our customers.  As a result, our products generally undergo a lengthy evaluation and purchase process before we can sell them.  Due to the current economic climate, our customers are conducting a more stringent and detailed evaluation of our products, and decisions are subject to additional levels of internal review.  As a result, the evaluation process has significantly lengthened.  This evaluation process is currently taking between nine and 24 months for our service provider customers and between 12 and 24 months for our governmental agency customers.  The following factors, among others, affect the length of the approval process:

  the time involved for our customers to determine and announce their specifications;

  the time required for our customers to process approvals for purchasing decisions;

  the complexity of the products involved;

  the technological priorities and budgets of our customers; and

  the need for our customers to obtain or comply with any required regulatory approvals.

.         Delays in project approval have significantly decreased our revenues.  If this trend of delays continues, if delays lengthen further, or if such continued delays result in the eventual cancellation of any projects, it would continue to seriously harm our business and results of operations.

We have experienced and may continue to experience fluctuations in our quarterly results of operations, which has resulted and may continue to result in volatility in our share price.  In addition, we may experience fluctuations in our annual results of operations, which may have a similar impact on our share price.

We have experienced and may continue to experience significant fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations.  Factors which have contributed and may in the future contribute to fluctuations in our results of operations include:

  general economic conditions;

  the capital spending patterns of our customers;

  the size and timing of orders, including order deferrals, and subsequent shipments;

  market acceptance of new products;

  the timing of our product introductions or enhancements or that of our competitors or providers of complementary products;

  the timing of approval of Israeli government research and development grants;

  the percentage of sales regarding which we pay sales commissions;

  disruptions in our sources of supply; and

  increasing delays between the receipt of awards and the formal issuances of purchase orders.

____(8)____

The results of past periods should not be relied upon as an indication of our future performance.  Our operating results for the first quarter of 2003 were below our projections and the expectations of public market analysts and investors.  Our share price decreased by 34% on the day following our announcement of the expected results for that quarter.  It is likely that in some future periods, our operating results may again be below expectations of public market analysts or investors, which may cause our share price to drop.

We have a limited backlog of orders and must maintain sufficient inventory levels to meet anticipated demand.  If we cannot predict orders accurately, our inventory may become obsolete and our financial performance may be harmed.

The timing and volume of orders are difficult to forecast for each quarter, as a substantial majority of our sales are booked and shipped in the same quarter pursuant to purchase orders.  We have a limited backlog of orders for our products and must maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis.  Maintaining sufficient inventory levels to assure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs.  A shift in demand could also result in inventory write-offs, which could harm our financial performance.

We depend on several large customers and the loss of one or more of these customers, or a significant decrease in revenue from any of these customers, could have a disproportionate impact on our revenue and income.

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers.  Sales to our top ten customers accounted for 70.5% of our revenues in 2002, with sales to one customer in the Asian Pacific region accounting for 30.1% of our revenues and sales to one customer in Latin America accounting for 10.5 % of our revenues.  Sales to our top ten customers accounted for 65.4% of our revenues in 2001, with sales to one customer in the Asian Pacific region accounting for 24.8% of our revenues.  We expect to continue to depend on sales to a small number of customers.   However, we do not have long-term commitments from any of our top customers to purchase any specific quantities of products.  We expect that our largest customers will vary from period to period.  If we lose one or more large customers and fail to add new customers our results of operations could be seriously harmed.

Standards and technologies regarding IP surveillance technology are in the process of being defined and adopted by many governmental agencies around the world.  If our products are not compatible with the standards that are eventually adopted, our sales of government, or IP surveillance, solutions will be materially adversely affected.  Sales of our IP surveillance solutions are also subject to other risks related to these evolving standards.

Governmental agencies in many countries are in the process of establishing standards regarding the implementation of IP surveillance technology in the networks of telecommunications service providers that operate in their country.  We cannot be certain which standards and/or technologies  these agencies will eventually adopt.  Equipment manufacturers are proposing various technologies to implement these new standards.  For example, Cisco Systems is proposing that router-based technology be used to implement the standards.  If a sufficient number of government agencies do not adopt standards with which the probe-based technology that we use is compatible, we will lose much of our competitive advantage in the marketplace.  As a result, sales of IP surveillance solutions would significantly decrease, and our results of operations would be materially adversely affected.

Other factors related to the adoption of these new standards may also affect our sales of IP surveillance solutions.  For instance, we do not know when the service providers will be required to implement the new standards.  In addition, governments may require the service providers to pay for the implementation of these standards.  As a result, our sales of IP surveillance solutions in the future may shift to the service providers, as opposed to the governmental agencies.  We do not know what the impact of these new arrangements will be once they are finalized.  Until these issues are resolved, we will likely experience a delay in sales of these solutions.

____(9)____

Finally, there is a growing trend among government agencies to require solution providers to demonstrate that their products comply with the standards adopted by the respective agencies.

If we are unable to demonstrate that our technology complies with the new standards or if we can demonstrate that our technology does comply but we incur substantial costs in doing so, our business and our results of operations could be materially harmed.

Sales to governmental agencies represent a significant portion of our business.  These sales significantly declined in the first quarter of 2003.  If sales to governmental agencies continue to decline our business and results of operations will suffer.

Sales to governmental agencies substantially increased and accounted for 45.3% of our revenues in 2002, compared with 24.4% of our revenues in 2001 and 20.6% of our revenues in 2000.  Our ability to obtain orders from governmental agencies may be affected by decisions of potential governmental customers to develop their own products or technical solutions internally, rather than purchasing them from outside suppliers. The lack of predictability in the timing and scope of governmental procurements may make planning more difficult for us and increases the risks of conducting a substantial amount of business with governmental customers.

Selling to governmental agencies involves numerous additional risks, including the following:

  delays in receipt by our customers of appropriations to fund their purchases;

  termination of contracts or subcontracts for the convenience of the government;

  the need for compliance with new laws and regulations related to IP surveillance, such as the European Telecommunications Standards Institute (ETSI) and the North American Communications Assistance for Law Enforcement Act (CALEA);

  termination, reduction or modification of contracts or subcontracts in the event of political developments, changes in governmental policies or budgetary constraints; and

  requirements to obtain and maintain security clearances for key personnel.

If we continue to lose revenue due to the occurrence of any of these risks associated with our sales to governmental agencies, our business and operating results will continue to suffer.

The payment cycle for our receivables has lengthened and could lengthen further.  This has reduced, and any further lengthening in the payment cycle could further reduce, the cash we have available to operate and expand our business.

As is typical in the telecommunications industry, our contracts may provide for payments under a variety of payment schedules.  For example, we may receive a deposit prior to shipment, a partial payment upon delivery and final payment after 180 or 360 days from delivery.  Because of the current issues affecting our industry, we have been required to provide extended payment terms to facilitate sales to customers.  When the payment cycle for our receivables lengthens, we  use more of our cash reserves to fund our operations.  Any further increase in the payment cycle for our receivables would further decrease the cash available to us for our operations and the expansion of our business.  In addition, we sell certain trade receivables in the ordinary course of business, and the lengthening payment cycle may have an adverse impact on our ability to continue to do so.

____(10)____

Because the telecommunications market is characterized by rapid technological and other changes, our success depends on our ability to continually develop new and more technologically advanced products and product enhancements that achieve market acceptance.

The telecommunications market is characterized by rapid technological advances and frequent new product introductions and enhancements.  We believe that our future success will largely depend upon our ability to continue to enhance our existing products and to successfully develop and market new products on a cost-effective and timely basis.  The technologies applicable to our products include applications capable of analyzing and processing data based on accepted telephony standards and protocols.  If other technological standards and protocols gain broad market acceptance, we will be required to redesign our existing products or design new products that are able to view and analyze networks based on these new standards and protocols.  For example, the emergence of a new generation of data-oriented telecommunications networks based on Internet Protocols has brought about a need for a new generation of surveillance systems.  Similarly, the types of fraudulent schemes to which service providers are subject change with the emergence of new technologies, networks and other developments.  We cannot assure you that we will be successful in developing and marketing new applications or systems that will respond to technological change.

The market for our products is highly competitive.   Because many of our competitors have much greater resources than we have, it may be difficult for us to return to, and maintain, profitability.

Competition in our industry is intense, and we expect competition and price reductions to increase due to the continued slow-down in the telecommunications market.  To compete effectively, we have, at times, been required to grant substantial discounts on our products.  In addition, we could lose sales to our competitors.  Lower prices and reduced demand for our products would reduce our ability to generate revenue, which would harm our business.

Many of the companies that compete with us have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, marketing, public relations, sales, distribution and other resources.  Some of our competitors and potential competitors are among the largest and most capitalized software and hardware companies in the world.  Also, some of our competitors have located their research and development facilities in countries where labor costs for engineers and other experienced personnel are far lower than in Israel and the United States, where our research and development facilities are located.

We may also face competition from our customers.  Some of our customers are developing their own solutions internally or through strategic alliances.  For example, British Telecom has decided to commercialize its own internally developed fraud management system, Sheriff, through its subsidiary Azure.  Also, the internal information technology departments of some service providers, such as Qwest, are acting as our competitors for the provision of various revenue assurance solutions within their own companies.  As a result, solutions developed by our customers may replace and/or compete with products that we currently sell to them or that we may seek to sell to them in the future.

____(11)____

In efforts to cope with capital expenditures cuts, many customers have developed "revenue sharing" models for the purchase of systems such as ours.  If we are unable or unwilling to accept these models, we may lose sales to other suppliers.

Faced with the need to decrease their capital expenditures, many of our customers and potential customers are choosing to purchase solutions such as ours from providers who are willing to participate in revenue sharing models rather than requiring agreed-upon fixed payments.  Under these models, the solution provider typically is paid a proportion of the revenues that the service provider saves as a result of implementing the solution.  Some of our competitors are offering revenue sharing models themselves in order to make their solutions more attractive.  We have made initial proposals and sales pursuant to a limited revenue-sharing model under which we require payment of part of the price of our products, while the remainder of the price is subject to a revenue-sharing arrangement.  If we are unwilling to accept the revenue sharing models proposed by our customers and potential customers, and cannot create an equally attractive alternative solution through our limited revenue-sharing model, our sales may decrease.  As a result, our results of operations may suffer.  Furthermore, revenue sharing for the types of revenue assurance solutions that we provide is relatively untried.  We do not know whether any of the proposed models can effectively demonstrate the revenue to which we would be entitled. In addition, even if we do participate in revenue sharing arrangements, a portion of revenues would be deferred, which could have a short-term adverse affect on our results of operations.

Most of our products are based on a single technology platform, and our business will suffer if we cannot develop new products based on this platform to meet the needs of our customers.

Most of our software applications are based on a single technology platform.  If we are unable to develop new products that meet the needs of our customers because of our reliance on this single technology platform, sales of our products could decline.  Any significant decrease in the sales of our products could seriously harm our results of operations.

Our customers generally operate their networks using a wide variety of software applications, network equipment and software and hardware platforms.  If our products fail to integrate properly with our customers` equipment, our ability to generate future sales will be harmed.  For example, our platform uses the Windows NT operating system.  Most companies in the telecommunications industry currently use UNIX and may not be willing to implement a solution based on Windows NT.  If service providers are unwilling to accept a Windows NT-based solution, our business will be harmed.

Our business and its future growth depend on increased market acceptance of services based on packet-switched technology and third generation wireless networks.  If these services are not fully developed and accepted in the marketplace, our growth plans will be materially adversely affected.

Several of our newer products are designed to meet the specific requirements of new value-added services being made available by packet-switched technology and third generation wireless networks.  Demand and market acceptance for these services are subject to a high level of uncertainty.  For example, the deployment of third generation networks has been delayed throughout the world, except for limited deployment by one service operator in Japan and initial implementation by another in Europe.  In addition, VoIP service has not been widely accepted, due in part to the difficulties of providing high quality service.  At the same time, service providers are hesitating to invest in their existing networks due to their perception that these networks have a relatively short life-cycle.  If third generation networks and VoIP services are not fully developed and accepted in the marketplace, or if the implementation by service providers of third generation wireless networks continues to be significantly delayed due to economic or other problems, the market for many of our newer products may not develop or be sustainable.  In that case, our business would be materially adversely affected.

____(12)____

We do business with companies and governments located in countries around the world, which subjects us to additional risks.  If these risks materialize, our business will be materially adversely affected.

Because of the global nature of our business, we are exposed to the risk of economic or political instability in countries where our customers are located, particularly in developing countries.  Various Latin American countries are currently suffering from economic instability, which could spread to additional countries in the region, and we do business in a number of countries in Central and Latin America.  In addition, there are often longer sales and payment cycles in developing countries, as well as greater difficulties in collecting accounts receivable.

We face additional risks from our international operations including:

  difficulties of obtaining licenses, the imposition of tariffs and the effects of other trade barriers;

  difficulties in staffing and managing foreign operations;

  potentially adverse tax consequences;

  laws and business practices favoring local competition;

  costs and difficulties of customizing products for foreign countries;

  compliance with a wide variety of complex foreign laws and treaties; and

  variance and unexpected changes in local laws and regulations.

If we fail to overcome the challenges we encounter in our international operations, our business will be materially adversely affected.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon our protection of our proprietary technology, including both hardware and software components of our X-ellence platform.  We currently rely on a combination of trade secret and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We have filed several patent and trademark applications covering some of our technology and are in the process of preparing and filing additional patent and trademark applications.  We cannot assure you that any of these applications will be granted.  These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.  Moreover, competitors and potential competitors may attempt to copy or reverse engineer aspects of our product line or to obtain and use information that we regard as proprietary.  If we are unable to maintain the security of our proprietary technology for these or any other reasons, our business may suffer.

____(13)____

Because our products may infringe on the intellectual property rights of third parties, our business will suffer if we are sued for infringement or cannot obtain licenses to these rights on commercially acceptable terms.

We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others.  Many participants in the telecommunications industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to pursue litigation based on allegations of patent and other intellectual property infringement.  All of our products rely on technology that could be the subject of existing patents or patent applications of third parties.  We have agreed to indemnify our customers with respect to infringement by our products of the proprietary rights of third parties.  Third parties may assert infringement claims in the future with respect to our current or future products.  These claims may require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of these claims.  Any necessary licenses may not be available or, if available, may not be obtainable on commercially reasonable terms.  If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop selling our products in some or all countries, and our business would be seriously harmed.

Because we currently depend on licensed software as part of some of our products, our results of operations will suffer if we are unable to maintain these licenses on commercially reasonable terms or if the vendors are unable to provide the necessary support and maintenance.

We currently rely upon software that we license from third parties as part of some of our products, including software that is integrated with our internally developed software and used in our products to perform key functions. For example, we utilize a software package of i2 Technologies in our fraud management solution and a Convera software package in our surveillance solution.  We may be unable to maintain these software licenses from third parties  on commercially reasonable terms, if at all. This could result in shipment delays or reductions until equivalent replacement software could be developed or licensed and integrated into our products.  Any inability to maintain these licenses could harm our business.  Furthermore, some software is licensed from relatively small vendors, who may not be able to survive if the current difficult economic climate continues.  If any of these vendors cease their operations, we may face difficulties in obtaining the necessary support and maintenance for the software originally provided by them.

Future regulation of the Internet, VoIP market and third generation networks may slow growth in these areas resulting in decreased demand for some of our products and increased costs of doing business, which could have a material adverse effect on our results of operations.

Regulators on national and local levels worldwide may adopt laws and regulations that impose additional burdens on companies conducting business with Internet, VoIP or third generation network applications.  The adoption of any additional laws or regulations may impair expansion in these areas, which could in turn decrease demand for our products and services or otherwise harm our business.  Moreover, the applicability to the Internet, VoIP technology and third generation networks of existing laws in various jurisdictions regulating issues such as communications, copyright protection, sales tax, libel, obscenity and personal privacy is uncertain and may take years to resolve.  Some of these laws are changing, and new laws continue to be adopted from time to time by various countries around the world.  For example, following the attacks of September 11, 2001 the Patriot Act was passed into law in the United States and the Anti-Terrorism Act was adopted in the United Kingdom.  The long-term effect of these laws on the growth of areas relevant to our business remains to be seen.  However, if any of these issues are resolved in a manner that causes the market for our products to decline, our results of operations could be materially adversely affected.

____(14)____

Because we must obtain Israeli governmental approval to sell surveillance products, these sales are subject to restrictions and delays that could limit our ability to generate revenues from our surveillance systems, which could harm our business.

Our export sales of surveillance systems are subject to approval by the Israeli Ministry of Defense.  Current Israeli policy permits export of systems and products of the type manufactured by us to approved customers.  However, a permit is required prior to the initiation of each export sale proposal and, prior to shipment, an export permit for the actual transaction is also necessary.  We typically receive these permits in the ordinary course.  However, the Ministry of Defense notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility toward Israel.  We may be unable to obtain export permits for surveillance products we could otherwise sell in particular countries in the future.  Permits already issued may be revoked at any time prior to shipment of our products.  Failure to obtain export permits can cause us to default under our customer contracts and may result in the imposition of contractual penalties.  Governmental policy with respect to our surveillance systems could be altered from time to time in general or specifically with respect to sales in particular foreign countries.  Any change in governmental policy or in the permits issued to us could limit or prohibit altogether our sales of surveillance products and consequently harm our business.

Currency fluctuations could cause customers to decrease or cancel orders or default on payment.

Currently our international sales are denominated primarily in U.S. dollars.  Accordingly, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment.  An increasing portion of our international sales is now denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

We typically offer one-year warranty programs with respect to our products.  Our warranty generally provides that we will repair or replace products with defects in materials or workmanship or that fail to meet agreed-upon specifications.  Any significant product returns or warranty claims under our purchase orders could adversely affect our results of operations.  We offer sophisticated products that may contain software with undetected errors.  In addition, new products may experience failures when first introduced, and both current and future products may experience failures as new versions are released.  We rely to a large extent on our reputation among industry leaders in conducting our sales efforts.  As a result, any product recall as a result of errors or failures, and the associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and hurt our business.

Breaches in the security of the data collected by our systems could adversely affect our reputation and results of operations.

Our customers rely on third-party security features to protect the privacy and integrity of customer data.  Our products may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system, the hardware platform or the networks linked to the platform.  Our QualiWeb product, which provides information using Web access, presents additional security issues for our customers.  Exploitation of any vulnerabilities could jeopardize the security of information stored in and transmitted through the computer systems of our customers.  If the security of our products were compromised, our reputation and future product acceptance would be significantly harmed, which would cause our business to suffer.  In addition, we may be liable to our customers for any breach in security.  We may be required to expend significant capital and other resources to further protect against security breaches or to correct problems caused by any breach.

____(15)____

We depend on a limited number of key personnel who would be difficult to replace.  If we lose the services of these individuals or cannot hire additional qualified personnel, our business will be harmed.

Our business and future growth and success largely depend on the managerial and technical skills of Aharon Shech, our President and Chief Executive Officer, and other members of senior management.  If either Mr. Shech or other members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected.  Our success also depends to a substantial degree upon our ability to attract, motivate, and retain other highly-qualified personnel.  Despite the slow-down in high technology industries in Israel, there is still considerable competition for the services of highly-qualified technical and engineering personnel. There is also considerable competition for the services of experienced sales and marketing personnel.  We may not be able either to retain our current personnel or hire additional qualified personnel if and when needed.

We may seek to expand our business through mergers and acquisitions that could result in diversion of resources and extra expenses, which could disrupt our business and harm our financial condition.

We may pursue mergers and acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business.  The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause a diversion of management`s time and our resources.  Future acquisitions could also result in:

  dilutive issuances of equity securities;

  the incurrence of debt and contingent liabilities;

  impairment of goodwill and other intangible assets;

  research and development write-offs; and

  other acquisition-related expenses.

We cannot be sure that we will successfully integrate the business of any acquired companies or joint ventures with our operations.  We may not receive the intended benefits of any future acquisition or joint venture.  In addition, we have limited experience with respect to operating acquired businesses.  If the operation of the business of any future acquisitions disrupts our operations, our business may suffer.

____(16)____

Risks Related to our Relationship with ECI

We depend solely on ECI for key product components in our legacy probing devices, and we cannot control the manufacturing and delivery of these components.  Our business will be interrupted if ECI is unable or unwilling to provide these components.

ECI manufactures critical components needed for our X-ellence platform.  We cannot control the delivery schedule for these components.  Any problems that may occur with respect to the delivery, quality or cost of these components could result in product shortages or quality assurance problems. ECI has special expertise in engineering these components.  If ECI is unable or unwilling to provide these components, we will experience substantial delays in the manufacturing of certain of our products, and our business will suffer.

All of our ordinary shares held by ECI have been pledged as security for indebtedness under a credit facility.  Any foreclosure and sale of the pledged shares could result in a change of control of our company, which could, in turn, have a material adverse effect on our business and a negative effect on our share price.

ECI beneficially owns 10,490,325, or approximately 58.4%, of our outstanding shares. These shares have been pledged to banks by ECI to secure indebtedness under a $300 million credit facility, under which approximately $100 million was outstanding as of May 31, 2003.  If ECI defaults under the credit agreement, the banks may foreclose on the shares and sell them to satisfy ECI`s obligation to the banks.  This will result in a change of control of ECtel, which could, in turn, have a material adverse affect on our business.  In addition, any sale by the banks of a substantial number of shares into the public market could have a negative effect on our share price.  ECI`s relationships with its creditors could have other adverse impacts on our business.

ECI is in a position to control matters requiring a shareholder vote.  This may adversely affect the market price of our ordinary shares or deny our shareholders an opportunity to realize a premium on their shares.

ECI beneficially owns approximately 58.4% of our outstanding shares.  ECI therefore has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to:

  elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors)

  control our management, and

  approve or reject any merger, consolidation or sale of substantially all of our assets.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to ECI that are unrelated to us.

Some members of our board of directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner adverse to us.

Four of the members of our board of directors are executive officers of ECI.  These individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of the business of ECI and ECtel and could favor ECI in negotiations or relationships between ECI and us.

____(17)____

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

Our principal offices and manufacturing facilities and many of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between Israel and the Palestinians which has led to a breakdown of the entire peace process and affected Israel`s relationship with its Arab citizens and several Arab countries Furthermore, several countries which did conduct business with Israel and Israeli companies prior to the outbreak of hostilities with the Palestinians have terminated all business relations with Israeli companies.  Some countries which have not terminated business relations nevertheless restrict business with Israel and Israeli companies.  These restrictive laws and policies have had and may continue to have an adverse impact on our business

Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service.  Our officers and employees have been called up by the military for temporary service with increasing frequency since the outbreak of the hostilities with the Palestinians.  Any disruption in our operations would harm our business.

Because most of our revenues are generated in U.S. dollars but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by inflation and currency fluctuations.

We generate most of our revenues in U.S. dollars but incur a significant portion of our expenses in New Israeli Shekels, commonly referred to as NIS.  As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel.  In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.  Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future.  Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS.  These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

____(18)____

The government programs and tax benefits that we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for research and development programs that meet specified criteria.  We also receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises."  To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including paying royalties with respect to grants received and making specified investments in fixed assets.  In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be cancelled.  We could also be required to refund any payments previously received under these programs or pay increased taxes.  We recorded grant participations of an aggregate of approximately $900,000 in 2002 and approximately $1.4 million in 2001.  As of December 31, 2002, our contingent liability to the Office of the Chief Scientist with respect to grants received was approximately $1.8 million. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future.  These programs and tax benefits may not continue in the future at their current levels or at any level.  From time to time, we submit requests for new grants from the Office of the Chief Scientist and for expansion of our Approved Enterprise programs or for new programs to be designated as Approved Enterprises.  These requests might not be approved particularly in light of the deteriorating economic conditions in Israel.  The termination or reduction of these grants and tax benefits could seriously harm our business, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors, our controlling shareholder and our Israeli auditors or to assert U.S. securities law claims in Israel.

Service of process upon ECtel and ECI, our controlling shareholder, each of which is incorporated in Israel, and upon our directors and officers and our Israeli auditors, substantially all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because substantially all of our assets and ECI`s assets, and substantially all of our directors and officers and our Israeli auditors are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel.  However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

  adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

  the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

  the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

  the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

  an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

  the U.S. court is not prohibited from enforcing judgments of Israeli courts.

____(19)____

If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel.  The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency.  Pending collection, the amount of the judgment of an Israeli court stated in NIS ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time.  Judgment creditors bear the risk of unfavorable exchange rates.

Provisions of Israeli law could delay, prevent or otherwise inhibit a change of control and therefore depress the price of our stock.

The Israeli Companies Law - 1999 includes restrictions on mergers, such as special voting requirements, the ability of creditors to seek court intervention to delay or prevent a merger and a mandatory waiting period.  In addition, under certain circumstances, the Companies Law requires that acquisitions be performed via tender offer.  For more information, see "Item 10B - Memorandum and Articles of Association -- Mergers and Acquisitions Under Israeli Law."

Risks Related to the Market for Our Ordinary Shares

Our stock price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly in the past year.  In particular, on the day following our announcement of our expected results for the first quarter of 2003, our share price decreased by 34%.  Numerous factors, many of which are beyond our control, have caused and may continue to cause the market price of our ordinary shares to fluctuate significantly, such as:

  shortfalls in our operating results from levels forecast by securities analysts, such as occurred during the first quarter 2003;

  fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

  announcements concerning us, ECI, or our competitors;

  the introduction of new telecommunications services;

  changes in pricing policies by us or our competitors;

  market conditions in our industry and the general global economy; and

  the general state of the securities market (particularly the technology sector)

In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance.  The price levels of technology stocks traded on the Nasdaq National Market decreased significantly during 2000, 2001 and 2002.  These broad market and industry factors may depress our share price, regardless of our actual operating results.

____(20)____

Substantial future sales of our ordinary shares may depress our share price.

ECI owns 10,490,325, or 58.4%, of our outstanding ordinary shares.  These shares have been pledged to banks by ECI to secure indebtedness under a credit facility.  If ECI defaults under the credit agreement, the banks may foreclose on the shares and seek to sell them in the public market. ECI signed a Letter Agreement with the banks on May 30, 2003, which effectively cured, effective on June 30, 2003, the earlier covenant default status of ECI. An additional 391,335 shares as well as warrants to purchase an additional 1,250,000 shares are held by Telrad Networks Ltd.  ECI and Telrad both have rights to require us to register their ordinary shares with the Securities and Exchange Commission. In March 2002 we registered an aggregate of 2,422,175 shares for resale with the SEC.  These shares consisted of 850,000 shares that we issued to Telrad in connection with our acquisition of NetEye from Telrad, described below in Item 5, and an aggregate of 1,572,175 shares that ECI sold to investors, as described below in Item 7.  If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.  Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and in a place we deem appropriate.

Item 4. Information on the Company.

A. History and Development of the Company.

ECtel Ltd. is our legal and commercial name.  Until April 1998, we operated under the name ECI Telesystems Ltd.  We were incorporated as a wholly-owned subsidiary of ECI Telecom Ltd. on April 4, 1990, under the laws of the State of Israel. Our principal executive offices are located at 43 Hasivim Street, Petah Tikva 49130, Israel and our telephone number is (972-3) 926-8200.  Our agent in the United States, ECtel Inc., is located at 22527 Gateway Center Drive, Clarksburg, MD 20871.

We initially focused primarily on the development and sale of telecommunication monitoring and communication control systems to governmental agencies.  In 1993, ECI acquired a 75% interest in a company now named ECtel Inc., a Maryland corporation engaged primarily in the development and sale of quality-of-service solutions to telecommunications service providers.  ECI purchased the remaining 25% interest in ECtel Inc. in 1997.  In January 1998, we began to coordinate our operations with those of ECtel Inc. as an initial step to combining our two companies.  We acquired ECtel Inc. from ECI in October 1998.  The combination of the two companies, which use similar technology architectures, enabled us to draw from the strengths of both companies to improve and expand the solutions we could offer to our customers.  The combination also allowed us to realize operating and administrative efficiencies, as we were able to consolidate our research and development, manufacturing and marketing efforts.

In October 1999, we completed an initial public offering of 4,025,000 of our ordinary shares.  We received net proceeds of approximately $43.2 million from this offering.

In October 2001, we acquired Telrad Hawk Net-I Ltd., or NetEye, from Telrad Networks, Ltd.  Please see "Item 5A - Operating Results - Acquisition of NetEye" for more information on this acquisition.

Principal Capital Expenditures

Our principal capital expenditures in the past three years have been the purchase of equipment and other fixed assets used in our business (mainly in Israel).  These purchases totaled approximately $2.2 million in 2000, approximately $1.8 million in 2001 and approximately $2.0 million in 2002.  Our capital expenditures in 2002 were spent primarily for the procurement of test and production equipment computers.  We used internal working capital to finance these capital expenditures.

____(21)____

B. Business Overview.

General

We develop and market revenue assurance and surveillance solutions for circuit-switched and packet-switched wireline and wireless networks.  Our revenue assurance solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by:

  detecting and preventing fraud;

  monitoring the quality of service over their networks; and

  supporting billing assurance, including billing mediation functions of interconnection arrangements.

Our surveillance solutions enable governmental agencies to perform real-time, comprehensive surveillance on telecommunications networks.

Industry Overview

Changes in the Telecommunications Industry

The telecommunications industry has undergone dynamic change over the last few years, a trend that is expected to continue.  These changes include:

Convergence of Circuit-Switched and Packet-Switched Networks.  Telecommunications networks of the early 1990s were not designed to handle the dramatic increases in data traffic which have been fueled by the growing use of the Internet.  This led to the development of a new generation of data-oriented communications networks, often based on Internet Protocols, that use packet-networking technology, as an alternative to traditional, circuit-switched telephone networks.  These packet-based, or next-generation, networks, however, are not expected to immediately replace circuit-switched networks.  As a result, packet-switched and circuit-switched networks are expected to coexist and interconnect with each other for the foreseeable future, creating what is known as converged networks.

Development of Value-Added Services.  Greater competition and advances in technology have led service providers to seek to differentiate themselves by offering advanced, value-added services.  The increased connectivity to the Internet is making Internet-based communications, such as multimedia content, including video and audio, and e-commerce services, an integral part of these value-added services.  Service providers are also expanding the range of wireless services to include data services such as e-mail, Short Message Service (SMS) and limited Internet access.  The emerging third generation wireless (3G) technology will enable the wireless provisioning of an even broader range of services, including full Internet access, downloading music and video, video conferencing and mobile banking, trading and online games.

Increased Network Interconnectivity.  Advanced technologies and expanded product offerings have caused telecommunications networks of multiple service providers to be increasingly interconnected. For example, the value-added services offered by service providers are often obtained from a number of different content providers, requiring interconnections among their networks to provide the services to customers. In addition, although recently there has been a trend of consolidation among service providers in response to deteriorating economic conditions, deregulation and privatization have led to a large increase in the number of service providers operating worldwide.  These service providers must interconnect their networks with those of other providers to enable their respective subscribers to communicate with each other.

____(22)____

Increased Focus on Revenue Assurance.   Recently, in response to the deteriorating global economic conditions, service providers have often been forced to lower the prices they charge for value added services.  In turn, lower prices have resulted in lower profit margins for the service providers with respect to these value added services.  As a result, there is an increased need for service providers to ensure that they capture as much of the revenues associated with these value added services as possible.

Increased Focus on Surveillance Capabilities.  As a result of the attacks of September 11, 2001, there has been an increase in concern regarding national security, cyber-terrorism and other communications-related crimes.  These increased concerns, along with existing laws such as CALEA and the passage of laws such as the Patriot Act in the United States and the Anti-Terrorism Act in the United Kingdom, have led to a global trend of increased surveillance by government agencies in a number of countries.

Service Provider Challenges

As service providers increase their focus on revenue assurance, they face challenges in the following areas:

Fraud Prevention.  Fraud typically represents a significant loss of revenues for service providers.  Due to the following factors, there are greater opportunities for fraud, and acts of fraud are potentially significantly more damaging:

  Value-added service offerings create vulnerabilities in telecommunications networks, making fraud schemes easier.  Service offerings include high value transactions such as on-line banking, mobile commerce, and content, which has significantly increased the potential losses caused by acts of fraud;

  The growth of interconnected networks makes it more difficult for any provider in the chain to detect fraud and hold a defrauder responsible;

  Under their interconnection agreements, service providers are often committed to make partial payments to each other relating to fraudulent sessions that they may not be able to recoup from their customers.  This has increased the out-of-pocket costs incurred by service providers as a result of fraud; and

  In some countries, "pirate" service providers have begun providing international voice service on data lines that the pirate providers lease on PABX exchanges in the local country network.  These leased data lines are generally not permitted by various laws governing data and voice traffic in these countries to carry voice traffic.  By using these data lines, the pirate providers bypass the high international toll tariffs that traditional service providers are required to pay when providing international voice service.  As a result, the pirate providers can charge less to customers than traditional service providers can, which in turns results in the loss of customers by traditional service providers.

Service providers require increasingly sophisticated fraud prevention solutions in order to overcome these challenges and effectively detect and prevent fraud in modern telecommunications networks.

Quality of Service.  In order to compete effectively, service providers must emphasize the quality and reliability of their services.   In addition, the transmission of integrated voice and data traffic over converged networks has created new quality-of-service problems that did not exist in traditional, circuit-switched networks.  For example, as a result of the packet technology used in next generation networks, a delay or loss of some of the packets making up a specific message may render that message incomprehensible.  In addition, service providers with interconnecting networks enter into service level agreements with each other requiring the provision of a specified minimum level of service.  The growing variety of value-added services being offered demand a higher level of coordination between service providers to maintain quality of service.  Service providers must meet these quality-of-service challenges to provide the high quality, reliable service that is essential to attract and retain customers.

____(23)____

Interconnect Billing.  The number of interconnections among service providers is continually increasing, making it more important to verify the accuracy of inter-carrier billing under interconnection arrangements.  In addition, the current flat rate billing solutions do not enable service providers to bill other providers based on usage of new value-added services, such as SMS or cellular roaming, over their networks.  In order to maximize potential revenues, service providers require usage-based billing solutions.

In order for service providers to effectively address these new challenges and remain competitive, they require comprehensive revenue assurance solutions to prevent fraud, maintain quality of service and accurately bill for interconnected transmissions.  These solutions must be capable of processing tens of millions of sessions per day from an objective source, operating with hardware and software provided by multiple vendors and supporting the multiple technologies that exist in converged networks.  In addition, solutions must be flexible in order to adapt easily to rapidly changing technologies.  Finally, service providers seek revenue assurance solutions that meet all of these objectives and provide a demonstrable and rapid return on investment.

Government Agency Challenges

Rapidly Changing Environment.  As a result of the rapid evolution of converged networks and the growing variety of value-added services available, it has become more difficult for government agencies to conduct surveillance operations. At the same time, the ongoing deregulation of the telecommunications industry has required governmental agencies conducting surveillance to monitor a larger number of service providers.  Governmental agencies require more sophisticated and highly-scalable solutions in order to effectively monitor telecommunications networks in this continuously changing environment. Moreover, they require real-time solutions that are capable of monitoring all the services used by the targets of surveillance, including voice, data, cellular and value-added services.  Since the attacks of September 11, 2001, network surveillance capabilities and security generally have become a much higher priority for governments and, as a result, for service providers.

In order for government agencies to conduct effective surveillance in the current environment, they require solutions that can monitor the full range of services used by the targets of surveillance and that are able to work with different network technologies and protocols.

____(24)____

The ECtel Solution

We develop and market revenue assurance and surveillance solutions for circuit-switched and packet-switched wireline and wireless networks.  Our products consist of proprietary software and hardware components, as well as off-the-shelf hardware and software components.  We believe that our solutions provide our customers with the following benefits:

  Comprehensive View of the Network.  Modern international communications networks function on a variety of transmission protocols.  For example, transmission protocols for circuit-switched networks are different from those used in packet-switched networks.  Our solutions have the capability to view and analyze many of the transmission protocols used in converged networks.  In addition, our solutions are capable of viewing and analyzing not only the signaling information, but also the embedded session information.  Signaling information consists of basic information, such as time and place of origin and destination of the message.  Embedded session information includes the classification of message type (e.g., voice, fax or data) and information regarding the message content, such as touch tones initiated during a call.  Most alternative solutions provided by our competitors only analyze the signaling information.  Moreover, our solutions perform the crucial mediation function, which is necessary in order to analyze and correlate data from a wide variety of information sources in a packet-switched network.  These information sources include specialized probes that provide value-added services and other applications.  As a result, our solutions are generally able to provide a more comprehensive view of modern, interconnected networks than those of our competitors.

  Real-Time Functionality.  Our revenue assurance platform is designed to collect, process and present data about the network in real-time.  This allows our customers to react to network conditions and events generally as they occur.  For example, using our fraud prevention product, a service provider can detect and interrupt fraudulent activity as it occurs or even before it begins, thereby reducing losses.  This real-time functionality is of increasing importance with respect to data services that support high value transactions, such as on-line banking or securities trading, in which both the network provider and the subscriber bear the risk of substantial losses as a result of acts of fraud.  In addition, using our quality-of-service monitoring products, a service provider can monitor network quality and detect service problems in its network.  Based on this information, the provider can reroute traffic and initiate maintenance on its network within minutes.

  Flexible, Scalable, Multi-Application Platform.  Our revenue assurance platform has been designed to meet the continually evolving requirements of service providers.  Our platform is based on a modular architecture, which enables our customers to easily and cost-effectively add capacity and network coverage.  In addition, because all of our applications run on the same platform, our customers can easily add new functionalities to their installed solution.  Our solutions can also be easily upgraded to keep up with the rapid introduction of new technologies and services.

  Vendor Independent Solutions.  Our probing solutions analyze raw signaling information and embedded session information, each captured directly from the network.  These solutions do not rely on information provided in vendor-specific format such as data that is processed and formatted for billing systems.  By analyzing raw information, our fraud prevention system enables our customers to detect types of fraud that would not be detected by analyzing only processed data.  For example, our solutions capture and analyze information about unsuccessful call attempts, which is not usually registered with billing systems, and which is important in detecting some types of fraud and implementing a proactive approach for fraud prevention.

____(25)____

  Sophisticated Algorithms.  We have developed sophisticated proprietary algorithms to enable our products to perform comprehensive session analyses.  Using these algorithms and supporting hardware, our solutions can analyze signaling information and embedded session information on multiple channels simultaneously.  For example, our powerful data-mining algorithm uses neural networks and decision tree techniques that enable our fraud prevention solutions to detect types of fraud that the rule-based solutions of many of our competitors are unable to detect.  We have also developed proprietary digital signal processing algorithms to enable our products to perform comprehensive session signal analysis.

  User-Defined Operational Parameters.  Our revenue assurance platform and applications provide service providers with the flexibility to have their personnel define the scope of the data they require and the preferred method of viewing this data.  For example, a service provider`s quality assurance professional may use our quality-of-service products to view a bar graph showing the ratio of successful call connections to various destinations.  At the same time, its marketing professional may use the same product to view usage information.  Using a standard personal computer, each user can generate customized reports and easily select, organize and analyze the data relevant to her.

Business Strategy

Our objective is to be the leading provider of revenue assurance and surveillance solutions for converged networks worldwide.  The following are key elements of our strategy:

  Offer Comprehensive Revenue Assurance and Surveillance Solutions.  We offer our service provider customers comprehensive solutions to meet their revenue assurance needs.  We also continually add new applications to our products to ensure that our customers are able to meet the full range of revenue assurance challenges that exist in converged networks. We offer our governmental agency and law enforcement customers solutions that enable them to conduct surveillance in real time over rapidly growing, converged networks.  In particular, we offer solutions that allow monitoring of advanced services used by targets of surveillance, including data and value-added services.  We continually adapt our existing revenue assurance and surveillance solutions to be compatible with emerging technologies and services.

  Maintain and Enhance Our Technological Leadership.  We believe that our technology platform provides us with a competitive advantage in developing revenue assurance and surveillance solutions to meet the rapidly changing needs of service providers and governmental agencies.  We have invested significant resources over a number of years for both internal development and selective acquisitions.  We intend to continue to invest in our technology, through internal development and selective acquisitions, to maintain our position as a technological leader in revenue assurance and surveillance solutions.

  Focus on Leading Worldwide Service Providers.  We focus our marketing efforts on leading worldwide service providers of wireline, wireless and next-generation communication services, many of whom have global affiliations.  Our customer base includes many of the world`s largest telecommunications service providers, including Austria Telekom, Belgacom, Cable & Wireless Group, Deutsche Telekom, Hutchison H3G, MM02, Portugal Telecom, Qwest Communications International, Swisscom, and the Telefonica Group.  We believe that sales to market leaders will assist our marketing efforts to other industry participants.

  Maintain Direct and Interactive Relationships With Our Customers.  We work closely with our existing customers, both to service the solutions already sold to them, and to provide additional consulting services to help them continually refine and upgrade their solutions.  This enables us to market complementary products to our customers to meet their changing needs and to stay abreast of the continually evolving needs of the marketplace.

____(26)____

  Expand Our Global Presence.  We are expanding our global presence by adding local support offices to better serve our customers.  For example, we added an office in Ft. Lauderdale, Florida to serve our Latin American client base and we have an agreement with a third party to provide sales and support services in Brazil.  We intend to use these locations not only to enhance service to our current customers, but also to more effectively market to new customers in these regions.  We also have an agreement with a third party to provide sales and support services in Singapore, with another in Hong Kong to provide sales and support services in the rest of the Asian Pacific region and with another to provide sales services for India.

Products

Revenue Assurance Solutions

All of our revenue assurance solutions are based on our X-ellence platform, which consists of:

  Probes;

  Mediation software; and

  Data analysis applications.

Probes.  Our application-specific probes are attached to the service provider`s network.  Our probes for circuit-switched networks are a combination of our proprietary software and hardware components.  Our probes for next generation networks are a combination of our proprietary software and off-the-shelf probe hardware.  The probes capture, filter, aggregate, correlate and merge data collected from network links, such as E-1/T-1 links, and Internet, fast Internet and gigabit Internet links.  Our probes gather information from all layers of the network, from the physical layer to the application layer, without disrupting the operation of the network service.

Mediation Software.  Our software solutions perform the crucial mediation function.  Mediation consists of extracting, collecting, re-formatting and filtering raw information from various network elements, including routers, firewalls, authentication servers, domain name servers, Web servers, e-mail servers, video servers, and VoIP gateways.  This information can be combined with information obtained from probes to create complete data records relating to sessions passing through the network.

Data Analysis Applications.  Our solutions analyze the data records created by the probes and mediation software and create the reports used for the revenue assurance needs of our clients.  Our solutions are capable of presenting reports in real-time for tens of millions of sessions per day.

Our platform`s flexible, scalable architecture is designed to evolve and grow with emerging technologies and the changing needs of our customers.  It enables our customers to:

  Scale the capacity and processing power of our products;

  Add new applications to an installed system; and

  Assimilate new and emerging network standards, devices and applications.

Following is a description of our revenue assurance solutions that operate on our platform:

Fraud Prevention Solutions

Our fraud prevention solutions gather information about calls both in real-time and offline and compare it to fraudulent scenarios established within user-specified filter parameters, subscriber profiles and thresholds.  When defined thresholds are reached, an alert is automatically generated and appropriate intervention can take place according to the user`s chosen parameters. The following table describes our fraud prevention solutions:

____(27)____

Solution	Description/Functionality
FraudView	Comprehensive fraud detection and prevention solution for wireline, circuit-switched and next generation networks.
FraudView-M	Comprehensive fraud detection and prevention solution for wireless (2,2.5 and 3G) networks that detects and prevents subscription, roaming and prepaid fraud, as well as cloning.
MineView	Add-on application that enables detection of dynamic and sophisticated fraud patterns by using comprehensive data-mining algorithms.

Quality of Service Solutions

Our quality-of-service solutions enable service providers to identify whether their services or networks are operating according to desired standards, and also to pinpoint the source of any network problem.  Once the problem is found, the service provider can address the problem by repairing faulty equipment, adjusting network settings or choosing a different route for sessions to avoid areas of heavy traffic or poor service.  The following table describes our quality of service solutions:

Solution	Description/Functionality
QualiView/SigView	Monitoring solution based on an automated measurement device that continuously measures multiple performance parameters on a circuit-switched network.
QualiWeb	Add-on application to QualiView that creates Web-based reports and alerts for multiple users.
Quali.Net	Network characterization and performance measurement system based on intrusive testing for wireline networks.

Billing Assistance Solutions

Our billing assistance solutions are designed to support service providers that offer multiple services and interconnect with numerous other providers on circuit-switched or packet-switched networks.  The following table describes our billing assistance solutions:

Solution	Description/Functionality
IC-Guard	Interconnect billing verification solution for wireline and wireless networks.
SS7Counter

Usage-based billing solution that defines, monitors, analyzes, verifies and allows for accurate charging of multiple services between service providers based on raw signaling information for wireline and wireless networks.

Hawk-Eye	Billing mediation solution that allows usage-based billing for telecommunications and data services for telephony and next generation networks.

____(28)____

Surveillance Solutions

All of our surveillance solutions are based on our Intelli-View platform, which is similar to our X-ellence platform.  Our applications are capable of monitoring and extracting content from Internet traffic, e-mail, messaging applications, File Transfer and Telnet Protocols.  Our systems enable several users to simultaneously monitor and process voice, fax and data communications over multiple channels in a variety of analog and digital formats.  Agencies can then store large volumes of data using third-party disks to permit quick and easy access by using advanced technologies for analysis and data retrieval operations.  The following table describes our network surveillance solutions:

Solution	Description/Functionality
Telephony Monitoring and Recording System	Surveillance solution that enables government agencies to monitor calls within wireline networks.
Cellular Monitoring and Recording System	Surveillance solution that enables government agencies to monitor calls within wireless networks.
Internet Protocol Monitoring and Recording System	Surveillance solution that enables government agencies to monitor sessions within next generation networks.
X-pose	An advanced monitoring center that supports storage of selected sessions in wireline, wireless and next generation networks.

Sales and Marketing

As of December 31, 2002, our direct sales force and marketing staff consisted of 68 employees.  We market our revenue assurance solutions to service providers worldwide primarily through a direct sales force.  Our sales staff operates out of our offices in Israel, the United States and the United Kingdom.  In addition, in 2002 we established a new subsidiary in Germany for marketing and sales to customers in Austria, Germany, Liechtenstein and Switzerland.  We also offer our products in other countries through local sales representatives or integrators, either on a commission or other payment basis.  We offer ongoing support services for our customers worldwide through our facilities in Israel, the United States, the United Kingdom and Germany.  In addition, we obtain sales and support services through a third party in Singapore and we have also entered into agreements with various third parties to provide sales and support services in Brazil, the Asia Pacific region and India.

Sales of our revenue assurance solutions are made predominantly to large service providers and involve lengthy evaluation processes before the customers issue purchase orders.  Because the purchase of our products is a relatively significant capital expenditure, prospective customers generally commit substantial resources to an evaluation of our solutions and require us to expend significant time, effort and money educating them about the value of our solutions.  This sales cycle for our revenue assurance solutions has grown substantially to an average of between nine and 24 months.  Our primary marketing activities include raising awareness among existing and potential customers of the benefits provided by the features of our products.  To accomplish these tasks, we use direct sales and various marketing efforts.  We participate in exhibitions and industry trade shows.  We have established annual international user-group meetings to demonstrate our capabilities to our service provider customers and get their feedback on our products.  In addition, we hold seminars for our strategic customers to enhance our dialogue with them and to help focus our product development efforts.  We also actively participate in the activities of standards-setting bodies.

____(29)____

We market our surveillance systems internationally to various governmental agencies through a direct sales force operating out of our offices in Israel.  The sales cycle for our surveillance systems products typically ranges from 12 to 24 months.

Customers

We have sold our solutions for more than 180 customers in over 60 countries, including the following:

Austria Telekom	Hutchison H3G
Belgacom	MM02
British Telecommunications plc.	Portugal Telecom
Cable & Wireless Group	Qwest
Cellcom	Swisscom
Deutsche Telekom	Telefonica Group
Embratel

In 2002, our top ten customers accounted for 70.5% of our revenues in 2002, with sales to one customer in the Asian Pacific region accounting for 30.1% of our revenues and sales to one customer in Latin America accounting for 10.5 % of our revenues.  In 2001, our top ten customers accounted for 65.4% of our revenues, with sales to the same customer in the Asian Pacific region accounting for 24.8% of our revenues.

The following table shows a breakdown of our sales by geographical region during 2000, 2001 and 2002 (in thousands):

	Year ended December 31
	2000	2001	2002
Israel	$6,163	$5,671	$1,227
Asian Pacific	14,043	29,332	42,965
North America	7,192	1,041	634
Europe	18,298	15,162	11,286
Africa	2,015	456	2,100
South America	12,024	28,936	37,565
Total Revenues	$59,735	$80,598	$95,777

Please see Note 13D to our consolidated financial statements incorporated by reference in this annual report for information on our sales by product segment (sales of revenue assurance solutions for service providers and sales of surveillance solutions for government agencies).

____(30)____

Manufacturing

We purchase some hardware, such as servers and storage devices, from third party vendors such as IBM and Hewlett Packard.  Our manufacturing operations consist primarily of final assembly and testing, involving the application of extensive testing and quality control procedures to materials, modules, subassemblies and systems.  Although we generally use standard parts and modules in our products, certain modules are presently available only from a limited number of sources.  In addition, we purchase various customized components from ECI, such as digital signaling processing boards and mechanical wiring.  To date, we have been able to obtain adequate supplies of all components in a timely manner from existing sources or, when necessary, from alternative sources.

We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development and manufacturing departments.  Our primary manufacturing and research and development facilities have received certification to Quality Standard ISO 9001.  ISO 9001 is an international set of quality assurance standards for companies involved in the design, development, manufacturing, installation and servicing of products or services.  These standards are set by the International Organization for Standardization (ISO), an international federation of national standards bodies.  To be recommended for ISO 9001 certification, a company must be audited by an ISO-accredited auditing company and must meet or surpass the ISO standards.  We believe that our customers value the process, control and traceability that are required to achieve ISO 9001 certification.

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers` needs.  As of December 31, 2002, 134 of our employees were engaged primarily in research and development activities, including customization and testing.  We expect that we will continue to commit substantial resources to research and development in the future.

As a recipient of grants from the Office of the Chief Scientist, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption.  Know-how from the research and development which is used to produce these products may not be transferred to third parties without the approval of the Office of the Chief Scientist.  Approval is not required for the export of any products resulting from the research and development based on these grants.  For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, see "Item 5B - Liquidity and Capital Resources - Grants from the Office of the Chief Scientist."

Competition

The telecommunications industry is characterized by intense competition.  Many of the companies that compete with us have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, marketing, public relations, sales, distribution and other resources.  Some of our competitors and potential competitors are among the largest and most well capitalized software and hardware companies in the world.

We have also begun to face competition from our customers and new vendors, and we expect this trend to continue in the future.  Some of our customers are developing their own solutions internally or through strategic alliances.

Our competitors in the fraud prevention market are Agilent/Cerebus, Alcatel, Amdocs, Compaq, Ericsson, Lightbridge and Neural Technologies.  Our competitors in the quality-of-service solutions market include Agilent, Radcom, Sotas, Tekelec, Tektronix, Inc. and TTI Telecom.  Our competitors in the sale of billing assistance solutions include Agilent, Cerebrus, Azure, Accenture, Amdocs and Pricewaterhouse Coopers.  Our competitors in the sale of surveillance systems include switch manufacturers such as Siemens and surveillance equipment vendors such as Verint and Nice.

____(31)____

We believe that the principal competitive factors in the markets in which we compete are product functionality, the ability to provide effective and comprehensive solutions, pricing, timely introduction of new products, especially products of next generation networks, and responsive customer support.

For a breakdown of total revenues by category of activity, or segments, for each of the last three financial years, see "Item 5A - Revenues."

Intellectual Property and Proprietary Rights

The telecommunications industry is characterized to a great extent by its reliance on proprietary technology.  We believe that we own or have the license to use the technologies used in our products.  We depend on a combination of technical innovations, trade secrets, and non-disclosure agreements for the protection of this technology.  Also, we are filing patent applications to protect our technology and trademark applications to register our trademarks.  Various trademarks have already been registered in certain countries.

Although we intend to protect our rights in technology vigorously, we cannot be sure that these measures will be successful.  It may be possible for unauthorized third parties to misappropriate or reverse engineer aspects of our products or technology, independently develop technology of substantially similar functionality or performance, or obtain information that we regard as proprietary.  Moreover, the laws of some foreign countries in which we sell or may sell our products may not fully protect, or may not protect at all, our proprietary rights in products.

Third parties may, from time to time, claim that our current or future products infringe their intellectual property rights.  For example, we were recently approached by a company registered in Germany, claiming that a certain product of ours was infringing its patent.  Upon review of this claim by our patent attorney, we came to the conclusion that this claim was unfounded and so advised this company.  We have not received any further communication from this company. Intellectual property litigation is complex and we cannot assure you of the outcome of any such litigation.  Any future intellectual property litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of our technical and management personnel and disrupt or otherwise severely impact our relationships with current and potential customers.  An adverse determination in any such proceeding could subject us to significant liabilities to third parties, require disputed rights to be licensed from those parties, assuming licenses to the rights could be obtained, or require us to cease using the technology and expend significant resources to develop non-infringing technology.  We may not be able to obtain a license at an acceptable price.

CashView, CMRS, FraudView, HawkEye, IC-Guard, Intelli-View, IPMRS, IntraSight, I-Probe, NeTrace, NGN FraudView, ProfEdge, PreView, QualiMobile, QualiVOIP, Quali.Net, QualiView, QualiWeb, SigView, TMRS, X-ellence, X-pertView, X-pose and X-Probe are among the trademarks of ECtel.

Government Regulations

Our export sales of surveillance systems are subject to approval by the Israeli Ministry of Defense.  Current Israeli policy permits export of systems and products of the type manufactured by us to approved customers.  However, a permit is required prior to the initiation of each export sale proposal and, prior to shipment, an export permit for the actual transaction is also necessary.  We typically receive these permits in the ordinary course.  However, the Ministry of Defense notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility toward Israel.

We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for research and development programs.  We also receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises."  Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us.

____(32)____

Demand for products by service providers and governmental agencies is affected by various types of laws and regulations in the areas of surveillance of electronic communications, as well as in use of communications customer records, network service standards, billing for use of interconnected networks, certification of and charges paid by VoIP service providers and opening markets to competition.  In addition, various countries are now formalizing standards for the implementation of IP surveillance technology in the networks of service providers that operate in those countries. The outcome of these new laws and regulations is difficult to predict.  For more description of the Office of the Chief Scientist, tax benefits for Approved Enterprises and export controls, see "Item 5B - Liquidity and Capital Resources - Grants from the Office of the Chief Scientist" and "Item 10E - Taxation - Israeli Taxation - Tax Benefits under the Law for the Encouragement of Capital Investments, 1959," respectively.

C. Organizational Structure

We are a subsidiary of ECI Telecom Ltd.  ECI holds of record 10,490,325, or approximately 58.4%, of our outstanding ordinary shares.  ECI is a provider of integrated network solutions which designs, develops, manufactures and markets digital telecommunications and data transmission systems, enabling network operators to deliver cost-effective services.

We own all the outstanding shares of:

ECtel Inc., a Maryland corporation,

ECtel (2000) U.K. Ltd., a U.K. company,

ECtel GmbH, a German company,

Telrad Hawk Net-I Ltd., an Israeli company and

ECtel BNV, a Dutch company.

D. Property, Plants and Equipment

Our main office, research and development and production facilities, to which we have moved recently, are located in Petah Tikva, Israel and occupy approximately 74,950 square feet. The term of the lease is through February 19, 2005, with a renewal option of three years.

ECtel Inc., our U.S. subsidiary, leases an approximately 24,000 square-foot office and production facility in Clarksburg, Maryland and approximately 1,500 square feet of office space in Florida. The term of the Clarksburg lease is through March 31, 2008, with a renewal option of three years.

ECtel (2000) U.K. Ltd., our U.K. subsidiary, leases approximately 2000 square feet of office space in London, England.  The term of this lease is through November 2010, with an option to terminate in 2005.

ECtel GmbH leases approximately 970 square feet of office space from ECI Telecom GmbH in Frankfurt, Germany.  The term of this lease is one year from October 1, 2002, with an automatic one year renewal, unless either party notifies the other party, no later than 180 days prior to the termination of the initial term, of its wish not to renew.

____(33)____

Item 5. Operating and Financial Review and Prospects.

A.                    Operating Results.

You should read this discussion with the consolidated financial statements incorporated by reference in this annual report and the other financial information included in this annual report.

We operated as a wholly-owned subsidiary of ECI until our initial public offering in October 1999.  Until the second quarter of 1998, some activities in the United States relating to sales and production of surveillance solutions were carried out by ECI Telecom Inc., a fellow subsidiary of ECI and, at that time, also the parent company of ECtel Inc., now a subsidiary of ours.  (See "Non-Cash Accounting Charges" below for more information on our acquisition of ECtel Inc.)  Effective as of the second quarter of 1998, these activities formerly carried out by ECI Telecom Inc. are performed by our wholly owned subsidiary ECtel Inc.  In addition, some administrative and other expenses relating to sales of other products borne by ECI prior to the second quarter of 1998, and by us since then, have been included in respect of the first quarter of 1998. For the first quarter of 1998, these carve-out operations included in the financial statements were under the control of the management of ECI or its wholly-owned subsidiaries and are presented as if they were discrete operations under common control.  Inter-company accounts and transactions involving the carve-out operations have been eliminated for presentation purposes.  Unless otherwise specified, all discussions in this annual report of our operations and results of operations refer to the operations and results of operations of the combined companies and activities.

For more information on our relationship with ECI, see "Item 7 - Major Shareholders and Related Party Transactions."

Revenues

We operate our business in two segments, sales of revenue assurance solutions to service providers and sales of surveillance solutions for governmental agencies.  Sales to service providers accounted for 54.7% of our revenues in 2002, 75.6% of our revenues in 2001 and 79.4% of our revenues in 2000.  For more information regarding the change in the mix of our sales, see the discussion below in "Year Ended December 31, 2002, compared with Year Ended December 31, 2001."

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers.  Sales to our top ten customers accounted for 70.5% of our revenues in 2002, with sales to one customer in the Asian Pacific region accounting for 30.1% of our revenues and sales to one customer in Latin America accounting for 10.5 % of our revenues.  Sales to our top ten customers accounted for 65.4% of our revenues in 2001, with sales to one customer in the Asian/Pacific region accounting for 24.8% of our revenues.  We expect to continue to depend on sales to a small number of customers.  We expect that our largest customers will vary from period to period.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions.  These are our management`s best estimates based on experience and historical data; however, actual results could differ materially from these estimates.  The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the notes to our consolidated financial statements incorporated by reference in this annual report.

____(34)____

Revenue Recognition

We have adopted the requirements of SAB101.  Revenues from the sale of systems of proven technology, for which the supply cycle is generally short, are recognized generally when all manufacturing of hardware and/or software development and factory testing have been completed, the product has been shipped, risk of economic loss has passed to the customer, our price to the customer is fixed or determinable, collection is reasonably assured and payment is not conditioned on any future performance by us.  In certain cases, when the sale contract includes provisions under which the customer`s acceptance is conditioned upon our compliance with performance guarantees, we recognize revenue when we have demonstrated that the criteria specified in the provisions have been satisfied.

Revenue is recognized from the initial sale of a new technology product only after the customer has notified us of its acceptance of the product.  Revenue is recognized from subsequent sales are recognized as described above.

Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales.  Revenues from long-term contracts are recognized under the percentage of completion method using the ratio of actual costs incurred, consisting of labor, materials and overhead, with respect to total expected costs under the contract.  Amounts received from customers in excess of revenues earned under this method are recorded as advance payments from customers.  If management anticipates a loss on a particular contract, the loss is provided for in full in the period when the loss is first anticipated. The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events, including the quantity and timing of product deliveries. Also included are assumptions relative to future labor performance prices and rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. If actual costs are materially different than our assumptions, our estimates of anticipated revenues and operating expenses could adversely change.

Revenues from sales involving long-term credit arrangements at less than normal commercially acceptable interest rates are recorded at the present value of the related future cash flows.  The difference between the amounts receivable and their present value is recognized as interest income over the period of the debt.  Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period.

Service revenues from product maintenance contracts and separately priced extended warranty contracts are recognized ratably over the contract period.

Inventory

Inventories are stated at the lower of cost or market.  As regards to raw materials (including components), the cost is determined on the moving average basis.  As regards to work in process and finished products: (1) the cost of raw materials and components is determined on the moving average basis and (2) labor costs and the cost of overhead components are determined on the basis of actual manufacturing costs.  If actual market conditions are less favorable than those projected by management or if there is no future demand for part or all of our inventories, we will need to write-off the affected inventories. This would result in an increase in our operating expenses.

____(35)____

Allowance for Doubtful Debts

Our financial statements include an allowance which we believe reflects adequately the loss inherent in receivables for which collection is in doubt.  In determining the fairness of the allowance we review and consider information at hand about debtors` financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.  If there is a major deterioration in a major customer`s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected.  This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables.

Goodwill and other intangible assets

We adopted SFAS No. 142 requirements regarding goodwill and other intangible assets with indefinite useful lives. In 2002 an independent expert examined the value of the reporting unit to which the goodwill was attributed.  We concluded that, in accordance with SFAS No. 142, there was no impairment in the value of the goodwill. If our estimates regarding future revenues, operating expenses or other assumptions made in order to determine the fair value of the segment to which goodwill was attributed need to be adjusted, the fair value estimation of the segment could be adversely affected. As a result, we might be required to amortize part or all of the goodwill, which would result in an increase in our operating expenses.

We amortize other intangible assets with definite useful lives over their respective estimated useful lives to their estimated residual values, and review for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Deferred Taxes

We account for income taxes under SFAS 109 "Accounting for Income taxes".

Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized.  Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization. If we are not able to realize the full amount of our deferred tax assets, we will be required to write down our tax assets. A write down will result in an increase in our tax expenses.

Non-Cash Accounting Charges

ECI`s acquisition of ECtel Inc. was accounted for under the purchase method of accounting and the excess of the purchase cost over the estimated value of the net assets acquired was allocated to goodwill.  As a result of our purchase of ECtel Inc. from ECI and the treatment of that acquisition similar to a pooling of interests, we recognize the goodwill arising from ECI`s acquisition of ECtel Inc. in our results of operations. Total amortization was $950,000 in each of 1998 and 1999.  The amortization was completed in the first quarter of 2000 with amortization in that quarter of $142,000.

____(36)____

We have granted options to our officers, directors and employees from time to time since 1998.  At the various times of issuance of the options in 1998 and 1999 the fair market value of the shares underlying the options exceeded the option exercise prices by an aggregate of approximately $7.3 million.  Accordingly, we incurred a non-cash charge in this amount to be amortized over the vesting period of these options, which commenced in the fourth quarter of 1998.  In 2000 this non-cash charge was $2.6 million, in 2001 it was $2.4 million and in 2002 it was $400,000. This stock based compensation charge was presented as one line item in our consolidated statements of income for years prior to 2002 and now has been divided between cost of revenues and other operating expenses in accordance with SEC guidelines.  The presentation of figures for prior years has been reclassified accordingly.

A one-time write-off in the amount of $916,000, included in "In process research and development costs" in 2001, was incurred in connection with the acquisition of NetEye in October 2001, discussed below.

Acquisition of Net Eye

In October 2001 we acquired all of the outstanding shares of Telrad Hawk Net-I Ltd., or Net Eye, from Telrad Networks Ltd. in exchange for the issuance of 850,000 ordinary shares, and warrants to acquire an additional 1,000,000 ordinary shares for an exercise price of $24.00 per share and 250,000 ordinary shares for an exercise price of $28.00 per share.  Net Eye is engaged in the research, development and marketing of real-time fraud detection and prevention solutions for IP and third generation networks.

The acquisition of Net Eye was accounted for under the purchase method.  The excess of the purchase cost over the estimated value of the net assets acquired totaled $17.6 million, and was allocated as follows:

  $16.3 million to goodwill;

  $916,000 to in process research and development costs;

  $251,000 to technology with five years of useful life; and

  $119,000 to customer contracts with one year of useful life.

Our operating results include those of NetEye beginning with the fourth quarter of 2001.

Our Functional Currency

Our consolidated financial statements are prepared in dollars in accordance with U.S. generally accepted accounting principles.  The currency of the primary economic environment in which we operate is the U.S. dollar.  Transactions and balances denominated in dollars are presented at their original amounts.  Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.  All exchange gains and losses from translation of monetary balance sheet items denominated in non-dollar currencies are reflected in the income statement when they arise.  These exchange gains and losses are included in the same income statement items in which the related transactions are included.

Recent Developments

Our revenues for the first quarter of 2003 were $15.1 million, compared to $23.1 million for the corresponding period in 2002.  Our net loss for the first quarter of 2003 was $3.8 million, compared to net income of $4.1 million for the first quarter of 2002.  Based on preliminary estimates, our results of operations continued to be adversely affected in the second quarter. The decrease in revenues resulted from lower sales of both our revenue assurance solutions and our government surveillance solutions.  We believe that, in addition to the general slowdown in the economy that has now continued for several years, our sales were also adversely affected by uncertainty surrounding geopolitical events toward the end of the first quarter, primarily the war in Iraq.  Please see Section D below, "Trend Information," for more information on trends that are affecting our business and results of operations.

____(37)____

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2000	2001	2002
Revenues	100.0%	100.0%	100.0%
Cost of revenues	43.5	42.0	39.8

Gross profit	56.5	58.0	60.2
Research and development costs, net	14.0	14.0	13.5
Selling and marketing expenses	18.9	19.0	18.7
General and administrative expenses	9.7	10.4	10.0
Amortization of goodwill	0.2	―	―
In process research and development	―	1.1	―

Total operating expenses	42.8	44.5	42.2
Operating income	13.7	13.5	18.0
Financial income, net	(3.1)	(1.2)	(0.5)
Other expenses - net	0.3	―	―
Income before taxes on income	16.5	14.7	18.5
Taxes on income	2.2	(0.1)	0.4
Cumulative effect of change in accounting principles	―	―	―
Net income	14.3%	14.8%	18.1%

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues

Revenues consist primarily of the sale of our solutions to service providers and governmental agencies.  Total revenues increased 18.8% from $80.6 million in 2001 to $95.8 million in 2002.  Sales of revenue assurance solutions to service providers decreased 14.0% from $61.0 million in 2001 to $52.4 million in 2002.  This decrease was primarily due to the continuing general deterioration in the global telecommunications market.  Sales of surveillance solutions to government agencies increased 120.6% from $19.6 million in 2001 to $43.4 million in 2002.  This increase was primarily due to the heightened concern regarding terrorism and terrorist attacks worldwide following the September 11, 2001 events.

Revenues from sales to customers located outside of Israel increased from 93.0% in 2001 to 98.7% in 2002.  This increase was a result of our increased sales to international governmental agencies and service providers, primarily in Latin America and the Asian Pacific region.  This increase was partially offset by decreased sales in North America and Europe.

____(38)____

Cost of Revenues

Cost of revenues consists primarily of the cost of materials, employee compensation expenses, payments to sub-contractors and outsourcing, payments to consultants, depreciation related to the manufacturing, installation and support of our products and royalties to the Office of the Chief Scientist in Israel.  Gross profit increased 23.4% from $46.7 million in 2001 to $57.7 million in 2002.  Gross profit margin increased from 58.0% in 2001 to 60.2% in 2002.  This increase was primarily due to reductions in our manufacturing costs and the increase in sales of government agencies solutions, which had significantly higher profit margins in 2002 than sales of revenue assurance solutions.

Research and Development Costs, Net

Research and development costs consist primarily of employee compensation expenses, payments to sub-contractors and consultants and costs of materials associated with our research and development activities. Grants received from the Office of the Chief Scientist in Israel are deducted from gross research and development expenses to determine net research and development expenses.  Gross research and development costs increased 9.4% from $12.6 million in 2001 to $13.8 million in 2002.   This increase was primarily due to an increase in labor and materials expenses in 2002 and because of the consolidation of NetEye`s results of operations with ours for the full year of 2002, compared with only the fourth quarter of 2001. Research and development grants from the Office of the Chief Scientist decreased 34.9% from $1.4 million in 2001 to $900,000 in 2002.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of employee compensation expenses, payments to consultants, agents` commissions and costs associated with advertising, exhibitions, market research, industry trade shows and travel.  Sales and marketing expenses increased 17.3% from $15.3 million in 2001 to $17.9 million in 2002.  The increase was due primarily to the continuing expansion of our worldwide sales and marketing organization, and an increase in marketing activities.  In addition, the increase in sales resulted in an increase in agents` commissions. Sales and marketing expenses decreased as a percentage of revenues from 19.0% in 2001 to 18.7% in 2002.

General and Administrative Expenses

General and administrative expenses consist primarily of employee compensation expenses, professional fees, including legal and accounting fees, recruiting costs and the provision for doubtful debt.  General and administrative expenses increased 14.8% from $8.4 million in 2001 to $9.6 million in 2002.  The increase was primarily due to an increase in provision for doubtful debts partially off-set by a decrease in various other general and administrative expenses.

As a percentage of revenues, general and administrative expenses decreased from 10.4% in 2001 to 10.0% in 2002.

Amortization of Goodwill

Goodwill relating to the acquisition of NetEye is subject to SFAS No. 142, which provides that goodwill and other intangible assets with indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  During 2002, a third party expert examined the value of the reporting unit to which the goodwill was attributed.  We concluded that, in accordance with SFAS No. 142, there was no impairment in the value of the goodwill.

____(39)____

Operating profit

Operating profit increased 58.2% from $10.9 million in 2001 to $17.2 million in 2002. Operating profit margin increased from 13.5% in 2001 to 18.0% in 2002.  This increase was primarily due to an increase in sales, as well as an increase in gross profit margins, partially off-set by an increase in research and development costs, net, in sales and marketing expenses and in general and administrative expenses.

Financial income, net

Financial income, net decreased 52.0% from $1.0 million in 2001 to $491,000 in 2002, this decrease was primarily due to the reduction in interest rates we received on our cash and cash equivalents.

Other Expenses, net

Other expenses decreased from $36,000 in 2001 to $23,000 in 2002.  In both 2002 and 2001, other expenses consisted of losses on the sale of fixed assets and write-offs of fixed assets.

Taxes on Income (Tax Benefit)

Tax benefit was $103,000 in 2001, compared to tax expense of $356,000 in 2002, an effective tax rate of 2.0%.  This shift from tax benefit to tax expense is a result of the increase in pre-tax income from our Israeli operations, partially offset by an increase in the pre-tax loss from our U.S. operations.  Our effective tax rate in Israel is significantly lower than our effective tax rate in the United States.

Net income

Net income increased 45.1% from $11.9 million in 2001 to $17.3 million in 2002.  Net income margin increased from 14.8% in 2001 to 18.1% in 2002.  This increase was primarily due to an increase in operating profit, partially off set by a decrease in financial income, net and a shift from tax benefit to tax expense.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues

Total revenues increased 34.9% from $59.7 million in 2000 to $80.6 million in 2001.  Sales of revenue assurance solutions to service providers increased 28.5% from $47.4 million in 2000 to $61.0 million in 2001.  This increase was primarily due to sales to new customers outside of Israel and repeat sales to existing customers.  Sales of surveillance solutions to government agencies increased 59.7% from $12.3 million in 2000 to $19.6 million in 2001.  This increase was primarily due to sales of our existing products and a sale of a new real-time next-generation surveillance solution that was launched in 2001.

Revenues from sales to customers located outside of Israel increased from 89.7% in 2000 to 93.0% in 2001.  This increase was a result of our increased sales to international service providers, primarily in South America and the Asian Pacific region.  This increase was partially offset by decreased sales in North America and Europe.

Cost of Revenues

Gross profit increased 38.4% from $33.8 million in 2000 to $46.8 million in 2001, after giving effect to the re-classification of royalties to the Chief Scientist.  Gross profit margin increased from 56.6% in 2000 to 58.0% in 2001.  This increase was primarily due to reductions in our manufacturing costs and the increase in sales of revenue assurance solutions to service providers, which have higher profit margins than sales of surveillance solutions to government agencies.

____(40)____

Research and Development Costs, Net

Gross research and development costs increased 34.4% from $9.2 million in 2000 to $12.4 million in 2001.  This increase was primarily due to an increase in labor and materials expenses in 2001 and because of the consolidation of NetEye`s results of operations with ours in the fourth quarter of 2001.  Research and development grants from the Office of the Chief Scientist increased 19.5% from $1.1 million in 2000 to $1.4 million in 2001.

Selling and Marketing Expenses

Selling and marketing expenses increased 36.6% from $11.1 million in 2000 to $15.1 million in 2001, after giving effect to the re-classification of royalties to the Chief Scientist.  Sales and marketing expenses increased as a percentage of revenues from 18.5% in 2000 to 18.7% in 2001.  The increases were due primarily to the continuing expansion of our worldwide sales and marketing organization, including the addition of sales and marketing personnel and an increase in marketing activities.  In addition, the increase in sales resulted in an increase in agents` commissions.

General and Administrative Expenses

General and administrative expenses increased 73.8% from $3.7 million in 2000 to $6.5 million in 2001.  As a percentage of revenues, general and administrative expenses increased from 6.2% in 2000 to 8.0% in 2001.  The increases were primarily due to an increase in some components of general and administrative expenses, including an increase in provision for doubtful debts.

Amortization of Goodwill

Amortization of goodwill relates to the acquisition of the shares of ECtel Inc. in 1993 and 1997 and was completed in the first quarter of 2000.

Operating profit

Operating profit increased 33.0% from $8.2 million in 2000 to $10.9 million in 2001.  Operating profit margin decreased from 13.7% in 2000 to 13.5% in 2001.  This decrease was primarily due to an increase in research and development costs, net, in sales and marketing expenses and in general and administrative expenses.

Operating expenses and one time in process research and development costs were recorded in 2001 in connection with NetEye acquisition, off set by an increase in sales as well as an increase in gross profit margins.

Financial income, net

Financial income, net decreased 55.0% from $1.9 million in 2000 to $1.0 million in 2001, the decrease was primarily due to the reduction in interest rates we received on our cash and cash equivalents.

____(41)____

Other Expenses, net

Other expenses decreased from $189,000 in 2000 to $36,000 in 2001.  In both 2001 and 2000, other expenses consisted of losses upon the sale of fixed assets and write-offs of fixed assets.

Taxes on Income (Tax Benefit)

Taxes on income were an expense of $1.3 million in 2000, an effective tax rate of 13.3%, compared to a tax benefit of $103,000 in 2001.  This shift from tax expense to tax benefit is a result of the increase in pre-tax income from our Israeli operations offset by a pre-tax loss from our United States operations.  Our effective tax rate in Israel is significantly lower than our effective tax rate in the United States.  The loss from our U.S. operations resulted in a tax benefit in excess of the tax expense from our Israeli operations.

Net income

Net income increased 40.0% from $8.5 million in 2000 to $11.9 million in 2001.  Net income margin increased from 14.3% in 2000 to 14.8% in 2001.  This increase was primarily due to increase in operating profit as well as decrease in tax expenses, partially off set by a decrease in financial income, net.

Recently Enacted Accounting Standards

SFAS 143 - Accounting for Asset Retirement Obligations:

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations".  SFAS 143 requires that we record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  We are also required to record a corresponding asset, the value of which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.  Earlier application is permitted.  The adoption of SFAS 143 will not have a significant impact on our consolidated financial statements.

SFAS 145 - Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections

In April 2001, the FASB issued SFAS 145, "Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections".  SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements".  SFAS 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers".  This Statement amends FASB Statement 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.  The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002.  Early adoption is encouraged. A calendar-year entity may adopt the Statement 4 rescission in the fourth quarter of 2002.  The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.  All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged.  We believe that the adoption of all of SFAS 145 requirements will not significantly impact on our consolidated financial statements.

____(42)____

SFAS. 146.  - Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 nullifies EITF 94-3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs.  Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for charges in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002.  Earlier application is encouraged.  We believe that the adoption of SFAS 146 will not have a significant impact on its consolidated financial statements.

____(43)____

SFAS 147 - Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9"

In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The Statement clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. In addition, the industry-specific guidance in Statement 72 will no longer apply to transactions in the scope of this Statement.  The provision of SFAS 147, which relates to the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.  The provisions related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.  We believe that the adoption of SFAS 147 will not have a significant impact on our consolidated financial statements.

FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities SAB 74 disclosure.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.  Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133.  We believe that the adoption of SFAS 149 will not have a significant impact on our consolidated financial statements.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003.  We believe that the adoption of SFAS 150 will not have a significant impact on our consolidated financial statements.

FIN No. 45 Guarantor`s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor`s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter the Interpretation), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees.  These disclosure requirements are included in Note 9 to the consolidated financial statements.  The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

____(44)____

The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of the guarantee at inception.  The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.  The Company has adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. We believe that the adoption of FIN 45 will not have a significant impact on our consolidated financial statements.

FIN No. 46 "Consolidation of Variable Interest Entities", an interpretation of
ARB 51:

In January 2003, the Financial Accounting Standard Board issued FIN No. 46, "Consolidation of Variable Interest Entities".. According to the interpretation, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity`s activities or entitled to receive a majority`s of the entity`s residual returns or both. The enterprise that consolidates a Variable Interest Entity is called the primary beneficiary of that entity. The interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary. The consolidation requirements of Interpretation 46 apply immediately to Variable Interest Entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We believe that the adoption of FIN 46 will not have a significant impact on our consolidated financial statements.

B.                    Liquidity and Capital Resources.

Prior to our initial public offering in October 1999, we financed our operations through funding from ECI and cash generated by operations.  ECI provided loans to us and extended credit relating to components and administrative services provided to us by them.  We repaid all loans to ECI prior to or during 2000.  In October 1999, we completed our initial public offering of 4,025,000 shares, including the exercise of the underwriters` over-allotment option.  We received net proceeds of approximately $43.2 million from this offering.  As of December 31, 2002, we had $52.8 million in cash and cash equivalents, compared to $40.5 million in cash and cash equivalents as of December 31, 2001.

Our operating activities provided cash in the amount of approximately $13.3 million in 2002, compared to $1.2 million in 2001 and $8.1 million in 2000.  Cash provided by operations for 2002 was primarily attributable to operating income of $17.2 million, an increase in trade payables and other payables and accrued liabilities, and a decrease in inventories, offset by an increase in other receivables and trade receivables.  The increase in trade receivables was primarily attributable to (1) an increase in revenues recorded during 2002 and (2) a longer collection cycle for accounts receivable due to the need to grant credit with longer payment terms to some customers in order to continue to achieve penetration in target markets and in response to weakened general economic conditions in other markets.  When the payment cycle for our receivables lengthens, we use more of our cash reserves to fund our operations. As is typical in both telecommunications and governmental industries, our contracts may provide for payments under a variety of payment schedules.

From time to time, we sell trade accounts receivable to unaffiliated financial institutions.  At December 31, 2002, we had sold trade account receivables aggregating $12.3 million to these institutions.  Our ability to sell such receivables to the financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions` policies from time to time, all of which have become less favorable in the current economic environment.

____(45)____

In 2001 our operating activities provided cash in the amount of approximately $1.2 million, compared to $8.1 million in 2000.  Cash provided by operations for 2001 was primarily attributable to operating income of $10.9 million and an increase in other payables and accrued liabilities, offset by an increase in trade receivables.  The increase in trade receivables was primarily attributable to (1) an increase in revenues recorded during 2001 and (2) a longer collection cycle for accounts receivable due to the need to grant credit with longer payment terms to some select customers in order to achieve penetration in new target markets and in response to weakened general economic conditions in other markets.

We invest in capital expenditures pursuant to Approved Enterprise programs.  At December 31, 2002, no further amounts remain to be invested in order to comply with current approved programs.  These programs provide us with tax benefits in the future.

Our financing activities provided $1.1 million in 2002, primarily due to the issuance of our ordinary shares to employees upon the exercise of share options.  Our financing activities used $326,000 in 2001, primarily due to the repayment of a bank loan in connection with the acquisition of NetEye, offset by the issuance of our ordinary shares to employees upon the exercise of share options.  Our financing activities used $6.5 million in 2000, primarily due to repayment of a loan from ECI.

Our capital expenditures were $2.0 million in 2002, $1.8 million in 2001 and $2.2 million in 2000.  Our capital expenditures in each of these periods related primarily to the purchase of testing and computer equipment.  In addition, we invested $250,000 and $838,000 for rights to technology in 2002 and 2001, respectively.

Inventories decreased from $6.9 million at the end of 2001 to $5.8 million at the end of 2002.  This decrease was primarily due to usage of inventories during the year.

In September 2002, we executed a negative pledge in favor of an Israeli bank, in which we undertook not to perform the following without the bank`s prior written consent:

(1)Mortgage, or undertake to mortgage, in any manner or form, any of our assets;

(2)Sell assets (other than in the ordinary course of business) the value of which exceed $1 million in the aggregate.

This bank supplies us with various credit facilities such as bank guarantees to our customers to guarantee our contractual obligations to such customers. As of  December 31, 2002, the amount of the said bank guarantees totaled approximately $3,8 million.

In addition, from time to time other banks make credit available to us in the form of bonds to secure our obligations to our customers or in connection with hedging transactions.

The following table presents information on our short-term and long-term contractual obligations.

	Payments Due By Period (in thousands)
Contractual Obligations	Total	2003	2004	2005	2006	2007 and thereafter
Operating leases (vehicles and facilities)	$7,102	$2,494	$2,409	$1,032	$568	$599
Purchase obligations (vendors of equipment and services)	2,600	2,600	-	-	-	-
Total contractual cash obligations	$9,702	$5,094	$2,409	$1,032	$568	$599

As to our royalty obligations and outstanding guarantees as at December 31, 2002, see Note 9 to our consolidated financial statements incorporated by reference in this annual report.

____(46)____

Management believes our cash and cash equivalents reserve will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.  However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the year.

Impact of Related Party Transactions

Our acquisition of NetEye was a "related party transaction" because Koor Industries Ltd., the sole shareholder of Telrad, held approximately 35% of the outstanding ordinary shares of ECI at the time of the transaction, which in turn owned approximately 73% of our ordinary shares at that time.  Accordingly, as required by the Israeli Companies law, the acquisition was approved by our Audit Committee, Board of Directors and a special majority of our shareholders.  In addition, Salomon Smith Barney Inc., our financial advisor in connection with the acquisition, delivered to our board of directors a written opinion as to the fairness to us, from a financial point of view, of the consideration to be paid by us in connection with the acquisition.

We have also entered into several agreements with our parent company, ECI.  Of these agreements, only the agreement for the supply of certain components by ECI is material to our operations.  The pricing of the transactions was arrived at based on negotiations between the parties.  Members of our management reviewed the pricing of the agreements and confirmed that they were not less favorable to us than could have been obtained from unaffiliated third parties.

Corporate Tax Rate

Israeli companies are generally subject to tax at the rate of 36% of taxable income (and to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003).  However, our manufacturing facilities in Petah Tikva have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959.  Consequently, these facilities are eligible for tax benefits.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.  Subject to compliance with applicable requirements, the income derived from our Approved Enterprise facilities will be subject through 2012 to a reduced tax rate of a maximum of 25%.  The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital.  In 2002, our effective income tax rate was 2.0%.  See Note 11 to our consolidated financial statements incorporated by reference in this annual report for more information on our income taxes.

The above benefits are conditioned upon our fulfillment of conditions stipulated by the Law for the Encouragement of Capital Investments, the regulations promulgated thereunder and the instruments of approval for the specific investments in Approved Enterprises.  If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of the benefits received, in whole or in part.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

The dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is offset by the devaluation of the NIS in relation to the U.S. dollar.  Inflation in Israel will cause contracts under which we are to receive payment in dollars or dollar-linked NIS, while incurring expenses in NIS linked to the Israeli consumer price index, to be less profitable, unless such inflation is offset by a devaluation of the NIS.

Most of our sales are denominated in dollars or are dollar linked.  However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar.  A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours which consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar.  Such a devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar.  Conversely, any increase in the value of the NIS

____(47)____

in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses.

Until 1997, inflation in Israel exceeded the devaluation of the NIS against the dollar and we experienced increases in the dollar cost of our operations in Israel.  For example, the rate of inflation in Israel was 10.6% in 1996, while the devaluation of the NIS against the dollar was 3.7% in 1996.  This trend was partially reversed beginning in 1997, as the rate of inflation was 7.0% in 1997, 8.6% in 1998, 1.3% in 1999, 0% in 2000, 1.4% in 2001 and 6.5% in 2002, while the rate of devaluation was 8.8% in 1997, 17.6% in 1998, (0.2)% in 1999, (2.7)% in 2000, 9.3% in 2001 and 7.3% in 2002.

Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.

We believe that inflation in Israel and exchange rate fluctuations between the NIS and the dollar have not had a material effect on our results of operations.

Please see "Item 7 - Major Shareholders and Related Party Transactions" for information on our relationship with ECI.

Market Risk

For information on our market risk, see "Item 11 - Quantitative and Qualitative Disclosures About Market Risk."

Grants from the Office of the Chief Scientist

Office of the Chief Scientist

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, a research and development program that meets specified criteria is eligible for grants of up to 50% of the program`s expenses.  The program must be approved by a committee of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade.  The recipient of the grants is required to return the grants, linked to the U.S. dollar plus interest, by the payment of royalties on the sale of products developed using the grants.  In the case of unsuccessful development of a product following Office of the Chief Scientist participation, or if the product does not generate any revenues, we would not be obligated to repay the grants we received for the product`s development.

The terms of grants under the law require that we manufacture the products developed with these grants in Israel, unless prior approval is received from the Office of the Chief Scientist.  Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to as high as 300% of the grants.  Separate governmental consent is required to transfer to third parties the technology developed under the plans.  In practice, the Office of Chief Scientist does not consent to the transfer out of Israel of the ownership of the technology developed under a plan.  No approval is required with respect to the sale or export from Israel of products developed under a funded plan.

We recorded grant participations from the Office of the Chief Scientist totaling $1.1 million in 2000, $1.4 million in 2001 and $889,000 in 2002.  Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products funded with these grants.  As of December 31, 2002, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $1.8 million.

The Israeli authorities have indicated that the government may reduce or abolish Office of the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

____(48)____

Amendment to the Research and Development Law

In November 2002, the Israeli parliament approved an amendment to the Research and Development Law.  The amendment became effective on April 1, 2003.

As opposed to the Research and Development Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the Research and Development Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not take place in Israel.   This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel.  This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

In accordance with the amendment to the Research and Development Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

The amendment to the Research and Development Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development.  The Research and Development Law prior to the amendment only allowed for grants covering 50% of such expenditures.

The amendment to the Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law.  For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer.  An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

____(49)____

C. Research and Development, Patents and Licenses

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers` needs.  As of December 31, 2002, 134 of our employees were engaged primarily in research and development activities, including customization and testing, compared to 108 in 2001 and 79 in 2000.  For information on our research and development expenditures and grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, see "Item 5A - Operating Results - Results of Operations."  We expect that we will continue to commit substantial resources to research and development in the future.

As a recipient of grants from the Office of the Chief Scientist, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption.  Know-how from the research and development which is used to produce these products may not be transferred to third parties without the approval of the Office of the Chief Scientist.  Approval is not required for the export of any products resulting from the research and development based on these grants. For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, see "Item 5B - Liquidity and Capital Resources-Grants from the Office of the Chief Scientist."

D. Trend Information.

The deterioration of the global economy in general and economic uncertainty in the telecommunications market in particular has resulted in a decline of capital investment by telecommunications service providers since late 2000.  Several major as well as many new and small service providers have failed.  In addition, other service providers have been reducing or delaying expenditures on new equipment and applications.  The attacks of September 11, 2001 caused a further decline in the global economy.  As a result, many companies, including current and potential customers of ours, have postponed or decrease further capital investment.  This decline in capital expenditures has already reduced our sales and has resulted in pressure on the prices we charge for our products.  We believe that this slow-down in telecommunications-related spending will continue through 2003.

Our revenues for the first quarter of 2003 were $15.1 million, compared to $23.1 million for the corresponding period in 2002.  Our net loss for the first quarter of 2003 was $3.8 million, compared to net income of $4.1 million for the first quarter of 2002.  Based on preliminary estimates, our results of operations continued to be adversely affected in the second quarter.  The decrease in revenues resulted from lower sales of both our revenue assurance solutions and our government surveillance solutions.  In particular, revenues from customers in the Asian Pacific region and revenues from the governmental sector were significantly lower than we expected.  We believe that, in addition to the general slowdown in the economy that has now continued for several years, our sales during the first quarter were also adversely affected by uncertainty surrounding geopolitical events toward the end of the first quarter, primarily the war in Iraq.  Our sales in the first half of 2003 were also harmed by the SARS epidemic in the Asian Pacific region. Accordingly, we are taking measures to lower our operating expenses and decrease our cost structure, including reducing our labor force, wages and overhead expenses.

As a result of the attacks of September 11, 2001 there has been an increase in concern regarding national security, cyber-terrorism and other communications-related crimes.  These increased concerns, along with existing laws such as CALEA in the United States and the passage of new laws such as the USA Patriot Act and the UK Anti-Terrorism Act, have led to a global trend of increased telecommunications surveillance.  This has generally caused greater demand for our IP surveillance solutions, or government systems. Standards and technologies regarding IP surveillance technology are in the process of being defined and adopted by various governmental agencies around the world.  If our probe-based technology is not compatible with the new standards, we will lose our competitive advantage, and our sales of IP surveillance solutions will suffer.

____(50)____

There is also a trend toward a business model of revenue sharing in lieu of fixed fee payments for solutions such as the ones that we sell.  This trend is emerging as a result of the economic climate and the emergence of competitors willing to accommodate customers` requests for this business model.  This trend is resulting in deferred revenues for solution providers who agree to participate in this model.  We may be forced to participate in this model or face the risk of losing sales, either of which could have an adverse impact on our results of operations.

Item 6.Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information with respect to our directors and senior managers:

Name	Age	Position
Aharon Shech	52	President, Chief Executive Officer and Director
Avi Goldstein	38	Senior Vice President and Chief Financial Officer
Avi Rubinstein	37	Senior Vice President, Marketing and Business Development; General Manager of ECtel, Inc.
Mordechai Gejbrowitz	54	Vice President, Sales
Reuven Della-Torre	38	Vice President, Research and Development
Eliezer Geller	50	Vice President, Operations and Engineering
Nathan Winer	47	President, ECtel (2000) UK Ltd.
Hadar Solomon	46	Vice President, Legal Counsel and Corporate Secretary
Noam Kimmel	43	Vice President, Management Resources
Gil Epstein (2) (3) (4) (5)	38	Director
Emily Furman (1)(2)	50	Director
Shmuel Gitlin (2)(3)(5)	50	Director
Doron Inbar (1) (4)	53	Director
Joshua Piasetzky	55	Director
Giora Bitan(1) (4) (5),	48	Director

(1) Member of the compensation committee

(2) Member of the audit committee

(3) Member of the credit committee

(4) Member of the executive committee

(5) Member of the investment committee

____(51)____

Aharon Shech has served as our President and Chief Executive Officer and a director since 1996.  From 1991 to 1996 Mr. Shech served as the President of ECI Telecom Americas Inc., a wholly owned subsidiary of ECI.  Mr. Shech holds a B.sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology.

Avi Goldstein has served as our Senior Vice President and Chief Financial Officer since September 2001.  From 1992 to September 2001, Mr. Goldstein served as our Vice President and Chief Financial Officer.  Mr. Goldstein holds a B.A. in Economics and Foreign Relations and an M.A. in Economics and Business Administration from the Hebrew University in Jerusalem.

Avi Rubinstein has served as our Corporate Senior Vice President, Marketing and Business Development since September 2001 and as General Manager of ECtel Inc. since July 2001.  From January 1998 to September 2001, Mr. Rubinstein served as our Vice President, Marketing and Business Development.  From 1996 to 1998, Mr. Rubinstein served as our Associate Vice President, Business Development.  Mr. Rubinstein holds a B.sc. degree in Electrical Engineering and an M.B.A. in Marketing and Finance from Tel-Aviv University.

Reuven Della-Torre has served as our Vice President, Research and Development since 1998.  From 1990 to 1998, Mr. Della-Torre served in various research and development positions for Telrad Ltd. including Manager of Intelligent Network Systems.  Mr. Della-Torre holds a B.A. and an M.A. in Mathematics and Computer Science from Bar-Ilan University.

Eliezer Geller has served as our Vice President, Operations and Engineering since 1999.  Between 1992 and 1999, Mr. Geller held various positions with us, including, most recently, Vice President, Sales and Marketing.  Mr. Geller has held various positions with ECI since 1979, including marketing manager of security products.  Mr. Geller is a graduate of The Executive Development Program of The Top Executive School (LAHAV) of Tel-Aviv University.

Nathan Winer has served as President of ECtel (2000) UK Limited, our United Kingdom subsidiary, since January 2002.  From August 1, 2000 to December 2001, he served as General Manager of ECtel (2000) UK Ltd.  From January 2000 until July 31, 2001 he served as our Vice President, Sales.  From 1998 to December 1999, he served as our Associate Vice President Sales.  Prior to that, Mr. Winer was Vice President, International Marketing and Sales for Tadiran Appliances Ltd. for six years.  Mr. Winer holds a B.A. in Business Management from the College of Management, Tel-Aviv, and an M.B.A. from Leicester University.

Hadar Solomon joined us in March 2003 and has served as Vice President and Legal Counsel since May 2003.  From February 2002 until March 2003, he was Managing Director of Lumenis Luxembourg Sarl, Schaffhausen Branch.  Prior to that, Mr. Solomon served as Executive Vice President, General Counsel and Corporate Secretary of Lumenis Ltd. and as Vice President, Corporate Affairs, General Counsel and Secretary of Laser Industries Ltd. since May 1988.  Mr. Solomon is a Graduate of the Faculty of Law of the Hebrew University of Jerusalem and is a member of the Israeli Bar.

Noam Kimmel has served as our Vice-President, Management Resources since October 2002.  Mr. Kimmel is a veteran of the Israeli Defense Forces, where he served in various positions relating to human and management resources from 1978 to 2002.  His last position was head of the human resource division of the Intelligence Corp. Mr. Kimmel retired from the IDF as a colonel in 2002.  Mr. Kimmel holds a B.Sc. in Mathematics and Computers Science from Tel-Aviv University and an M.B.A. from Beer Sheva University.

Mordechai Gejbrowitz has served as our Vice President, Sales, since March 2003.  From 2000 to 2003 he served as Managing Director of ECI Telecom (UK) Ltd., and prior to that, he served as ECI Telecom`s Pan European Global Account, Sales and Marketing Director from 1996. From 1985 to 1996 he served in a number of positions at ECI Telecom.  Mr. Gejbrowitz holds a B.Sc. in Electronic and Electrical Engineering from Tel-Aviv University and a diploma for Practical Administration and Marketing from the School of Business and Administration from the Hebrew University.

____(52)____

Gil Epstein has served as one of our directors since June 2000.  Dr. Epstein has been a member of the Department of Economics at Bar-Ilan University since 1996 and is currently Vice-Chairman of the Department.   Prior to that, he was a visiting lecturer at the University of Pennsylvania (Department of Economics).  Prior to that, Dr. Epstein was lecturer at the Department of Economics and Department of Statistics at the Hebrew University in Jerusalem.  Dr. Epstein holds a B.A., M.A. and Ph.D. in Economics and Statistics from Hebrew University.

Emily Furman has served as one of our directors since June 2000.  Ms. Furman is currently an independent investment consultant.  Prior to that, she was a senior investment analyst within the emerging market team at Pictet & Cie in London, with responsibility for the Middle East and North African markets.  Prior to that, Ms. Furman worked as a financial advisor at Prudential Bache Securities and prior to that she was a member of the project development team at the Eisenberg group of companies.  Ms. Furman holds a B.A. from North London University and an M.A. from Middlesex University.

Shmuel Gitlin has served as one of our directors since June 2001.  Mr. Gitlin served as the Senior Vice President and Chief Financial Officer of ECI from March 2001 to August 2002, and remains a Senior Vice President. Mr. Gitlin is a director of several subsidiaries of ECI.  From June 1996 until March 2001, he served as ECI`s Vice President, Finance.  He joined ECI in 1984 and for most of the period thereafter served as ECI`s Director of Finance and Controller.  Mr. Gitlin holds a B.A. in Economics from Bar Ilan University and is a registered CPA in Israel.

Doron Inbar has served as one of our directors since 1994.  Since November 1999, Mr. Inbar has served as President, and since February 2000 he has served as President and CEO, of ECI.  Prior to that, he served as Executive Vice President of ECI from January 1999 until November 1999.  From 1996 until January 1999, Mr. Inbar served as Senior Vice President and Chief Financial Officer of ECI.  Mr. Inbar has been employed by ECI since 1983.  Mr. Inbar holds a B.A. in Economics and Business Administration from Bar-Ilan University.

Joshua Piasetzky has served as one of our directors since 1995.  Mr. Piasetzky has served as ECI`s Senior Vice President and Chief Technical Officer since 1995.  From 1991 to 1995, he held the positions of Vice President-Technology and Quality, and Head of Research and Development and Chief Engineer.  Mr. Piasetzky has been employed by ECI since 1975.  A number of United States, European and Israeli patents are registered in Mr. Piasetzky`s name.  Mr. Piasetzky holds a B.S. and an M.S. in Electrical Engineering from the Technion.

Giora Bitan has served as one of our directors since October 2002.  Mr. Bitan has served as Executive Vice President and Chief Financial Officer of ECI since joining ECI in August 1, 2002.  From 1997 to 2002, Mr. Bitan was a general partner at Giza Venture Capital, where he focused on investments in the communications and software sectors.  From 1982 until 1996, he served in senior management positions in Scitex Corporation Ltd., nine years of which he served as Executive Vice President and CFO.  Mr. Bitan holds an MBA from the University of California at Los Angeles and a BA in Economics and International Relations from the Hebrew University, Jerusalem.

There are no family relationships between any director or senior manager.  ECI holds approximately 58.4% of our outstanding ordinary shares.  As a majority shareholder, ECI has nominated the following directors to our board:  Messrs. Inbar, Piasetzky, Gitlin and Bitan.

B.Compensation.

The aggregate direct remuneration paid to all persons as a group (13 persons) who served in the capacity of director or executive officer during 2002 was approximately $3.1 million, including amounts set aside or accrued for pension, retirement or similar benefits.  This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors, and our other directors do not receive any fees except as described below.

____(53)____

Each of our outside directors receives an annual fee of approximately $10,000 and approximately $400 for participation at each board or committee meeting (and 50% of such amounts for actions taken by written resolutions).  These amounts are linked to the Israeli cost-of-living index.

Our board of directors granted options to executive officers to purchase an aggregate of 304,000 ordinary shares, at a weighted average exercise price of $7.90 per share, during 2002.  The exercise price was equal to the fair market value of our ordinary shares on the date of grant.  These options vest in three equal annual installments and terminate ten years from the date of grant, unless terminated sooner in accordance with their terms.

C. Board Practices

Board of Directors

According to the Companies Law and our articles of association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.  As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property.

Our directors are elected at annual meetings of our shareholders. Except for our outside directors, our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting.  Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders.  Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders.

There are no arrangements or understandings between us and any of our directors for benefits upon termination of service, except that the vesting date of the options held by directors may accelerate upon termination in certain circumstances.

Outside Directors; Committees

Under the Israeli Companies Law, Israeli companies whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two "outside directors," as described under the Companies Law.  Ms. Furman and Dr. Epstein are our outside directors.

The outside directors generally must be elected by the shareholders, including at least one-third of the shares of non-controlling shareholders voted on the matter.  However, the outside directors can be elected by shareholders without this one-third approval if the total shares of non-controlling shareholders voted against the election do not represent more than one percent of the voting rights in the company.  The initial term of an outside director is three years and may be extended for an additional three years.  Outside directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company`s board of directors is required to include at least one outside director, except for the audit committee, which is required to include all outside directors.

____(54)____

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members.  Under the Companies Law, our board of directors is required to appoint an audit committee.  The audit commit must be comprised of at least three directors, including all of the outside directors, but excluding the chairman of the board, a controlling shareholder (or his or her relative) or any director who is employed by the company or provides services to the company on a regular basis.  Under the Companies Law, the role of the audit committee is (1) to identify flaws in our business management, including in consultation with our internal auditor and independent accountants, and propose remedial measures or courses of action to our board and (2) review for approval transactions between the company and office holders or interested parties, which it may not approve unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted.  Our board of directors has also appointed a compensation committee, which administers our share option plan and determines the salaries of our executive officers, and a credit committee, which sets policies with respect to granting credit to customers.  In addition, our board of directors has appointed an executive committee to act and meet between meetings of the board of directors, and has empowered the executive committee with all the powers and authorities of the board, other than those which cannot be delegated to a committee pursuant to the Companies Law. The board of directors has also established an investment committee to review and approve our investment policy.

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee.  The internal auditor may not be an interested party or officer holder, or a relative of any interested party or officer holder, nor a member or representative of the company`s independent accounting firm.  The role of the internal auditor is to examine, among other things, whether the our activities comply with the law and orderly business procedure.  Mr. Meir Schweitzer serves as our internal auditor, as well as the internal auditor of ECI.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders.  The Israeli Companies Law imposes a duty of care and a duty of loyalty on all "office holders" of a company.  The term "office holder" of a company is defined under the Companies Law to include any person who, either formally or in substance, serves as a director, general manager or the chief executive officer or other officer who reports directly to the general manager or chief executive officer.  Each person listed in the table under "Executive Officers and Directors" is an "office holder" of ECtel.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

  information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

  all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

  refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

  refrain from any activity that is competitive with the company;

____(55)____

  refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

  disclose to the company any information or documents relating to the company`s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed.  A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  In the case of an extraordinary transaction, the office holder`s duty to disclose applies also to a personal interest of a relative of the office holder.  An extraordinary transaction is a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company`s profitability, assets or liabilities.

Under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors is authorized to approve the transaction, unless the articles of association provide otherwise.  Nevertheless, a transaction that is adverse to the company`s interest may not be approved.

If the transaction is an extraordinary transaction, then it also must be approved by the company`s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company.  When an extraordinary transaction is considered by the audit committee and board of directors, the interested director may not be present or vote, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter.  If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

Under the Companies Law, all arrangements as to compensation of directors in public companies such as ours generally require the approvals of the audit committee, board of directors and shareholders, in that order.

Disclosure by Controlling Shareholders.  Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.  ECI is a controlling shareholder of ECtel.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders, in that order.  The shareholder approval must be by a majority of the shares voted on the matter, which majority has to include at least one-third of the shares of non-interested shareholders voted on the matter.  However, the transaction can be approved without this one-third approval if the total shares of non-interested shareholders voted against the transaction do not represent more than one percent of the voting rights in the company.

General Duties of Shareholders.  In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes.  In addition, specified shareholders have a duty of fairness toward the company.  These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company.  However, the Companies Law does not define the substance of this duty of fairness.

____(56)____

D. Employees.

Number.  As of December 31, 2002, we employed a total of 320 persons worldwide, including 134 in research and development, customization and testing, 42 in production, 121 in sales, marketing, project managers and field engineering and 23 in management and administration.  As of December 31, 2002, 251 of our employees were based in Petah Tikva, Israel, 47 were based in the United States, nine were based in the United Kingdom, three were based in Germany and ten were based in other locations.

Relationship with Employees.  Competition for highly-qualified technical and engineering personnel in the telecommunications industry is intense.  We believe we have been able to attract talented engineering and other technical personnel.  None of our employees are represented by a labor union, and we have not experienced any work stoppage.  We believe our relations with our employees to be good and that our future success will depend in part on a  continuing ability to hire, assimilate and retain qualified personnel.

Labor Laws; Pension Funds.  Israeli labor laws and regulations apply to all of our employees in Israel.  The laws principally concern matters such as paid vacation, paid sick days, length of the workday, payment for overtime and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances.  The severance payments may be funded, in whole or in part, through Managers` Insurance or a Pension Fund, as described below.  The payments to the Managers` Insurance fund or Pension Fund toward severance amount to 8.3% of wages.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration.  Since January 1, 1995, these amounts also include payments for health insurance.  The payments to the National Insurance Institute amount to approximately 14.5% of wages, of which the employee contributes 66% and the employer contributes 34%.

Our general practice is to contribute funds on behalf of all of our employees to Managers` Insurance or a Pension Fund.  Each employee who agrees to participate in the Managers` Insurance plan contributes 5% of his or her base salary and we contribute 13.3%.  Each employee who agrees to participate in the Pension Fund contributes 5.5% of his or her base salary and we contribute 14.3%.  Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund.  Each employee who agrees to participate in the Advanced Studies fund contributes 2.5% of his or her base salary and we contribute 7.5%.

Labor Unions.  We are a member of the Industrialists Association in Israel, an employers` union.  As a result of this membership, a number of collective bargaining agreements apply to us.  These agreements principally concern cost-of-living wage increases, paid vacation and holidays, length of the workday, wage tariffs, termination, severance payments and other conditions of employment.  We provide our employees with benefits and working conditions that are at least as favorable as the conditions specified in the collective bargaining agreements.

  Share Ownership

Security Ownership of Our Directors and Executive Officers

No director or officer listed in Item 6B. above holds more than one percent of our outstanding shares, including ordinary shares subject to outstanding options.  Our officers and directors as a group hold 20,109 of our ordinary shares.  Our officers and directors as a group hold as of May 31, 2003, options to purchase 721,248 of our ordinary shares, as follows:

  101,884 options remain of those that were granted in 1998 and 1999 at an exercise price of $1.04 per share, which have all vested;

  327,468 options remain of those that were granted in 1999 at an exercise price of $4.66 per share, 305,366 of which have all vested;

____(57)____

  47,000 options remain of those that were granted in 2000 at an exercise price of $15.75 per share, which have all vested;

  154,500 options remain of those that were granted in 2001 at an exercise price of $8.82 per share, which have all vested;

  210,000 options were granted in 2001, at an exercise price of $11. 55 per share, 90,000 of which vest over three years in 12 equal installments and the remainder of which vest in two annual installments; 112,498 of which have vested.

  304,000 options were granted in 2002 at an exercise price of $7.90 per share, vesting in three annual installments, none of which have vested yet.

All these options expire ten years after the date of grant unless terminated sooner in accordance with their terms.

____(58)____

Options to Purchase Our Ordinary Shares

In 1998, our board of directors adopted a share option plan for our employees.  Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors.  As of December 31, 2002, options to purchase a total of 2,828,576 of our ordinary shares were outstanding.  As of December 31, 2002, options to purchase an aggregate of 980,348 ordinary shares granted under the plans have been exercised.  During 2002, our board of directors granted options to our employees, including executive officers, to purchase an aggregate of 713,400 ordinary shares.  The exercise price was equal to the fair market value of our ordinary shares on the date of grant.  These options vest in three equal annual installments commencing in October 2003 and terminate ten years from the date of grant, unless terminated sooner in accordance with their terms.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

ECI holds approximately 58.4% of our outstanding ordinary shares.  ECI currently has control of our board of directors and the ability to control substantially all matters to be voted on by shareholders, subject to special approvals required by Israeli law for transactions involving controlling shareholders.  A majority of the directors serving on our board of directors are officers of ECI.

The following table shows the number of our ordinary shares beneficially owned by (1) the only shareholders known to us as of June 12, 2003, to beneficially own more than 5% of our outstanding ordinary shares and (2) all of our directors and executive officers as a group.  None of our directors or executive officers beneficially holds shares and options to acquire our ordinary shares, which represent, in the aggregate, more than 1% of our ordinary shares.  In accordance with the rules of the Securities and Exchange Commission, the number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days, but excludes the shares underlying options or warrants held by any other person.

	Shares Beneficially Owned
Name	Number	Percentage

ECI Telecom Ltd. (1)(2)	10,490,325	58.38%
Telrad Networks Ltd. (3)	1,641,902	8.54%
Fidelity Investments (4)	1,878,648	10.46%
Royce & Associates, LLC (4)	960,900	5.35%
Directors and Executive Officers as a Group (5)	721,248	3.86%

(1) In February 2001, ECI entered into a Facility Agreement with Bank Leumi Le-Israel B.M. and Bank Hapoalim B.M., which provides for a term loan in one or more installments in the aggregate principal amount of $300 million, under which approximately $100 million was outstanding as of May 31, 2003.   As security for its obligations under the Facility Agreement, ECI granted to the banks, among other things, a pledge on all of our ordinary shares that it holds.  Accordingly, if ECI defaults under its obligations under the Facility Agreement, these shares may be foreclosed upon and sold to satisfy its obligations to the banks, which could result in a change of control of ECtel.  ECI signed a Letter Agreement with the Banks on May 30, 2003, which, as of June 30, 2003, effectively cured the earlier covenant default status of ECI.  The address of ECI is ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49157, Israel.

(2) Messrs. Inbar, Piasetzky, Bitan and Gitlin, who serve as our directors and also as officers of ECI, may be deemed to beneficially own the shares held by ECI by virtue of their positions with ECI.  However, each has disclaimed beneficial ownership of these shares.

____(59)____

(3) Includes currently exercisable warrants to purchase 1,000,000 ordinary shares at an exercise price of $24 per share and 250,000 ordinary shares at an exercise price of $28 per share.  The address of Telrad is Telrad Networks Ltd., Telrad Park, Afek, 14 Hamelacha Street, Rosh Ha`ayin,02109, Israel.

(4) Figures quoted are based on data received from the investors or filed publicly with the SEC. The address of Fidelity is 82 Devonshire Street, Boston, Massachussets, 02109. The address of Royce and Associates is 1414 Avenue of the Americas, New York, N.Y. 10019.

(5) Consists of options that are currently exercisable or exercisable within 60 days of June 12, 2003.

Record Holders

As of December 31, 2002, 17,917,848 of our ordinary shares were issued and outstanding.  At that date, there were 47 holders of record of our ordinary shares.  Ten record holders, holding approximately 7,052,470, or 39.4%, of our outstanding ordinary shares, were located in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

There is currently no trading market for our ordinary shares outside of the United States.

Control of Company

To our knowledge, we are not directly or indirectly owned or controlled (i) by any corporation other than ECI, (ii) by any foreign government or (iii) by any other natural or legal person, nor are there any arrangements, the operation of which may at a subsequent date result in a change in control of ECtel,  other than as specified in the table above with regard to the banks which have entered into a Facility Agreement with ECI.

B.Related Party Transactions

Transactions with ECI

The following are brief summaries of the provisions of certain agreements.  The summaries are qualified in their entirety by the agreements themselves, which are either filed as exhibits to this annual report or have been filed as exhibits to previous annual reports.

Registration Rights Agreement

In January 2002, we entered into a Registration Rights Agreement with ECI, whereby we granted to ECI rights in connection with sales, from time to time, of our ordinary shares held by ECI. As required by the Israeli Companies Law, the agreement was approved by our Audit Committee, Board of Directors and a special majority of our shareholders.  Under this agreement, ECI is entitled to demand and piggyback registration rights, which are exercisable for a period of ten years. During this period, ECI is entitled to five demand registrations and unlimited piggyback registrations.  ECI has agreed to reimburse us for the expenses reasonably incurred by us in effecting such registrations, unless we also issue ordinary shares in the same public offering.

In addition, the Registration Rights Agreement provides that in the event that ECI, from time to time, sells ordinary shares in a private transaction which is conditioned upon the grant of registration rights with respect to such shares, then, at ECI`s request, we shall enter into a registration rights agreement.  Such registration rights agreements would require us to register the purchaser`s shares on a "shelf" registration statement and to maintain the effectiveness of the registration statement for two years.  They would also include, among other things, an undertaking by us to indemnify the purchasers for liabilities and expenses that may arise from any material misstatements or omissions in our registration statement.  ECI has agreed to reimburse us for the expenses reasonably incurred by us in effecting such registrations.  We believe that the sale by ECI of our ordinary shares will increase the public liquidity and float of our shares.

____(60)____

ECI Share Purchase Agreement

In February 2002, we entered into a Share Purchase Agreement with ECI and several investors under which ECI sold 1,572,175 of our ordinary shares held by ECI to the investors.  We made representations and warranties in the Share Purchase Agreement for the benefit of the investors, which survive for a period of two years following the closing of the transaction. In addition, as contemplated in the Share Purchase Agreement, we entered into a Registration Rights Agreement with ECI and the investors to register the ordinary shares to be purchased pursuant to the Share Purchase Agreement.  In March 2002, we filed a registration statement with the SEC registering those shares, as well as 850,000 shares held by Telrad.  ECI has agreed to bear all the expenses incurred by us in connection with this transaction and the registration of the ordinary shares sold thereunder.  However, we could be held liable to the investors, or purchasers of shares from the investors, if, during the two-year period following the closing, our representations and warranties are found to have been inaccurate or if our registration statement is found to contain a material misstatement or omission.  In addition, the Registration Rights Agreement contains a customary undertaking by us to indemnify the investors for liabilities and expenses that may arise from any material misstatements or omissions in our registration statement.  If ECI agrees to sell additional ordinary shares, we are required to accept substantially the same undertakings with respect to such ordinary shares.  We believe that sales of our ordinary shares into the public market as a result of this transaction will increase the public float and liquidity of our shares.

As required by the Israeli Companies Law, the agreement was approved by our Audit Committee, Board of Directors and a special majority of our shareholders.

Commercial Agreements

In January 2001, we entered into several services agreements, for the purpose of defining our continuing relationship with ECI.  We believe that the cost of services and other terms of the agreements are no less favorable than those that we would be able to obtain from independent third parties.  We agreed on the prices and other terms in these agreements in negotiations with ECI after considering the prices and terms offered by other providers of similar services.

Services and Lease Agreements

Under the terms of the various services agreement, ECI continues to provide us with the following services:

  intellectual property management assistance;

  communications and transportation services;

  coverage under ECI`s insurance policies; and

  other miscellaneous services, such as building maintenance.

For performance of each service we pay ECI amounts we agreed on, some of which are based on our pro rata use of ECI`s facilities or estimations of the cost of the services based on the ratio of the total number of our employees to the total number of ECI`s employees in our shared facility in Petah Tikva.

Most of the various services agreements had a term of one year and were renewed in 2002 for an additional one year period.  All of the agreements are terminable by either party at any time upon a material breach by the other party.  We believe that if ECI were to terminate any of these agreements, we would be able to obtain the same services from a third party on terms no less favorable than those currently contained in our agreements with ECI.

____(61)____

We entered into an administrative services arrangement with ECI Telecom GmbH, effective October 1, 2002, for the provision of various administrative services, including the sub-lease of office space and the provision of various bookkeeping services to ECtel GmbH.  The term of this agreement is for an initial period of one year.  This term shall be automatically renewed at the end of the initial period for an additional period of one year, unless either party notifies the other party in writing, at least 180 days prior to the expiration of the initial term, of its decision not to renew the agreement.

Supply Agreement

In 1999, we entered into a supply agreement with ECI. Under the terms of the supply agreement, ECI supplies us with the components that ECI had been supplying to us prior to our initial public offering for use in our products.  We agreed on the prices for these components after researching prices of similar components and taking into consideration the fact that ECI is currently the only provider of these components.  ECI may discontinue the production of any component after giving us 12 months` prior notice, in which case ECI would be obligated to provide us with all necessary information for us to manufacture the components ourselves and integrate them into our products. In addition, under the terms of the supply agreement, ECI has granted us a non-exclusive license to use, develop, sub-license and distribute the software embedded in the components.  The parties have also agreed to mutual limited covenants not to compete.  ECI has agreed not to directly compete with us in the development, manufacture, marketing or sale of revenue assurance solutions that utilize the components we purchase from ECI.  The supply agreement has an initial period of five years and will be automatically renewed for an additional five-year term unless we notify ECI of our decision not to renew the agreement at least six months prior to the expiration of the initial term.  Either party may terminate the agreement at any time upon a material breach by the other party.

Other Agreements with ECI

We may, in the ordinary course of business, also enter into certain other leases, sub-leases, operating agreements and other agreements that serve to define various aspects of our relationship that will exist with ECI.  None of these agreements, either alone, or in the aggregate, is expected to materially affect the results of operations of either company.

Acquisition of NetEye from Telrad

In October 2001 we acquired Telrad Hawk Net-I Ltd., or NetEye, from Telrad Networks Ltd., or Telrad.  Under the terms of our agreement with Telrad, we acquired all of the outstanding shares of NetEye, a wholly-owned subsidiary of Telrad, and Telrad`s shareholder loan to NetEye of approximately $5.5 million in exchange for 850,000 ordinary shares, warrants to purchase 1,000,000 ordinary shares with an exercise price of $24 per share and warrants to purchase 250,000 ordinary shares with an exercise price of $28 per share.

We registered for re-sale the 850,000 shares that we issued to Telrad.  In addition, Telrad is entitled to demand and piggyback registration rights with respect to the ordinary shares issuable upon exercise of the warrants.  These rights are exercisable from April 1, 2002 until October 1, 2006, or such earlier time as Telrad can sell all of its shares under Rule 144 within any three month period.  During this period, Telrad is entitled to three demand registrations but not more than a total of five registrations.

This transaction was a "related party transaction" because Koor Industries Ltd., the sole shareholder of Telrad, held approximately 35% of the outstanding ordinary shares of ECI at the time of the transaction, which in turn owned approximately 73% of our ordinary shares at that time.  Accordingly, as required by the Israeli Companies law, the acquisition was approved by our Audit Committee, Board of Directors and a special majority of our shareholders.  In addition, Salomon Smith Barney Inc., our financial advisor in connection with the acquisition, delivered to our board of directors a written opinion as to the fairness to us, from a financial point of view, of the consideration to be paid by us in connection with the acquisition.

____(62)____

C.Interests of Expert and Counsel.

Not Applicable.

Item 8. Financial Information.

A.Consolidated Statements and Other Financial Information.

Financial Statements

See Item 18.

Legal Proceedings

We are not party to any material legal proceedings.

Dividend Policy

We anticipate that we will retain earnings to support operations and to finance the growth and development of our business.  Therefore, we do not expect to pay cash dividends in the foreseeable future.

We participate in the "alternative benefits program" under the Israeli Law for the Encouragement of Capital Investments, 1959, under which we realize certain tax exemptions.  If we distribute a cash dividend from tax-exempt income, we would have to pay corporate tax at a rate of up to 25% on the amount distributed and to withhold an additional 15% of the amount distributed on behalf of the recipient.  For more information about the "alternative benefits program," see "-Israeli Taxation-Tax Benefits under the Law for the Encouragement of Capital Investments, 1959."

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher.  Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

B.Significant Changes.

  Except as otherwise disclosed in this annual report, there was no significant change in our financial position since December 31, 2003.  In particular, please see the risk factors in Item 3 relating to our results of operations for the first quarter of 2003 and Item 5H - "Trend Information".

____(63)____

Item 9.  The Offer and Listing

A.  Offer and Listing Details.

Our ordinary shares have been quoted on the Nasdaq National Market under the symbol "ECTX" since October 26, 1999.  The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the Nasdaq National Market.

	High	Low
1999:
Full Year (October 26 through December 31)	$23.75	$10.38

2000:
Full Year	$39.94	$10.25

2001:
Full Year	$20.35	$8.69
First Quarter	18.00	8.69
Second Quarter	17.40	8.88
Third Quarter	14.88	10.03
Fourth Quarter	20.35	11.75

2002:
Full Year	$20.00	$7.00
First Quarter	20.00	13.00
Second Quarter	15.01	11.13
Third Quarter	11.60	8.28
Fourth Quarter	10.21	7.00

2003:
Full Year (through June 27, 2003)	$9.70	$4.98

Most Recent Six Months:
June 2003 (through June 27, 2003)	$6.80	$6.14
May 2003	6.90	5.30
April 2003	8.47	4.98
March 2003	8.93	7.72
February 2003	8.10	7.46
January 2003	9.70	7.75
December 2002	9.50	7.87

On June 27, 2003, the last reported sale price of our ordinary shares on the Nasdaq National Market was $6.53 per share.

B.  Plan of Distribution.

Not Applicable.

C.Markets.

Our ordinary shares are quoted on the Nasdaq National Market under the symbol ECTX.

D.Selling Shareholders.

Not Applicable.

E.Dilution.

Not Applicable.

F.Expenses of the Issue.

Not Applicable.

Item 10.   Additional Information.

A.  Share Capital.

Not Applicable.

B.  Memorandum and Articles of Association.

We were first registered under Israeli law on April 4, 1990 as a private company, and on October 29, 1999 became a public company.  Our registration number with the Israeli registrar of companies is 52-004446-2.

Objects and Purposes

Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our memorandum of association. See Article 1 of our articles of association which sets forth our purposes.

The following sections, to the extent they refer to our articles of association are qualified in their entirety by the articles themselves, filed as an exhibit to our annual report submitted for 1999.

Transfer and Ownership of Shares; Notices

The ownership or voting of our ordinary shares by non-residents of Israel, except for citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum or articles of association or by the laws of the State of Israel.

Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument.  Unless otherwise prescribed by law, each shareholder of record will be provided at least 21 calendar days` prior notice of any general shareholders meeting.

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher.  Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings.  This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

____(64)____

Voting, Shareholders` Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Under the Companies Law and our articles of association, all resolutions of our shareholders, except for a resolution to liquidate the company, require approval by a simple majority of the ordinary shares voting thereon.  These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  We have two types of general shareholders meetings:  the annual general meetings and extraordinary general meetings.  These meetings may be held either in Israel or in any other place the board of directors determines.  An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting.  Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of shareholders holding at least 5% of our ordinary shares.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent in the aggregate at least 33-1/3% of the outstanding voting shares.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of the holders of a majority of the voting power represented at the meeting and voting on the matter adjourned.  At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

Mergers and Acquisitions under Israeli Law

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders` meeting called on at least 21 days` prior notice.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is not any other existing shareholder who holds 25% or more of the company.  An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company and there is no existing  majority shareholder in the company.  If following any acquisition of shares, the acquiror will hold 90% or more of the company`s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class.  If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquiror offered to purchase will be transferred to it.  However, the remaining minority shareholders may seek to alter the tender offer consideration by court order.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

____(65)____

Modification of Class Rights

Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of that class), such as voting, rights to dividends and the like, may be varied by a shareholders resolution, subject to the sanction of a resolution passed by the holders of a majority of the shares of that class at a separate class meeting.

Indemnification of Directors and Officers

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care provided that the articles of association of the company allow it to do so.  Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance Relating to Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, it may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

  a breach of his duty of care us or to another person;

  a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

  a financial liability imposed upon him in favor of another person.

We have obtained liability insurance covering our officers and directors.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

  a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator`s award approved by the court; and

  reasonable litigation expenses, including attorneys` fees, expended by the office holder or charged to him by a court in connection with:

  proceedings we institute against him or that are instituted on our behalf or by another person;

  a criminal charge from which he is acquitted; or

  a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

Our articles of association also include provisions:

____(66)____

  authorizing us to undertake to indemnify an office holder as described above, provided that the undertaking is limited to those types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and

  authorizing us to retroactively indemnify an officer or director.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

  a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly;

  any act or omission committed with the intent to derive an illegal personal benefit; or

  any fine imposed on the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

Our articles of associations also provide that, subject to the provisions of applicable law, we may procure insurance for, or indemnify, any person who is not an office holder, including without limitation, any of our employees, agents, consultants or contractors.

C.  Material Contracts.

For a description of the agreements that we entered into with ECI, please refer to "Item 7B - Related Party Transactions."  For a description of the agreement we entered into with Telrad to acquire NetEye, please see "Item 5A - Operating Results - Acquisition of NetEye" and "Item 7B - Related Party Transactions."

D.  Exchange Controls.

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

____(67)____

E.  Taxation

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

U.S. Federal Income Tax Considerations

Subject to the limitations described below, the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder.  A U.S. holder is a holder of our ordinary shares who is:

  an individual citizen or resident of the United States,

  a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof, an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person`s decision to purchase ordinary shares.  This discussion considers only U.S. holders that will own our ordinary shares as capital assets.

This discussion is based on current provisions of the Internal Revenue Code of 1986 as amended (the "Code"), current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. Various legislative proposals are currently under consideration under which, among other things, certain dividends would be excluded from income and individual income tax rates on ordinary income would be reduced.  It is not clear at this time whether, or in what form, any of these proposals or any other proposals will be enacted, what the effective date of any such changes would be, and what other changes would be made that could further affect the tax consequences discussed in this section. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder`s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

  are broker-dealers or insurance companies,
  have elected mark-to-market accounting,
  are tax-exempt organizations or retirement plans,
  are financial institutions or financial services entities, hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments, acquired their shares upon the exercise of employee stock options or otherwise as compensation,

  hold their shares through partnerships or other pass-through entities, own directly, indirectly or by attribution at least 10% of our voting power, or have a functional currency that is not the dollar.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate tax.

Each holder of our ordinary shares is advised to consult his or her own tax advisor with respect to the specific tax consequences to him or her of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws in his or her particular circumstances.

Taxation of Dividends Paid on Ordinary Shares

Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a U.S. holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder`s tax basis in our ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of our ordinary shares.  The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any Israeli taxes withheld from the distributions) will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution.  A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual`s U.S. federal income tax liability.  The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each class of income.  The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares:

  if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

  to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

____(68)____

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder`s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition.  A disposition of shares will be considered to occur on the trade date, regardless of the holder`s method of accounting.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain, and may, in the case of individual U.S.  holders, be subject to a reduced rate of taxation.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles.  However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss.  A U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss.  In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if we are a Passive Foreign Investment Company

We would be a passive foreign investment company (a "PFIC") for 2002 if (taking into account certain "look-through" rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income for the taxable year is passive income or the average percentage (by value) of our passive assets during the taxable year is at least 50 percent.  We were not a PFIC for 2002. If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. holder`s holding period for the ordinary shares.  The U.S. holder`s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent`s basis, if lower.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a "qualified electing fund" (a "QEF"), in which case the U.S. holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).  Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC.  We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC.  As another alternative to the tax treatment described above, a U.S. holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder`s adjusted basis in the shares.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder.

____(69)____

Although we were not a PFIC in 2002, or for any prior taxable year, there can be no assurance that we will not become a PFIC in 2003 or in a subsequent year.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  U.S. holders who hold our ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election.

The U.S. federal income tax consequences to a U.S. holder if we were to be a PFIC are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

  the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

  in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

  in the case of an individual, the item is attributable to a fixed place of business in the United States;

  the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

  the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our ordinary shares.  In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 30% with respect to dividends paid on our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.  A holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.  Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder`s federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. holders generally are not subject to information reporting or back-up withholding for dividends paid on, or upon the disposition of, our ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

____(70)____

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.  It also discusses Israeli tax consequences material to persons purchasing our ordinary shares.  To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation.  The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust all possible tax considerations.  Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the "Tax Reform", came into effect.  The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced, among other things, the following provisions:

  Reduction of the tax rate levied on capital gains (other than gains from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations.  Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

  Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

  Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

  Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax" below;

  Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors; and

  Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel;

  Elimination of the seven year limit to carry forward capital losses with respect to capital losses arising from and after 1996.

____(71)____

General Corporate Tax Structure

Israeli companies are subject to tax at the rate of 36% of taxable income (and are subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003).  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, a proposed capital investment in eligible facilities may be designated as an "Approved Enterprise."  Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program.  The tax benefits derived from any such certificate of approval relate only to taxable income derived from the specific Approved Enterprise.  If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits under the law are not available with respect to income derived from products manufactured outside of Israel.

Taxable income of a company derived from an Approved Enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise`s ordinary course of business) is subject to tax at the maximum rate of 25%, rather than the usual rate of 36%, for the "Benefit Period".  The Benefit Period is seven years (and under certain circumstances, as further detailed below, ten years), commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a "foreign investors` company".  A "foreign investors` company" is a company more than 25% of whose shares of capital stock and combined share and loan capital is owned by non‑Israeli residents.  A company that qualifies as a foreign investors` company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period and to a reduced tax rate of 10% to 20% depending on the level of foreign investment in each year.

A company owning an Approved Enterprise may elect (as we have done) to forego certain government grants extended to Approved Enterprises in return for an alternative package of benefits.  Under the alternative package, the company`s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the Benefit Period.

The Investment Center bases its decision of whether to approve or reject a company`s application for designation as an Approved Enterprise on criteria set forth in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant.  Accordingly, a company cannot be certain in advance whether its application will be approved.  In addition, the benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval.  In the event that a company violates these conditions, in whole or in part, it may be required to refund the amount of tax benefits plus an amount linked to the Israeli consumer price index and interest.

____(72)____

A major portion of our production facilities have been granted the status of Approved Enterprises.  Income arising from our Approved Enterprises facilities is tax-free under the alternative package of benefits described above for the period in which such alternative package is in effect and thereafter, entitled to reduced tax rates based on the level of foreign ownership for specified periods.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprises facilities.  Subject to compliance with applicable requirements, the benefits for most of our production facilities in Israel will continue until termination between the years 2001 and 2008.  Our current investments in development facilities are made under new approvals.

All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates.  We currently intend to reinvest the amount of our income and not to distribute such income as a dividend.  In the event that we do pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would normally be tax-exempt, we would be required to pay tax on the amount intended to be distributed as dividends at the rate which would have been applicable had we not elected the alternative package of benefits, which rate is ordinarily up to 25%, and to withhold at source on behalf of the dividend recipient an additional 15% of the amount distributed as dividends.

The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Tax Benefits for Research and Development

Israeli tax law allows, under specified circumstances, a tax deduction for expenditures in the year incurred, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the company and carried out by or on behalf of the company seeking such deduction.  Expenditures not so approved are deductible over a three-year period.  However, expenditures made out of proceeds made available to us through government grants are not deductible under Israeli law.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, an "Industrial Company" is a company located in Israel, at least 90% of the income of which, in any tax year, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it.  An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.  We believe that we currently qualify as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 1969.

Under the law, Industrial Companies are entitled to preferred corporate tax benefits, such as:

  deduction of purchases of know-how and patents over an eight-year period for tax purposes;

  deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange;

  the right to elect, under certain conditions, to file a consolidated tax return with related Israeli Industrial Companies that satisfy conditions set forth in the law; and

  accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the law is not subject to receipt of prior approval from any governmental authority.  However, the Israeli tax authorities may determine that we do not qualify as an Industrial Company.  In addition, we might not continue to qualify as an Industrial Company in the future.  As a result of either of the foregoing, the benefits described above might not be available in the future.

____(73)____

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation.  The law is highly complex.  Its features that are material to us can be described as follows:

  A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed (soft) assets.  Where a company`s equity, as defined in the law, exceeds the depreciated cost of its fixed assets, as defined in the law, the company may take a deduction from taxable income that reflects the effect of multiplication of the annual rate of inflation on such excess, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion carried forward on a linked basis.  If the depreciated cost of fixed assets exceeds a company`s equity, then the excess multiplied by the annual rate of inflation is added to taxable income.

  Subject to limitations set forth in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index.

  Taxable gains on certain traded securities, which are taxed at a reduced tax rate following the Tax Reform (and which were previously exempt from tax), are taxable at the company`s tax rate in certain circumstances.

However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year ) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Capital Gains Tax

Israeli law generally imposes on residents and non-residents of Israel a tax on the sale of capital assets in Israel, including our ordinary shares, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder`s country of residence provides otherwise.  The law distinguishes between the inflationary surplus and the real gain.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset`s purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

Prior to the Tax Reform, gains on sales of our ordinary shares by individuals were, generally, exempted from Israeli capital gains tax for so long as our shares were quoted on Nasdaq or another stock exchange recognized by the Israeli Controller of Foreign Currency and we qualified as an Industrial Company.

Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as our company). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

____(74)____

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer`s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the Tax Reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to a treaty between the governments of the United States and Israel, the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax.  This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel.  However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided in a treaty between Israel and the shareholder`s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

F.  Dividends and Paying Agents.

Not Applicable.

G.  Statement by Experts.

Not Applicable.

H.  Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC.  You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC`s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Certain of our SEC filings are also available to the public at the SEC`s website at http://www.sec.gov.

____(75)____

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Through our normal operations, we are exposed to market risks including movements in currency exchange rates and interest rates.  We are exposed to currency risks mainly because we generate most of our revenues in dollars but incur a majority of our salaries and related expenses and part of our other expenses in New Israeli shekels.  We do not actively hedge interest rate exposure or engage in other transactions intended to manage risks relating to interest rate fluctuations.  We do hedge assets or liabilities denominated in currencies other than the dollar.

Presentation of interest rate risk (position as of December 31, 2002)

We do not use any derivative instruments to protect us from fluctuations in interest rates.  Details regarding our interest rate exposure are set forth in the table below.  Interest rate exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as
	December 31, 2002	2003	2004	2005	2006	After 2007	of December 31, 2002
	(All amounts in thousands of U.S. dollars, except percentages)
Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	51,066	51,066	―	―	―	―	51,066
Weighted-average interest rate	1.4%
NIS	1,364	1,364	―	―	―	―	1,364
Weighted-average interest rate	8.6%
GBP	160	160	―	―	―	―	160
Weighted-average interest rate	0.3%

B. Long-term receivables
U.S. dollars	5,261	―	5,233	―	―	28	5,261
Weighted-average interest rate	3.2%

Exchange Rate Risk Management

Our functional currency and that of our subsidiaries is the dollar.  From time to time, we enter into forward exchange contracts to reduce the impact of fluctuations of foreign currencies against the dollar resulting from existing trade receivables and trade payables.  We do not believe that our activities in entering into these contracts subject us to exchange rate risk because gains and losses on these contracts offset losses and gains on the trade receivables or trade payables that are hedged.

As of December 31, 2002, we had purchased currency forward contracts, ending between  January and February 2003 , as a hedge against sales contracts receivable and firm commitments, as follows:

____(76)____

  Obligation to sell EUR 156,000 for a total mount of $152,000; and

  Obligation to sell GBP 102,000 for a total amount of $154,000.

Presentation of foreign currency-denominated assets and liabilities

(position as of December 31, 2002)

Details regarding our foreign exchange exposure are set forth in the table below.  Foreign exchange exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date				Fair value as
	December 31, 2002	2003	2004	2005	2006	After 2007	of December 31, 2002
	(All amounts in thousands of U.S. dollars)
Current Assets
NIS	3,161	3,161	―	―	―	―	3,161
U.K. pound sterling	489	489	―	―	―	―	489
Euro	325	325	―	―	―	―	325
Other	9	9	―	―	―	―	9
Total	3,984	3,984	―	―	―	―	3,984
Long-term assets
NIS	637	―	106	98	―	352	637
Current liabilities
NIS	15,558	15,558	―	―	―	―	15,558
U.K. pound sterling	155	155	―	―	―	―	155
Euro	835	835	―	―	―	―	835
Other	8	8	―	―	―	―	8
Total	16,556	16,556	―	―	―	―	16,556
Long-term liabilities
NIS	774	―	―	―	―	774	774

Item 12.  Description of Securities Other Than Equity Securities

Not Applicable.

____(77)____

PART   II

Item 13. Defaults,  Dividend Averages and Delinquencies.

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Modification of Rights

Not applicable.

Use of Proceeds

The net proceeds of our initial public offering were $43,200,000.  Of the net proceeds, we used $3.0 million to repay a portion of our indebtedness to ECI.  The remaining proceeds were invested in cash equivalents and are used for general corporate purposes and funding our current activities.

Item 15. Controls and Procedures.

(a)Evaluation of disclosure controls and procedures.

Based on their evaluation as of a date within 90 days of the filing date of this annual report on Form 20-F, our principal executive officer and principal financial officer have concluded that, as of the date of the evaluation, our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. [Reserved]

____(78)____

PART   III

Item 17. Financial Statements

Not Applicable.

Item 18.Financial Statements

The consolidated financial statements of ECtel for the year ended December 31, 2002, are hereby incorporated by reference from our report on Form 6-K, furnished to the SEC on March 31, 2003.

Item 19.Exhibits

Exhibit No.	Exhibit
1.1	Memorandum of Association*
1.2	Amended and Restated Articles of Association**
4.1	ECtel Managers and Employees Option Allotment Plan, as amended**(1)
4.2	ECtel International Employee Stock Option Plan, as amended**
4.3	ECtel Director Share Option Plan 1999*
4.4	Form of Services Agreement*
4.5	Form of Supply Agreement*
4.6	Form of Non-Exclusive Sales Agency Agreement (Germany)*
4.7	Form of Infrastructure Services Agreement, by and between ECI Telecom Ltd. and the Registrant***(2)
4.8	Share and Asset Purchase Agreement, by and among Telrad Networks Ltd., Telrad Hawk Net-I Ltd. and the Registrant****
4.9	Form of Warrants issued to Telrad Networks Ltd. ****
4.10	Registration Rights Agreement by and between Telrad Networks Ltd. and the Registrant****
4.11	Registration Rights Agreement by and between ECI Telecom Ltd. and the Registrant****
4.12	Share Purchase Agreement, by and among ECI Telecom Ltd., the Registrant and certain investors****
4.13	Registration Rights Agreement, by and among certain investors and the Registrant****
8.1	List of Significant Subsidiaries
99.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (3)
99.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (3)

_______

*Incorporated by reference to our Registration Statement on Form F-1 (File No.333-10950).

**Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000 (File No. 0-30348).

***Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 28, 2001 (File No. 0-30348).

****Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed February 28, 2002 (File No. 0-30348).

(1)English translation from Hebrew original.

(2)Includes an English translation from Hebrew original of an exhibit attached to this Agreement.

(3)This document is being furnished in accordance with SEC Release No 33-8212 and 34-47551.

____(79)____

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ECTEL LTD. (Registrant)

By: /s/ Aharon Shech _________________________________ Name: Aharon Shech Title President and Chief Executive Officer

Date:  June 30, 2003

____(80)____

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Aharon Shech, President and Chief Executive Officer of ECtel Ltd., certify that:

1. I have reviewed this annual report on Form 20-F of ECtel Ltd. (the "registrant");

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant`s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant`s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant`s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant`s auditors and the audit committee of registrant`s board of directors (or persons performing the equivalent functions):

a)  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant`s ability to record, process, summarize and report financial data and have identified for the registrant`s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant`s internal controls; and

6.  The registrant`s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 30, 2003

/s/ Aharon Shech
President and Chief Executive Officer (Principal Executive Officer)

____(81)____

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Avi Goldstein, Senior Vice President and Chief Financial Officer of ECtel Ltd., certify that:

1. I have reviewed this annual report on Form 20-F of ECtel Ltd. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant`s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant`s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant`s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant`s auditors and the audit committee of registrant`s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant`s ability to record, process, summarize and report financial data and have identified for the registrant`s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant`s internal controls; and

6. The registrant`s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 30, 2003

/s/ Avi Goldstein
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

____(82)____

EXHIBIT INDEX

Exhibit No.	Exhibit
1.1	Memorandum of Association*
1.2	Amended and Restated Articles of Association**
4.1	ECtel Managers and Employees Option Allotment Plan, as amended**(1)
4.2	ECtel International Employee Stock Option Plan, as amended**
4.3	ECtel Director Share Option Plan 1999*
4.4	Form of Services Agreement*
4.5	Form of Supply Agreement*
4.6	Form of Non-Exclusive Sales Agency Agreement (Germany)*
4.7	Form of Infrastructure Services Agreement, by and between ECI Telecom Ltd. and the Registrant***(2)
4.8	Share and Asset Purchase Agreement, by and among Telrad Networks Ltd., Telrad Hawk Net-I Ltd. and the Registrant****
4.9	Form of Warrants issued to Telrad Networks Ltd.****
4.10	Registration Rights Agreement by and between Telrad Networks Ltd. and the Registrant****
4.11	Registration Rights Agreement by and between ECI Telecom Ltd. and the Registrant****
4.12	Share Purchase Agreement, by and among ECI Telecom Ltd., the Registrant and certain investors ****
4.13	Registration Rights Agreement, by and among certain investors and the Registrant****
8.1	List of Significant Subsidiaries
99.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (3)
99.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (3)

_________

*Incorporated by reference to our Registration Statement on Form F-1 (File No.333-10950).

**Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000 (File No. 0-30348).

***Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 28, 2001 (File No. 0-30348).

****Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed February 28, 2002 (File No. 0-30348).

(1)English translation from Hebrew original.

(2)Includes an English translation from Hebrew original of an exhibit attached to this Agreement.

(3)This document is being furnished in accordance with SEC Release No 33-8212 and 34-47551.

____(83)____

Exhibit 8.1

List of Significant Subsidiaries

ECtel BNV, a Dutch company

ECtel GmbH, a German company

ECtel Inc., a Maryland corporation

ECtel (2000) U.K. Ltd., a U.K. company

Telrad Hawk Net-I Ltd., an Israeli company

____(84)____

Exhibit 99.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2002 of ECtel Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Aharon Shech, President and Chief Executive Officer of the Company, certify that:

.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 30, 2003

/s/ Aharon Shech

Aharon Shech

President and Chief Executive Officer

(Principal Executive Officer)

* A signed original of this written statement required by Section 906 has been provided to ECtel Ltd. and will be retained by ECtel Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

____(85)____

Exhibit 99.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2002 of ECtel Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Avi Goldstein, Executive Vice President and Chief Financial Officer of the Company, certify that:

.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 30, 2003

/s/ Avi Goldstein

Avi Goldstein

Executive Vice President and Chief Financial Officer

(Principal Financial Officer)

* A signed original of this written statement required by Section 906 has been provided to ECtel Ltd. and will be retained by ECtel Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

____(86)____