Form 20-F
period 2003-12-31
ECTEL LTD
filed 2004-06-28
CIK 1096197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

               (Mark One)

              ☐   Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

              ☒   Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003
or

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2003:

17,995,628 Ordinary Shares, nominal value NIS 0.04 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

PART   I

          Unless the context otherwise requires, all references in this annual report to “ECtel,” “us,” “we,” “our” and the “Company” refer to ECtel Ltd. and its subsidiaries, and all references to “ECI” refer to ECI Telecom Ltd.  References to “dollars” or “$” are to United States Dollars. References to “NIS” are to New Israeli Shekels.

          On March 31, 2004, we sold our government surveillance business to Verint Systems.  Accordingly, our statements of operations, including those of prior periods, reflect the results of operations of this business in the line item called “income (loss) from discontinued operations.” All data in this Annual Report derived from statements from our statements of operations, unless otherwise specified, exclude our government surveillance business.

          Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws.  In some cases, you can identify forward-looking statements by our use of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek,” and “estimate” and similar expressions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in such statements.  Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D - Risk Factors” in this annual report and elsewhere in this annual report as well as our reports on Form 6-K submitted to the Securities and Exchange Commission.

Item 1. Identity Of Directors, Senior Management And Advisers

          Not Applicable.

Item 2. Offer Statistics And Expected Timetable

          Not Applicable.

Item 3. Key Information

          A.     Selected Financial Data

          We derived the following selected consolidated statements of income data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 from the audited consolidated financial statements incorporated by reference in this annual report.  The selected consolidated statements of income data for the years ended December 31, 1999 and 2000, and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this annual report. These figures have been adjusted to reflect the sale of our government surveillance business as described in the next paragraph.  Our consolidated statements have been prepared in dollars in accordance with generally accepted accounting principles in the United States and have been audited by Somekh Chaikin, a member of KPMG International, independent public accountants in Israel, whose report with respect to these financial statements is incorporated by reference in this annual report.  The following selected financial data should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto incorporated by reference in this annual report. These data should not be construed as indicative of our future operating results or financial position.

          In March 2004, we sold our government surveillance business to Verint Systems pursuant to an asset purchase agreement, which is described below under Item 10.C “Additional Information—Material Agreements.”  The results of operations of this business for each of the five years ended December 31, 2003 are reflected in our statements of income in the line item called “income (loss) from discontinued operations,” and the assets and liabilities of this business as of December 31, 2003 are reflected in our balance sheet in separate line items, as well.

	Year ended December 31,

	(*)1999	(*)2000	(*)2001	(*)2002	2003

	(in thousands, except share and per share data)

Statements of Income Data:

Revenues	$28,559	$47,431	$60,951	$52,426	$28,857
Cost of revenues	12,093	18,480	24,051	22,364	17,454

Gross profit	16,466	28,951	36,900	30,062	11,403
Research and development costs, net	4,280	7,836	8,541	9,152	10,078
Selling and marketing expenses	6,210	9,562	12,201	13,687	14,297
General and administrative expenses	3,242	4,515	6,982	8,903	16,974
In process research and development costs	—	—	916	—	—
Amortization of goodwill	950	142	—	—	—
Goodwill impairment	—	—	—	—	6,019

Total operating expenses	14,682	22,055	28,640	31,742	47,368

Operating income (loss)	1,784	6,896	8,260	(1,680)	(35,965)
Financial income, net	(236)	(1,478)	(774)	(269)	(192)
Other income (expenses), net	178	150	(27)	(13)	3

Income (loss) before taxes on income	1,842	8,224	9,007	(1,424)	(35,770)
Taxes on income (tax benefit)	1,010	1,040	(78)	(29)	38

Net income from continuing operations before cumulative effect of change in accounting principles	832	7,184	9,085	(1,395)	(35,808)
Cumulative effect of change in accounting principles	—	—	(27)	—	—
Income (loss) from discontinued operations	3,074	1,361	2,878	18,715	(4,867)

Net income (loss) for the year	$3,906	$8,545	$11,936	$17,320	(40,675)

Earnings (loss) per share
Basic earnings per share:
Continuing operations	$0.07	$0.45	$0.55	$(0.08)	$(1.99)
Cumulative effect of change in accounting principles			(** )	-	-
Discontinued operations	0.24	0.08	0.17	1.05	(0.27)

	$0.31	$0.53	$0.72	$0.97	$(2.26)

Weighted average number of shares outstanding	12,766,336	16,144,473	16,652,509	17,802,492	17,967,082
Diluted earnings per share:
Continuing operations	$0.06	$0.41	$0.51	$(0.08)	$(1.99)
Cumulative effect of change in accounting principles			(** )	-	-
Discontinued operations	0.23	0.08	0.16	1.01	(0.27)

	$0.29	$0.49	$0.67	$0.93	$(2.26)

Weighted average number of shares outstanding	13,311,643	17,291,382	17,838,633	18,551,836	17,967,082

(*)	2002, 2001, 2000 and 1999 figures have been adjusted to reflect the results of operation of our government surveillance business as discontinued operations.
(**)	Represent an amount less than $0.01

	December 31,

	1999	2000	2001	2002	2003

	(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$42,595	$41,735	$40,525	$52,786	$27,964
Working capital	55,546	60,985	72,246	88,600	52,961
Assets - discontinued operations					2,337
Total assets	73,001	85,882	124,173	*151,868	101,507
Due to (from) parent and fellow subsidiary companies, net	3,176	(1,597)	2,246	284	614
Due to parent and fellow subsidiary companies, net long-term	3,176	—	—	—	—
Shareholders’ equity	55,886	67,351	97,681	116,529	76,023

        * Reclassified.

          B.      Capitalization and Indebtedness

Not applicable.

          C.     Reasons for the Offer and Use of Proceeds

Not applicable.

          D.      Risk Factors

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Our Industry

The general deterioration of the global economy, the slow-down in expenditures by telecommunications service providers and other trends in our industry could continue to have a material adverse effect on our results of operations.

          Our business is dependent on current and anticipated market demand for our products.  Since 2003, such market demand has been negatively impacted by the general deterioration of the global economy and economic uncertainty in the telecommunications market.  These conditions and the uncertainties surrounding growth rates worldwide resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000.  Several major telecommunications service providers such as Global Crossing have failed, as have many new and small providers.  In addition, existing service providers have been reducing or delaying expenditures on new equipment and applications as a result of the continued deterioration in the telecommunications market.

          Many companies, including current and potential customers of ours, have postponed or decreased further capital investment or have indicated to us that they intend to do so.  This decline in capital expenditures has resulted in a significant decline in our sales and pressure on the price of our products.  Due to the past volatility of the market, it is difficult to predict the conditions of our market going forward.  A continued decline in capital expenditures would reduce our sales further and could result in additional downward pressure on the price of our products, either of which would have a continued material adverse effect on our operating results.

In 2003 and the first quarter of 2004 our revenues significantly declined, resulting in net losses and negative cash flows. If our sales do not increase or if they should continue to decline and we continue to experience low visibility with respect to the timing and closing of sales, our results of operations will continue to be materially adversely affected.

          Our revenues for 2003, excluding our government surveillance business, were $28.9 million, compared to $52.4 million for 2002.  Our net loss for 2003 was $40.7 million, of which $4.9 million was attributable to our discontinued government surveillance business, compared with net income of $17.3 million for 2002. Revenues for the first quarter of 2004, which, following the sale of our government surveillance business, consist exclusively of our telecom business, were $3.3 million, compared with $10.0 million for the first quarter of 2003. Net income for the first quarter of 2004 was $2.9 million, of which $12.2 million was attributable to our discontinued government surveillance business, compared with a net loss of $3.8 million, for the first quarter of 2003.  Net loss from continuing operations for the first quarter of 2004 was $9.3 million, compared with a loss of $4.8 million, for the first quarter of 2003.

          The results reflect the economic situation described above, including long sales cycles.  It also reflects the impact of the extended negotiations associated with the sale of our government surveillance business and management transition.   We are taking measures to lower our operating expenses and decrease our cost structure, including reducing our labor force, wages and overhead expenses.  We may be unable, however, to decrease some of our expenses in a timely manner.  If our sales do not increase or if they should continue to decline and we are unable to decrease our expenses accordingly, our annual and quarterly results will continue to be materially adversely affected. In addition, decreased revenues could necessitate adjustments in the value of goodwill, other intangible assets and inventory.

Our recovery plan may not succeed.

          We are currently formulating a recovery plan which we expect to implement in the second half 2004. We cannot guarantee that we will succeed in fully implementing the plan or, even if fully implemented, that the plan will achieve its recovery goals.

Many of our customers require a lengthy, detailed and comprehensive evaluation process before they order our products.  Our sales process has been subject to delays that have significantly decreased our revenues and which could result in the eventual cancellations of some projects.

          We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers.  The purchase of our products represents a relatively significant capital expenditure for our customers.  As a result, our products generally undergo a lengthy evaluation and purchase process before we can sell them.  Due to the current economic climate, our customers are conducting a more stringent and detailed evaluation of our products, and decisions are subject to additional levels of internal review.  As a result, the evaluation process has significantly lengthened.  This evaluation process is currently taking between six and 18  months.  The following factors, among others, affect the length of the approval process:

•	the time involved for our customers to determine and announce their specifications;

•	the time required for our customers to process approvals for purchasing decisions;

•	the complexity of the products involved;

•	the technological priorities and budgets of our customers; and

•	the need for our customers to obtain or comply with any required regulatory approvals.

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

          We have experienced and may continue to experience significant fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations.  Factors which have contributed and may in the future contribute to fluctuations in our results of operations include:

•	general economic conditions;

•	the capital spending patterns of our customers;

•	the size and timing of orders, including order deferrals, and subsequent shipments;

•	market acceptance of new products;

•	the timing of our product introductions or enhancements or that of our competitors or providers of complementary products;

•	the timing of approval of Israeli government research and development grants;

•	the percentage of sales for which we pay sales commissions;

•	disruptions in our sources of supply; and

•	increasing delays between the receipt of awards and the formal issuances of purchase orders.

          The results of past periods should not be relied upon as an indication of our future performance.  It is likely that in some future periods, our operating results may again be below expectations of public market analysts or investors, which may cause our share price to drop.

We are dependent upon Verint Systems to complete the implementation of certain government projects and provide warranty services to our government customers, and we could be exposed to liability if Verint System fails to do so satisfactorily.

          In connection with the sale to Verint Systems of our government surveillance business, we retained substantially all our existing government surveillance projects and warranty obligations and agreed to subcontract the performance thereof to Verint Systems upon agreed terms.  However, since we remain legally bound to the applicable government customers, we could have difficulties collecting payments from these customers and be exposed to claims by them if Verint Systems fails for any reason to perform in a manner that these customers consider to be satisfactory.  In addition, with respect to some of these obligations, we are obligated to pay Verint Systems for their services even if we have not received payment from the customers.  Therefore, our financial condition and results of operations would suffer if these customers do not pay us on a timely basis.  If we would be required for any reason to seek a new subcontractor to provide these services, a new subcontractor may not be available at all and, in any event, switching to a new subcontractor would involve significant delay and expense, which could further expose us to claims by these government customers.

We have a limited backlog of orders and must maintain sufficient inventory levels to meet anticipated demand.  If we cannot predict orders accurately, our inventory may become obsolete and our financial performance may be harmed.

          The timing and volume of orders are difficult to forecast for each quarter, as a substantial majority of our sales are booked and shipped in the same quarter pursuant to purchase orders.  We have a limited backlog of orders for our products and must maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis. Maintaining sufficient inventory levels to assure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs.  A shift in demand could also result in inventory write-offs, which could harm our financial performance. For example, in the first quarter of 2004, we recorded an inventory write-off of approximately $950,000, which derives from inventory that became obsolete or that we estimate that we will not be able to sell.

We depend on several relatively large customers and the loss of one or more of these customers, or a significant decrease in revenue from any of these customers, could have a disproportionate impact on our revenue and income.

          A substantial portion of our revenue has come from relatively large purchases by a small number of customers.  Sales to our top ten customers accounted for 75.1% of our revenues in 2003, with sales to one customer in Europe  accounting for 13.9% of our revenues  and sales to a customer in Latin and North America accounting for 11.4% of our revenues.  Sales to our top ten customers accounted for 68.8% of our revenues in 2002, with sales to one customer in the Asian Pacific region accounting for 27.0% of our revenues. We expect to continue to depend on sales to a small number of customers.   However, we do not have long-term commitments from any of our top customers to purchase any specific quantities of products.  We expect that our largest customers will vary from period to period.  If we lose one or more large customers and fail to add new customers our results of operations could be seriously harmed.

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

          The telecommunications market is characterized by rapid technological advances and frequent new product introductions and enhancements.  We believe that our future success will largely depend upon our ability to continue to enhance our existing products and to successfully develop and market new products on a cost-effective and timely basis.  The technologies applicable to our products include applications capable of analyzing and processing data based on accepted telephony standards and protocols.  If other technological standards and protocols gain broad market acceptance, we will be required to redesign our existing products or design new products that are able to view and analyze networks based on these new standards and protocols.  For example, the types of fraudulent schemes to which service providers are subject change with the emergence of new technologies, networks and other developments.  We cannot assure you that we will be successful in developing and marketing new applications or systems that will respond to technological change.

The market for our products is highly competitive.   Because many of our competitors have much greater resources than we have, it may be difficult for us to return to, and maintain, profitability.

          Competition in our industry is intense, and we expect it to continue.  To compete effectively, we have, at times, been required to grant substantial discounts on our products.  In addition, we could lose sales to our competitors.  Lower prices and reduced demand for our products would reduce our ability to generate revenue, which would harm our business.

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

          We may also face competition from our customers.  Some of our customers are developing their own solutions internally or through strategic alliances.  Also, the internal information technology departments of some service providers, are acting as our competitors for the provision of various revenue assurance solutions within their own companies.  As a result, solutions developed by our customers may replace and/or compete with products that we currently sell to them or that we may seek to sell to them in the future.

In efforts to cope with capital expenditure cuts, some customers have developed “revenue sharing” models for the purchase of systems such as ours.  If we are unable or unwilling to accept these models, we may lose sales to other suppliers.

Faced with the need to decrease their capital expenditures, some of our customers and potential customers are choosing to purchase solutions such as ours from providers who are willing to participate in revenue sharing models rather than requiring agreed-upon fixed payments.  Under these models, the solution provider typically is paid a proportion of the revenues that the service provider saves as a result of implementing the solution.  Some of our competitors are offering revenue sharing models themselves in order to make their solutions more attractive.  We have made proposals pursuant to a limited revenue-sharing model under which we require payment of part of the price of our products, while the remainder of the price is subject to a revenue-sharing arrangement.  If we are unwilling to accept the revenue sharing models proposed by our customers and potential customers, and cannot create an equally attractive alternative solution through our limited revenue-sharing model, our sales may decrease.  As a result, our results of operations may suffer.  Furthermore, revenue sharing for the types of revenue assurance solutions that we provide is relatively untried.  We do not know whether any of the proposed models can effectively demonstrate the revenue to which we would be entitled. In addition, even if we do participate in revenue sharing arrangements, a portion of revenues would be deferred, which could have a short-term adverse affect on our results of operations.

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

          Our customers generally operate their networks using a wide variety of software applications, network equipment and software and hardware platforms.  If our products fail to integrate properly with our customers’ equipment, our ability to generate future sales will be harmed.  For example, our platform uses the Windows NT operating system.  Most companies in the telecommunications industry currently use UNIX and may not be willing to implement a solution based on Windows NT.  If service providers are unwilling to accept a Windows NT-based solution, our business will be harmed.

Our business and its future growth depend on increased market acceptance of services based on packet-switched technology and third generation wireless networks.  If these services are not fully developed and accepted in the marketplace, our growth plans will be materially adversely affected.

          Several of our newer products are designed to meet the specific requirements of new value-added services being made available by packet-switched technology and third generation wireless networks.  Demand and market acceptance for these services are subject to a high level of uncertainty.  For example, the deployment of third generation networks has been delayed throughout the world in comparison with initial expectations.  At the same time, service providers are hesitating to invest in their existing networks due to their perception that these networks have a relatively short life-cycle.  If third generation networks and VoIP services are not fully developed and accepted in the marketplace, or if the implementation by service providers of third generation wireless networks continues to be significantly delayed due to economic or other problems, the market for some of our newer products may not develop or be sustainable.  In that case, our business would be materially adversely affected.

Implementation of certain new technologies by telecom carriers may result in a decline in demand for our products.

          New technologies, such as VoIP, are facilitating the use of cheaper communications media by some telecom service providers.   Such service providers may be less inclined to invest in high-end solutions like ours. Moreover, since these technologies enable the service providers to offer relatively low calling rates to subscribers, this may reduce the incentive to commit telecom fraud and thereby reduce the demand for anti-fraud solutions like ours. This trend may harm our revenues and results of operation.

We do business with companies located in countries around the world, which subjects us to additional risks.  If these risks materialize, our business will be materially adversely affected.

          Because of the global nature of our business, we are exposed to the risk of economic or political instability in countries where our customers are located, particularly in developing countries.  Various Latin American and African countries are currently suffering from economic instability, which could spread to additional countries in the region, and we do business in a number of countries in Central and Latin America.  In addition, there are often longer sales and payment cycles in developing countries, as well as greater difficulties in collecting accounts receivable.

          We face additional risks from our international operations including:

•	difficulties of obtaining licenses, the imposition of tariffs and the effects of other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	potentially adverse tax consequences;

•	laws and business practices favoring local competitors;

•	costs and difficulties of customizing products for foreign countries;

•	compliance with a wide variety of complex foreign laws and treaties; and

•	variance and unexpected changes in local laws and regulations.

          If we fail to overcome the challenges we encounter in our international operations, our business will be materially adversely affected.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

          Our success and ability to compete depend in large part upon our protection of our proprietary technology, including both hardware and software components of our X-ellence platform.  We currently rely on a combination of patents, trade secret and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We have filed several patent and trademark applications covering some of our technology and are in the process of preparing and filing additional patent and trademark applications.  We cannot assure you that any of these applications will be granted.  These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.  Moreover, competitors and potential competitors may attempt to copy or reverse engineer aspects of our product line or to obtain and use information that we regard as proprietary.  If we are unable to maintain the security of our proprietary technology for these or any other reasons, our business may suffer.

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

          We currently rely upon software that we license from third parties as part of some of our products, including software that is integrated with our internally developed software and used in our products to perform key functions. For example, we utilize a software package of i2 Technologies in our fraud management solution.  We may be unable to maintain these software licenses from third parties on commercially reasonable terms, if at all. This could result in shipment delays or reductions until equivalent replacement software could be developed or licensed and integrated into our products.  Any inability to maintain these licenses could harm our business.  Furthermore, some software is licensed from relatively small vendors, who may not be able to survive if the current difficult economic climate continues.  If any of these vendors cease their operations, we may face difficulties in obtaining the necessary support and maintenance for the software originally provided by them.

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

          We typically provide one-year warranty programs with respect to our products.  Our warranty generally provides that we will repair or replace products with defects in materials or workmanship or that fail to meet agreed-upon specifications.  Any significant product returns or warranty claims under our purchase orders could adversely affect our results of operations.  We offer sophisticated products that may contain software with undetected errors.  In addition, new products may experience failures when first introduced, and both current and future products may experience failures as new versions are released.  We rely to a large extent on our reputation among industry leaders in conducting our sales efforts.  As a result, any product recall as a result of errors or failures, and the associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and hurt our business.

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

          Our business and future growth and success largely depend on the managerial and technical skills of Eitan Naor, our President and Chief Executive Officer, and other members of senior management.  If either Mr. Naor or other members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected.

          During the last seven months, our chief executive officer and six of our vice presidents, including the vice presidents in charge of research and development, marketing, business development, operations, U.S. operations, projects, sales and Western Europe sales have left our employ. During such period, five of our directors resigned, one of whom was our chief executive officer and three of whom were ECI nominees who resigned upon the share distribution of ECI in May 2004. If we are unable to replace these officers and directors with qualified individuals, our business and results of operations could be harmed.  In addition, a reduction of our workforce as part of our recovery measures could, in the aggregate, have a negative impact on our operations.

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

          We may pursue mergers and acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business.  The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause a diversion of management’s time and our resources.  Future acquisitions could also result in:

•	dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	impairment of goodwill and other intangible assets;

•	research and development write-offs; and

•	other acquisition-related expenses.

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

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

        Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our ordinary shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our being a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

        We believe that we were not a PFIC for U.S. federal income tax purposes for our 2003 tax year or for any prior year. It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2003 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there is no assurance that we will not become a PFIC in 2004 or in subsequent years. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “Taxation – U.S. Federal Income Tax Considerations.”

We depend on a single supplier for key product components in our legacy probing devices, and we cannot control the manufacturing and delivery of these components.  Our business will be interrupted if this supplier is unable or unwilling to provide these components.

           A third party manufactures critical components needed for our X-ellence platform.  We cannot control the delivery schedule for these components.  Any problems that may occur with respect to the delivery, quality, which is our single source for these components, or cost of these components could result in product shortages or quality assurance problems. Our supplier has special expertise in engineering these components.  If it is unable or unwilling to provide these components, we will experience substantial delays in the manufacturing of certain of our products, and our business will suffer. In addition, in connection with our sale to Verint Systems of our government surveillance business, we agreed to sell some of these components to Verint Systems for a period of seven years. Any problems with our supplier that cause us to breach our obligations to Verint Systems, which problems may not be under our control, could expose us to claims by Verint Systems.  Such claims could materially harm our financial condition.

Our costs may increase as a result of ECI’s cessation of the control of us.

          In May 2004, ECI distributed 7.6 million of our ordinary shares to its shareholders, causing its holdings of our outstanding ordinary shares to decrease from 57.9% to 16.0%. In the past we benefited from certain cost savings as a result of discounts afforded by third parties to members of the ECI group. Following the share distribution, we may lose some of these benefits, which would increase our expenses.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

          Our principal offices and manufacturing facilities and many of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between Israel and the Palestinians, which has led to a breakdown of the entire peace process and has affected Israel’s relationship with its Arab citizens and several Arab countries. Furthermore, several countries restrict business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as the result of the recent increase in hostilities. These restrictive policies have had and may continue to have an adverse impact on our business.  We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic conditions in Israel.

Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

          Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually.  They may also be further subject to being called to active duty at any time under emergency circumstances.   Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any disruption in our operations would harm our business.  The full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

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

The tax benefits that we currently receive from the Investment Center of the Israeli Ministry of Industry, Trade and Labor require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

          We receive tax benefits under Israeli law for capital investments that are designated as approved enterprises.  To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets.  If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. The applicable law regarding approved enterprise programs will expire on June 30, 2004. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended.  These tax benefits may not continue in the future at their current levels or at any level.  From time to time, we submit requests for expansion of our approved enterprise programs or for new programs to be designated as approved enterprises.  These requests might not be approved, particularly in light of difficult economic conditions in Israel. We received an approval in principle from the Investment Center with respect to the sale of our government surveillance business to Verint Systems in March 2004. If the Investment Center declines, for any reason, to grant us the final approval, our tax benefits under Israeli law will be materially reduced.  The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

Because we receive grants from the Office of the Chief Scientist, we are subject to ongoing restrictions, and certain of our large shareholders are required to undertake to observe such restrictions.  Our grant programs may be terminated or reduced in the future, which would increase our costs.

          We receive royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor for research and development programs that meet specified criteria. According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee.  As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay such grants at a quicker rate.  In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee and we are prohibited from transferring such technology to third parties outside Israel.  Any non-Israeli who becomes a holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

          We recorded grant participations of an aggregate of $842,000 in 2003 and approximately $900,000 in 2002.  As of December 31, 2003, our contingent liability to the Office of the Chief Scientist with respect to grants received was approximately $2.4 million. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future.  These programs may not continue in the future at their current levels or at any level.  From time to time, we submit requests for new grants from the Office of the Chief Scientist.  These requests might not be approved, particularly in light of the difficult economic conditions in Israel.  The termination or reduction of these grants could seriously harm financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

          Service of process upon us, since we are incorporated and headquartered in Israel  and upon our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because substantially all of our assets and ECI’s assets, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

          There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel.  However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

•	the U.S. court is not prohibited from enforcing judgments of Israeli courts.

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

Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, and therefore depress the price of our stock.

          The Israeli Companies Law – 1999 includes restrictions on mergers, such as special voting requirements, the ability of creditors to seek court intervention to delay or prevent a merger and a mandatory waiting period.  In addition, under certain circumstances, the Companies Law requires that acquisitions be performed via tender offer.  For more information, see “Item 10B – Memorandum and Articles of Association -- Mergers and Acquisitions Under Israeli Law.”

Risks Related to the Market for Our Ordinary Shares

Our stock price has decreased significantly and could continue to fluctuate significantly.

          The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since the first quarter of 2003.  In particular, on the day following our announcement of our expected results for the first quarter of 2003, our share price decreased by 34%.  Numerous factors, many of which are beyond our control, have caused and may continue to cause the market price of our ordinary shares to fluctuate significantly, such as:

•	shortfalls in our operating results from levels forecast by securities analysts.

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	announcements concerning us, our affiliates, or our competitors;

•	the introduction of new telecommunications services;

•	changes in pricing policies by us or our competitors;

•	market conditions in our industry and the global economy in general; and

•	the general state of the securities market (particularly the technology sector).

          In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance.  The price levels of technology stocks traded on the Nasdaq National Market decreased significantly during 2001, 2002 and 2003.  These broad market and industry factors may depress our share price, regardless of our actual operating results.

Substantial future sales of our ordinary shares may depress our share price.

          On May 10, 2004, ECI distributed 7,600,000 ordinary shares to its shareholders, which constitutes approximately 42% of our outstanding shares. As a result, ECI holds 2,890,325, or 16%, of our outstanding ordinary shares.  These shares have been pledged to banks by ECI to secure indebtedness under a credit facility agreement.  If ECI defaults under this agreement, the banks may foreclose on the shares and seek to sell them in the public market. In addition, in June 2004, ECI placed into an irrevocable trust approximately 550,000 of our ordinary shares, which it withheld from its shareholders pursuant to Israeli tax law, with instructions to sell on the Nasdaq Stock Market to reimburse the tax payable by ECI to the Israeli government, subject to the terms of the trust and applicable securities laws. An additional 369,035 shares are held by Telrad Networks Ltd.  ECI and Telrad both have rights to require us to register their ordinary shares with the Securities and Exchange Commission. In March 2002 we registered an aggregate of 2,422,175 shares for resale with the SEC.  These shares consisted of 850,000 shares that we issued to Telrad in connection with our acquisition of NetEye from Telrad, and an aggregate of 1,572,175 shares that ECI sold to investors, as described below in Item 7.  If our shareholders sell substantial amounts of our ordinary shares, including Shares distributed by ECI to its shareholders and shares issued upon the exercise of outstanding employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.  Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time we deem appropriate.

Item 4. Information on the Company

          A.     History and Development of the Company

          ECtel Ltd. is our legal and commercial name.  Until April 1998, we operated under the name ECI Telesystems Ltd.  We were incorporated as a wholly-owned subsidiary of ECI Telecom Ltd. on April 4, 1990, under the laws of the State of Israel. Our principal executive offices are located at 43 Hasivim Street, Petah Tikva 49130, Israel and our telephone number is (972-3) 926-6102.  Our agent in the United States, ECtel Inc., is located at 22527 Gateway Center Drive, Clarksburg, MD 20871.

          In March 2004, we sold our government surveillance business to Verint Systems pursuant to an asset purchase agreement, which is described below under Item 10.C “Additional Information—Material Agreements.”

Principal Capital Expenditures

          Our principal capital expenditures in the past three years have been the purchase of equipment and other fixed assets used in our business (mainly in Israel).  These purchases totaled approximately $1.8 million in 2001, approximately $2.0 million in 2002 and approximately $1.4 million in 2003.  Our capital expenditures in 2003 were spent primarily for the procurement of test and production equipment computers.  We used internal working capital to finance these capital expenditures.

          B.     Business Overview

          The following description does not include our government surveillance business. Our surveillance solutions enabled governmental agencies to perform real-time, comprehensive surveillance on telecommunications networks. We sold this business to Verint Systems in March 2004.

General

          We develop and market revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks.  Our solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by:

•	detecting and preventing fraud;

•	supporting billing assurance, including billing mediation functions of interconnection arrangements; and

•	monitoring the quality of service over their networks.

Industry Overview

          Changes in the Telecommunications Industry

          The telecommunications industry is characterized by, among others, the following factors:

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

          Increased Network Interconnectivity.  Advanced technologies and expanded product offerings have caused telecommunications networks of multiple service providers to be increasingly interconnected. For example, the value-added services offered by service providers are often obtained from a number of different content providers, requiring interconnections among their networks to provide the services to customers. In addition, although recently there has been a trend of consolidation among service providers in response to deteriorating conditions in the industry, deregulation and privatization have led to a large increase in the number of service providers operating worldwide.  These service providers must interconnect their networks with those of other providers to enable their respective subscribers to communicate with each other.

          Increased Focus on Revenue Assurance.   Recently, in response to the deterioratingindustry conditions, service providers have often been forced to lower the prices they charge for value added services.  In turn, lower prices have resulted in lower profit margins for the service providers with respect to these value added services.  As a result, there is an increased need for service providers to ensure that they capture as much of the revenues associated with these value added services as possible.

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

•

Value-added service offerings create vulnerabilities in telecommunications networks, making fraud schemes easier.  Service offerings include high value transactions such as on-line banking, mobile commerce, and content, which has significantly increased the potential losses caused by acts of fraud;

•	The growth of interconnected networks makes it more difficult for any provider in the chain to detect fraud and hold a defrauder responsible;

•

Under their interconnection agreements, service providers are often committed to make partial payments to each other relating to fraudulent sessions that they may not be able to recoup from their customers.  This has increased the out-of-pocket costs incurred by service providers as a result of fraud; and

•

In some countries, “pirate” service providers have begun providing international voice service on data lines that the pirate providers lease on PABX exchanges in the local country network.  These leased data lines are generally not permitted by various laws governing data and voice traffic in these countries to carry voice traffic.  By using these data lines, the pirate providers bypass the high international toll tariffs that traditional service providers are required to pay when providing international voice service.  As a result, the pirate providers can charge less to customers than traditional service providers can, which in turns results in the loss of customers by traditional service providers.

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

          In order for service providers to effectively address these challenges and remain competitive, they require comprehensive revenue assurance solutions to prevent fraud, maintain quality of service and accurately bill for interconnected transmissions.  These solutions must be capable of processing tens of millions of sessions per day from an objective source, operating with hardware and software provided by multiple vendors and supporting the multiple technologies that exist in converged networks.  In addition, solutions must be flexible in order to adapt easily to rapidly changing technologies.  Finally, service providers seek revenue assurance solutions that meet all of these objectives and provide a demonstrable and rapid return on investment.

The ECtel Solution

          We develop and market revenue assurance for circuit-switched and packet-switched wireline and wireless networks.  Our products consist of proprietary software and hardware components, as well as off-the-shelf hardware and software components.  We believe that our solutions provide our customers with the following benefits:

•

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

•

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

•

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

•

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

•

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

•

User-Defined Operational Parameters.  Our revenue assurance platform and applications provide service providers with the flexibility to have their personnel define the scope of the data they require and the preferred method of viewing this data.  For example, a service provider’s quality assurance professional may use our quality-of-service products to view a bar graph showing the ratio of successful call connections to various destinations.  At the same time, its marketing professional may use the same product to view usage information.  Using a standard personal computer, each user can generate customized reports and easily select, organize and analyze the data relevant to the user.

Business Strategy

          Our objective is to be the leading provider of revenue assurance solutions for converged networks worldwide.  The following are key elements of our strategy:

•

Offer Comprehensive Revenue Assurance Solutions.  We offer our service provider customers comprehensive solutions to meet their revenue assurance needs.  We also continually add new applications to our products to ensure that our customers are able to meet the full range of revenue assurance challenges that exist in converged networks. We continually adapt our existing revenue assurance to be compatible with emerging technologies and services.

•

Maintain and Enhance Our Technological Leadership.  We believe that our technology platform provides us with a competitive advantage in developing revenue assurance solutions to meet the rapidly changing needs of service providers.  We have invested significant resources over a number of years for both internal development and selective acquisitions.  We intend to continue to invest in our technology, through internal development and selective acquisitions, to maintain our position as a technological leader in revenue assurance solutions.

•

Focus on Leading Worldwide Service Providers.  We focus our marketing efforts on leading worldwide service providers of wireline, wireless and next-generation communication services, many of whom have global affiliations.  Our customer base includes many of the world’s largest telecommunications service providers, including Austria Telekom, Belgacom, Cable & Wireless Group, Hutchison H3G, MM02, Portugal Telecom, MCI, BellSouth group, Vodafone Sweden, Kievstar, Qwest Communications International, Swisscom, and the Telefonica Group. We believe that sales to market leaders will assist our marketing efforts to other industry participants.

•

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

Products

          Revenue Assurance Solutions

          All of our revenue assurance solutions are based on our X-ellence platform, which consists of:

•	Probes;

•	Mediation software; and

•	Data analysis applications.

          Probes.  Our application-specific probes are attached to the service provider’s network.  Our probes for circuit-switched networks are a combination of our proprietary software and hardware components.  Our probes for next generation networks are a combination of our proprietary software and off-the-shelf probe hardware.  The probes capture, filter, aggregate, correlate and merge data collected from network links, such as E-1/T-1 links, and Internet, fast Internet and gigabit Internet links.  Our probes gather information from all layers of the network, from the physical layer to the application layer, without disrupting the operation of the network service.

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

          Our platform’s flexible, scalable architecture is designed to evolve and grow with emerging technologies and the changing needs of our customers.  It enables our customers to:

•	Scale the capacity and processing power of our products;

•	Add new applications to an installed system; and

•	Assimilate new and emerging network standards, devices and applications.

We have the following revenue assurance solutions that operate on our platform:

          Fraud Prevention Solutions

Our fraud prevention solutions gather information about calls both in real-time and offline and compare it to fraudulent scenarios established within user-specified filter parameters, subscriber profiles and thresholds.  When defined thresholds are reached, an alert is automatically generated and appropriate intervention can take place according to the user’s chosen parameters. Our FraudView  system provides comprehensive fraud detection and prevention solution for wireline, circuit-switched and next generation networks.

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

Sales and Marketing

          As of April 1, 2004, our direct sales force and marketing staff consisted of 40 employees.  We market our revenue assurance solutions to service providers worldwide primarily through a direct sales force.  Our sales staff operates out of our offices in Israel, the United States and the United Kingdom.  In addition, in 2002 we established a new subsidiary in Germany for marketing and sales to customers in Austria, Germany, Liechtenstein and Switzerland. We also offer our products in other countries through local sales representatives or integrators, either on a commission or other payment basis.  We offer ongoing support services for our customers worldwide through our facilities in Israel, the United States, the United Kingdom and Germany.

          Sales of our revenue assurance solutions are made predominantly to large service providers and involve lengthy evaluation processes before the customers issue purchase orders.  Because the purchase of our products is a relatively significant capital expenditure, prospective customers generally commit substantial resources to an evaluation of our solutions and require us to expend significant time, effort and money educating them about the value of our solutions.  This sales cycle for our revenue assurance solutions is an average of between six and 18 months. Our primary marketing activities include raising awareness among existing and potential customers of the benefits provided by the features of our products.  To accomplish these tasks, we use local sales representatives and sales and various marketing efforts.  We participate in exhibitions and industry trade shows.
          We have sold our solutions to miscellaneous worldwide customers, including the following:

Belgacom

BellSouth group	MCI

Cable & Wireless Group	MM02

Cellcom	Portugal Telecom

Embratel	Qwest

Hutchison H3G	Swisscom

Kievstar	Telefonica Group

Vodafone Sweden

          In 2003, our top ten customers accounted for 75.1% of our revenues, with sales to one customer in the Europe region accounting for 13.9% of our revenues and sales to one customer in Latin and North America accounting for 11.4% of our revenues.  In 2002, our top ten customers accounted for 68.8% of our revenues, with sales to one customer in the Asian Pacific region accounting for 27.0% of our revenues and sales to one customer in Latin America accounting for 10.8% of our revenues.

          The following table shows a breakdown of our sales of telecommunication products by geographical region during 2001, 2002 and 2003 (in thousands):

	Year ended December 31

	2001	2002	2003

Israel	$2,787	$997	$1,095
Asia Pacific	22,692	21,110	2,234
North America	1,032	634	1,877
Europe	10,317	10,668	14,549
Africa	456	2,100	1,369
South America	23,667	16,917	7,733

Total Revenues	$60,951	$52,426	$28,857

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

          We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development and manufacturing departments.  Our primary manufacturing and research and development facilities have received certification to Quality Standard ISO 9001:2000.  ISO 9001:2000 is an international standard of quality assurance for companies involved in the design, development, manufacturing, installation and servicing of products or services.  This standard is set by the International Organization for Standardization (ISO), an international federation of national standards bodies.  To be recommended for ISO 9001:2000 certification, a company must be audited by an ISO-accredited auditing company and must meet or surpass the ISO standards.  We believe that our customers value the process, control and traceability that are required to achieve ISO 9001:2000 certification.

Research and Development

          In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs.  As of April 1, 2004, 64 of our employees were engaged primarily in research and development activities, including customization and testing.  We expect that we will continue to commit substantial resources to research and development in the future.

          As a recipient of grants from the Office of the Chief Scientist, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption.  Know-how from the research and development which is used to produce these products may not be transferred to third parties without the approval of the Office of the Chief Scientist.  Approval is not required for the export of any products resulting from the research and development based on these grants.  For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, see “Item 5C - Research and Development, Patents and Licenses – Grants from the Office of the Chief Scientist.”

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

          We also face competition from our customers and new vendors, and we expect this trend to continue in the future.  Some of our customers are developing their own solutions internally or through strategic alliances.

          Our competitors in the fraud prevention market are HP, Neural Technologies, Agilent/Cerebrus, Alcatel, Mantas (merged with Sotas), Lightbridge and Subex.  Our competitors in the quality-of-service solutions market include Agilent, Radcom and Mantas (formerly Sotas).  Our competitors in the sale of billing assistance solutions include Azure, ConnexN, Cerebrus, Elron Telesoft and Vibrant.

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

CashView,  FraudView, HawkEye, IC-Guard,  I-Probe, NeTrace, NGN FraudView, ProfEdge, PreView, QualiMobile, QualiVOIP, Quali.Net, QualiView, QualiWeb, SigView, X-ellence, ValueRoute, BillGuard, FllowGuard, ServeGuard and X-pertView are among the trademarks of ECtel.

Government Regulations

          We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs.  We also receive tax benefits under Israeli law for capital investments that are designated as approved enterprises.  Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us.

          Demand for products by service providers is affected by various types of laws and regulations in the areas of use of communications customer records, network service standards, billing for use of interconnected networks, certification of and charges paid by VoIP service providers and opening markets to competition.  For more information regarding the Office of the Chief Scientist and tax benefits for approved enterprises, see “Item 5C – Research and Development, Patents and Licenses – Grants from the Office of the Chief Scientist” and “Item 10E – Taxation – Israeli Taxation – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959,” respectively.

          C. Organizational Structure

          Prior to May 10, 2004, ECI held of record 10,490,325, or approximately 57.9%, of our outstanding ordinary shares. On May 10, 2004 ECI distributed 7,600,000 ordinary shares to its shareholders. As a result, ECI holds 2,890,325, or 16.0%, of our outstanding ordinary shares.  ECI is a provider of integrated network solutions which designs, develops, manufactures and markets digital telecommunications and data transmission systems, enabling network operators to deliver cost-effective services.

          We own all the outstanding shares of:

•	ECtel Inc., a Maryland corporation;

•	ECtel (2000) U.K. Ltd., a U.K. company; and

•	ECtel BV, a Dutch company which, in turn, holds all of the shares of ECtel GmbH, a German company.

          D. Property, Plants and Equipment

          Our main office, research and development and production facilities are located in Petah Tikva, Israel and occupy approximately 74,950 square feet. The term of the lease is through February 19, 2005, with a renewal option of three years.

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

Item 5. Operating and Financial Review and Prospects

          A. Operating Results

          You should read this discussion in conjunction with the consolidated financial statements and the other financial information appearing elsewhere in this annual report.

          On March 31, 2004, we sold our government surveillance business to Verint Systems.  Accordingly, our statements of operations, including those of prior periods, reflect the results of operations of this business in the line item called “income (loss) from discontinued operations.” All data in this Annual Report derived from statements from our statements of operations, unless otherwise specified, exclude our government surveillance business.

          Overview

          We develop and market revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks.  Our solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by:

•	detecting and preventing fraud;

•	supporting billing assurance, including billing mediation functions of interconnection arrangements; and

•	monitoring the quality of service over their networks.

          Our business deteriorated in the first quarter of 2003, in which we experienced a sharp decline in revenues and recorded a net loss.  Until then, we had maintained strong revenues and remained profitable despite the slowdown in the worldwide telecommunications industry, which resulted in decreases and delays in the procurement and deployment of new telecommunications equipment.  We believe that the war in Iraq, including the lead-up thereto, contributed to the hesitancy of customers to commit to large technology investments.  Our sales continued to decline in 2003 and into 2004.   During this period, we also experienced intensifying competition, causing us to lose potential contracts due to aggressive pricing on the part of some of our competitors.  This reduction in revenues and prices resulted in worsening gross margins and increasing net losses.  In response to this decline in revenues, we implemented cost-cutting measures in the second quarter of 2003, such as a reduction in workforce and salaries.

          During much of 2003, we were engaged in negotiations with Verint Systems, to whom we sold our government surveillance business on March 31, 2004.  This complex, protracted transaction diverted management attention and distracted our employees, further harming our operations.  Moreover, we believe that rumors of a pending transaction with Verint System caused potential customers to award contracts to our competitors.  Finally, in the past seven months, our chief executive officer and six vice presidents resigned, either in connection with the transaction with Verint Systems or for their own personal or professional reasons.  This has further harmed our business and results of operations.

          The sale of our government surveillance business will enable us to focus on our telecom business.  With sale proceeds of approximately $35 million, the transaction with Verint Systems also left us in a strong cash position.  At March 31, 2004, we had cash and cash equivalents, short-term deposits and long-term investments of approximately $61.8 million.

          In mid-February 2004, Eitan Naor assumed the position of president and chief executive officer.  Mr. Naor worked for Amdocs Ltd. (NYSE: DOX) for the past four and a half years, most recently as Division President, OSS & Order Management Systems.  With deep experience in and knowledge of the telecom market, Mr. Naor is assembling a new management team and leading our efforts in formulating a comprehensive recovery plan aimed at rebuilding our core telecom business and increasing our customer focus.  The plan will include measures both to improve our telecom business and to further reduce our cost structure.  We expect to commence implementation of the recovery plan in the third quarter of 2004.

Results of Operations

          The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,

	2001	2002	2003

Revenues	100.0%	100.0%	100.0%
Cost of revenues	39.5	42.7	60.5

Gross profit	60.5	57.3	39.5
Research and development costs, net	14.0	17.4	34.9
Selling and marketing expenses	20.0	26.1	49.6
General and administrative expenses	11.5	17.0	58.8
In process research and development	1.5	—	—
Goodwill impairment	—	—	20.9

Total operating expenses	47.0	60.5	164.2

Operating income (loss)	13.5	(3.2)	(124.7)
Financial income, net	(1.3)	(0.5)	(0.7)
Other income (expenses), net	(* )	(* )	(*	)

Income (loss) from continuing operations before taxes on income	14.8	(2.7)	(124.0)
Taxes on income (tax benefit)	(0.1)	(* )	0.1

Cumulative effect of change in accounting principles	(* )	—	—

Net income (loss) from continuing operations	14.9	(2.7)	(124.1)

Net income (loss) from discontinued operations	4.7	35.7	(16.9)

Net income (loss)	19.6%	33%	(141.0	) %

(*) Represent a percentage less than 0.1%.

Comparison of 2001, 2002 and 2003

          Revenues

          Revenues consist primarily of the sale to telecommunications service providers of our hardware and software solutions, as well as third parties’ hardware and software. A small portion of our revenues comes from fees for maintenance and other services.

          2003 vs. 2002

          Total revenues decreased 45% from $52.4 million in 2002 to $28.9 million in 2003 due mainly to the general slowdown in the telecommunications market, exacerbated by the war in Iraq, which contributed to the hesitancy of customers to commit to large technology investments, and intensifying competition. Our revenues were also adversely affected by the extended negotiations with Verint Systems, reorganization activities and management transition.

          2002 vs. 2001

          Total revenues decreased 14.0% from $61.0 million in 2001 to $52.4 million in 2002. This decrease was primarily due to the continuing general deterioration in the global telecommunications market.

          The following is the breakdown of our revenues by geographical distribution and as a percentage of total revenues for the years indicated (continuing operations only):

($in millions)	2001		2002		2003

Israel	2.8	4.6%	1.0	1.9%	$1.1	3.8%
Asia Pacific	22.7	37.2%	21.1	40.3%	2.2	7.8%
North America	1.0	1.7%	0.6	1.2%	1.9	6.5%
Europe	10.3	16.9%	10.7	20.3%	14.6	50.4%
Africa	0.5	0.8%	2.1	4.0%	1.4	4.7%
South America	23.7	38.8%	16.9	32.3%	7.7	26.8%

Total Revenues	$61.0	100.0%	$52.4	100.0%	$28.9	100.0%

          The increase in revenues from sales to customers located in North America and Europe from 2002 to 2003 resulted mainly from our enhanced marketing efforts in these regions.  The decrease in revenues in 2003 from sales to customers located in Asia Pacific resulted mainly from the decrease in the scope of purchasing by one of our largest customers, which is located in this region.

          Cost of Revenues

          Cost of revenues consists primarily of the cost of materials, employee compensation expenses, payments to sub-contractors and outsourcing, payments to consultants, depreciation related to the manufacturing, allocated overhead, installation and support of our products and royalties to the Office of the Chief Scientist in Israel.

          2003 vs. 2002

          Gross profit decreased 62.1% from $30.1 million in 2002 to $11.4 million in 2003.  Gross profit margin decreased from 57.3% in 2002 to 39.5% in 2003.  This decrease derives primarily from the following reasons:

(1) Our cost of revenues is combined of both fixed and variable costs. Our low volume of revenues in 2003 compared to 2002 and similar level of fixed costs reduced gross margins significantly.

(2) The industry-wide price erosion resulting from an enhanced competitive environment and global economic conditions.

          2002 vs. 2001

          Gross profit decreased 18.5% from $36.9 million in 2001 to $30.1 million in 2002.  Gross profit margin decreased from 60.5% in 2001 to 57.3% in 2002.  This decrease was primarily due to the the industry-wide price erosion resulting from an enhanced competitive environment and global economic conditions.

Operating Expenses

($in millions)	Year ended December 31,			% Change	% Change

	2001	2002	2003	2002 vs. 2001	2003 vs. 2002

Research and development costs, net	8.5	9.1	10.1	7.2	10.1
Selling and marketing expenses	12.2	13.7	14.3	12.2	4.5
General and administrative expenses	7.0	8.9	17.0	27.5	90.7
In process research and development	0.9	—	—	N/A	N/A
Goodwill impairment	—	—	6.0	N/A	N/A
Total operating expenses	28.6	31.7	47.4	10.8	49.2

          Research and Development Costs, Net

          Research and development costs consist primarily of employee compensation expenses, payments to sub-contractors and consultants and allocated overhead, costs of materials and software and amortization of purchased technologies associated with our research and development activities. Grants received from the Office of the Chief Scientist in Israel are deducted from gross research and development expenses to determine net research and development expenses.

          2003 vs. 2002

          Gross research and development costs increased 8.8% from $10.0 million in 2002 to $10.9 million in 2003. This increase was primarily due to an increase in materials and subcontracting expenses in 2003 as well as an increase in purchased technology amortization partially offset by a decrease in labor expenses due to the cost-cutting measures that we took in the second quarter of 2003. Research and development grants from the Office of the Chief Scientist decreased 5.3% from approximately $900,000 in 2002 to $842,000 in 2003.

          2002 vs. 2001

          Gross research and development costs increased 1.4% from $9.9 million in 2001 to $10.0 million in 2002.   This increase was primarily due to an increase in labor expenses, partially offset by a decrease in materials expenses in 2002 and because of the consolidation of NetEye’s results of operations with ours for the full year of 2002, compared with only the fourth quarter of 2001. Research and development grants from the Office of the Chief Scientist decreased 34.9% from $1.4 million in 2001 to $900,000 in 2002.

          Selling and Marketing Expenses

          Selling and marketing expenses consist primarily of employee compensation expenses, payments to consultants, agents’ commissions and costs associated with advertising, exhibitions, market research, industry trade shows, travel and allocated overheads.

          2003 vs. 2002

          The increase was due primarily to the continuing expansion of our worldwide sales and marketing organization, and an increase in the rates of agent commissions.  Sales and marketing expenses increased as a percentage of revenues from 26.1% in 2002 to 49.5% in 2003.

          2002 vs. 2001

          The increase was due primarily to the expansion of our worldwide sales and marketing organization, and an increase in marketing activities.    Sales and marketing expenses increased as a percentage of revenues from 20.0% in 2001 to 26.1% in 2002.

          General and Administrative Expenses

          General and administrative expenses consist primarily of employee compensation expenses, professional fees, including legal and accounting fees, recruiting costs, allocated overheads and the provision for doubtful debt.  General and administrative expenses in 2003 and 2002 increased primarily due to an increase in expenses for doubtful debts from $5.5 million in 2002 to $13.2 million in 2003 due to a deterioration in the financial condition of some of our customers and our best estimation of the recoverability of open accounts.  This increase was partially offset by a decrease in various other general and administrative expenses.

          Goodwill impairment

          On October 1, 2001, we acquired all of the outstanding shares of Telrad Hawk Net-I Ltd., or Net-I.  As a result of the purchase of Net-I, goodwill in the amount of $16.3 million was created as at the date of purchase. Goodwill is subject to SFAS No. 142, which provides that goodwill and other intangible assets with indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  During 2002, a third party expert examined the value of the reporting unit to which the goodwill was attributed.  We concluded then that, in accordance with SFAS No. 142, there was no impairment in the value of the goodwill.

          In June 2003, due to significant reduction in our revenues, goodwill was impaired. We obtained an independent appraisal to assess whether the goodwill carried on our books needed to be written down. We impaired the goodwill by $6.0 million to its fair value in the amount of $10.3 million.

          Please see Note 7 to our consolidated financial statements incorporated by reference in this annual report.

          Operating profit (loss)

          2003 vs. 2002

          Operating loss increased from $1.7 million in 2002 to $36.0 million in 2003. This increase was primarily due to a decrease in revenues, as well as a decrease in gross profit margins, an increase in research and development costs, net, and in general and administrative expenses and the goodwill impairment recorded in 2003.

          2002 vs. 2001

          Operating profit was $8.3 million in 2001 compared to operating loss of $1.7 million in 2002. This change was primarily due to a decrease in revenues, a decrease in gross profit margins in 2002, and an increase in all other operating expenses in 2002.

          Financial income, net

          2003 vs. 2002

          Financial income, net decreased 28.6% from $269,000 in 2002 to $192,000 in 2003.  This decrease was primarily due to the reduction in cash and cash equivalents as well as a reduction in interest rates we received on our cash and cash equivalents and currency revaluations.

          2002 vs. 2001

          Financial income, net decreased 65.3% from $774,000 in 2001 to $269,000 in 2002. This decrease was primarily due to the reduction in interest rates we received on our cash and cash equivalents.

          Taxes on Income (Tax Benefit)

          2003 vs. 2002

          We had tax benefit of $29,000 in 2002, compared to tax expense of $38,000 in 2003, which was primarily in respect of prior years. In 2002 a large portion of our pre-tax income resulted from our Israeli operations, offset by the pre-tax loss from our U.S. operations.  Our effective tax rate in Israel is significantly lower than our effective tax rate in the United States.

          2002 vs. 2001

          Tax benefit decreased from $78,000 in 2001 to $29,000 in 2002.

          Net income (loss) from continuing operations

          Net income from continuing operations was $9.1 million in 2001 compared to net loss of $1.4 million in 2002 and net loss of $35.8 million in 2003.  Net income from continuing operations margin was 14.9% in 2001, Net loss from continuing operations margin increased from 2.7% in 2002 to 124.1% in 2003. These changes were primarily due to the increase in operating loss as described above.

          Net income (loss) from discontinued operations

          Discontinued operations refers to our government surveillance business, which we sold to Verint Systems on March 31, 2004.

          2003 vs. 2002

          Net income from discontinued operations in 2002 was $18.7 million compared to net loss of $4.9 million in 2003.  This change was primarily due to a decrease of 71% in revenues from government surveillance solutions as well as a decrease in gross profit, and an increase in research and development costs, partially offset by a decrease in selling and marketing expenses.

          2002 vs. 2001

          Net income from discontinued operations increased from $2.9 million in 2001 to $18.7 million in 2002.  This increase was primarily due to an increase in revenues from the government surveillance solutions, as well as an increase in gross margin, partially offset by an increase in research and development costs and selling and marketing costs.

          Net income (loss)

          2003 vs. 2002

          Net income was $17.3 million in 2002 compared to net loss of $40.7 million in 2003.  This change derived from the increase in net loss from continuing operations as well as the shift from net income to net loss of our discontinued operations.

          2002 vs. 2001

          Net income increased 45.1% from $11.9 million in 2001 to $17.3 million in 2002.  Net income margin increased from 19.6% in 2001 to 33.0% in 2002.  The increase is due to the increase in net income from discontinued operations, partially offset by the shift from net income to net loss of our continued operations.

Critical Accounting Policies

          The preparation of our financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions.  These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates.  The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the notes to our consolidated financial statements incorporated by reference in this annual report.

          Revenue Recognition

          We have adopted the requirements of SOP 97-2.  Revenue from product sales (which include software) is recognized, in accordance with SOP 97-2, “Software Revenue Recognition”, upon delivery to customers and when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the vendor’s fee is fixed or determinable and (4) collectibility is probable.  We include post contract customer support, or PCS, within the price of the product sale.  This PCS is for a one-year period and includes a standard product warranty and upgrades and enhancements to correct minor bugs or errors in the software.  The cost of providing the PCS is insignificant and the warranty and bug fixes have been infrequent.  Therefore, the PCS revenue is recognized upon delivery of the product in accordance with SOP 97-2.

          In certain cases, when the sale contract includes provisions under which the customer’s acceptance is conditioned upon our compliance with performance guarantees, we recognize revenue when we have demonstrated that the criteria specified in the provisions have been satisfied.

          Revenue is recognized from the initial sale of a new technology product only after the customer has notified us of its acceptance of the product.  Revenue is recognized from subsequent sales are recognized as described above.

          Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales.  Revenues from long-term contracts are recognized under the percentage of completion method using the ratio of actual costs incurred, consisting of labor, materials and overhead, with respect to total expected costs under the contract.  Amounts received from customers in excess of revenues earned under this method are recorded as advance payments from customers.  If we anticipate a loss on a particular contract, the loss is provided for in full in the period when the loss is first anticipated. The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events, including the quantity and timing of product deliveries. Also included are assumptions relative to future labor performance prices and rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. If actual costs are materially different than our assumptions, our estimates of anticipated revenues and operating expenses could adversely change.

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

          When a sale involves multiple elements, we account for the sale according to the provisions of EITF 00-21, “Revenue Arrangements with Multiple Deliverables”. According to EITF 00-21, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair value. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.

          Inventory

          Inventories are stated at the lower of cost or market.  As regards to raw materials (including components), the cost is determined on the moving average basis.  As regards to work in process and finished products: (1) the cost of raw materials and components is determined on the moving average basis and (2) labor costs and the cost of overhead components are determined on the basis of actual manufacturing costs.  We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. If actual market conditions are less favorable than those projected by us or if there is no future demand for part or all of our inventories, we will need to write off the affected inventories. This would result in an increase in our operating expenses. For example, in the first quarter of 2004, we recorded an inventory write off of approximately $950,000, which derives from inventory that became obsolete or that we estimate that we will not be able to sell.

          Allowance for Doubtful Debts

          Our financial statements include an allowance which we believe reflects adequately the loss inherent in receivables for which collection is in doubt.  In determining the fairness of the allowance, we review and consider information at hand about debtors’ financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.  At year end, we used our best estimate to assess the recoverability of open accounts. If there is a major deterioration in a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected.  This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables.

          Goodwill and other intangible assets

          We adopted SFAS No. 142 requirements regarding goodwill and other intangible assets with indefinite useful lives. In 2002 an independent expert examined the value of the reporting unit to which the goodwill was attributed.  We concluded that, in accordance with SFAS No. 142, there was no impairment in the value of the goodwill.

          In June 2003, due to significant reduction in the revenues, goodwill was impaired. We obtained an independent appraisal to assess whether goodwill carried on the books needs to be writen-down.  The independent appraisal used the discounted cash flow approach to measure the fair value of the goodwill.  Under the discounted cash flow approach, the fair value of the goodwill is dependent on the present value of future economic benefits to be derived from the reporting unit to which the goodwill was attributed.  Future net cash flows available for distribution are discounted at a discount rate of 17.7%, which we believe reflects our risk. We impaired the goodwill by $6.0 million to its fair value in the amount of $10.3 million.

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

          We amortize other intangible assets with definite useful lives over their respective estimated useful lives to their estimated residual values, and review for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

          Deferred Taxes

          We account for income taxes under SFAS 109, “Accounting for Income Taxes”.  Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized.  Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not.  At year end we estimated that the deferred taxes can be utilized against the gain on the sale of the government surveillance business. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  We have decided to recognize deferred tax benefits based on our history and our expectation that future taxable earnings will be achieved.  A valuation allowance has been made for certain of our deferred tax assets and those of our subsidiary companies, where we believe that it is more likely than not that a portion of the deferred tax assets will not be realized. We have made a valuation allowance as we are uncertain as to whether carry forward losses will be utilizable in the foreseeable future.

          Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization. If we are not able to realize the full amount of our deferred tax assets, we will be required to write down our tax assets. A write down will result in an increase in our tax expenses.

          Impairment of long-lived assets and assets to be disposed of

          We have investments in tangible and intangible long lived assets. Changes in technology or changes in our intended of these assets may cause the value of these assets to change.

          We account for long-lived assets under the provisions of FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.  See also Note 19 to our consolidated financial statement incorporated by reference in this annual report.

Non-Cash Accounting Charges

          In the second quarter of 2003 we impaired the goodwill by $6.0m to its fair value in the amount of $10.3m as described above under Critical Accounting Policies – Goodwill and other Intangible Assets.

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

          B. Liquidity and Capital Resources

          As of December 31, 2003, we had $28.0 million in cash and cash equivalents, compared to $52.8 million in cash and cash equivalents as of December 31, 2002. As of December 31, 2003, we had $2.0 million in short-term deposits and $6.3 million in long-term marketable securities.

          Net Cash Provided by/Used in Operating Activities.  Net cash used in our operating activities was approximately $14.3 million in 2003. Cash used in operations for 2003 was primarily attributable to net loss of $40.7 million, a decrease in trade payables and other payables and accrued liabilities, and an increase in inventories, offset by a decrease in other receivables and trade receivables.  The decrease in trade receivables was primarily attributable to a decrease in revenues recorded during 2003 and an increase in the net of provision for doubtful debts from $5.8 million in 2002 to $13.1 million in 2003.  From time to time, we sell trade accounts receivable to unaffiliated financial institutions.  At December 31, 2003, we had sold trade account receivables aggregating $2.6 million to these institutions.  Our ability to sell such receivables to the financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time, all of which have become less favorable in the current economic environment.

          In 2002, our operating activities provided cash in the amount of approximately $13.3 million, compared to $1.2 million in 2001.  Cash provided by operations for 2002 was primarily attributable to net income of $17.3 million and an increase in trade payables and other payables and accrued liabilities, and a decrease in inventories, offset by an increase in other receivables and trade receivables.  The increase in trade receivables was primarily attributable to an increase in revenues recorded during 2002 and a longer collection cycle for accounts receivable due to the need to grant credit with longer payment terms to some customers in order to continue to achieve penetration in target markets and in response to weakened general economic conditions in other markets.  When the payment cycle for our receivables lengthens, we use more of our cash reserves to fund our operations. As is typical in both telecommunications and governmental industries, our contracts may provide for payments under a variety of payment schedules.

          Capital Expenditures.  Our capital expenditures were $1.4 million in 2003, $2.0 million in 2002 and $1.8 million in 2001.  Our capital expenditures in each of these periods related primarily to the purchase of testing and computer equipment.  In addition, we invested $870,000 and $250,000 for rights to technology in 2003 and 2002, respectively.

          We invest in capital expenditures pursuant to the requirements applicable to our approved enterprise programs.  At December 31, 2003, in order to comply with current approved programs, $ 643 thousand remain to be invested.  These programs provide us with tax benefits in the future.

          Net Cash Provided by/Used in Financing Activities. Our financing activities provided $169,000 in 2003 and $1.1 million in 2002, primarily due to the issuance of our ordinary shares to employees upon the exercise of share options.  Our financing activities used $326,000 in 2001, primarily due to the repayment of a bank loan in connection with the acquisition of NetEye, offset by the issuance of our ordinary shares to employees upon the exercise of share options.

          Bank Credit.  In September 2002, we executed a negative pledge in favor of an Israeli bank, in which we undertook not to perform the following without the bank’s prior written consent:

•	mortgage, or undertake to mortgage, in any manner or form, any of our assets; or

•	sell assets (other than in the ordinary course of business) the value of which exceed $1 million in the aggregate.

This bank supplies us with various credit facilities, such as bank guarantees to our customers to guarantee our contractual obligations to such customers. As of December 31, 2003, the amount of the said bank guarantees totaled approximately $2.4 million.

          In addition, from time to time other banks make credit available to us in the form of bonds to secure our obligations to our customers or in connection with hedging transactions.

          We believe our cash and cash equivalents reserve will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.  However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the year.

Impact of Related Party Transactions

          We have entered into several agreements with ECI.  Of these agreements, only the agreement for the supply of certain components by ECI is material to our operations.  The pricing of the transactions was arrived at based on arm’s-length negotiations between the parties.  We reviewed the pricing of the agreements and believed that they were not less favorable to us than could have been obtained from unaffiliated third parties.  Please see “Item 7 – Major Shareholders and Related Party Transactions” for information on our relationship with ECI.

Corporate Tax Rate

          Israeli companies are generally subject to income tax at the rate of 36% and to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003.  However, our manufacturing facilities in Petah Tikva have been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959.  Consequently, these facilities are eligible for tax benefits.  We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities.  Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2012 to a reduced tax rate of a maximum of 25%.  The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital.  In 2003, our effective income tax rate was 0.1%.  See “Item 10E – Taxation” below and Note 12 to our consolidated financial statements incorporated by reference in this annual report for more information on our income taxes.

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

          Most of our sales are denominated in dollars or are dollar linked.  However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar.  A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours which consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar.  Such a devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses.

          The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

1998	8.6	17.6	(9.0)
1999	1.3	(0.2)	1.5
2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.8)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7

          Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements. We believe that inflation in Israel and exchange rate fluctuations between the NIS and the dollar have not had a material effect on our results of operations.

Market Risk

          For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

          C. Research and Development, Patents and Licenses

          In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs.  As of December 31, 2003, 125 of our employees were engaged primarily in research and development activities, including customization and testing. As of April 1, 2004, following the sale of our government surveillance business to Verint Systems, 64 of our employees were engaged in these activities. We expect that we will continue to commit substantial resources to research and development in the future.

Grants from the Office of the Chief Scientist

          From time to time we receive grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel.  We recorded grant participations from the Office of the Chief Scientist totaling $1.4 million in 2001, $889,000 in 2002, and $842,000 in 2003.  Pursuant to the terms of these grants we are obligated to pay royalties of 3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2003, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $2.4 million.

          This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

          Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

          In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, or up to 150% thereof in the case of some of our earliest programs.

          The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted.  For example, the increased royalty rate and repayment amount will be required in such cases.

          The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee.  Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

          The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law.  In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

          The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

          D. Trend Information

          The deterioration of the global economy in general and economic uncertainty in the telecommunications market in particular has resulted in a decline of capital investment by telecommunications service providers since late 2000.  Several major as well as many new and small service providers have failed.  In addition, other service providers have been reducing or delaying expenditures on new equipment and applications.  The attacks of September 11, 2001 caused a further decline in the global economy.  As a result, many companies, including current and potential customers of ours, have postponed or decreased further capital investment.  This decline in capital expenditures has already reduced our sales and has resulted in pressure on the prices we charge for our products.  The slow-down in telecommunications-related spending continued in 2003.

          New technologies, such as VoIP, are facilitating the use of cheaper communications media by some telecom service providers.  Such service providers may be less inclined to invest in high-end solutions like ours. Moreover, since these technologies enable the service providers to offer relatively low calling rates to subscribers, this may reduce the incentive to commit telecom fraud and thereby reduce the demand for anti-fraud solutions like ours. This trend may harm our revenues and results of operations.

          E. Off-Balance Sheet Arrangements

          We have no off-balance sheet arrangements.

          F. Tabular Disclosure of Contractual Obligations

          The following table sets forth, as of December 31, 2003, our known contractual obligations by type of obligation and for the periods indicated:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations (vehicles and facilities)	$6,352	$2,604	$3,483	$265	-
Purchase obligations (vendors of equipment and services)	615	615	-	-	-
Total	$6,967	3,219	$3,483	$265	-

As to our royalty obligations and outstanding guarantees as at December 31, 2003, see Note 10 to our consolidated financial statements incorporated by reference in this annual report.

Item 6. Directors, Senior Management and Employees.

          A. Directors and Senior Management

          The following table sets forth information with respect to our directors and senior managers:

Name	Age	Position

Eitan Naor	41	President, Chief Executive Officer and Director

Avi Goldstein	39	Senior Vice President and Chief Financial Officer

Bruno Escojido	38	Senior Vice President, Worldwide Sales

Itzik Dvir	38	Vice President, Projects and R&D

Noam Kimmel	44	Vice President, Management Resources

Hadar Solomon	47	Vice President, General Counsel and Corporate Secretary

Harel Beit-On	44	Chairman of the Board of Directors

Gil Epstein (2) (3) (4) (5)	39	Director

Giora Bitan (1) (4) (5)	50	Director

(1) Member of the compensation committee
(2) Member of the audit committee
(3) Member of the credit committee
(4) Member of the executive committee
(5) Member of the investment committee

          Eitan Naor has served as our President and Chief Executive Officer since February 2004 and as a director since June 2004. Prior thereto, he worked at Amdocs Limited, where he served as Division President, OSS & Order Management Systems, from 2002 to 2004 and as Vice President, Customer Care and Billing from 1999 to 2002. From 1996 to 1999, Mr. Naor served as Vice President, Oracle Applications at Oracle Israel and from 1993 to 1996 he served as Head of Professional Services at Hewlett Packard Israel. Mr. Naor holds a B.A. degree in Economics from the Tel-Aviv University and an M.B.A. in Strategic Management from the Hebrew University in Jerusalem.

          Avi Goldstein has served as our Senior Vice President and Chief Financial Officer since September 2001.  From 1992 to September 2001, Mr. Goldstein served as our Vice President and Chief Financial Officer.  Mr. Goldstein holds a B.A. in Economics and Foreign Relations and an M.A. in Economics and Business Administration from the Hebrew University in Jerusalem.

          Bruno Escojido has served as our Senior Vice President of Worldwide Sales since May 2004. From 2001 to April 2004, he led the worldwide sales team of the Order Management System Division of Amdocs.  Prior thereto, he served as Vice President of Sales at PowerDsine from 1999 to 2001 and led the sales team in Europe and Asia for the Access Division of ECI from 1995 to 1999. Mr. Escojido holds a B.Sc. in Electronic Engineering from the Jerusalem College of Technology.

          Yitzik Dvir has served as our Vice President of Projects and R&D since October 2003.  From 1999 to September 2003, Mr. Dvir served as our Director of Customer Projects.  Prior to joining ECtel, Mr. Dvir served as Technical Director in RAD WIN from 1998 to 1999 and as Manager of Projects Group in ECI from 1993 to 1996. He holds a B.Sc. in Electronic Engineering from Tel Aviv University.

          Noam Kimmel has served as our Vice-President, Management Resources since October 2002.  Mr. Kimmel is a veteran of the Israeli Defense Forces, where he served in various positions relating to human and management resources from 1978 to 2002.  His last position was head of the human resource division of the Intelligence Corp. Mr. Kimmel retired from the IDF as a colonel in 2002.  Mr. Kimmel holds a B.Sc. in Mathematics and Computer Science from Tel-Aviv University and an M.B.A. from Beer Sheva University.

          Hadar Solomon joined us in March 2003 and has served as Vice President and General Counsel since May 2003.  From February 2002 until March 2003, he was Managing Director of Lumenis Luxembourg Sarl, Schaffhausen Branch.  Prior to that, Mr. Solomon served as Executive Vice President, General Counsel and Corporate Secretary of Lumenis Ltd. and as Vice President, Corporate Affairs, General Counsel and Secretary of Laser Industries Ltd. since May 1988.  Mr. Solomon is a Graduate of the Faculty of Law of the Hebrew University of Jerusalem and is a member of the Israeli Bar.

          Harel Beit-On has served as Chairman of our Board of Directors since June 21, 2004. Mr. Beit-On has served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. since December 2001 and as a Director since 1999. From 1996 until February 2004 Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 until October 2002. From 1994 to 1996, Mr. Beit-On served as Chief Operating Officer of Tecnomatix. Between 1991 and 1994, Mr. Beit-On served as Executive Vice President of Sales and Engineering of Tecnomatix. From 1988 to 1991, Mr. Beit-On served as President of Tecnomatix’s United States Sales and Support subsidiary. From 1985 to 1988, Mr. Beit-On served in various marketing positions with Tecnomatix. Mr. Beit-On holds a B.A. degree in Economics from the Hebrew University and an M.B.A. degree from MIT.

          Gil Epstein has served as one of our directors since June 2000.  Prof. Epstein has been a member of the Department of Economics at Bar-Ilan University since 1996 and is currently Vice-Chairman of the Department.   Prior to that, he was a visiting lecturer at the University of Pennsylvania (Department of Economics).  Prior to that, Prof. Epstein was a lecturer in the Department of Economics and Department of Statistics at the Hebrew University in Jerusalem.  Prof. Epstein holds a B.A., M.A. and Ph.D. in Economics and Statistics from the Hebrew University of Jerusalem.

          Giora Bitan has served as one of our directors since October 2002.  Mr. Bitan has served as Executive Vice President and Chief Financial Officer of ECI since joining ECI in August 1, 2002.  From 1997 to 2002, Mr. Bitan was a general partner at Giza Venture Capital, where he focused on investments in the communications and software sectors.  From 1982 until 1996, he served in senior management positions in Scitex Corporation Ltd., nine years of which he served as Executive Vice President and CFO.  Mr. Bitan holds an MBA from the University of California at Los Angeles and a BA in Economics and International Relations from the Hebrew University in Jerusalem.

          There are no family relationships between any director or senior manager.

          B. Compensation

          The aggregate direct remuneration paid to all persons as a group (12 persons) who served in the capacity of director or executive officer during 2003 was approximately $2.6 million, including $145,000 set aside or accrued for pension, retirement  or similar benefits.  This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors, and our other directors do not receive any fees except as described below.

           In 2003, each of our outside directors received an annual payment of approximately $45,000.

           Our board of directors granted options to executive officers to purchase an aggregate of 120,000 ordinary shares, at an exercise price of $4.67 per share, during 2003.  The exercise price was equal to the fair market value of our ordinary shares on the date of grant.  These options vest over three years in twelve equal quarterly installments, commencing on various dates from March 2003 to May 2003, unless terminated sooner in accordance with their terms.

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

          Our directors are elected at annual meetings of our shareholders. Except for outside directors, our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting.  Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders.  Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders.

          There are no arrangements or understandings between us and any of our directors for benefits upon termination of service, except that the vesting date of the options held by directors may accelerate upon termination in certain circumstances.

          Upon the distribution by ECI of 7,600,000 of our ordinary shares to its shareholders in May 2004, three of our four directors who had been nominated by ECI resigned from our board of directors.  We are currently in the process of searching for appropriate directors to replace them.

Audit Committee

          Nasdaq Requirements

          Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of Nasdaq applicable to listed companies.  Pursuant to the current listing requirements of the Nasdaq National Market, as a foreign private issuer which was already public in December 1999, we are required to have at least two independent directors on our board of directors and to establish an audit committee, a majority of whose members must be independent.  Gil Epstein is an independent director and, since our second independent director has resigned from our board of directors, we plan to propose a new independent director for election at our next shareholder meeting.

          We have adopted an audit committee charter, which sets forth the powers and responsibilities of our audit committee.  Our audit committee assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors.  Our audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

           Our board of directors has resolved to authorize our audit committee to serve as our qualified legal compliance committee. As such, our audit committee will be responsible for investigating reports, made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

          Companies Law Requirements

          Under the Companies Law, the board of directors of a public company is required to appoint an audit committee, which must be comprised of at least three directors and include all of the outside directors, but may not include:

•	the chairman of the board of directors;

•	any controlling shareholder or any relative of a controlling shareholder; and

•	any director employed by the company or providing services to the company on a regular basis.

          The duty of the audit committee is to identify flaws in the management of the company’ s business, including in consultation with the internal auditor and the company’s independent accountants, and to recommend remedial action.  In addition, the approval of the audit committee is required under the Companies Law to effect certain related-party transactions.

Outside Directors

          Under the Companies Law, public companies are required to have two outside directors. Gil Epstein is   an outside director and, since our second outside director has resigned from our board of directors, we plan to propose a new outside director for election at our next shareholder meeting.

          The Companies Law provides that a person may not be appointed as an outside director of a company if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an outside director, or had, during the two years preceding that date any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

          The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

          No person can serve as an outside director if the person’s position or other business creates, or may create conflict of interests with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

          Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

•	the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an outside director is three years and may be extended for an additional three years.  Outside directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors is required to include at least one outside director, except for the audit committee, which is required to include all outside directors.

Other Committees

          Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members.  In addition to our audit committee, which is described above, our board of directors has also appointed a compensation committee, which administers our share option plan and determines the salaries of our executive officers, and a credit committee, which sets policies with respect to granting credit to customers.  In addition, our board of directors has appointed an executive committee to act and meet between meetings of the board of directors, and has empowered the executive committee with all the powers and authorities of the board, other than those which cannot be delegated to a committee pursuant to the Companies Law. The board of directors has also established an investment committee to review and approve our investment policy.

Internal Auditor

          Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure.  The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, nor a member or representative of our independent accounting firm.  The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager.

          Mr. Meir Schweitzer serves as our internal auditor, as well as the internal auditor of ECI.

          D. Employees

          Number.  The following table describes the number of our employees as of April 1, 2004 and December 31 of each of the years indicated:

Approximate numbers of employees by geographic location:	April 1, 2004	2003	2002	2001

Israel	150	217	251	231

United States	24	43	47	55

Europe and elsewhere	15	21	22	16

Total workforce	189	281	320	302

Approximate numbers of employees by category of activity:

Management and administration	21	21	23	22

Research and development + Testing + Customization	64	117	133	126

Operations	16	23	25	43

Sales and marketing	40	58	68	62

Other (project managers, field engineering, customer support, etc.)	48	62	71	49

Total workforce	189	281	320	302

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

          Labor Laws; Pension Funds.  Israeli labor laws and regulations apply to all of our employees in Israel.  The laws principally concern matters such as paid vacation, paid sick days, length of the workday, payment for overtime and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances.  The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below.  The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 8.3% of wages.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration.  Since January 1, 1995, these amounts also include payments for health insurance.  The payments to the National Insurance Institute amount to approximately 14.5% of wages, of which the employee contributes 66% and the employer contributes 34%.

          Our general practice is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund.  Each employee who agrees to participate in the Managers’ Insurance plan contributes 5% of his or her base salary and we contribute 13.3%.  Each employee who agrees to participate in the Pension Fund contributes 5.5% of his or her base salary and we contribute 14.3%.  Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund.  Each employee who agrees to participate in the Advanced Studies fund contributes 2.5% of his or her base salary and we contribute 7.5%.

          Labor Unions.  We are a member of the Industrialists Association in Israel, an employers’ union.  As a result of this membership, a number of collective bargaining agreements apply to us.  These agreements principally concern cost-of-living wage increases, paid vacation and holidays, length of the workday, wage tariffs, termination, severance payments and other conditions of employment.  We provide our employees with benefits and working conditions that are at least as favorable as the conditions specified in the collective bargaining agreements.

          E. Share Ownership

Security Ownership of Our Directors and Executive Officers

          As of May 31, 2004, none of our directors or executive officers beneficially owns shares, including options to acquire our ordinary shares that are vested or vest within 60 days, which represent more than 1% of our outstanding ordinary shares.  As of May 31, 2004, our officers and directors as a group held 20,109 of our ordinary shares and options to purchase additional 690,400 of our ordinary shares. The following table sets forth detailed information about the granted options, for the periods indicated:

Grant date	1999	2000	2001	2001	2002	2003	2004	Total

Exercise price	$4.66	$15.75	$8.82	$11.55	$7.90	$4.67	$3.14

Granted amount	18,100	13,000	36,000	45,000	66,000	40,000	480,000	698,100

Vested options	12,067	13,000	36,000	43,333	22,000	16,667	-	143,067

Non-vested options	-	-	-	-	44,000	23,333	480,000	547,333

Options which were exercised	6,033	-	-	-	-	-	-	6,033

All these options expire ten years after the date of grant unless terminated sooner in accordance with their terms.

Options to Purchase Our Ordinary Shares

          In 1998, our board of directors adopted a share option plan for our employees.  In 1999, our board of directors adopted a share option plan for our non-employee directors.  Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors.

          In 2003, our board of directors adopted the “ECtel Ltd. 2003 Share Option Plan” for our officers, directors and consultants who are Israeli residents.  Pursuant to the Israeli tax reform (described below under Item 10E – “Taxation-Israeli Taxation”), our board of directors resolved to elect the “capital gains route.” Accordingly, subject to the fulfillment of certain conditions, gains realized by Israeli residents from the sale of shares issued upon exercise of options will be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 50%).  Also in 2003, our board of directors adopted the “ECtel Ltd. U.S. Employee Stock Option Plan” for residents of the United States to enable eligible grantees to benefit from favorable U.S. federal income tax treatment of options that qualify as incentive stock options.  These plans were approved by our shareholders and have initial pools of 200,000 shares and 50,000 ordinary shares, respectively.  Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors.

          As of May 31, 2004, options to purchase a total of 3,040,352  of our ordinary shares were outstanding.  As of May 31, 2004, options to purchase an aggregate of 1,174,646 ordinary shares granted under the plans have been exercised.  During 2003, our board of directors granted options to our employees, including executive officers, to purchase an aggregate of 120,000 ordinary shares.  The exercise price was equal to the fair market value of our ordinary shares on the date of grant.  These options vest over three years in twelve equal quarterly installments, commencing on various dates from March 2003 to May 2003, unless terminated sooner in accordance with their terms.

Item 7. Major Shareholders and Related Party Transactions

          A. Major Shareholders

          The following table shows the number of our ordinary shares beneficially owned by the only shareholders known to us as of June 24, 2004, to beneficially own more than 5% of our outstanding ordinary shares.  As of that date, 18,112,146  of our ordinary shares were issued and outstanding.  In accordance with the rules of the Securities and Exchange Commission, the number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days, but excludes the shares underlying options or warrants held by any other person.

	Shares Beneficially Owned

Name	Number	Percentage

Koor Industries Ltd. (1)	3,937,452	20.3%
ECI Telecom Ltd. (2)	2,890,325	16.0%
FMR Corp. (3)	2,519,066	13.9%
Royce & Associates, LLC (4)	1,500,200	8.3%
Clal Electronics Industries Ltd.	1,067,556	5.9%

(1) Includes 369,035 ordinary shares and currently exercisable warrants to purchase 1,000,000 ordinary shares at an exercise price of $24 per share and 250,000 ordinary shares at an exercise price of $28 per share, held by Telrad Networks Ltd., which is a subsidiary of Koor Industries Ltd.  Also includes 2,318,417 ordinary shares held by M.A.G.M. Chemistry Holdings Ltd., which is a subsidiary of Koor Industries Ltd.  M.A.G.M. is a shareholder of ECI and acquired its ECtel shares in ECI’s share distribution in May 2004. Koor Industries Ltd. is an Israeli corporation whose ordinary shares are traded on the Tel Aviv Stock Exchange and whose ADRs (American depositary shares) are traded on the New York Stock Exchange.

(2) These shares have been pledged to banks by ECI to secure indebtedness under a credit facility agreement.  Mr. Bitan, who serves as our director and also as an officer of ECI, may be deemed to beneficially own the shares held by ECI by virtue of his position with ECI.  However, he disclaims beneficial ownership of these shares.  We were initially a wholly owned subsidiary of ECI. After the completion of our initial public offering in October 1999, ECI owned approximately 74% of our ordinary shares. In March 2002, ECI sold 1,572,175 ordinary shares to institutional investors in a private placement, which reduced its interest in us to approximately 59%.  In May 2004, ECI distributed 7,600,000 ordinary shares to its shareholders, of which approximately 550,000 shares, which were withheld by ECI pursuant to Israeli tax law, were placed in an irrevocable trust with instructions to sell on the Nasdaq Stock Market to reimburse the tax payable by ECI to the Israeli government, subject to the terms of the trust and applicable securities laws.   The trust is the record owner of the withheld shares, and ECI is the sole beneficiary with respect to the proceeds of the sale of shares held by the trust. ECI does not have any voting rights with respect to the shares held in the trust.

(3) Based upon a Schedule 13D filed with the SEC in February 2004 and subsequent information provided to us.  FMR Corp. owns Fidelity Management & Research Company, a registered investment adviser that manages various registered investment companies that own some of our shares.  One such investment company is a shareholder of ECI and acquired ECtel shares in ECI’s share distribution in May 2004.  FMR Corp. also owns Fidelity Management Trust Company, a bank that owns some of our shares.  Edward C. Johnson 3d and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(4) Based upon a Schedule 13D filed with the SEC in February 2004, containing information as of December 31, 2003.

(5) Clal Electronics Industries Ltd. (“Clal”) is a wholly owned subsidiary of Clal Industries & Investments Ltd. (“CII”).  CII is controlled by IDB Development Corporation Ltd. (“IDBD”), which, in turn, is controlled by IDB Holding Corporation (“IDBH”).  Clal is a shareholder of ECI and acquired its ECtel shares in ECI’s share distribution in May 2004.  In addition to Clal’s holdings, based upon reports received by us,  we estimate that various entities within the aforesaid group beneficially own our shares as a result of ECI’s distribution, as follows:  IDBD (7,015 shares); Badal Securities Ltd. (“Badal”), a wholly owned subsidiary of IDBH (7,015 shares); Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”), a majority-owned subsidiary of IDBD (2,926 shares); and PEC Israel Economic Corporation (“PEC”), a wholly owned US subsidiary of Discount Investment Corporation Ltd. (“DIC”), a company controlled by IDBH (1,167 shares).  CII, IDBD, IDBH, Clal Insurance and DIC are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

Based upon reports received by us, since May 19, 2003, IDBH is controlled by a group comprised of:  (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD, CII and DIC) and his sister Shelly Dankner-Bergman (who is a director of IDBH, IDBD, CII and DIC), which holds 31.02% of the equity of and voting power in IDBH;  (ii) Manor Investments – IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, CII and DIC), which holds 10.34% of the equity of and voting power in IDBH; and  (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (whose son, Zvi Livnat, is a director of IDBH, IDBD, CII and DIC), which holds 10.34% of the equity of and voting power in IDBH.  Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.  In addition, Ms. Bergman owns approximately 4.75% of the equity and voting power of IDBH.

Based on the foregoing, IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose:  (i) with IDBD (by reason of its control of CII and Clal), CII and Clal, of the ECtel shares held by Clal; (ii) with Badal, of the ECtel shares held by Badal; (iii) with IDBD, of the ECtel shares held by IDBD; (iv) with IDBD and Clal Insurance, of ECtel shares held by Clal Insurance; and (v) with IDBD, DIC and PEC, of the ECtel shares held by PEC.

Record Holders

          As of June 24, 2004, there were 389 holders of record of our ordinary shares. 320 record holders, holding approximately 12,266,393, or 67.7%, of our outstanding ordinary shares, were located in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

          There is currently no trading market for our ordinary shares outside of the United States.

          B.  Related Party Transactions

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

          In addition, the Registration Rights Agreement provides that in the event that ECI, from time to time, sells ordinary shares in a private transaction which is conditioned upon the grant of registration rights with respect to such shares, then, at ECI’s request, we shall enter into a registration rights agreement.  Such registration rights agreements would require us to register the purchaser’s shares on a “shelf” registration statement and to maintain the effectiveness of the registration statement for two years.  They would also include, among other things, an undertaking by us to indemnify the purchasers for liabilities and expenses that may arise from any material misstatements or omissions in our registration statement.  ECI has agreed to reimburse us for the expenses reasonably incurred by us in effecting such registrations.

          ECI Share Purchase Agreement

          In February 2002, we entered into a Share Purchase Agreement with ECI and several investors under which ECI sold 1,572,175 of our ordinary shares held by ECI to the investors.  We made representations and warranties in the Share Purchase Agreement for the benefit of the investors, which survived for a period of two years following the closing of the transaction. In addition, as contemplated in the Share Purchase Agreement, we entered into a Registration Rights Agreement with ECI and the investors to register the ordinary shares to be purchased pursuant to the Share Purchase Agreement.  We filed a registration statement with the SEC registering those shares, as well as 850,000 shares held by Telrad, which was declared effective in March 2002.  ECI has agreed to bear all the expenses incurred by us in connection with this transaction and the registration of the ordinary shares sold thereunder.  However, we could be held liable to the investors, or purchasers of shares from the investors, if, during the two-year period following the closing, our representations and warranties are found to have been inaccurate or if our registration statement is found to contain a material misstatement or omission.  In addition, the Registration Rights Agreement contains a customary undertaking by us to indemnify the investors for liabilities and expenses that may arise from any material misstatements or omissions in our registration statement.  If ECI agrees to sell additional ordinary shares, we are required to accept substantially the same undertakings with respect to such ordinary shares.  We believe that sales of our ordinary shares into the public market as a result of this transaction increased the public float and liquidity of our shares.

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

Services Arrangements

          The various services arrangements with ECI call for ECI to provide us with the following services:

•	intellectual property management assistance;

•	communications services;

•	Internal audit services;

•	other miscellaneous services, such as Security and limited human resources related services.

          For performance of each service we pay ECI amounts we agreed on, some of which are based on our actual use of ECI’s facilities or estimations of the cost of the services based on the ratio of the total number of our employees to the total number of ECI’s employees in the companies’ facilities in Petah Tikva.

          We believe that if ECI were to terminate any of these  services arrangements, we would be able to obtain the same services from a third party on terms no less favorable than those currently contained in our agreements with ECI.

          We entered into an administrative services arrangement with ECI Telecom GmbH, effective October 1, 2002, for the provision of various administrative services, including the sub-lease of office space and the provision of various bookkeeping services to ECtel GmbH.  The term of this agreement was for an initial period of one year and was automatically renewed for an additional period of one year.

          Supply Agreement

          In February 2004, we executed a new supply agreement with ECI, which replaced an earlier supply agreement entered into in October 1999. Under the terms of the new supply agreement, ECI supplies us with the components (‘modules’) for use in our products.  We agreed on the prices for these modules after intense negotiations with ECI.  ECI may discontinue the production of any module after giving us 12 months’ prior notice, in which case ECI would be obligated to provide us with all necessary information for us to manufacture the modules ourselves and integrate them into our products, as well as to supply us with spare parts for such modules. In addition, under the terms of the supply agreement, ECI has granted us (i) a non-exclusive, non-transferable license to use the software embedded in the modules that are incorporated in our products in the course of our regular business, (ii) the right to develop and change the modules’ software and (iii) the right to sub-license the software to third parties for use solely with our products.  ECtel has undertaken not to sell certain ECI components, other than for use and incorporation into final products of ECtel. Under the Supply Agreement we are allowed to  sell these modules to Verint Systems under similar terms. The supply agreement has an initial period of seven years and may be extended subject to a written agreement of the parties.  Either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party. In addition, ECI has the right to terminate the agreement with us in the event that (i) we shall have new controlling shareholder which is a company that directly competes with ECI with respect to the ECI modules, or (ii) the final product in which the ECI modules are to be used is in direct competition with ECI’s DCME products.

Other Agreements with ECI

          We may, in the ordinary course of business, also enter into certain other leases, sub-leases, operating agreements and other agreements that serve to define various aspects of our relationship that will exist with ECI.  None of these agreements, either alone, or in the aggregate, is expected to materially affect the results of operations of either company.

Acquisition of NetEye from Telrad

          In October 2001 we acquired Telrad Hawk Net-I Ltd., or NetEye, from Telrad Networks Ltd., or Telrad.  Under the terms of our agreement with Telrad, we acquired all of the outstanding shares of NetEye, a wholly-owned subsidiary of Telrad, and Telrad’s shareholder loan to NetEye of approximately $5.5 million in exchange for 850,000 ordinary shares, warrants to purchase 1,000,000 ordinary shares with an exercise price of $24 per share and warrants to purchase 250,000 ordinary shares with an exercise price of $28 per share.

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

          This transaction was a “related party transaction” because Koor Industries Ltd., the sole shareholder of Telrad, held approximately 35% of the outstanding ordinary shares of ECI at the time of the transaction, which in turn owned approximately 73% of our ordinary shares at that time.  Accordingly, as required by the Israeli Companies law, the acquisition was approved by our audit committee, board of directors and a special majority of our shareholders.  In addition, Salomon Smith Barney Inc., our financial advisor in connection with the acquisition, delivered to our board of directors a written opinion as to the fairness to us, from a financial point of view, of the consideration to be paid by us in connection with the acquisition.

          C. Interests of Expert and Counsel

          Not Applicable.

Item 8. Financial Information

          A. Consolidated Statements and Other Financial Information

Financial Statements

          See Item 18.

Legal Proceedings

          We are not party to any material legal proceedings.

Dividend Policy

          We anticipate that we will retain earnings to support operations and to finance the growth and development of our business.  Therefore, we do not expect to pay cash dividends in the foreseeable future.

          We participate in the “alternative benefits program” under the Israeli Law for the Encouragement of Capital Investments, 1959, under which we realize certain tax exemptions.  If we distribute a cash dividend from tax-exempt income, we would have to pay corporate tax at a rate of up to 25% on the amount distributed and to withhold an additional 15% of the amount distributed on behalf of the recipient.  For more information about the “alternative benefits program,” see “—Israeli Taxation—Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

          Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, as of the end of the most recent fiscal period or as accrued over a period of two years, whichever is higher.  Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

          B. Significant Changes

          Except as otherwise disclosed in this annual report, there was no significant change in our financial position since December 31, 2003.  In particular, please see the description of the sale of our government surveillance business to Verint Systems in March 2004, under Item 10C “Additional Information—Material Agreements.”

Item 9. The Offer and Listing

          A.  Offer and Listing Details

          Our ordinary shares have been quoted on the Nasdaq National Market under the symbol “ECTX” since October 26, 1999.  The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the Nasdaq National Market.

	High	Low

Calendar Year:
1999 (October 26 through December 31)	$23.75	$10.38
2000	39.94	10.25
2001	20.35	8.69
2002	20.00	7.00
2003	9.70	4.98

Calendar Quarter:
2002:
First Quarter	20.00	13.00
Second Quarter	15.01	11.13
Third Quarter	11.60	8.28
Fourth Quarter	10.21	7.00

2003:
First Quarter	9.70	7.46
Second Quarter	8.47	4.98
Third Quarter	6.78	5.03
Fourth Quarter	7.41	4.59

Calendar Month:
December 2003	5.18	4.59
January 2004	5.49	4.53
February 2004	5.00	3.93
March 2004	4.24	3.70
April 2004	3.77	3.30
May 2004	3.44	2.45

          B. Plan of Distribution
          Not Applicable.

          C. Markets

          Our ordinary shares are quoted on the Nasdaq National Market under the symbol ECTX.

          D. Selling Shareholders

          Not Applicable.

          E. Dilution

          Not Applicable.

          F. Expenses of the Issue

          Not Applicable.

Item 10. Additional Information

          A.  Share Capital

          Not Applicable.

          B.  Memorandum and Articles of Association

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

          Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument.  Unless otherwise prescribed by law, each shareholder of record will be provided at least 21 calendar days’ prior notice of any general shareholders meeting.

Dividend and Liquidation Rights

          Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher.  Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Dividends that remain unclaimed after seven years will generally be forfeited and returned to the company.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings.  These dividend and liquidation rights may be affected by the grant of preferential dividends or liquidiation rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders’ Meetings and Resolutions

          Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Under the Companies Law and our articles of association, all resolutions of our shareholders, except for a resolution to liquidate the company, require approval by a simple majority of the ordinary shares voting thereon.  These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  No cumulative voting is permitted.

          These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  We have two types of general shareholders meetings:  the annual general meetings and extraordinary general meetings.  These meetings may be held either in Israel or in any other place the board of directors determines.  An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting.  Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of shareholders holding at least 5% of our ordinary shares or at least two directors or one quarter of our directors then serving.

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

Mergers and Acquisitions under Israeli Law

          The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company.

          The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is not any other existing shareholder who holds 25% or more of the company.  An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company and there is no existing  majority shareholder in the company.  If following any acquisition of shares, the acquiror will hold 90% or more of the company’s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class.  If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquiror offered to purchase will be transferred to it.  However, the remaining minority shareholders may seek to alter the tender offer consideration by court order.

          Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

Modification of Class Rights

          Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of that class), such as voting, rights to dividends and the like, may be varied by a shareholders resolution, subject to the sanction of a resolution passed by the holders of a majority of the shares of that class at a separate class meeting.

Fiduciary Duties of Office Holders

          The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

          The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Related-Party Transactions under Israeli Law

          The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company.  The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed.  If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under the Companies law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact of the company’s profitability, assets or liabilities.

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest.  A transaction that is adverse to the company’s interest may not be approved.

          If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required.  Under specific circumstances, shareholder approval may also be required.  A director who has a personal interest in an extraordinary transaction which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter.  If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

          Under the Companies Law, all arrangements as to compensation of directors in public companies generally require the approvals of the audit committee, board of directors and shareholders, in that order.

Duties of Shareholders

          Disclosure of Personal Interests of a Controlling Shareholder

          Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approvals of the audit committee, the board of directors and the shareholders of the company, in that order.  The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

          Shareholders generally have the right to examine document in the company’s possession pertaining to any matter that requires shareholder approval.

          Duties of Good Faith and Fairness

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

          Insurance Relating to Office Holders

          Our articles of association provide that, subject to the provisions of the Companies Law, it may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

•	a breach of his duty of care us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

          We have obtained liability insurance covering our officers and directors.

          Indemnification of Office Holders

          Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•	a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by the court; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with:

•	proceedings we institute against him or that are instituted on our behalf or by another person;

•	a criminal charge from which he is acquitted; or

•	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

Our articles of association also include provisions:

•

authorizing us to undertake to indemnify an office holder as described above, provided that the undertaking is limited to those types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and

•	authorizing us to retroactively indemnify an officer or director.

          Limitations on Exculpation, Insurance and Indemnification

          The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly;

•	any act or omission committed with the intent to derive an illegal personal benefit; or

•	any fine imposed on the office holder.

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

          C.   Material Contracts

          For a description of the agreements that we entered into with ECI, please refer to “Item 7B – Related Party Transactions.”  For a description of the agreement we entered into with Telrad to acquire NetEye, please see “Item 5A – Operating Results – Acquisition of NetEye” and “Item 7B – Related Party Transactions.”

Transaction with Verint Systems

          On February 9, 2004, we agreed to sell our government surveillance business to Verint Systems Ltd., an Israeli subsidiary of Verint Systems Inc.  Verint Systems, which is listed on the Nasdaq National Market, provides analytic software-based solutions for communications interception, digital video security and surveillance, and enterprise business intelligence.  The transaction was consummated on March 31, 2004.  The material terms of our asset purchase agreement and ancillary agreements with Verint Systems are summarized below.  This summary is qualified in its entirety by reference to the full agreements filed as exhibits to this annual report. See Item 19 – “Exhibits”.

          Pursuant to the asset purchase agreement, Verint Systems purchased certain assets and assumed certain liabilities relating to our government surveillance business for $35 million in cash.  The transferred assets included certain intellectual property rights (as more fully described below), fixed assets, backlog contracts, agreements with subcontractors and suppliers, third-party software licenses and outstanding customer proposals.   The assumed liabilities included employment-related liabilities in respect of our employees who were hired by Verint Systems, including retention bonuses, severance and compensation liabilities with respect to the termination of certain of our officers, and an accrual for certain research and development and customization  expenses.  We have retained our existing government surveillance projects and warranty obligations and subcontracted the performance thereof to Verint Systems upon agreed terms. We made customary representations and warranties to Verint Systems under the asset purchase agreement and agreed to indemnify them for any breaches thereof, subject to certain limitations set forth therein.

          Pursuant to a series of intellectual property agreements, we granted to Verint Systems (i) co-ownership rights in software that is important to both our government surveillance and telecom products, (ii) sole ownership in the intellectual property rights that relates principally to our government surveillance products, subject to a license-back in respect of certain rights that relate also to our telecom products, and (iii) licenses to certain intellectual property rights that relate principally to our telecom products and relate also to our government surveillance products.

          Pursuant to a supply agreement, we agreed to supply to Verint Systems, and to support, various components that are manufactured for us by ECI. The agreement is for a period of seven years.

          As part of the asset purchase agreement we also agreed to contribute an aggregate amount of $1.0 million for the development by Verint Systems of certain government surveillance software.  In exchange, we are entitled to receive royalties equal to 1% of the sales of such software made between 2005 and 2010, up to an aggregate amount of $1.2 million.

          In addition, we agreed to cover certain expenses of up to $1.4m plus VAT, related to the government surveillance business in 2004.

          Verint Systems hired most of our employees that worked in our government surveillance business.  We and Verint Systems mutually agreed to make our engineering employees available to the other, primarily for support and bug fixing, for a period of 18 months, at fixed hourly rates.

          We have undertaken with Verint Systems mutual non-competition covenants not to engage in the respective businesses of the other (i) generally, for a period of three years and (ii) using our respective technologies as they exist as of the closing of the transaction, for a period of ten years.   We also mutually agreed, for a period of one year, not to solicit one another’s employees, customers or suppliers.

          D.  Exchange Controls

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

          Subject to the limitations described below, the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that owns our ordinary share as capital assets.   A U.S. holder is a holder of our ordinary shares who is:

•	an individual citizen or resident of the United States,

•

a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•

a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

        Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. holder (a "non-U.S. holder") are also discussed below.

          This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

          This discussion is based on current provisions of the Internal Revenue Code of 1986 as amended (the “Code”), current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies,
•	have elected mark-to-market accounting,
•	are tax-exempt organizations or retirement plans,
•	are financial institutions or financial services entities,
•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments,
•	acquired their shares upon the exercise of employee stock options or otherwise as compensation,
•	are, or hold their shares through, partnerships or other pass-through entities,
•	own directly, indirectly or by attribution at least 10% of our voting power, or
•	have a functional currency that is not the dollar.

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

Taxation of Dividends Paid on Ordinary Shares

          Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in our ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of our ordinary shares.  The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

        Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

          U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income.  The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

          A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares:

•	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30–day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

•	to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

          Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares

          Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition.  A disposition of shares will be considered to occur on the trade date, regardless of the holder’s method of accounting.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of individual U.S.  holders, be subject to a reduced rate of taxation.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

Tax Consequences if we are a Passive Foreign Investment Company

          We would be a passive foreign investment company (a “PFIC”) for 2003 if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income for the taxable year is passive income or the average percentage (by value) of our passive assets during the taxable year is at least 50 percent.  If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. holder’s holding period for the ordinary shares.  The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

          As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).  Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC.  We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC.  As another alternative to the tax treatment described above, a U.S. holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder.

          We believe we were not a PFIC in 2003, or for any prior taxable year, It is possible that the Internal Revenue Service will attemp to treat us as a PFIC for 2003 or prior years. In addition, there can be no assurance that we will not become a PFIC in 2004 or in a subsequent year.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  U.S. holders who hold our ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election.

          The U.S. federal income tax consequences to a U.S. holder if we were to be a PFIC are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

          Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

•	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:
•	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

•	in the case of an individual, the item is attributable to a fixed place of business in the United States;

•

the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

          U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on or proceeds from the disposition of our ordinary shares.  In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on or proceeds from the disposition of our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.  A holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.  Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

          Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us.  It also discusses Israeli tax consequences material to persons purchasing our ordinary shares.  To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation by the Israeli tax authorities or courts.  The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust all possible tax considerations.  Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

Tax Reform

          On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the “Tax Reform”, came into effect.  The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced, among other things, the following provisions:

•

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

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•

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

•

Imposition of capital gains tax on capital gains realized as of January 1, 2003 by individuals who are Israeli residents, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see ”Capital Gains Tax” below;

•	Effectuation of a new regime for the taxation of shares and options issued to employees, officers and directors; and

•

Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel;

•	Elimination of the seven year limit to carry forward capital losses with respect to capital losses arising from and after 1996.

General Corporate Tax Structure

          Israeli companies are subject to tax at the rate of 36% of taxable income (and are subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003).  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

          On June 2, 2004, the Israeli government introduced a bill to the Israeli parliament proposing, among other things, changes to the corporate tax rate. The bill proposes to reduce the corporate tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israeli parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bill to us.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

          The Law for the Encouragement of Capital Investments, 1959, as amended, provides that upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, a proposed capital investment in eligible facilities may be designated as an approved enterprise.  The applicable law regarding approved enterprise programs is scheduled to expire on June 30, 2004.  Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program.  The tax benefits derived from any such certificate of approval relate only to taxable income derived from the specific approved enterprise.  If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits under the law are not generally available with respect to income derived from products manufactured outside of Israel.

          Taxable income of a company derived from an approved enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business) is subject to company tax at the maximum rate of 25%, rather than the usual rate of 36%, for the “Benefit Period”.  The Benefit Period is seven years (and under certain circumstances, as further detailed below, ten years), commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a “foreign investors’ company”.  A “foreign investors’ company” is a company more than 25% of whose shares of capital stock and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period and to a reduced tax rate of 10% to 20% depending on the level of foreign investment in each year.

          A company owning an approved enterprise may elect (as we have done) to forego certain government grants extended to approved enterprises in return for an alternative package of benefits.  Under the alternative package, the company’s undistributed income derived from an approved enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

          The Investment Center bases its decision of whether to approve or reject a company’s application for designation as an approved enterprise, among other things, on criteria set forth in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant.  Accordingly, a company cannot be certain in advance whether its application will be approved.  In addition, the benefits available to an approved enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval.  In the event that a company violates these conditions, in whole or in part, it may be required to refund the amount of tax benefits plus an amount linked to the Israeli consumer price index and interest.

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

          We received an approval in principle from the Investment Center with respect to the sale of our government surveillance business to Verint Systems in March 2004. If the Investment Center declines, for any reason, to grant us the final approval, our tax benefits under the Law for the Encouragement of Capital Investments will be materially reduced.

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

Tax Benefits for Research and Development

          Israeli tax law allows, under specified circumstances, a tax deduction for expenditures in the year incurred, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses must be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved are deductible over a three-year period.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

          According to the Law for the Encouragement of Industry (Taxes), 1969, an “Industrial Company” is a company located in Israel, at least 90% of the income of which, in any tax year, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.  We believe that we currently qualify as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 1969.

          Under the law, Industrial Companies are entitled to preferred corporate tax benefits, among others, such as:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange;

•	the right to elect, under certain conditions, to file a consolidated tax return with related Israeli Industrial Companies that satisfy conditions set forth in the law;

•	accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation.  The law is highly complex.  Its features that are material to us can be described as follows:

•

A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed (soft) assets.  Where a company’s equity, as defined in the law, exceeds the depreciated cost of its fixed assets, as defined in the law, the company may take a deduction from taxable income that reflects the effect of multiplication of the annual rate of inflation on such excess, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion carried forward, linked to the increase in the consumer price index.  If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the annual rate of inflation is added to taxable income.

•

Subject to certain limitations set forth in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index.

•

Taxable gains on certain traded securities, which are taxed at a reduced tax rate with respect to individuals following the Tax Reform (and which were previously exempt from tax), are taxable at the company’s tax rate in certain circumstances.

          However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Capital Gains Tax

          Israeli law generally imposes on residents and non-residents of Israel a tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel, including our ordinary shares, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between the inflationary surplus and the real gain.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

          Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”), or (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company), or (iii) companies dually traded on both the TASE and Nasdaq or on a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          In December 2003, regulations promulgated pursuant to the Tax Reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing is not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustments Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provide that with respect to shares of Israeli companies traded on a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, will constitute the new tax basis for any future sale of such shares.

          Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains do not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Dividends

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%.  If the income out of which the dividend is being paid is attributable to an approved enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an approved enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

          F. Dividends and Paying Agents
          Not Applicable.

          G. Statement by Experts
          Not Applicable.

          H. Documents on Display

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC.  You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

          I.     SUBSIDIARY INFORMATION

          Not applicable.

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

Presentation of interest rate risk (position as of December 31, 2003)

          We do not use any derivative instruments to protect us from fluctuations in interest rates.  Details regarding our interest rate exposure are set forth in the table below.  Interest rate exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as

	December 31, 2003	2004	2005	2006	2007	After 2008	of December 31, 2003

	(All amounts in thousands of U.S. dollars, except percentages)

Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	23,493	23,493	—	—	—	—	23,493
Weighted-average interest rate	1.3%
NIS	2,788	2,788	—	—	—	—	2,788
Weighted-average interest rate	4.7%
EUR	1,048	1,048	—	—	—	—	1,048
Weighted-average interest rate	2.0%
B. Short-term deposit
U.S. dollars	2,006	2,006	—	—	—	—	2,006
Weighted-average interest rate	1.1%
C. Long-term marketable securities
U.S. dollars	6,271	6,271	—	—	—	—	6,271
Weighted-average interest rate	5.3%

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

          As of December 31, 2003, we had purchased currency forward contracts, ending September 2004, as a hedge against sales contracts receivable and firm commitments, as follows:

•	Obligation to sell EUR 1,308,353 for a total amount of $1,600,608; and

•	Obligation to sell GBP 2,185,210 for a total amount of $3,565,364.

Presentation of foreign currency-denominated assets and liabilities
(position as of December 31, 2003)

          Details regarding our foreign exchange exposure are set forth in the table below.  Foreign exchange exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as

	December 31, 2003	2004	2005	2006	2007	After 2008	of December 31, 2003

	(All amounts in thousands of U.S. dollars)

Current Assets
NIS	3,728	3,728	—	—	—	—	3,728
U.K. pound sterling	4,227	4,227	—	—	—	—	4,227
Euro	2,020	2,020	—	—	—	—	2,020
Other	2,444	2,444	—	—	—	—	2,444
Total	12,419	12,419	—	—	—	—	12,419
Long-term assets
NIS	758	—	8	100	198	452	758
Current liabilities
NIS	8,231	8,231	—	—	—	—	8,231
U.K. pound sterling	273	273	—	—	—	—	273
Euro	189	189	—	—	—	—	189
Other	124	124	—	—	—	—	124
Total	8,817	8,817	—	—	—	—	8,817
Long-term liabilities
NIS	826	—	—	—	—	826	826

Item 12. Description of Securities Other Than Equity Securities

          Not applicable.

PART   II

Item 13. Defaults,  Dividend Averages and Delinquencies

          Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Modification of Rights

          Not applicable.

Use of Proceeds

          The net proceeds of our initial public offering were $43,200,000.  Of the net proceeds, we used $3.0 million to repay a portion of our indebtedness to ECI.  The remaining proceeds were invested in cash equivalents and are used for general corporate purposes and funding our current activities.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

          Our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2003.  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Internal Control Over Financial Reporting.

          There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.      Audit Committee Financial Expert

          Mr. Shmulik Gitlin, Senior Vice President-Finance of ECI, was our Audit Committee financial expert. Mr. Gitlin resigned from our board of directors in May 2004 following the distribution of our shares by ECI. We expect that one of the new board of directors members to be elected at the next shareholders meeting will be designated by the board to serve as our Audit Committee financial expert.

Item 16B.      Code of Ethics

          Our board of directors has adopted our Code of Ethics and Business Conduct, a code that applies to all of our directors and employees. A copy of our Code of Ethics and Business Conduct may be obtained, free of charge, by writing to ECtel Ltd., Attention: Corporate Secretary, 43 Hasivim Street, Petah Tikva, Israel.

Item 16C.      Principal Accountant Fees and Services

          In the annual meeting held in September 2003, our shareholders re-appointed KPMG to serve as our independent auditors.

          KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2002	2003

Audit Fees	$99,000	203,475
Audit-Related Fees	-	-
Tax Fees	20,760	12,200
All Other Fees	-	-

Total	$119,760	$215,675

          “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits (including audits required by the Office of the Chief Scientist and other Israeli government institutes), and consents and assistance with and review of documents filed with the SEC. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, other than in connection with the audit.  Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

          Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.  Exemptions from Listing Standards for Audit Committees

                     Not applicable.

PART   III

Item 17. Financial Statements

          We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

          The financial statements required by this item are hereby incorporated by reference to our report on Form 6-K, filed with the SEC on May 10, 2004.

Item 19. Exhibits

Exhibit No.	Exhibit

1.1	Memorandum of Association*
1.2	Amended and Restated Articles of Association**
4.1	ECtel Managers and Employees Option Allotment Plan, as amended**(1)
4.2	ECtel International Employee Stock Option Plan, as amended**
4.3	ECtel Director Share Option Plan 1999*
4.4	Form of Services Agreement by and between ECI Telecom Ltd. and the Registrant*
4.5	Supply Agreement, dated February 9, 2004, by and between ECI Telecom Ltd. And the Registrant
4.6	Form of Non-Exclusive Sales Agency Agreement (Germany)*
4.7	Form of Infrastructure Services Agreement by and between ECI Telecom Ltd. and the Registrant***(2)
4.8	Share and Asset Purchase Agreement, dated August 7, 2001, by and among Telrad Networks Ltd., Telrad Hawk Net-I Ltd. and the Registrant****
4.9	Form of Warrants issued to Telrad Networks Ltd. on October 1, 2001****
4.10	Registration Rights Agreement, dated October 1, 2001, by and between Telrad Networks Ltd. and the Registrant****
4.11	Registration Rights Agreement, dated January 22, 2002, by and between ECI Telecom Ltd. and the Registrant****
4.12	Share Purchase Agreement, dated February 6, 2002, by and among ECI Telecom Ltd., the Registrant and certain investors****
4.13	Registration Rights Agreement, dated February 6, 2002, by and among certain investors and the Registrant****
4.14	ECtel 2003 Share Option Plan
4.15	ECtel 2003 U.S. Employee Stock Option Plan
4.16	Asset Purchase Agreement, dated February 9, 2004, by and between Verint Systems Ltd. and the Registrant
4.17	Joint Intellectual Property Agreement, dated March 31, 2004, by and between Verint Systems Ltd. And the Registrant
4.18	Patent License-Back Agreement, dated March 31, 2004, by and between Verint Systems Ltd. And the Registrant
8.1	List of Significant Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

*	Incorporated by reference to our Registration Statement on Form F-1 (File No.333-10950).
**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000 (File No. 0-30348).
***	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 28,2001 (File No. 0-30348).
****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed February 28, 2002 (File No. 0-30348).
(1)	English translation from Hebrew original.
(2)	Includes an English translation from Hebrew original of an exhibit attached to this Agreement.

SIGNATURES

          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ECTEL LTD.
(Registrant)

By

Eitan Naor
President and Chief Executive Officer

Date:  June __, 2004

EXHIBIT INDEX

[INSERT HERE]

Exhibit 8.1

List of Subsidiaries

ECtel BNV, a Dutch company

ECtel GmbH, a German company

ECtel Inc., a Maryland corporation

ECtel (2000) U.K. Ltd., a U.K. company

Exhibit 12.1

Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act

I, Eitan Naor, President and Chief Executive Officer of ECtel Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of ECtel Ltd.:

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b.

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: ___________, 2004	Eitan Naor
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2

Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act

I, Avi Goldstein, Senior Vice President and Chief Financial Officer of ECtel Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of ECtel Ltd.:

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b.

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: ___________, 2004	Avi Goldstein
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.1

Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2003 of ECtel Ltd. (the “Company”) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof (the “Report”) and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Eitan Naor, President and Chief Executive Officer of the Company, certify that:

•	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

•	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  ___________, 2004

Eitan Naor
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 13.2

Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2003 of ECtel Ltd. (the “Company”) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof (the “Report”) and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Avi Goldstein, Executive Vice President and Chief Financial Officer of the Company, certify that:

•	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

•	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  _________, 2004

Avi Goldstein
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)