Form 20-F
period 2004-12-31
ECTEL LTD
filed 2005-06-28
CIK 1096197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2004:

18,151,172 Ordinary Shares, nominal value NIS 0.04 per share

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

          On March 31, 2004, we sold our government surveillance business to Verint Systems. Accordingly, our statements of operations, including those of prior periods, reflect the results of operations of this business in the line item called “income (loss) from discontinued operations.” All data in this Annual Report derived from our statements of operations, unless otherwise specified, exclude our government surveillance business.

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

Item 1. Identity of Directors, Senior Management and Advisers

          Not Applicable.

Item 2. Offer Statistics and Expected Timetable

          Not Applicable.

Item 3. Key Information

          A.        Selected Financial Data

          The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and audited by Somekh Chaikin, Registered Public Accountants, a member of KPMG International, independent public accountants in Israel.  Their report appears elsewhere in this annual report.  The selected consolidated balance sheet data as of December 31, 2000, 2001, and 2002 and the selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements which are not included in this annual report. The following selected financial data should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included elsewhere in this annual report. These data should not be construed as indicative of our future operating results or financial position.

          In March 2004, we sold our government surveillance business to Verint Systems pursuant to an asset purchase agreement, which is described below under Item 10.C “Additional Information–Material Agreements.”  The results of operations of this business for each of the five years ended December 31, 2004 are reflected in our statements of income in the line item called “income (loss) from discontinued operations,” and the assets and liabilities of this business as of December 31, 2003 are reflected in our balance sheet in separate line items, as well.

	Year ended December 31,

	2000	2001	2002	2003	2004

	(in thousands, except share and per share data)

Statements of Income Data:

Revenues	$47,431	$60,951	$52,426	$28,857	$12,605
Cost of revenues	18,480	24,051	22,364	17,454	10,271

Gross profit	28,951	36,900	30,062	11,403	2,334
Research and development costs, net	7,836	8,541	9,152	10,078	5,439
Selling and marketing expenses	9,562	12,201	13,687	14,297	9,071
General and administrative expenses	4,515	6,982	8,903	16,974	8,500
In process research and development costs		916	–	–	–
Amortization of goodwill	142	–	–	–	–
Restructuring and related impairment costs	–	–	–	–	3,358
Goodwill impairment	–	–	–	6,019	2,186

Total operating expenses	22,055	28,640	31,742	47,368	28,554

Operating income (loss)	6,896	8,260	(1,680)	(35,965)	(26,220)
Financial income, net	(1,478)	(774)	(269)	(192)	(438)
Other income (expenses), net	150	(27)	(13)	3	(3)

Income (loss) before taxes on income	8,224	9,007	(1,424)	(35,770)	(25,785)
Taxes on income (tax benefit)	1,040	(78)	(29)	38	(30)

Net income from continuing operations before cumulative effect of change in accounting principles	7,184	9,085	(1,395)	(35,808)	(25,755)
Cumulative effect of change in accounting principles	–	(27)	–	–	–
Income (loss) from discontinued operations	1,361	2,878	18,715	(4,867)	12,260

Net income (loss) for the year	$8,545	$11,936	$17,320	$(40,675)	$(13,495)

Earnings (loss) per share
Basic earnings per share:
Continuing operations	$0.45	$0.55	$(0.08)	$(1.99)	$(1.42)
Cumulative effect of change in accounting principles			–	–
Discontinued operations	0.08	0.17	1.05	(0.27)	0.68

	$0.53	$0.72	$0.97	$(2.26)	$(0.74)

Weighted average number of shares outstanding	16,144,473	16,652,509	17,802,492	17,967,082	18,112,216
Diluted earnings per share:
Continuing operations	$0.41	$0.51	$(0.08)	$(1.99)	$(1.42)
Cumulative effect of change in accounting principles	–	(* )	–	–	–
Discontinued operations	0.08	0.16	1.01	(0.27)	0.68

	$0.49	$0.67	$0.93	$(2.26)	$(0.74)

Weighted average number of shares outstanding	17,291,382	17,838,633	18,551,836	17,967,082	18,112,216

(*)	Represent an amount of less than $0.01

	December 31,

	2000	2001	2002	2003	2004

	(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$41,735	$40,525	$52,786	$27,964	$34,436
Working capital	60,985	72,246	88,600	52,961	41,986
Assets - held for sale	-	-	-	2,337	-
Total assets	85,882	124,173	151,868	101,507	81,268
Due to (from) parent and fellow subsidiary companies, net	(1,597)	2,246	284	614	(225)
Shareholders’ equity	67,351	97,681	116,529	76,023	62,689

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

Risks Related to Our Business and Our Industry

The recovery plan we implemented in response to a deterioration in our business in the second half of 2003 and the beginning of 2004 may not succeed.

          During a portion of 2003, we were engaged in negotiations with Verint Systems, to whom we sold our government surveillance business on March 31, 2004. This complex, protracted transaction diverted management attention and distracted our employees, further harming our operations. Moreover, we believe that rumors of a pending transaction with Verint System caused potential customers to award contracts to our competitors. Finally, our chief executive officer resigned in January 2004 and this was followed by the resignation of six vice presidents during the balance of the first half of 2004, either in connection with the transaction with Verint Systems or for their own personal or professional reasons. This further harmed our business and results of operations.

          In mid-February 2004, Eitan Naor assumed the position of president and chief executive officer, assembled a new management team and led our efforts in formulating a comprehensive recovery plan.  We implemented this recovery plan during the second half 2004.  The plan involves increasing our focus on sales execution, project delivery and customer support, with an emphasis on improving existing customer relationships, expanding the sales pipeline and closing pending deals. As part of these efforts, we established, in June 2004, a new department we refer to as the PSO (Professional Services Organization & Operations). The PSO is responsible for project development, field engineering, customer support, expert guidance and training. There can be no guarantee that the appointment of a new management team, the PSO’s activities or that other aspects of our recovery plan will result in sales to new or existing customers.

We are dependent upon Verint Systems to complete the implementation of certain government projects and provide warranty services to our government customers, and we could be exposed to liability if Verint Systems fails to do so satisfactorily.

          In connection with the sale to Verint Systems of our government surveillance business, we retained substantially all our then existing government surveillance projects and warranty obligations and agreed to subcontract the performance thereof to Verint Systems upon agreed terms. Following the sale of our government surveillance business, Verint Systems owns the relevant technologies that are necessary for the performance of these projects. Since we remain legally bound to the applicable government customers, we could have difficulties collecting payments from these customers and be exposed to claims by them if Verint Systems fails for any reason to perform in a manner that these customers consider to be satisfactory. In addition, with respect to some of these obligations, we are still obligated to pay Verint Systems for their services even if we have not received payment from the customers. In the past we have experienced disputes with Verint with respect to the scope of the parties’ respective obligations under these subcontracting arrangements; while such disputes have been eventually resolved, we may experience similar disputes in the future. We are subject to these obligations during 2005 and will possibly be so obligated subsequently as well.  Therefore, our financial condition and results of operations would suffer if these customers do not pay us on a timely basis. If we would be required for any reason to seek a new subcontractor to provide these services, a new subcontractor may not be available at all and, in any event, switching to a new subcontractor would involve significant delay and expense, which could further expose us to claims by these government customers.

A significant portion of our products is based on a single technology platform, and our business will suffer if we cannot develop new products based on this platform to meet the needs of our customers.

          A portion of our software applications is based on a single technology platform. If we are unable to develop new products that meet the needs of our customers because of our reliance on this single technology platform, sales of our products could decline. Any significant decrease in the sales of our products could seriously harm our results of operations.

          Our customers generally operate their networks using a wide variety of software applications, network equipment and software and hardware platforms. If our products fail to integrate properly with our customers’ equipment, our ability to generate future sales will be harmed. For example, our FraudView® application platform uses the Windows NT operating system. Most companies in the telecommunications industry currently use UNIX and may not be willing to implement a solution based on Windows NT. If service providers are unwilling to accept a Windows NT-based solution, our business will be harmed.

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

We depend on single suppliers for some of our product components, including key product components in our legacy probing devices, and we cannot control the manufacturing and delivery of these components. Our business will be interrupted if these suppliers are unable or unwilling to provide these components.

          We utilize single suppliers for some of our product components, including critical components needed for our X-ellence® platform. We cannot control the delivery schedule for these components. Any problems that may occur with respect to the delivery, quality or cost of these components could result in product shortages or quality assurance problems. Our supplier of the critical component for our X-ellence® platform has special expertise in engineering these components. If it is unable or unwilling to provide these components, we will experience substantial delays in the manufacturing of certain of our products, and our business will suffer. In addition, in connection with our sale to Verint Systems of our government surveillance business, we agreed to sell some of these components to Verint Systems for a period of seven years. Any problems with our supplier that cause us to breach our obligations to Verint Systems, which problems may not be under our control, could expose us to claims by Verint Systems. Such claims could materially harm our financial condition.

Volatility experienced by telecommunications service providers may adversely affect our sales and operating results.

          The telecommunications service provider market to which we sell historically has been volatile.  From time to time this industry has experienced significant downturns.  For instance, beginning in late 2000 and continuing into 2003, the deterioration of the global economy in general and economic uncertainty in the telecommunications market in particular resulted in a decline of capital investment by telecommunications service providers. This decline in capital expenditures significantly reduced our sales and also resulted in pressure on the prices we charge for our products. While recovery of the telecommunication market was evident in 2004, the two principal markets in which we compete, the fraud prevention solution market and the revenue assurance market both continued to suffer the lasting impact of the changes to the market between 2000 and 2003.  If the recovery in our principal markets continues to progress at a  slow pace such that current and potential customers postpone or decrease further capital investment, our revenues may fail to grow significantly or may decline, either of which would have a continued material adverse effect on our operating results.

The increased focus of telecommunications service providers and cellular operators on revenue-generating projects may reduce the investment in our markets.

          Telecommunication companies are increasingly focused on capital expenditures that are designed to increase ARPU, or average revenue per user, such as various new features and services for users.  To the extent that these companies decide to allocate their capital expenditure budgets to these types of products, instead of to products that increase the prevention of fraudulent acts and provide revenue assurance, such as our products, our sales may decrease.

Increased expense levels will harm our business if our revenues do not grow.

          Our revenues for 2004 were $12.6 million, compared to $28.9 million for 2003. Our net loss from continuing operations for 2004 was $ 25.7 million, compared with a net loss from continuing operations of $ 35.9 million for 2003. Our net loss for 2004 was $13.5 million, including $12.2 million in income, which was attributable to our discontinued government surveillance business, compared with a net loss of $ 40.7 million for 2003.  We implemented a comprehensive recovery plan in 2004 aimed at rebuilding our business in response to the significant decrease in our revenues.  Although the plan involved significant expense reductions in 2004 in order to bring expenses more into line with revenues, it also involves increasing our focus on sales execution, project delivery and customer support.   Accordingly, we expect our operating expenses to increase in 2005 due primarily to planned increases in sales and marketing and research and development activities to support our recovery plan in order to increase revenues. If our revenues do not increase proportionately to our operating expenses, or if revenues decrease or do not meet expectations for a particular period, and we are not able to reduce our expenses in the short term, or at all, our business, financial condition and results of operations will be materially adversely affected.

Developments affecting telecommunication service providers, such as mergers, can adversely affect us.

          Developments in the telecommunications industry, such as the impact of general global economic conditions, continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced the high growth rates that the telecommunications industry had previously experienced, and have caused the market value, financial results and prospects, and capital spending levels of many telecommunications companies to decline or degrade. In recent years, the telecommunications industry has experienced significant financial pressures that have caused many in the industry to cut expenses and limit investment in capital-intensive projects and have led to numerous restructurings and bankruptcies. Recent telecommunications company mergers may have a material adverse effect on our results of operations, as existing or potential customers may be purchased or two customers may combine and combine operations in a manner that results in a decline in repeat sales by us, reduces the number of licenses we can sell to the combined entity or cause us to have to repeat significant pre-sale efforts in respect of one or more of the merger parties.

Many of our customers require a lengthy, detailed and comprehensive evaluation process before they order our products. Our sales process has been subject to delays that have significantly decreased our revenues and which could result in the eventual cancellations of some projects.

          We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation and purchase process before we can sell them. In recent years, our customers are conducting a more stringent and detailed evaluation of our products, and decisions are subject to additional levels of internal review. As a result, the evaluation process has significantly lengthened. This evaluation process is currently taking between six and 18 months. The following factors, among others, affect the length of the approval process:

•	the time involved for our customers to determine and announce their specifications;
•	the time required for our customers to process approvals for purchasing decisions;
•	the complexity of the products involved;
•	the technological priorities and budgets of our customers; and
•	the need for our customers to obtain or comply with any required regulatory approvals.

          Delays in project approval have significantly decreased our revenues. If customers continue to subject our products to lengthy evaluation processes, if they continue to delay project approval, if delays lengthen further, or if such continued delays result in the eventual cancellation of any projects, it would continue to seriously harm our business and results of operations.

In previous years, we experienced fluctuations in our annual and quarterly results of operations, which resulted, and may continue to result in the future, in volatility in our share price.

          In recent years we have experienced, and may continue to experience, significant fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations. Factors which have contributed and may in the future contribute to fluctuations in our results of operations include:

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

We must maintain sufficient inventory levels to meet anticipated demand. If we cannot predict orders accurately, our inventory may become obsolete and our financial performance may be harmed.

          The timing and volume of our customers’ orders are generally difficult to forecast for each quarter, as a substantial majority of our sales are booked and shipped in the same quarter pursuant to purchase orders. We must therefore maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis. Maintaining sufficient inventory levels to assure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs. A shift in demand could also result in inventory write-offs, which could harm our financial performance. For example, during the first half of 2004, we recorded an inventory write-off of approximately $915 thousand in connection with inventory that became obsolete or that we estimated that we would not be able to sell.

We depend on several relatively large customers and the loss of one or more of these customers, or a significant decrease in revenue from any of these customers, could have a disproportionate impact on our revenue and income.

          A substantial portion of our revenue has come from relatively large purchases by a small number of customers. Sales to our top ten customers accounted for 74.8% of our revenues in 2004, with sales to three customers in Eastern Europe accounting for 39.7% of our revenues and sales to a customer in Latin America accounting for 10.4% of our revenues. Sales to our top ten customers accounted for 75.1% of our revenues in 2003, with sales to one customer in Europe accounting for 13.9% of our revenues. We expect to continue to depend on sales to a small number of customers. However, we do not have long-term commitments from any of our top customers to purchase any specific quantities of products. We expect that our largest customers will vary from period to period. If we lose one or more large customers and fail to add new customers our results of operations could be seriously harmed.

We recently entered into a Distribution Agreement with ECI Telecom Ltd. under which we appointed ECI as our exclusive distributor in significant portions of the former Soviet Union, which we expect to be important markets for us.  Accordingly we are dependent upon ECI for the achievement of sales in those markets.

          In June 2005 we entered into a distribution agreement with ECI under which we appointed ECI as our exclusive distributor in the Russian Federation, Ukraine and Kazakhstan, territories from which we expect, in the aggregate, to derive a significant portion of our revenues in the near future.  Under this agreement, ECI will, among other things, maintain a business and sales organization in these territories to promote and effect the sale of those of our products and services covered by the agreement.  In addition, we agreed to provide services to those customers who purchase our products from ECI and ECI will resell our products subject to a standard warranty.  The agreement expires on December 31, 2005, provided that subsequent to that date, it continues in full force and effect until such time as either party gives the other party three months’ notice.  In addition, either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party. If ECI were to terminate this agreement or if it does not succeed in obtaining orders for our products and services, for whatever reason, our business may be harmed.

The payment cycle for our receivables may reduce the cash we have available to operate and expand our business.

          As is typical in the telecommunications industry, our contracts may provide for payments under a variety of payment schedules. For example, we may receive a deposit prior to shipment, a partial payment upon delivery and final payment after 180 or 360 days from delivery. Such payment cycles may adversely affect the cash resources available to operate and expand our business.

Because the telecommunications market is characterized by rapid technological and other changes, our success depends on our ability to continually develop technologically advanced products and product enhancements that achieve market acceptance.

          The telecommunications market is characterized by rapid technological advances and frequent product introductions and enhancements. We believe that our future success will largely depend upon our ability to continue to enhance our existing products and to successfully develop and market products on a cost-effective and timely basis. The technologies applicable to our products include applications capable of analyzing and processing data based on accepted telephony standards and protocols. If other technological standards and protocols gain broad market acceptance, we will be required to redesign our existing products or design new products that are able to view and analyze networks based on these new standards and protocols. For example, the types of fraudulent schemes to which service providers are subject change with the emergence of new technologies, networks and other developments. We cannot assure you that we will be successful in developing and marketing new applications or systems that will respond to technological change.

The market for our products is highly competitive. Because many of our competitors have much greater resources than we have, it may be difficult for us to return to, and maintain, profitability.

          Competition in our industry is intense, and we expect it to continue. To compete effectively, we have, at times, been required to grant substantial discounts on our products, especially as some of our competitors utilize aggressive pricing strategies. In addition, we could lose sales to our competitors. Lower prices and reduced demand for our products would reduce our ability to generate revenue, which would harm our business.

          Many of the companies that compete with us have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, marketing, public relations, sales, distribution and other resources. Some of our competitors and potential competitors are among the largest and most capitalized software and hardware companies in the world. Also, some of our competitors have located their research and development facilities in countries where labor costs for engineers and other experienced personnel are far lower than in Israel, where our research and development facilities are located.

          We may also face competition from our customers. Some of our customers are developing their own solutions internally or through strategic alliances. Also, the internal information technology departments of some service providers are acting as our competitors for the provision of various revenue assurance solutions within their own companies. As a result, solutions developed by our customers may replace and/or compete with products that we currently sell to them or that we may seek to sell to them in the future.

Our business and its future growth depend on increased market acceptance of services based on packet-switched technology and third generation wireless networks. If these services are not fully developed and accepted in the marketplace, our growth plans will be materially adversely affected.

          Several of our newer products are designed to meet the specific requirements of new value-added services being made available by packet-switched technology (VoIP) and third generation wireless networks (3G). The markets for VoIP and 3G are currently developing.  We cannot be sure that the delivery of telephone, other communication or new value-added services through VoIP or 3G networks rather than over traditional telephone networks will expand.  If third generation networks and VoIP services are not fully developed and accepted in the marketplace, the market for some of our newer products may not develop or be sustainable. In that case, our business would be materially adversely affected.

Implementation of certain new technologies by telecom carriers may result in a decline in demand for our products.

          New technologies, such as VoIP, are facilitating the use of cheaper communications media and new pricing schemes, such as flat rates, by some telecom service providers. Such service providers may be less inclined to invest in high-end solutions like ours. Moreover, since these technologies enable the service providers to offer relatively low calling rates to subscribers, this may reduce the incentive to commit telecom fraud and thereby reduce the demand for anti-fraud solutions like ours. This trend may harm our revenues and results of operation.

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

          Our success and ability to compete depend in large part upon our protection of our proprietary technology, including both hardware and software components of our X-ellence® platform. We currently rely on a combination of patents, trade secret and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We have filed several patent and trademark applications covering some of our technology and are in the process of preparing and filing additional patent and trademark applications. We cannot assure you that any of these applications will be granted. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws. Moreover, competitors and potential competitors may attempt to copy or reverse engineer aspects of our product line or to obtain and use information that we regard as proprietary. If we are unable to maintain the security of our proprietary technology for these or any other reasons, our business may suffer.

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

Breaches in the security of the data collected by systems that we have sold and still support could adversely affect our reputation and results of operations.

          Our customers rely on third-party security features to protect the privacy and integrity of customer data. Our products may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system, the hardware platform or the networks linked to the platform. Our QualiWeb® product, which we ceased to produce and to actively market in 2004, but which will still support, provides information using Web access, presents additional security issues for our customers. Exploitation of any vulnerability could jeopardize the security of information stored in and transmitted through the computer systems of our customers. If the security of our products were compromised, our reputation would be significantly harmed, which would cause our business to suffer. In addition, we may be liable to our customers for any breach in security. We may be required to expend significant capital and other resources to further protect against security breaches or to correct problems caused by any breach.

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

          Our success also depends to a substantial degree upon our ability to attract, motivate, and retain other highly-qualified personnel. There is competition in Israel for the services of highly-qualified technical and engineering personnel. There is also considerable competition for the services of experienced sales and marketing personnel. We may not be able either to retain our current personnel or hire additional qualified personnel if and when needed.

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

          U.S. Holders of our ordinary shares face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we would be classified as a PFIC if the asset test described above were applied on the basis of our market capitalization.  There is a possibility that the application of the asset test based on an alternative valuation of our total assets would also result in our being classified as a PFIC. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States Holders should carefully read “Taxation - United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Our costs may increase as a result of ECI’s cessation of the control of us.

          In May 2004, ECI distributed 7.6 million of our ordinary shares to its shareholders, causing its holdings of our outstanding ordinary shares to decrease from 57.9% to 15.9%. In the past we benefited from certain cost savings as a result of discounts afforded by third parties to members of the ECI group. Following the share distribution, we may lose some of these benefits, which would increase our expenses.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

          Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. From October 2000 until recently, there was a high level of violence between Israel and the Palestinians, which led to a breakdown of the entire peace process and has affected Israel’s relationship with its Arab citizens and several Arab countries. There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue. Furthermore, several countries restrict business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as the result of the recent increase in hostilities. These restrictive policies have had and may continue to have an adverse impact on our business. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic conditions in Israel.

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

          We receive tax benefits under Israeli law for capital investments that are designated as approved enterprises. To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future.   From time to time, we submit requests for expansion of our approved enterprise programs or for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise.  We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law.  We received an approval in principle from the Investment Center with respect to the sale of our government surveillance business to Verint Systems in March 2004. If the Investment Center declines, for any reason, to grant us the final approval, our tax benefits under Israeli law will be materially reduced. The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

Because we receive grants from the Office of the Chief Scientist, we are subject to ongoing restrictions, and certain of our large shareholders are required to undertake to observe such restrictions. Our grant programs may be terminated or reduced in the future, which would increase our costs.

          We receive royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor, or the OCS, for research and development programs that meet specified criteria. According to Israeli law, any products developed with grants from the OCS are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay such grants at a quicker rate. Furthermore, the transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred.  In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant.  In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.  These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval.

          We recorded grant participations of an aggregate of $1.4 million in 2004 and approximately $0.8 million in 2003. As of December 31, 2004, our contingent liability to the Office of the Chief Scientist with respect to grants received was approximately $3.3 million. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future. These programs may not continue in the future at their current levels or at any level. From time to time, we submit requests for new grants from the Office of the Chief Scientist. These requests might not be approved, particularly in light of the difficult economic conditions in Israel. The termination or reduction of these grants could seriously harm financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers or directors or to assert U.S. securities law claims in Israel.

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

          The Israeli Companies Law – 1999 includes restrictions on mergers, such as special voting requirements, the ability of creditors to seek court intervention to delay or prevent a merger and mandatory waiting periods. In addition, under certain circumstances, the Companies Law requires that acquisitions be performed via tender offer. For more information, see “Item 10B – Memorandum and Articles of Association -- Mergers and Acquisitions Under Israeli Law.”

Risks Related to the Market for Our Ordinary Shares

We are currently a party to a securities litigation class action lawsuit, which, if determined adversely, could negatively affect our business and results of operations.

          In January 2005, a class action complaint was filed against us, certain persons who served as our officers and directors in the years 2001-2003, as well as ECI Telecom Ltd. (a major shareholder of ours during that period), in the District Court of the State of Maryland. The complaint alleges violation of U.S. Federal securities laws and breach of fiduciary duties in connection with disclosure of our financial results between April 2001 and April 2003. An unfavorable resolution of these matters could materially affect our results of operations and financial condition. We have stated that we believe that the allegations made in the complaint are without merit and that we intend to vigorously defend against such complaint. In doing so, we may incur substantial costs. In addition, the litigation has been, and may continue to be, time-consuming and costly and could divert the attention of our senior management. These lawsuits or any future lawsuits filed against us could seriously harm our business.

Substantial future sales of our ordinary shares may depress our share price.

          On May 10, 2004, ECI distributed 7,600,000 ordinary shares to its shareholders, which constituted approximately 42% of our outstanding shares at that time. As a result, ECI currently holds 2,890,325, or 15.9%, of our outstanding ordinary shares. In June 2004, ECI placed into an irrevocable trust 544,054 of our ordinary shares, which it withheld from its shareholders pursuant to Israeli tax law, with instructions to sell on the Nasdaq Stock Market to reimburse the tax payable by ECI to the Israeli government, subject to the terms of the trust and applicable securities laws. As of January 31, 2005, there were 195,321 shares still held in the trust.  The trust is the record owner of the withheld shares, and ECI is the sole beneficiary with respect to the proceeds of the sale of shares held by the trust.  An additional 369,035 shares are held by Telrad Networks Ltd. ECI and Telrad both have rights to require us to register their ordinary shares with the Securities and Exchange Commission. If our shareholders sell substantial amounts of our ordinary shares, including shares distributed by ECI to its shareholders and shares issued upon the exercise of outstanding employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time we deem appropriate.

Our stock price has decreased significantly and could continue to fluctuate significantly.

          The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since the first quarter of 2003. Even though our share price increased during the last half of 2004, numerous factors, many of which are beyond our control, have caused and may continue to cause the market price of our ordinary shares to fluctuate significantly, such as:

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

Item 4. Information on the Company

          A.        History and Development of the Company

          ECtel Ltd. is our legal and commercial name.  Until April 1998, we operated under the name ECI Telesystems Ltd. We were incorporated as a wholly-owned subsidiary of ECI Telecom Ltd. on April 4, 1990, under the laws of the State of Israel. Our principal executive offices are located at 43 Hasivim Street, Petah Tikva 49130, Israel and our telephone number is (972-3) 926-6102. Our agent in the United States, ECtel Inc., is located at 8211 W. Broward Blvd., Suite 460,  Fort Lauderdale, FL

          In March 2004, we sold our government surveillance business to Verint Systems pursuant to an asset purchase agreement, which is described below under Item 10.C “Additional Information–Material Agreements.”  Our chief executive officer resigned in January 2004 and this was followed by the resignation of six vice presidents during the balance of the first half of 2004, either in connection with the transaction with Verint Systems or for their own personal or professional reasons. In mid-February 2004, Eitan Naor assumed the position of president and chief executive officer. Mr. Naor assembled a new management team which has led our efforts in formulating a comprehensive recovery plan and is leading its implementation.

          The plan, which was launched during the second quarter of 2004 and whose implementation continued through the balance of 2004, was aimed at rebuilding our core telecom business.  To this end, the plan involved increasing our focus on sales execution, project delivery and customer support, with an emphasis on improving existing customer relationships, expanding the sales pipeline and closing pending deals. As part of these efforts, we established, in June 2004, a new department we refer to as the PSO (Professional Services Organization & Operations). The PSO is responsible for project development, field engineering, customer support, expert guidance and training. We believe that the establishment of the PSO will improve our capability to provide prompt responses to market needs, thereby both strengthening sales and improving customer retentions.

          The recovery plan also included measures to further reduce our cost structure. Specifically, it included steps intended to align our costs and revenues, including a material reduction of our global workforce and the consolidation of several of our activities, such as the closing of our main U.S. office and the elimination of our quality assurance product research and development team located in that office.  In connection with the implementation of the plan, we recorded $3.4 million in reorganization expenses associated with payroll expenses, disposal of fixed assets and rent contracts, termination penalty expenses and other costs. See Note 17 to our consolidated financial statements for the year ended December 31, 2004, included elsewhere in this annual report.

Principal Capital Expenditures

          Our principal capital expenditures in the past three years have been the purchase of equipment and other fixed assets used in our business (mainly in Israel). These purchases totaled approximately $2.1million in 2002, approximately $1.8 million in 2003 and approximately $ 0.9 million in 2004. Our capital expenditures in 2004 were spent primarily for the procurement of test and production equipment computers. We used internal working capital to finance these capital expenditures.

          B.        Business Overview

          The following description does not include our government surveillance business. Our surveillance solutions enabled governmental agencies to perform real-time, comprehensive surveillance on telecommunications networks. We sold this business to Verint Systems in March 2004.

General

          We develop and market fraud prevention and revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks. Our solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by:

•	detecting and preventing fraud;
•	supporting revenue assurance, including call leakage detection;

•	helping to settle interconnect disputes between operators; and
•	monitoring network usage and providing traffic-trends reports.

Industry Overview

          Changes in the Telecommunications Industry

          The telecommunications industry is characterized by, among others, the following factors:

          Convergence of Circuit-Switched and Packet-Switched Networks. Telecommunications networks of the early 1990s were not designed to handle the dramatic increases in data traffic which have been fueled by the growing use of the Internet. This led to the development of a new generation of data-oriented communications networks, often based on Internet Protocol, that use packet-networking technology, as an alternative to traditional, circuit-switched telephone networks. These packet-based, or next-generation, networks, however, are not expected to immediately replace circuit-switched networks. As a result, packet-switched and circuit-switched networks are expected to coexist and interconnect with each other for the foreseeable future, creating what is known as converged networks.

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

          Increased Focus on Revenue Assurance. Recently, in response to deteriorating industry conditions, service providers have often been forced to lower the prices they charge for value added services.  In turn, lower prices have resulted in lower profit margins for the service providers with respect to these value-added services. As a result, there is an increased need for service providers to ensure that they capture as much of the revenues associated with these value added services as possible. In addition, the recent increase in regulatory scrutiny by securities law and other regulators serve as an incentive for our potential customers to implement advanced revenue assurance systems, thereby improving the quality of their internal controls.

          Service Provider Challenges

          As service providers increase their focus on fraud prevention and revenue assurance, they face challenges in the following areas:

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

          In order for service providers to effectively address these challenges and remain competitive, they require comprehensive revenue assurance solutions to prevent fraud and accurately bill for interconnected transmissions. These solutions must be capable of processing tens of millions of sessions per day from an objective source, operating with hardware and software provided by multiple vendors and supporting the multiple technologies that exist in converged networks. In addition, solutions must be flexible in order to adapt easily to rapidly changing technologies.  Finally, service providers seek revenue assurance solutions that meet all of these objectives and provide a demonstrable and rapid return on investment.

The ECtel Solution

          We develop and market fraud prevention and revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks. Our products consist of proprietary software and hardware components, as well as off-the-shelf hardware and software components. We believe that our solutions provide our customers with the following benefits:

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

•

Real-Time Functionality. Our system platform is designed to collect, process and present data about the network in real-time. This allows our customers to react to network conditions and events generally as they occur. For example, using our fraud prevention product, a service provider can detect and interrupt fraudulent activity as it occurs or even before it begins, thereby reducing losses. This real-time functionality is of increasing importance with respect to data services that support high value transactions, such as on-line banking or securities trading, in which both the network provider and the subscriber bear the risk of substantial losses as a result of acts of fraud. In addition, using our quality-of-service monitoring products, a service provider can monitor network quality and detect service problems in its network. Based on this information, the provider can reroute traffic and initiate maintenance on its network within minutes.

•

Flexible, Scalable, Multi-Application Platform. Our system platform has been designed to meet the continually evolving requirements of service providers. Our platform is based on a modular architecture, which enables our customers to easily and cost-effectively add capacity and network coverage. In addition, because all of our applications run on the same platform, our customers can easily add new functionalities to their installed solution. Our solutions can also be easily upgraded to keep up with the rapid introduction of new technologies and services.

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

•

User-Defined Operational Parameters. Our system platform and applications provide service providers with the flexibility to have their personnel define the scope of the data they require and the preferred method of viewing this data. For example, a service provider’s quality assurance professional may use our quality-of-service products to view a bar graph showing the ratio of successful call connections to various destinations. At the same time, its marketing professional may use the same product to view usage information. Using a standard personal computer, each user can generate customized reports and easily select, organize and analyze the data relevant to the user.

Business Strategy

          Our objective is to be the leading provider of fraud prevention solutions and a significant player in revenue assurance software solutions worldwide. The following are key elements of our strategy:

•

Offer Comprehensive Fraud Prevention and Revenue Assurance Solutions.  We offer our service provider customers comprehensive fraud prevention and revenue assurance solutions to meet their fraud prevention and revenue assurance needs. We also seek to regularly add new applications to our products to enable our customers to meet the full range of fraud prevention and revenue assurance challenges that exist in converged networks. We continually seek to adapt our existing fraud prevention and revenue assurance solutions to be compatible with emerging technologies and services.

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

•

Focus on Leading Worldwide Service Providers. We focus our marketing efforts on leading worldwide service providers of wireline, wireless and next-generation communication services, many of whom have global affiliations. We have sold our solutions to many of the world’s largest telecommunications service providers, including Austria Telekom, Belgacom, Cable & Wireless Group, Hutchison H3G, MMO2, Portugal Telecom, MCI, Vodafone Sweden, Kievstar, Qwest Communications International, Swisscom, the Telefonica Group, Serbia Telecom and Rostelecom. We believe that sales to market leaders will assist our marketing efforts to other industry participants.

•

Maintain Direct and Interactive Relationships With Our Customers. We work closely with our existing customers, both to support the solutions already sold to them, and to provide additional consulting services to help them refine and upgrade their solutions. This enables us to market complementary products to our customers to meet their changing needs and to stay abreast of the evolving needs of the marketplace.

Products

          Revenue Assurance Solutions

          All of our revenue assurance solutions are based on our X-ellence® platform, which consists of:

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

          Data Analysis Applications. Our solutions analyze the data records created by the probes and mediation software and create the reports used for the revenue assurance needs of our clients. Our solutions are capable of collecting and analyzing reports in real-time for tens of millions of sessions per day.

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

          We have the following revenue assurance solutions that operate on our platform:

          Fraud Prevention Solutions

          Our fraud prevention solutions gather information about calls both in real-time and offline and compare it to fraudulent scenarios established within user-specified filter parameters, subscriber profiles and thresholds. When defined thresholds are reached, an alert is automatically generated and appropriate intervention can take place according to the user’s chosen parameters. Our FraudView® system provides comprehensive fraud detection and prevention solution for wireline, circuit-switched and next generation networks.

          Revenue Assistance Solutions

          Our revenue assurance solutions are designed to support service providers that offer multiple services and interconnect with numerous other providers on circuit-switched or packet-switched networks.

Sales and Marketing

          As of April 1, 2005, our direct sales force and marketing staff consisted of 26 employees. We market our fraud prevention and revenue assurance solutions to service providers worldwide, primarily through a direct sales force. Our sales staff operates out of our offices in Israel, the United States and Germany, and in addition we engage local sales representatives, distributors and sales consultants.  In Brazil and Singapore we engage full time sales consultants for management of sales activities in adjacent territories.

          Sales of our fraud prevention and revenue assurance solutions are made predominantly to large service providers and involve lengthy evaluation processes before the customers issue purchase orders. Because the purchase of our products is a relatively significant capital expenditure, prospective customers generally commit substantial resources to an evaluation of our solutions and require us to expend significant time, effort and money educating them about the value of our solutions. This sales cycle for our revenue assurance solutions is an average of between six and 18 months. Our primary marketing activities include raising awareness among existing and potential customers of the benefits provided by the features of our products. We utilize the sales and marketing services of local sales representatives for such activities. We also participate in exhibitions and industry trade shows in an effort to promote our products.

          We have sold our solutions to miscellaneous worldwide customers, including the following:

Belgacom

BellSouth group	MCI

Cable & Wireless Group	MM02

Cellcom	Portugal Telecom

Embratel	Qwest

Hutchison H3G	Swisscom

Kievstar	Telefonica Group

Serbia Telecom	Vodafone Sweden

Iusacell	CTBC

          In 2004, our top ten customers accounted for 74.8% of our revenues, with sales to three customers in Eastern Europe region accounting for 39.7% of our revenues and sales to one customer in Latin America accounting for 10.4% of our revenues.  In 2003, our top ten customers accounted for 75.1% of our revenues, with sales to one customer in the Europe accounting for 13.9% of our revenues and sales to one customer in Latin and North America accounting for 11.4% of our revenues.

          The following table shows a breakdown of our sales of products by geographical region during 2002, 2003 and 2004 (in thousands):

	Year ended December 31,

	2002	2003	2004

Israel	$997	$1,095	$852
Asia Pacific	21,110	2,234	1,117
North America	634	1,877	779
Europe	10,668	14,549	7,244
Other	2,100	1,369	68
South America	16,917	7,733	2,545

Total Revenues	$52,426	$28,857	$12,605

PSO (Professional Services Organization)

          In the summer of 2004 we formed a professional services organization (PSO). This organization consists of technical personnel possessing an in-depth understanding of customers’ business environments.  The PSO provides comprehensive consulting services, project management, training and on-going support, thereby maximizing the value of our Fraud Prevention (FraudView) and Revenue Assurance (CashView) solutions to our customers.

          We offer ongoing support services for our customers worldwide through our facilities in Israel, the United States and Germany.

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

Research and Development

          In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of March 31, 2005, 22 of our employees were engaged primarily in product development activities. We expect that we will continue to commit substantial resources to product development in the future.

          As a recipient of grants from the Office of the Chief Scientist, we are obligated to perform, in Israel, all development activities related to products under these grants, unless we receive an exemption. Know-how from the research and development which is used to produce these products may not be transferred to third parties without the approval of the Office of the Chief Scientist. Approval is not required for the export of any products resulting from the research and development based on these grants. For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, see “Item 5C - Research and Development, Patents and Licenses – Grants from the Office of the Chief Scientist.”

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

          Our competitors in the fraud prevention market are HP, Neural Technologies, FairIsaac, Azure and Subex. Our competitors in the sale of revenue assurance solutions include Azure, ConnexN, Subex, Elron Telesoft, Cape, WeDo and HP

          We believe that the principal competitive factors in the markets in which we compete are product functionality, the ability to provide effective and comprehensive solutions, pricing, timely introduction of new products, especially products of next generation networks, and responsive customer support.

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

          CashView®,  FraudView®, IC-Guard®,  I-Probe®, NeTrace®, NGN FraudView®, ProfEdge®, PreView®, X-ellence®, ValueRoute®, BillGuard®, FllowGuard®, ServeGuard®and X-pertView®are among our trademarks.

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

          C.        Organizational Structure

          Prior to May 10, 2004, ECI held of record 10,490,325, or approximately 57.9%, of our outstanding ordinary shares. On May 10, 2004 ECI distributed 7,600,000 ordinary shares to its shareholders. As a result, ECI holds 2,890,325, or 15.9%, of our outstanding ordinary shares. ECI is a provider of integrated network solutions which designs, develops, manufactures and markets digital telecommunications and data transmission systems, enabling network operators to deliver cost-effective services.

          We own all the outstanding shares of:

•	ECtel Inc., a Maryland corporation;

•	ECtel (2000) U.K. Ltd., a U.K. company; and

•	ECtel BV, a Dutch company which, in turn, holds all of the shares of ECtel GmbH, a German company.

          D.        Property, Plants and Equipment

          We have recently entered into a lease agreement for our new headquarters and main facilities in Rosh Ha’ayin, Israel.  The facilities  occupy approximately 37,232 square feet.  The lease period commences on July 10, 2005 and runs through June 30, 2015. We are entitled to shorten the term of the lease at any time following its fifth or sixth anniversary, subject to making certain penalty payments. We are further entitled to discontinue the lease on the seventh, eight, or ninth anniversaries, upon providing six months written notice, without any penalty payments.

          ECtel Inc., our U.S. subsidiary, leases approximately 1,500 square feet of office space in Florida. The term of the Florida lease is through June 30, 2006. Our U.K. subsidiary, ECtel (2000) U.K. Ltd., leased approximately 2000 square feet of office space in London, England until February 2005.

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

Overview

          We develop and market fraud prevention and revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks. Our solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by:

•	detecting and preventing fraud;

•	supporting revenue assurance, including call leakage detection;

•	helping to settle interconnect disputes between operators; and

•	monitoring network usage and providing traffic trend reports.

          Our business deteriorated in the first quarter of 2003, in which we experienced a sharp decline in revenues and recorded a net loss. Until then, we had maintained strong revenues and remained profitable despite the slowdown in the worldwide telecommunications industry, which resulted in decreases and delays in the procurement and deployment of new telecommunications equipment. We believe that the war in Iraq, including the lead-up thereto, contributed to the hesitancy of customers to commit to large technology investments. Our sales continued to decline in 2003 and during the first nine months of 2004.   During this period, we also experienced intensifying competition, causing us to lose potential contracts due to aggressive pricing on the part of some of our competitors. This reduction in revenues and prices resulted in worsening gross margins and increasing net losses. In response to this decline in revenues, we implemented cost-cutting measures in the second quarter of 2003.

          During much of 2003, we were engaged in negotiations with Verint Systems, to whom we sold our government surveillance business on March 31, 2004. This complex, protracted transaction diverted management attention and distracted our employees, further harming our operations. Moreover, we believe that rumors of a pending transaction with Verint System caused potential customers to award contracts to our competitors. Finally, our chief executive officer resigned in January 2004 and this was followed by the resignation of six vice presidents during the balance of the first half of 2004, either in connection with the transaction with Verint Systems or for their own personal or professional reasons. This further harmed our business and results of operations.

          In mid-February 2004, Eitan Naor assumed the position of president and chief executive officer. Utilizing his extensive experience in, and knowledge of, the telecom market, Mr. Naor assembled a new management team and led our efforts in formulating a comprehensive recovery plan.

          The plan, which was launched during the second quarter of 2004 and whose implementation continued through the balance of 2004, was aimed at rebuilding our core telecom business.  It also included measures to further reduce our cost structure. Specifically, it included steps intended to align our costs and revenues, including a material reduction of our global workforce and the consolidation of several of our activities, such as the closing of our main U.S. office in Maryland and the elimination of our quality assurance product research and development team located in that office.  In connection with the implementation of the plan, we recorded $3.4 million in reorganization and related expenses associated with payroll expenses, disposal of fixed assets and rent contracts termination penalty expenses and other costs.

          The sale of our government surveillance business generated proceeds of approximately $35 million, leaving us in a strong cash position that will enable our full implementation of the recovery plan. At March 31, 2005, we had cash and cash equivalents, short-term deposits and long-term investments of approximately $50 million.

          We believe that our results for the first quarter of 2005, in which we recorded revenues of $ 4.8 million and a net loss of $ 0.8 million, reflect increased revenues and decreased net loss in comparison with last three quarters of 2004. We believe that those results, along with maintenance renewals and extensions received from our installed base, indicate that our plan has started to take effect.  However, as detailed in “Item 3.D - Risk Factors”, there are still significant challenges to the success of our plan and there can be no assurance that it will succeed.

Results of Operations

          The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,

	2002	2003		2004

Revenues	100.0%	100.0%		100.0%
Cost of revenues	42.7	60.5		81.5

Gross profit	57.3	39.5		18.5
Research and development costs, net	17.4	34.9		43.2
Selling and marketing expenses	26.1	49.6		72.0
General and administrative expenses	17.0	58.8		67.4
Restructuring and related impairment costs	–	–		26.6
Goodwill impairment	–	20.9		17.3

Total operating expenses	60.5	164.2		226.5

Operating income (loss)	(3.2)	(124.7)		(208.0)
Financial income, net	(0.5)	(0.7)		(3.4)
Other income (expenses), net	(* )	(*	)	(*	)

Income (loss) from continuing operations before taxes on income	(2.7)	(124.0)		(204.6)
Taxes on income (tax benefit)	(* )	(0.1)		(0.2)

Net income (loss) from continuing operations	(2.7)	(124.1)		(204.4)

Net income (loss) from discontinued operations	35.7	(16.9)		(97.3)

Net income (loss)	33.0%	(141.0	) %	(107.1	) %

(*)	Represent a percentage less than 0.1%.

Comparison of 2004, 2003 and 2002

Revenues

          Revenues consist primarily of the sale of our hardware and software solutions, as well as hardware and software licenses of third parties, to telecommunications service providers. A small portion of our revenues comes from fees for maintenance and other services.  However, we expect service revenues to increase, both on an aggregate basis and as a percentage of revenues, due to the introduction of our PSO, whose activities we expect to generate service revenues.

          2004 vs. 2003

          Total revenues decreased by 56% from $28.9 million in 2003 to $12.6 million in 2004 due to the continued effects of extended negotiations with Verint Systems during the first quarter of 2004, the heavy turnover in senior management and the resultant transition as well as the costs and effects of implementing our recovery plan. These were slightly offset by an increase in revenues in the fourth quarter due to our recovery plan starting to take effect. Revenues were also slightly impacted by continued industry-wide price erosion resulting from an enhanced competitive environment and global economic conditions.

           2003 vs. 2002

          Total revenues decreased 45% from $52.4 million in 2002 to $28.9 million in 2003 due mainly to the general slowdown in the telecommunications market, exacerbated by the war in Iraq, which contributed to the hesitancy of customers to commit to large technology investments, and intensifying competition. Our revenues were also adversely affected by the extended negotiations with Verint Systems, reorganization activities and management transition. Revenues were also impacted by industry-wide price erosion resulting from an enhanced competitive environment and global economic conditions.

          The following is the breakdown of our revenues by geographical distribution and as a percentage of total revenues for the years indicated (continuing operations only):

(in millions)	2002		2003		2004

Israel	$1.0	1.9%	$1.1	3.8%	$0.9	6.8%
Asia Pacific	21.1	40.3%	2.2	7.8%	1.1	8.9%
North America	0.6	1.2%	1.9	6.5%	0.8	6.2%
Europe	10.7	20.3%	14.6	50.4%	7.2	57.5%
Other	2.1	4.0%	1.4	4.7%	0.1	0.4%
South America	16.9	32.3%	7.7	26.8%	2.5	20.2%

Total Revenues	$52.4	100.0%	$28.9	100.0%	$12.6	100.0%

Cost of Revenues

          Cost of revenues consists primarily of the direct cost of materials, employee compensation expenses, payments to sub-contractors and outsourcing, payments to consultants, depreciation related to manufacturing, allocated overhead, installation and support of our products, changes in inventory and royalties to the Office of the Chief Scientist in Israel.

          2004 vs. 2003

          Gross profit decreased by 79.5% from $11.4 million in 2003 to $2.3 million in 2004. Our gross profit margin decreased from 39.5% in 2003 to 18.5% in 2004.  This decrease derives primarily from the following:

(1)          Our low volume of revenues in 2004 compared with 2003, together with high fixed costs, reduced gross margins significantly, especially in the first half of 2004, which was prior to our implementation of the cost cutting measures of our recovery plan.

(2)          As a part of the sale of our governmental surveillance business to Verint Systems and the recovery plan we subsequently implemented, we made a one-time write-off in the amount of $915,000 relating to inventory of certain components which we believed could not be used in the future

          2003 vs. 2002

          Gross profit decreased 62.1% from $30.1 million in 2002 to $11.4 million in 2003. Gross profit margin decreased from 57.3% in 2002 to 39.5% in 2003. This decrease derives primarily from the following:

(1)          Our cost of revenues includes both fixed and variable costs. The decrease in our revenues in 2003 compared to 2002 combined with our fixed costs remaining at similar levels in 2003 as they were in 2002 reduced gross margins significantly.

(2) The industry-wide price erosion resulting from an enhanced competitive environment and global economic conditions.

Operating Expenses

($ in millions)	Year ended December 31,			% Change 2003 vs. 2002	% Change 2004 vs. 2003

	2002	2003	2004

Research and development costs, net	9.1	10.1	5.4	10.1	(46.5)
Selling and marketing expenses	13.7	14.3	9.1	4.5	(36.4)
General and administrative expenses	8.9	17.0	8.5	90.7	(50.0)
Restructuring and related impairment costs	–	–	3.4	N/A	N/A
Goodwill impairment	–	6.0	2.2	N/A	(63.3)
Total operating expenses	31.7	47.4	28.6	49.2	(39.7)

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

          2004 vs. 2003

          Research and development costs, net decreased by 46% from $10.0 million in 2003 to $5.4 million in 2004. This decrease reflected a decrease in gross research and development costs from $10.9 million in 2003 to $6.8 million in 2004, which decrease was primarily due to a reduction in headcount due to implementation of our recovery plan. Research and development grants from the Office of the Chief Scientist increased by 61.9% from approximately $0.8 million in 2003 to $1.4 million in 2004.

          2003 vs. 2002

          Research and development costs, net increased 10.1% from $9.1 million in 2002 to $10.1 million in 2003. This increase reflected an increase in gross research and development costs from $10.0 million in 2002 to $10.9 million in 2003, which was primarily due to an increase in materials and subcontracting expenses in 2003 as well as an increase in purchased technology amortization partially offset by a decrease in labor expenses due to the cost-cutting measures that we took in the second quarter of 2003. Research and development grants from the Office of the Chief Scientist decreased 5.3% from approximately $0.9 million in 2002 to $0.8 million in 2003.

Selling and Marketing Expenses

          Selling and marketing expenses consist primarily of employee compensation expenses, payments to consultants, agents’ commissions and costs associated with advertising, exhibitions, market research, industry trade shows, travel and allocated overheads.

          2004 vs. 2003

          Selling and marketing expenses decreased 36.6% from $14.3 million in 2003 to $9.1 million in 2004.  The decrease was due to reduced headcount, reductions in related expenses during 2004 and the decrease in agent commissions due to the reduction in revenues.

          2003 vs. 2002

          Selling and marketing expenses increased 4.5% from $13.7 million in 2002 to $14.3 million in 2003.  The increase was due primarily to the continuing expansion of our worldwide sales and marketing organization, and due to an increase in the rates of agent commissions.

General and Administrative Expenses

          General and administrative expenses consist primarily of employee compensation expenses, professional fees, including legal and accounting fees, recruiting costs, allocated overheads and the provision for doubtful debt.

          2004 vs.2003

          General and administrative expenses decreased 49.9% from $17.0 million in 2003 to $8.5 million in 2004.  The decrease was primarily due to decrease in expenses for doubtful debts from $13.2 million in 2003 to $4.7 million in 2004 due both to reduced sales in the second half of 2003 and during 2004 and due to  improved credit worthiness in the telecommunication industry.

        2003 vs. 2002

          General and administrative expenses increased 90.7% from $8.9 million in 2002 to $17.0 million in 2003.  This increase was primarily due to an increase in expenses for doubtful and bad debts from $5.5 million in 2002 to $13.2 million in 2003 due to worsening of credit worthiness in the telecommunication industry.

Restructuring and related impairment costs

          As a part of our board’s June 2004 decision to focus on our core products and to abandon certain products as well as engage in overall cost reductions, in 2004 we recorded $3.4 million in reorganization expenses associated with payroll expenses, disposal of fixed assets, rental contract termination penalties and related expenses.

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

          In June 2003 and 2004, due to significant reduction in our revenues, goodwill was impaired. We obtained an independent appraisal to assess whether the goodwill carried on our books needed to be written down. We impaired the goodwill by $2.2 million in 2004 and $6.0 million in 2003 to its fair value in the amount of $8.1 million as at December 31, 2004.

          Please see Note 7 to our consolidated financial statements appearing elsewhere in this annual report.

Operating profit (loss)

          2004 vs.2003

          Operating loss decreased from $36.0 million in 2003 to $26.2 million in 2004. This decrease was primarily due to a decrease in all components of operating expenses as a result of the implementation of our recovery plan. In addition, while  goodwill impairment expenses  amounted  to $6.0 million in 2003, in 2004 we had goodwill impairment expenses of $2.2 million and restructuring expense of $3.4 million.

          2003 vs. 2002

          Operating loss increased from $1.7 million in 2002 to $36.0 million in 2003. This increase was primarily due to a decrease in revenues, as well as a decrease in gross profit margins, an increase in research and development costs, net, and in general and administrative expenses and the goodwill impairment expenses of $6.0 million recorded in 2003.

Financial income, net

         2004 vs. 2003

          Financial income, net increased 128.1% from $192,000 in 2003 to $438,000 in 2004.  This increase was primarily due to our increased investments in marketable securities enabled by receipt of the proceeds from the sale of our government surveillance business.

          2003 vs. 2002

          Financial income, net decreased 28.6% from $269,000 in 2002 to $192,000 in 2003.  This decrease was primarily due to the reduction in cash and cash equivalents as well as a reduction in interest rates we received on our cash and cash equivalents and currency revaluations.

Taxes on Income (Tax Benefit)

          2004 vs. 2003

          We incurred a tax expense of $38,000 in 2003, compared with a tax benefit of $30,000 that we received in 2004, which benefit was primarily related to a revised estimation based on our discussion regarding our tax assessment.  For more information regarding this assessment, please see Note 12 to our consolidated financial statements.

          2003 vs. 2002

          We received a tax benefit of $29,000 in 2002, compared with a tax expense of $38,000 in 2003, which benefit was primarily related to a revised estimation based on our discussion regarding our tax assessment. In 2002 a large portion of our pre-tax income resulted from our Israeli operations, offset by the pre-tax loss from our U.S. operations. Our effective tax rate in Israel is significantly lower than our effective tax rate in the United States.

Net income (loss) from continuing operations

          Net loss from continuing operations was $1.4 million in 2002 compared with net loss of $35.8 million in 2003 and net loss of $25.8 million in 2004. Net loss from continuing operations margin was 2.7% in 2002, Net loss from continuing operations margin increased from 124.1% in 2003 to 204.6% in 2004. These changes were primarily due to the significant decrease in revenues.

Net income (loss) from discontinued operations

          Net income from discontinued operations was $12.2 million in 2004 compared with net loss of $4.8 million in 2003 and net income of $18.7 million in 2002.

Net (loss) income

          2004 vs. 2003

          Net loss was $40.7 million in 2003 compared with net loss of $13.5 million in 2004. This change is due to the decrease in net loss from continuing operations as a result of implementation of our recovery plan, which resulted in a decrease in expenses during 2004, and from income from the sale of our government surveillance business.

          2003 vs. 2002

          Net income was $17.3 million in 2002 compared to net loss of $40.7 million in 2003. This change derived from the increase in net loss from continuing operations as well as the shift from net income to net loss of our discontinued operations.

Critical Accounting Policies

          The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. For a full discussion of the application of these and other accounting policies, see Note 2 in the notes to our consolidated financial statements.

          Revenue Recognition

         Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenues, as discussed below. However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

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

          Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales.  Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with statement of position 81-1 (SOP 81-1).  The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract using an output measure method made in terms of results achieved and based on time invested and contract milestones.  In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

          Inventory

          Inventories are stated at the lower of cost or market. As regards to raw materials (including components), the cost is determined on the moving average basis. As regards to work in process and finished products: (1) the cost of raw materials and components is determined on the moving average basis and (2) labor costs and the cost of overhead components are determined on the basis of actual manufacturing costs. We evaluate inventory value in connection with damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. If actual market conditions are less favorable than those projected by us or if there is no future demand for part or all of our inventories, we will need to write off the affected inventories. This would result in an increase in our operating expenses. For example, in the first half of 2004, we recorded an inventory write off of approximately $915 thousand in connection with inventory that became obsolete or that we estimate that we will not be able to sell.

          Allowance for Doubtful Debts

          Our financial statements include an allowance, which we believe reflects adequately the loss inherent in receivables for which collection is in doubt. In determining the fairness of the allowance, we review and consider information at hand about debtors’ financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors. At year-end, we used our best estimate to assess the recoverability of open accounts. If there is a major deterioration in a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected. This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables.

          Goodwill and other intangible assets

          We adopted SFAS No. 142 requirements regarding goodwill and other intangible assets with indefinite useful lives. In 2002 an independent expert examined the value of the reporting unit to which the goodwill was attributed. We concluded that, in accordance with SFAS No. 142, there was no impairment in the value of the goodwill.

          In June 2003 and 2004, due to significant reduction in our revenues, it was determined that goodwill had been impaired.  We obtained an independent appraisal to assess whether goodwill carried on the books needed to be written down.

          The independent appraisal was conducted in accordance with paragraphs 19-22 of SFAS 142, which requires a two-step analysis.  The first step used the discounted cash flow approach to measure the fair value of our reporting unit, the result of which indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value.  The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill.  In the second step, the appraisal assigned the fair value of our reporting unit, as determined in the first step, to the reporting unit’s individual assets and liabilities.  The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the implied fair value of the goodwill.  In the second step, the appraisal assigned the fair value of our reporting unit, as determined in the first step, to the reporting unit’s individual assets and liabilities.  The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill.

          We impaired the goodwill to its fair value by $2.2 million and $6.0 million as at June 30, 2004 and 2003, respectively.

          We believe that there is currently no need for additional analysis. However, if our estimates regarding future revenues, operating expenses or other assumptions made in order to determine the fair value of the reporting unit to which goodwill was attributed, need to be adjusted, the fair value estimation of the reporting unit could be adversely affected. As a result, we may be required to amortize part or all of the goodwill, which would result in an increase in our operating expenses.

          The estimated useful life of other purchased technology was changed as of April 2004 from 5 years to 2.5 years.  The change was based on our management’s estimation with regard to the useful life of this technology and the development of a replacement solution for the year 2006 and beyond.  Therefore, the amortization period has been adjusted for this change.

          Deferred Taxes

          We account for income taxes under SFAS 109, “Accounting for Income Taxes”.  Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization, are included in the balance sheets, when, in our estimation, their realization is more likely than not. At December 31, 2003, we estimated that deferred taxes could be utilized against the gain on the sale of our government surveillance business. However, after further consideration we have revised our estimations, and currently believe that no deferred tax can be utilized against the gain on the sale of the government surveillance business.  Therefore the balance of 2003’s deferred tax was expensed to the statement of profit and loss.

          Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We have decided not to recognize deferred tax benefits based on our expectation that future taxable earnings will not be achieved. A valuation allowance has been made for certain of our deferred tax assets and those of our subsidiary companies, where we believe that it is more likely than not that a portion of the deferred tax assets will not be realized. We have made a valuation allowance, as we are uncertain as to whether loss carry forwards will be utilizable in the foreseeable future.

          Impairment of long-lived assets and assets to be disposed of

          We have investments in tangible and intangible long-lived assets. Changes in technology or changes in our intended of these assets may cause the value of these assets to change.

          We account for long-lived assets under the provisions of FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. See also Note 19 to our consolidated financial statements.

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

          B.           Liquidity and Capital Resources

          As of December 31, 2004, we had $34.4 million in cash and cash equivalents, compared to $28.0 million in cash and cash equivalents as of December 31, 2003. As of December 31, 2004, we had $4.0 million in short-term deposits and marketable securities and $10.8 million in long-term marketable securities.

          A significant part of our capital resources as of December 31, 2004 was comprised of $35 million of proceeds from the sale of our government business to Verint Systems. However, during the second half of 2004 our cash burn was significantly decreased and in the first quarter of 2005, we generated a positive cash flow.

          Net Cash Provided by/Used in Operating Activities.  Net cash used in our operating activities was approximately $21.6 million in 2004. Cash used in operations for 2004 was primarily attributable to net loss of $13.5 million plus a decrease in trade payables and other payables and accrued liabilities, which was offset by a decrease in trade receivables. The decrease in trade and other payables was primarily attributable to our slight decrease in activity and employee layoffs during 2004. The decrease in trade receivables was primarily attributable to a decrease in revenues recorded during 2004 and an increase in the net balance of provision for doubtful debts from $14.6 million in 2003 to $19.2 million in 2004.

          Net cash used in our operating activities in 2003 was approximately $14.3 million, compared with net cash provided by operating activities in 2002 of $13.3 million. Cash used in operations for 2003 was primarily attributable to net loss of $40.7 million plus a decrease in trade payables and other payables and accrued liabilities which was offset by a decrease in other receivables and trade receivables.   The decrease in trade receivables was primarily attributable to a decrease in revenues recorded during 2003 and an increase in the net of provision for doubtful debts from $5.8 million in 2002 to $14.6 million in 2003.

          From time to time, we sell trade accounts receivable to unaffiliated financial institutions. During 2004 we sold trade account receivables aggregating $2.8 million. Our ability to sell such receivables to these financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

          Capital Expenditures. Our capital expenditures were $1.0 million in 2004, $1.8 million in 2003 and $ 2.1 million in 2002. Our capital expenditures in each of these periods related primarily to the purchase of testing and computer equipment. In addition, we invested $0.9 million and $0.3 million for rights to technology in 2003 and 2002, respectively.

          We invest in capital expenditures pursuant to the requirements applicable to our approved enterprise programs. At December 31, 2004, in order to comply with current approved programs, $0.2 million remains to be invested.  These programs provide us with tax benefits in the future.

          Net Cash Provided by/Used in Financing Activities. Our financing activities provided $161,000 in 2004 and $169,000 in 2003, primarily due to the issuance of our ordinary shares to employees upon the exercise of share options.

          Bank Credit. In September 2002, we entered into an arrangement with an Israeli bank which supplies us with various credit facilities and/or banking services, such as bank guarantees to our customers to guarantee our contractual obligations to such customers. As of December 31, 2004, outstanding bank guarantees totaled approximately $1.9 million.  In connection with this arrangement, we executed a negative pledge in favor of the bank, in which we undertook not to perform the following without the bank’s prior written consent:

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

Corporate Tax Rate

          Generally, Israeli companies are subject to corporate tax at the rate of 34% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003.  The corporate tax rate was reduced in June 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter.  However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

          Our manufacturing facilities in Petah Tikva have been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959.  Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2016 to a reduced tax rate of a maximum of 25%. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. Based on our information as to share ownership as at December 31, 2004, our tax rate for 2004 applicable to our taxable income derived from approved enterprises was 20%.  However, according to the Law for the Encouragement of Capital Investments, the tax benefits of the law require us to invest in qualifying assets.  To the extent that we invest in non-qualifying assets, we would not be entitled to the tax benefits under the law for a portion of our taxable income reflecting the ratio of our qualifying to non-qualifying assets.

          In 2001, we acquired technology from a wholly owned subsidiary and applied to have this asset recognized as a qualifying asset under our investment program. As of the date of this report, we have yet to receive an official response. See “Item 10E – Taxation” below and Note 12 to our consolidated financial statementsfor more information on our income taxes.

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

          The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

1998	8.6	17.6	(9.0)
1999	1.3	(0.2)	1.5
2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.8)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	(1.2)	(1.6)	(2.8)

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

Market Risk

          For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

          C.        Research and Development, Patents and Licenses

          In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market. Our research and development expenses, net were $5.4 million for the year ended December 31, 2004, $10.0 million for the year ended December 31, 2003 and $9.2 million for the year ended December 31, 2002.  As of March 31, 2005, 22 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future.

Grants from the Office of the Chief Scientist

          From time to time we receive grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. We recorded grant participations from the Office of the Chief Scientist totaling $0.9 million in 2002, $0.8 million in 2003 and $1.4 million in 2004. Pursuant to the terms of these grants we are obligated to pay royalties of 3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2004, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $3.3 million.

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

          The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding.  The technology is, however, subject to transfer restrictions, as described below.  These restrictions may impair our ability to sell our technology assets or to outsource manufacturing and the restrictions continue to apply even after we have paid the full amount of royalties payable for the grants.  In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

          The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to the following conditions:

•

Transfer of Technology. If the committee approves the transfer of OCS-backed technology, such a transfer would be subject to the payment to the OCS of a portion of the consideration we receive for such technology.  The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to our total investment in the technology, but in no event less than the amount of the grant. However, in the event that in consideration for our transfer of technology out of Israel we receive technology from a non-Israeli entity for use in Israel, we would not be required to make payments to the OCS if the approval committee finds that such transfer of non-Israeli technology would significantly increase the future return to the OCS.

•

Transfer of Manufacturing Rights. The committee is authorized to approve transfers of manufacturing rights only if the transfer is conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

•

Merger or Acquisition. If the committee approves a merger or similar transaction in which the surviving entity is not an Israeli company, such a transaction would be subject to the payment to the OCS of a portion of the consideration paid.  The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to the total investment in the company, net of financial assets that the company has at the time of the transaction, but in no event less than the amount of the grant.

In the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.

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

          The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel were reduced in 1998 and again in 2004, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

          D.        Trend Information

          Beginning in late 2000 and continuing into 2003, the deterioration of the global economy in general and economic uncertainty in the telecommunications market in particular resulted in a decline of capital investment by telecommunications service providers This decline in capital expenditures significantly reduced our sales and also resulted in pressure on the prices we charge for our products. Recovery of the telecommunication market was evident in 2004.  However, of the two principal markets in which we compete, (a) the fraud prevention solution market remained highly competitive with revenue levels still not rising to their pre-crisis levels and (b) the revenue assurance market is still developing and fragmented, consisting of quite a few smaller sized participants and lacking major software vendors.

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

          F.        Tabular Disclosure of Contractual Obligations

          The following table sets forth, as of December 31, 2004, our known contractual obligations by type of obligation and for the periods indicated:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations (vehicles and facilities)	$2,969	$1,188	$1,361	$420	-

Total	$2,969	1,188	$1,361	$420	-

As to our royalty obligations and outstanding guarantees as at December 31, 2004, see Note 10 to our consolidated financial statements included elsewhere in this annual report.

Item 6. Directors, Senior Management and Employees.

          A.        Directors and Senior Management

          The following table sets forth information with respect to our directors and senior managers:

Name	Age	Position

Eitan Naor	42	President, Chief Executive Officer and Director
Ron Fainaro	37	Senior Vice President and Chief Financial Officer
Itzik Weinstein	46	Senior Vice President for Professional Services & Operations
Bruno Escojido	39	Senior Vice President, Worldwide Sales
Nancy Yavne	51	Senior Vice President, R&D
Itzik Dvir	39	Vice president, CTO
Noam Kimmel	45	Vice President, Management Resources
Hadar Solomon	48	Vice President, General Counsel and Corporate Secretary
Harel Beit-On (1) (3)	45	Chairman of the Board of Directors
Prof. Gil Epstein (1) (2) (3)	40	Director
Giora Bitan (1) (3)	51	Director
Rami Entin (2) (3)	53	Director
Talia Livni (1) (2) (3)	62	Director

(1) Member of the compensation committee
(2) Member of the audit committee
(3) Member of the investment committee

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

          Ron Fainaro has served as our Senior Vice President and Chief Financial Officer since June 1, 2005.  Mr. Fainaro replaced Mr. Avi Goldstein, who served as our Senior Vice President and Chief Financial Officer since September 2001 and left our company to pursue other business opportunities.  Prior to joining us, Mr. Fainaro served as CFO and Vice President of the American operations of Tecnomatix Technologies Ltd., a global software company.  Prior to his position at Tecnomatix, Mr. Fainaro served as the CFO of Lucent Technologies (Waveaccess), a former division of Lucent Technologies and as the CFO of Habas Group. Mr. Fainaro is a certified public accountant.  He holds a B.A in Accounting from Tel-Aviv University and a B.Sc in Physics and Materials Engineering from the Technion - Israel’s Institute of Technology, both with honors.

          Itzik Weinstein has served as our Senior Vice President for Professional Services & Operations since July 2004. Prior to that he was Vice President - Customer Services and Product Management at VocalTec since the year 2000. Prior to this position, Mr. Weinstein served as Engineering Site Manager at NetManage since the year 1999, and Software Engineering Manager of KLA-Tencor Corporation’s optical metrology division since the year 1995. Mr. Weinstein holds an MBA from the Kellogg-Recanati Executive MBA Program of Tel Aviv University and a B.Sc. in Computer Engineering from the Technion - Israel Institute of Technology.

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

         Nancy Yavne has served as our Senior Vice President of R&D since December 2004. From 1997 to November 2004, she founded and led the Sun Microsystems Israel Development Center. Prior thereto, she served as Group Development Manager at Comverse from 1995 to 1996 and was Director of Programming Environments with Sun Microsystems, Inc. based in California from 1988 to 1994. Ms. Yavne holds a B.S. in Psychology and an M.Sc. in Computer Science from the University of California, Los Angeles.

          Yitzik Dvir has served as our Chief Technology Officer since December, 2004, and prior thereto he was our Vice President of Projects and R&D since October 2003. From 1999 to September 2003, Mr. Dvir served as our Director of Customer Projects. Prior to joining ECtel, Mr. Dvir served as Technical Director in RAD WIN from 1998 to 1999 and as Manager of Projects Group in ECI from 1993 to 1996. He holds a B.Sc. in Electronic Engineering from Tel Aviv University.

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

          Harel Beit-On has served as Chairman of our Board of Directors since June 21, 2004. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from December 2001 and as a Director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until February 2004 Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 until October 2002. From 1994 to 1996, Mr. Beit-On served as Chief Operating Officer of Tecnomatix. Between 1991 and 1994, Mr. Beit-On served as Executive Vice President of Sales and Engineering of Tecnomatix. From 1988 to 1991, Mr. Beit-On served as President of Tecnomatix’s United States Sales and Support subsidiary. From 1985 to 1988, Mr. Beit-On served in various marketing positions with Tecnomatix. Mr. Beit-On holds a B.A. degree in Economics from the Hebrew University and an M.B.A. degree from MIT.

          Professor Gil Epstein has served as one of our directors since June 2000. Prof. Epstein has been a member of the Department of Economics at Bar-Ilan University since 1996 and is currently Vice-Chairman of the Department.   Prior to that, he was a visiting lecturer at the University of Pennsylvania (Department of Economics). Prior to that, Prof. Epstein was a lecturer in the Department of Economics and Department of Statistics at the Hebrew University in Jerusalem. Prof. Epstein holds a B.A., M.A. and Ph.D. in Economics and Statistics from the Hebrew University of Jerusalem.

          Giora Bitan has served as one of our directors since October 2002. Mr. Bitan has served as Executive Vice President and Chief Financial Officer of ECI since joining ECI in August 2002. From 1997 to 2002, Mr. Bitan was a general partner at Giza Venture Capital, where he focused on investments in the communications and software sectors. From 1982 until 1996, he served in senior management positions in Scitex Corporation Ltd., nine years of which he served as Executive Vice President and CFO. Mr. Bitan holds an MBA from the University of California at Los Angeles and a BA in Economics and International Relations from the Hebrew University in Jerusalem.

          Rami Entin has served as one of our directors since June 2004.  From 2001 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin is a director of Maccabee-Dent, which is engaged in the management and operation of dental clinics, and is an external director of Solomon Holdings Ltd., an Israeli publicly traded construction company. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

          Talia Livni has served as one of our directors since June 2004.  Since 2002, Ms. Livni has served as president of Naamat – The Movement for the Advancement of Status of Women. From 1997 until 2001, she served as the legal advisor of the Israeli General Federation of Labor. From 1992 until 1997, she served as Head of the Human Resources Division of the Israeli Ministry of Defense. From 1975 until 1992, Ms. Livni served as Senior Deputy Legal Advisor to the Israeli Ministry of Defense. From 1973 until 1975, Ms. Livni served as Legal Adviser to RAFAEL Israel Armament Development Authority Ltd. Ms. Livni also served as an external director of Tecnomatix from August 2000 until its acquisition by UGS Corp. in March 2005.

          There are no family relationships between any director or senior manager.

          B.        Compensation

          The aggregate direct remuneration paid during 2004 to executive officers and directors as a group (12 persons ), as well as remuneration paid to former executives in connection with their termination, was approximately $4.5 million. This amount also included payments made to Mr. Avi Goldstein, our former Senior Vice President and Chief Financial Officer, during 2004.  This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors, and our other directors do not receive any fees except as described below.

          Our board of directors granted options to executive officers to purchase an aggregate of 580,000 ordinary shares, at an exercise price ranging $2.81–3.56 per share, during 2004. The exercise price was equal to the fair market value of our ordinary shares on the date of grant. These options’ vesting is spread over various periods commencing on various dates from May 2004 and ending December 2008, unless terminated sooner in accordance with their terms.

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

Audit Committee

          Nasdaq Requirements

         Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of Nasdaq applicable to listed companies.  Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least three independent directors on our audit committee.  We have appointed such audit committee. Pursuant to the Sarbanes-Oxley Act of 2002, the Nasdaq National Market has introduced new listing standards requiring all members of an audit committee to comply with tightened independence requirements.  All members of our audit committee currently comply with those requirements.

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

Outside Directors

          Under the Companies Law, public companies are required to have at least two outside directors. Our outside directors are Prof. Gil Epstein and Talia Livni.

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

          The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If all directors are of the same gender, the next new outside director elected must be of the other gender.  Each committee of a company’s board of directors is required to include at least one outside director, except for the audit committee, which is required to include all outside directors. The Companies Law was recently amended to require that in a public company, in addition to the one outside director with the financial and accounting expertise (See “–Outside Directors” section below), such number of directors as will be determined by the board of directors, shall have financial and accounting expertise. This amendment will only take effect after the adoption of regulations to define the prerequisites for meeting these qualifications.

Other Committees

          Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. In addition to our audit committee, which is described above, our board of directors has also appointed a compensation committee, which reviews and handles certain compensation matters, and an investment committee, which reviews and approves our investment policy.

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

Nasdaq Listing Requirements

          Recently adopted Nasdaq rules enable foreign private issuers, such as ourselves, to comply with the prevalent practice in our jurisdiction of incorporation in place of certain Nasdaq listing requirements. To the extent that we choose to do so, we will be required to disclose in our annual reports filed with the Commission each Nasdaq listing requirement that we do not follow and describe the home country practice we follow in lieu of such requirement.

          D.        Employees

          Number.  The following table describes the number of our employees as of March 31, 2005 and December 31 of each of the indicated years:

	March 31, 2005	2004	2003	2002
Approximate numbers of employees by geographic location:

Israel	119	117	217	251

United States	10	12	43	47

Europe and elsewhere	11	14	21	22

Total workforce	140	143	281	320

Approximate numbers of employees by category of activity:

Management and administration	22	20	21	23

Research and development + Testing + Customization	41	49	117	133

Operations	8	8	23	25

Sales and marketing	26	28	58	68

Other (project managers, field engineering, customer support, etc.)	43	38	62	71

Total workforce	140	143	281	320

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

          E.        Share Ownership

          Security Ownership of Our Directors and Executive Officers

          Other than Harel Beit On and Giora Bitan, as of May 31, 2005, none of our directors or executive officers beneficially owns shares, including options to acquire our ordinary shares that are vested or vest within 60 days, which represent more than 1% of our outstanding ordinary shares. Mr. Beit On, in the capacity of his position as General Partner of Carmel V.C. Ltd., may be deemed to beneficially own options to purchase 181,153 of our ordinary shares, and Mr. Bitan, in his capacity as Executive Vice President and Chief Financial Officer of ECI, may be deemed to beneficially own the 2,890,325 shares of our company owned by ECI. As of May 31, 2005, our officers and directors as a group held 2,896,269 of our ordinary shares and options to purchase additional  1,709,242 of our ordinary shares. The following table sets forth detailed information about the granted options, for the periods indicated:

Grant date	Exercise price	Granted amount	Vested options	Non-vested options	Options which were exercised
2000	$4.66-15.75	427,850	320,300	-	107,550
2001	$8.82-11.55	251,000	221,500	-	29,500
2002	$7.90	127,000	84,666	42,334	-
2003	$4.67	40,000	26,664	13,336	-
2004	$2.63-3.56	852,308	382,580	469,728	-
2005	$3.64-3.70	220,000	10,000	210,000	-

		1,918,518	1,045,710	735,398	137,050

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

          In 2003, our board of directors adopted the “ECtel Ltd. 2003 Share Option Plan” for our officers, directors and consultants who are Israeli residents.  Pursuant to the Israeli tax reform (described below under Item 10E – “Taxation-Israeli Taxation”), our board of directors resolved to elect the “capital gains route.” Accordingly, subject to the fulfillment of certain conditions, gains realized by Israeli residents from the sale of shares issued upon exercise of options will be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 50%). Also in 2003, our board of directors adopted the “ECtel Ltd. U.S. Employee Stock Option Plan” for residents of the United States to enable eligible grantees to benefit from favorable U.S. federal income tax treatment of options that qualify as incentive stock options. These plans were approved by our shareholders and currently have pools of 1,700,000 shares and 50,000 ordinary shares, respectively. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors.

          In September 2004, our shareholders resolved to increase the number of Ordinary Shares underlying our 2003 Share Option Plan from 200,000 Ordinary Shares to 1,700,000 Ordinary Shares and to decreases the number of Ordinary Shares underlying our other share option plans (other than the 2003 U.S. Stock Option Plan) by an aggregate of (i) 490,266 Ordinary Shares as of the date of said resolution and (ii) 437,933 Ordinary Shares underlying the then outstanding options, which were scheduled to expire within 30 days following the date of said resolution.

          As of May 31, 2005, options to purchase a total of 3,292,271 of our ordinary shares were outstanding. As of May 31, 2005, options to purchase an aggregate of 1,330,190 ordinary shares granted under the plans have been exercised. During 2005, our board of directors granted options to our employees, including executive officers, to purchase an aggregate of 220,000 ordinary shares. The exercise price was equal to the fair market value of our ordinary shares on the date of grant. These options’ vesting is spread over various periods commencing on various dates from May 2005 and ending August 2009  unless terminated sooner in accordance with their terms.

Item 7. Major Shareholders and Related Party Transactions

          A.        Major Shareholders

          The following table shows the number of our ordinary shares beneficially owned by the only shareholders known to us as of March 31, 2005, to beneficially own more than 5% of our outstanding ordinary shares. As of that date, 18,151,172 of our ordinary shares were issued and outstanding. In accordance with the rules of the Securities and Exchange Commission, the number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days, but excludes the shares underlying options or warrants held by any other person.

	Shares Beneficially Owned

Name	Number	Percentage

Koor Industries Ltd. (1)	3,937,452	21.7%
ECI Telecom Ltd. (2)	2,890,325	15.9%
FMR Corp. (3)	2,489,862	13.7%
Royce & Associates, LLC (4)	1,399,900	7.7%
Clal Electronics Industries Ltd. (5)	1,067,556	5.9%

(1) Based upon a Schedule 13D filed in June 2004. Includes 369,035 ordinary shares and currently exercisable warrants to purchase 1,000,000 ordinary shares at an exercise price of $24 per share and 250,000 ordinary shares at an exercise price of $28 per share, held by Telrad Networks Ltd., which is a subsidiary of Koor Industries Ltd. Also includes 2,318,417 ordinary shares held by M.A.G.M. Chemistry Holdings Ltd., which is a subsidiary of Koor Industries Ltd. M.A.G.M. is a shareholder of ECI and acquired its ECtel shares in ECI’s share distribution in May 2004. Koor Industries Ltd. is an Israeli corporation whose ordinary shares are traded on the Tel Aviv Stock Exchange and whose ADRs (American depositary shares) are traded on the New York Stock Exchange.

(2)  Based upon a Schedule 13G/A filed in August 2004. We were initially a wholly owned subsidiary of ECI. After the completion of our initial public offering in October 1999, ECI owned approximately 74% of our ordinary shares. In March 2002, ECI sold 1,572,175 ordinary shares to institutional investors in a private placement, which reduced its interest in us to approximately 59%.  In May 2004, ECI distributed 7,600,000 ordinary shares to its shareholders, of which 544,054 shares, which were withheld by ECI pursuant to Israeli tax law, were placed in an irrevocable trust with instructions to sell on the Nasdaq Stock Market to reimburse the tax payable by ECI to the Israeli government, subject to the terms of the trust and applicable securities laws. As of January 31, 2005, 195,321 shares were still held in the trust. The trustee is the record owner of the withheld shares, and ECI is the sole beneficiary with respect to the proceeds of the sale of shares held by the trustee. ECI does not have any voting rights with respect to the shares held in trust. Mr. Bitan, who serves as our director and also as an officer of ECI, may be deemed to beneficially own the shares held by ECI by virtue of his position in ECI. However, he disclaims beneficial ownership of these shares.

(3) Based upon a Schedule 13D filed with the SEC in February 2004 and subsequent information provided to us by FMR Corp. on April 14, 2005. FMR Corp. owns Fidelity Management & Research Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 that manages various registered investment companies that own some of our shares. One such investment company is a shareholder of ECI and acquired ECtel shares in ECI’s share distribution in May 2004. FMR Corp. also owns Fidelity Management Trust Company, a bank that owns some of our shares. Edward C. Johnson 3rd and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(4) Based upon a Schedule 13D filed with the SEC in February 2004, containing information as of December 31, 2003.

(5) Clal Electronics Industries Ltd. (“Clal”) is a wholly owned subsidiary of Clal Industries & Investments Ltd. (“CII”). CII is controlled by IDB Development Corporation Ltd. (“IDBD”), which, in turn, is controlled by IDB Holding Corporation (“IDBH”). Clal is a shareholder of ECI and acquired its ECtel shares in ECI’s share distribution in May 2004. In addition to Clal’s holdings, based upon reports received by us,  various entities within the aforesaid group beneficially own our shares as a result of ECI’s distribution, as follows:  IDBD (7,015 shares); Badal Securities Ltd. (“Badal”), a wholly owned subsidiary of IDBH (7,015 shares); Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”), a majority-owned subsidiary of IDBD (2,926 shares); and PEC Israel Economic Corporation (“PEC”), a wholly owned US subsidiary of Discount Investment Corporation Ltd. (“DIC”), a company controlled by IDBH (1,167 shares). CII, IDBD, IDBH, Clal Insurance and DIC are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

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

Record Holders

As of May 31, 2005, there were 354 holders of record of our ordinary shares. 289 record holders, holding approximately 12,330,789], or 68%, of our outstanding ordinary shares, were located in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

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

          We entered into an administrative services arrangement with ECI Telecom GmbH, effective October 1, 2002, for the provision of various administrative services, including the sub-lease of office space. The term of this agreement was for an initial period of one year and was automatically renewed for an additional period of one year.

          Supply Agreement

          In February 2004, we executed a new supply agreement with ECI, which replaced an earlier supply agreement entered into in October 1999. Under the terms of the new supply agreement, ECI supplies us with the components (‘modules’) for use in our products. We agreed on the prices for these modules after intense negotiations with ECI. ECI may discontinue the production of any module after giving us 12 months’ prior notice, in which case ECI would be obligated to provide us with all necessary information for us to manufacture the modules ourselves and integrate them into our products, as well as to supply us with spare parts for such modules. In addition, under the terms of the supply agreement, ECI has granted us (i) a non-exclusive, non-transferable license to use the software embedded in the modules that are incorporated in our products in the course of our regular business, (ii) the right to develop and change the modules’ software and (iii) the right to sub-license the software to third parties for use solely with our products. ECtel has undertaken not to sell certain ECI components, other than for use and incorporation into final products of ECtel. Under the Supply Agreement we are allowed to sell these modules to Verint Systems under similar terms. The supply agreement has an initial period of seven years and may be extended subject to a written agreement of the parties. Either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party. In addition, ECI has the right to terminate the agreement with us in the event that (i) we shall have new controlling shareholder, which is a company that directly competes with ECI with respect to the ECI modules, or (ii) the final product in which the ECI modules are to be used is in direct competition with ECI’s DCME products.

Other Agreements with ECI

          We may, in the ordinary course of business, also enter into certain other leases, sub-leases, operating agreements and other agreements that serve to define various aspects of our relationship that will exist with ECI. None of these agreements, either alone, or in the aggregate, is expected to materially affect the results of operations of either company.

          Please see “Item 10.C – Material Contracts” for a description of certain agreements we entered into with ECI in 2002.

          C.        Interests of Expert and Counsel

          Not Applicable.

Item 8. Financial Information

          A.        Consolidated Statements and Other Financial Information

Financial Statements

          See Item 18.

Legal Proceedings

          In January 2005, a class action complaint was filed against us, certain persons who served as our officers and directors in the years 2001-2003, as well as ECI Telecom Ltd. (a major shareholder of ours during that period), in the District Court of the State of Maryland. The complaint alleges violation of U.S. Federal securities laws and breach of fiduciary duties in connection with disclosure of our financial results between April 2001 and April 2003. We have stated that we believe that the allegations made in the complaint are without merit and that we intend to vigorously defend against such complaint.

          Other than this lawsuit, we are not party to any material legal proceedings.

Dividend Policy

          We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

          We participate in the “alternative benefits program” under the Israeli Law for the Encouragement of Capital Investments, 1959, under which we realize certain tax exemptions. If we distribute a cash dividend from tax-exempt income, we would have to pay corporate tax at a rate of up to 25% on the amount distributed and to withhold an additional 15% of the amount distributed on behalf of the recipient. For more information about the “alternative benefits program,” see “–Israeli Taxation–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

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

          B.        Significant Changes

          Except as otherwise disclosed in this annual report, there was no significant change in our financial position since December 31, 2004.

Item 9. The Offer and Listing

          A.        Offer and Listing Details

          Our ordinary shares have been quoted on the Nasdaq National Market under the symbol “ECTX” since October 26, 1999. The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the Nasdaq National Market.

	High	Low

Calendar Year:

2000	39.94	10.25
2001	20.35	8.69
2002	20.00	7.00
2003	9.70	4.98
2004	5.85	2.10

Calendar Quarter:

2003:
First Quarter	9.70	7.46
Second Quarter	8.47	4.98
Third Quarter	6.78	5.03
Fourth Quarter	7.41	4.59

2004:
First Quarter	5.49	3.70
Second Quarter	3.77	2.39
Third Quarter	2.91	2.11
Fourth Quarter	3.70	2.17

Calendar Month:

December 2004	3.70	2.91
January 2005	3.73	3.48
February 2005	3.95	3.64
March 2005	3.83	3.60
April 2005	3.67	3.34
May 2005	3.92	3.43

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

Objects and Purposes

          Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our memorandum of association. See Article 1 of our articles of association, which sets forth our purposes.

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

Dividend and Liquidation Rights

          Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends that remain unclaimed after seven years will generally be forfeited and returned to the company. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. These dividend and liquidation rights may be affected by the grant of preferential dividends or liquidation rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

Mergers and Acquisitions under Israeli Law

          The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal of the merger was filed with the Israeli Registrar of Companies by each merging company and 30 days from the date that shareholder approval of both merging companies was obtained. The request for the approval of a merger may be filed once a shareholder meeting has been called to approve the merger.

          The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is not any other existing shareholder who holds 25% or more of the company. An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company unless there already is another 45% shareholder in the company. If following any acquisition of shares, the acquiror will hold 90% or more of the company’s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class.  If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquiror offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the tender offer consideration by court order.

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

          Duties of Good Faith and Fairness

          In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness.

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

          Insurance Relating to Office Holders

          Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

•	A breach of his duty of care to us or to another person;

•	A breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	A financial liability imposed upon him in favor of another person.
We have obtained liability insurance covering our officers and directors.

          Indemnification of Office Holders

          An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder with respect to a financial liability for acts performed as an office holder imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

          Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with:

•	proceedings we institute against him or that are instituted on our behalf or by another person;

•	A criminal charge from which he is acquitted; or

•	A criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

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

          Limitations on Exculpation, Insurance and Indemnification

          The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•

A breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	A prohibited dividend or distribution to shareholders

•	A breach by the office holder of his duty of care if the breach was committed intentionally or recklessly (excluding a breach arising out of negligent conduct of the office holder);

•	any act or omission committed with the intent to derive an illegal personal benefit; or

•	any fine imposed on the office holder;

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

          C.        Material Contracts

          For a description of agreements other than the ones described below that we entered into with ECI, please refer to “Item 7B – Related Party Transactions.”  For a description of the agreement we entered into with Telrad to acquire NetEye, please see “Item 5A – Operating Results – Acquisition of NetEye” and “Item 7B – Related Party Transactions.”

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

          As required by the Companies Law, the agreement was approved by our Audit Committee, Board of Directors and a special majority of our shareholders.

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

          In addition, we agreed to cover certain expenses of up to $1.4m plus 17% VAT, related to the government surveillance business in 2004.

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

Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. holder (a “non-U.S. holder”) are also discussed below.

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

Tax Consequences if we are a Passive Foreign Investment Company

          There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. As described more fully below, our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

          For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we would be a PFIC if the asset test described above were applied on the basis of our market capitalization. There is a possibility that the application of the asset test based on an alternative valuation of our total assets would also result in our being classified as a PFIC.

          If we are a PFIC, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder.

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

•

Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, and the rate at which such passive income is taxed in the jurisdiction of such foreign corporation exceeds 20%, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

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

General Corporate Tax Structure

          Generally, Israeli companies are subject to corporate tax at the rate of 34% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The corporate tax rate was reduced in June 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

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

          Taxable income of a company derived from an approved enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business) is subject to company tax at the maximum rate of 25%, rather than the usual rate of 34% (in the applicable rate for 2005), for the “Benefit Period”. The Benefit Period is seven years (and under certain circumstances, as further detailed below, ten years), commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

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

          A company owning an approved enterprise may elect (as we have done) to forego certain government grants extended to approved enterprises in return for an alternative package of benefits known as the “Alternate Path”. Under the alternative package, the company’s undistributed income derived from an approved enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for the reduced tax rates under the law for the remainder of the benefit period.

          The Investment Center bases its decision of whether to approve or reject a company’s application for designation as an approved enterprise, among other things, on criteria set forth in the law and related regulations, the prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an approved enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund the amount of tax benefits plus an amount linked to the Israeli consumer price index and interest.

          A major portion of our production facilities have been granted the status of approved enterprises. Income arising from our approved enterprises facilities is tax-free under the alternative package of benefits described above for the period in which such alternative package is in effect and thereafter, entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprises facilities. Subject to compliance with applicable requirements, the benefits for most of our production facilities in Israel will continue until termination between the years 2005 and 2016. Our current investments in development facilities are made under new approvals.

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

          In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an approved enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval. However, no assurance can be given that we will in the future be eligible to receive additional tax benefits under this law.

          The reform primarily included the following provisions:

▪

Companies that meet the criteria of the “Alternate Path” will receive its benefits without need for prior approval. In addition, such companies will not be required to file reports with the Investment Center. Audits will take place via the Income Tax Authority within the framework of general tax audits. Such companies will be able to request to obtain pre-rulings.

▪

Tax benefits of the Alternate Path include lower tax rates or exemptions, depending upon the field in which a company engages and the “path” chosen, as well as lower tax rates on dividends and accelerated depreciation.

▪	In order to receive benefits within the framework of the Grant Path, under which a company may elect to receive certain grants instead of being eligible for tax reductions or exemptions, or the Alternate Path, the Industrial Enterprise must be deemed to contribute to the “economic independence” of the State of Israel’s economy in one of the following manners:

(i)	its primary activity involves the biotechnology or nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

(ii)	its revenue derived from activity within a specific country does not exceed 75% of its total revenuesin such year;

(iii)	25% or more of its revenues are derived from a specific market of at least 12 million residents.

▪	Upon the establishment of an approved enterprise, an investment, within three years, of at least NIS 300,000 in production machinery and equipment within is required.

▪	In order to be eligible for increased tax benefits under an expansion of the Industrial Enterprise, a company is required to invest, within three years of the establishment of an approved enterprise, the greater of NIS 300,000 in production machinery and equipment or a certain percentage of its existing production machinery and equipment as follows:

Production assets	% of required investment	Required investment

Up to NIS140 million	12%	Up to NIS 16.8 million
From NIS140 – 500 million	7%	From NIS 9.8 – 35 million
Over NIS 500 million	5%	From NIS 25 million

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

          Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange in countries which are party to a tax treaty, provided such gains do not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Presentation of interest rate risk (position as of December 31, 2004)

          We do not use any derivative instruments to protect us from fluctuations in interest rates. Details regarding our interest rate exposure are set forth in the table below. Interest rate exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as

	December 31, 2004	2005	2006	2007	2008	After 2009	of December 31, 2004

	(All amounts in thousands of U.S. dollars, except percentages)

Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	33,012	33,012	–	–	–	–	33,012
Weighted-average interest rate	2.1%	2.1	–	–	–	–	–
NIS	1,078	1,078	–	–	–	–	1,078
Weighted-average interest rate	3.3%	3.3	–	–	–	–	–
EUR	347	347	–	–	–	–	347
Weighted-average interest rate	0.0%	0.0	–	–	–	–	–
B. Short-term marketable securities
U.S. dollars	4,033	4,033	–	–	–	–	4,033
Weighted-average interest rate	2.9%	2.9	–	–	–	–	–
C. Long-term marketable securities
U.S. dollars	10,752	–	10,296	456	–	–	10,752
Weighted-average interest rate	3.0%	–	3.0	3.2	–	–	3.0

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

          As at December 31, 2004, we had entered into currency forward contracts, ending March 2005, as a hedge against sales contracts receivable as follows:

•	Obligation to sell GBP 500,000 for a total amount of $960,875; and.

•	Obligation to sell GBP 500,000 for a total amount of $953,715

Presentation of foreign currency-denominated assets and liabilities
(position as of December 31, 2004)

          Details regarding our foreign exchange exposure are set forth in the table below.  Foreign exchange exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as

	December 31, 2004	2005	2006	2007	2008	After 2009	of December 312004

	(All amounts in thousands of U.S. dollars)

Current Assets
NIS	1,755	1,755	–	–	–	–	1,755
U.K. pound sterling	2,620	2,620	–	–	–	–	2,620
Euro	2,863	2,863	–	–	–	–	2,863
Other	1,620	1,620	–	–	–	–	1,620
Total	8,858	8,858	–	–	–	–	8,858
Long-term assets
NIS	524	–	–	163	–	356	524
Current liabilities
NIS	5,434	5,434	–	–	–	–	5,434
U.K. pound sterling	85	85	–	–	–	–	85
Euro	189	189	–	–	–	–	189
Other	–	–	–	–	–	–	–
Total	5,708	5,708	–	–	–	–	5,708
Long-term liabilities
NIS	1,774	–	–	–	–	1,774	1,774

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

          Our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2004. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Internal Control Over Financial Reporting.

          There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

          Mr. Rami Entin is our Audit Committee financial expert.

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

Item 16C. Principal Accountant Fees and Services

          At the annual meeting held in July 2004, our shareholders re-appointed KPMG to serve as our independent auditors.

          KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2003	2004

Audit Fees	$203,475	$182,241
Audit-Related Fees	-	-
Tax Fees	12,200	18,000
All Other Fees	-	-

Total	$215,675	$202,241

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

Item 16D. Exemptions from Listing Standards for Audit Committees

          Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          None.

PART   III

Item 17. Financial Statements

          We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

Item 19. Exhibits

Exhibit No.	Exhibit

1.1	Memorandum of Association*
1.2	Amended and Restated Articles of Association**
4.1	ECtel Managers and Employees Option Allotment Plan, as amended**(1)
4.2	ECtel International Employee Stock Option Plan, as amended**
4.3	ECtel Director Share Option Plan 1999*
4.4	Form of Services Agreement by and between ECI Telecom Ltd. and the Registrant*
4.5	Supply Agreement, dated February 9, 2004, by and between ECI Telecom Ltd. And the Registrant*****
4.6	Form of Non-Exclusive Sales Agency Agreement (Germany)*
4.7	Form of Infrastructure Services Agreement by and between ECI Telecom Ltd. and the Registrant***(2)
4.8	Share and Asset Purchase Agreement, dated August 7, 2001, by and among Telrad Networks Ltd., Telrad Hawk Net-I Ltd. and the Registrant****
4.9	Form of Warrants issued to Telrad Networks Ltd. on October 1, 2001****
4.10	Registration Rights Agreement, dated October 1, 2001, by and between Telrad Networks Ltd. and the Registrant****
4.11	Registration Rights Agreement, dated January 22, 2002, by and between ECI Telecom Ltd. and the Registrant****
4.12	Share Purchase Agreement, dated February 6, 2002, by and among ECI Telecom Ltd., the Registrant and certain investors****
4.13	Registration Rights Agreement, dated February 6, 2002, by and among certain investors and the Registrant****
4.14	ECtel 2003 Share Option Plan*****
4.15	ECtel 2003 U.S. Employee Stock Option Plan*****
4.16	Asset Purchase Agreement, dated February 9, 2004, by and between Verint Systems Ltd. and the Registrant*****
4.17	Joint Intellectual Property Agreement, dated March 31, 2004, by and between Verint Systems Ltd. And the Registrant*****
4.18	Patent License-Back Agreement, dated March 31, 2004, by and between Verint Systems Ltd. And the Registrant*****
4.19	Summary Translation of Lease Agreement, dated March 2005
8.1	List of Significant Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
14(a)	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to our Registration Statement on Form F-1 (File No.333-10950).
**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000
(File No. 0-30348).
***	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 28,2001
(File No. 0-30348).
****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed February 28, 2002
(File No. 0-30348).
*****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004
(File No. 000-30348)
(1)	English translation from Hebrew original.
(2)	Includes an English translation from Hebrew original of an exhibit attached to this Agreement.

SIGNATURES

          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ECTEL LTD.
(Registrant)

	By	/s/ Eitan Naor

Eitan Naor
President and Chief Executive Officer
Date: June 28, 2005

ECtel Ltd.

Consolidated Financial
Statements
As at December 31, 2004

ECtel Ltd.

Consolidated Financial Statements as at December 31, 2004

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of ECtel Ltd.

We have audited the accompanying consolidated balance sheets of ECtel Ltd. and its subsidiaries (“the Company”), as at December 31, 2004 and 2003 and the related consolidated statements of income (loss), statement of changes in shareholders’ equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with generally accepted accounting principles in the United States.

Without qualifying our opinion, we draw attention to Note 20 to the consolidated financial statement in regard of a class action lawsuit filed against the Company.

Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

Tel Aviv, May 15, 2005

ECtel Ltd.

Consolidated Balance Sheets as at December 31

		2004	2003
	Note	$ in thousands	$ in thousands

Assets

Current assets
Cash and cash equivalents	14A	34,436	27,964
Short-term deposit and marketable securities	4	4,033	2,006
Receivables:	14B
Trade		14,299	29,940
Other		1,685	3,378
Related parties	13C	225	35
Recoverable costs and estimated
earnings - not yet billed		-	7,175
Inventories	3	4,113	6,386

Total current assets		58,791	76,884

Long-term marketable securities	4	10,752	6,271

Long-term receivables and deposits	5	524	786

Property, plant and equipment	6

Cost		6,257	10,438
Less - Accumulated depreciation		3,494	6,265

		2,763	4,173

Goodwill	7	8,143	10,329

Other assets	8	295	727

Assets - held for sale	18B	-	2,337

Total assets		81,268	101,507

–––––––––––––– Eitan Naor Chief Executive Officer and Director	–––––––––––––– Avi Goldstein Chief Financial Officer

Petach Tikva, May 15, 2005

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Consolidated Balance Sheets as at December 31

		2004	2003
	Note	$ in thousands	$ in thousands

Liabilities and Shareholders' Equity

Current liabilities
Trade payables		1,624	5,687
Related parties	13C	-	649
Advances from customers		3,534	1,127
Other payables and accrued liabilities	14C	11,647	16,460

Total current liabilities		16,805	23,923

Long-term liabilities
Liability for employee severance benefits, net	9	1,774	826

Liabilities - held for sale	18B	-	735

Total liabilities		18,579	25,484

Commitments and contingencies	10

Shareholders' equity	11
Ordinary shares NIS 0.04 par value per share, authorized
125,000,000 shares; Issued and outstanding 18,151,172
shares as at December 31, 2004 and 17,995,628 shares
as at December 31, 2003		214	213
Capital surplus		72,618	72,458
Accumulated (loss) earnings		(10,143)	3,352

Total shareholders' equity		62,689	76,023

Total liabilities and shareholders' equity		81,268	101,507

ECtel Ltd.

Consolidated Statements of Income (Loss) for the years ended December 31

		2004	2003	2002
	Note	$ in thousands, except share and per share data

Revenues	14D	12,605	28,857	52,426
Cost of revenues (1)	10B, 13, 14E	10,271	17,454	22,364

Gross profit		2,334	11,403	30,062
Research and development costs, net (1)	13, 14F	5,439	10,078	9,152
Selling and marketing expenses (1)	13, 14G	9,071	14,297	13,687
General and administrative expenses (1)	13, 14H	8,500	16,974	8,903
Restructuring and related impairment costs	17	3,358	-	-
Goodwill impairment	7	2,186	6,019	-

Operating loss		(26,220)	(35,965)	(1,680)
Financial expenses	13, 14I	(267)	(400)	(482)
Financial income	14I	705	592	751
Other (expenses) income, net		(3)	3	(13)

Loss from continuing operations
before taxes on income		(25,785)	(35,770)	(1,424)
(Tax benefit) taxes on income	12	(30)	38	(29)

Net loss from continuing operations		(25,755)	(35,808)	(1,395)
Discontinued operations:
Income (loss) from discontinued operations (1)	18C	12,260	(4,867)	18,715

Net (loss) income for the year		(13,495)	(40,675)	17,320

(Loss) earnings per share	11, 14K
Basic (loss) earnings per share for:
Continuing operations		(1.42)	(1.99)	(0.08)
Discontinued operations		0.68	(0.27)	1.05

		(0.74)	(2.26)	0.97

Weighted average number of shares outstanding		18,112,216	17,967,082	17,802,492

Diluted (loss) earnings per share for:
Continuing operations		(1.42)	(1.99)	(0.08)
Discontinued operations		0.68	(0.27)	1.01

		(0.74)	(2.26)	0.93

Weighted diluted average number of shares outstanding		18,112,216	17,967,082	18,551,836

(1) Stock-based compensation charged in the statements of income is included as follows:

Cost of revenues		-	-	10
Research and development costs		-	-	33
Selling and marketing expenses		-	-	26
General and administrative expenses		-	-	249
Discontinued operations		-	-	72

		-	-	390

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Statements of Changes in Shareholders' Equity

	Ordinary shares	Share capital	Capital surplus	Accumulated (loss) earnings	Total Shareholders' equity
	Number	$ in thousands

Balance at December 31, 2001	17,663,782	209	70,765	26,707	97,681

Employees stock options
exercised and paid
(see Note 11B)	254,066	2	1,136	-	1,138
Net income for the year	-	-	-	17,320	17,320
Stock-based compensation	-	-	390	-	390

Balance at December 31, 2002	17,917,848	211	72,291	44,027	116,529

Employees stock options
exercised and paid
(see Note 11B)	77,780	2	167	-	169
Net loss for the year	-	-	-	(40,675)	(40,675)

Balance at
December 31, 2003	17,995,628	213	72,458	3,352	76,023

Employees stock options
exercised and paid
(see Note 11B)	155,544	1	160	-	161
Net loss for the year	-	-	-	(13,495)	(13,495)

Balance at
December 31, 2004	18,151,172	214	72,618	(10,143)	62,689

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Consolidated Statements of Cash Flows for the years ended December 31

	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities

Net (loss) income for the year	(13,495)	(40,675)	17,320

Adjustments to reconcile net income to
cash provided by operating activities:

Depreciation and amortization	1,989	1,982	1,873
Stock based compensation	-	-	390
Decrease (increase) in deferred tax	1,902	(135)	(1,329)
(Gain) loss on sale of property and equipment	(50)	(10)	5
Income from discontinued operations	(12,260)	-	-
Impairment of fixed assets	917	-	-
Goodwill impairment	2,186	6,019	-
Inventory write-off	915	-	-
Decrease (increase) in trade receivables	15,641	18,019	(9,065)
(Increase) decrease in other receivables	(209)	1,695	(1,356)
Decrease (increase) in recoverable costs and estimated
earnings - not yet billed	-	3,724	(1,583)
Decrease (increase) in inventories	1,690	(942)	1,133
Decrease (increase) in long-term receivables	-	4,949	(1,911)
(Decrease) increase in trade payables	(8,720)	(1,655)	4,283
Increase (decrease) in advances from customers	2,407	(257)	1,372
(Increase) decrease in related parties	(839)	330	(1,962)
(Decrease) increase in other payables and accrued liabilities	(14,444)	(7,565)	4,254
Increase (decrease) in liability for employee severance
benefits, net	754	246	(93)

Net cash (used in) provided by operating activities	(21,616)	(14,275)	13,331

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Cash flows from investing activities
Investment in short-term deposit and marketable securities	(2,027)	(2,006)	-
Investment in property, plant and equipment	(914)	(1,389)	(1,952)
Investment in technology	-	(870)	(250)
Long-term deposit withdrawal (funding)	165	(44)	(72)
Proceeds from sale of property, plant and equipment	87	57	77
Proceeds from disposal of discontinued operations	35,000	-	-
Employee severance rights withdrawal (funding)	97	(90)	(11)
Investment in long-term marketable securities	(4,481)	(6,374)	-

Net cash provided by (used in) investing activities	27,927	(10,716)	(2,208)

Cash flows from financing activities:

Issuance of ordinary shares, net	161	169	1,138

Net cash provided by financing activities	161	169	1,138

Net increase (decrease) in cash and cash equivalents	6,472	(24,822)	12,261

Cash and cash equivalents at beginning of the year	27,964	52,786	40,525

Cash and cash equivalents at end of the year	34,436	27,964	52,786

Supplemental disclosures:

Income taxes paid (received), net of tax refunds	79	1,313	(172)

Interest received, net	634	628	801

Non-cash transactions

Purchase of property, plant and equipment
not yet paid	10	419	174

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 – General

ECtel Ltd. and its subsidiaries (hereinafter – “the Company”) provide telecommunication service providers with comprehensive solutions for their fraud prevention and interconnect billing needs. The Company was established and commenced operations in April 1990. In October 1999, the Company completed an initial public offering of its ordinary shares on the Nasdaq National Market.

On February 9, 2004, the Company sold its Government Surveillance Business to Verint Systems (see Note 18).

The Company’s five subsidiaries are ECtel Inc., ECtel (2000) UK Limited, ECtel B.V., Telrad Hawk Net-I Ltd. and ECtel GmbH.

Note 2 – Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

A.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

B.	Financial statements in U.S. dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”).

Most of the Company’s sales are made outside of Israel (see Note 14D regarding geographical distribution) – and are made primarily in dollars. Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company’s functional currency.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

All exchange gains and losses resulting from monetary balance sheet items denominated in non-dollar currencies are reflected in the income statement when they arise. Such exchange gains and losses are included in the same income statement items in which the related transactions are included.

C.	Cash, cash equivalents and short-term marketable securities

The Company considers all highly liquid investments with maturity of three months or less at date of purchase, to be cash equivalents. Marketable securities that have an original maturity of three months or less are considered to be cash equivalents.

Short-term marketable securities are with maturity date between 91 to 365 days, see also Note 2E.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 – Significant Accounting Policies (cont’d)

D.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw materials (including components) – on the moving average basis. Work in process and finished products:
Raw materials and components – on the moving average basis. Labor and overhead components – on the basis of actual manufacturing costs.

E.	Long-Term marketable securities

Long-term marketable securities at December 31, 2004 consist of corporate and government agencies debt securities. The Company classifies its debt securities as held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Any decline in the market value of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the straight line method. Interest income is recognized when earned.

F.	Property, plant and equipment

1.	These assets are stated at cost less accumulated depreciation.

2.	Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

Machinery, equipment and furniture	6% - 50%	(principally 20%)
Motor vehicles	15%

Leasehold improvements are amortized by the straight-line method over the shorter of the useful lives or the terms of the leases.

3.	Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4.	Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of income.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 – Significant Accounting Policies (cont’d)

G.	Allowance for doubtful debts

The financial statements include an allowance which management believes reflects adequately the loss inherent in receivables for which collection is in doubt. In determining the fairness of the allowance management bases its determination, among other factors, on information available about the debtor’s financial situation, the volume of their operations and evaluation of the security received from them.

H.	Amortization of Goodwill and other intangible assets

According to SFAS No. 142 goodwill is no longer amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Change in basis of valuation

The basis of valuation of the useful live of other purchased technology was accelerated as of April 2004 from 5 years to 2.5 years. The acceleration was based on management’s decision regarding the development of a replacement solution for the year 2006 and beyond. Therefore, an amortization period has been adjusted for this change.

I.	Revenue recognition

1.	Revenue from product sales (which include software) is recognized, in accordance with SOP 97-2, “Software Revenue Recognition”, upon delivery to customers and when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectibility is probable.

The Company includes post contract customer support (PCS) within the price of the product sale. This PCS is for a one-year period and includes a standard product warranty and upgrades and enhancements to correct minor bugs or errors in the software. The cost of providing the PCS is insignificant and the warranty and bug fixes have been infrequent. Therefore, the PCS revenue is recognized upon delivery of the product in accordance with SOP 97-2.

2.	In certain cases, when the sale contract includes customer acceptance provisions with respect to performance guarantees, i.e. installation, revenue is recognized when the Company has demonstrated that the criteria specified in the provisions have been satisfied.

3.	Service revenues from product maintenance contracts and separately priced extended warranty contracts are recognized ratably over the contract period.

10

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 – Significant Accounting Policies (cont’d)

I.	Revenue recognition (cont’d)

4.	Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales. Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with statement of position (SOP 81-1). The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract using an output measure method. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

As to management’s evaluations and assumptions, see Note 2P below.

J.	Research and development costs

1.	Research and development costs, net of any grants, are charged to the statement of income as incurred. Royalties paid and accrued in respect of the said grants are classified as cost of goods sold.

2.	Software development costs are expensed as incurred until the phase where technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers. To date, either the establishment of technological feasibility of the Company’s products and their general release has substantially coincided or costs incurred subsequent to the achievement of technological feasibility have not been material.

Accordingly, no software development cost have been capitalized by the Company.

K.	Liability for employee severance benefits, net

The increase in value of deposits with severance pay funds during the accounting period is offset from severance pay expense (see Note 9).

L.	Taxes on income

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 “Accounting for Income Taxes” (“SFAS 109”).

Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on statutory tax rates as these will be applicable to the periods in which such deferred taxes will be realized. Deferred tax assets do not include future tax benefits for which the realization of the benefit is less than “more likely than not”. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 – Significant Accounting Policies (cont’d)

L.	Taxes on income (cont’d)

Deferred taxes were not recorded in respect of the following matters –

1.	Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate. This is in accordance with SFAS 109.

2.	Certain undistributed earnings of a foreign consolidated subsidiary, which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists.

3.	Permanent differences between expenses allowable for tax purposes in respect of stock options to employees and expenses included in the Statement of Income.

Income tax (benefit) expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

M.	Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is determined on the date of grant only if the current market price of the underlying stock exceeded the exercise price and amortized over the vesting period.

In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”) which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option. The Company adopted the disclosure provisions of SFAS 123 but opted to remain under the expense recognition provisions of APB 25.

The following table illustrates the effect on net income and earnings if the Company had applied the fair value recognition provisions of SFAS 123 ($ in thousands, except per share data):

	Year ended December 31,
	2004	2003	2002

Net (loss) income as reported	(13,495)	(40,675)	17,320
Add: Compensation expenses recorded in
statements of income	-	-	390
Less: Application of compensation expenses
according to SFAS 123	(1,797)	(2,491)	(4,589)

Pro forma net (loss) income	(15,292)	(43,166)	13,121

Basic (loss) earnings per share:
As reported	(0.74)	(2.26)	0.97

Pro forma	(0.86)	(2.4)	0.74

Diluted (loss) earnings per share:
As reported	(0.74)	(2.26)	0.93

Pro forma	(0.86)	(2.4)	0.71

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 – Significant Accounting Policies (cont’d)

N.	Segment Reporting

The Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” which uses the management approach to designate the internal information organization that is used by management for making operating decisions and assessing performance, as the source of the Company’s reportable segments (see Note 14D).

O.	Derivative financial instruments

The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”), effective January 1, 2001. The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. Derivative instruments include swap agreements, forward exchange and purchase contracts. Under SFAS 133, the Company is required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company does not utilize derivative financial instruments for trading or other speculative purposes. The Company actively evaluates the creditworthiness of the financial institutions that are counter parties to derivative financial instruments, and does not expect counter parties to fail to meet their obligations.

P.	Estimations and assumptions in the financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These are management’s best estimates based on experience and historical data, however actual results could differ from these estimates.

Q.	Transfer of financial assets

The Company accounts for transfer of financial assets in accordance with the provisions of SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets”. The Standard requires recognizing the sale of financial instruments when the control over the financial assets transferred and the consideration from the sale does not include any beneficial interests in the transferred asset.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 – Significant Accounting Policies (cont’d)

R.	Comprehensive income

The Company adopted SFAS No. 130 “Reporting Comprehensive Income”. It requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a separate financial statement and displayed with the same prominence as other financial statements. It requires that an enterprise (a) classifies items of other comprehensive income by their nature in a financial statement and (b) displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position. In the Company’s case, comprehensive income is the same as net income for all periods presented.

S.	Impairment of long-lived assets and assets to be disposed of

The Company accounts for long-lived assets under the provisions of FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (hereinafter SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. See also Note 19.

T.	Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others

The Company has adopted the provision of FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees or Indebtedness of Others” (hereinafter the Interpretation). The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee i.e. the obligation to stand ready to perform in the event that specific triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company also complies with the disclosure requirements in the Interpretation in regard to its obligations under guarantees. These disclosure requirements are included in Note 10D to the consolidated financial statements.

U.	Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management’s estimation and in accordance with the Company’s prior experience, (see also Note 10G).

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 3 – Inventories

A.	Inventories consist of the following:

	December 31
	2004	2003
	$ in thousands	$ in thousands

Raw materials and components	2,751	4,627
Work in process	467	1,113
Finished products, including delivered products that
revenues have not been recognized yet	895	646

	4,113	6,386

B.	Inventory write-off

Following the Company’s Board of Directors’ decision to focus on ECtel core products and to abandon certain products, the Company wrote off $ 915 thousand of inventories during the year 2004, (see also Note 14E).

The Company believes that this inventory will not be used in the future.

Note 4 – Marketable Securities

Regarding Company’s marketable securities classification, see Note 2E.

The Company’s investments in marketable securities consist primarily of investments in US Government Agencies and Corporate bonds. Based on that evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

(1)	The following table summarizes the Company’s marketable securities at December 31, 2004 and 2003 (regarding assumptions used for estimated fair value, see Note 16):

	December 31, 2004
	Amortized cost	Unrealized gross Gains	Unrealized gross Losses	Estimated Fair value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Held to maturity securities
(carried at amortized cost)

US Government Agencies	2,000	-	5	1,995
Corporate bonds	2,033	3	-	2,036

Short-term marketable securities	4,033	3	5	4,031

US Government Agencies	2,101	-	5	2,096
Corporate bonds	8,651	-	28	8,623

Long-term marketable securities	10,752	-	33	10,719

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 4 – Marketable Securities (cont’d)

	December 31, 2003
	Amortized cost	Unrealized gross Gains	Unrealized gross Losses	Estimated Fair value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Held to maturity securities
(carried at amortized cost)
US Government Agencies	1,000	-	7	993
Corporate bonds	5,271	65	-	5,336

	6,271	65	7	6,329

(2)	The following table summarizes the Company’s marketable securities by maturity date:

	Amortized Cost	Fair value
	$ in thousands	$ in thousands

Maturity date of long-term marketable securities
2006	10,296	10,296
2007	456	453

	10,752	10,719

Note 5 – Long-Term Receivables and Deposits

Consist of the following :

	December 31
	2004	2003
	$ in thousands	$ in thousands

Employee severance rights funded (see Note 9)	356	453
Long-term deposits	168	333

	524	786

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 6 – Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Cost
Balance at January 1, 2004	8,965	205	922	346	10,438
Additions	495	-	5	5	505
Disposals	-	(205)	-	-	(205)
Less - impairment of assets
(see Note 17)	(3,594)	-	(727)	(160)	(4,481)

Balance at December 31, 2004	5,866	-	200	191	6,257

Accumulated depreciation
Balance at January 1, 2004	5,488	161	530	86	6,265
Additions	862	14	59	33	968
Disposals	-	(175)	-	-	(175)
Less - impairment of assets
(see Note 17)	(2,968)	-	(526)	(70)	(3,564)

Balance at December 31, 2004	3,382	-	63	49	3,494

Undepreciated balance at December 31, 2004	2,484	-	137	142	2,763

Undepreciated balance at
December 31, 2003	3,477	44	392	260	4,173

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 7 – Acquisition of Telrad Hawk Net-I Ltd.

A.

1.	On October 1, 2001, ECtel acquired 100% of the outstanding shares of Telrad Hawk Net-I Ltd. (“Net-I”). As a result of the purchase of Net-I, goodwill in the amount of $ 16,348 thousand was created (as at the date of purchase).

In June 2003 and 2004, due to significant reduction in Company’s revenues, it was determined that goodwill has been impaired. The Company obtained an independent appraisal to assess whether goodwill carried on the books need to be written down.

The independent appraisal followed the guidance set forth in paragraphs 19-22 of SFAS 142, which requires a two-step analysis. The first step used the Discounted Cash flow approach to measure the fair value of the reporting unit of the Company, the result of which indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, fair value of the reporting unit of the Company, as determined in the first step, was assigned to the reporting unit’s individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the current amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

As at June 2003, the Company impaired the goodwill by $ 6,019 to its fair value in the amount of $ 10,329 thousand.

As at June 2004, the Company impaired the goodwill by $ 2,186 to its fair value in the amount of $ 8,143 thousand.

2.	On December 29, 2004, Net-I shareholders’ meeting resolved on voluntary liquidation process by creditors, under the Companies Law – 1983.

In addition, Net-I shareholders appointed an attorney to serve as Company’s liquidator.

There is no significant effect on the consolidated financial statements by the aforesaid process.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 7 – Acquisition of Telrad Hawk Net-I Ltd. (cont’d)

B.	Acquired Intangible Assets

The following tables summarize the allocation of acquired intangible assets, estimated amortization expenses and changes in goodwill, (see also Note 8):

	As at December 31
	2004	2003
	$ in thousands	$ in thousands

Amortized intangible assets:
In process research and development costs (*)	916	916
Current technology	251	251
Customer contracts (**)	119	119

	1,286	1,286
Less - accumulated amortization	(1,194)	(1,146)

Total	92	140

(*)	Fully amortized at date of purchase.
(**)	As at December 31, 2004 was fully amortized.

Amortization expenses was $ 48 thousand for each of the years ended December 31, 2004 and 2003, respectively, as part of research and development cost.

Future estimated amortization expenses ($ in thousands):

2005	48
2006	44

Total	92

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and
2003 are as follows ($ in thousands):

Balance at December 31, 2002	16,348

Goodwill impairment during the year 2003	(6,019)

Balance at December 31, 2003	10,329

Goodwill impairment during the year 2004	(2,186)

Balance as at December 31, 2004	8,143

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 8 – Other Assets

Consist of the following:

	December 31
	2004	2003
	$ in thousands	$ in thousands

Cost	1,233	1,233
Less - accumulated amortization	(938)	(506)

	295	727

Note 9 – Liability for Employee Severance Benefits, Net

A.	Employees of the Israeli Companies

Under Israeli law and labor agreements, Israeli companies are required to make severance and pension payments to its retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.	The liability in respect of the relevant employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The custody and management of the amounts so deposited is independent of any control by the Israeli companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

3.	Expenses recorded in respect of severance and pension pay for the years ended December 31, 2004, 2003 and 2002 are $ 661,000, $ 617,000 and $ 513,000, respectively.

B.	Employees of U.S consolidated subsidiary

The U.S consolidated subsidiary sponsors a 401 (K) defined contribution plan which permits its employees to make contributions on a pre-tax basis subject to the limits specified in the Internal Revenue Code. These contributions are not subject to federal income taxes until distributed to the employees. The subsidiary will match the employees’ contribution, to a maximum of the lesser of 5% of the employees’ earnings or $ 5,000.

The subsidiary’s matching contributions with respect to this plan were $ 100,000, $ 165,000 and $ 174,000, in 2004, 2003 and 2002, respectively.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 10 – Commitments and Contingencies

A.	Lease commitments

The Company and its subsidiaries have entered into operating leases (in respect of premises and motor vehicles) in Israel and abroad. The agreements expire on various dates from 2005 to 2014 (some have renewal options) and are in US dollar, local currencies or linked to the US dollar.

Future minimum annual rental payments which the Company and its subsidiaries are committed to pay under the above leases, at rates in effect at December 31, 2004, are as follows:

Year ending December 31:	$ in thousands

2005	1,188
2006	468
2007	470
2008	423
2009	420

As to rent expense in connection with the Company’s leased premises, see Note 14K.

B.	Royalty commitments

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in which the Israeli Government participated by way of grants for research and development. As at December 31, 2004 the Company had received a total of $ 7.7 million in grants and has paid a total of $ 4.4 million in royalties. The royalties are computed at the rate of 3.5% of the aggregate proceeds from sale of such products, up to an amount not exceeding 100% of such grants plus interest at the LIBOR rate. Royalties to the Government of Israel are presented in cost of revenues (see Note 14F).

C.	Capital expenditure commitments

The Company invests in capital expenditures according to “Approved Enterprise”programs. At December 31, 2004, in order to comply with current approved programs, $ 232 thousand remain to be invested (see Note 12A.1).

D.	Guarantees

At December 31, 2004, the Company has granted guarantees to third parties in the sum of $ 4.1 million mainly as performance guarantees that can be demanded in case of material breach of contracts. The expiration dates of the guarantees are from January 2005 through December 2006.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 10 – Commitments and Contingencies (cont’d)

E.	Financial instruments

1.	Forward exchange contracts

The geographical distribution of the Company’s operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates. Financial instruments are utilized by the Company to reduce these risks.

The Company enters into forward exchange contracts to hedge existing non-dollar assets and liabilities.

As at December 31, 2004, the Company has entered into currency forward contracts, ending March 2005, as a hedge against sales contracts receivable as follows:

a)	Obligation to sell GBP 500,000 for a total amount of $ 960,875.
b)	Obligation to sell GBP 500,000 for a total amount of $ 953,715.

Since the impact of fluctuations in currency exchange rates on foreign exchange contracts offsets the impact on the underlying items being hedged, these instruments do not expose the Company to risk that would otherwise result from fluctuations in currency exchange rates.

2.	Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable. The Company maintains cash and cash equivalents, forward exchange contracts and certain other financial instruments with various major financial institutions. These major financial institutions are located in Israel and the United States, and the Company’s policy is designed to limit exposure to any one institution.

With respect to trade account receivables, the Company is subject to a concentration of credit risk as a majority of its outstanding trade receivables relates to sales to a limited number of customers.

F.	Commitments to indemnify directors and office holders

The Company has prospectively agreed to indemnify each of its directors and office holders from time to time (the “Directors”) to the fullest extent permitted by law and the Articles of Association of the Company, for:

(1)	A financial obligation imposed on the Director in favor of another person by a court judgement, including a settlement judgement, or an arbitrator’s award;

(2)	Reasonable litigation expenses, including attorney’s fees, expended by a Director or charged to the Director by a court, in a proceeding instituted against the Director by the Company or on its behalf or by another person, or in a criminal charge from which the Director was acquitted, or in a criminal proceeding in which the Director was convicted of an offense that does not require proof of criminal intent.

The total amount of indemnification that the Company has undertaken towards all persons whom it has resolved to indemnify for the matters and in the circumstances set out in a standard indemnification letter provided to such directors, jointly and in the aggregate, shall not exceed an amount of $10 million.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 10 – Commitments and Contingencies (cont’d)

G.	Liability for warranty

The Company has made provision for its product warranty to its customers, in accordance with management judgment and based on past experience, see Note 14D.

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands

Balance outstanding at beginning of the year	980	2,178
Warranty expenses	(773)	(1,313)
Warranties for products sold	441	665
Lapsed warranties	(126)	(550)

Balance outstanding at end of the year	522	980

H.	Negative pledge

In September 2002, the Company executed a negative pledge to an Israeli Bank in which it undertook not to perform primarily the following without the Bank’s prior written consent:

(1)	Mortgage, or undertake to mortgage, in any manner or form, any of its assets in favor of any third party.

(2)	Sell assets (other than in the ordinary course of business) for consideration exceeding $1 million in the aggregate, on an annual basis. On the basis of the above mentioned negative pledge, the Bank has agreed to grant various credit facilities and/or banking services to the Company. The credit facilities granted by the Bank to the Company and outstanding as of December 31, 2004 are approximately $ 1,917 thousand for guarantees issued by the Bank in favor of third parties, at the request of the Company.

I.	Contingent liability

At the end of November 2003, a customer informed the Company in writing that it deems the Company to be in breach of various undertakings under an agreement between the parties for the supply and installation by the Company of a fraud prevention system on the premises of the customers’ affiliates; the customer also stipulated steps that it demands be taken by the Company to remedy such alleged breaches and to avoid a potential demand for monetary compensation in the future.

The parties are corresponding and holding meetings on the matters in dispute and, at the same time, the Company is continuing with project activities, based on schedules agreed upon by the parties. The Company informed the customer that it believes that the remaining outstanding issues in dispute can be resolved between the parties.

As of December 31, 2004, no provision for cost completion was recorded regarding the above.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 – Shareholders’ Equity

A.	Authorized, issued and outstanding share capital

	Issued and outstanding shares		Authorized
	December 31		December 31
	2004	2003	2004	2003
	Number of shares		Number of shares

NIS 0.04 par value per share	18,151,172	17,995,628	125,000,000	125,000,000

B.	Share incentive and stock option plans

1.a	The Company’s Share Option Plan (the “ECtel Plan”) was adopted by the Board of Directors on June 15, 1998.

The ECtel Plan provides that options may be granted to senior employees or managers of the Company or its subsidiary pursuant to (a) one or more sub-plans designed to benefit Israeli employees from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

The Board of Directors initially authorized the Company to grant options for a total of 965,000 shares under the ECtel Plan. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability). The vesting for these options is in three equal annual installments commencing two years after the date of grant.

In November 1998, the Company granted to employees options to purchase an aggregate of 837,525 ordinary shares. The aggregate amount of compensation expense for this grant was $ 2,604,000.

In May 1999, the Company granted to employees options to purchase an aggregate of 127,475 ordinary shares. The aggregate amount of compensation expense for this grant was $ 1,030,000.

The exercise price per share under the option awards was determined based on factors considered by the Board of Directors. The exercise price per share for these stock options is $ 1.04 per share.

1.b	In August 1999, the Board of Directors adopted an additional share incentive plan for non-employee directors. Under the terms of the plan, the Company is authorized to grant options for a total of 422,200 ordinary shares. In August 1999, the Company granted to directors options to purchase an aggregate of 422,200 shares. The exercise price is $ 4.66 per share. The aggregate amount of compensation expense for this grant was $ 2,581,000. These options vest in two equal annual installments commencing March 2001.

In addition, the Board authorized the grant to employees of options to purchase an additional 180,925 ordinary shares, pursuant to the ECtel Plan. In September 1999, the Company granted to employees options to purchase an aggregate of 180,925 ordinary shares. The exercise price is $ 4.66 per share. The aggregate amount of compensation expense for this grant was $ 1,106,000. These options vest in three equal annual installments commencing September 2001.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

1.c	In May 2000, the Board of Directors amended the ECtel Plan (the “Amended Plan”) and authorized the Company to grant to employees additional options for a total of 476,760 ordinary shares. In May 2000, the Company granted to employees options to purchase an aggregate of 476,760 shares. The exercise price is $ 15.75 per share. There is no compensation expense for this grant as the exercise price is equal to the intrinsic value of the option at the date of the grant. These options vest in two equal annual installments commencing at May 2002.

1.d	In January 2001, the Board of Directors authorized, under the above plans, the grant to employees and directors of options to purchase a total of 832,520 ordinary shares. In January 2001, the Company granted 812,520 options to employees and 20,000 options to directors. The exercise price is $ 8.82 per share. There is no compensation expense for these grants as the exercise price is equal to the intrinsic value of the option at the date of the grant. These options vest in two equal annual installments commencing at January 2002.

1.e	In October 2001, the Board of Directors authorized, under the above plans, the grant to employees and directors of options to purchase a total of 498,000 ordinary shares. In October 2001, the Company granted 408,000 options to employees and 90,000 options to Directors. The exercise price is $ 11.55 per share. There is no compensation expense for these grants as the exercise price is equal to the intrinsic value of the option at the date of the grant. The employee options vest in two equal annual installments commencing October 2002. The non-employee director options vest in 12 equal quarterly installments, commencing January 2002.

1.f	In October 2002, the Board of Directors authorized, under the above plans, the grant to employees of options to purchase a total of 713,400 ordinary shares. In October 2002, the Company granted 713,400 options to employees. The exercise price is $ 7.9 per share. There is no compensation expense for this grant as the exercise price is equal to the intrinsic value of the option at the date of the grant. These options vest in three equal annual installments, commencing in October 2003.

1.g	In August 2003, the Board of Directors, authorized two new share option plans for international and US grantees covering in the aggregate 250,000 shares. Under said 2003 plans, in December 2003, the Company granted 120,000 options to employees. The exercise price for said options is $ 4.67 per share. There is no compensation expense for this grant as the exercise price is equal to the intrinsic value of the option at the date of the grant. These options vest over three years in twelve equal quarterly installments, commencing on various dates from March 2003 to May 2003.

1.h	In September 2004, the Company’s shareholders approved the increase in the number of ordinary shares underlying the Company’s 2003 share option plan for international grantees from 200,000 ordinary Shares to 1,700,000 ordinary shares and the decrease in the number of ordinary Shares underlying the Company’s other share option plans (other than the Company’s 2003 U.S. stock option plan covering 50,000 ordinary shares) by an aggregate of (i) 490,266 ordinary shares as of the date of the resolution and (ii) 437,933 ordinary shares underlying the then outstanding options, which were scheduled to expire within 60 days following the date of the resolution, upon such expiration (unless any of such options were exercised prior to such expiration).

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

1.i	In May 2004, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 480,000 ordinary shares. In May 2004, the Company granted 480,000 options to employees. The exercise price is $ 3.14 per share. There is no compensation expense for this grant as the exercise price was equal to the intrinsic value of the option at the date of the grant. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing May 2005.

1.j	In July 2004, the Board of Directors authorized, under the 2003 Plan, the grant to directors of options to purchase a total of 60,000 ordinary shares. In July 2004, the Company granted 60,000 options to Directors. The exercise price is $ 2.63-2.77 per share. There is no compensation expense for this grant as the exercise price was equal to the intrinsic value of the option at the date of the grant. The options vest 33% after one year and the rest in 8 equal quarterly installments commencing July 2005.

1.k	In August 2004, the Board of Directors authorized, under the 2003 Plan, the grant to employees and directors of options to purchase a total of 692,808 ordinary shares. In August 2004, the Company granted 330,500 options to employees and 362,308 options to directors. The exercise price ranges between $ 2.43 to $ 2.81 per share. There is no compensation expense for these grants as the exercise price was equal to the intrinsic value of the option at the date of the grant. The employee options vest 25% after one year and the rest in 12 equal quarterly installments, commencing on various dates from August 2005 to November 2005. The non-employee director options vest 33% immediately, 33% after 6 months and the rest over 1 year afterwards.

1.l	In December 2004, the Board of Directors authorized, under the 2003 Plan, the grant to employees of options to purchase a total of 50,000 ordinary shares. In December 2004, the Company granted 50,000 options to employees. The exercise price is $ 3.56 per share. There is no compensation expense for this grant as the exercise price was equal to the intrinsic value of the option at the date of the grant. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing December 2005.

2.	Stock options under all the share incentive and option plans are as follows:

	Year ended December 31
	2004	2003	2002
	Number of Shares

Balance outstanding at beginning of the year	2,743,536	2,828,576	2,477,466
Changes during the year:
Granted	1,282,808	120,000	713,400
Exercised *	(155,544)	(77,780)	(254,066)
Forfeited	(798,529)	(127,260)	(108,224)

Balance outstanding at end of the year	3,072,271	2,743,536	2,828,576

* Average price of options exercised during
the year (in US$)	4.48	2.17	1.04

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

2.	Stock options under all the share incentive and option plans are as follows: (cont’d)

	Year ended December 31
	2004	2003	2002
	Number of Shares

Options may be exercised as follows:
First year or thereafter	2,499,244	2,452,236	2,322,976
Second year or thereafter	233,083	271,300	267,800
Third year or thereafter	339,944	20,000	237,800

	3,072,271	2,743,536	2,828,576

Compensation expense recorded in statements of income for the relevant years:

Year ended December 31:	$ in thousands

2002	390
2003	-
2004	-

390

Market value of the ordinary shares, as determined at the time of issuance by the Board of Directors (subsequent to the October 1999 public offering, based on market price), was $ 4.15 per share for the 1998 grants, $ 9.12 per share for the 1999 grants, $ 10.78 per share for the 1999 plan for directors and the 1999 plan for employees, $ 15.75 for the 2000 grant, $ 8.82 for the January 2001 grant, $ 11.55 for the October 2001 grant, $ 7.9 for the 2002 grant, $ 4.67 for the 2003 grant and $ 2.9 for the 2004 grant.

Shares covered by unexercised options have no voting rights or rights to cash dividends.

3.	In October 1995 the Financial Accounting Standards Board issued SFAS 123 “Accounting for Stock Based Compensation” which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

In 1998, following the adoption of the ECtel Plan, the Company adopted the disclosure provisions of SFAS 123 but opted to remain under the expense recognition provisions of “Accounting for Stock Issued to Employees” in accordance with the methods prescribed by APB 25.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

3.	(cont’d)

As required by SFAS 123 the Company has determined the fair value of stock-based arrangements as follows:

Fair value
Grant	$

1998	3.57
May 1999	8.54
August and September 1999	9.59
2000	12.32
January 2001	4.81
October 2001 (employees)	6.28
October 2001 (directors)	7.40
2002	4.20
2003	2.30
May 2004	1.81
July 2004	1.55
August 2004 (employees)	1.59
August 2004 (directors)	1.49
December 2004	1.94

The fair values of stock-based compensation awards granted were estimated using the “Black-Scholes” pricing model with the following assumptions:

Year of grant	Dividend	Expected option life	Expected volatility	Risk free interest rate

1998	-	10	0%	6.0%
1999	-	10	0%	6.0%
1999	-	5	112.9%	6.0%
2000	-	5	101.3%	6.5%
January 2001	-	2	99.75%	5.5%
October 2001 (employees)	-	2	102.11%	3.0%
October 2001 (directors)	-	3	102.11%	3.0%
2002	-	3	79.61%	3.0%
2003	-	3	75.23%	1.0%
May 2004	-	4	74.17%	3.9%
July 2004	-	4	73.06%	3.6%
August 2004 (employees)	-	4	73.06%	3.4%
August 2004 (directors)	-	4	73.06%	3.4%
December 2004	-	4	68.85%	3.6%

As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during 2004, 2003 and 2002 to be $ 1.63, $ 2.30 and $ 4.20, respectively. The fair values of stock-based compensation awards granted were estimated using the “Black-Scholes” option pricing model with the following assumptions.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

Had compensation expenses for stock options granted under the ECtel Plans been determined based on fair value at the grant dates consistent with SFAS 123 requirements, the Company’s net (loss) income and (loss) earnings per share would have been reduced to the pro forma amounts shown below ($ in thousands, except per share data):

	Year ended December 31
	2004	2003	2002

Net (loss) income as reported	(13,495)	(40,675)	17,320
Add: Compensation expenses recorded in
statements of income	-	-	390
Less: Compensation expenses
according to SFAS 123	(1,797)	(2,491)	(4,589)

Pro forma net (loss) income	(15,292)	(43,166)	13,121

Basic (loss) earnings per share:
As reported	(0.74)	(2.26)	0.97
Pro forma	(0.86)	(2.40)	0.74

Diluted (loss) earnings per share:
As reported	(0.74)	(2.26)	0.93
Pro forma	(0.86)	(2.40)	0.71

C.	Warrants

In October 2001, as part of Net-I acquisition, the Company granted to Telrad:

(1)	Warrants to acquire 1,000,000 ordinary shares for an exercise price of $ 24 per share.
(2)	Warrants to acquire 250,000 ordinary shares for an exercise price of $ 28 per share.

These warrants were granted for five years expiring October 1, 2006 and were valued at $ 3,922 thousand using the “Black – Scholes” valuation model with the following assumptions:

Expected volatility	-	60%
Risk free interest rate	-	4.57%
Warrants terms	-	4 years
Dividend	-	0
Stock price	-	$ 10.997

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 – Taxes on Income

A.	Tax programs under various Israeli tax laws:

1.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

Pursuant to the above Law the Company is entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval received.

A major part of the production facilities of the Company has been granted the status of an “Approved Enterprise” under the above Law. Income arising from the Company’s “Approved Enterprise” is subject to zero tax rates under the “Alternative Benefit Method” and reduced tax rates based on the level of direct or indirect foreign ownership, for specified periods.

The period of benefits in respect of most of the Company’s production facilities will terminate in the years 2005 – 2016. The Company’s current investments in development facilities are made under new approvals.

At December 31, 2004, approximately 93% of the cost of the Company’s production facilities represented approved enterprise facilities (2003 – 45%; 2002 – 56%).

In the event of distribution by the Company of a cash dividend out of retained earnings which were taxed at zero rate due to the “Approved Enterprise” status, the Company would be subjected to 20% corporate tax on the amount distributed, and the recipients would have to pay 15% tax (to be withheld at source) on the amounts of such distribution received by them.

The Company has not recorded a deferred tax provision in respect of the above, as there is no intention to pay a dividend in the foreseeable future and, in any event, there is a tax strategy available whereby a distribution in liquidation will not create additional taxes for the Company.

2.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or changes in the exchange rate of the dollar –for a “Foreign Investors’ Company”, as defined by the Law for the Encouragement of Capital Investments, 1959. The Company elected to measure its operating results on the basis of the changes in the Israeli CPI. As a result, the Company is entitled to deduct from its taxable income an “Inflation deduction” (which partially compensates for the decrease in the value of shareholders’ equity resulting from the annual rise in the Israeli CPI).

3.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

The Company is an “Industrial Company” as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

4.	Tax rates applicable to income from other sources in Israel.

Income not eligible for “Approved Enterprise” benefits as mentioned above is taxed at the ordinary tax rate of 35% (also see Note 12H).

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 – Taxes on Income (cont’d)

B.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed based upon tax laws in their countries of domicile.

C.	Taxes on income

Taxes on income included in the consolidated statements of income are comprised as follows:

	Year ended December 31
	2004	2003	2003
	$ in thousands	$ in thousands	$ in thousands

Current and previous years taxes relating to -
Israeli operations	(43)	173	3,897
Foreign operations	13	-	(2,597)

	(30)	173	1,300

Deferred taxes relating to -
Israeli operations	-	(135)	(1,559)
Foreign operations	-	-	230

	-	(135)	(1,329)

	(30)	38	(29)

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 – Taxes on Income (cont’d)

D.	Reconciliation of the statutory tax expense to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Loss from continuing operations before
taxes on income, as reported in the consolidated
statements of income:	(25,785)	(35,770)	(1,424)

Theoretical tax on the above amount	(9,025)	(12,877)	(513)
(2004 -35%; 2003 and 2002 - 36%)
Tax effect of differences between the statutory rate
of tax and tax rate relating to foreign operations	(217)	(40)	(21)
Tax benefit arising from the "Approved Enterprise"	7,326	3,865	(556)
Differences for which deferred taxes were not
recorded	1,954	7,031	2,067
Taxes in respect of prior years for which deferred
taxes were not recorded	-	138	(2,193)
Currency revaluation on pre-paid taxes	-	28	-
Increase in taxes resulting from permanent
differences, net (mainly employee stock option
expenses and disallowed expenses)	109	1,925	1,533
Adjustments arising from differences in the
basis of measurement for tax purposes and
for financial reporting purposes and other*	(177)	(32)	(346)

Taxes on income for the reported year	(30)	38	(29)

*	Resulting from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company – (see A2 above) and the changes in the exchange rate of Israeli currency relative to the dollar.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 – Taxes on Income (cont’d)

E.	Components of deferred income tax

The Company recognizes deferred tax benefits based on the management’s expectation that future taxable earnings will be achieved. A valuation allowance has been made because it is more likely than not that deferred tax assets will not be realized.

Deferred income tax consists of future tax assets attributable to the following:

	December 31
	2004	2003
	$ in thousands	$ in thousands

Current deferred tax benefit:

Accrued expenses	19	11
Inventory	164	77
Vacation pay accruals	134	469
Allowance for doubtful debts	2,956	2,651
Research and development costs	315	881
Gross current deferred tax benefit	3,588	4,089

Less - valuation allowance	(3,588)	(2,187)

Net current deferred tax benefit*	-	1,902

Long term deferred tax benefit:

Liability for employee severance benefits	467	113
Operating and capital loss carryforwards	8,436	7,207
Fixed assets	123	245
Research and development costs	-	842
Others	-	67

Gross long term deferred tax benefit	9,027	8,474

Less - valuation allowance	(9,027)	(8,474)

Total net deferred tax benefit	-	1,902

*	This item is included in “other receivables” in the consolidated balance sheets.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 – Taxes on Income (cont’d)

F.	Tax assessments

Final tax assessments have been received by the Israeli company through the 1992 tax year. In accordance with the provisions of the Income Tax Ordinance tax returns submitted up to and including the 1998 tax year can be regarded as final.

The Company has received tax assessments for the years 1999 to 2001 and is in process of appealing these assessments. The amounts of tax in dispute are approximately $ 2 million, part of which relate to temporary differences. The Company has made a provision, which in opinion of management is adequate.

No final tax assessments have been received by the Subsidiary Companies since inception. Tax returns filed up to and including the 1997 tax year for the U.S. subsidiary can be regarded as final.

The Israeli Company has a tax loss carryforward of approximately $ 36 million which can be carryforward indefinitely.

The UK subsidiary has a tax loss carryforward of approximately $ 2.5 million which can be carried forward indefinitely. The US subsidiary has a tax loss carryforward of $ 8 million which can be carried forward for 20 years. The GmbH subsidiary has a tax loss carry forward of approximately $ 250 thousand, which can be carried forward indefinitely.

G.	Israel Tax Reform with effect from January 1, þ2003

During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel. The main provisions of the tax reform that may affect the Company are as follows:

1.	Transfer pricing of international transactions with related parties.

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company believes that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

2.	Employee stock incentive plans.

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company elected the capital gains tax route of – 25%.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 – Taxes on Income (cont’d)

G.	Israel Tax Reform with effect from January 1, þ2003 (cont’d)

3.	Controlled foreign company (CFC).

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4.	Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5.	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

H.	Reduction in the company tax rate

On June 29, 2004, the Israeli Parliament passed Income Tax Ordinance Amendment (No. 140 and Temporary Order) – 2004 (hereinafter – the Amendment).

The Amendment provides a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onwards the tax rate will be 30%.

The effect of the change in the deferred taxes balances required for previous periods, on the consolidated financial statements, as at December 31, 2004 is immaterial.

Note 13 – Related Party Transactions

A.	Related parties are comprised of principal shareholders (10% or more of the Company’s share capital) and their subsidiaries and affiliates as well as other affiliates of the Company.

Transactions with related parties are mainly comprised of sales of some of the Company’s products and purchases from related parties in respect of cost of sales.

All transactions with related parties were in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 13 – Related Party Transactions (cont’d)

B.	The Company had various agreements with ECI during the years 2000 to 2004. The agreements effective throughout 2004 are as follows:

1.	An administrative services agreement for various services including, inter alia, security and limited human resources-related services, maintenance, catering and transportation, and general and administrative services (all mainly through third party providers), as well intellectual property services. For the performance of each service the Company pays ECI amounts as agreed upon inthe agreement..

2.	A supply agreement with ECI, which replaced an earlier expired supply agreement. Under the terms of the new supply agreement, ECI supplies the Company with the components (hereinafter: “modules”) for use in its products. ECI may discontinue the production of any modules after giving 12 months prior notice, in which case ECI would be obligated to provide the Company with all the necessary information to manufacture the modules by the Company and integrate them into its products, as well as to supply it with spare parts for such modules.

For the performance of this agreement the Company pays ECI agreed prices.

3.	Effective October 1, 2002, the Company executed an administrative services agreement with ECI Telecom GmbH for the provision of certain services to ECtel GmbH, including leasing of office space, according to agreed payments.

The term of the agreement was for an initial period of one year, with automatical renewal of additional periods of one year each.

A sales representative agreement with ECI Telecom GmbH through September 30, 2002, in which amounts due to ECI are payment of ECI’s cost plus agreed commissions at the balance sheet date, no open obligations exists.

In connection with the termination of the sales representative agreement with ECI Telecom GmbH, the Company has undertaken to indemnify ECI Telecom GmbH with regard to any customer obligations or liabilities in any supply agreements which had been originally executed by ECI Telecom GmbH with such customers (on behalf of the Company) and which agreements could not be assigned for any reason to ECtel GmbH.

At the balance sheet date, no open obligations exist.

C.	Balances due to or from related parties:

	December 31
	2004	2003
	$ in thousands	$ in thousands

Assets:

Other receivables	225	35

Liabilities:

Trade payables	-	574
Current account	-	75

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 13 – Related Party Transactions (cont'd)

D.	Income from and expenses to related parties:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Sales	2	100	380
Purchase from related parties	813	3,494	3,179
Research and development costs, net	67	309	212
Selling and marketing expenses	474	657	330
General and administrative expenses	109	153	135
Financial expenses	22	-	-

E. Purchase of fixed assets from related
parties ($ in thousands):	-	-	129

Note 14 – Supplementary Financial Statement Information

Balance sheet:

A.	Cash and cash equivalents

Including short-term deposits and marketable bonds in the amount of $ 33.6 million as at December 31, 2004 (December 31, 2003 – $ 27.3 million).

B.	Receivables

1.	Net of provision for doubtful debts of $ 19,262 thousand as at December 31, 2004 (December 31, 2003 - $ 14,603 thousand).

The activity in the allowance for doubtful accounts for the years ended December 31, 2004 and 2003 follows:

	December 31
	2004	2003
	$ in thousands	$ in thousands

Allowance for doubtful accounts at the beginning of year	14,603	5,786
Additions charged to doubtful debt expense	5,609	13,242
Write-down charged against the allowance	-	(4,425)
Recoveries of amounts previously charged off	(950)	-

Allowance for doubtful accounts at the end of year	19,262	14,603

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 14 – Supplementary Financial Statement Information (cont’d)

B.	Receivables (cont’d)

2.	Substantially most of the Company’s sales are to large telecommunications service providers and government agencies around the world. Typically, the Company cannot obtain collateral from such customers.

3.	The Company entered into accounts receivables factoring agreements with number of financial institutions (“banks”). Under the terms of the agreement, the Company has the option to factor receivables, with the bank on a non-recourse basis, provided that the bank approves the receivable in advance. The company continues to be obligated in the event of the commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer.

As of December 31, 2004, trade receivables in amount of $ 2.8 million were sold (December 31, 2003 – $ 2.6 million). The Company accounts for transfer of financial assets in accordance with the provisions of SFAS No. 140.

C.	Other Payables and Accrued Liabilities

Consists of the following:

	December 31
	2004	2003
	$ in thousands	$ in thousands

Employees and social benefits	3,270	5,452
Tax authorities	53	494
Commissions payable	1,709	4,262
Verint Purchase agreement (see Note 18)	3,438	-
Product warranty liability (see Note 10G)	522	980
Other payables	2,655	5,272

	11,647	16,460

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 14 – Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information

1.	The Company has only one segment, which is divided on geographical basis for presentation purpose.

2.	Information on sales by geographic distribution:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Israel	852	1,095	997
Asia Pacific	1,117	2,234	21,110
North America	779	1,877	634
Europe	7,244	14,549	10,668
South America	2,545	7,733	16,917
Other	68	1,369	2,100

	12,605	28,857	52,426

Revenues are attributed to geographic distribution based on the location of the customer.

3.	Sales to single customers exceeding 10% of sales :

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Customer A	2,793	6,929	28,867
Customer B	1,412	(*)	10,064
Customer C	1,316	-	-

	5,521	6,929	38,931

(*)	Less than 10%.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 14 – Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information (cont’d)

4.	Long-lived assets on a geographical basis :

	Israel	United States	Europe	Total
	$ in thousands

December 31, 2004	11,215	-	6	11,221
December 31, 2003	16,235	972	27	17,234
December 31, 2002	21,997	1,025	80	23,102

E.	Cost of revenues:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Materials and components	2,757	10,319	13,498
Salaries, wages and employee benefits	4,174	4,931	5,058
Depreciation	115	278	306
Royalties to Chief Scientist (see Note 10B)	351	663	956
Other manufacturing and service costs	1,365	1,239	1,719
Stock-based compensation	-	-	10

	8,762	17,430	21,547
Decrease in inventories	594	24	817
Inventory write off	915	-	-

	10,271	17,454	22,364

F.	Research and development costs, net:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Expenses incurred	6,802	10,920	10,041
Less - grant participations	1,363	842	889

	5,439	10,078	9,152

G.	Selling and marketing expenses :

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Salaries and employee benefits	3,677	5,677	5,759
Agents' commissions	1,637	3,052	2,230
Advertising and exhibitions	186	216	290
Domestic and foreign travel	847	1,386	1,474
Stock-based compensation	-	-	26
Other expenses	2,724	3,966	3,908

	9,071	14,297	13,687

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 14 – Supplementary Financial Statement Information (cont'd)

H.	General and administrative expenses:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Salaries and employee benefits	2,184	2,017	2,229
Stock-based compensation	-	-	249
Doubtful debts	4,659	13,242	5,521
Other administrative and general expenses	1,657	1,715	904

	8,500	16,974	8,903

I.	Financial income and expenses:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Financial expenses:
Interest and bank charges	153	277	362
Exchange rate differences (see Note 2(B))	114	123	120

	267	400	482

Financial income:
Interest, mainly on bank deposits and other
receivables	578	417	668
Exchange rate differences (see Note 2(B))	127	175	83

	705	592	751

J.	Supplementary income statement information:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Maintenance and repairs	540	995	693
Depreciation of property, plant and equipment	968	1,146	1,360
Taxes (other than income taxes)	34	149	164
Rent of premises	746	1,129	1,039
Advertising costs	186	216	290

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 14 – Supplementary Financial Statement Information (cont’d)

K.	(Loss) earnings per share (“EPS”)

In February 1997, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 128, “Earnings per Share”(“SFAS 128”). Under SFAS 128, “basic earnings per share” is calculated based upon the weighted average number of common shares actually outstanding, and “diluted earnings per share” is calculated based upon the weighted average number of common shares, common equivalent shares, and other convertible securities outstanding.

Following are the details of the basic and diluted EPS:

	Year ended December 31
	2004			2003			2002
	Net income (loss)	Number of shares	per share amount	Net loss	Number of shares	per share amount	Net income (loss)	Number of shares	per share amount
	$ in thousands		$	$ in thousands		$	$ in thousands		$

Basic EPS for:

Continuing operations	(25,755)		(1.42)	(35,808)		(1.99)	(1,395)		(0.08)
Discontinued operations	12,260		0.68	(4,867)		(0.27)	18,715		1.05

	(13,495)	18,112,216	(0.74)	(40,675)	17,967,082	(2.26)	17,320	17,802,492	0.97

Effect of dilutive options:	-	-		-	-		-	749,344

Continuing operations	(25,755)		(1.42)	(35,808)		(1.99)	(1,395)		(0.08)
Discontinued operations	12,260		0.68	(4,867)		(0.27)	18,715		1.01

	(13,495)	18,112,216	(0.74)	(40,675)	17,967,082	(2.26)	17,320	18,551,836	0.93

(*)	Represent an amount less than $ 0.01

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 – Balances in Currencies Other Than the U.S Dollar:

A.	Comprised of:

	December 31, 2004					December 31, 2003
	Israeli currency		Foreign currency			Israeli currency		Foreign currency
	Linked(*)	Unlinked	Euro	Pounds Sterling	Others	Linked(*)	Unlinked	Euro	Pounds Sterling	Others
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Assets
Trade receivables	-	101	2,513	2,594	1,620	-	502	1,130	3,802	2,444
Other current assets	265	1,389	350	26	-	34	3,192	890	425	-
Long-term receivables	-	524	-	-	-	-	758	-	-	-

	265	2,014	2,863	2,620	1,620	34	4,452	2,020	4,227	2,444

Liabilities
Trade payables	-	1,589	4	-	-	-	4,458	125	68	4
Other current liabilities	-	3,845	185	85	-	530	3,243	64	205	120
Long-term liabilities	-	1,774	-	-	-	-	826	-	-	-

	-	6,788	189	85	-	530	8,527	189	273	124

(*)	Linked to the Israeli CPI.

B.	Aggregate exchange rate gains (losses) for the years ended December 31, 2004, 2003 and 2002 are $ 22,000, $ 116,000 and ($ 163,000), respectively.

As stated in Note 2(B), exchange gains and losses are included in the same income statement items in which the related transactions are included.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 16 – Disclosure Regarding Fair Value of Financial Instruments

The financial instruments of the Parent company and fellow subsidiary companies consist mainly of cash and cash equivalents, current and non-current receivables, accounts payable and accruals, and other long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital of the Parent company and fellow subsidiary companies is usually identical or close to their carrying value.

Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of amounts that could be realized in a current market exchange.

Cash and cash equivalents, trade receivables, other accounts receivable, parent and fellow subsidiary companies, net, trade payables, other payables – The carrying amounts approximate the fair value due to the short maturity of those instruments.

The fair value of long-term marketable securities also approximate the carrying value since it bear interest at rates closed to the prevailing market rates.

Note 17 – Restructuring and Related Impairment Costs

As a part of the Company’s Board of Directors’ decision to focus on ECtel core products and to abandon certain products as well as overall cost reductions, the Company recorded $ 3,358 thousand in reorganization expenses associated with payroll expenses, disposal of fixed assets and rent contracts termination penalty expenses and others.

A reconciliation of the beginning and ending restructuring liability balances are as follows:

	Year ended December 31, 2004
	Severance pay	Rent contracts	Disposal of fixed assets	Others	Total
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

At the beginning
of the year	-	-	-	-	-
Restructuring
expenses	1,015	608	917	818	3,358
Realized or paid	(917)	(571)	(917)	(431)	(2,836)

At the end of
the year	98	37	-	387	522

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 18 – Discontinuance of the Government Segment Operation

A.	On February 9, 2004, the Company sold the Government Surveillance Business to Verint Systems, an Israeli subsidiary of Verint Systems Inc. The transaction was consummated on March 31, 2004.

Pursuant to the asset purchase agreement, Verint systems purchased certain assets and assumed certain liabilities relating to our government surveillance business for $ 35 million in cash. The transferred assets included certain intellectual rights (as more fully described below), fixed assets, backlog contracts, agreements with subcontractors and suppliers, third-party software licenses and outstanding customer proposals. The assumed liabilities included employment-related liabilities in respect of Company’s employees who were hired by Verint Systems, including retention bonuses, severance and compensation liabilities with respect to the termination of certain of Company’s officers, and an accrual for certain research and development and customization expenses. The Company has retained its existing government surveillance projects and warranty obligations and subcontracted the performance thereof to Verint systems upon agreed terms.

B.	Set forth below are details of the assets and liabilities held for sale:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands

Assets
Inventories	-	332
Property, plant and equipment, net	-	1,416
Other assets	-	589

	-	2,337

Liabilities
Other payables	-	541
Liability for employee severance benefits, net	-	194

	-	735

C.	Set forth below are the results of operations of the discontinued operations:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Revenues	73	12,399	43,351
Expenses	(12,371)	(17,266)	(24,636)
Other income*	24,558	-	-

Results of discontinued operations	12,260	(4,867)	18,715

*	Gain from sale of government surveillance business.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 19 – Recently Enacted Accounting Standards

A.	FASB Statement No. 151, “Inventory Costs”

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS 151 should be applied prospectively.

The Company is currently evaluating the possible implications SFAS 151 may have on its financial statements.

B.	EITF Issue No. 03-1 “The Meaning of Other – Than – Temporary Impairment and its Application to Certain Investments”

In November 2003, the FASB ratified the consensus reached by the Task Force on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) regarding disclosures for certain SFAS 115 investment securities and investments accounted for under SFAS 124. In March 2004, the FASB ratified other consensus reached by the Task Force on EITF 03-1. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. The FASB recently announced that it intends on reconsidering in its entirety EITF 03-1 and all other guidance on disclosing, measuring, and recognizing other-than-temporary impairments of debt and equity securities Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature.

C.	FASB Statement No. 123 (Revision 2004) “Share-Based Payment” (“SFAS 123R”)

In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS no. 123 (SFAS No. 123R), “Accounting for Stock-Based Compensation”, requiring companies to record share-based payment transactions as compensation expense at fair market value. SFAS no. 123R further defines the concept of fair value as it relates to such arrangements. Based on SEC guidance issued in April 2005, the provision of this Statement will be effective for the Company as of January 1, 2006. The Company currently accounts for the Options under the recognition and measurement principles of APB 25 and related Interpretations using the intrinsic value method. Upon the adoption of SFAS 123R, the Company will be required to apply the provisions of the statement prospectively for any newly issued, modified or settled award after the date of initial adoption. As the Company currently uses the intrinsic value method to value the Options, the fair value assigned to any newly issued, modified or settled awards after the adoption of SFAS 123R is expected to be greater due to the differences in valuation methods, (see Note 11B).

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 19 – Recently Enacted Accounting Standards (cont’d)

D.	FASB Statement No. 153 Exchange of Non Monetary Assets – an Amendment to APB No. 29"

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non Monetary Assets –an amendment to APB No. 29". This Statement amends Opinion No. 29 to eliminate the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement in not expected to have any impact on the financial statements of the Company.

Note 20 – Subsequent Event

In January 2005, the Company was notified of a class action complaint which had been filed in the District Court of the State of Maryland against the Company, certain officers and directors of the Company who served in such positions in the years 2001-2003, as well as a major shareholder during the referenced period. The complaint alleges violation of U.S. Federal Securities laws and breach of fiduciary duties in connection with disclosure of ECtel’s financial results between April 2001 and April 2003.

The Company believes that the allegations made in the complaint are without merit and that it intends to vigorously defend against such complaint.