Form 20-F
period 2005-12-31
ECTEL LTD
filed 2006-06-15
CIK 1096197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

or

☐	Shell Company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report_____

Commission file number 0-30348

ECtel Ltd.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

10 Amal Street, Park Afek, Rosh Ha’ayin 48902, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, Nominal Value NIS 0.04 Per Share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2005:

18,169,089 Ordinary Shares, nominal value NIS 0.04 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒   No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

TABLE OF CONTENTS

PART I			5
	Item 1.	Identity Of Directors, Senior Management And Advisers	5
	Item 2.	Offer Statistics and Expected Timetable	5
	Item 3.	Key Information	5
		A. Selected Financial Data	5
		B. Capitalization and Indebtedness	7
		C. Reasons for the Offer and Use of Proceeds	7
		D. Risk Factors	7
	Item 4.	Information on the Company	18
		A. History and Development of the Company	18
		B. Business Overview	18
		C. Organizational Structure	26
		D. Property, Plants and Equipment	26
	Item 4A.	Unresolved Staff Comments	26
	Item 5.	Operating and Financial Review and Prospects	26
		A. Operating Results	26
		B. Liquidity and Capital Resources	35
		C. Research and Development, Patents and Licenses	38
		D. Trend Information	39
		E. Off-Balance Sheet Arrangements	39
		F. Tabular Disclosure of Contractual Obligations	39
	Item 6.	Directors, Senior Management and Employees	40
		A. Directors and Senior Management	40
		B. Compensation	42
		C. Board Practices	42
		D. Employees	45
		E. Share Ownership	46
	Item 7.	Major Shareholders and Related Party Transactions	47
		A. Major Shareholders	47
		B. Related Party Transactions	48
		C. Interests of Experts and Counsel	49

	Item 8.	Financial Information	49
		A. Consolidated Statements and Other Financial Information	49
		B. Significant Changes	50
	Item 9.	The Offer and Listing	50
		A. Offer and Listing Details	50
		B. Plan of Distribution	51
		C. Markets	51
		D. Selling Shareholders	51
		E. Dilution	51
		F. Expenses of the Issue	51
	Item 10.	Additional Information	51
		A. Share Capital	51
		B. Memorandum and Articles of Association	51
		C. Material Contracts	56
		D. Exchange Controls	58
		E. Taxation	58
		F. Dividends and Paying Agents	66
		G. Statement by Experts	66
		H. Documents on Display	66
		I. Subsidiary Information	66
	Item 11.	Quantitative and Qualitative Disclosures about Market Risk	66
	Item 12.	Description of Securities other than Equity Securities	69
PART II			69
	Item 13.	Defaults, Dividend Arrearages and Delinquencies	69
	Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	69
	Item 15.	Controls and Procedures	69
	Item 16A.	Audit Committee Financial Expert	69
	Item 16B.	Code of Ethics	69

PART I

        Unless the context otherwise requires, all references in this annual report to “ECtel,”“us,” “we,” “our” and the “Company” refer to ECtel Ltd. and its subsidiaries. References to “dollars” or “$” are to United States Dollars. References to “NIS” are to New Israeli Shekels.

        On March 31, 2004, we sold our government surveillance business to Verint Systems Ltd. Accordingly, our statements of operations, including those of prior periods, reflect the results of operations of this business in the line item called “income (loss) from discontinued operations”. All data in this Annual Report derived from our statements of operations, unless otherwise specified, exclude our government surveillance business.

        Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. In some cases, you can identify forward-looking statements by our use of words such as “expect,”“anticipate,” “believe,” “intend,” “plan,”“seek,” and “estimate” and similar expressions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in such statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D – Risk Factors” in this annual report and elsewhere in this annual report as well as our reports on Form 6-K submitted to the Securities and Exchange Commission.

Item 1.	Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

        The selected consolidated balance sheet data as of December 31, 2005 and 2004 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and audited by Somekh Chaikin, Registered Public Accountants, a member firm of KPMG International, independent public accountants in Israel.  Its report appears elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2003, 2002 and 2001 and the selected consolidated statements of operations data for the years ended December 31, 2002 and 2001 have been derived from our audited consolidated financial statements which are not included in this annual report. The following selected financial data should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included elsewhere in this annual report. These data should not be construed as indicative of our future operating results or financial position.

        In March 2004, we sold our government surveillance business to Verint Systems pursuant to an asset purchase agreement, which is described below under Item 10.C “Additional Information–Material Agreements.”  The results of operations of this business for each of the four years ended December 31, 2004 are reflected in our statements of operations in the line item called “income (loss) from discontinued operations,” and the assets and liabilities of this business as of December 31, 2003 are reflected in our balance sheet in separate line items, as well.

        On December 29, 2005, we acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd., two sister companies held by Elron Electronic Industries Ltd., which we refer to collectively as Telesoft. The effect of this acquisition is reflected in our consolidated balance sheet as at December 31, 2005.

	Year ended December 31,
	2005	2004	2003	2002	2001
	($ in thousands, except share and per share data)

Statements of Operations Data:

Revenues	23,151	12,605	28,857	52,426	60,951
Cost of revenues	10,985	10,271	17,454	22,364	24,051

Gross profit	12,166	2,334	11,403	30,062	36,900
Research and development costs, net	3,671	5,439	10,078	9,152	8,541
Selling and marketing expenses	6,917	9,071	14,297	13,687	12,201
General and administrative expenses	4,099	8,500	16,974	8,903	6,982
In process research and development costs	-	-	-	-	916
Restructuring and related impairment costs	360	3,358	-	-	-
Goodwill impairment	-	2,186	6,019	-	-

Total operating expenses	15,047	28,554	47,368	31,742	28,640

Operating (loss) income	(2,881)	(26,220)	(35,965)	(1,680)	8,260
Financial income, net	1,494	438	192	269	774
Other income (expenses), net	-	(3)	3	(13)	(27)

Loss from continuing operations before taxes
on income	(1,387)	(25,785)	(35,770)	(1,424)	9,007
Income tax benefit (expense)	20	30	(38)	(29)	78

Net (loss) income from continuing operations
before cumulative effect of change in
accounting principles	(1,367)	(25,755)	(35,808)	(1,395)	9,085
Cumulative effect of change in accounting
principles	-	-	-	-	(27)
Income (loss) from discontinued operations	-	12,260	(4,867)	18,715	2,878

Net (loss) income for the year	(1,367)	(13,495)	(40,675)	17,320	11,936

Earnings (loss) per ordinary share
Basic earnings (loss) per ordinary share:
Continuing operations	(0.08)	(1.42)	(1.99)	(0.08)	0.55
Cumulative effect of change in accounting
principles	-	-	-	-	(*)
Discontinued operations	-	0.68	(0.27)	1.05	0.17

	(0.08)	(0.74)	(2.26)	0.97	0.72

Weighted average number of shares outstanding	18,159,277	18,112,216	17,967,082	17,802,492	16,652,509
Diluted earnings (loss) per ordinary share:
Continuing operations	(0.08)	(1.42)	(1.99)	(0.08)	0.51
Cumulative effect of change in accounting
principles	-	-	-	-	(*)
Discontinued operations	-	0.68	(0.27)	1.01	0.16

	(0.08)	(0.74)	(2.26)	0.93	0.67

Weighted average number of shares outstanding	18,159,277	18,112,216	17,967,082	18,551,836	17,838,633

(*)	Represent an amount of less than $0.01

	December 31,
	2005	2004	2003	2002	2001
	($ in thousands)

Balance Sheet Data:

Cash and cash equivalents	24,860	34,436	27,964	52,786	40,525
Working capital	35,937	41,986	52,961	88,600	72,246
Assets, net - held for sale	-	-	1,602	-	-
Total assets	78,023	81,751	101,507	151,868	124,173
Due to (from) related parties, net	19	(225)	614	284	2,246
Shareholders' equity	61,368	62,689	76,023	116,529	97,681

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Our Industry

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.  In particular, we may not be effective in integrating our acquisitions or succeed in making additional acquisitions.

        As part of our growth strategy, we may pursue mergers and acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business.  For example, in the fourth quarter of 2005 we acquired two sister companies engaged in the development and marketing of Revenue Assurance solutions.

        The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product may absorb significant management attention that would otherwise be available for the ongoing development of our business. In addition, the process of integrating an acquired company’s business into our operations and/or of investing in new technologies may result in unforeseen operating difficulties and large expenditures. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis and the potential impairment of acquired assets.  Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized.  Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities as part of the consideration for such acquisitions or investments, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. In addition, we have limited experience with respect to operating acquired businesses. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business.  If the operation of the business of any future acquisitions disrupts our operations, our business may suffer.

Under the terms of our acquisition of Telesoft, we may be liable for Telesoft’s pre acquisition liabilities. These liabilities may be in excess of amounts we reserved.

        In December 2005, we acquired all the shares of Telesoft and agreed to assume all of the liabilities of Telesoft at the time of the acquisition. These liabilities might result in us having to make cash payments. In addition, if such liabilities exceed the liabilities we are aware of and have provided for in our financial statements or if there are liabilities that we were not aware of at the time of the acquisition and for which we are not indemnified, this could have an adverse affect on us.

We could be subject to warranty claims, which could be very expensive and harm our financial condition.

        We typically provide one-year warranty programs with respect to our products. Our warranty generally provides that we will repair or replace products with defects in materials or workmanship or that fail to meet agreed-upon specifications. Any significant product returns or warranty claims could adversely affect our results of operations. We offer sophisticated products that may contain software with undetected errors. In addition, new products may experience failures when first introduced, and both current and future products may experience failures as new versions are released. We rely to a large extent on our reputation among industry leaders in conducting our sales efforts. Such product returns or warranty claims and the associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and hurt our business.

We depend on single suppliers for some of our product components, including key product components in our legacy probing devices, and we cannot control the manufacturing and delivery of these components. Our business will be interrupted if these suppliers are unable or unwilling to provide these components.

        We utilize single suppliers for some of our product components, including critical components needed for some of ourproducts. We cannot control the delivery schedule for these components. In the event that any of these suppliers are unable to meet our requirements, or fail to do so in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. Any disruption, or any other interruption of a supplier’s ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, as suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that cannot be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition. Although we generally maintain an inventory for some of our components and subassemblies to limit the potential for an interruption and we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements or fail to do so in a timely manner, we cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production and in availability of spare parts. In particular, ECI Telecom Ltd., our supplier of critical hardware components for our legacy probing devices, has special expertise in engineering these components. ECI has informed us that it will stop manufacturing some of these components as of August 2006. Accordingly, we need to arrange for the manufacture of these components directly through a contractor. We have initiated discussions with an alternative supplier that has performed manufacturing services for ECI in relation to these components. However, we may not be able to come to terms acceptable to us with such alternative supplier or any other suitable manufacturer of these components on a timely basis. If we are unable to locate and agree upon terms with a suitable alternative supplier for ECI on a timely basis or, even if we agree on terms, and such contractor is unable or unwilling to provide these components at some point in the future, we may experience substantial delays in the manufacturing of certain of our products and our business may suffer. In addition, we may be required to pay the alternative supplier higher price for these components than the prices currently charged by ECI.

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

We are dependent upon Verint Systems to perform our remaining obligations under certain contracts with government customers on which we remained the named party.

In connection with the sale to Verint Systems of our government surveillance business, we remained the named party on a number of contracts which required additional performance, including for warranty and other remaining services.   With respect to these contracts, the customers consented to the performance by Verint of all the remaining obligations of ECtel under the contracts.   The customers also agreed to communicate directly with Verint in connection with the performance of the contracts by Verint.   However, we still may be liable to the customer in the event that Verint does not perform as required under these agreements and our financial condition and results of operations may suffer if these customers pursue claims against us. In the event that we suffer damages as a result of Verint’s non-performance, we may pursue our indemnification rights against Verint.

The market for our products is highly competitive. Because some of our competitors have much greater resources than we have or have a lower cost structure than us, it may be difficult for us to return to, and maintain, profitability. We may also face competition from our customers.

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

        Some of the companies that compete with us have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, marketing, public relations, sales, distribution and other resources. Some of our competitors and potential competitors are among the largest and most capitalized software and hardware companies in the world. Also, some of our competitors have located their research and development facilities in countries where labor costs for engineers and other experienced personnel are far lower than in Israel, where our research and development facilities are located.

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

        A substantial portion of our revenue has come from relatively large purchases by a small number of customers. Sales to our top ten customers accounted for 59.1% of our revenues in 2005, with sales to three customers in Eastern Europe accounting for 26.0% of our revenues and sales to three customers in Latin America accounting for 16.6% of our revenues. Sales to our top ten customers accounted for 74.8% of our revenues in 2004, with sales to three customers in Eastern Europe accounting for 39.7% of our revenues and sales to a customer in Latin America accounting for 10.4% of our revenues. We expect to continue to depend on sales to a small number of customers. However, we do not have long-term commitments from any of our top customers to purchase any specific quantities of products. We expect that our largest customers will vary from period to period. If we lose one or more large customers and fail to add new customers our results of operations could be seriously harmed.

We depend upon subcontracted outsourcers for the performance of certain of our European professional services and operations. The failure of these outsourcers to meet our quality or performance requirements may have a material adverse effect on our business, results of operations and financial condition.

        We have recently outsourced a portion of our professional services and operations in Europe to a subcontractor in Bulgaria. We believe that our future success will depend in part on our ability to continue, expand and manage the use of outsourced subcontracting resources in these and other respects. There are certain risks entailed in these practices, including but not limited to: the continued availability of these resources is not assured; the potential for migration of some expertise to a contractor outside of our organization; and our policies relating to protection of intellectual property rights may be harder or not possible to institute, manage or enforce in a subcontractor organization.

We have entered into a Distribution Agreement with ECI Telecom Ltd. under which we appointed ECI as our exclusive distributor in significant portions of the former Soviet Union, which we expect to be important markets for us.  Accordingly, we are dependent upon ECI for the achievement of sales in those markets.

        In June 2005 we entered into a distribution agreement with ECI under which we appointed ECI as our exclusive distributor in the Russian Federation, Ukraine and Kazakhstan, territories from which we expect, in the aggregate, to derive a significant portion of our revenues in the near future.  Under this agreement, ECI, among other things, maintains a business and sales organization in these territories to promote and/or effect the sale of those of our products and services covered by the agreement.   The agreement is subject to termination by either party upon three months’ notice. In addition, either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party. However, if ECI were to terminate this agreement or if it does not succeed in obtaining orders for our products and services, for whatever reason, our prospects for achieving our business plan and growth targets may be harmed.

Many of our customers require a lengthy, detailed and comprehensive evaluation process before they order our products. Our sales process has been subject to delays that have significantly decreased our revenues and which could result in the eventual cancellations of some sale opportunities.

        We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation and purchase process before we can sell them. In recent years, our customers are conducting a more stringent and detailed evaluation of our products, and decisions are subject to additional levels of internal review. As a result, the evaluation process has significantly lengthened. This evaluation process is currently taking between six and 18 months. The following factors, among others, affect the length of the approval process:

—	the time involved for our customers to determine and announce their specifications;
—	the time required for our customers to process approvals for purchasing decisions;
—	the complexity of the products involved;
—	the technological priorities and budgets of our customers; and
—	the need for our customers to obtain or comply with any required regulatory approvals.

        Delays in project approval have significantly decreased our revenues in the past. If customers continue to subject our products to lengthy evaluation processes, if they continue to delay project approval, if delays lengthen further, or if such continued delays result in the eventual cancellation of any sale opportunities, it could harm our business and results of operations.

We increased our cooperation with distribution channels for the sale of our products and services.  If our relationship with these distribution channels is for any reason impaired, our business and results of operations may suffer.

        We have agreements in place with distributors and system integrators to market and sell our products and services in addition to our direct sales force.  We derive about one quarter of our revenues from these sales channels. When a sale is directed through a distribution channel and not directly by us, if the sales effort of these channels are not successful we may lose sales opportunities, customers and market share.  In addition, there can be no assurance that our channel partners will not develop or market products or services in competition with us in the future. Furthermore, our financial results may be affected if our contracts with distribution channels were terminated, if our relationship with channel partners were to deteriorate or if the financial condition of our channel partners were to weaken.

Increased expense levels will harm our business if our revenues do not grow.

        Our revenues for 2005 were $23.2 million, compared to $12.6 million for 2004. Our net loss from continuing operations for 2005 was $1.4 million, compared with a net loss from continuing operations of $25.7 million for 2004, which excludes $12.3 million in income that was attributable to our discontinued government surveillance business.  We implemented a comprehensive recovery plan in 2004 aimed at rebuilding our business in response to the significant decrease in our revenues.  Although the plan involved significant expense reductions in 2004 and 2005 in order to bring expenses more into line with revenues, it also involved increasing our focus on sales execution, project delivery and customer support.   We expect to increase our investment in our sales and marketing and research and development activities in order to support our growth plan, which is aimed at increasing our revenues. In addition, we recently acquired Telesoft and have absorbed 28 of their employees as part of this acquisition. Accordingly, we expect our operating expenses to increase in 2006 in relation to 2005. If our revenues do not increase proportionately to our operating expenses, or if revenues decrease or do not meet expectations for a particular period, and we are not able to reduce our expenses in the short term, or at all, our business, financial condition and results of operations will be adversely affected.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

        Our success and ability to compete depend in large part upon our protection of our proprietary technology, including both software and hardware components of ourproducts. We currently rely on a combination of patents, trade secret and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We have several registered patents and trademarks as well as patent and trademark applications covering some of our technology and are in the process of preparing and filing additional patent and trademark applications. We cannot assure you that any of these applications will be granted. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws. Moreover, competitors and potential competitors may attempt to copy or reverse engineering aspects of our product line or to obtain and use information that we regard as proprietary. If we are unable to maintain the security of our proprietary technology for these or any other reasons, our business may suffer.

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

        The telecommunications service provider market to which we sell historically has been volatile.  From time to time this industry has experienced significant downturns.  For instance, beginning in late 2000 and continuing into 2003, the deterioration of the global economy in general and economic uncertainty in the telecommunications market in particular resulted in a decline of capital investment by telecommunications service providers. This decline in capital expenditures significantly reduced our sales and also resulted in pressure on the prices we charge for our products. While recovery of the telecommunication market was evident in 2004, the two principal markets in which we compete, the fraud prevention solution market and the revenue assurance market both continued to suffer the lasting impact of the changes to the market between 2000 and 2003.  If the recovery in our principal markets continues to progress at a slow pace such that current and potential customers postpone or decrease further capital investment, our revenues may fail to grow significantly or may decline, either of which would have a continued material adverse effect on our operating results. Similarly, adverse market conditions in the future could have a negative impact on our business by reducing the number and the value of new contracts we are able to sign. In addition, a recurrence of the slowdown in the buying decisions of telecommunications service providers could extend our sales cycle period and limit our ability to forecast our flow of new contracts.

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

        In recent years we have experienced, and may continue to experience, significant fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations. Factors which have contributed and may in the future contribute to fluctuations in our results of operations include:

—	general economic conditions;
—	the capital spending patterns of our customers;
—	the size and timing of orders, including order deferrals, and subsequent shipments;
—	market acceptance of new products;
—	the timing of our product introductions or enhancements or that of our competitors or providers of complementary products;
—	the percentage of sales for which we pay sales commissions;
—	disruptions in our sources of supply; and
—	increasing delays between the receipt of awards and the formal issuances of purchase orders.

        The results of past periods should not be relied upon as an indication of our future performance. It is likely that in some future periods, our operating results may again be below our expectations, or the expectations of public market analysts or investors, which may cause our share price to drop.

In addition to our software, our products also contain certain hardware components. We must maintain sufficient inventory levels of these components to meet anticipated demand. If we cannot predict orders accurately, our inventory may become obsolete and our financial performance may be harmed.

        Our solutions consist of both software and hardware components. The timing and volume of our customers’ orders are generally difficult to forecast for each quarter, as a substantial majority of our sales are booked and shipped in the same quarter pursuant to purchase orders. We purchase the hardware components of our solutions from a small number of manufacturers, some of which may not always timely fill our orders. We must therefore maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis. Maintaining sufficient inventory levels to assure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs. A shift in demand could also result in inventory write-offs, which could harm our financial performance. For example, during the first half of 2004, we recorded an inventory write-off of approximately $915 thousand in connection with inventory that became obsolete or that we estimated that we would not be able to sell.

The payment cycle for our receivables may reduce the cash we have available to operate and expand our business.

        As is typical in the telecommunications industry, our contracts may provide for payments under a variety of payment schedules. For example, we may receive a deposit prior to shipment, a partial payment upon delivery and final payment after 180 or 360 days from delivery. Also, we may collect payments due to specific project milestones, upon specific customization and development progress. Such payment cycles may adversely affect the cash resources available to operate and expand our business.

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

        Several of our newer products are designed to meet the specific requirements of new value-added services being made available by packet-switched technology (VoIP) and third generation wireless networks (3G). The markets for VoIP and 3G are currently developing.  We cannot be sure that the delivery of telephone, other communication or new value-added services through VoIP or 3G networks rather than over traditional telephone networks will expand.  If third generation networks and VoIP services are not fully developed and accepted in the marketplace, the market for some of our newer products may not develop or be sustainable. In that case, our business would be adversely affected.

Implementation of certain new technologies by telecom carriers may result in a decline in demand for our products.

        New technologies, such as VoIP, are facilitating the use of cheaper communications media and new pricing schemes, such as flat rates, by some telecom service providers. Such service providers may be less inclined to invest in high-end solutions like ours. Moreover, since these technologies enable the service providers to offer relatively low calling rates to subscribers, this may reduce the incentive to commit telecom fraud or to constantly monitor revenue related processes and thereby reduce the demand for anti-fraud and revenue assurance solutions like ours. This trend may harm our revenues and results of operation.

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

        We face additional risks from our international operations including:

—	difficulties of obtaining licenses, the imposition of tariffs and the effects of other trade barriers;
—	difficulties in staffing and managing foreign operations;
—	potentially adverse tax consequences;
—	laws and business practices favoring local competitors;
—	costs and difficulties of customizing products for foreign countries;
—	compliance with a wide variety of complex foreign laws and treaties;
—	political instability; and
—	variance and unexpected changes in local laws and regulations.

        In addition, we recently outsourced a portion of our professionalservices and operations in Europe to a subcontractor in Bulgaria. Bulgaria is still economically and politically unstable, suffers from exchange rate and inflation fluctuations, political and criminal corruption, and lack of commercial experience and unpredictability of the civil justice system. There can be no assurances that one or more of such factors will not have a material adverse effect on our Bulgarian operations and, consequently, on our business, financial condition or results of operations. We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively. In addition, our ability to adequately protect our proprietary rights in Bulgaria is further unclear due to its political instability and the fact that the protection of intellectual properties in eastern European countries has traditionally been difficult to achieve. If we fail to overcome the challenges we encounter in our international operations, our business will be materially adversely affected.

Currency fluctuations could cause customers to default on payment.

        Currently our international sales are denominated primarily in U.S. dollars. Accordingly, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. An increasing portion of our international sales is now denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions. We may choose to limit this exposure by entering into hedging transactions. However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations. Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems.

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

        Our customers generally operate their networks using a wide variety of software applications, network equipment and software and hardware platforms. If our customers do not agree to use the technology platforms designated by us or if our products fail to integrate properly with our customers’ equipment, our ability to generate future sales will be harmed. For example, a portion of our FraudView® application platform uses the Win-Tel operating system. Most companies in the telecommunications industry currently use UNIX and may not be willing to implement a solution which is partially based on Win-Tel. If service providers are unwilling to accept a Win-Tel partially based solution, our business will be harmed.

Breaches in the security of the data collected by systems that we have sold and still support could adversely affect our reputation and results of operations.

        Our customers rely on third-party security features to protect the privacy and integrity of customer data. Our products may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system, the hardware platform or the networks linked to the platform. Our QualiWeb®product, which we ceased to produce and to actively market in 2004, but which will still support, provides information using Web access, presents additional security issues for our customers. Exploitation of any vulnerability could jeopardize the security of information stored in and transmitted through the computer systems of our customers. If the security of our products were compromised, our reputation would be significantly harmed, which would cause our business to suffer. In addition, we may be liable to our customers for any breach in security. We may be required to expend significant capital and other resources to further protect against security breaches or to correct problems caused by any breach.

We are subject to new European regulations that will require us to use components consisting of environmentally friendly materials. Compliance with these regulations may increase our costs and adversely affect our results of operations.

        We are subject to new European telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Community directive, telecom equipment suppliers are required to cease using specified materials that are not “environmentally friendly” by July 1, 2006. In addition, telecom equipment suppliers are required under this directive to eliminate the lead solders from their products by 2010. Compliance with these directives may require us to undertake significant expenses with respect to the re-design of certain of our hardware products or find other complying alternatives. In addition, we may be required to pay higher prices for third party components that comply with this directive. Our inability or failure to comply with these regulations could harm our ability to sell our products in Europe and in any other countries that may adopt this directive, and may have an adverse effect on our results of operations.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals or cannot hire additional qualified personnel, our business will be harmed.

        Our business and future growth and success largely depend on the managerial and technical skills of members of our senior management. If one or more of the members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected.

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

        U.S. Holders of our ordinary shares face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. As a result of our substantial cash position and the decline in the value of our stock in prior years, we would be classified as a PFIC if the asset test described above were applied on the basis of our market capitalization.  There is a possibility that the application of the asset test based on an alternative valuation of our total assets would also result in our being classified as a PFIC. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States Holders should carefully read “Taxation – United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

        Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. From October 2000 until recently, there was a high level of violence between Israel and the Palestinians, which led to a breakdown of the entire peace process and has affected Israel’s relationship with its Arab citizens and several Arab countries. In addition, in January 2006, Hamas, the Islamic Resistance Movement, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority. Hamas does not recognize Israel’s right to exist as a state and Israel considers Hamas to be a terrorist organization. Therefore, there can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue. Furthermore, several countries restrict business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as the result of the recent increase in hostilities. These restrictive policies have had and may continue to have an adverse impact on our business. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic conditions in Israel.

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

The tax benefits to which we are currently entitled from the Investment Center of the Israeli Ministry of Industry, Trade and Labor require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

        We are entitled to tax benefits under Israeli law for capital investments that are designated as approved enterprises. To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future.   From time to time, we submit requests for expansion of our approved enterprise programs or for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise.  We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law.  We received an approval in principle from the Investment Center with respect to the sale of our government surveillance business to Verint Systems in March 2004. If the Investment Center declines, for any reason, to grant us the final approval, our tax benefits under Israeli law will be materially reduced, see “Item 10 Additional Information –Israeli Taxation”. The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

Because we receive grants from the Office of the Chief Scientist, we are subject to ongoing restrictions, and certain of our large shareholders are required to undertake to observe such restrictions. Also, if we choose not to submit any new requests for grant programs, or, if the grants under requests we have made are decreased or terminated, our costs would increase.

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

        We recorded grant participations of approximately $0.5 million in 2005 and approximately $1.4 million in 2004. As of December 31, 2005, our contingent liability to the Office of the Chief Scientist with respect to grants received was approximately $2.7 million. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future. These programs may not continue in the future at their current levels or at any level. From time to time, we decide to submit requests for new OCS grants. There can be no assurance that we will receive any grants in the future, if we submit grant requests, or that, if we are approved for a grant, that there will not be a subsequent reduction in the amounts granted by the OCS. A failure to receive a grant applied for, reduction in the amount of an approved grant or the termination of the OCS grant program would increase our operational costs.

It may be difficult to enforce a U.S. judgment against us, our officers or directors or to assert U.S. securities law claims in Israel.

        Service of process upon us, since we are incorporated and headquartered in Israel and upon our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

        There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;
—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;
—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;
—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and
—	the U.S. court is not prohibited from enforcing judgments of Israeli courts.

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

        The Israeli Companies Law – 1999 includes restrictions on mergers, such as special voting requirements, the ability of creditors to seek court intervention to delay or prevent a merger and mandatory waiting periods. In addition, under certain circumstances, the Companies Law requires that acquisitions be performed via tender offer. For more information, see “Item 10B – Memorandum and Articles of Association –Mergers and Acquisitions Under Israeli Law.”

Risks Related to the Market for Our Ordinary Shares

We are currently a party to a securities litigation class action lawsuit, which, if determined adversely, could negatively affect our business and results of operations.

        On October 19, 2004, a class action complaint (the “Class Action Complaint”), Leumi Gemel Ltd. v. ECtel Ltd., et al., Case No. 8:04-CV-03380-RWT, was filed in the United States District Court for the District of Maryland.  Named as defendants are ECtel Ltd., ECI Telecom Ltd., and certain of ECtel’s directors and officers.  The Class Action Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by making false and misleading statements in the Company’s SEC filings and press releases during a period beginning April 24, 2001, and lasting through April 2, 2003.  The claims are purportedly brought on behalf of all persons who purchased our stock during that period.  The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs.

        On December 15, 2005, plaintiffs filed an amended complaint (the “Amended Class Action Complaint”), and defendants, subsequently filed motions to dismiss the Amended Class Action Complaint.  The hearing on our motion to dismiss has been scheduled for May 22, 2006.  We believe that the plaintiffs’ claims are without merit and intend to defend the case vigorously.  In doing so, we may incur substantial costs.  In addition, the litigation has been, and may continue to be, time-consuming and costly and could divert the attention of our senior management.  These lawsuits or any future lawsuits filed against us could seriously harm our business.

Our stock price has decreased significantly in the past and could continue to fluctuate significantly in the future.

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since the first quarter of 2003. Even though our share price increased during the last year, numerous factors, many of which are beyond our control, have caused and may continue to cause the market price of our ordinary shares to fluctuate significantly, such as:

—	shortfalls in our operating results from levels forecast by securities analysts and by us;
—	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;
—	announcements concerning us, our affiliates, or our competitors;
—	the introduction of new telecommunications services;
—	changes in pricing policies by us or our competitors;
—	market conditions in our industry and the global economy in general; and
—	the general state of the securities market (particularly the technology sector).

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

        ECtel Ltd. is our legal and commercial name.  Until April 1998, we operated under the name ECI Telesystems Ltd. We were incorporated as a wholly-owned subsidiary of ECI Telecom Ltd. on April 4, 1990, under the laws of the State of Israel. Our principal executive offices are located at 10 Ha’amal Street, Rosh Ha’ayin 48092, Israel and our telephone number is (972-3) 900-2115. Our agent in the United States, ECtel Inc., is located at 8211 W. Broward Blvd., Suite 460, Fort Lauderdale, FL.

        On December, 29, 2005, we acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd., two sister companies held by Elron Electronic Industries Ltd., which we refer to as Telesoft.

        Telesoft is engaged in the development and marketing of software solutions for the management of large communications and internet networks, including its Revenue Assurance solution for telecommunication services providers, which effectively complements our Integrated Revenue Management solution. We believe that the acquisition of Telesoft will allow us to provide telecommunications service providers with a flexible solution that addresses all of their revenue assurance needs.

        In March 2004, we sold our government surveillance business to Verint Systems pursuant to an asset purchase agreement, which is described below under Item 10.C “Additional Information–Material Agreements.”  Our Chief Executive Officer resigned in January 2004 and this was followed by the resignation of six Vice Presidents during the balance of the first half of 2004, either in connection with the transaction with Verint Systems or for personal or professional reasons. In mid-February 2004, Eitan Naor assumed the position of President and Chief Executive Officer. Mr. Naor assembled a new management team which has led our efforts in formulating a comprehensive recovery plan and its implementation.

        The plan, which was launched during the second quarter of 2004 and the implementation of which continued through most of 2005, was aimed at rebuilding our core telecom business. To this end, the plan involved increasing our focus on sales execution, project delivery and customer support, with an emphasis on improving existing customer relationships, expanding the sales pipeline and closing pending deals. As part of these efforts, we established, in June 2004, a new department we refer to as the PSO (Professional Services Organization & Operations). The PSO is responsible for project development, field engineering, customer support, expert guidance and training.

        The recovery plan also included measures to further reduce our cost structure. Specifically, it included steps intended to align our costs and revenues, including a material reduction of our global workforce and the consolidation of several of our activities, such as the closing of our main U.S. office and the elimination of our quality-assurance product’s research and development team located in that office.  In connection with the implementation of the plan, we recorded $3.4 million in reorganization expenses associated with payroll expenses, disposal of fixed assets and rent contracts, termination penalty expenses and other costs. See Note 17 to our consolidated financial statements for the year ended December 31, 2005, included elsewhere in this annual report.

Principal Capital Expenditures

        Our principal capital expenditures in the past three years have been the purchase of equipment and other fixed assets used in our business (mainly in Israel). Also, we acquired Telesoft. The aggregate purchase price was $2.5 million, consisting of $2.1 million in cash paid to Elron Electronic Industries Ltd., as the seller, at the closing and $0.4 million in direct transaction costs consisting primarily of professional fees. In addition, in the event that over a period of 12 months following the closing date of this transaction, certain milestones will be met, we will be obligated to pay an additional $0.4 million in cash to Elron Electronic Industries Ltd., in two deferred installments.

        Capital equipment purchases totaled approximately $0.6 million in 2005, approximately $0.9 million in 2004, and approximately $1.8 million in 2003. Our capital expenditures in 2005 were spent primarily for the procurement of test and production equipment computers, as well as for new furniture and office equipment, due to our Israeli office relocation in July 2005. We used internal working capital to finance these capital expenditures.

B.	Business Overview

         The following description does not include our government surveillance business. Our surveillance solutions enabled governmental agencies to perform real-time, comprehensive surveillance on telecommunications networks. We sold this business to Verint Systems in March 2004.

General

        We develop and market our Integrated Revenue Management™, or IRM™, solutions. The IRM enables communications service providers to deploy, execute, and oversee multiple revenue management programs, such as our fraud prevention and revenue assurance products, on the same platform. The IRM features scalability. As a result, communications service providers moving towards integrating all existing and future revenue management programs can, initially, implement any part of the IRM, while gradually migrating to a comprehensive IRM™ solution. Our solutions equip telecommunications service providers with comprehensive data gathering, monitoring, control and analysis capabilities to improve their operational efficiency and profitability by:

—	detecting and preventing fraud;
—	Monitoring and controlling revenue related processes;
—	detecting revenue leakage, (i.e. failure of a telecommunications service providers to correctly and fully bill and collect revenues for services provided by it), as part of a revenue assurance process, including leakage of billing events;
—	supporting revenue assurance, including call leakage detection; and
—	helping to settle interconnect disputes between operators.

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

        Increased Focus on Operational Improvements and Revenue Assurance. Due to competitive industry conditions, service providers have often been forced to lower the prices they charge for value added services.  In turn, lower prices have resulted in lower profit margins for the service providers with respect to these value-added services. Operators seeking greater profitability per subscriber are looking internally to improve business efficiency, therefore an increased need for service providers to ensure that they capture as much of the revenues associated with these value added services as possible. In addition, the recent increase in regulatory scrutiny by securities law and other regulators serve as an incentive for our potential customers to implement advanced revenue assurance systems, thereby improving the quality of their internal controls.

        Service Provider Challenges

        As service providers increase their focus on fraud prevention and revenue assurance, they face challenges in the following areas:

        Fraud and Revenue Leakage Prevention.  Fraud and revenue leakage typically represent a significant loss of revenues for service providers. We believe that there are several significant reasons telecommunications service providers invest in fraud and revenue leakage prevention:

—	Immature systems, products, and processes that result from adoption of emerging technologies, such as Next Generation, VoIP, and 3G, and innovative services, including high value transactions such as on-line banking, mobile commerce, and content, as well as from the integration of operators’ systems after mergers and consolidations among operators and internal changes in operators’ organizational structure increase vulnerability to errors, faults, leakage and fraud;

—	Product improvements, increased maturity of the revenue assurance market, and market education by independent software vendors and consultants, is increasing the willingness of operators to shift some of their investments in outsourced revenue assurance services towards internally-deployed revenue assurance software products;

—	The current competitive business environment in the communications markets drives operators to increase their focus on profitability per customer in addition to number of customers and average revenue per customer. Operators must therefore look internally to improve execution and internal operations, such as with respect to fraud and revenue leakage prevention; and

—	In some countries, “pirate” services providers have begun providing international voice service on data lines which they lease from the network operator. These leased data lines are generally not permitted by various laws governing data and voice traffic in these countries to carry voice traffic. By using these data lines, the pirate providers bypass the high international toll tariffs that traditional service providers are required to pay when providing international voice service. As a result, the pirate providers can charge less to customers than traditional service providers can, which in turns results in the loss of customers by traditional service providers.

        Service providers require increasingly sophisticated fraud prevention and revenue assurance solutions in order to overcome these challenges and effectively detect and prevent fraud in modern telecommunications networks.

        Interconnect/Intranetwork Billing. The number of usage transactions, both among service providers and within the network is continually increasing, making it more important to verify the accuracy of both intranetwork and interconnection arrangements. In addition, the current flat rate billing solutions do not enable service providers to bill their subscribers and other providers based on usage of new value-added services, such as SMS or cellular roaming, over their networks. In order to maximize potential revenues, service providers require usage-based billing solutions.

        In order for service providers to effectively address these challenges and remain competitive, they require comprehensive revenue assurance solutions to prevent fraud and accurately bill for their intranetwork and interconnect transmissions. These solutions must be capable of processing hundreds of millions of sessions per day from objective and/or comparable sources, operating with hardware and software provided by multiple vendors and supporting the multiple technologies that exist in converged networks. In addition, solutions must be flexible in order to adapt easily to rapidly changing technologies.  Finally, service providers seek revenue assurance solutions that meet all of these objectives and provide a demonstrable and rapid return on investment.

The ECtel Solution

        We develop and market our Integrated Revenue Management™, (or IRM™), framework. The IRM enables communications service providers of both wireline and wireless networks to deploy, execute, and oversee multiple revenue management products such as our fraud prevention and revenue assurance products, on the same platform. The IRM features scalability. As a result, communications service providers moving towards integrating all existing and future revenue management programs can, initially, implement any part of the IRM, while gradually migrating to a comprehensive IRM™ solutions. Our products consist of proprietary software and hardware components, as well as off-the-shelf hardware and software components.

        We believe that our solutions provide our customers with the following benefits:

—	Comprehensive View of the Network. Modern international communications networks function on a variety of transmission protocols. For example, transmission protocols for circuit-switched networks are different from those used in packet-switched networks. Our solutions have the capability to view and analyze many of the transmission protocols used in converged networks. In addition, our solutions are capable of viewing and analyzing not only the signaling information, but also the embedded session information. Signaling information consists of basic information, such as time and place of origin and destination of the message. Embedded session information includes the classification of message type (e.g., voice, fax or data) and information regarding the message content, such as touch tones initiated during a call. Most alternative solutions provided by our competitors only analyze the signaling information. Moreover, our solutions perform the crucial mediation function, which is necessary in order to analyze and correlate data from a wide variety of information sources in a packet-switched network. These information sources include specialized probes that provide value-added services and other applications. As a result, our solutions are generally able to provide a more comprehensive view of modern, interconnected networks than those of our competitors.

—	Real-Time Functionality. Our system platform is designed to collect, process and present data about the network in real-time. This allows our customers to react to network conditions and events generally as they occur. For example, using our fraud prevention product, a service provider can detect and interrupt fraudulent activity as it occurs or even before it begins, thereby reducing losses. This real-time functionality is of increasing importance with respect to data services that support high value transactions, such as on-line banking or securities trading, in which both the network provider and the subscriber bear the risk of substantial losses as a result of acts of fraud. Based on this information, the provider can reroute traffic and initiate maintenance on its network within minutes.

—	Flexible, Scalable, Multi-Application Platform. Our system platform has been designed to meet the continually evolving requirements of service providers. Our platform is based on a modular architecture, which enables our customers to easily and cost-effectively add capacity and network coverage. In addition, because all of our applications run on the same platform, our customers can easily add new functionalities to their installed solution. Our solutions can also be easily upgraded to keep up with the rapid introduction of new technologies and services.

—	Vendor Independent Solutions. Our probing solutions analyze raw signaling information and embedded session information, each captured directly from the network. These solutions do not rely on information provided in vendor-specific format such as data that is processed and formatted for billing systems. By analyzing raw information, our fraud prevention system enables our customers to detect types of fraud that would not be detected by analyzing only processed data. For example, our solutions capture and analyze information about unsuccessful call attempts, which is not usually registered with billing systems, and which is important in detecting some types of fraud and implementing a proactive approach for fraud prevention.

—	Sophisticated Algorithms. We have developed sophisticated proprietary algorithms to enable our products to perform comprehensive session analyses. Using these algorithms and supporting hardware, our solutions can analyze signaling information and embedded session information on multiple channels simultaneously. For example, our powerful data-mining algorithm uses neural networks and decision tree techniques that enable our fraud prevention solutions to detect types of fraud that the rule-based solutions of many of our competitors are unable to detect. We have also developed proprietary digital signal processing algorithms to enable our products to perform comprehensive session signal analysis.

—	Personalized Dashboards. Our system platform and applications provide service providers with the flexibility to have their personnel define the scope of the data they require and the preferred method of viewing this data. For example, a service provider’s revenue assurance professional may use our revenue assurance products to view a bar graph showing revenue leakages for various products offered by the service provider. At the same time, its marketing professional may use the same product to view usage information. Using a standard personal computer, each user can generate customized reports and easily select, organize and analyze the data relevant to the user.

Business Strategy

        Our objective is to be a leading provider of integrated revenue management solutions worldwide. Currently our IRM suite of integrated revenue management solutions includes fraud prevention solutions and revenue assurance solutions. The following are key elements of our strategy:

—	Offer Comprehensive Fraud Prevention and Revenue Assurance Solutions within our IRM suite. We offer our service provider customers comprehensive fraud prevention and revenue assurance solutions to meet their fraud prevention and revenue assurance needs. We also seek to regularly add new functionality and applications to our products to enable our customers to meet the full range of fraud prevention and revenue assurance challenges that exist in converged networks. We continually seek to adapt our existing fraud prevention and revenue assurance solutions to be compatible with emerging technologies and services.

—	Maintain and Enhance Our Technological Leadership. We believe that our technology platform provides us with a competitive advantage in developing revenue assurance solutions to meet the rapidly changing needs of service providers. We have invested significant resources over a number of years for both internal development and selective acquisitions. We intend to continue to invest in our technology, through internal development and selective acquisitions, to maintain our position as a technological leader in revenue assurance solutions.

—	Focus on Leading Worldwide Service Providers. We focus our marketing efforts on leading worldwide service providers of wireline, wireless and next-generation communication services, many of whom have global affiliations. We have sold our solutions to many of the world’s largest telecommunications service providers, including Austria Telekom, , Cable & Wireless Group, Hutchison H3G, O2, Portugal Telecom, MCI, Vodafone Sweden, Kievstar, Qwest Communications International, Swisscom, the Telefonica Group, Serbia Telecom and Rostelecom. We believe that sales to market leaders will assist our marketing efforts to establish our brand name and industry position.

—	Maintain Direct and Interactive Relationships With Our Customers. We work closely with our existing customers, both to support the solutions already sold to them, and to provide additional products through cross sales and professional services to help them refine and upgrade their solutions. This enables us to market complementary products to our customers to meet their changing needs and to stay abreast of the evolving needs of the marketplace.

Products

Integrated Revenue Management Framework

Our Integrated Revenue Management (IRM) framework consists of a single software and hardware platform that can be leveraged for our fraud prevention and revenue assurance solutions.

        Fraud Prevention Solutions

        Our fraud prevention solutions enable communication service providers (CSPs) to detect, prevent and manage the treatment of suspected fraudulent activities. The system gathers information about calls both in real-time and offline and compares it to fraudulent scenarios established within user-specified filter parameters, subscriber profiles and thresholds. When defined thresholds are reached, an alert is automatically generated and appropriate intervention can take place according to the user’s chosen parameters. Our FraudView® system provides comprehensive fraud detection and prevention solution for wireline, wireless and next generation networks.

        Revenue Assurance Solutions

        Our revenue assurance solutions enable wireline, wireless, and next-generation Communications Service Providers (CSPs) to implement automated revenue assurance processes. Our solution gathers information such as call and customer details as well as trends and balances from several sources, and compares the information in order to discover discrepancies and generate Key Performance Indicators (KPIs), which are metrics that help the user quantify the level of leakage and level of performance of a certain revenue-related process. Each user can build, revise and add KPIs according to its organizational needs. Through its top-down viewing approach, it empowers users to locate risk points, validate revenue assurance processes, prioritize repair actions and fix leakages.

        The IRM Platform

        Our IRM platform can be leveraged for both our fraud prevention and revenue assurance solutions. The platform includes the following components

—	Probes;

—	Data Management Layer or data loaders; and

—	Dashboard.

        Probes. Our application-specific probes are attached to the CSP’s network. Our probes for circuit-switched networks are a combination of our proprietary software and hardware components. Our probes for next generation networks are a combination of our proprietary software and off-the-shelf probe hardware. The probes capture, filter, aggregate, correlate and merge data collected from network links, such as E-1/T-1 links, and Internet, fast Internet and gigabit Internet links. Our probes gather information from all layers of the network, from the physical layer to the application layer, without disrupting the operation of the network service.

        Data Management Layer or data loaders software component. Our software solutions perform the crucial data loading and data preparation functions. This consists of extracting, collecting, re-formatting, filtering and enriching raw data from various network elements and management systems, including switches, soft switches, billing systems, mediation systems, CRM systems, routers, authentication servers, VoIP gateways and other information systems. This information can be combined with information obtained from probes to create complete data records relating to sessions passing through the network.

DashBoard. Our solutions include installed software with a central display that provides an overview of key information and KPIs. It is fully configurable and provides enterprise-wide visibility across all monitored revenue and cost streams. It enables users to drill down to the raw data level of each KPI. It also provides users and managers with a wide range of analytical and statistical reports, including multi-level reports with drill-down capabilities.

        Our platform’s flexible, scalable architecture is designed to evolve and grow with emerging technologies and the changing needs of our customers. It enables our customers to:

—	Scale the capacity and processing power of our products;

—	Add new applications to an installed system; and

—	Assimilate new and emerging network standards, devices and applications.

        In December 2005, we acquired Telesoft, a company engaged in the development and marketing of software solutions for the management of large communications networks. We believe that its line of products, including its Revenue Assurance solution, combined with our fraud prevention solutions will enable us to provide communications services providers with a comprehensive solution for their IRM requirements.

Sales and Marketing

        As of March 31, 2006, our direct sales force and marketing staff consisted of 27 employees worldwide. We market our fraud prevention and revenue assurance solutions to service providers worldwide, primarily through a direct sales force. Our sales staff operates out of our offices in Israel, the United States and Germany, and in addition we engage local sales representatives, distributors and sales consultants.  In some territories we engage full time sales consultants for management of sales activities in adjacent territories.

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

Customers

        Our customers are communications service providers, of both fixed and wireless services. We have sold our solutions to leading CSPs worldwide, including the following:

Rostelecom	Telefonica Group

BellSouth group	MCI

Cable & Wireless Group	02

Cellcom	Portugal Telecom

Embratel	Qwest

Hutchison H3G	Swisscom

Kievstar	Vodafone Sweden

Serbia Telecom	CTBC

Iusacell	Kazakhtelecom

T-Com Croatia

        In 2005, our top ten customers accounted for 59.1% of our revenues, with sales to three customers in Eastern Europe accounting for 26.0% of our revenues and sales to three customers in Latin America accounting for 16.6% of our revenues. In 2004, our top ten customers accounted for 74.8% of our revenues, with sales to three customers in Eastern Europe accounting for 39.7% of our revenues and sales to one customer in Latin America accounting for 10.4% of our revenues.

        The following table shows a breakdown of our sales of products by geographical region during 2005, 2004 and 2003 ($ in thousands):

	2005	2004	2003

Israel	1,033	852	1,095
Asia Pacific	817	1,117	2,234
North America	911	779	1,877
Europe	11,166	7,244	14,549
Central and Latin America	7,696	2,545	7,733
Rest of the World	1,528	68	1,369

	23,151	12,605	28,857

PSO (Professional Services Organization)

        In the summer of 2004, we formed a professional services organization (PSO). This organization consists of technical personnel possessing an in-depth understanding of customers’ business environments.  The PSO provides comprehensive consulting services, project management, training and on-going support, thereby maximizing the value of our Integrated Revenue Management solution to our customers. We have recently outsourced a portion of our technical activities in Europe to a subcontractor in Bulgaria.

        We have focused on building a strong service and support organization for our systems. Our customers are primarily responsible for supporting the day-to-day requirements of the end-users, while we provide technical support to our customers.  We maintain at our headquarters in Israel a staff of highly skilled customer service engineers that offer support to our dealers or partners that offer direct support to our customers. These service engineers, as well as additional service engineers located in our offices in the United States and Europe, provide first class field services and support. We maintain training and expert guidance services for our customers, as well.

        Following the establishment of our PSO in 2004, we have increased our maintenance and support revenues. This, we believe, is a result of our increased emphasis on customer satisfaction.

        Our products are generally sold with a warranty for repairs of hardware and software defects and malfunctions, the term of which is usually one year after acceptance of the system. Post-warranty support and maintenance services are made available to customers on a contractual basis for an additional charge. The maintenance agreements generally provide for remote support and maintenance as well as updates to correct minor bugs or errors in the software. Upgrades and enhancements to the software may be purchased as part of the support and maintenance services for additional consideration.

Manufacturing

        We purchase some hardware, such as servers and storage devices, from third party vendors such as IBM and Hewlett Packard. Our manufacturing operations consist primarily of integration, final assembly and testing, involving the application of extensive testing and quality control procedures to materials, modules, subassemblies and systems. ECI Telecom, our supplier of modules and components for our legacy probing devices, has informed us that it will stop manufacturing some of these components as of August 2006. Accordingly, we need to arrange for the manufacture of these components directly through a contractor. We may be required to pay such contractor higher prices for these components than the prices currently charged by ECI. We have initiated discussions with a candidate that has performed manufacturing services for ECI in relation to these components.

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

Research and Development

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’needs. As of March 31, 2006, 42 of our employees were engaged primarily in product development activities. We expect that we will continue to commit substantial resources to product development in the future.

        As a recipient of grants from the Office of the Chief Scientist, we are obligated to perform, in Israel, all development activities related to products under these grants, unless we receive an exemption. Know-how from the research and development used to produce these products may not be transferred to third parties without the approval of the Office of the Chief Scientist. Approval is not required for the export of any products resulting from the research and development based on these grants. For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, see “Item 5C – Research and Development, Patents and Licenses – Grants from the Office of the Chief Scientist.”

Competition

        The telecommunications industry is characterized by intense competition. Many of the companies that compete with us have greater name recognition, longer operating histories, lower cost structure, extensive presence in a specific territory, larger customer bases or significantly greater financial, marketing, public relations, sales, distribution and other resources. Some of our competitors and potential competitors are among the largest and most well capitalized software and hardware companies in the world.

        We also face competition from our customers and new vendors, and we expect this trend to continue in the future. Some of our customers are developing their own solutions internally or through strategic alliances.

        Our main competitors in the fraud prevention market are Hewlett-Packard,Neural Technologies Limited, FairIsaac Corp., Subex-Azure Limited (result of an announced merger of Subex Systems Limited and Azure Solutions Limited). Our main competitors in the revenue assurance solutions market include Cape Technologies Limited, Subex Azure Limited, Martin Dawes Systems WeDo Consultin and Hewlett-Packard.

        We believe that the principal competitive factors in the markets in which we compete are product functionality, the ability to provide effective and comprehensive solutions, recommendations and references of other customers, pricing, timely introduction of new products, especially products of next generation networks, and responsive customer support.

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

        Our registered trademarks include QUALIVIEW, FRAUDVIEW, TRP, VOICEMATE, QUALINET, QUALIPHONE, QUALIWEB, QUALICELL, SS7COUNTER, CASHVIEW, IC-GUARD, PROFEDGE, NETRACE, I-PROBE, SIGVIEW, X-ELLENCE, X-PERTVIEW, X-PERTVIEW, INTERPROBE, NGN FRAUDVIEW, HAWKEYE, QUALIVOIP, QUALIMOBILE, PRE-VIEW, VALUEROUTE, BILLGUARD, FLOWGUARD and SERVGUARD. Our pending trademarks include INTEGRATED REVENUE MANAGEMENT and IRM.

Government Regulations

        We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs. We are also entitled to tax benefits under Israeli law for capital investments that are designated as approved enterprises. Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us.

        Demand for products by service providers is affected by various types of laws and regulations in the areas of use of communications customer records, network service standards, billing for use of interconnected networks, certification of and charges paid by VoIP service providers and opening markets to competition. For more information regarding the Office of the Chief Scientist and tax benefits for approved enterprises, see “Item 5C –Research and Development, Patents and Licenses – Grants from the Office of the Chief Scientist” and “Item 10E – Taxation – Israeli Taxation – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959,”respectively.

C.	Organizational Structure

        Prior to May 10, 2004, ECI held of record 10,490,325, or approximately 57.9%, of our outstanding ordinary shares. On May 10, 2004 ECI distributed 7,600,000 ordinary shares to its shareholders. As a result, ECI holds 2,890,325, or 15.9%, of our outstanding ordinary shares.

        We own all the outstanding shares of

—	ECtel Inc., a Maryland corporation;

—	ECtel (2000) U.K. Ltd., a U.K. company;

—	ECtel Telesoft Ltd, an Israeli company;

—	ECtel Telesoft Export (98) Ltd, an Israeli company;

—	ECtel BV, a Dutch company which, in turn, holds all of the shares of ECtel GmbH, a German company; and

—	Telrad Hawk Net - I Ltd., an Israeli company.(in voluntary liquidation)

D.	Property, Plants and Equipment

        We have recently entered into a lease agreement for our new headquarters and main facilities located in Rosh Ha’ayin, Israel. The facilities occupy approximately 37,232 square feet.  We lease these facilities pursuant to an agreement and the lease period commenced on July 10, 2005 and runs through June 30, 2015. We are entitled to shorten the term of the lease at any time following its fifth or sixth anniversary, subject to making certain penalty payments. We are further entitled to discontinue the lease on the seventh, eight, or ninth anniversaries, upon providing six months written notice, without any penalty payments.

        ECtel Inc., our U.S. subsidiary, leases approximately 1,500 square feet of office space in Florida. The term of the Florida lease is through July 31, 2007.

        ECtel GmbH leases approximately 970 square feet of office space from ECI Telecom GmbH in Oberrursel, Germany on an ongoing basis. This lease will continue, unless either party notifies the other party of its wish to terminate it.

        We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 4A.	Unresolved Staff Comments

        Not Applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

        We make forward-looking statements, including in filings with the United States Securities and Exchange Commission, in this annual report. You can identify these forward-looking statements by use of words such as “strategy”, “expects”, “continues”, “plans”, “anticipates”, “believes”, “may”, “estimates”, “intends”, “projects”, “goals”, “targets”, and other words of similar meaning.  You can also identify them by the fact that they do not relate strictly to historical or current facts.

        We cannot assure you that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions.  Achievement of future results is subject to risks, uncertainties and inaccurate assumptions.  Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected.  Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in ECtel Ltd.‘s securities. The forward-looking statements relate to, among other things: revenues, operating results; anticipated cash flows; gross margins; and the market’s acceptance of our technologies, products and solutions.

        In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.  Please read the section above entitled “Risk Factors” to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should understand that it is not possible to predict or identify all risk-factors.  Consequently, you should not consider the factors discussed in “Risk Factors” to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this annual report. Except as required by law, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances or the occurrence of unanticipated events.

         You should read this discussion in conjunction with the consolidated financial statements and the other financial information appearing elsewhere in this annual report.

Overview

        We develop and market Integrated Revenue Management™ (IRM™) solutions for wireline, wireless, converged and next-generation operators. Our solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by:

—	detecting and preventing fraud;

—	supporting revenue assurance, including call leakage detection;

—	helping to settle interconnect disputes between operators; and

—	monitoring network usage and providing traffic trend reports.

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

        During much of 2003, we were engaged in negotiations with Verint Systems, to whom we sold our government surveillance business on March 31, 2004. This complex, protracted transaction diverted management attention and distracted our employees, further harming our operations. Moreover, we believe that rumors of a pending transaction with Verint System caused potential customers to award contracts to our competitors. Finally, our chief executive officer resigned in January 2004 and this was followed by the resignation of six vice presidents during the balance of the first half of 2004, either in connection with the transaction with Verint Systems or for personal or professional reasons. This further harmed our business and results of operations.

        In mid-February 2004, Eitan Naor assumed the position of our President and Chief Executive Officer. Mr. Naor assembled a new management team and led our efforts in formulating a comprehensive recovery plan.

        The plan, which was launched during the second quarter of 2004 and the implementation of which continued through the balance of 2005, was aimed at rebuilding our core telecom business.  It also included measures to further reduce our cost structure. Specifically, it included steps intended to align our costs and revenues, including a material reduction of our global workforce and the consolidation of several of our activities, such as the closing of our main U.S. office in Maryland and the elimination of our quality assurance product research and development team located in that office. In connection with the implementation of the plan, we recorded $3.4 million in reorganization and related expenses associated with payroll expenses, disposal of fixed assets, early termination penalties with respect to certain leases and other costs.

        The sale of our government surveillance business generated proceeds of approximately $35 million, leaving us in a strong cash position that enabled us to fully implement the recovery plan. At March 31, 2006, we had cash and cash equivalents, short-term and long-term marketable securities of approximately $50 million.

        We believe that our results of 2005, in which we recorded revenues of $23.2 million and a net loss from continuing operations of $1.4 million, compared with revenues of $12.6 million and a net loss from continuing operations of $25.8 million in 2004 indicate that to date our plan has succeeded, although, as detailed in “Item 3.D – Risk Factors”, there are still significant challenges to our plans to maintain our growth and there can be no assurance that we will succeed in the future. We also believe that our revenue growth in 2005 was primarily due to:

—	The intensified focus of our organization on the telecom market and on improving our performance, a focus enabled by our disposition of our government surveillance business and the reengagement of senior management in our core business.

—	The increase in our maintenance revenues comprised largely of renewals and extensions from our installed customer base, including customers that had previously declined or hesitated to purchase maintenance contracts from us. We believe that the growth in maintenance revenues, in turn, resulted from our formation, in 2004, of a professional services organization, which we refer to as our PSO. Our PSO provides comprehensive consulting services, project management, training and on-going support to our customers, thereby maximizing the value of our products to our customers and evidencing renewed dedication to our customer base.

—	Recognition of revenues from new customers wins, including orders for our FraudView product suite from major telecommunication carriers in Eastern Europe and Latin America.

Acquisitions and Dispositions

        Over the past few years, our business and financial position have been influenced by a number of acquisitions and dispositions. The acquisitions we have made were accounted for as purchases, and, accordingly, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of operations from the date of acquisition.  The following are details for each of these acquisitions:

—	On December 29, 2005, we acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd., two sister companies which we refer to collectively as Telesoft, owned by Elron Electronic Industries Ltd. The aggregate purchase price was $2.5 million consisting of $2.1 million in cash paid to Elron Electronic Industries Ltd., as the seller at the closing and $0.4 million in direct transaction costs consisting primarily of professional fees. In addition, in the event that over a period of 12 months following the closing date of this transaction, certain milestones are met, we will be obligated to pay and additional $0.4 million in cash to Elron Electronic Industries Ltd., in two deferred installments.

Telesoft engages in the development and marketing of software solutions for the management of large communications and internet networks, and developed its line of products, including its Revenue Assurance solution, for communications services providers. We believe that this acquisition will enable us to provide communications services providers with a comprehensive solution for their IRM needs.

—	On March 31, 2004, we sold our government surveillance business to Verint Systems. Accordingly, our statements of operations, including those of prior periods, reflect the results of operations of this business in the line item called “income (loss) from discontinued operations.” All data in this Annual Report derived from statements from our statements of operations, unless otherwise specified, exclude our government surveillance business. Pursuant to the asset purchase agreement, Verint Systems purchased certain assets and assumed certain liabilities relating to the government surveillance business for $35 million in cash. The transferred assets included certain intellectual property rights (as more fully described below), fixed assets, backlog contracts, agreements with subcontractors and suppliers, third-party software licenses and outstanding customer proposals. The assumed liabilities included employment-related liabilities in respect of our employees who were hired by Verint including retention bonuses, severance and compensation liabilities with respect to the termination of certain of our officers, and an accrual for certain research and development and customization expenses, see “Item 10 Additional Information – Material Contracts”.

—	On October 1, 2001, we acquired all of the outstanding shares of Telrad Hawk Net-I Ltd., or Net-I. As a result of the purchase of Net-I, goodwill in amount of $16.3 million was created (as at the date of purchase). On December 29, 2004, we resolved to voluntarily liquidate it and appointed an attorney to serve as its liquidator. This liquidation process has not had a significant effect on our consolidated financial statements.

Share Repurchase Plan

        In April 2006 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. Under Israeli law, the repurchase is subject to us obtaining an approval from the Tel-Aviv District Court in Israel, which we are currently seeking.

Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2005	2004	2003

Revenues	100.0%	100.0%	100.0%
Cost of revenues	47.4	81.5	60.5

Gross profit	52.6	18.5	39.5
Research and development costs, net	15.9	43.2	34.9
Selling and marketing expenses	29.9	72.0	49.6
General and administrative expenses	17.7	67.4	58.8
Restructuring and related impairment costs	1.6	26.6	-
Goodwill impairment	-	17.3	20.9

Total operating expenses	65.1	226.5	164.2

Operating loss	(12.5)	(208.0)	(124.7)
Financial income, net	6.5	3.4	0.7
Other income (expenses), net	-	(* )	(* )

Loss from continuing operations before taxes on income	(6.0)	(204.6)	(124.0)
Income tax benefit (expense)	0.1	0.2	(0.1)

Net loss from continuing operations	(5.9)	(204.4)	(124.1)

Net income (loss) from discontinued operations	-	97.3	(16.9)

Net loss	(5.9)%	(107.1)%	(141.0)%

(*)	Represent a percentage less than 0.1%.

Comparison of 2005, 2004 and 2003

Revenues

        Our revenues consist of fees from the sale of our solutions, which include software and hardware, as well as licenses of software and hardware of third parties, to telecommunications services providers, and from fees for maintenance and other related services.

        2005 vs. 2004

        Total revenues increased by 84% from $12.6 million in 2004 to $23.2 million in 2005, for the reasons discussed above in "- Overview." In addition, we benefited from the improvement in economic conditions generally and in the telecommunication service industry specifically. As we expected, revenues generated from maintenance and other related services increased in 2005 in relation to 2004, both on an aggregate basis and as a percentage of revenues. We believe this increase was primarily due to our introduction of our PSO, our increased sales and marketing efforts and our efforts at improving our customer relationships.

        2004 vs. 2003

        Total revenues decreased by 56% from $28.9 million in 2003 to $12.6 million in 2004 due to the continued effects of the extended negotiations with Verint Systems during the first quarter of 2004, the heavy turnover in senior management and the resultant transition, as well as the effects of implementing our recovery plan. These were slightly offset by an increase in revenues in the fourth quarter due to our recovery plan starting to take effect. Revenues were also slightly impacted by continued industry-wide price erosion resulting from an enhanced competitive environment and global economic conditions.

Cost of Revenues

        Cost of revenues consists primarily of the direct cost of materials, employee compensation expenses, payments to subcontractors and outsourcers, payments to consultants, depreciation related to manufacturing facilities, allocated overhead, installation and support of our products, changes in inventory and royalties to the Office of the Chief Scientist in Israel.

        2005 vs. 2004

        Cost of revenues increased from $10.3 million in 2004 to $11.0 million in 2005, as our increased revenues and the corresponding increase in cost of revenues was offset by our maintaining operational efficiencies we instituted in connection with the 2004 restructuring plan. In addition, our cost of revenues in 2004 was effected by the sale of our governmental surveillance business to Verint Systems as we made a one-time write-off in the amount of $0.9 million related to inventory of certain components which we believed could not be used by us in the future. Furthermore, part of our 2004 cost of revenues included expenses that were reduced as part of the implementation of our recovery plan in the middle of that year. Gross profit increased by 421.3% from $2.3 million in 2004 to $12.2 million in 2005 and gross profit margin increased from 18.5% in 2004 to 52.6% in 2005. This increase in margins derives primarily from our higher sales in 2005 compared with 2004 as well as the implementation of our recovery plan which resulted in lower expenses level.

        2004 vs. 2003

        Cost of revenues decreased from $17.5 million in 2003 to $10.3 million in 2004. Gross profit decreased by 79.5% from $11.4 million in 2003 to $2.3 million in 2004. Our gross profit margin decreased from 39.5% in 2003 to 18.5% in 2004. This decrease derives primarily from the following:

(1) Our low volume of revenues in 2004 compared with 2003, together with high fixed costs, reduced gross margins significantly, especially in the first half of 2004, which was prior to our implementation of the cost cutting measures of our recovery plan.

(2) As a part of the sale of our governmental surveillance business to Verint Systems and the recovery plan we subsequently implemented, we made a one-time write-off in the amount of $0.9 million relating to inventory of certain components which we believed could not be used in the future

Operating Expenses

($ in millions)	Year ended December 31,			% Change 2005 vs. 2004	% Change 2004 vs. 2003
	2005	2004	2003

Research and development costs, net	3.7	5.4	10.1	(32.5)	(46.5)
Selling and marketing expenses	6.9	9.1	14.3	(23.8)	(36.4)
General and administrative expenses	4.1	8.5	17.0	(51.8)	(50.0)
Restructuring and related impairment costs	0.4	3.4	-	(89.3)	N/A
Goodwill impairment	-	2.2	6.0	N/A	(63.3)
Total operating expenses	15.1	28.6	47.4	(47.2)	(39.7)

Research and Development Costs, Net

        Research and development costs consist primarily of employee compensation expenses, payments to subcontractors and consultants and allocated overhead, costs of materials and software and amortization of purchased technologies associated with our research and development activities. Grants received from the Office of the Chief Scientist in Israel are deducted from gross research and development expenses to determine net research and development expenses.

        2005 vs. 2004

        Research and development costs, net decreased by 32.5% from $5.4 million in 2004 to $3.7 million in 2005. This decrease reflected a decrease in gross research and development costs from $6.8 million in 2004 to $4.1 million in 2005, which was primarily due to maintaining the reduced headcount as of the end of 2004, which we implemented as part of our recovery plan. Grants from the Office of the Chief Scientist that we recorded in our books decreased by 66.3% from approximately $1.4 million in 2004 to $0.5 million in 2005, as we were entitled to a lower OCS participation rate.

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

        2005 vs. 2004

        Selling and marketing expenses decreased by 23.8% from $9.1 million in 2004 to $6.9 million in 2005.  The decrease was due to maintaining the reduced headcount as of the end of 2004, which we implemented as part of our recovery plan, reduction in agent commission expenses and better budgetary management instituted in connection with the recovery plan. The reduction in agent commissions resulted both from our renegotiation of agent commission rates and from increased cooperation with distributors and system integrators in an effort to broaden our penetration in various markets. Sales through distributors and system integrators generally do not involve payment by us of agent commissions.

        2004 vs. 2003

        Selling and marketing expenses decreased by 36.6% from $14.3 million in 2003 to $9.1 million in 2004.  The decrease was due to reduced headcount, reductions in related expenses during 2004 and the decrease in agent commissions due to the reduction in revenues.

General and Administrative Expenses

        General and administrative expenses consist primarily of employee compensation expenses, professional fees, including legal and accounting fees, recruiting costs, allocated overheads and changes in the balance of provision for doubtful accounts.

        2005 vs.2004

        General and administrative expenses decreased by 51.8% from $8.5 million in 2004 to $4.1 million in 2005.  The decrease was primarily due to the change in our balance of provision for doubtful accounts, as we charged $1.9 million to doubtful accounts in 2005 and recovered $2.5 million of amounts previously charged to doubtful accounts, as opposed to a charge in the amount of $ 4.7 million in 2004. The change in the balance of provision for doubtful accounts was due to improved creditworthiness in the telecommunication industry and our improved collection efforts.

        2004 vs.2003

        General and administrative expenses decreased by 49.9% from $17.0 million in 2003 to $8.5 million in 2004. The decrease was primarily due to decrease in expenses for doubtful debts from $13.2 million in 2003 to $4.7 million in 2004 due both to reduced sales in the second half of 2003 and during 2004 and due to improved creditworthiness in the telecommunication industry.

Restructuring and related impairment costs

        2005 vs.2004

        As part of our acquisition of Telesoft in December 2005, we included in our results of operations for 2005 costs of approximately $0.5 million, which related primarily to involuntary termination of some employees. In addition, during the third quarter of the year, we reversed a reserve made in 2004 for our restructuring plan in amount of $0.2 million, as our management decided that the recovery plan had concluded by that time.

        2004 vs. 2003

         As part of our Board’s June 2004 decision to focus on our core products and to abandon certain products as well as engage in overall cost reductions, in 2004 we recorded $3.4 million in reorganization expenses associated with payroll expenses, disposal of fixed assets, rental contract termination penalties and related expenses.

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

        In June 2003 and 2004, due to significant reductions in our revenues, goodwill was impaired. We obtained an independent appraisal to assess whether the goodwill carried on our books must be written down. We impaired the goodwill by $2.2 million in 2004 and $6.0 million in 2003 to its fair value in the amount of $8.1 million as at December 31, 2004. In 2005, no goodwill was impaired. Please see Note 7A to our consolidated financial statements appearing elsewhere in this annual report.

Operating loss

        2005 vs.2004

        Operating loss decreased from $26.2 million in 2004 to $2.9 million in 2005. This decrease was primarily due to increased revenues and continuing decrease in all components of operating expenses, as a result of the implementation of our recovery plan, and reduction in other special charges in amount of $5.2 million, such as restructuring costs and goodwill impairment.

        2004 vs.2003

        Operating loss decreased from $36.0 million in 2003 to $26.2 million in 2004. This decrease was primarily due to a decrease in all components of operating expenses, as a result of the implementation of our recovery plan. In addition, while goodwill impairment expenses amounted to $6.0 million in 2003, in 2004 we had goodwill impairment expenses of $2.2 million and restructuring expense of $3.4 million.

Financial income, net

        2005 vs. 2004

        Financial income, net increased by 241.1% from $0.4 million in 2004 to $1.5 million in 2005. This increase was primarily due to the following two factors: (i) increase in the average cash available for investment during 2005 compared to 2004 resulting from the receipt of proceeds from the sale of our government surveillance business to Verint Systems on March 31, 2004 and the cash generated during 2005; and (ii) our investment practices which yield higher returns, and the higher rates on investments generally available in the market during 2005.

        2004 vs. 2003

        Financial income, net increased by 128.1% from $0.2 million in 2003 to $0.4 million in 2004. This increase was primarily due to our increased investments in marketable securities enabled by receipt of the proceeds from the sale of our government surveillance business.

Net loss from continuing operations

        Net loss from continuing operations was $1.4 million in 2005, compared with the loss of $25.8 million in 2004 and a net loss of $35.8 million in 2003. The decrease in 2005 compared with 2004 was primarily due to the significant increase in revenues and the reduction in all elements of our operating expenses due to implementation of our recovery plan. The decrease in net loss from continuing operations in 2004 as compared with 2003 is primarily attributable to a reduction in both doubtful accounts expenses and goodwill impairment.

Net income (loss) from discontinued operations

        As discussed above under “Acquisitions and Dispositions”, on March 31, 2004 we sold our Government Surveillance business. Net income from these discontinued operations was approximately $12.2 million for 2005 (including gain on disposition), and net loss of $4.8 million for 2004.

Net loss

        2005 vs. 2004

        Net loss was $1.4 million in 2005 compared with net loss of $13.5 million in 2004. This change was due to the significant increase in revenues and reduction in all elements of operating expenses, as a result of implementation of recovery plan.

        2004 vs. 2003

        Net loss was $13.5 million in 2004 compared with net loss of $40.7 million in 2003. This change was due to the decrease in net loss from continuing operations, as a result of implementation of our recovery plan, which resulted in a decrease in expenses during 2004, and from income from the sale of our government surveillance business.

Critical Accounting Policies

        The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements appearing elsewhere in this annual report.  While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and are the most critical to aid in fully understanding and evaluating our reported results:

—	Revenue recognition
—	Inventory valuation
—	Allowance for doubtful accounts
—	Goodwill and other intangible assets
—	Deferred taxes
—	Impairment of long-lived assets
—	Contingencies
—	Stock-based compensation

Revenue Recognition

        Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenues, as discussed below. However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

        We have adopted the requirements of SOP 97-2. Revenue from product sales (which include software) is recognized, in accordance with SOP 97-2, “Software Revenue Recognition”, when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the vendor’s fee is fixed or determinable and (4) collectibility is probable. We include post contract customer support, or PCS, within the price of the product sale. This PCS is for a one-year period and includes a standard product warranty and upgrades and enhancements to correct minor bugs or errors in the software. The cost of providing the PCS is insignificant and the warranty and bug fixes have been infrequent. Therefore, the PCS revenue is recognized upon delivery of the product in accordance with SOP 97-2.

        In certain cases, when the sale contract includes provisions under which the customer’s acceptance is conditioned upon our compliance with performance guarantees, we recognize revenue when we have demonstrated that the criteria specified in the provisions have been satisfied.

        For arrangements with multiple elements, we allocate revenue to each component of the arrangement using the residual value method based on Vendor Specific Objective Evidence (“VSOE”) of the undelivered elements. This means that we defer the arrangement fee equivalent to the fair value of the undelivered elements until these elements are delivered.

        To assess the probability of collection for revenue recognition, we have a credit policy that evaluates payment history, the level of open account, collaterals and other guarantees. These credit limits are reviewed and revised periodically on the basis of each customer and payment performance.

        Service revenues from product maintenance contracts and separately priced extended warranty contracts are recognized ratably over the contract period.

        Revenues from contracts for products that require significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for performance of construction type and certain production type contracts”. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract using an input measure method. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

Inventory valuation

        Inventories are stated at the lower of cost or market. Cost is determined using the moving average method. We evaluate inventory value in connection with damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. If actual market conditions are less favorable than those projected by us or if there is no future demand for part or all of our inventories, we will need to write off the affected inventories. This would result in an increase in our operating expenses. For example, in the first half of 2004, we recorded an inventory write off of approximately $0.9 million in connection with inventory that became obsolete or that we estimate that we will not be able to sell.

Allowance for Doubtful Accounts

        Our financial statements include an allowance, which we believe reflects adequately the loss inherent in receivables for which collection is in doubt. In determining the fairness of the allowance, we review and consider information at hand about debtors’ financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors. We use our best estimate to assess the recoverability of open accounts. If there is a major deterioration in a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected. This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables.

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

        We conduct our annual goodwill impairment test as of June 30 every year. In 2005, no goodwill was impaired, since the fair value of our reporting unit exceeded its carrying amount, including goodwill.

        We impaired the goodwill to its fair value by $2.2 million and $6.0 million as at June 30, 2004 and 2003, respectively.

        We will continue to perform an impairment test at least annually and on an interim basis should circumstances indicate that an impairment loss may exist.  The outcome of such testing may lead to the recognition of an impairment loss.

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

        Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We have decided not to recognize deferred tax benefits based on our expectation that future taxable earnings will not be achieved. A valuation allowance has been made for all of our deferred tax assets and those of our subsidiary companies, since we believe that it is more likely than not that the deferred tax assets will not be realized, as we are uncertain as to whether loss carry forwards will be utilizable in the foreseeable future.

Impairment of long-lived assets

        We have investments in tangible and intangible long-lived assets. Changes in technology or changes in our intended of these assets may cause the value of these assets to change.

        We account for long-lived assets under the provisions of FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. See also Note 18 to our consolidated financial statements appearing elsewhere in this annual report.

Contingencies

        From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business.  We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. When we believe that it is probable that we will not prevail in a particular matter, we then estimates the amount of the liability based in part on advice of legal counsel. See Note 10I to our consolidated financial statements appearing elsewhere in this annual report and “Item 8.A – Legal Proceedings” in relation to the class action filed against us in January 2005.

Stock-based compensation

        We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is determined on the date of grant only if the current market price of the underlying stock exceeded the exercise price and amortized over the vesting period.

        We adopted the disclosure provisions of SFAS 123 “Accounting for Stock-Based Compensation” but opted to remain under the expense recognition provisions of APB 25. See also Note 11B to our consolidated financial statements appearing elsewhere in this annual report.

        In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”), which requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123R does not change the accounting guidance for share-based payment transaction with parties other than employees provided in SFAS 123 as originally issued. SFAS 123R is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, we are required to adopt SFAS 123R effective January 1, 2006.

        We will implement SFAS 123R using the modified prospective method starting January 1, 2006, and we will begin recognizing compensation cost for all new awards and for awards modified, repurchased or canceled after January 1, 2006. Furthermore, we will be required to recognize compensation cost for unvested options as of January 1, 2006 based on the grant date fair value of these awards.

        We expect that implementation of SFAS 123R in future years would result in an increase in our operating expenses and to be approximately $0.5 million, $0.5 million, $0.2 million and $0.1 million in fiscal 2006, 2007, 2008, and 2009, respectively based on options currently outstanding. In addition, we expect to grant additional stock-based awards in future years which will result in additional stock-based compensation expense.

B.	Liquidity and Capital Resources

        As of December 31, 2005, we had $24.9 million in cash and cash equivalents, compared to $34.4 million in cash and cash equivalents as of December 31, 2004. As of December 31, 2005, we had $14.4 million in short-term investments and $12.0 million in long-term marketable securities compared to $4.0 million in short-term investments and $ 10.8 million in long-term marketable securities, as of December 31, 2004.

        A significant part of our capital resources as of December 31, 2005 was comprised of $35 million of proceeds from the sale of our government business to Verint Systems during 2004. In addition, during 2005, we generated positive cash flow from operating activities. Generally, we invest our excess cash in instruments that are liquid and generate yields, with conservative and low risk.

        Net Cash Provided by/Used in Operating Activities.  Net cash provided by our operating activities was approximately $4.4 million in 2005. Cash provided by operations for 2005 was primarily attributable to higher revenues and actions we took to cut our costs.

        Net cash used in our operating activities was approximately $21.5 million in 2004. Cash used in operations for 2004 was primarily attributable to net loss of $13.5 million plus a decrease in trade payables and other payables and accrued liabilities, which was offset by a decrease in trade receivables. The decrease in trade and other payables was primarily attributable to the reduction in our revenues generating a decrease in our receivables balance, our slight decrease in activity and costs incurred in connection with employee layoffs during 2004. The decrease in trade receivables was primarily attributable to a decrease in revenues recorded during 2004 and an increase in the net balance of provision for doubtful debts from $14.6 million in 2003 to $20.6 million in 2004 reflecting provisions made in 2004 in respect of revenues recorded in prior years.

        From time to time, we enter into accounts receivables factoring agreements with unaffiliated financial institutions. During 2005 we sold trade account receivables aggregating $0.4 million. Our ability to sell such receivables to these financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

        Capital Expenditures. Our capital expenditures were $0.6 million in 2005, $1.0 million in 2004 and $1.8 million in 2003. Our capital expenditures in each of these periods related primarily to the purchase of testing and computer equipment, and investment in back-office equipment. In addition, in 2005 we invested $1.8 million in the acquisition of newly consolidated subsidiaries (net of cash acquired), as a result of the Telesoft transaction.

        We invest in capital expenditures pursuant to the requirements applicable to our approved enterprise programs. As of December 31, 2005, $0.9 million remains to be invested in order to comply with the current approved program. Such investment should be made by December 26, 2006.  This program will provides us with tax benefits in the future; however, if we will not comply with such investment requirements, all current and future benefits from this program will be cancelled.

        Net Cash Provided by Financing Activities. Our financing activities provided $0.05 million, $0.2 million in 2004 and $0.2 million in 2003, due to the issuance of our ordinary shares to employees upon the exercise of share options.

        Bank Credit. In September 2002, we entered into an arrangement with an Israeli bank which supplies us with various credit facilities and/or banking services, such as bank guarantees to our customers to guarantee our contractual obligations to such customers. As of December 31, 2005, outstanding bank guarantees totaled approximately $2.6 million. In connection with this arrangement, we executed a negative pledge in favor of the bank, in which we undertook not to perform the following without the bank’s prior written consent:

—	mortgage, or undertake to mortgage, in any manner or form, any of our assets; or
—	sell assets (other than in the ordinary course of business) the value of which exceed $1 million in the aggregate.

        In addition, from time to time other banks make credit available to us in the form of bonds to secure our obligations to our customers or in connection with hedging transactions.

        In April 2006 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase program is for one year and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital. Under Israeli law, the repurchase is subject to us obtaining an approval from the Court in Israel, which we are currently seeking.  We believe our cash and cash equivalents reserve, after giving effect to the repurchase, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the year.

Impact of Related Party Transactions

        We have entered into several agreements with ECI. Of these agreements, only the agreement for the supply of certain components by ECI has been material to our operations.  We reviewed the pricing of the agreements and believed that they were not less favorable to us than could have been obtained from unaffiliated third parties. However, ECI has informed us that it intends to stop manufacturing some of these components as of August 2006. Accordingly, we need to arrange for the manufacture of these components directly through a contractor. We have initiated discussions with an alternative supplier that has performed manufacturing services for ECI in relation to these components. However, we may not be able to come to terms acceptable to us with such alternative supplier or any other suitable manufacturer of these components on a timely basis. If we are unable to locate and agree upon terms with a suitable alternative supplier for ECI on a timely basis or, even if we agree on terms, and such contractor is unable or unwilling to provide these components at some point in the future, we may experience substantial delays in the manufacturing of certain of our products and our business may suffer. In addition, we may be required to pay the alternative supplier higher price for these components than the prices currently charged by ECI. Please see “Item 3 – Risk Factors. We depend on single suppliers for some of our product components, including key product components in our legacy probing devices, and we cannot control the manufacturing and delivery of these components. Our business will be interrupted if these suppliers are unable or unwilling to provide these components” for information as to this development.In addition, please see “Item 7 – Major Shareholders and Related Party Transactions” for information on our relationship with ECI.

Corporate Tax Rate

        Generally, Israeli companies are subject to corporate tax at the rate of 31% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003.  Also, regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. The corporate tax rate was reduced in July 2005, from 34% to 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.  However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

        Our manufacturing facilities in Rosh Ha’ayin have been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959.  Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2016 to a reduced tax rate of a maximum of 25%. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. Based on our information as to share ownership as at December 31, 2005, our effective tax rate for 2005 applicable to our taxable income derived from approved enterprises would be between 0% to 25%.  In light of our carry loss forward, we are currently not in a taxable position. However, according to the Law for the Encouragement of Capital Investments, the tax benefits of the law require us to invest in qualifying assets.  To the extent that we invest in non-qualifying assets, we would not be entitled to the tax benefits under the law for a portion of our taxable income reflecting the ratio of our qualifying to non-qualifying assets

        The above benefits are conditioned upon our fulfillment of conditions stipulated by the Law for the Encouragement of Capital Investments, the regulations promulgated thereunder and the instruments of approval for the specific investments in approved enterprises. If we fail to comply with these conditions, our benefits may be canceled and we may be subject to higher corporate tax rate.

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

        Most of our sales are denominated in dollars or are dollar linked. However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours which consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Infltion Adjusted for Devaluation

1998	8.6	17.6	(9.0)
1999	1.3	(0.2)	1.5
2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.8)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	(1.2)	(1.6)	(2.8)
2005	2.4	6.8	(4.4)

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

Market Risk

        For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures about Market Risk.”

C.	Research and Development, Patents and Licenses

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market. Our research and development expenses, net were $3.7 million in 2005, $5.4 million in 2004 and $10.1 million in 2003.  As of March 31, 2006, 42 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future.

Grants from the Office of the Chief Scientist

        We received grants under programs from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel, until the end of this year. From time to time we may decide to apply for a new program.

        We recorded grant participations from the Office of the Chief Scientist totaling $0.5 million in 2005, $1.4 million in 2004 and $0.8 million in 2003. Pursuant to the terms of these grants we are obligated to pay royalties of 3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2005, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $2.7 million, including liabilities to the Office of the Chief Scientist that we assumed as part of the Telesoft acquisition. Recently, we applied to the Office of the Chief Scientist to seek a dismissal all Telesoft’s liabilities.

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

        The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to the following conditions:

—	Transfer of Technology. If the committee approves the transfer of OCS-backed technology, such a transfer would be subject to the payment to the OCS of a portion of the consideration we receive for such technology. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to our total investment in the technology, but in no event less than the amount of the grant. However, in the event that in consideration for our transfer of technology out of Israel we receive technology from a non-Israeli entity for use in Israel, we would not be required to make payments to the OCS if the approval committee finds that such transfer of non-Israeli technology would significantly increase the future return to the OCS.

—	Transfer of Manufacturing Rights. The committee is authorized to approve transfers of manufacturing rights only if the transfer is conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

—	Merger or Acquisition. If the committee approves a merger or similar transaction in which the surviving entity is not an Israeli company, such a transaction would be subject to the payment to the OCS of a portion of the consideration paid. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to the total investment in the company, net of financial assets that the company has at the time of the transaction, but in no event less than the amount of the grant.

In the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.

        The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control”refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

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

        Beginning in late 2000 and continuing into 2003, the deterioration of the global economy in general and economic uncertainty in the telecommunications market in particular resulted in a decline of capital investment by telecommunications service providers This decline in capital expenditures significantly reduced our sales and also resulted in pressure on the prices we charge for our products. Recovery of the telecommunication market was evident in 2004 and 2005.  However, of the two principal markets in which we compete, (a) the fraud prevention solution market remained highly competitive with revenue levels still not rising to their pre-crisis levels and (b) the revenue assurance market is still developing and fragmented, consisting of quite a few smaller sized participants and lacking major software vendors.

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

        In the ordinary course of business, we have various commercial commitments that amounted, at December 31, 2005, in the aggregate to approximately $2.6 million. These consisted primarily performance bonds and other bonds and guarantees, such as tender guarantees.

        We do not believe that these commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

        The following table sets forth, as of December 31, 2005, our known contractual obligations by type of obligation and for the periods indicated (in $ thousands):

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations (vehicles
and facilities)	2,509	446	777	881	405

Total	2,509	446	777	881	405

As to our royalty obligations and outstanding guarantees as at December 31, 2005, see Note 10 to our consolidated financial statements included elsewhere in this annual report.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

        The following table sets forth information with respect to our directors and senior managers

Name	Age	Position

Eitan Naor	43	President, Chief Executive Officer and Director
Ron Fainaro	38	Senior Vice President and Chief Financial Officer
Itzik Weinstein	47	Senior Vice President for Professional Services & Operations
Benny Glazer	56	Senior Vice President, Worldwide Sales
David Ronen	32	Senior Vice President, Marketing and Strategy
Benny Yehezkel	39	Senior Vice President of Telesoft
Hadar Solomon	49	Vice President, General Counsel and Corporate Secretary
Harel Beit-On (1) (3)	46	Chairman of the Board of Directors
Prof. Gil Epstein (1) (2)	41	Director
Giora Bitan (1) (3)	52	Director
Rami Entin (2) (3)	54	Director
Talia Livni (1) (2) (3)	63	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the investment committee

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

        Ron Fainaro has served as our Senior Vice President and Chief Financial Officer since June 1, 2005.  Prior to joining us, Mr. Fainaro served as CFO and Vice President of the American operations of Tecnomatix Technologies Ltd., a global software company. Prior to his position at Tecnomatix, Mr. Fainaro served as the CFO of Lucent Technologies (Waveaccess), a former division of Lucent Technologies and as the CFO of Habas Group. Mr. Fainaro is a Certified Public Accountant.  He holds a B.A in Accounting from Tel-Aviv University and a B.Sc in Physics and Materials Engineering from the Technion —Israel’s Institute of Technology, both with honors.

        Itzik Weinstein has served as our Senior Vice President for Professional Services &Operations since July 2004. Prior to that he was Vice President – Customer Services and Product Management at VocalTec since the year 2000. Prior to this position, Mr. Weinstein served as Engineering Site Manager at NetManage since the year 1999, and Software Engineering Manager of KLA-Tencor Corporation’s optical metrology division since the year 1995. Mr. Weinstein holds an MBA from the Kellogg-Recanati Executive MBA Program of Tel Aviv University and a B.Sc. in Computer Engineering from the Technion – Israel Institute of Technology.

        Benny Glazer has served as our Senior Vice President of Worldwide Sales since January 2006. Prior to joining us, he led the worldwide sales team of Alvario Ltd., a provider of Broadband Wireless Access & WiMAX products (NASDAQ: ALVR), where he served as Senior Vice President of Corporate Sales. Prior to that, Mr. Glazer served as Director of Business Development for ESC Medical Systems Ltd., now known as Lumenis Ltd., a manufacturer of light-based medical and aesthetic devices.  Prior to ESC, Mr. Glazer served as the President and CEO of North Hills, a provider of cabling systems, internet and token-rings products, and later of NuLAN Technologies, a provider of video conference products.  Previously, Mr. Glazer served as VP International Sales of Fibronics, a manufacturer of data communication equipment. Mr. Glazer holds a B.Sc. degree in Electrical Engineering from Ben Gurion University and an M.B.A. degree from Tel Aviv University.

        David Ronen has served as our Senior Vice President for Marketing & Strategy since December 2005. Prior to that, he served in various Business Development positions at ECtel Inc. (since February 2003) and ECtel Ltd. (since October 2001). Prior to joining ECtel, David served as the CTO of NetEye Corp., a 3G Fraud and Security Management solutions vendor, which was later acquired by us. Prior to that, he served in various Research and Development management positions at Telrad Networks Ltd. He holds a BA in Computer Science from The Open University in Tel Aviv, with honors.

        Benny Yehezkel joined us as the Senior Vice President of Telesoft following our December 2005 acquisition of TeleSoft, where he had served as CEO since November 2002. Prior to Telesoft, Mr. Yehezkel served in various executive positions in the Elron Electronic Industries Group, including VP of Business Development of Elbit Ltd, CEO of Dealigence Inc. a provider of automatic negotiation platforms. Previously, Mr. Yehezkel was the CEO of Sintec Call Centers (SCC). Mr. Yehezkel holds an MBA from Tel-Aviv University and a B.Sc. in Computer Science from the Technion – Israel Institute of Technology.

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

        Harel Beit-On has served as Chairman of our Board of Directors since June 21, 2004. Mr. Beit-On is a partner in several high-tech venture capital funds including Carmel Software Funds. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from December 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until February 2004 Mr. Beit-On served as the CEO of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 until October 2002. From 1985 to 1999, Mr. Beit-On served in various positions with Tecnomatix and its U.S. subsidiary. Mr. Beit-On holds a B.A. degree in Economics from the Hebrew University and an M.B.A. degree from MIT.

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

        Talia Livni has served as one of our directors since June 2004.  Since 2002, Ms. Livni has served as president of Naamat – The Movement for the Advancement of Status of Women. From 1997 until 2001, she served as the legal advisor of the Israeli General Federation of Labor. From 1992 until 1997, she served as Head of the Human Resources Division of the Israeli Ministry of Defense. From 1975 until 1992, Ms. Livni served as Senior Deputy Legal Advisor to the Israeli Ministry of Defense. From 1973 until 1975, Ms. Livni served as Legal Adviser to RAFAEL Israel Armament Development Authority Ltd. Ms. Livni also served as an external director of Tecnomatix from August 2000 until its acquisition by UGS Corp. in March 2005. Ms. Livni holds an L.L.B degree from the Hebrew University and an M.A. degree in Social Sciences from the Haifa University. She is also a graduate of the National Security Academy.

        There are no family relationships between any director or senior manager.

B.	Compensation

        The aggregate direct remuneration paid during 2005 to executive officers and directors as a group (15 persons), as well as remuneration paid to former executives in connection with their services during 2005 and payments made in connection with their termination, was approximately $2.7 million.  This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors, and our other directors do not receive any fees except as described below.

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

Audit Committee

        Nasdaq Requirements

        Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of Nasdaq applicable to listed companies.  Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least three independent directors on our audit committee.  We have appointed such directors to our audit committee. Pursuant to the Sarbanes-Oxley Act of 2002, the Nasdaq National Market has introduced new listing standards requiring all members of an audit committee to comply with tightened independence requirements.  All members of our audit committee currently comply with those requirements.

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

        Our board of directors has resolved to authorize our audit committee to serve as our qualified legal compliance committee. As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us with respect to perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

        Companies Law Requirements

        Under the Companies Law, the board of directors of a public company is required to appoint an audit committee, which must be comprised of at least three directors and include all of the outside directors, but may not include:

—	The chairman of the board of directors;

—	any controlling shareholder or any relative of a controlling shareholder; and

—	any director employed by the company or providing services to the company on a regular basis.

        The duty of the audit committee is to identify flaws in the management of the company’s business, including in consultation with the internal auditor and the company’s independent accountants, and to recommend remedial action.  In addition, the approval of the audit committee is required under the Companies Law to effect certain related-party transactions.

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

        The Companies Law provides that a person may not be appointed as an outside director of a company if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an outside director, or had, during the two years preceding that date any affiliation with:

—	the company;

—	any entity controlling the company; or

—	any entity controlled by the company or by its controlling entity.

          The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

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

        Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

—	the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

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

        Each committee of a company’s board of directors is required to include at least one outside director, except for the audit committee, which is required to include all outside directors. Pursuant to regulations recently promulgated under the Companies Law, each public company must have one outside director who has financial and accounting expertise and any other external directors must either have such financial and accounting expertise or meet certain professional qualifications. A director with financial and accounting expertise is a director who, due to his/her education, experience, and skills, possesses capabilities relating to, and an understanding of, business and accounting matters and financial statements, which enable him/her to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, or (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position.

        The determination as to whether a director possesses accounting and financial expertise or meets one of the required professional qualifications is made by the board of directors.  In making the determination as to a director’s accounting and financial expertise, the board of directors is required to consider, among other things, the education, experience and knowledge of such person with respect to (i) accounting and internal controls matters that are typical to the industry in which the company engages and to companies of similar size and complexity to those of the company, (ii) the responsibilities of the company’s auditor and (iii) the preparation and approval of financial statements under the Companies Law and the Israeli Securities Law.

        The new regulations further provide that the declaration submitted by a proposed external director to the company pursuant to the Companies Law (in which such person declares that he meets all of the requirements for his appointment as an external director) will include a declaration as to such person’s education and experience, to the extent relevant to examining whether such person meets the requirements set forth in the new regulations. Such declaration shall be accompanied by documents and certifications supporting the declaration.

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

Internal Auditor

        Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, nor a member or representative of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Meir Schweitzer serves as our internal auditor.

Nasdaq Listing Requirements

        Nasdaq rules enable foreign private issuers, such as ourselves, to comply with the prevalent practice in our jurisdiction of incorporation in place of certain Nasdaq listing requirements. To the extent that we choose to do so, we are required to disclose in our annual reports filed with the Commission each Nasdaq listing requirement that we do not follow and describe the home country practice we follow in lieu of such requirement. Pursuant to the Companies Law, the quorum requirement for general meetings of our shareholders is 25% of the voting power in our company, rather than 33%, as is otherwise required by Nasdaq rules.

D.	Employees

        Number. The following table describes the number of our employees as of March 31, 2006 and December 31 of each of the indicated years:

	March 31, 2006 *	2005 *	2004	2003

Approximate numbers of employees by geographic location:

Israel	155	159	117	217

United States	9	9	12	43

Europe and elsewhere	19	19	14	21

Total workforce	183	187	143	281

Approximate numbers of employees by category of activity:

Management and administration	24	21	21	21

Research and development (including Testing + Customization in 2003)	43	45	22	**84

Professional services and operations	86	90	72	118

Sales and marketing	30	31	28	58

Total workforce	183	187	143	281

*	Including employees of Telesoft
**	Including Testing and Customization employees which are now classified as PSO employees.

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

        Security Ownership of Our Directors and Executive Officers

        Other than Harel Beit On and Giora Bitan, as of May 31, 2006, none of our directors or executive officers beneficially owns shares, including options to acquire our ordinary shares that are vested or vest within 60 days, which represent more than 1% of our outstanding ordinary shares. Mr. Beit On, in the capacity of his position as General Partner of Carmel V.C. Ltd., may be deemed to beneficially own options to purchase 362,308 of our ordinary shares, and Mr. Bitan, in his capacity as Executive Vice President and Chief Financial Officer of ECI, may be deemed to beneficially own the 2,890,325 shares of our company owned by ECI. As of May 31, 2006, our officers and directors as a group held 5,944 of our ordinary shares and options to purchase additional 362,308 of our ordinary shares. The following table sets forth detailed information about the granted options, for the periods indicated:

Grant date	Exercise price	Granted amount	Vested options	Non-vested options	Options which were exercised

2001	$11.55	10,000	10,000	-	-
2003	$4.67	40,000	40,000	-	-
2004	$2.63-3.14	822,308	595,850	226,458	-
2005	$3.64-4.97	295,000	40,000	255,000	-

		1,167,308	685,850	481,458	-

All these options expire ten years after the date of grant, unless terminated sooner in accordance with their terms. No such options were granted in 2002.

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

        In April 2006, our shareholders resolved to approve an amendment to our 2003 Share Option Plan (the “2003 Plan” and as amended by such amendment, the “Amended Plan”) intended to, among other things, increase the number of shares reserved for issuance under the Amended Plan by 2,000,000 shares, from 1,700,000 shares to 3,700,000 shares, add Restricted Stock Units and Stock Appreciation Rights to the types of awards available for issuance under the Amended Plan, terminate our ECtel Ltd. 2003 U.S. Employee Stock Option Plan and consolidate its terms into the Amended Plan so that we will have only one equity incentive plan under which we make awards.

        As of March 31, 2006, options to purchase a total of 3,190,239 of our ordinary shares were outstanding. As of March 31, 2006, options to purchase an aggregate of 1,246,193 ordinary shares granted under the plans have been exercised. No options have been granted during 2006 prior to the date of the filing of this Annual Report.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table shows the number of our ordinary shares beneficially owned by the only shareholders known to us as of May 31, 2006, to beneficially own more than 5% of our outstanding ordinary shares. As of that date, 18,215,164 of our ordinary shares were issued and outstanding. In accordance with the rules of the Securities and Exchange Commission, the number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

	Shares Beneficially Owned
Name	Number	Percentage

ECI Telecom Ltd. (1)	2,890,325	15.87%
Koor Industries Ltd. (2)	2,682,912	14.73%
FMR Corp. (3)	2,439,662	13.39%
Merrill Lynch & Co., Inc. (4)	1,363,890	7.49%
Clal Electronics Industries Ltd. (5)	1,067,556	5.86%
Stichting Pensioenfonds ABP (6)	954,490	5.24%
Kingdon Capital Management, LLC (7)	926,897	5.09%

(1) Based upon a Schedule 13G/A filed with the SEC in August 2004. We were initially a wholly-owned subsidiary of ECI. After the completion of our initial public offering in October 1999, ECI owned approximately 74% of our ordinary shares. In March 2002, ECI sold 1,572,175 ordinary shares to institutional investors in a private placement, which reduced its interest in us to approximately 59%.  In May 2004, ECI distributed 7,600,000 ordinary shares to its shareholders, of which 544,054 shares, which were withheld by ECI pursuant to Israeli tax law, were placed in an irrevocable trust with instructions to sell on the Nasdaq Stock Market to reimburse the tax payable by ECI to the Israeli government, subject to the terms of the trust and applicable securities laws. As of March 31, 2006, none of these shares were still held in the trust. Mr. Bitan, who serves as our director and also as an officer of ECI, may be deemed to beneficially own the shares held by ECI by virtue of his position in ECI. However, he disclaims beneficial ownership of these shares.

(2) Based upon a notice from Koor Industries Ltd (“Koor”). Includes 364,497 shares held directly by Koor and 2,318,415 ordinary shares held by M.A.G.M. Chemistry Holdings Ltd., which is a subsidiary of Koor. M.A.G.M. is a shareholder of ECI and acquired its ECtel shares in ECI’s share distribution in May 2004. Koor is an Israeli corporation whose ordinary shares are traded on the Tel Aviv Stock Exchange and whose ADRs (American depositary shares) are traded on the New York Stock Exchange. Also outstanding are exercisable warrants to purchase 1,000,000 ordinary shares at an exercise price of $24 per share and 250,000 ordinary shares at an exercise price of $28 per share which were granted to Telrad Networks Ltd., which is a subsidiary of Koor Industries Ltd.

(3) Based upon a Schedule 13D filed with the SEC in February 2006. FMR Corp. owns Fidelity Management & Research Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 that manages various registered investment companies that own some of our shares. One such investment company is a shareholder of ECI and acquired ECtel shares in ECI’s share distribution in May 2004. FMR Corp. also owns Fidelity Management Trust Company, a bank that owns some of our shares. Edward C. Johnson 3rd and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(4) Based upon a Schedule 13D filed with the SEC in February 2006, containing information as of December 31, 2005. Merrill Lynch & Co., Inc. (“ML&Co.”) is a parent holding company. Merrill Lynch Investment Managers is an operating division of ML&Co. consisting of ML&Co.‘s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain shares of our ordinary shares: Transamerica Fund Advisors; Merrill Lynch Investment Managers Ltd; Fund Asset Management, L.P; Merrill Lynch Investment Managers, L.P.

(5) Based upon notice from Clal Electronics Industries Ltd. . Clal Electronics Industries Ltd. is a wholly owned subsidiary of Clal Industries and Investments Ltd. Both Clal Electronics Industries Ltd., or “CEI,” and Clal Industries and Investments Ltd., or “Clal”, are Israeli corporations. Clal is controlled by IDB Development Corporation Ltd., or “IDBD,” which, in turn, is controlled by IDB Holding Corporation, or “IDBH”. In addition to CEI’s holdings, the following entities within the IDB group beneficially own ordinary shares, as follows: IDBD (7,015.25 shares); Badal Securities Ltd., or “Badal,” a wholly owned subsidiary of IDBH (7,015.25 shares); and Clal Insurance Enterprises Holdings Ltd., or “Clal Insurance,” – a majority-owned subsidiary of IDBD (2,927 shares). IDBD, IDBH, Clal and Clal Insurance are all Israeli corporations whose shares are listed on The Tel Aviv Stock Exchange. The address of CEI is 3 Azrieli Center, 45th floor, Tel Aviv 67023, Israel. IDBD is a beneficial owns of approximately 10.00% of the shares of Koor. On May 1, 2006 Discount Investment Corporation Ltd. (“DIC”), a subsidiary of IDBD, entered in to an agreement to purchase approximately 35.38% of the outstanding shares of Koor from its principal shareholders. The agreement is subject to regulatory approvals and certain consent of third parties (the “Purchase Agreement”).

As of March 31, 2006, IDBH was controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or “Ganden,” a private Israeli company controlled by Nochi Dankner (who is the Chairman of IDBH, IDBD and Clal and a director of Clal Insurance) and his sister Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments – IDB Ltd., or “Manor,” a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and Clal and Isaac Manor is a director of Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or “Livnat,” a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDBH, Deputy Chairman of IDBD and Co-Chief Executive Officer of Clal, and another son, Shay Livnat, is a director of IDBD, Clal and Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, (a) Ganden Holdings Ltd., the parent company of Ganden, holds 11.35% of the equity of and voting power in IDBH; (b) Ganden holds a further 6.71% of the equity of and voting power in IDBH; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds 0.03% of the equity of and voting power in IDBH; (d) Avraham Livnat Ltd., the parent company of Livnat, holds 0.04% of the equity of and voting power in IDBH; and (e) Ms. Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDBH.

Based on the foregoing IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose: (i) with IDBD (by reason of its control of Clal and CEI), Clal, CEI and DIC (if the Purchase Agreement shall be concluded) , of our ordinary shares held by CEI; (ii) with Badal, of our ordinary shares held by Badal; (iii) with IDBD, of our ordinary shares held by IDBD; and (iv) with IDBD and Clal Insurance, of our ordinary shares held by Clal Insurance.

(6) Based upon a Schedule 13G filed with the SEC in February 2006.

(7) Based upon a Schedule 13D filed with the SEC in March 2006, containing information as of December 31, 2005 with respect to beneficial ownership of our Ordinary Shares held for the accounts of Kingdon Associates, a New York limited partnership (“Kingdon Associates”), M. Kingdon Offshore Ltd., a Cayman Islands exempted company (“Kingdon Offshore”), and Kingdon Family Partnership, L.P., a New York limited partnership (“Kingdon Family Partnership”). Kingdon Capital Management serves as investment manager to each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Ordinary Shares held for the accounts of each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. Mark Kingdon is the managing member and president of Kingdon Capital Management.

Record Holders

        As of May 31, 2006, there were 331 holders of record of our ordinary shares. 268 record holders, holding approximately 6,180,958, or 33.93%, of our outstanding ordinary shares, were located in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

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

        Services Arrangements

        Until our relocation in July, 2005 to our current offices, various services arrangements existed with ECI according to which ECI provided communication services, internal audit services, intellectual property management assistance, and other miscellaneous services such as security and limited human resources related services. Such arrangements were terminated following our relocation.

        Supply Agreement

        In February 2004, we executed a new supply agreement with ECI, which replaced an earlier supply agreement entered into in October 1999. Under the terms of the new supply agreement, ECI supplies us with the components (‘modules’) for use in our products. We agreed on the prices for these modules after intense negotiations with ECI. In accordance with its right under the Supply Agreement, ECI has informed us that it will stop manufacturing some of these components as of August 2006. ECI is obligated to provide us with all necessary information for us to manufacture the modules ourselves and integrate them into our products, as well as to supply us with spare parts for such modules. We have initiated discussions with a candidate that has performed manufacturing services for ECI in relation to these components. We may be required to pay such contractor higher prices for these components than the prices currently charged by ECI. In addition, under the terms of the supply agreement, ECI has granted us (i) a non-exclusive, non-transferable license to use the software embedded in the modules that are incorporated in our products in the course of our regular business, (ii) the right to develop and change the modules’ software and (iii) the right to sub-license the software to third parties for use solely with our products. ECtel has undertaken not to sell certain ECI components, other than for use and incorporation into final products of ECtel. Under the Supply Agreement we are allowed to sell these modules to Verint Systems under similar terms. The supply agreement has an initial period of seven years and may be extended subject to a written agreement of the parties. Either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party. In addition, ECI has the right to terminate the agreement with us in the event that (i) we shall have new controlling shareholder, which is a company that directly competes with ECI with respect to the ECI modules, or (ii) the final product in which the ECI modules are to be used is in direct competition with ECI’s DCME products.

        Please see “Item 10.C – Material Contracts” for a description of certain agreements we entered into with ECI in 2002.

C.	Interests of Expert and Counsel

        Not Applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Financial Statements

        See Item 18.

Legal Proceedings

        On October 19, 2004, a class action complaint (the “Class Action Complaint”), Leumi Gemel Ltd. v. ECtel Ltd., et al., Case No. 8:04-CV-03380-RWT, was filed in the United States District Court for the District of Maryland.  Named as defendants are ECtel Ltd., ECI Telecom Ltd., and certain of ECtel’s directors and officers.  The Class Action Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by making false and misleading statements in the Company’s SEC filings and press releases during a period beginning April 24, 2001, and lasting through April 2, 2003.  The claims are purportedly brought on behalf of all persons who purchased our stock during that period.  The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs.

        On December 15, 2005, plaintiffs filed an amended complaint (the “Amended Class Action Complaint”), and we subsequently filed motions to dismiss the Amended Class Action Complaint.  The hearing on our motion to dismiss is currently scheduled for July 17, 2006.  We believe that the plaintiffs’ claims are without merit and intend to defend the case vigorously.

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

        There has been no significant change in our financial position since December 31, 2005, although, in April 2006, we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. See “Item 16.E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for additional information.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

        Our ordinary shares have been quoted on the Nasdaq National Market under the symbol “ECTX” since October 26, 1999. The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the Nasdaq National Market.

	High	Low

Calendar Year:

2001	20.35	8.69
2002	20.00	7.00
2003	9.70	4.98
2004	5.85	2.10
2005	5.35	3.34

Calendar Quarter:

2004:
First Quarter	5.49	3.70
Second Quarter	3.77	2.39
Third Quarter	2.91	2.11
Fourth Quarter	3.70	2.17

2005:
First Quarter	3.95	3.48
Second Quarter	3.86	3.34
Third Quarter	5.32	3.76
Fourth Quarter	5.35	3.48

Calendar Month

December 2005	4.48	4.18
January 2006	5.19	5.06
February 2006	5.00	4.49
March 2006	4.75	4.42
April 2006	5.48	5.12
May 2006	5.75	5.00

B.	Plan of Distribution

        Not Applicable.

C.	Markets

        Our ordinary shares are quoted on the Nasdaq National Market under the symbol ECTX.

D.	Selling Shareholders

        Not Applicable.

E.	Dilution

        Not Applicable.

F.	Expenses of the Issue

        Not Applicable.

Item 10.	Additional Information

A.	Share Capital

        Not Applicable.

B.	Memorandum and Articles of Association

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

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent in the aggregate at least 25% of the outstanding voting shares.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of the holders of a majority of the voting power represented at the meeting and voting on the matter adjourned.

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

        The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is not any other existing shareholder who holds 25% or more of the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company unless there already is another 45% shareholder in the company. If following any acquisition of shares, the acquiror will hold 90% or more of the company’s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class.  If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquiror offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the tender offer consideration by court order.

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

        The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

Approval of Related-Party Transactions under Israeli Law

        The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

—	the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact of the company's profitability, assets or liabilities.

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

Duties of Shareholders

        Disclosure of Personal Interests of a Controlling Shareholder

        Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approvals of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

—	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

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

        Insurance Relating to Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

—	A breach of his duty of care to us or to another person;

—	A breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	A financial liability imposed upon him in favor of another person.

We have obtained liability insurance covering our officers and directors.

        Indemnification of Office Holders

        An Israeli company may indemnify an office holder in respect of certain liabilities following an event or in advance of an event, provided that a provision authorizing such indemnification is inserted in its articles of association and that the company’s undertaking to indemnify an office holder is limited to such events which the board of directors shall deem to be likely to occur in light of the operations of the company at the time that the undertaking is made and for such amounts or criteria which the board of directors may, at the time, deem to be reasonable under the circumstances. Our articles of association were amended on September 2005 to contain such an authorization. An undertaking by an Israeli company to indemnify an office holder with respect to a financial liability for acts performed as an office holder imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

        Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

—	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court; and

—	reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:

—	proceedings we institute against him or that are instituted on our behalf or by another person;

—	a criminal charge from which he is acquitted; or

—	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

Our articles of association also include provisions:

—	authorizing us to undertake to indemnify an office holder as described above, and setting forth such events which our board of directors deems to be anticipated when the undertaking is given and such amounts and/or criteria determined by our board of directors to be reasonable under the circumstances; and

—	authorizing us to retroactively indemnify an officer or director.

        Limitations on Exculpation, Insurance and Indemnification

        The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a prohibited dividend or distribution to shareholders;

—	a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly (excluding a breach arising out of negligent conduct of the office holder);

—	any act or omission committed with the intent to derive an illegal personal benefit; or

—	any fine imposed on the office holder;

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

        For a description of material agreements other than the ones described below that we entered into with ECI, please refer to “Item 7B – Related Party Transactions.”

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

        In addition, the Registration Rights Agreement provides that in the event that ECI, from time to time, sells ordinary shares in a private transaction which is conditioned upon the grant of registration rights with respect to such shares, then, at ECI’s request, we shall enter into a registration rights agreement. Such registration rights agreements would require us to register the purchaser’s shares on a “shelf”registration statement and to maintain the effectiveness of the registration statement for two years.  They would also include, among other things, an undertaking by us to indemnify the purchasers for liabilities and expenses that may arise from any material misstatements or omissions in our registration statement. ECI has agreed to reimburse us for the expenses reasonably incurred by us in effecting such registrations.

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

        As required by the Companies Law, the agreement was approved by our Audit Committee, our Board of Directors and a special majority of our shareholders.

Transaction with Verint Systems

        On February 9, 2004, we agreed to sell our government surveillance business to Verint Systems Ltd., an Israeli subsidiary of Verint Systems Inc. Verint Systems Inc., which is listed on the Nasdaq National Market, provides analytic software-based solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. The transaction was consummated on March 31, 2004. The material terms of our asset purchase agreement and ancillary agreements with Verint Systems are summarized below. This summary is qualified in its entirety by reference to the full agreements incorporated by reference to our annual report for the year ended December 31, 2004.

        Pursuant to the asset purchase agreement, Verint Systems purchased certain assets and assumed certain liabilities relating to our government surveillance business for $35 million in cash. The divestiture of our government surveillance business entailed the legal transfer of technology required for the segment, transfer or termination of employees involved in the segment, transfer of fixed assets required for the performance of the business and transfer of inventory related to the business.

        As part of the transaction, we remained the named party on a number of contracts which required additional performance, including for warranty and other remaining services. With respect to these contracts, the customers consented to the performance by Verint Systems of all the remaining obligations of ECtel under the contracts. The customers also agreed to communicate directly with Verint in connection with the performance of the contracts by Verint. However, we may be liable to the customer in the event that Verint does not perform as required under these agreements. In the event that we suffer damages as a result of Verint’s non-performance, we would have indemnification rights against Verint.

        As a result of the transactions described above, we did not retain any interest or any active involvement in the government surveillance business. We have no veto, managerial or other control over the disposed business, the performance of customer contracts or the relationships with the customers. Under the sale agreement, we have no right to influence, in any way, the disposed segment activities, and have not been, nor do we have any plans to be, involved in the disposed business.

        As part of the transactions, we entered into extensive non-compete undertakings which prohibit us from engaging in the disposed business. We did retain potential liability under certain of the customer contracts, for which we should be fully indemnified by Verint as noted above.

        Since the time of the sale of the business to Verint, we have not generated any revenue or incurred any costs that would otherwise have been generated or incurred by the disposed unit. All revenues and related costs under the disposed component are generated and incurred by Verint. Also, there is no continuation of the business through sales of similar products or services through any related party. This would be prohibited by our non-compete obligations entered into in connection with the sale of the business. As described above, we have no continued involvement in the operation of the disposed component.

        Based on the foregoing, we excluded the government surveillance business from continuing operations and included it in discontinued operations in the statement of operations.

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

        In addition, we agreed to cover certain expenses of up to $1.4million plus 17% Value Added Tax, related to the government surveillance business in 2004.

        On December 25, 2005 we entered into an agreement with Verint Systems in order to modify certain terms of the asset purchase agreement and other related agreements. According to this additional agreement, all monetary obligations under the agreements between the parties were settled and terminated (except for certain specifically excluded obligations), some of the projects that had been retained by us, the performance of which was subcontracted to Verint, were terminated, and the parties agreed on certain modifications to their mutual engineering support obligations.

        Verint Systems hired most of our employees who worked in our government surveillance business. We and Verint Systems mutually agreed to make our engineering employees available to the other, primarily for support and bug fixing, for a period of 18 months, at fixed hourly rates. As stated above, under the additional agreement we entered into with Verint Systems in December 2005, the parties agreed on certain modifications to their mutual engineering support obligations, and further agreed to extend the term of such mutual engineering support until the end of 2006.

        We and Verint Systems have made mutual non-competition covenants in favor of each other not to engage in the respective businesses of the other (i) generally, for a period of three years and (ii) using our respective technologies as they existed as of the closing of the transaction, for a period of ten years. We also mutually agreed, for a period of one year, not to solicit one another’s employees, customers or suppliers.

Acquisition of Elron Telesoft

        On December 29, 2005, we entered into a Share Sale and Purchase Agreement with Elron Telesoft Ltd., Elron Telesoft Export Ltd., and Elron Electronic Industries Ltd. Pursuant to the agreement, we purchased all of the outstanding share capital of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. from their parent company, Elron Electronic Industries Ltd., as well as all of Elron Electronic Industries Ltd.‘s interest under certain notes and inter-company loan agreements and arrangements between the parent and these subsidiaries. The aggregate purchase price was $2.5 million consisting of $2.1 million in cash paid to Elron Electronic Industries Ltd., as the seller at the closing and $0.4 million in direct transaction costs consisting primarily of professional fees. In addition, in the event that over a period of 12 months following the closing date of this transaction, certain milestones are met, we will be obligated to pay an additional $0.4 million in cash to Elron Electronic Industries Ltd., in two deferred installments. The acquisition closed in January 2006.

        As part of the agreement, Elron Electronic Industries Ltd., on behalf of itself and its controlled affiliates, made certain commitments to refrain engaging in any business conducted by its subsidiaries immediately prior to the closing of the Share Sale and Purchase Agreement in the field of revenue assurance.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        Subject to the limitations described below, the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that owns our ordinary share as capital assets. A U.S. holder is a holder of our ordinary shares who is:

—	an individual citizen or resident of the United States,

—	a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof,

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

—	a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

        This discussion is based on current provisions of the Internal Revenue Code of 1986 as amended (the “Code”), current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies,

—	have elected mark-to-market accounting,

—	are tax-exempt organizations or retirement plans,

—	are financial institutions or financial services entities,

—	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments,

—	acquired their shares upon the exercise of employee stock options or otherwise as compensation,

—	are, or hold their shares through, partnerships or other pass-through entities,

—	own directly, indirectly or by attribution at least 10% of our voting power, or

—	have a functional currency that is not the dollar.

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

        Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company”(as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

        A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares:

—	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

—	to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

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

        For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock in prior years, we would be a PFIC if the asset test described above were applied on the basis of our market capitalization. There is a possibility that the application of the asset test based on an alternative valuation of our total assets would also result in our being classified as a PFIC.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

—	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

—	in the case of an individual, the item is attributable to a fixed place of business in the United States;

—	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

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

        Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares, provided that the non-U.S. holder provides taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

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

Tax Reform

        Israel tax law has undergone two significant reforms in recent years. The first of these reforms came into effect on January 1, 2003, and was aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income. The second of these reforms came into effect on January 1, 2006 and further refined the changes to capital gains taxation introduced by the January 2003 reform. Cumulatively, these reforms introduced, among other things, the following provisions:

—	Reduction of the tax rate levied on capital gains (other than gains from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for corporations and since January 1, 2006, to a rate of 20% for an individual shareholder holding less than 10% of the means of control in a company during a 12 month period prior to the sale and to a rate of tax of up to 25% for an individual shareholder holding10% or more of the means of control in a company during such period. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

—	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

—	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, and the rate at which such passive income is taxed in the jurisdiction of such foreign corporation exceeds 20%, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

—	Imposition of capital gains tax on capital gains realized as of January 1, 2003 by individuals who are Israeli residents, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax” below;

—	Effectuation of a new regime for the taxation of shares and options issued to employees, officers and directors; and

—	Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel;

—	Elimination of the seven-year limit to carry forward capital losses with respect to capital losses arising from and after 1996.

General Corporate Tax Structure

        Generally, Israeli companies are subject to corporate tax at the rate of 34% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. Also, regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. The corporate tax rate was reduced in July 2005 such that in 2006, companies will be taxed at a rate of 31%, in 2007 –at a rate of 29%, in 2008 –at a rate of 27%, in 2009 at a rate of 26% and following 2010 at a rate of 25%. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959 provides that upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, a proposed capital investment in eligible facilities may be designated as an approved enterprise.  Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program.  The tax benefits derived from any such certificate of approval relate only to taxable income derived from the specific approved enterprise.  If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits under the law are not generally available with respect to income derived from products manufactured outside of Israel.

        The law was amended in 2005, although we are subject to both the new provisions of the law as well as the old provisions, as certain of our approved enterprises were approved by the Israeli government prior to the amendment of the law, while other approved enterprises were approved by the government following the amendment.

        Under the old law, taxable income of a company derived from an approved enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business) is subject to company tax at the maximum rate of 25%, rather than the usual rate of 34%, for the “Benefit Period”.  The Benefit Period is seven years (and under certain circumstances, as further detailed below, ten years), commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a “foreign investors’ company”.  A “foreign investors’ company” is a company more than 25% of whose shares of capital stock and combined share capital and loan, without interest charge, is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period and to a reduced tax rate of 10% to 20% depending on the level of foreign investment in each year.

        A company owning an approved enterprise may elect (as we have done) to forego certain government grants extended to approved enterprises in return for an alternative package of benefits.  Under the alternative package, the company’s undistributed income derived from an approved enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for the reduced tax benefits under the law for the remainder of the benefit period.

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

        We received an approval in principle from the Investment Center with respect to the sale of our government surveillance business to Verint Systems in March 2004. If the Investment Center declines, for any reason, to grant us the final approval, our tax benefits under the Law for the Encouragement of Capital Investments will be materially reduced. In light of our carry loss forward, we are currently not in a taxable position.

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

        The reform primarily included the following provisions:

■	Companies that meet the criteria of the “Alternate Path” will receive its benefits without need for prior approval. In addition, such companies will not be required to file reports with the Investment Center. Audits will take place via the Income Tax Authority within the framework of general tax audits. Such companies will be able to request to obtain pre-rulings.

■	Tax benefits of the Alternate Path include lower tax rates or exemptions, depending upon the field in which a company engages and the “path”chosen, as well as lower tax rates on dividends and accelerated depreciation.

■	In order to receive benefits within the framework of the Grant Path, under which a company may elect to receive certain grants instead of being eligible for tax reductions or exemptions, or the Alternate Path, the Industrial Enterprise must be deemed to contribute to the “economic independence” of the State of Israel’s economy in one of the following manners:

(i)	its primary activity involves the biotechnology or nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

(ii)	its revenue derived from activity within a specific country does not exceed 75% of its total revenues in such year;

(iii)	25% or more of its revenues are derived from a specific market of at least 12 million residents.

■	Upon the establishment of an approved enterprise, an investment, within three years, of at least NIS 300,000 in production machinery and equipment within is required.

■	In order to be eligible for increased tax benefits under an expansion of the Industrial Enterprise, a company is required to invest, within three years of the establishment of an approved enterprise, the greater of NIS 300,000 in production machinery and equipment or a certain percentage of its existing production machinery and equipment as follows:

Production assets	% of required investment	Required investment

Up to NIS140 million	12%	Up to NIS 16.8 million
From NIS140 - 500 million	7%	From NIS 16.8 - 42 million
Over NIS 500 million	5%	From NIS 42 million

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

Under the law, Industrial Companies are entitled to preferred corporate tax benefits, among others, such as:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange;

—	the right to elect, under certain conditions, to file a consolidated tax return with related Israeli Industrial Companies that satisfy conditions set forth in the law;

—	accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The law is highly complex. Its features that are material to us can be described as follows:

—	A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed (soft) assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of its fixed assets, as defined in the law, the company may take a deduction from taxable income that reflects the effect of multiplication of the annual rate of inflation on such excess, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion carried forward, linked to the increase in the consumer price index. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the annual rate of inflation is added to taxable income.

—	Subject to certain limitations set forth in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index.

—	Taxable gains on certain traded securities, which are taxed at a reduced tax rate with respect to individuals following the Tax Reform (and which were previously exempt from tax), are taxable at the company’s tax rate in certain circumstances.

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

        Pursuant to the Tax Reforms, generally, capital gains tax is imposed on Israeli individual residents at a rate of 20%, 25% for individual shareholders holding more than 10% of the means of control in a company during a 12 month period prior to the sale, and at the corporate tax rate for Israeli corporations on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”), or (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company), or (iii) companies dually traded on both the TASE and Nasdaq or on a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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

65

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to a treaty between the governments of the United States and Israel, the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel.  Also, no withholding tax applies if the purchase of shares was made trough a financial institution. However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of up to 25%. If the income out of which the dividend is being paid is attributable to an approved enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an approved enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

F.	Dividends and Paying Agents

        Not Applicable.

G.	Statement by Experts

        Not Applicable.

H.	Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

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

	Total as of	Settlement Date					Fair value as of
	December 31, 2005	2006	2007	2008	2009	After 2010	December 31, 2005
	(All amounts in thousands of U.S. dollars, except percentages)

Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	33,012	33,012	-	-	-	-	33,012
Weighted-average interest rate	2.1%	2.1	-	-	-	-	-
NIS	1,078	1,078	-	-	-	-	1,078
Weighted-average interest rate	3.3%	3.3	-	-	-	-	-
EUR	347	347	-	-	-	-	347
Weighted-average interest rate	0.0%	0.0	-	-	-	-	-
B. Short-term investments
U.S. dollars	4,033	4,033	-	-	-	-	4,033
Weighted-average interest rate	2.9%	2.9	-	-	-	-	-
C. Long-term marketable securities
U.S. dollars	10,752	-	10,296	456	-	-	10,752
Weighted-average interest rate	3.0%	-	3.0	3.2	-	-	3.0

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

        As at December 31, 2005, we had entered into currency forward contracts, ending March 2006, as a hedge against sales contracts receivable as follows:

—	Obligation to sell EUR 361,000 for a total amount of $ 452,189.

—	Obligation to sell EUR 259,000 for a total amount of $ 307,562; and.

—	Obligation to sell EUR 443,000 for a total amount of $ 555,876.

Presentation of foreign currency-denominated assets and liabilities
(position as of December 31, 2005)

        Details regarding our foreign exchange exposure are set forth in the table below.  Foreign exchange exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as of
	December 31, 2005	2006	2007	2008	2009	After 2010	December 31, 2005
	(All amounts in thousands of U.S. dollars)

Current Assets
NIS	2,160	2,160	-	-	-	-	2,160
U.K. pound sterling	325	325	-	-	-	-	325
Euro	1,456	1,456	-	-	-	-	1,456
Other	-	-	-	-	-	-	-
Total	3,941	3,941	-	-	-	-	3,941
Long-term assets
NIS	1,464	1	6	-	-	1,457	1,464
Current liabilities
NIS	5,923	5,923	-	-	-	-	5,923
U.K. pound sterling	32	32	-	-	-	-	32
Euro	33	33	-	-	-	-	33
Other	5	5	-	-	-	-	5
Total	6,493	6,493	-	-	-	-	6,493
Long-term liabilities
NIS	3,008	-	-	-	-	3,008	3,008

Item 12.	Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

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

(a) Disclosure Controls and Procedures.

Our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our management evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2005, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

        There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

        Our board of directors has determined that  Mr. Rami Entin qualified as our Audit Committee financial expert. Our board has determined that Mr. Entin is “independent” as defined by Nasdaq Rule 4200(a)(15).

Item 16B.	Code of Ethics

        Our board of directors has adopted our Code of Ethics and Business Conduct, a code that applies to all of our directors and employees. A copy of our Code of Ethics and Business Conduct may be obtained, free of charge, by writing to ECtel Ltd., Attention: Corporate Secretary, 10 Ha’amal Street, Rosh Ha’ayin, Israel.

Item 16C.	Principal Accountant Fees and Services

        At the annual meeting held in September 26, 2005, our shareholders re-appointed Somekh Chaikin, a member firm of KPMG International, to serve as our independent auditors.

        Somekh Chaikin, a member firm of KPMG International billed the following fees to us for professional services in each of the last two fiscal years ($ in thousands):

	Year Ended December 31,
	2005	2004

Audit Fees	240,679	182,241
Audit-Related Fees	-	-
Tax Fees	15,000	18,000
All Other Fees	-	-

Total	255,679	202,241

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

Item 16D.	Exemptions from Listing Standards for Audit Committees

        Not applicable.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

         Not applicable.

PART III

Item 17.	Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

See pages F-1 through F-51, incorporated herein by reference.

Item 19.	Exhibits

Exhibit No.	Exhibit

1.1	Memorandum of Association*
1.2	Amended and Restated Articles of Association (as amended on September 26, 2005)
4.1	ECtel Managers and Employees Option Allotment Plan, as amended**(1)
4.2	ECtel International Employee Stock Option Plan, as amended**
4.3	ECtel Director Share Option Plan 1999*
4.5	Supply Agreement, dated February 9, 2004, by and between ECI Telecom Ltd. and the Registrant*****
4.6	Form of Non-Exclusive Sales Agency Agreement (Germany)*
4.8	Share and Asset Purchase Agreement, dated August 7, 2001, by and among Telrad Networks Ltd., Telrad Hawk Net-I Ltd. and the Registrant****
4.9	Form of Warrants issued to Telrad Networks Ltd. on October 1, 2001****
4.10	Registration Rights Agreement, dated January 22, 2002, by and between ECI Telecom Ltd. and the Registrant****
4.11	Share Purchase Agreement, dated February 6, 2002, by and among ECI Telecom Ltd., the Registrant and certain investors****
4.12	Registration Rights Agreement, dated February 6, 2002, by and among certain investors and the Registrant****
4.13	ECtel 2003 Share Option Plan*****
4.14	ECtel 2003 U.S. Employee Stock Option Plan*****
4.15	Asset Purchase Agreement, dated February 9, 2004, by and between Verint Systems Ltd. and the Registrant*****
4.16	Joint Intellectual Property Agreement, dated March 31, 2004, by and between Verint Systems Ltd. and the Registrant*****
4.17	Patent License-Back Agreement, dated March 31, 2004, by and between Verint Systems Ltd. and the Registrant*****
4.18	Summary Translation of Lease Agreement between the Registrant and Hevrat Mivney Ta'asiya, dated March 2005******
4.19	2003 Equity Incentive Plan
4.20	Form of Indemnification Letter
8.1	List of Significant Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act
14(a)	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to our Registration Statement on Form F-1 (File No.333-10950).
**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000 (File No. 0-30348).
***	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed June 28,2001 (File No. 0-30348).
****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed February 28, 2002 (File No. 0-30348).
*****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004 (File No. 000-30348)

******	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed June 28, 2005 (File No. 000-30348)
(1)	English translation from Hebrew original.
(2)	Includes an English translation from Hebrew original of an exhibit attached to this Agreement.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ECTEL LTD. (Registrant) By: /s/ Eitan Naor —————————————— Eitan Naor President and Chief Executive Officer

Date: June 15, 2006

ECtel Ltd. and Subsidiaries

Consolidated Financial
Statements
As at December 31, 2005

ECtel Ltd. and subsidiaries

Consolidated Financial Statements as at December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
ECtel Ltd.

We have audited the accompanying consolidated balance sheets of ECtel Ltd. (an Israeli corporation) and its consolidated subsidiaries (“the Company”), as at December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10I to the consolidated financial statements, a class action lawsuit has been filed against the Company.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
June 7, 2006

ECtel Ltd. and subsidiaries

Consolidated Balance Sheets as at December 31

		2005	2004
	Note	$ in thousands	$ in thousands

Assets

Current assets
Cash and cash equivalents	14A	24,860	34,436
Short-term investments	4	14,442	4,033
Receivables:
Trade, net	14B	5,775	14,299
Other		1,538	1,685
Related parties	13C	132	225
Inventories	3	2,837	4,113

Total current assets		49,584	58,791

Long-term marketable securities	4	11,986	10,752

Long-term other receivables	5	1,464	1,007

Property, plant and equipment, net	6	2,436	2,763

Goodwill	7C	11,701	8,143

Other assets, net	8	852	295

Total assets		78,023	81,751

—————————————— Eitan Naor Chief Executive Officer and Director	—————————————— Ron Fainaro Chief Financial Officer

Rosh Ha’ayin, June 7, 2006

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd and its subsidiaries.

Consolidated Balance Sheets as at December 31

		2005	2004
	Note	$ in thousands	$ in thousands

Liabilities and Shareholders' Equity

Current liabilities
Trade payables		4,616	2,709
Related parties	13C	151	-
Advances from customers		1,445	3,534
Other payables and accrued liabilities	14C	7,435	10,562

Total current liabilities		13,647	16,805

Long-term liabilities
Liability for employee severance benefits	9	3,008	2,257

Total liabilities		16,655	19,062

Commitments and contingencies	10

Shareholders' equity
Ordinary shares NIS 0.04 par value per share, authorized
125,000,000 shares; Issued and outstanding 18,169,089
shares as at December 31, 2005 and 18,151,172 shares
as at December 31, 2004		214	214
Capital surplus		72,664	72,618
Accumulated loss		(11,510)	(10,143)

Total shareholders' equity		61,368	62,689

Total liabilities and shareholders' equity		78,023	81,751

ECtel Ltd. and subsidiaries

Consolidated Statements of operations for the years ended December 31

		2005	2004	2003
	Note	$ in thousands, except share and per share data

Revenues	14D	23,151	12,605	28,857
Cost of revenues	10B, 13, 14E	10,985	10,271	17,454

Gross profit		12,166	2,334	11,403

Research and development costs, net	13, 14F	3,671	5,439	10,078
Selling and marketing expenses	13, 14G	6,917	9,071	14,297
General and administrative expenses	13, 14H	4,099	8,500	16,974
Restructuring and related impairment costs	17	360	3,358	-
Goodwill impairment	7C	-	2,186	6,019

Operating loss		(2,881)	(26,220)	(35,965)
Financial expenses	13, 14I	(448)	(267)	(400)
Financial income	14I	1,942	705	592
Other (expenses) income, net		-	(3)	3

Loss from continuing operations
before taxes on income		(1,387)	(25,785)	(35,770)
Income tax benefit (expense)	12	20	30	(38)

Net loss from continuing operations		(1,367)	(25,755)	(35,808)
Discontinued operations:
Income (loss) from discontinued operations,
nil of tax	18B	-	12,260	(4,867)

Net loss for the year		(1,367)	(13,495)	(40,675)

Earnings (loss) per ordinary share
Basic and diluted earnings (loss) per
ordinary share for:
Continuing operations		(0.08)	(1.42)	(1.99)
Discontinued operations		-	0.68	(0.27)

		(0.08)	(0.74)	(2.26)

Weighted average number of
shares outstanding		18,159,277	18,112,216	17,967,082

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and subsidiaries

Statements of Changes in Shareholders' Equity for the years ended December 31, 2005, 2004 and 2003

	Ordinary shares	Share capital	Capital surplus	Accumulated (loss) earnings	Total Shareholders' equity
	Number	$ in thousands

Balance at
December 31, 2002	17,917,848	211	72,291	44,027	116,529

Employees stock options
exercised and paid
(see Note 11B)	77,780	2	167	-	169
Net loss for the year	-	-	-	(40,675)	(40,675)

Balance at
December 31, 2003	17,995,628	213	72,458	3,352	76,023

Employees stock options
exercised and paid
(see Note 11B)	155,544	1	160	-	161
Net loss for the year	-	-	-	(13,495)	(13,495)

Balance at
December 31, 2004	18,151,172	214	72,618	(10,143)	62,689

Employees stock options
exercised and paid (see
Note 11B)	17,917	*	46	-	46

Net loss for the year	-	-	-	(1,367)	(1,367)

Balance at
December 31, 2005	18,169,089	214	72,664	(11,510)	61,368

* Represents an amount less than $ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and its subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31

	2005	2004	2003
		* Revised
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities

Net loss for the year	(1,367)	(13,495)	(40,675)

Adjustments to reconcile net loss to
cash provided by (used in) operating activities:

Depreciation and amortization	1,059	1,439	1,982
Decrease (increase) in deferred tax	-	1,902	(135)
Loss (gain) on sale of property, plant and equipment	50	(57)	(10)
Gain from sale of operations	-	(24,558)	-
Premium amortization of long-term marketable securities	275	134	103
Impairment of fixed assets	-	917	-
Goodwill impairment	-	2,186	6,019
Inventory write-off	-	915	-
Decrease in trade receivables	9,147	15,641	18,019
Decrease (increase) in other receivables	269	(209)	1,695
Decrease in recoverable costs and estimated
earnings - not yet billed	-	7,175	3,724
Decrease (increase) in inventories	1,652	1,358	(942)
Decrease in long-term receivables	-	-	4,949
Increase (decrease) in trade payables	762	(4,195)	(1,655)
Increase (decrease) in advances from customers	(2,504)	2,407	(257)
Related parties, net	244	(839)	330
Decrease in other payables and accrued liabilities	(5,304)	(12,957)	(7,668)
Increase (decrease) in liability for employee severance
benefits	113	754	544

Net cash provided by (used in) operating activities	4,396	(21,482)	(13,977)

*	The consolidated cash flow statement for the year ended December 31, 2004 has been revised to combine cash flows from discontinued operations with cash flows from continuing operations within each category (previously, income from discontinued operations was presented, net in one line, within the operating cash flows category).

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

	2005	2004	2003
		* Revised
	$ in thousands	$ in thousands	$ in thousands

Cash flows from investing activities

Investment in short-term investments, net	(2,388)	(27)	(2,006)
Capital expenditure on property, plant and equipment	(354)	(914)	(1,389)
Acquisition of newly consolidated subsidiaries, less of cash
acquired (see A below)	(1,833)	-	-
Investment in technology	-	-	(870)
Long-term deposits withdrawal (funding)	50	165	(44)
Proceeds from sale of property, plant and equipment	68	87	57
Proceeds from disposal of discontinued operations	-	35,000	-
Employee severance rights (funding) withdrawal	(31)	97	(388)
Proceeds from maturity of long-term marketable securities	2,000	-	-
Investment in long-term marketable securities	(11,530)	(6,615)	(6,374)

Net cash (used in) provided by investing activities	(14,018)	27,793	(11,014)

Cash flows from financing activities

Issuance of ordinary shares	46	161	169

Net cash provided by financing activities	46	161	169

Net (decrease) increase in cash and cash equivalents	(9,576)	6,472	(24,822)

Cash and cash equivalents at beginning of the year	34,436	27,964	52,786

Cash and cash equivalents at end of the year	24,860	34,436	27,964

Supplemental disclosures:

Income taxes (received) paid, net of tax refunds	(1,473)	79	1,313

*	The consolidated cash flow statement for the year ended December 31, 2004 has been revised to combine cash flows from discontinued operations with cash flows from continuing operations within each category (previously, income from discontinued operations was presented, net in one line, within the operating cash flows category).

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

2005
$ in thousands

A.	Acquisition of newly consolidated subsidiaries (Note 7B)

Trade receivables	(623)
Inventory	(376)
Other receivables	(122)
Trade payables	483
Other payables and accrued liabilities	3,050
Property, plant and equipment, net	(40)
Goodwill	(3,558)
Third party relations	(159)
Core technology	(349)
Customer contracts	(171)
Contractual customer relations	(130)
Long-term assets	(476)
Liability for employees severance benefits	638

Cash paid for net assets acquired	(1,833)

B.	Non-cash transactions

	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Purchase of property, plant and equipment
not yet paid	214	10	419

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 1	–	General

ECtel Ltd. and its subsidiaries (hereinafter – “the Company”) provide Integrated Revenue Management (IRM) solutions for communications services providers. The Company was established and commenced operations in April 1990. In October 1999, the Company completed an initial public offering of its ordinary shares on the NASDAQ National Market.

On February 9, 2004, the Company sold its Government Surveillance Business to Verint Systems (see Note 18).

The Company’s seven subsidiaries are ECtel Inc., ECtel (2000) UK Limited, ECtel B.V, ECtel GmbH, Telrad Hawk Net-I Ltd. – in voluntary liquidation (see Note 7A(2)), ECtel Telesoft Ltd. and ECtel Telesoft Export (98) Ltd., (see Note 20).

On December 29, 2005, the Company acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd., two sister companies held by Elron Electronic Industries Ltd., (see Note 7B and Note 20).

Note 2	–	Significant Accounting Policies

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

A.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

B.	Financial statements in U.S. dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”).

Most of the Company’s sales are made outside of Israel (see Note 14D regarding geographical distribution) and are made primarily in dollars. Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company’s functional currency.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard (“SFAS”) Statement No. 52, “Foreign Currency Transaction”, of the Financial Accounting Standards Board (“FASB”) of the United States.

All exchange gains and losses resulting from monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such exchange gains and losses are included in the same statement of operations items in which the related transactions are included.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 2	–	Significant Accounting Policies (cont’d)

C.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase, to be cash equivalents. Marketable securities that have an original maturity of three months or less are considered to be cash equivalents.

D.	Short-term investments

Short-term deposits and marketable securities are with maturity date between 91 to 365 days, (see also Note 2F).

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the moving average method.

F.	Long-Term marketable securities

Long-term marketable securities at December 31, 2005 consist of corporate and government agencies debt securities. The Company classifies its debt securities as held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Any decline in the market value of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the straight-line method. Interest income is recognized when earned.

G.	Property, plant and equipment

1.	These assets are stated at cost less accumulated depreciation.

2.	Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

Machinery and equipment	10% - 33% (mainly 20%)
Office furniture and equipment	6%

Leasehold improvements are amortized by the straight-line method over the shorter of the useful lives or the terms of the leases.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 2	–	Significant Accounting Policies (cont’d)

G.	Property, plant and equipment (cont’d)

3.	Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4.	Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of operations.

H.	Allowance for doubtful accounts receivable

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

I.	Goodwill and other intangible assets

According to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead tested for impairment at least annually.

SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Change in basis of valuation

The basis of valuation of the useful life of other purchased technology was accelerated as of April 2004 from 5 years to 2.5 years. The acceleration was based on management’s decision regarding the development of a replacement solution for the year 2006 and beyond. Therefore, an amortization period has been adjusted for this change.

J.	Revenue recognition

1.	Revenues from product sales (which include software) are recognized, in accordance with SOP 97-2, “Software Revenue Recognition”, when all the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectibility is probable.

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

2.	In certain cases, when the sale contract includes customer acceptance provisions with respect to performance guarantees, i.e. installation, revenue is recognized when the Company has demonstrated that the criteria specified in the provisions have been satisfied.

3.	Revenues from product maintenance and support contracts and separately priced extended warranty contracts are recognized ratably over the contract period.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 2	–	Significant Accounting Policies (cont’d)

J.	Revenue recognition (cont’d)

4.	Revenues from contracts require significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for performance of construction type and certain production type contracts”. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract using an input measure method. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

As to management’s evaluations and assumptions, see Note 2Q below.

K.	Research and development costs

1.	Research and development costs, net of any grants, are charged to the statement of operations as incurred. Royalties paid and accrued in respect of the said grants are classified as cost of revenues.

2.	Software development costs are expensed as incurred until the phase where technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers. To date, either the establishment of technological feasibility of the Company’s products and their general release has substantially coincided or costs incurred subsequent to the achievement of technological feasibility have not been material. Accordingly, no software development costs have been capitalized by the Company.

L.	Liability for employee severance benefits, net

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

Severance pay deposits fund represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

M.	Taxes on income

The Company accounts for income taxes under SFAS No. 109 “, Accounting for Income Taxes”.

Under SFAS 109 deferred tax assets and liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on statutory tax rates as these will be applicable to the periods in which such deferred taxes will be realized. Deferred tax assets do not include future tax benefits for which the realization of the benefit is less than “more likely than not”. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 2	–	Significant Accounting Policies (cont’d)

M.	Taxes on income (cont’d)

Deferred taxes were not recorded in respect of the following matters –

1.	Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate. This is in accordance with SFAS 109.

2.	Certain undistributed earnings of a foreign consolidated subsidiary, which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists.

Income tax benefit (expense) represents the tax for the period and the change during the period in deferred tax assets and liabilities.

N.	Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is determined on the date of grant only if the current market price of the underlying stock exceeded the exercise price and amortized over the vesting period.

In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option. The Company adopted the disclosure provisions of SFAS 123 but opted to remain under the expense recognition provisions of APB 25.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS 123 ($ in thousands, except per share data):

	Year ended December 31
	2005	2004	2003

Net loss as reported	(1,367)	(13,495)	(40,675)
Add: Compensation expenses recorded in
statements of operations	-	-	-
Less: Compensation expenses
according to SFAS 123	(1,738)	(1,797)	(2,491)

Pro forma net loss	(3,105)	(15,292)	(43,166)

Basic and diluted loss per ordinary share:
As reported	(0.08)	(0.74)	(2.26)

Pro forma	(0.17)	(0.86)	(2.40)

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 2	–	Significant Accounting Policies (cont’d)

O.	Derivative financial instruments

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”), effective January 1, 2001. The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. Derivative instruments include forward exchange and purchase contracts. Under SFAS 133, the Company is required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income under shareholders’ equity until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company does not utilize derivative financial instruments for trading or other speculative purposes. The Company actively evaluates the creditworthiness of the financial institutions that are counter parties to derivative financial instruments, and does not expect counter parties to fail to meet their obligations.

P.	Earnings (loss) per Ordinary Share

Basic and diluted earnings (loss) per ordinary share are presented in conformity with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”, for all years presented. Basic earnings (loss) per ordinary share are calculated by dividing the net earnings (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted earnings (loss) per ordinary share calculation is similar to basic earnings per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been exercised.

Q.	Estimations and assumptions in the financial statements

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These are management’s best estimates based on experience and historical data, however actual results could differ from these estimates.

R.	Transfer of financial assets

The Company accounts for transfer of financial assets in accordance with the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets”. The Standard requires recognizing the sale of financial instruments when the control over the financial assets transferred and the consideration from the sale does not include any beneficial interests in the transferred asset.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 2	–	Significant Accounting Policies (cont’d)

S.	Comprehensive income

The Company adopted SFAS No. 130, “Reporting Comprehensive Income”. It requires that all items required to be recognized under accounting standards as components of comprehensive income (loss) be reported in a separate financial statement and displayed with the same prominence as other financial statements. It requires that an enterprise (a) classifies items of other comprehensive income (loss) by their nature in a financial statement and (b) displays the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid in capital in the equity section of the statement of financial position. In the Company’s case, comprehensive loss is the same as net loss for all periods presented.

T.	Impairment of long-lived assets and assets to be disposed of

The Company accounts for long-lived assets under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale, (see also Note 18).

U.	Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others

The Company has adopted the provision of FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees or Indebtedness of Others”. FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee i.e. the obligation to stand ready to perform in the event that specific triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company also complies with the disclosure requirements of FIN No. 45 in regard to its obligations under guarantees. These disclosure requirements are included in Note 10D to the consolidated financial statements.

V.	Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management’s estimation and in accordance with the Company’s prior experience, (see also Note 10G).

W.	Reclassification

Certain prior year figures have been reclassified to conform to current year presentation.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 3	–	Inventories

A.	Inventories consist of the following:

	December 31
	2005	2004
	$ in thousands	$ in thousands

Raw materials and components	2,193	2,751
Work in process	268	467
Finished products	376	895

	2,837	4,113

B.	Inventory write-off

Following the Company’s Board of Directors’ decision to abandon certain products, the Company wrote off $ 915 thousand of inventories during the year 2004, (see also Note 14E).

The Company believes that this inventory will not be used in the future.

Note 4	–	Investment in Marketable Securities and Deposits

Regarding Company’s marketable securities classification, see Note 2F.

The Company’s investments in marketable securities consist primarily of investments in US Government Agencies and Corporate bonds. Based on that evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2005.

(1)	The following table summarizes the Company’s marketable securities and deposits at December 31, 2005 and 2004 (regarding assumptions used for estimated fair value, see Note 16):

	December 31, 2005
	Amortized cost	Unrealized gross Gains	Unrealized gross Losses	Estimated Fair value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Short-term deposits	2,346	-	-	2,346

Held to maturity securities
(carried at amortized cost)

US Government Agencies	3,100	-	27	3,073
Corporate bonds	8,996	-	55	8,941

	12,096	-	82	12,014

Short-term investments	14,442	-	82	14,360

US Government Agencies	7,508	-	75	7,433
Corporate bonds	4,478	-	47	4,431

Long-term marketable securities	11,986	-	122	11,864

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 4	–	Marketable Securities (cont’d)

	December 31, 2004
	Amortized cost	Unrealized gross Gains	Unrealized gross Losses	Estimated Fair value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Held to maturity securities
(carried at amortized cost)

US Government Agencies	2,000	-	5	1,995
Corporate bonds	2,033	3	-	2,036

Short-term marketable securities	4,033	3	5	4,031

US Government Agencies	2,101	-	5	2,096
Corporate bonds	8,651	-	28	8,623

Long-term marketable securities	10,752	-	33	10,719

(2)	The following table summarizes the Company’s marketable securities by maturity date:

	Amortized Cost	Fair value
	$ in thousands	$ in thousands

Maturity date of long-term marketable securities
2007	10,006	9,918
2008	1,980	1,946

	11,986	11,864

The following table shows the gross unrealized losses and fair value of the Company’s investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

As of December 31, 2005:

	Less than 12 months		12 months or Greater			Total Unrealized losses
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Total Fair value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

US Government
Agencies	3,562	6	6,924	96	10,506	102
Corporate bonds	7,230	17	6,162	85	13,372	102

Total	10,792	23	13,086	181	23,878	204

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 4	–	Marketable Securities (cont’d)

As of December 31, 2004:

	Less than 12 months		12 months or Greater			Total Unrealized losses
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Total Fair value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

US Government
Agencies	1,995	5	2,096	5	4,091	10
Corporate bonds	-	-	8,623	28	8,623	28

Total	1,995	5	10,719	33	12,714	38

The unrealized losses on the Company’s investments in US Government Agencies and corporate bonds were caused by interest rate increases. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2005 and 2004.

Note 5	–	Long-Term Other Receivables

Consist of the following :

	December 31
	2005	2004
	$ in thousands	$ in thousands

Employee severance rights funded (see Note 9)	1,337	839
Long-term deposits	127	168

	1,464	1,007

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 6	–	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Machinery and equipment	Office furniture and equipment	Leasehold improvements	Total
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Cost
Balance at January 1, 2005	5,833	199	191	6,223
Acquisitions	40	-	-	40
Additions	309	249	-	558
Disposals	(178)	(149)	(191)	(518)

Balance at December 31, 2005	6,004	299	-	6,303

Accumulated depreciation
Balance at January 1, 2005	3,349	62	49	3,460
Additions	650	15	142	807
Disposals	(161)	(48)	(191)	(400)

Balance at December 31, 2005	3,838	29	-	3,867

Property, plant and equipment, net

Balance at December 31, 2005	2,166	270	-	2,436

Property, plant and equipment, net

Balance at December 31, 2004	2,484	137	142	2,763

Note 7	–	Acquisitions

A.	Acquisition of Telrad Hawk Net-I Ltd.

1.	On October 1, 2001, the Company acquired all of the outstanding shares of Telrad Hawk Net-I Ltd. (“Net-I”). As a result of the purchase of Net-I, goodwill in the amount of $ 16,348 thousand was created (as at the date of purchase).

The Company conducts its annual goodwill impairment test as of June 30 every year.

As at June 2003, the Company impaired the goodwill by $ 6,019 to its fair value in the amount of $ 10,329 thousand.

As at June 2004, the Company impaired the goodwill by $ 2,186 to its fair value in the amount of $ 8,143 thousand.

No goodwill was impaired, since the fair value of the Company’s reporting unit exceeded its carrying amount, including goodwill. Hence, goodwill was considered not impaired.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 7	–	Acquisitions (cont’d)

A.	Acquisition of Telrad Hawk Net-I Ltd.(cont’d)

2.	On December 29, 2004, Net-I shareholders’ meeting resolved on voluntary liquidation process by creditors, under the Companies Law – 1983.

In addition, Net-I shareholders appointed an attorney to serve as Company’s liquidator.

There is no significant effect on the consolidated financial statements by the aforesaid process.

3.	The following table summarizes the allocation of acquired intangible assets:

	As at December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Amortized intangible assets:
In process research and development costs (*)	916	916	916
Current technology	251	251	251
Customer contracts (**)	119	119	119

	1,286	1,286	1,286
Less - accumulated amortization	(1,243)	(1,194)	(1,146)

Total	43	92	140

(*)	Fully amortized at date of purchase.
(**)	As at December 31, 2005 was fully amortized.

Amortization expenses were $ 49 thousand for each of the years ended December 31, 2005 and 2004, respectively, as part of research and development costs.

B.	Acquisition of Elron Telesoft Ltd. and Elron Telesoft Export Ltd.

1.	On December, 29, 2005, (hereinafter – “the closing date”) the Company acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd., two sister companies (hereinafter – “the acquired companies”) held by Elron Electronic Industries Ltd. (hereinafter – “the Seller”).

The acquired companies are engaged in the development and marketing of software solutions for the management of large communications and internet networks. The acquired companies have developed its line of products, including Revenue Assurance solution for communications services providers. The acquisition of the acquired companies will allow ECtel to provide communications services providers comprehensive solution for IRM (Integrated Revenue Management) framework.

The transaction was accounted for by the purchase method in accordance with Financial Accounting Standard (SFAS) No. 141– “Business Combinations”.

The effect of the acquisition is reflected in the consolidated balance sheet as at December 31, 2005.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 7	–	Acquisitions (cont’d)

B.	Acquisition of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (cont’d)

The aggregate purchase price is $ 2,504 thousand and was comprised of the following:

(1)	$ 2,100 thousand in cash paid by the Company to the Seller, according to the purchase agreement.
(2)	$ 404 thousand direct transaction costs consisting primarily of professional fees.

In addition, $ 400 thousand in cash shall be paid by the Company to the Seller, according to the purchase agreement, in two deferred installments, over a period of 12 months following the closing date, subject to the successful completion of certain milestones, according to the purchase agreement.

2.	The purchase price of the acquired companies was allocated based on management estimates and independent appraisal to the tangible and identifiable intangible assets acquired and liabilities assumed respectively based on their estimated fair values at the acquisition date.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date:

As at December 31 2005
$ in thousands

Current assets*	1,388
Current liabilities	(3,129)
Long-term other assets	476
Long-term liabilities	(638)
Equipment	40

Intangible Assets
Technology	349
Contractual customer relations	130
Third party relations	159
Existing contracts	171
Goodwill	3,558

Net assets	2,504

*	Includes $ 267 thousand cash and cash equivalents.

Of the $ 2,504 thousand net assets, $ 349 thousand assigned to core technology that have a weighted-average useful life of approximately 5 years. $ 159 thousand was assigned to relationship with a third party equipment supplier of the acquired companies and have a weighted average useful life of approximately 1 year. $ 171 thousand has been assigned to existing customer contracts which have a weighted-average useful life of 1 year. $ 130 thousand has been assigned to contractual customer relations which have a weighted-average useful life of approximately 5 years.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 7	–	Acquisitions (cont’d)

B.	Acquisition of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (cont’d)

The $ 3,558 thousand of goodwill was derived by applying the “Residual Approach”. Under this approach, the purchase price is allocated to tangible assets and to specifically identifiable intangible assets, with any remainder allocated to goodwill. The goodwill figure was assigned to existing Telecommunications reporting unit.

The Company believes that this acquisition resulted in the recognition of goodwill primarily because acquired companies’ technology will add significant capabilities to ECtel’s IRM framework solution.

3.	Hereafter are certain unaudited pro forma combined statements of income data for the years ended December 31, 2005 and 2004, as if the acquisition of the acquired companies occurred on January 1, 2005 and 2004, respectively. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005 and 2004, respectively, nor is it necessarily indicative of future results.

	Year ended December 31
	2005	2004
	$ in thousands, except earnings per share
	(Unaudited)

Sales	26,105	17,670

Net loss	(2,966)	(17,857)

Basic and diluted loss per ordinary share:	(0.16)	(0.99)

C.	Goodwill

Consists of the following:

	Year ended December 31
	2005	2004
	$ in thousands

Original amount	19,906	16,348
Goodwill impairment	(8,205)	(8,205)

	11,701	8,143

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 7	–	Acquisitions (cont’d)

D.	Acquired Intangible Assets

The following tables summarize the allocation of acquired intangible assets and estimated amortization expenses ($ in thousands):

	As at December 31, 2005
	Gross Carrying amount	Accumulated amortization	Net Carrying amount
	$ in thousands

Amortized intangible assets:
Third party relations	159	-	159
Core technology	349	-	349
Customer contracts	171	-	171
Contractual customer relations	130	-	130

Total	809	-	809

Future estimated amortization expenses:

Year ended December 31 2005
$ in thousands

2006	426
2007	96
2008	96
2009 and afterwards	191

Total	809

Note 8	–	Other Assets, net

Consist	of the following:

	December 31
	2005	2004
	$ in thousands	$ in thousands

Intangible asset arising from:
Net I acquisition - original cost	1,286	1,286
Elron Telesoft acquisition - original cost	809	-

	2,095	1,286

Less - accumulated amortization	(1,243)	(991)

	852	295

The amortization expenses were $ 252 thousand and $ 48 thousand for each of the years ended December 31, 2005 and 2004, respectively, as part of research and development costs.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 9	–	Liability for Employee Severance Benefits

A.	Employees of the Israeli Companies

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

Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

3.	Expenses recorded in respect of severance and pension pay for the years ended December 31, 2005, 2004 and 2003 are $ 124 thousand, $ 661 thousand and $ 617 thousand, respectively.

B.	Employees of U.S consolidated subsidiary

The U.S consolidated subsidiary sponsors a 401 (K) defined contribution plan which permits its employees to make contributions on a pre-tax basis subject to the limits specified in the Internal Revenue Code. These contributions are not subject to federal income taxes until distributed to the employees. The subsidiary matches the employees’ contribution up to 5% of the employees’ earnings.

The subsidiary’s matching contributions with respect to this plan were $ 42 thousand, $ 100 thousand and $ 165 thousand in 2005, 2004 and 2003, respectively.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 10	–	Commitments and Contingencies

A.	Lease commitments

The Company has entered into operating leases (in respect of premises and motor vehicles) in Israel and abroad. The agreements expire on various dates from 2006 to 2009 (some have renewal options) and are in US dollar, local currencies or linked to the US dollar.

Future minimum annual rental payments which the Company is committed to pay under the above leases, at rates in effect at December 31, 2005, are as follows:

Year ending December 31:	$ in thousands

2006	446
2007	385
2008	392
2009	509
2010 and thereafter	777

As to rent expense in connection with the Company’s leased premises, see Note 14J.

B.	Royalty commitments

The Company is committed to pay royalties, to the Government of Israel, Ministry of Industry and Commerce and Offices of Chief Scientist, on proceeds from sales of products in which the Israeli Government participated by way of grants for research and development. As at December 31, 2005, the Company had received a total of $ 8.4 million in grants and has paid or accrued a total of $ 5.7 million in royalties. The royalties are computed at the rate of 3%-3.5% of the aggregate proceeds from sale of such products, up to an amount not exceeding 100% of such grants plus interest at the LIBOR rate. Royalties to the Government of Israel are presented in cost of revenues, (see Note 14E).

C.	Capital expenditure commitments

The Company invests in capital expenditures according to “Approved Enterprise”programs. At December 31, 2005, in order to comply with current approved programs, $ 886 thousand remain to be invested (see Note 12A1).

D.	Guarantees

At December 31, 2005, the Company has granted guarantees to third parties in the sum of $ 2.6 million mainly as performance guarantees that can be demanded in case of material breach of contracts. The expiration dates of the guarantees are from January 2006 through December 2006.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 10	–	Commitments and Contingencies (cont’d)

E.	Financial instruments

1.	Forward exchange contracts

The geographical distribution of the Company’s operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates. Financial instruments are utilized by the Company to reduce these risks.

The Company enters into forward exchange contracts to hedge existing non-dollar assets and liabilities.

As at December 31, 2005, the Company has entered into currency forward contracts, ending March 2006, as a hedge against receivable as follows:

a)	Obligation to sell EUR 361,000 for a total amount of $ 452,189.
b)	Obligation to sell EUR 259,000 for a total amount of $ 307,562.
c)	Obligation to sell EUR 443,000 for a total amount of $ 555,876.

Since the impact of fluctuations in currency exchange rates on foreign exchange contracts offsets the impact on the underlying items being hedged, these instruments do not expose the Company to risk that would otherwise result from fluctuations in currency exchange rates.

2.	Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable. The Company maintains cash and cash equivalents, marketable securities, forward exchange contracts and certain other financial instruments with various major financial institutions. These major financial institutions are located in Israel and the United States, and the Company’s policy is designed to limit exposure to any one institution.

With respect to trade account receivables, the Company is subject to a concentration of credit risk as a majority of its outstanding trade receivables relates to sales to a limited number of customers.

F.	Commitments to indemnify directors and office holders

The Company’s Articles of Association include, but are not limited to, the following provisions in connection with the protection, indemnification and insurance of its directors and officers:

(1)	The Company may prospectively exculpate an Office Holder from all of some of the Office Holders’ responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company to the fullest extent permitted by the Companies Law.

(2)	The Company may indemnify an Officer Holder in respect of an obligation or expense imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder , to the fullest extent permitted by the Companies Law.

(3)	The Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, to the fullest extent permitted by the Companies Law.

In this regard, the Company enters into Indemnification Agreements with its directors and officers and purchases D&O liability insurance coverage.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 10	–	Commitments and Contingencies (cont’d)

G.	Liability for warranty

The Company has made provision for its product warranty to its customers, in accordance with management judgment and based on past experience, see Note 14C.

	December 31 2005	December 31 2004	December 31 2003
	$ in thousands	$ in thousands	$ in thousands

Balance outstanding at beginning of the year	522	980	2,178
Warranty expenses	(449)	(773)	(1,313)
Warranties for products sold	519	441	665
Lapsed warranties	(136)	(126)	(550)

Balance outstanding at end of the year	456	522	980

H.	Negative pledge

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

On the basis of the above-mentioned negative pledge, the Bank has agreed to grant various credit facilities and/or banking services to the Company. The credit facilities granted by the Bank to the Company and outstanding as of December 31, 2005 are approximately $ 2 million for guarantees issued by the Bank in favor of third parties, at the request of the Company.

I.	Class Action complaint

In January 2005, a class action complaint had been filed in the District Court of the State of Maryland against the Company, certain officers and directors of the Company who served in such positions in the years 2001 – 2003, as well as a major shareholder during the referenced period. The complaint alleges violation of US Federal Securities laws and breach of fiduciary duties in connection with disclosure of Company’s financial results between April 2001 and April 2003.

The plaintiffs filed an amended complaint (the “Amended Class Action Complaint”), on December 15, 2005. The Court set a date for the Company to file its motion to dismiss the Amended Class Action Complaint for February 21, 2006. The hearing on motion to dismiss has been scheduled for May 22, 2006.

The Company, based on its legal counsel, believes that the class action plaintiffs’claims are without merit and intend to defend the case vigorously.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 11	–	Shareholders’ Equity

A.	Authorized, issued and outstanding share capital

	Issued and outstanding shares		Authorized
	December 31		December 31
	2005	2004	2005	2004
	Number of shares		Number of shares

NIS 0.04 par value per share	18,169,089	18,151,172	125,000,000	125,000,000

B.	Share incentive and stock option plans

1.a	The Company’s Share Option Plan (the “ECtel Plan”) was adopted by the Board of Directors on June 15, 1998.

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

In November 1998, the Company granted to employees options to purchase an aggregate of 837,525 ordinary shares. The aggregate amount of compensation expense for this grant was $ 2,604 thousand.

In May 1999, the Company granted to employees options to purchase an aggregate of 127,475 ordinary shares. The aggregate amount of compensation expense for this grant was $ 1,030 thousand.

The exercise price per share under the option awards was determined based on factors considered by the Board of Directors. The exercise price per share for these stock options is $ 1.04 per share.

1.b	In August 1999, the Board of Directors adopted an additional share incentive plan for non-employee directors. Under the terms of the plan, the Company is authorized to grant options for a total of 422,200 ordinary shares. In August 1999, the Company granted to directors options to purchase an aggregate of 422,200 shares. The exercise price is $ 4.66 per share. The aggregate amount of compensation expense for this grant was $ 2,581 thousand. These options vest in two equal annual installments commencing March 2001.

In addition, the Board authorized the grant to employees of options to purchase an additional 180,925 ordinary shares, pursuant to the ECtel Plan. In September 1999, the Company granted to employees options to purchase an aggregate of 180,925 ordinary shares. The exercise price is $ 4.66 per share. The aggregate amount of compensation expense for this grant was $ 1,106 thousand. These options vest in three equal annual installments commencing September 2001.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 11	–	Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

1.c	In May 2000, the Board of Directors amended the ECtel Plan (the “Amended Plan”) and authorized the Company to grant to employees additional options for a total of 476,760 ordinary shares. In May 2000, the Company granted to employees options to purchase an aggregate of 476,760 shares. The exercise price is $ 15.75 per share. There is no compensation expense for this grant as the exercise price was equal to the quoted market price at the date of the grant. These options vest in two equal annual installments commencing at May 2002.

1.d	In January 2001, the Board of Directors authorized, under the above plans, the grant to employees and directors of options to purchase a total of 832,520 ordinary shares. In January 2001, the Company granted 812,520 options to employees and 20,000 options to directors. The exercise price is $ 8.82 per share. There is no compensation expense for these grants as the exercise price was equal to the quoted market price at the date of the grant. These options vest in two equal annual installments commencing at January 2002.

1.e	In October 2001, the Board of Directors authorized, under the above plans, the grant to employees and directors of options to purchase a total of 498,000 ordinary shares. In October 2001, the Company granted 408,000 options to employees and 90,000 options to Directors. The exercise price is $ 11.55 per share. There is no compensation expense for these grants as the exercise price was equal to the quoted market price at the date of the grant. The employee options vest in two equal annual installments commencing October 2002. The director options vest in 12 equal quarterly installments, commencing January 2002.

1.f	In October 2002, the Board of Directors authorized, under the above plans, the grant to employees of options to purchase a total of 713,400 ordinary shares. In October 2002, the Company granted 713,400 options to employees. The exercise price is $ 7.90 per share. There is no compensation expense for this grant as the exercise price was equal to the quoted market price at the date of the grant. These options vest in three equal annual installments, commencing in October 2003.

1.g	In August 2003, the Board of Directors, authorized two new share option plans for international and US grantees covering in the aggregate 250,000 shares. Under said 2003 plans, in December 2003, the Company granted 120,000 options to employees. The exercise price for said options is $ 4.67 per share. There is no compensation expense for this grant as the exercise price was equal to the quoted market price at the date of the grant. These options vest over three years in twelve equal quarterly installments, commencing on various dates from March 2003 to May 2003.

1.h	In September 2004, the Company’s shareholders approved the increase in the number of ordinary shares underlying the Company’s 2003 share option plan for international grantees from 200,000 ordinary Shares to 1,700,000 ordinary shares and the decrease in the number of ordinary Shares underlying the Company’s other share option plans (other than the Company’s 2003 U.S. stock option plan covering 50,000 ordinary shares) by an aggregate of (i) 490,266 ordinary shares as of the date of the resolution and (ii) 437,933 ordinary shares underlying the then outstanding options, which were scheduled to expire within 60 days following the date of the resolution, upon such expiration (unless any of such options were exercised prior to such expiration).

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 11	–	Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

1.i	In May 2004, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 480,000 ordinary shares. In May 2004, the Company granted 480,000 options to employees. The exercise price is $ 3.14 per share. There is no compensation expense for this grant as the exercise price was equal to the quoted market price at the date of the grant. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing May 2005.

1.j	In July 2004, the Board of Directors authorized, under the 2003 Plan, the grant to directors of options to purchase a total of 60,000 ordinary shares. In July 2004, the Company granted 60,000 options to Directors. The exercise price is $ 2.63-2.77 per share. There is no compensation expense for this grant as the exercise price was equal to the quoted market price at the date of the grant. The options vest 33% after one year and the rest in 8 equal quarterly installments commencing July 2005.

1.k	In August 2004, the Board of Directors authorized, under the 2003 Plan, the grant to employees and directors of options to purchase a total of 692,808 ordinary shares. In August 2004, the Company granted 330,500 options to employees and 362,308 options to directors. The exercise price ranges between $ 2.43 to $ 2.81 per share. There is no compensation expense for these grants as the exercise price was equal to the quoted market price at the date of the grant. The employee options vest 25% after one year and the rest in 12 equal quarterly installments, commencing on various dates from August 2005 to November 2005. The director options vest 33% immediately, 33% after 6 months and the rest over 1 year afterwards.

1.l	In December 2004, the Board of Directors authorized, under the 2003 Plan, the grant to employees of options to purchase a total of 50,000 ordinary shares. In December 2004, the Company granted 50,000 options to employees. The exercise price is $ 3.56 per share. There is no compensation expense for this grant as the exercise price was equal was equal to the quoted market price at the date of the grant. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing December 2005.

1.m	In February 2005, the Board of Directors authorized, under the 2003 Plan, the grant to employees of options to purchase a total of 120,000 ordinary shares. In February 2005, the Company granted 120,000 options to employees. The exercise price is $3.64 per share. There is no compensation expense for this grant as the exercise price was equal to the quoted market price at the date of the grant. These options vest in 12 equal quarterly installments commencing May 2005.

1.n	In May 2005, the Board of Directors authorized, under the 2003 Plan, the grant to employees of options to purchase a total 100,000 ordinary shares. In May 2005, the Company granted 100,000 options to employees. The exercise price is $ 3.70 per share. There is no compensation expense for this grant as the exercise price was equal to the quoted market price at the date of the grant. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing May 2006.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 11	–	Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

1.o	In August 2005, the Board of Directors authorized, under the 2003 Plan, the grant to employees of options to purchase a total of 45,000 ordinary shares. In August 2005, the Company granted 45,000 options to employees. The exercise price is $ 4.54 per share. There is no compensation expense for this grant as the exercise price was equal to the quoted market price at the date of the grant. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing August 2006.

1.p	In November 2005, the Board of Directors authorized, under the 2003 Plan, the grant to employees of options to purchase a total of 75,000 ordinary shares. In November 2005, the Company granted 75,000 options to employees. The exercise price is $ 4.97 per share. There is no compensation expense for this grant as the exercise price was equal to the quoted market price at the date of the grant. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing November 2006.

2.	Stock options under all the share incentive and option plans are as follows:

	Year ended December 31
	2005	2004	2003
	Number of Shares

Balance outstanding at beginning of the year	3,072,271	2,743,536	2,828,576
Changes during the year:
Granted	340,000	1,282,808	120,000
Exercised *	(17,917)	(155,544)	(77,780)
Forfeited	(133,861)	(798,529)	(127,260)

Balance outstanding at end of the year	3,260,493	3,072,271	2,743,536

* Average price of options exercised during
the year (in US$)	4.65	4.48	2.17

2.	Stock options under all the share incentive and option plans are as follows: (cont’d)

	Year ended December 31
	2005	2004	2003
	Number of Shares

Options may be exercised as follows:
First year or thereafter	2,505,806	2,499,244	2,452,236
Second year or thereafter	296,417	233,083	271,300
Third year or thereafter	458,270	339,944	20,000

	3,260,493	3,072,271	2,743,536

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 11	–	Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

No compensation expense has been recorded in statements of operations for 2005, 2004 and 2003. The options were granted at market value.

Market value of the ordinary shares, as determined at the time of issuance by the Board of Directors (subsequent to the October 1999 public offering, based on market price), was $ 4.15 per share for the 1998 grants, $ 9.12 per share for the 1999 grants, $ 10.78 per share for the 1999 plan for directors and the 1999 plan for employees, $ 15.75 for the 2000 grant, $ 8.82 for the January 2001 grant, $ 11.55 for the October 2001 grant, $ 7.90 for the 2002 grant, $ 4.67 for the 2003 grant, $ 2.90 for the 2004 grant and $ 4.07 for the 2005 grant.

Shares covered by unexercised options have no voting rights or rights to cash dividends.

3.	In October 1995, the Financial Accounting Standards Board issued SFAS 123 “Accounting for Stock Based Compensation” which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

In 1998, following the adoption of the ECtel Plan, the Company adopted the disclosure provisions of SFAS 123 but opted to remain under the expense recognition provisions of APB No. 25, “Accounting for Stock Issued to Employees”.

As of December 31, 2005, 2,442,894 options are exercisable.

As required by SFAS 123 the Company has determined the fair value of stock-based arrangements as follows:

Fair value
Grant	$

1998	3.57
May 1999	8.54
August and September 1999	9.59
2000	12.32
January 2001	4.81
October 2001 (employees)	6.28
October 2001 (directors)	7.40
2002	4.20
2003	2.30
May 2004	1.81
July 2004	1.55
August 2004 (employees)	1.40
August 2004 (directors)	1.49
December 2004	1.94
February 2005	2.53
May 2005	2.53
August 2005	3.14
November 2005	3.37

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 11	–	Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

The fair values of stock-based compensation awards granted were estimated using the “Black-Scholes” pricing model with the following assumptions:

Year of grant	Dividend	Expected option life	Expected volatility	Risk free interest rate

1998		10.00	0%	6.00%
1999	-	10.00	0%	6.00%
1999	-	5.00	112.90%	6.00%
2000	-	5.00	101.30%	6.50%
January 2001	-	2.00	99.75%	5.50%
October 2001 (employees)	-	2.00	102.11%	3.00%
October 2001 (directors)	-	3.00	102.11%	3.00%
2002	-	3.00	79.61%	3.00%
2003	-	3.00	75.23%	1.00%
May 2004	-	4.00	74.17%	3.90%
July 2004	-	4.00	73.06%	3.60%
August 2004 (employees)	-	3.00	73.06%	3.40%
August 2004 (directors)	-	4.00	73.06%	3.40%
December 2004	-	4.00	68.85%	3.60%
February 2005	-	6.00	77.49%	3.83%
May 2005	-	6.25	74.38%	3.47%
August 2005	-	6.25	74.56%	4.10%
November 2005	-	6.25	72.05%	4.10%

As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during 2005, 2004 and 2003 to be $ 1.67 $ 1.63 and $ 2.30, respectively. The fair values of stock-based compensation awards granted were estimated using the “Black-Scholes” option-pricing model with the following assumptions.

Had compensation expenses for stock options granted under the ECtel Plans been determined based on fair value at the grant dates consistent with SFAS 123 requirements, the Company’s net loss and loss per share would have been reduced to the pro forma amounts shown below ($ in thousands, except per share data):

	Year ended December 31
	2005	2004	2003

Net loss as reported	(1,367)	(13,495)	(40,675)
Add: Compensation expenses recorded in
statements of operations	-	-	-
Less: Compensation expenses
according to SFAS 123	(1,738)	(1,797)	(2,491)

Pro forma loss	(3,105)	(15,292)	(43,166)

Basic and diluted loss per ordinary share:
As reported	(0.08)	(0.74)	(2.26)

Pro forma	(0.17)	(0.86)	(2.40)

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 11	–	Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

C.	Warrants

In October 2001, as part of Net-I acquisition, the Company granted to Telrad Networks Ltd.:

(1)	Warrants to acquire 1,000,000 ordinary shares for an exercise price of $ 24 per share.
(2)	Warrants to acquire 250,000 ordinary shares for an exercise price of $ 28 per share.

These warrants were granted for five years expiring October 1, 2006 and were valued at $ 3,922 thousand using the “Black – Scholes” valuation model with the following assumptions:

Expected volatility	-	60%
Risk free interest rate	-	4.57%
Warrants terms	-	4 years
Dividend	-	0
Stock price	-	$ 10.997

Note 12	–	Taxes on Income

A.	Tax programs under various Israeli tax laws:

Israeli Company

(1)	Israeli income tax is computed on the basis of the Company’s results in nominal NIS determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Israeli tax law, the Company was awarded “Approved Enterprise” status under the government alternative benefits track. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an approved enterprise, and reduced tax rates on dividends originating from this income.

The income derived from an approved enterprise will be exempt from tax for a ten year period, commencing on the date that taxable income is first generated by the approved enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). At December 31, 2005 approximately 87% of the cost of the Company’s production facilities represented approved enterprise facilities (2004 – 41%; 2003 – 45%).

Dividend distributions originating from the income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 12	–	Taxes on Income (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Company (cont’d)

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the approved enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% – 25% depending on the percentage of foreign investment holding in the Company as defined by the Law.

If the Company derives income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (H) below).

On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959. The primary changes are as follows:

—	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.
—	Tax benefits of the Alternate Path include lower tax rates or not tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.
—	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:
1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;
2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

2.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

The Company is an “Industrial Company” as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

3.	Tax rates applicable to income from other sources in Israel.

Income not eligible for “Approved Enterprise” benefits as mentioned above is taxed at the ordinary tax rate of 34%, (also see Note 12H).

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 12	–	Taxes on Income (cont’d)

B.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed based upon tax laws in their countries of domicile.

C.	Taxes on income

Income tax benefit (expense) included in the consolidated statements of operations is comprised as follows:

	Year ended December 31
	2005	2004	2004
	$ in thousands	$ in thousands	$ in thousands

Current and previous years taxes relating to -
Israeli operations	296	1,945	(173)
Foreign operations	(276)	(13)	-

	20	1,932	(173)

Deferred taxes relating to -
Israeli operations	-	1,902	135
Foreign operations	-	-	-

	-	1,902	135

	20	30	(38)

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 12	–	Taxes on Income (cont’d)

D.	Reconciliation of the statutory tax expense to actual tax expense

A reconciliation of the statutory tax (benefit) expense, assuming all income is taxed at the statutory rate (see Note 12H) applicable to the income of companies in Israel, and the actual tax (benefit) expense is as follows:

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Loss from continuing operations before
taxes on income, as reported in the consolidated
statements of operations:	(1,387)	(25,785)	(35,770)

Theoretical tax on the above amount (2005 - 34%, 2004 -35%; 2003 - 36%)	(472)	(9,025)	(12,877)
Tax effect of differences between the statutory rate
of tax and tax rate relating to foreign operations	(102)	(217)	(40)
Tax benefit arising from the "Approved Enterprise"	607	5,820	3,865
Differences for which deferred taxes were not
recorded	383	3,741	7,031
Taxes in respect of prior years for which deferred
taxes were not recorded	(296)	-	138
Currency revaluation on pre-paid taxes	-	-	28
Increase in taxes resulting from permanent
differences, net (disallowed expenses)	90	109	1,925
Adjustments arising from differences in the
basis of measurement for tax purposes and
for financial reporting purposes and other*	(230)	(458)	(32)

Taxes (benefit) expense for the reported year	(20)	(30)	38

*	Resulting from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company – (see Note 12A1 above) and the changes in the exchange rate of Israeli currency relative to the dollar.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 12	–	Taxes on Income (cont’d)

E.	Components of deferred income tax

The Company recognizes deferred tax benefits based on the management’s expectation that future taxable earnings will be achieved. A valuation allowance has been recorded in respect of the entire deferred tax assets as management concluded that at December 31, 2005 it is more likely than not that such assets will not be realized.

Deferred income tax consists of future tax assets attributable to the following:

	December 31
	2005	2004
	$ in thousands	$ in thousands

Current deferred tax benefit:

Accrued expenses	1	19
Inventory	(3)	164
Vacation pay accruals	90	134
Allowance for doubtful debts	2,647	2,956
Research and development costs	637	923

Gross current deferred tax benefit	3,372	4,196

Less - valuation allowance	(3,372)	(4,196)

Net current deferred tax benefit	-	-

Long term deferred tax benefit:

Liability for employee severance benefits	286	281
Operating and capital loss carryforwards	17,521	9,109
Fixed assets	117	122
Research and development costs	557	692

Gross long term deferred tax benefit	18,481	10,204

Less - valuation allowance	(18,481)	(10,204)

Total net deferred tax benefit	-	-

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 12	–	Taxes on Income (cont’d)

F.	Tax assessments and carryforward tax losses

Final tax assessments have been received by the Israeli company through the 2001 tax year.

The U.K. and U.S. subsidiaries are currently undergoing examinations by the tax authorities in the UK and the US. In the opinion of management and its tax advisors, at the present time it is too early to indicate the probable outcome of these examinations.

The Israeli Company has a tax loss carryforward of approximately $ 47 million which can be carryforward indefinitely.

The UK subsidiary has a tax loss carryforward of approximately $ 2 million which can be carried forward indefinitely. The US subsidiary has a tax loss carryforward of $ 10 million which can be carried forward for 20 years. The German subsidiary has a tax loss carry forward of approximately $ 230 thousand, which can be carried forward indefinitely.

G.	Israel Tax Reform with effect from January 1, 2003

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

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the employer can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the employer. There are detailed provisions for implementing these tracks. The Company elected the capital gains tax route of 25%.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 12	–	Taxes on Income (cont’d)

G.	Israel Tax Reform with effect from January 1, 2003 (cont’d)

3.	Controlled foreign Company (CFC).

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

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – the Amendment).

The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

This change has no effect on the financial statements of the Company.

Note 13	–	Related Party Transactions

A.	Related parties are comprised of principal shareholders (10% or more of the Company’s share capital) and their subsidiaries and affiliates as well as other affiliates of the Company. Transactions with related parties are mainly comprised of sales of some of the Company’s products and purchases from related parties in respect of cost of revenues.

All transactions with related parties are in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 13	–	Related Party Transactions (cont’d)

B.	The Company had various agreements with ECI Telecom Ltd. (hereinafter “ECI”), a principle shareholder, as at December 31, 2005. The agreements effective throughout 2005 are as follows:

1.	An administrative services agreement for various services including, inter alia, security and limited human resources-related services, maintenance, catering and transportation, and general and administrative services (all mainly through third party providers), as well intellectual property services. For the performance of each service the Company paid ECI amounts as agreed upon in the agreement.

This agreement expired in July 2005 due to Company’s relocation to its new facilities.

2.	A supply agreement with ECI, which replaced an earlier expired supply agreement. Under the terms of the new supply agreement, ECI supplies the Company with the components (hereinafter: “modules”) for use in its products. ECI may discontinue the production of any modules after giving 12 months prior notice, in which case ECI would be obligated to provide the Company with all the necessary information to manufacture the modules and integrate them into its products, as well as to supply it with spare parts for such modules.

For the performance of this agreement the Company pays ECI agreed prices.

3.	Effective October 1, 2002, the Company executed an administrative services agreement with ECI Telecom GmbH for the provision of certain services to ECtel GmbH, including leasing of office space, according to agreed payments.

The term of the agreement was for an initial period of one year, with automatic renewal of additional periods of one year each.

4.	In June 2005, the Company entered into a distribution agreement with ECI, under which ECI was appointed as Company’s exclusive distributor in significant portions of the former Soviet Union. Under the agreement, ECI will among other things, maintain a business and sales organization in these territories to promote and effect the sale of those of the Company’s products and services covered by the agreement.

In addition, the Company will provide services to those customers who purchase its products from ECI, subject to a standard warranty. The agreement expired on December 31, 2005, provided that subsequent to that date, it continues in full force and effect until such time as either party gives the other party three months’ notice. In addition, either party may terminate the agreement at anytime upon a material breach by the other party or in the event of liquidation or similar consequences of the other party.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 13	–	Related Party Transactions (cont’d)

C.	Balances due to or from related parties:

	December 31
	2005	2004
	$ in thousands	$ in thousands

Assets:
Trade receivables, net	132	-
Other receivables	-	225

Liabilities:
Trade payables	151	-

D.	Income from and expenses to related parties:

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Sales	190	2	100
Purchase from related parties	304	813	3,494
Research and development costs	46	67	309
Selling and marketing expenses	253	474	657
General and administrative expenses	61	109	153
Financial expenses	9	22	-

Note 14	–	Supplementary Financial Statement Information

Balance sheet:

A.	Cash and cash equivalents

Including short-term deposits and marketable securities in the amount of $ 23,847 thousand as at December 31, 2005 (December 31, 2004 – $ 33,654 thousand).

B.	Receivables

1.	Net of provision for doubtful debts of $ 18,051 thousand as at December 31, 2005 (December 31, 2004 - $ 20,637 thousand).

The activity in the allowance for doubtful accounts for the three years ended December 31, 2005 are as follows:

	December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Allowance for doubtful accounts
at the beginning of the year	20,637	14,603	5,786
Additions charged to doubtful debt expense	1,917	6,984	13,242
Write-down charged against the allowance	(1,997)	-	(4,425)
Recoveries of amounts previously
reserved	(2,506)	(950)	-

Allowance for doubtful accounts
at the end of the year	18,051	20,637	14,603

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 14	–	Supplementary Financial Statement Information (cont’d)

B.	Receivables (cont’d)

2.	Substantially most of the Company’s sales are to large telecommunications service providers. In certain cases the Company obtains collaterals from its customers, such as letters of credit and promissory notes.

3.	The Company entered into accounts receivables factoring agreements with number of financial institutions (“banks”). Under the terms of the agreement, the Company has the option to factor receivables, with the bank on a non-recourse basis, provided that the bank approves the receivable in advance. The company continues to be obligated in the event of the commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer.

As of December 2005 trade receivables in amount of $ 423 thousand were sold (December 31, 2004 – $ 2,779 thousand).

C.	Other Payables and Accrued Liabilities

Consists of the following:

	December 31
	2005	2004
	$ in thousands	$ in thousands

Employees and social benefits	3,382	3,270
Government authorities	1,068	53
Chief Scientist	900	737
Commissions payable	574	1,709
Verint Purchase agreement (see Note 18)	-	3,438
Product warranty liability (see Note 10G)	456	522
Other payables	1,055	833

	7,435	10,562

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 14	–	Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information

1.	The Company has only one segment, which is divided on geographical basis for presentation purpose.

2.	Information on sales by geographic distribution:

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Israel	1,033	852	1,095
Asia Pacific	817	1,117	2,234
North America	911	779	1,877
Europe	11,166	7,244	14,549
Central and Latin America	7,696	2,545	7,733
Rest of the World	1,528	68	1,369

	23,151	12,605	28,857

Revenues are attributed to geographic distribution based on the location of the customer.

3.	Sales to single customers exceeding 10% of sales :

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Customer A	2,341	2,793	6,929
Customer B	-	1,412	-
Customer C	-	1,316	-

	2,341	5,521	6,929

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 14	–	Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information (cont’d)

4.	Long-lived assets on a geographical basis :

	Israel	United States	Europe	Total
	$ in thousands

December 31, 2005	14,583	-	-	14,583
December 31, 2004	11,195	-	6	11,201
December 31, 2003	16,235	972	27	17,234

E.	Cost of revenues:

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Materials and components	3,257	2,757	10,319
Salaries, wages and employee benefits	3,681	4,174	4,931
Depreciation	164	115	278
Royalties to Chief Scientist (see Note 10B)	700	351	663
Other manufacturing and service costs	1,531	1,365	1,239

	9,333	8,762	17,430
Decrease in inventories	1,652	594	24
Inventory write off	-	915	-

	10,985	10,271	17,454

F.	Research and development costs, net:

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Expenses incurred	4,131	6,802	10,920
Less - grant participations	460	1,363	842

	3,671	5,439	10,078

G.	Selling and marketing expenses :

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Salaries and employee benefits	2,543	3,677	5,677
Agents' commissions	1,405	1,637	3,052
Advertising and exhibitions	218	186	216
Domestic and foreign travel	512	847	1,386
Other expenses	2,239	2,724	3,966

	6,917	9,071	14,297

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 14	–	Supplementary Financial Statement Information (cont’d)

H.	General and administrative expenses:

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Salaries and employee benefits	1,924	2,184	2,017
Doubtful debts	(589)	4,659	13,242
Other administrative and general expenses	2,764	1,657	1,715

	4,099	8,500	16,974

I.	Financial income and expenses:

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Financial expenses:
Interest and bank charges	390	153	277
Exchange rate differences (see Note 2(B))	58	114	123

	448	267	400

Financial income:
Interest, mainly on bank deposits and
marketable securities	1,923	578	417
Exchange rate differences (see Note 2(B))	19	127	175

	1,942	705	592

J.	Supplementary statement of operations information:

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Maintenance and repairs	801	1,160	995
Depreciation of property, plant and equipment	807	968	1,146
Taxes (other than income taxes)	99	169	149
Rent of premises	617	746	1,129

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 15	–	Balances in Currencies Other Than the U.S Dollar:

A.	Comprised of:

	December 31, 2005					December 31, 2004
	Israeli currency		Foreign currency			Israeli currency		Foreign currency
	Linked(*)	Unlinked	Euro	Pounds Sterling	Others	Linked(*)	Unlinked	Euro	Pounds Sterling	Others
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Assets
Trade receivables, net	-	638	1,342	211	-	-	101	2,513	2,594	1,620
Other current assets	-	1,522	114	114	-	265	1,389	350	26	-
Long-term other receivables	-	1,464	-	-	-	-	1,007	-	-	-

	-	3,624	1,456	325	-	265	2,497	2,863	2,620	1,620

Liabilities
Trade payables	-	1,627	4	13	5	-	2,009	4	-	-
Other current liabilities	1,063	3,233	33	32	-	-	3,005	185	85	-
Long-term liabilities	-	3,008	-	-	-	-	2,257	-	-	-

	1,063	7,868	37	45	5	-	7,271	189	85	-

(*) Linked to the Israeli CPI.

B.	Aggregate exchange rate gains for the years ended December 31, 2005, 2004 and 2003 are $ 123 thousand, $ 22 thousand and $ 116 thousand, respectively.

As stated in Note 2(B), exchange gains and losses are included in the same statement of operationsitems in which the related transactions are included.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 16	–	Disclosure Regarding Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current and non-current receivables, long-term marketable securities, accounts payable and accruals, and other long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital of the company is usually identical or close to their carrying value.

Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of amounts that could be realized in a current market exchange.

Cash and cash equivalents, current receivables, accounts payable and accruals and other long-term liabilities –

The carrying amounts approximate the fair value due to the short maturity of those instruments.

The fair value of long-term marketable securities also approximate the carrying value since it bear interest at rates closed to the prevailing market rates.

Note 17	–	Restructuring and Related Impairment Costs

In June 2004, as part of the Company’s Board of Directors’ decision to abandon certain products as well as overall cost reductions, the Company recorded $ 3,358 thousand in reorganization expenses associated with payroll expenses, disposal of fixed assets and rent contracts termination penalty expenses and others. The restructuring has been completed and excess accruals have been reversed.

In December 2005, the Company acquired Elron Telesoft Ltd. and Elron Telesoft Export Ltd. As a result of the acquisition the Company made certain restructuring charges as a result of redundancies.

The following table summarizes the net charges or reversals under the restructuring program:

	December 31 2005	December 31 2004	December 31 2003
	$ in thousands	$ in thousands	$ in thousands

Restructuring costs 2005	523	-	-
Restructuring income 2004	(163)	3,358	-

	360	3,358	-

The following table summarizes the components of restructuring costs:

	Year ended December 31, 2005
	Severance pay	Rent contracts	Others	Total
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

At the beginning of the year	98	37	387	522
Restructuring expenses	509	-	14	523
Reversal related to prior year plan	-	-	(163)	(163)
Paid	(98)	(37)	(224)	(359)

At the end of the year	509	-	14	523

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 18	–	Discontinuance of the Government Segment Operation

A.	On February 9, 2004, the Company sold the Government Surveillance Business to Verint Systems, an Israeli subsidiary of Verint Systems Inc., a US corporation (“Verint Systems”). The transaction was consummated on March 31, 2004.

Pursuant to the asset purchase agreement, Verint Systems purchased certain assets and assumed certain liabilities relating to the government surveillance business for $ 35 million in cash. The transferred assets included certain intellectual rights (as more fully described below), fixed assets, backlog contracts, agreements with subcontractors and suppliers, third-party software licenses and outstanding customer proposals. The assumed liabilities included employment-related liabilities in respect of Company’s employees who were hired by Verint Systems including retention bonuses, severance and compensation liabilities with respect to the termination of certain of Company’s officers, and an accrual for certain research and development and customization expenses. The Company has retained its existing government surveillance projects and warranty obligations and subcontracted the performance thereof to Verint Systems upon agreed terms.

As at December 31, 2005 there are no further obligations to Verint Systems.

B.	Set forth below are the results of operations of the discontinued operations:

	Year ended December 31
	2005	2004	2003
	$ in thousands	$ in thousands	$ in thousands

Revenues	-	73	12,399
Expenses	-	(12,371)	(17,266)
Other income*	-	24,558	-

Income (loss) of discontinued operations,
nil of tax	-	12,260	(4,867)

*	Gain from sale of government surveillance business.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 19	–	Recently Enacted Accounting Standards

SFAS 123R – Share-Based Payments

In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123R does not change the accounting guidance for share-based payment transaction with parties other than employees provided in SFAS 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, the Company is required to adopt SFAS 123R effective January 1, 2006. The Company will implement SFAS 123R using the modified prospective method starting January 1, 2006. Under this method, the Company will begin recognizing compensation cost for all new awards and for awards modified, repurchased or canceled after January 1, 2006. Furthermore, the Company will be required to recognize compensation cost for unvested options as of January 1, 2006 based on the grant date fair value of these awards, as previously calculated and reported for pro forma disclosure purposes. The Company expects stock-based compensation expense under SFAS 123R, related to stock-based awards issued through fiscal 2005, to be approximately $ 490 thousand, $ 475 thousand, $ 240 thousand and $ 65 thousand in fiscal 2006, 2007, 2008, and 2009, respectively. In addition, the Company expects to grant additional stock-based awards in future years which will result in additional stock-based compensation expense.

SFAS 151 – Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of Accounting Research Bulletin No. 43, Chapter 4” (“SFAS 151”). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management has not yet determined the impact, if any, the adoption of this standard will have on its financial position and results of operations.

ECtel Ltd. and subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2005

Note 19	–	Recently Enacted Accounting Standards (cont’d)

SFAS 153 - Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Bulletin (APB) Opinion No. 29, "Accounting for Nonmonetary Transaction”

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of Accounting Principles Bulletin (APB) Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in Opinion No. 29, however, included certain exception to that principle. SFAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary assets exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 in effective for fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The adoption of this statement is not expected to result in a material impact on the Company’s financial position and results of operations.

SFAS 154 – Accounting Changes and Errors Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Errors Corrections”(“SFAS 154). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, although it carries forward some of their provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets will be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have material impact on its financial position or result of operations.

SFAS 155 – Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140 and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis.

Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also:

—	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of statement 133;
—	Established a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
—	Clarified that concentrations of credit risk in the form of subordination are not embedded derivatives, and
—	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains a beneficial interest (that is itself a derivative financial instrument).

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact adoption of SFAS No. 155 is expected to have on its financial position and results of operations.

Note 20	–	Subsequent Events

On January 16, 2006, the Company changed the acquired companies’ names from Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd. to ECtel Telesoft Ltd. and ECtel Telesoft Export (98) Ltd., respectively.