Form 20-F
period 2006-12-31
ECTEL LTD
filed 2007-05-17
CIK 1096197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2006:
16,364,668 Ordinary Shares, nominal value NIS 0.04 per share

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

TABLE OF CONTENTS

PART I	1

Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2

Item 4.	Information on the Company	11
A.	History and Development of the Company	11
B.	Business Overview	11
C.	Organizational Structure	17
D.	Property, Plants and Equipment	18

Item 4A.	Unresolved Staff Comments	18
Item 5.	Operating and Financial Review and Prospects	18
A.	Operating Results	18
B.	Liquidity and Capital Resources	27
C.	Research and Development, Patents and Licenses	30
D.	Trend Information	31
E.	Off-Balance Sheet Arrangements	32
F.	Tabular Disclosure of Contractual Obligations	32

Item 6.	Directors, Senior Management and Employees	32
A.	Directors and Senior Management	32
B.	Compensation	34
C.	Board Practices	34
D.	Employees	37
E.	Share Ownership	37

Item 7.	Major Shareholders and Related Party Transactions	38
A.	Major Shareholders	38
B.	Related Party Transactions	40
C.	Interests of Expert and Counsel	40

Item 8.	Financial Information	40
A.	Consolidated Financial Statements and Other Financial Information	40
B.	Significant Changes	40

Item 9.	The Offer and Listing	41
A.	Offer and Listing Details	41
B.	Plan of Distribution	41
C.	Markets	41
D.	Selling Shareholders	41
E.	Dilution	41
F.	Expenses of the Issue	41

Item 10.	Additional Information	41
A.	Share Capital	41
B.	Memorandum and Articles of Association	42
C.	Material Contracts	46
D.	Exchange Controls	47
E.	Taxation	48
F.	Dividends and Paying Agents	55
G.	Statement by Experts	55
H.	Documents on Display	55
I.	SUBSIDIARY INFORMATION	55

Item 11.	Quantitative and Qualitative Disclosures about Market Risk	55
Item 12.	Description of Securities Other Than Equity Securities	56

PART II	57

PART III	58

Item 17.	Financial Statements	58
Item 18.	Financial Statements	58
Item 19.	Exhibits	58

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

        The selected consolidated balance sheet data as of December 31, 2006 and 2005 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and audited by Somekh Chaikin, Independent Registered Public Accountants, a member firm of KPMG International. Its report appears elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2004, 2003 and 2002 and the selected consolidated statements of operations data for the years ended December 31, 2003 and 2002 have been derived from our audited consolidated financial statements which are not included in this annual report. The following selected financial data should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the consolidated financial statements as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, the related notes and Somekh Chaikin’s report, appearing elsewhere in this annual report. Somekh Chaikin’s report refers to (a) a class action lawsuit that has been filed against the Company and (b) adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”. These data should not be construed as indicative of our future operating results or financial position.

        In March 2004, we sold our government surveillance business to Verint Systems pursuant to an asset purchase agreement, which is described below under Item 10.C “Additional Information–Material Agreements.” The results of operations of this business for each of the three years ended December 31, 2004 are reflected in our statements of operations in the line item called “income (loss) from discontinued operations,” and the assets and liabilities of this business as of December 31, 2003 are reflected in our balance sheet in separate line items, as well.

        In December, 2005, we acquired all of the outstanding shares of Elron Telesoft Ltd. (the name of which was later changed to ECtel Telesoft Ltd.) and Elron Telesoft Export Ltd. (the name of which was later changed to ECtel Telesoft Export (98) Ltd.), two sister companies held by Elron Electronic Industries Ltd., which we refer to collectively as Telesoft. The effect of this acquisition is reflected in our consolidated balance sheet as at December 31, 2005.

	Year ended December 31,
	2006	2005	2004	2003	2002
	($ in thousands, except share and per share data)

Statements of Operations Data:

Revenues	28,802	23,151	12,605	28,857	52,426
Cost of revenues	13,634	10,985	10,271	17,454	22,364

Gross profit	15,168	12,166	2,334	11,403	30,062
Research and development costs, net	4,277	3,622	5,390	10,030	9,059
Selling and marketing expenses	9,502	6,917	9,071	14,297	13,687
General and administrative expenses	3,812	4,099	8,500	16,974	8,903
Amortization of acquisition-related intangible assets	466	49	49	48	93
Restructuring and related impairment costs	-	360	3,358	-	-
Acquisition-related expenses	640	-	-	-	-
Goodwill impairment	-	-	2,186	6,019	-

Total operating expenses	18,697	15,047	28,554	47,368	31,742

Operating loss	(3,529)	(2,881)	(26,220)	(35,965)	(1,680)
Financial income, net	1,233	1,494	438	192	269
Other income (expenses), net	-	-	(3)	3	(13)

Loss from continuing operations before taxes on income	(2,296)	(1,387)	(25,785)	(35,770)	(1,424)
Income tax (expense) benefit	(4)	20	30	(38)	29

Net loss from continuing operations before cumulative effect of change in accounting principles	(2,300)	(1,367)	(25,755)	(35,808)	(1,395)
Income (loss) from discontinued operations	-	-	12,260	(4,867)	18,715

Net (loss) income for the year	(2,300)	(1,367)	(13,495)	(40,675)	17,320

Earnings (loss) per ordinary share
Basic earnings (loss) per ordinary share:
Continuing operations	(0.13)	(0.08)	(1.42)	(1.99)	(0.08)
Discontinued operations	-	-	0.68	(0.27)	1.05

	(0.13)	(0.08)	(0.74)	(2.26)	0.97

Weighted average number of shares outstanding	17,747,699	18,159,277	18,112,216	17,967,082	17,802,492
Diluted earnings (loss) per ordinary share:
Continuing operations	(0.13)	(0.08)	(1.42)	(1.99)	(0.08)
Discontinued operations	-	-	0.68	(0.27)	1.01

	(0.13)	(0.08)	(0.74)	(2.26)	0.93

Weighted average number of shares outstanding	17,747,699	18,159,277	18,112,216	17,967,082	18,551,836

	December 31,
	2006	2005	2004	2003	2002
	($ in thousands)

Balance Sheet Data:

Cash and cash equivalents	14,411	24,860	34,436	27,964	52,786
Working capital	25,603	35,937	41,986	52,961	88,600
Assets, net - held for sale	-	-	-	1,602	-
Total assets	65,524	78,023	81,751	101,507	151,868
Due to (from) related parties, net	(335)	19	(225)	614	284
Shareholders' equity	49,957	61,368	62,689	76,023	116,529

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

        We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Our Industry

The market for our products is highly competitive. Because some of our competitors have much greater resources than we have or have a lower cost structure than us, it may be difficult for us to achieve and maintain profitability. We may also face competition from our customers.

        Competition in our industry is intense, and we expect it to continue. To compete effectively, we have, at times, been required to grant substantial discounts on our products, especially as some of our competitors utilize aggressive pricing strategies. Lower prices and the loss of sales to our competitors would reduce our ability to generate revenue, which would harm our business.

        Some of the companies that compete with us have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, marketing, public relations, sales, distribution and other resources. Some of our competitors and potential competitors are among the largest and most capitalized software and hardware companies in the world. Also, some of our competitors have located their research and development facilities in countries where labor costs for engineers and other experienced personnel are far lower than in Israel, where our research and development facilities are located. This has increased the pressure to reduce pricing on our products.

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

        A substantial portion of our revenue has come from relatively large purchases by a small number of customers. Sales to our top ten customers accounted for 59.24% of our revenues in 2006, with sales to three customers in Eastern Europe accounting for 28.9% of our revenues one of which accounted for 16.0% of our revenues. Sales to our top ten customers accounted for 59.1% of our revenues in 2005, with sales to three customers in Eastern Europe accounting for 26.0% of our revenues, one of which accounted for 10.1% of our revenues, and sales to a customer in Latin America accounting for 16.6% of our revenues. We expect to continue to depend on sales to a small number of customers. However, we do not have long-term commitments from any of our top customers to purchase any specific quantities of products. We expect that our largest customers will vary from period to period. If we lose one or more large customers and fail to add new customers our results of operations could be seriously harmed. For example, our revenues for the first quarter of 2007 declined and we did not meet our internal plans due in part to slower than anticipated orders, mainly from countries within the Former Soviet Union carried out through our exclusive reseller in said region as well as a delay in a large order from a long-standing European customers.

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

        In recent years we have experienced, and may continue to experience, significant fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations. Factors which have contributed and may in the future contribute to fluctuations in our results of operations include:

—	general economic conditions;
—	the capital spending patterns of our customers ;
—	the size and timing of orders, including order deferrals, and subsequent shipments;
—	market acceptance of new products;
—	the timing of our product introductions or enhancements or that of our competitors or providers of complementary products;
—	the percentage of sales for which we pay sales commissions;
—	disruptions in our sources of supply; and
—	increasing delays between the receipt of awards and the formal issuances of purchase orders.

        The results of past periods should not be relied upon as an indication of our future performance. It is likely that in some future periods, our operating results may be below our expectations, or the expectations of public market analysts or investors, which may cause our share price to drop.

We have entered into a distribution agreement with ECI Telecom Ltd. (“ECI”) under which we appointed ECI as our exclusive distributor in significant portions of the Former Soviet Union, which are important markets for us. Accordingly, we are presently dependent upon ECI for the achievement of sales in those markets.

        In June 2005 we entered into a distribution agreement with ECI under which we appointed ECI as our exclusive distributor in the Russian Federation, Ukraine and Kazakhstan, territories from which we expect, in the aggregate, to derive a significant portion of our revenues in the near future. In 2006 we derived a significant portion of our revenues from sales achieved through ECI in these territories. The agreement is subject to termination by either party upon three months’ notice. In addition, either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party. If ECI were to terminate this agreement or if it does not succeed in obtaining orders for our products and services, for whatever reason, our business and results of operations may be seriously harmed. For example, our revenues for the first quarter of 2007 declined and we did not meet our internal plans due in part to slower than anticipated orders, mainly from countries within the Former Soviet Union carried out through our exclusive reseller in said region.

We maintain significant cooperation with distribution channels for the sale of our products and services. If our relationship with these distribution channels is for any reason impaired, our business and results of operations may suffer.

        We have agreements in place with distributors and system integrators to market and sell our products and services in addition to our direct sales force. We derive about one half of our revenues from these distribution and system integrators channels. When a sale is directed through a distribution channel and not directly by us, if the sales efforts of these channels are not successful, we may lose sales opportunities, customers and market share. In addition, there can be no assurance that our channel partners will not develop or market products or services in competition with us in the future. Furthermore, our financial results may be affected if our contracts with distribution channels were terminated, if our relationship with channel partners was to deteriorate or if the financial condition of our channel partners was to weaken.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not be effective in integrating our acquisitions or succeed in making additional acquisitions.

        As part of our growth strategy, we may pursue mergers and acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business. For example, in the fourth quarter of 2005 we acquired two sister companies engaged in the development and marketing of Revenue Assurance solutions. Also, during 2006 we carried out a due-diligence process for a potential acquisition opportunity. Eventually, we decided not to complete the acquisition.

        The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product may absorb significant management attention and involves large expenditure of funds that would otherwise be available for the ongoing development of our business. In addition, the process of integrating an acquired company’s business into our operations and/or of investing in new technologies may result in unforeseen operating difficulties and large expenditures. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities as part of the consideration for such acquisitions or investments, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. In addition, we have limited experience with respect to operating acquired businesses. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. If the operation of the business of any future acquisitions disrupts our operations, our business may suffer.

Consolidation of competitors may adversely affect our sales and operating results.

        In recent years, our industry has experienced consolidation of solution providers, including consolidation of some of our direct competitors. This may result in the creation of one or more competitors possessing more significant market share than we possess. Competing vendors who dominate the market or have a significantly larger market share can adversely affect our business and operating results as operators may prefer to transact with these consolidated solution providers for various reasons such as their larger customers base and references sites, a larger sales, marketing and support organizations, and their ability to educate and influence the market.

Developments affecting telecommunication service providers, such as mergers, can adversely affect us.

        Developments in the telecommunications industry, such as the impact of general global economic conditions, continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced the high growth rates that the telecommunications industry had previously experienced, and have caused the market value, financial results and prospects, and capital spending levels of many telecommunications companies to decline or degrade. In recent years, the telecommunications industry has experienced significant financial pressures that have caused many in the industry to cut expenses and limit investment in capital-intensive projects and have led to numerous restructurings and bankruptcies. Recent telecommunications company mergers may have a material adverse effect on our results of operations, as existing or potential customers may be purchased or two customers may combine operations in a manner that results in a decline in repeat sales by us, reduces the number of licenses we can sell to the combined entity or cause us to have to repeat significant pre-sale efforts in respect of one or more of the merger parties.

Implementation of new technologies by telecom carriers may result in a decline in demand for our products.

        New technologies, such as VoIP, are facilitating the use of cheaper communications media and new and reduced pricing schemes which are not entirely based on usage level and records, such as flat rates, by some telecom operators. Such operators may be less inclined to invest in high-end solutions like ours, which by their nature monitor the usage records. Moreover, since these technologies enable service providers to offer relatively low calling rates to subscribers, this may reduce the incentive to commit telecom fraud. This, in turn, would reduce the need among service providers to constantly monitor revenue related processes and thereby reduce the demand for anti-fraud and revenue assurance solutions like ours. This trend may harm our revenues and results of operation.

Many of our customers require a lengthy, detailed and comprehensive evaluation process before they order our products. Our sales process has been subject to delays that have significantly decreased our revenues and which could result in the eventual cancellations of some sale opportunities.

        We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation and purchase process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our products, and decisions are subject to additional levels of internal review. As a result, the evaluation process has significantly lengthened. This evaluation process generally takes between six and 18 months. The following factors, among others, affect the length of the approval process:

—	the time involved for our customers to determine and announce their specifications;
—	the time required for our customers to process approvals for purchasing decisions;
—	the complexity of the products involved;
—	the technological priorities and budgets of our customers; and
—	the need for our customers to obtain or comply with any required regulatory approvals.

        If customers continue to subject our products to lengthy evaluation processes, continue to delay project approval, delays lengthen further, or if such continued delays result in the eventual cancellation of any sale opportunities, it could harm our business and results of operations.

Increased expense levels will harm our business if our revenues do not grow.

        Our revenues for 2006 were $28.8 million, compared to $23.2 million for 2005. Our net operating loss for 2006 was $3.5 million, compared with a net operating loss of $2.9 million for 2005. The increase in our operating loss in 2006 was mostly due to non-recurring repayment of royalties to the Office of Chief Scientist and expenses for a due-diligence process of potential acquisition. Our operating loss in 2006 was also affected by the significant amount of compensation expense we recorded due to the impact of a new accounting rule that required expensing of share-based awards – SFAS 123 (R) “Share-based payment”. We expect costs relating to share-based compensation to continue to have an adverse impact on our results of operations.

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

        We utilize single suppliers for some of our product components, including critical components needed for some of our products. We cannot control the delivery schedule for these components. In the event that any of these suppliers are unable to meet our requirements, or fail to do so in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. Any disruption, or any other interruption of a supplier’s ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, as suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that cannot be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition. We cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production and in availability of spare parts.

        ECI, our supplier of critical hardware components for our legacy probing devices, stopped manufacturing some of these components as of August 2006. Accordingly, we contracted with an alternative supplier for the performance of manufacturing services instead of ECI in relation to these components. We are currently in the process of developing prototypes for the components with the new supplier and will enter into serial production only after successful completion of this process. If we are unable to satisfactorily complete the creation of a suitable prototype and enter into serial production, or if the alternative supplier becomes unable or unwilling to provide these components at some point in the future, we may experience substantial delays in the manufacturing of certain of our products and our business may suffer. In addition, we may be required, in the future, to pay the alternative supplier higher prices for these components than the prices ECI charged.

        In addition, in connection with our sale to Verint Systems of our government surveillance business, we agreed to supply some of these components to Verint Systems for a period of seven years. Any problems with our supplier that cause us to breach our obligations to Verint Systems, which problems may not be under our control, could expose us to claims by Verint Systems. Such claims could materially harm our financial condition.

We depend upon subcontracted outsourcers for the performance of certain of our European professional services and operations. The failure of these outsourcers to meet our quality or performance requirements may have a material adverse effect on our business, results of operations and financial condition.

        We have outsourced a portion of our professional services and operations in Europe to a subcontractor in Bulgaria. We believe that our future success will depend in part on our ability to continue, expand and manage the use of outsourced subcontracting resources in these and other respects. There are certain risks entailed in these practices, including but not limited to: the continued availability of these resources is not assured; the potential for migration of some expertise to a contractor outside of our organization; and our policies relating to protection of intellectual property rights may be harder or not possible to institute, manage or enforce in a subcontractor organization. In addition, as Bulgaria joined the European Market on January 1, 2007, it is likely that the cost of our Bulgarian outsourced operations would increase over time, as was the case with other countries joining the European Market.

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

        Our success and ability to compete depend in large part upon our protection of our proprietary technology, including both software and hardware components of our products. We currently rely on a combination of patents, trade secret and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We have several registered patents and trademarks as well as patent and trademark applications covering some of our technology and are in the process of preparing and filing additional patent and trademark applications. We cannot assure you that any of these applications will be granted. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws. Moreover, competitors and potential competitors may attempt to copy or reverse engineering aspects of our product line or to obtain and use information that we regard as proprietary. If we are unable to maintain the security of our proprietary technology for these or any other reasons, our business may suffer.

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

        Our business and future growth and success largely depend on the managerial and technical skills of members of our management. If one or more of the members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected.

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

        In December 2005, we acquired all the shares of Telesoft and agreed to assume all of the liabilities of Telesoft at the time of the acquisition. These liabilities might result in us having to make cash payments. In addition, if such liabilities exceed the liabilities we are aware of and have provided for in our financial statements or if there are liabilities that we were not aware of at the time of the acquisition and for which we are not indemnified, this could have an adverse affect on our financial condition and results of operations.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

        U.S. holders of our ordinary shares face income tax risks. We believe that we were not a passive foreign investment company, commonly referred to as PFIC, for 2006. There is a substantial risk that we may be classified as PFIC in 2004 and 2005 as a result of our substantial cash position and the performance of our ordinary shares during those taxable years. If we would be classified as a PFIC for the years 2004 or 2005, U.S. holders who acquired or held our ordinary shares during those taxable years will be subject to the PFIC rules as described in “Item 10 Additional Information – U.S. Federal Income Tax Considerations”, regardless of whether we were a PFIC for 2006 or not. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. We would be classified as a PFIC, if the asset test described above was applied on the basis of our market capitalization. There is a possibility that the application of the asset test based on an alternative valuation of our total assets would also result in our being classified as a PFIC. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States Holders should carefully read “Taxation – United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

        Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council has created and may further create additional unrest and uncertainty. In addition, the recent armed conflict with Hezbollah negatively affected business conditions in Israel. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

        We can give no assurance that security and political conditions will have no impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. While we did not sustain damages from the recent conflict with Hezbollah referred to above, the operations of manufacturers or other suppliers that are located in northern Israel, are within range of Hezbollah missiles and may sustain damages in any future missile attack, which could adversely affect our operations.

        In addition, our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business.

Because most of our revenues are generated in U.S. dollars but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by inflation and currency fluctuations.

        Currently our revenues are denominated primarily in U.S. dollars. Accordingly, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. An increasing portion of our revenues is now denominated in Euros, and in the future additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.

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

        Our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The tax benefits to which we are currently entitled from the Investment Center of the Israeli Ministry of Industry, Trade and Labor require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

        We are entitled to tax benefits under Israeli law for capital investments that are designated as approved enterprises. To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. From time to time, we submit requests for expansion of our approved enterprise programs or for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. In addition, if we fail for any reason to meet the conditions of an approved investment program, our future tax benefits under the Israeli law for capital investments will be materially reduced. In light of our carry loss forward, we are currently not in a taxable position.

        We received an approval in principle from the Investment Center with respect to the sale of our government surveillance business to Verint Systems in March 2004. If the Investment Center declines, for any reason, to grant us the final approval, our tax benefits under Israeli law will be materially reduced, see “Item 10 Additional Information – Israeli Taxation”. The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

Because we received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions, and certain of our large shareholders are required to undertake to observe such restrictions.

        We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor, or the Office of the Chief Scientist (OCS), for research and development programs that meet specified criteria. According to Israeli law, any products developed with grants from the OCS are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay such grants at a quicker rate. Furthermore, the transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than 10% of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval.

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

        The Israeli Companies Law – 1999 includes restrictions on mergers, such as special voting requirements, the ability of creditors to seek court intervention to delay or prevent a merger and mandatory waiting periods. In addition, under certain circumstances, the Companies Law requires that acquisitions be performed via tender offer. For more information, see “Item 10B – Memorandum and Articles of Association – Mergers and Acquisitions Under Israeli Law.”

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

        The Company filed a motion to dismiss the class action complaint. At a hearing on this motion held on July 17, 2006, the Court granted our motion to dismiss the class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the class action complaint. We responded by requesting that the Court deny the motion to amend. On March 6, 2007 the Court denied the plaintiff’s motion to further amend the class-action. Plaintiff notified us of their intention to appeal the lower’s Court’s ruling. The Court of Appeal for the Fourth Circuit issued a briefing schedule for the appeal. However, the parties have agreed to file a motion to postpone the appeal schedule pending the decision of the United States Supreme Court in a case entitled Tellabs, Inc. v. Makor Issues & Rights, Ltd., which is expected in June or July 2007. The issue to be decided in the Tellabs case is arguably relevant to the instant case.

        Litigation of this sort could result in significant costs and a diversion of management’s attention and resources.

Our stock price has decreased significantly in the past and could continue to fluctuate significantly in the future.

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since the first quarter of 2003. Recently, following an announcement that our 2007 first quarter revenues were lower than our internal work plan, our share price decreased significantly. Other than the above mentioned recent decline, our share price increased during the last year. Numerous factors, many of which are beyond our control, have caused and may continue to cause the market price of our ordinary shares to fluctuate significantly, such as:

—	shortfalls in our operating results from levels forecast by securities analysts and by us;
—	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;
—	announcements concerning us, our affiliates, or our competitors;
—	the introduction of new telecommunications services;
—	changes in pricing policies by us or our competitors;
—	failure to successfully execute our growth strategy through the acquisition of other businesses;
—	market conditions in our industry and the global economy in general; and
—	the general state of the securities market (particularly the technology sector).

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

        ECtel Ltd. is our legal and commercial name. Until April 1998, we operated under the name ECI Telesystems Ltd. We were incorporated as a wholly-owned subsidiary of ECI Telecom Ltd. on April 4, 1990, under the laws of the State of Israel. Our principal executive offices are located at 10 Ha’amal Street, Rosh Ha’ayin, Israel and our telephone number is (972-3) 900-2115. Our agent in the United States, ECtel Inc., is located at 8211 W. Broward Blvd., Suite 460, Fort Lauderdale, FL.

        On December, 29, 2005, we acquired all of the outstanding shares of Telesoft. Telesoft is engaged in the development and marketing of software solutions for the management of large communications and internet networks, including its Revenue Assurance solution for telecommunication services providers, which effectively complements our Integrated Revenue Management solution. We believe that the acquisition of Telesoft has allowed us to provide telecommunications service providers with a flexible solution that addresses all of their revenue assurance needs.

Principal Capital Expenditures

        Our principal capital expenditures in the past three years (aside from the acquisition of Telesoft) have been the purchase of equipment and other fixed assets used in our business (mainly in Israel). Also, during 2005 we acquired Telesoft. The aggregate purchase price was $2.5 million, consisting of $2.1 million in cash paid to Elron Electronic Industries Ltd., as the seller, at the closing and $0.4 million in direct transaction costs consisting primarily of professional fees.

        Capital equipment purchases totaled approximately $0.5 million in 2006, approximately $0.6 million in 2005, and approximately $0.9 million in 2004. Our capital expenditures in 2006 were primarily for the procurement of test and production equipment computers. We use internal working capital to finance these capital expenditures.

B.	Business Overview

General

        We develop and market our Integrated Revenue Management®, or IRM®, solutions. IRM enables communications service providers to deploy, execute, and oversee multiple revenue management programs, such as our fraud prevention and revenue assurance products, on the same platform. As a result, communications service providers moving towards integrating all existing and future revenue management programs can, initially, implement any part of the IRM, while gradually migrating to a comprehensive IRM™ solution. Our solutions equip telecommunications service providers with comprehensive data gathering, monitoring, control and analysis capabilities to improve their operational efficiency and profitability by:

—	detecting and preventing fraud;
—	monitoring and controlling revenue related processes;
—	detecting revenue leakage, (i.e. failure of a telecommunications service provider to correctly and fully bill and collect revenues for services provided by it), as part of a revenue assurance process, including leakage of billing events;
—	helping to settle interconnect disputes between operators.

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

        Development of Value-Added Services. Greater competition and advances in technology have led service providers to seek to differentiate themselves by offering advanced, value-added services. The increased connectivity to the Internet is making Internet-based communications, such as multimedia content, including video and audio, and e-commerce services, an integral part of these value-added services. Service providers are also expanding the range of wireless services to include data services such as e-mail, Short Message Service (SMS) and limited Internet access. Furthermore, the emerging third generation wireless (3G) technology enables the wireless provisioning of an even broader range of services, including full Internet access, downloading music and video, video conferencing and mobile banking, trading and online games.

        Increased Focus on Operational Improvements and Revenue Assurance. Due to competitive industry conditions, service providers have often been forced to lower the prices they charge for value added services. In turn, lower prices have resulted in lower profit margins for the service providers with respect to these value-added services. Operators seeking greater profitability per subscriber are looking internally to improve business efficiency to ensure that they capture as much of the revenues associated with these value added services as possible. In addition, the recent increase in regulatory scrutiny by US security laws and other countries’ regulation serve as an incentive for our potential customers to implement advanced revenue assurance systems, thereby improving the quality of their internal controls.

        On the other hand, new technologies, such as VoIP, are facilitating the use of cheaper communications media and new and reduced pricing schemes which are not entirely based on usage level and records, such as flat rates, by some telecom operators. Such operators may be less inclined to invest in high-end solutions like ours, which by their nature monitor the usage records. Moreover, since these technologies enable service providers to offer relatively low calling rates to subscribers, this may reduce the incentive to commit telecom fraud. This, in turn, may reduce the need among service providers to constantly monitor revenue related processes and thereby reduce the demand for anti-fraud and revenue assurance solutions like ours.

        Service Provider Challenges

        As service providers increase their focus on fraud prevention and revenue assurance, they face challenges in the following areas:

        Fraud and Revenue Leakage Prevention. Fraud and revenue leakage typically represent a significant loss of revenues for service providers. We believe that there are several significant reasons telecommunications service providers invest in fraud and revenue leakage prevention:

—	The complexities of telecommunications networks, and the large number of interconnected billing systems, operations support systems (OSS) and business support systems, present an environment in which failures and errors of such networks and systems, their interconnectivity or the lack of such interconnectivity, as well as human errors, are likely to occur. Such failures might affect the revenues and the profitability of the service providers. Operators are seeking solutions such as ours to monitor and supervise their revenue-affecting processes in order to minimize the effect of such failures and errors;

—	Product improvements, increased maturity of the revenue assurance market, and market education by independent software vendors and consultants, is increasing the willingness of operators to shift some of their investments in outsourced revenue assurance services towards internally-deployed revenue assurance software products;

—	The current competitive business environment in the communications markets drives operators to increase their focus on profitability per customer in addition to number of customers and average revenue per customer. Operators must therefore look internally to improve execution and internal operations, such as with respect to fraud and revenue leakage prevention;

—	Immature systems, products, and processes that result from adoption of emerging technologies, such as Next Generation, VoIP, and 3G, and innovative services, including high value transactions such as on-line banking, mobile commerce, and content, as well as from the integration of operators’ systems after mergers and consolidations among operators and internal changes in operators’ organizational structure, increase vulnerability to errors, faults, leakage and fraud; and

—	In some countries, “pirate” services providers have begun providing international voice service on data lines which they lease from the network operator. These leased data lines are generally not permitted by various laws governing data and voice traffic in these countries to carry voice traffic. By using these data lines, the pirate providers bypass the high international toll tariffs that traditional service providers are required to pay when providing international voice service. As a result, the pirate providers can charge less to customers than traditional service providers can, which in turns results in the loss of customers by traditional service providers.

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

The ECtel Solution

        We develop and market our Integrated Revenue Management®, (or IRM®), framework. IRM enables communications service providers of both wireline, wireless, IP and converged networks to deploy, execute, and oversee multiple revenue management products such as our fraud prevention and revenue assurance products, on the same platform. As a result, communications service providers moving towards integrating all existing and future revenue management programs can, initially, implement any part of the IRM, while gradually migrating to comprehensive IRM solutions. Our products consist of proprietary software and hardware components, as well as off-the-shelf hardware and software components.

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

Business Strategy

        Our objective is to be a leading provider of integrated revenue management solutions worldwide. Currently our IRM® suite of integrated revenue management solutions includes fraud prevention solutions and revenue assurance solutions. The following are key elements of our strategy:

—	Offer Comprehensive Fraud Prevention and Revenue Assurance Solutions within our IRM suite. We offer our service provider customers comprehensive fraud prevention and revenue assurance solutions to meet their fraud prevention and revenue assurance needs. We also seek to regularly add new functionality and applications to our products to enable our customers to meet the full range of fraud prevention and revenue assurance challenges that exist in converged networks. We continually seek to adapt our existing fraud prevention and revenue assurance solutions to be compatible with emerging technologies and services.

—	Pursue Organic and Non-Organic Growth. We plan to grow our business by increasing our installed base of customers and by offering additional solutions to telecom operators in fields related to our current business. By doing so, we will be able to leverage our sales channels and customers base for the sale of additional solutions. In order to execute such growth plan we pursue Mergers & Acquisitions with other suppliers. We consider acquisition of companies that provide us with additional products, with complementary sales channels and customers, and that will increase the overall shareholder value.

—	Maintain and Enhance Our Technological Leadership. We believe that our technology platform provides us with a competitive advantage in developing revenue assurance solutions to meet the rapidly changing needs of service providers. We have invested significant resources over the years in both internal development and selective acquisitions. We intend to continue to invest in our technology, through internal development and selective acquisitions, to maintain our position as a technological leader in revenue assurance solutions.

—	Focus on Leading Worldwide Service Providers. We focus our marketing efforts on leading worldwide service providers of wireline, wireless and next-generation communication services, many of whom have global affiliations. We have sold our solutions to many of the world’s largest telecommunications service providers, including Hutchison H3G, O2, Portugal Telecom, MCI, Telenor (Vodafone Sweden), Kyivstar, Qwest Communications International, Swisscom, the Telefonica Group, Serbia Telecom and Rostelecom. We believe that sales to market leaders will assist our marketing efforts to establish our brand name and industry position.

—	Maintain Direct and Interactive Relationships With Our Customers. We work closely with our existing customers, both to support the solutions already sold to them, and to provide additional products through cross sales and professional services to help them refine and upgrade their solutions. This enables us to market complementary products to our customers to meet their changing needs and to stay abreast of the evolving needs of the marketplace.

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

        During 2006 we launched a new version of our fraud prevention solution, FraudView 8. This new release features an array of fraud detection and prevention technologies, enabling large amount of anti-fraud checks and controls for the protection of operators’ business. In addition, it enables and facilitates a subscriber-centric fraud management process, in which a fraud analyst can evaluate the behavior of its subscriber’s by reviewing information obtained from various sources, which was consolidated and analyzed by the FraudView® system.

        Revenue Assurance Solutions

        Our revenue assurance solutions enable wireline, wireless, and next-generation communications service providers (CSPs) to implement automated revenue assurance processes which facilitate auditing the accuracy of billing processes, including revenue leakage detection, help settling of interconnect disputes between operators, monitor network usage and provide traffic trend reports. Our solution gathers information such as call and customer details as well as trends and balances from several sources, and compares the information in order to discover discrepancies and generate Key Performance Indicators (KPIs), which are metrics that help the user quantify the level of leakage and level of performance of a certain revenue-related process. Each user can build, revise and add KPIs according to its organizational needs. Through its top-down viewing approach, it empowers users to locate risk points, validate revenue assurance processes, prioritize repair actions and fix leakages. Our RAP™ product is an automated revenue assurance product that facilitates cost-effective assurance of revenues and processes.

        Integrated Revenue Management (IRM) Platform for both Solutions

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

Sales and Marketing

        As of March 31, 2007, our direct sales force and marketing staff consisted of 26 employees worldwide. We market our fraud prevention and revenue assurance solutions to service providers worldwide, through a direct sales force, as well as indirect. Our sales staff operates out of our offices in Israel and the United States. In addition, we engage local sales representatives, distributors and sales consultants worldwide. In some territories, we engage full time sales consultants for management of sales activities in those territories.

        Sales of our fraud prevention and revenue assurance solutions are made predominantly to large service providers and involve lengthy evaluation processes before the customers issue purchase orders. Because the purchase of our products is a relatively significant capital expenditure, prospective customers generally commit substantial resources to an evaluation of our solutions and require us to expend significant time, effort and money educating them about the value of our solutions. This sales cycle for our solutions is an average of between 6 and 18 months. Our primary marketing activities include raising awareness among existing and potential customers of the benefits provided by the features of our products. We utilize the sales and marketing services of local sales representatives for such activities. We also participate in exhibitions and industry trade shows in an effort to promote our products.

Customers

        Our customers are communications service providers, of both fixed and wireless services. We have recently sold our solutions to leading CSPs worldwide, including the following:

Rostelecom	Kyivstar
Telefonica Group	Serbia Telecom
02	T-Com Croatia
Cellcom	Namibia Telecom
Embratel	Portugal Telecom
Hutchison H3G

        In 2006, our top ten customers accounted for 59.24% of our revenues, with sales to three customers in Eastern Europe accounting for 28.9% of our revenues, one of which accounted for 16.0% of our revenues. In 2005, our top ten customers accounted for 59.1% of our revenues, with sales to three customers in Eastern Europe accounting for 26.0% of our revenues, one of which accounted for 10.1% of our revenues, and sales to three customers in Latin America accounting for 16.6% of our revenues.

        The following table shows a breakdown of our revenues by geographical region during 2006, 2005 and 2004 ($ in thousands):

	2006	2005	2004

Europe	16,341	11,166	7,244
Americas	6,303	8,607	3,324
Middle East and Africa	4,152	2,561	920
Asia Pacific and others	2,006	817	1,117

	28,802	23,151	12,605

PSO (Professional Services Organization)

        In the summer of 2004, we formed a professional services organization (PSO). This organization consists of technical personnel possessing an in-depth understanding of customers’ business environments. The PSO provides to our customers comprehensive technical services, including consulting services, project management, training and on-going support, thereby maximizing the value of our Integrated Revenue Management solution to our customers. In addition, we have outsourced a portion of our technical services and activities in Europe to a subcontractor in Bulgaria.

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

        Following the establishment of our PSO in 2004, we have increased our revenues from maintenance and support. This, we believe, is mainly attributable to our increased emphasis on customer satisfaction.

        Our products are generally sold with a warranty for repairs of hardware and software defects and malfunctions, the term of which is usually one year after acceptance of the system. Post-warranty support and maintenance services are made available to customers on a contractual basis for an additional charge. The maintenance agreements generally provide for remote support and maintenance as well as updates to correct minor bugs or errors in the software. Upgrades and enhancements to the software may be purchased as part of the support and maintenance services for additional consideration and subject to additional specific terms.

Manufacturing

        We purchase some hardware, such as servers and storage devices, from third party vendors such as IBM and Hewlett Packard. Our manufacturing operations consist primarily of integration, final assembly and testing, involving the application of extensive testing and quality control procedures to materials, modules, subassemblies and systems. ECI, our supplier of modules and components for our legacy probing devices, stopped manufacturing some of these components as of August 2006. Accordingly, we contracted with an alternate supplier for the manufacture of these components.

        We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development and manufacturing departments. Our primary manufacturing and research and development facilities have received certification of Quality Standard ISO 9001:2000. ISO 9001:2000 is an international standard of quality assurance for companies involved in the design, development, manufacturing, service and installation of telecommunication products and systems. This standard was established by the International Organization for Standardization (ISO), an international federation of national standards bodies. To be recommended for ISO 9001:2000 certification, a company must be audited by an ISO-accredited auditing company and must meet or surpass the ISO standards. We believe that our customers value the process, control and traceability, for which we have been awarded ISO 9001:2000 certification.

Research and Development

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of March 31, 2007, 37 of our employees were engaged primarily in product development activities. We expect that we will continue to commit substantial resources to product development in the future.

        As a recipient of grants from the OCS, we are obligated to perform, in Israel, all development activities related to products under these grants, unless we receive an exemption. Know-how from the research and development used to produce these products may not be transferred to third parties without the approval of the OCS. Approval is not required for the export of any products resulting from the research and development based on these grants. Also, during the fourth quarter of 2006, we committed to repay in full all the grants related to programs connected to our FraudView® solution. For further information regarding the OCS of the Israeli Ministry of Industry, Trade and Labor, see “Item 5C – Research and Development, Patents and Licenses – Grants from the OCS.”

Competition

        The telecommunications industry is characterized by intense competition. Companies that compete with us may have greater name recognition, longer operating histories, lower cost structure, extensive presence in a specific territory, larger customer bases or significantly greater financial, marketing, public relations, sales, distribution and other resources. Some of our competitors and potential competitors are among the largest and most well capitalized software and hardware companies in the world.

        We also face competition from our customers, and we expect this trend to continue in the future. Some of our customers are developing their own solutions internally or through strategic alliances.

        Our main competitors in the fraud prevention and revenue assurance markets are Subex-Azure Limited, Hewlett-Packard, Cape Technologies Limited, WeDo Consulting, FairIsaac Corp., Martin Dawes Systems and Neural Technologies Limited.

        In recent years, our industry has experienced consolidation of solution providers, including consolidation of some of our direct competitors. This may result in the creation of one or more competitors possessing more significant market share than we possess. We believe that the principal competitive factors in the markets in which we compete are product functionality, the ability to provide effective and comprehensive solutions, recommendations and references of other customers, pricing, timely introduction of new products, especially products of next generation networks, and responsive customer support.

Intellectual Property and Proprietary Rights

        The telecommunications industry is characterized to a great extent by its reliance on proprietary technology. We believe that we own or have the license to use the technologies used in our products. We depend on a combination of technical innovations, trade secrets, and non-disclosure agreements for the protection of this technology. Also, we are filing patent applications to protect our technology and trademark applications to register our trademarks. We have nine registered patents, of which 6 were granted in 2006, and 2 pending patent applications. Various trademarks of ours have already been registered in certain countries.

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

        Our registered trademarks include QUALIVIEW, FRAUDVIEW, TRP, VOICEMATE, QUALINET, QUALIPHONE, QUALIWEB, QUALICELL, SS7COUNTER, CASHVIEW, IC-GUARD, PROFEDGE, NETRACE, I-PROBE, SIGVIEW, X-ELLENCE, X-PERTVIEW, INTERPROBE, NGN FRAUDVIEW, HAWKEYE, QUALIVOIP, QUALIMOBILE, PRE-VIEW, VALUEROUTE, BILLGUARD, FLOWGUARD, SERVGUARD, INTEGRATED REVENUE MANAGEMENT and IRM.

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

        Prior to May 10, 2004, ECI held of record 10,490,325, or approximately 57.9%, of our outstanding ordinary shares. On May 10, 2004 ECI distributed 7,600,000 ordinary shares to its shareholders and as a result, ECI held 2,890,325, or 15.9%, of our outstanding ordinary shares. On June 28, 2006 ECI distributed its remaining shares of ECtel as dividend to its shareholders. As a result, ECI is no longer a shareholder of ECtel.

        As of March 31, 2007, IDB beneficially held approximately 31% of our outstanding shares as well as approximately 40% of ECI’s outstanding shares.

        In December 2006, we established a wholly owned subsidiary in Bulgaria named ECtel Bulgaria EOOD.

        We own all the outstanding shares of

—	ECtel Inc., a Maryland corporation;

—	ECtel (2000) U.K. Ltd., a U.K. company;

—	ECtel Telesoft Ltd, an Israeli company;

—	ECtel Telesoft Export (98) Ltd, an Israeli company;

—	ECtel BV, a Dutch company which, in turn, holds all of the shares of ECtel GmbH, a German company;

—	ECtel Bulgaria EOOD, a Bulgarian company; and

—	Telrad Hawk Net - I Ltd. (in voluntary liquidation), an Israeli company

D.	Property, Plants and Equipment

        We lease our headquarters and main facilities located in Rosh Ha’ayin, Israel. The facilities occupy approximately 37,232 square feet. We lease these facilities pursuant to an agreement and the lease period commenced on July 10, 2005 and runs through June 30, 2015. We are entitled to shorten the term of the lease at any time following its fifth or sixth anniversary, subject to certain penalty payments. We are further entitled to discontinue the lease on the seventh, eight, or ninth anniversaries, upon providing six months written notice, without any penalty payments.

        ECtel Inc., our U.S. subsidiary, leases approximately 1,500 square feet of office space in Florida. The term of the Florida lease is through February 29, 2008.

        ECtel GmbH leases approximately 970 square feet of office space from ECI Telecom GmbH in Oberrursel, Germany, on an ongoing basis. This lease will continue, unless either party notifies the other party of its wish to terminate it.

        We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 4A.	Unresolved Staff Comments

        Not Applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

        We make forward-looking statements in this annual report and in other filings with the United States Securities and Exchange Commission. You can identify these forward-looking statements by use of words such as “strategy”, “expects”, “continues”, “plans”, “anticipates”, “believes”, “may”, “estimates”, “intends”, “projects”, “goals”, “targets”, and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

        We cannot assure you that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in ECtel securities. The forward-looking statements relate to, among other things: revenues, operating results; anticipated cash flows; gross margins; and the market’s acceptance of our technologies, products and solutions.

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

Overview

        We develop and market Integrated Revenue Management® (IRM®) solutions for wireline, wireless, converged and next-generation operators. Our solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by:

—	Detecting and preventing fraud;

—	Supporting revenue assurance, including call leakage detection;

—	Helping to settle interconnect disputes between operators; and

—	Monitoring network usage and providing traffic trend reports.

        During the last two quarters of 2004 and throughout 2005, our efforts were aimed at rebuilding our core telecom business, which had deteriorated in 2003. Our business plan for that time period included measures to reduce our cost structure and steps intended to align our costs and revenues, including a material reduction of our global workforce and the consolidation of several of our activities. In connection with the implementation of the plan, we recorded $3.4 million in reorganization and related expenses in June 2004, associated with payroll expenses, disposal of fixed assets, early termination penalties with respect to certain leases and other costs.

        In December 2005, we acquired Telesoft, comprised of two sister companies engaged in the development and marketing of software solutions for the management of large communications and internet networks, for $2.5 million. We believe that this acquisition enables us to provide communications services providers with a comprehensive Integrated Revenue Management solution.

        During 2005 we increased our revenues and we believe that the revenue growth was primarily due to:

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

        During 2006 we increased our revenues, both by winning new accounts, including orders for our FraudView and RAP solutions from major telecommunication carriers in various geographic regions, and by making sales to existing customers including sales of a new version of our FraudView product. We kept increasing our maintenance and support revenues largely through renewals and extensions from our installed customer base. We also believe that our larger installed customer base resulting from the acquisition of Telesoft may further increase our revenues from maintenance and support and allow for cross-sales opportunities.

        Although our operating and net loss for 2006 increased compared to 2005, the increase was largely due to several factors, which we do not anticipate recurring in the foreseeable future. These factors include: (a) a provision for royalties to the OCS in the amount of approximately $2.8 million (comprised of $2.2 million for royalties and $0.6 for financial interest) which amount is to be paid during 2007, and which represents substantially full repayment of prior funding to the OCS arising from its participation plan with respect to our FraudView solution and (b) acquisition-related expenses in connection with a potential acquisition that was not completed in the amount of $0.6 million.

        Provision for repayment of royalties to the OCS was made based on the reduced economic benefit that we can gain from participating in the OCS programs, due to recent increase in revenues as well as internal revenues growth projections from the launch of new version of our fraud prevention solution, FraudView 8.

        Our loss in 2006 was also affected by an amount of approximately $1 million for share-based compensation expense. We expect costs relating to share-based compensation to continue to have an adverse impact on our results of operations.

        On March 19, 2007 we announced that Eitan Naor, will step down as President and CEO of the Company at the end of June 2007.

        On April 12, 2007, we announced that our revenues for the first quarter of 2007 declined and we did not meet our internal plans due, in part, to slower than anticipated orders, mainly from countries within the Former Soviet Union carried out through our exclusive reseller in said region as well as a delay in a large order from a long-standing European customers.

        On April 16, 2007 we announced that the Company has promoted Itzik Weinstein, our Executive Vice President of Professional Services & Operations, to serve as our new President and Chief Executive Officer, commencing May 1, 2007 and that Itzik Weinstein will replace Eitan Naor who will be working with Itzik until June 30th, 2007 to facilitate a smooth transition and assumption of responsibilities.

        On May 7, 2007, we announced that Ron Fainaro, our Executive Vice President and Chief Financial Officer, has decided to leave the Company to pursue other business opportunities. Mr. Fainaro’s resignation will become effective during the third quarter of 2007. ECtel’s CEO immediately launched a search to locate a qualified successor.

Acquisitions and Dispositions

        Our business and financial position during the three years ended December 31, 2006 were influenced by an acquisitions and disposition, as well as by potential acquisition opportunity which was not completed. The acquisitions were accounted for as purchase, and, accordingly, the purchase price for the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to acquisitions are included in our consolidated statements of operations from the date of acquisitions. The following are details for each of these acquisitions and disposition:

—	On December 29, 2005, we acquired Telesoft, from Elron Electronic Industries Ltd. The aggregate purchase price was $2.5 million consisting of $2.1 million in cash paid to Elron Electronic Industries Ltd., as the seller at the closing and $0.4 million in direct transaction costs consisting primarily of professional fees. In addition to the purchase price, we were obligated to pay to Elron Electronic Industries an amount of up to $0.4 million in connection with an earn outif certain milestones were met, in accordance with purchase agreement. The earn-outwas over the period of 12 months following the closing date. As of December 31, 2006, no such earn-out had been paid as the milestones had not been met.

—	On March 31, 2004, we sold our government surveillance business to Verint Systems. Accordingly, our statements of operations, including those of prior periods, reflect the results of operations of this business in the line item called “income (loss) from discontinued operations.” All data in this Annual Report derived from our statements of operations, unless otherwise specified, exclude our government surveillance business. Pursuant to the asset purchase agreement, Verint Systems purchased certain assets and assumed certain liabilities relating to the government surveillance business for $35 million in cash. The transferred assets included certain intellectual property rights (as more fully described below), fixed assets, backlog contracts, agreements with subcontractors and suppliers, third-party software licenses and outstanding customer proposals. The assumed liabilities included employment-related liabilities in respect of our employees who were hired by Verint including retention bonuses, severance and compensation liabilities with respect to the termination of certain of our officers, and an accrual for certain research and development and customization expenses, see “Item 10 Additional Information – Material Contracts”.

—	On October 1, 2001, we acquired all of the outstanding shares of Telrad Hawk Net-I Ltd., or Net-I. As a result of the purchase of Net-I, goodwill in amount of $16.3 million was created (as at the date of purchase). On December 29, 2004, we resolved to voluntarily liquidate it and appointed an attorney to serve as its liquidator. This liquidation process has not had a significant effect on our consolidated financial statements.

Share Repurchase Plan

        In April 2006 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. Since we adopted the plan, we repurchased an amount of 2,304,794 of our ordinary shares for total consideration of $11.5 million. As of December 31, 2006, our total cash, subsequent to the share repurchase, was approximately $37.1 million. See also “Liquidity and Capital Resources” in connection with our cash position.

Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2006	2005	2004

Revenues	100.0%	100.0%	100.0%
Cost of revenues	47.3	47.4	81.5

Gross profit	52.7	52.6	18.5
Research and development costs, net	15.0	15.7	42.8
Selling and marketing expenses	33.0	29.9	72.0
General and administrative expenses	13.2	17.7	67.4
Restructuring and related impairment costs	-	1.6	26.6
Amortization of acquisition-related intangible assets	1.6	0.2	0.4
Acquisition-related expenses	2.2	-	-
Goodwill impairment	-	-	17.3

Total operating expenses	65.0	65.1	226.5

Operating loss	(12.3)	(12.5)	(208.0)
Financial income, net	4.3	6.5	3.4
Other income (expenses), net	-	-	(*)

Loss from continuing operations before taxes on income	(8.0)	(6.0)	(204.6)
Income tax benefit (expense)	(*)	0.1	0.2

Net loss from continuing operations	(8.0)	(5.9)	(204.4)

Net income from discontinued operations	-	-	97.3

Net loss	(8.0)%	(5.9)%	(107.1)%

(*)	Represent a percentage less than 0.1%

Comparison of 2006, 2005 and 2004

Revenues

        Our revenues consist of fees from the sale of our solutions, which include software and hardware, as well as licenses of software and hardware of third parties, to telecommunications services providers, and from fees for maintenance and other related services.

         2006 vs. 2005

        Total revenues increased by 24% from $23.2 million in 2005 to $28.8 million in 2006, for the reasons discussed above in the “Overview” of this section.

         2005 vs. 2004

        Total revenues increased by 84% from $12.6 million in 2004 to $23.2 million in 2005, for the reasons discussed above in “Overview” of this section. In addition, we benefited from the improvement in economic conditions generally and in the telecommunication service industry specifically.

Cost of Revenues

        Cost of revenues consists primarily of the direct cost of materials, employee compensation expenses, payments to subcontractors and outsourcers, payments to consultants, depreciation related to manufacturing facilities, allocated overhead, maintenance and support of our products, changes in inventory and royalties to the OCS.

         2006 vs. 2005

        Cost of revenues increased from $11.0 million in 2005 to $13.6 million in 2006, as a result of increase in revenues, but primarily due to a provision of $2.2 million in royalties to the OCS, as discussed in “Overview”, which was recorded in the fourth quarter of 2006. Our gross profit margin was 53%, which was similar to our gross profit margin in 2005. Gross profit margins remained essentially unchanged despite the increase in our gross profit from $12.2 million in 2005 to $15.2 million in 2006, which increase was due primarily to our higher sales in 2006 compared with 2005, and as a result of the $2.2 million OCS royalties’ charge which we provided for in December 2006, as discussed in “Overview.”

         2005 vs. 2004

        Cost of revenues increased from $10.3 million in 2004 to $11.0 million in 2005, as our increase in cost of revenues was offset by our maintaining operational efficiencies we instituted in connection with the 2004 restructuring plan. In addition, our cost of revenues in 2004 was effected by the sale of our governmental surveillance business to Verint Systems as we made a one-time write-off in the amount of $0.9 million related to inventory of certain components which we believed could not be used by us in the future. Furthermore, part of our 2004 cost of revenues included expenses that were reduced as part of the implementation of our recovery plan in the middle of that year. Gross profit increased by 421.3% from $2.3 million in 2004 to $12.2 million in 2005 and gross profit margin increased from 18.5% in 2004 to 52.6% in 2005. This increase in margins derives primarily from our higher sales in 2005 compared with 2004 as well as the implementation of our recovery plan which resulted in lower expenses level.

Operating Expenses

($ in millions)

	Year ended December 31,			% Change 2006 vs. 2005	% Change 2005 vs. 2004
	2006	2005	2004

Research and development costs, net	4.3	3.6	5.4	18.1	(32.8)
Selling and marketing expenses	9.5	6.9	9.1	37.4	(23.8)
General and administrative expenses	3.8	4.1	8.5	(7.0)	(51.8)
Restructuring and related impairment costs	-	0.4	3.4	N/A	(89.3)
Amortization of acquisition-related intangible assets	0.5	*	*	851.0	-
Acquisition-related expenses	0.6	-	-	N/A	N/A
Goodwill impairment	-	-	2.2	N/A	N/A
Total operating expenses	18.7	15	28.6	24.3	(47.3)

(*)	Represent a percentage less than 0.1 million

Research and Development Costs, Net

        Research and development costs consist primarily of employee compensation expenses, payments to subcontractors and consultants and allocated overhead, costs of materials and software and amortization of purchased technologies associated with our research and development activities. Grants received from the OCS are deducted from gross research and development expenses to determine net research and development expenses.

         2006 vs. 2005

        Research and development costs, net increased by 18.1% from $3.6 million in 2005 to $4.3 million in 2006. This increase reflected an increase in gross research and development costs from $4.1 million in 2005 to $4.5 million in 2006, which was primarily due to increase in the number of research and development personnel in 2006 as a result of our acquisition of Telesoft and decrease in OCS grants participation. Grants from the OCS that we recorded in our books decreased by 49.6% from approximately $0.5 million in 2005 to $0.2 million in 2006, as we were entitled to a lower OCS participation rate and did not request any grants or participation in any new programs.

         2005 vs. 2004

        Research and development costs, net decreased by 32.8% from $5.4 million in 2004 to $3.6 million in 2005. This decrease reflected a decrease in gross research and development costs from $6.8 million in 2004 to $4.1 million in 2005, which was primarily due to maintaining the reduced headcount as of the end of 2004, which we implemented as part of our recovery plan. Grants from the OCS that we recorded in our books decreased by 66.3% from approximately $1.4 million in 2004 to $0.5 million in 2005, as we were entitled to a lower OCS participation rate.

Selling and Marketing Expenses

        Selling and marketing expenses consist primarily of employee compensation expenses, payments to consultants, agents’ commissions and costs associated with advertising, exhibitions, market research, participation in industry trade shows, travel and allocated overheads.

         2006 vs. 2005

        Selling and marketing expenses increased by 37.4% from $6.9 million in 2005 to $9.5 million in 2006. The increase in selling and marketing expenses in 2006 was due to higher expense for agents’ commissions than we incurred in the previous year, resulting from increased sales in 2006, and –due to adoption of SFAS 123 (R) “Share-based payment”, under which we recorded an expense in the amount for approximately $0.5 million share-based compensation we granted to sales and marketing personnel.

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

         2006 vs.2005

        General and administrative expenses decreased by 7.0% from $4.1 million in 2005 to $3.8 million in 2006. The decrease was primarily due to a reduction in certain overhead allocation costs. In addition, we succeeded in collecting $0.6 million in debt which we had recorded as doubtful debt in previous years, primarily due to improved creditworthiness in the telecommunication industry and our improved collection efforts.

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

Amortization of acquisition-related intangible assets

        In 2006, due to our acquisition of Telesoft, we recorded amortization of acquisition-related intangible assets in the amount of $0.5 million, which consists of amortization expense related to intangible assets recorded in connection with acquisition accounted for by the purchase method of accounting. These intangible assets, consisting primarily of core technology, third party relations, customer contracts and relationships, are being amortized using the straight-line method and based on forecasted cash flows associated with the assets over periods ranging from one to five years. In 2005 and 2004, the amortization of acquired-related intangible assets are related to the amortization of intangible assets acquired in Net–I acquisition.

Restructuring and related impairment costs

         2006 vs.2005

        We recorded no restructuring expenses during the year 2006.

         2005 vs.2004

        As part of our acquisition of Telesoft in December 2005, we included in our results of operations for 2005 costs of approximately $0.5 million, which related primarily to involuntary termination of some employees. In addition, during the third quarter of the year, we reversed a reserve made in 2004 for our restructuring plan in the amount of $0.2 million, as our management decided that the recovery plan had concluded by that time.

Acquisition-related expenses

        During 2006, we incurred expenses in the amount of $0.6 million in connection with a due-diligence process and legal work for a potential acquisition. During the third quarter of 2006 we decided, after evaluating all the relevant parameters, not to conclude the negotiations, and therefore, we released all incurred expenses to our statements of operations. These expenses consist principally of third-party legal, accounting and other professional fees.

Goodwill impairment

        On October 1, 2001, we acquired all of the outstanding shares of Telrad Hawk Net-I Ltd., or Net-I. As a result of the purchase of Net-I, goodwill in the amount of $16.3 million was created as at the date of purchase. Goodwill is subject to evaluation for impairments in accordance with SFAS No. 142, which provides that goodwill and other intangible assets with indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. In June 2004, due to significant reductions in our revenues, goodwill was impaired. We obtained an independent appraisal to assess whether the goodwill carried on our books must be written down. We impaired the goodwill by $2.2 million in 2004 to its fair value in the amount of $8.1 million as at December 31, 2004.

        In 2005 and 2006, no goodwill was impaired.

Operating loss

         2006 vs.2005

        Operating loss increased from $2.9 million in 2005 to $3.5 million in 2006. This increase was largely due to several factors, which we do not anticipate to recur in foreseeable future. These factors include a provision for the repayment of prior funding to the OCS in the amount of approximately $2.2 million, as substantially full repayment of our obligations to the OCS arising from its participation plan with respect to FraudView solution and acquisition-related expenses in connection with the negotiation of a potential acquisition in the amount of $0.6 million. Also, our operating results for 2006 were affected by the adoption of SFAS 123 (R) “Share-based payment”, under which we recorded an expense in the amount of approximately $1 million. We anticipate this share-based compensation expense to recur in near future.

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

Financial income, net

         2006 vs. 2005

        Financial income, net decreased by 17.5% from $1.5 million in 2005 to $1.2 million in 2006. This decrease was solely due to the decision to repay prior funding to OCS which bore interest in the amount of $0.6 million.

         2005 vs. 2004

        Financial income, net increased by 241.1% from $0.4 million in 2004 to $1.5 million in 2005. This increase was primarily due to the following two factors: (i) increase in the average cash available for investment during 2005 compared to 2004 resulting from the receipt of proceeds from the sale of our government surveillance business to Verint Systems on March 31, 2004 and the cash generated during 2005 from operations; and (ii) our investment practices which yielded higher returns, and the higher rates on investments generally available in the market during 2005.

Net income (loss) from discontinued operations

        As discussed above under “Acquisitions and Dispositions”, on March 31, 2004 we sold our Government Surveillance business. Net income from these discontinued operations was approximately $12.2 million for 2005 (including gain on disposition), and net loss of $4.8 million for 2004.

Net loss

         2006 vs. 2005

        Net loss was $2.3 million in 2006 compared with net loss of $1.4 million in 2005. This increase was primarily due to the several non-recurring expense items as mentioned in “Operating Loss” above.

         2005 vs. 2004

        Net loss was $1.4 million in 2005 compared with net loss of $13.5 million in 2004. This change was due to the significant increase in revenues, reduction in all elements of operating expenses, as a result of implementation of recovery plan, and increase in our financial income, net.

Critical Accounting Policies

        The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements appearing elsewhere in this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and are the most critical to aid in fully understanding and evaluating our reported results:

—	Revenue recognition

—	Allowance for doubtful accounts
—	Goodwill and other intangible assets
—	Deferred taxes
—	Impairment of long-lived assets
—	Contingencies
—	Share-based compensation

Revenue Recognition

        Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenues, as discussed below. However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

        We have adopted the requirements of SOP 97-2 “Software Revenue Recognition.” Therefore we recognize revenue from product sales (which include software) when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable and (4) collectibility is probable.

        We include post contract customer support, or PCS, within the price of the product sale. This PCS is for a one-year period and includes a standard product warranty and upgrades and enhancements to correct minor bugs or errors in the software. The cost of providing the PCS is insignificant and the warranty and bug fixes have been infrequent. Therefore, the PCS revenue is recognized upon delivery of the product, in accordance with SOP 97-2.

        We use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and vendor-specific objective evidence of the fair value (“VSOE”) of all undelivered elements exists. Such VSOE is based on the normal pricing practices for those products and services when sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established.

        When a software product is sold together with implementation or consulting services, product fees are recognized upon delivery, provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification of the software products and are not essential to the functionality of the software that was delivered.

        If, at the outset of an arrangement, the arrangement fee is determined as not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If, at the outset of the arrangement, collectibility is determined to be not probable, revenue is deferred until the earlier of when collecitibility becomes probable or the receipt of payment. If an arrangement provides for customer acceptance, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period.

        Revenues from product maintenance and support contracts are recognized on a straight-line basis over the term of the support period. The majority of our maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by us during the term of the support period.

        Revenues from contracts that require significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for performance of construction type and certain production type contracts”. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated. If collectibility is determined as not being probable, we recognize revenues from contracts with significant design, development, modification and customization, using the completed-contract method.

Allowance for Doubtful Accounts

        Our financial statements include an allowance, which we believe reflects adequately the loss inherent in our accounts receivables portfolio. In establishing the required allowance, our management bases its determination, among other factors, on information available about the debtors’ financial situation, the volume of their operations and evaluation of the security received from them. We use our best estimate to assess the recoverability of open accounts. If there is a major deterioration in a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected. This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables.

Business Acquisitions; Goodwill and other intangible assets

        Our business acquisitions may result in the recognition of goodwill and other intangible assets, and in certain cases non-recurring charges associated with the write-off of in-process research and development (“IPR&D”), which may affect the amount of current and future period charges and amortization expense. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations accounted for by the purchase method of accounting. We amortize our acquisition-related intangible assets using the straight-line method and based on forecasted cash flows associated with the assets over the estimated useful lives. We adopted SFAS No. 142 requirements regarding goodwill and other intangible assets with indefinite useful lives. Such goodwill is not amortized, but rather is periodically assessed for impairment.

        The determination of the value of these components of a business combination, as well as associated asset useful lives, requires management to make various estimates and assumptions. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from product sales, maintenance agreements, customer contracts, and acquired developed technologies; expected costs to develop the IPR&D into commercially viable products and estimating cash flows from the projects when completed; assumptions about the period of time the acquired products and will continue to be used in our product portfolio; and discount rates. Management’s estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Unanticipated events and circumstances may occur and assumptions may change. Estimates using different assumptions could also produce significantly different results.

        We continually review the events and circumstances related to our financial performance and economic environment for factors that would provide evidence of the impairment of our intangible assets. When impairment indicators are identified with respect to our previously recorded intangible assets, then we test for impairment using undiscounted cash flows. If such tests indicate impairment, then we measure the impairment as the difference between the carrying value of the asset and the fair value of the asset, which is measured using discounted cash flows. Significant management judgment is required in forecasting of future operating results, which are used in the preparation of the projected discounted cash flows and should different conditions prevail, material write downs of net intangible assets and other long-lived assets could occur. We periodically review the estimated remaining useful lives of our acquired intangible assets. A reduction in our estimate of remaining useful lives, if any, could result in increased amortization expense in future periods.

        In June 2003 and 2004, due to significant reduction in our revenues, we determined that goodwill had been impaired. We obtained an independent appraisal to assess whether goodwill carried on our books needed to be written down.

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

        We conduct our annual goodwill impairment test as of June 30 every year. We performed annual impairment tests during 2006 and 2005 and did not identify any impairment.

        We impaired goodwill to its fair value by $2.2 million as at June 30, 2004.

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

Impairment of long-lived assets

        We have investments in tangible and intangible long-lived assets. Changes in technology or changes in our intended use of these assets may cause the value of these assets to change.

        We account for long-lived assets under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

Contingencies

        From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. When we believe that it is probable that we will not prevail in a particular matter, we then estimate the amount of the liability based in part on advice of legal counsel. See Note 10I to our consolidated financial statements appearing elsewhere in this annual report and “Item 8.A – Legal Proceedings” in relation to the class action filed against us in January 2005.

Share-based compensation

        Prior to January 1, 2006, we applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense was determined on the date of grant only if the current market price of the underlying stock exceeded the exercise price and amortized over the vesting period.

        We also adopted the disclosure provisions of SFAS 123 “Accounting for Stock-Based Compensation” that were in force until December 31, 2005, but opted to remain under the expense recognition provisions of APB 25.

        In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123R does not change the accounting guidance for share-based payment transaction with parties other than employees provided in SFAS 123 as originally issued. In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”), which expressed views of the SEC staff regarding the application of SFAS No. 123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as providing the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies.

        We implemented SFAS 123R using the modified prospective method starting January 1, 2006. We have selected the Black-Scholes option-pricing model to determine the fair value of our awards on the date of grant and recognizing compensation cost on a straight-line basis over our awards’ vesting period for all unvested and new granted awards as of January 1, 2006, based on the grant date fair value of these awards.

        An implementation of SFAS 123R resulted in increase in our operating expenses in amount of approximately $1 million. We expect to grant additional stock-based awards in future years which will result in additional share-based compensation expense.

B.	Liquidity and Capital Resources

        As of December 31, 2006, we had $14.4 million in cash and cash equivalents, compared to $24.9 million in cash and cash equivalents as of December 31, 2005. As of December 31, 2006, we had $11.4 million in short-term investments and $11.3 million in long-term marketable securities compared to $14.4 million in short-term investments and $12.0 million in long-term marketable securities, as of December 31, 2005.

        A significant part of our capital resources are derived from the $35 million in proceeds we received as consideration for the sale of our government business to Verint Systems during 2004. In addition, during 2005, we generated positive cash flow from operating activities in the amount of $4.4 million. In 2006, cash flow used in operating activities was $2.1 million. This decrease is primarily due to payments made in the fourth quarter of 2006 for costs generated with regard to investigating and potentially executing an M&A transaction in the third quarter of 2006, as well as slight delays in some end-of-year collections from large customers.

        In April 2006 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million and, ultimately during 2006, we purchased an amount of 2,304,794 of our ordinary shares for total consideration of $11.5 million. The repurchase of our ordinary shares was the primary reason for the decrease in the amount of our cash and cash equivalents as of December 31, 2006 as compared with December 31, 2005.

        Generally, we invest our excess cash in instruments that are liquid and generate yields, with conservative and low risk.

        We believe that our current cash and cash equivalents, together with our short-term investments and long-term marketable securities, including interest to be earned thereon, will be sufficient to fund our working and other capital requirements over the course of the next twelve months. In the normal course of business, we evaluate the merits of acquiring technology or businesses. We may elect to use available cash and cash equivalents and marketable security investments to fund such activities in the future. In the event additional needs for cash arise, we may raise additional funds from a combination of sources, including the potential issuance of debt or equity securities. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to take advantage of unanticipated opportunities or respond to competitive pressures could be limited.

        Net Cash Provided by/Used in Operating Activities. Net cash used in our operating activities was approximately $2.1 million in 2006. Cash used in operations for 2006 was primarily due to a longer collection cycle in the fourth quarter of 2006 which was reflected by a decrease in operating cash flow during fourth quarter and which resulted in negative cash flow used in operating activities for 2006. Net cash provided by operating activities of $4.4 in 2005 was primarily attributable to higher revenues and cost cutting measures we adopted as part of our restructuring plan.

        From time to time, we enter into accounts receivables factoring agreements with unaffiliated financial institutions. During 2006 we sold no trade account receivables (2005 – $0.4 million). Our ability to sell such receivables, if any, to these financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

        Capital Expenditures. Our capital expenditures were $0.6 million in 2006, $0.6 million in 2005 and $1.0 million in 2004. Our capital expenditures in each of these periods related primarily to the purchase of testing and computer equipment, and investment in back-office equipment. In addition, in 2005 we invested $1.8 million in the acquisition of newly consolidated subsidiaries (net of cash acquired), as a result of the Telesoft transaction. Following the acquisition, we had additional expenses in amount of $1.2 million, which were incurred mostly in connection with termination plan of the employees of the acquired company and repayment of certain liabilities. We expect our capital expenditures to increase in 2007 due to our anticipated implementation of new enterprise resource software platform.

        In addition, we invest in capital expenditures pursuant to the requirements applicable to us under our approved enterprise programs. As of December 31, 2006, no amounts remain to be invested in order to comply with our current approved program. This program was conducted and filed to the Investment Center on 2007. This program will provide us with tax benefits in the future; however, if we do not comply with applicable requirements of our approved programs, all current and future benefits from this program will be cancelled.

        Net Cash Used in/Provided by Financing Activities. Net cash used in our financing activities in 2006 was approximately $10.1 million. This was mostly due to the repurchase of our shares during the second half of 2006 in an amount of $11.5 million. Our financing activities provided $0.05 million in 2005 and $0.2 million in 2004, due to the issuance of our ordinary shares to employees upon the exercise of share options.

        Bank Credit. In September 2002, we entered into an arrangement with an Israeli bank which supplies us with various credit facilities and/or banking services, such as bank guarantees to our customers to guarantee our contractual obligations to such customers. As of December 31, 2006, outstanding bank guarantees totaled approximately $2.3 million. In connection with this arrangement, we executed a negative pledge in favor of the bank, in which we undertook not to perform the following without the bank’s prior written consent:

—	mortgage, or undertake to mortgage, in any manner or form, any of our assets; or
—	sell assets (other than in the ordinary course of business) the value of which exceed $1 million in the aggregate.

        In addition, from time to time other banks make credit available to us in the form of bonds to secure our obligations to our customers or in connection with hedging transactions.

Impact of Related Party Transactions

        Prior to June 28, 2006, we accounted for transactions with ECI as “related party transactions” based on ECI’s holdings in our shares. On June 28, 2006, ECI distributed its remaining shares of ECtel as dividend to its shareholders and as a result, ECI is no longer a shareholder of ECtel, however, ECI and ECtel may still be deemed related parties as since December 31, 2006, IDB beneficially held approximately 31% of our outstanding shares as well as approximately 40% of ECI’s outstanding shares. In our ordinary course of business we have entered into few agreements with ECI which are material to our operations:

        Supply Agreement. In February 2004, we executed a new supply agreement with ECI, which replaced an earlier supply agreement entered into in October 1999. Under the terms of the new supply agreement, ECI supplies us with the components (‘modules’) for use in our products. We agreed on the prices for these modules after negotiations with ECI. In accordance with its right under the Supply Agreement, ECI stopped manufacturing some of these components as of August 2006. Accordingly, we contracted with an alternate supplier for the manufacture of these components.

        Distribution Agreement. In June 2005 we entered into a distribution agreement with ECI under which we appointed ECI as our exclusive distributor in the Russian Federation, Ukraine and Kazakhstan, territories. Under this agreement, ECI, among other things, maintains a business and sales organization in these territories to promote and/or affect the sale of those of our products and services covered by the agreement. The agreement is subject to termination by either party upon three months’ notice. In addition, either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party.

Corporate Tax Rate

        Generally, Israeli companies are subject to corporate tax at the rate of 29% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. Also, regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. The corporate tax rate was reduced in July 2005, from 34% to 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

        Our manufacturing facilities in Rosh Ha’ayin have been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2018 to a reduced tax rate of a maximum of 25%. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. Based on our information as to share ownership as at December 31, 2006, our effective tax rate for 2006 applicable to our taxable income derived from approved enterprises would be between 0% to 25%. In light of our carry loss forward, we are currently not in a taxable position. However, according to the Law for the Encouragement of Capital Investments, prior to its amendment in 2005 (see “Israeli Taxation–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”), the tax benefits of the law require us to invest in qualifying assets. To the extent that we invest in non-qualifying assets, we would not be entitled to the tax benefits under the law for a portion of our taxable income reflecting the ratio of our qualifying to non-qualifying assets, for those programs which are subject to the old provisions of the law.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

1998	6.8	17.6	(10.8)
1999	1.3	(0.2)	1.5
2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.8)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	(1.2)	(1.6)	0.4
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1

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

Market Risk

        For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures about Market Risk.”

C.	Research and Development, Patents and Licenses

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market. Our research and development expenses, net were $4.3 million in 2006, $3.6 million in 2005 and $5.4 million in 2004. As of March 31, 2007, 37 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future.

Grants from the Office of the Chief Scientist

        We received grants under several programs from the OCS, until the end of this year. From time to time we may decide to apply for new programs.

        We recorded grant participations from the OCS totaling $0.2 million in 2006, $0.5 million in 2005 and $1.4 million in 2004. Pursuant to the terms of these grants we are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2006, our contingent liability to the OCS for remaining programs, after repayment of some of the programs as mentioned above, in respect of grants received was approximately $0.4 million.

        In April 2006, we repaid to the OCS an amount of $0.4 million, which represents the entire obligation of Telesoft, in connection with grants received by Telesoft in prior years.

        During the fourth quarter of 2006, we committed to repay in full all the grants related to programs connected to our FraudView® solution. Pursuant to an agreement entered into with the OCS, the OCS agreed to conclude its participation in the OCS sponsored research and development programs relating to FraudView. As part of this agreement, we agreed to pay during 2007 to the OCS approximately $3 million, which includes interest accrued on the outstanding balance of the royalties. Such royalties are presented in our cost of revenues, see also Note 14E of our financial statements.

        Support received from the OCS is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

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

        The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to OCS to comply with the Research and Development Law. In addition, the rules of OCS may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

        The funds available for OCS grants out of the annual budget of the State of Israel were reduced in the past, and the Israeli authorities have indicated that the government may further reduce or abolish OCS grants in the future. Even if these grants are maintained, we cannot predict what would be the amounts of future grants, if any, which we might receive if we decide to apply for new grants participation programs.

D.	Trend Information

        Beginning in late 2000 and continuing into 2003, the deterioration of the global economy in general and economic uncertainty in the telecommunications market in particular, resulted in a decline of capital investment by telecommunications service providers. This decline in capital expenditures had a negative impact on our sales and adversely affected the pricing of our products.

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

        New technologies, such as VoIP, are facilitating the use of cheaper communication media by some telecom service providers. Such service providers may be less inclined to invest in high-end solutions such as those offered by the Company. Moreover, since these technologies enable service providers to offer relatively low calling rates to subscribers, this may reduce the incentive to commit telecom fraud and thereby reduce the demand for anti-fraud solutions. This trend may negatively impact our revenues and results of operations.

        Our business depends on the purchases by large telecom companies. Since some of these telecom providers operate according to annual budgets, their tendency is to approve budgets toward the beginning of the fiscal year and utilize the budgets toward the end of the fiscal year. This mode of operation may affect our results of operations throughout the year and may cause certain seasonality in our financial results.

        Currently, the demand for revenue assurance and fraud prevention technologies is solid, especially in large telecom providers. We expect the demand for revenue assurance and fraud prevention technologies to remain solid in the near future. However, internal processes at our prospective customers and resellers as well as competition, may affect our ability to close deals and maintain profitability at current levels. In addition, the above factors may cause fluctuations in our quarterly and annual results of operations. For example, in April 2007 we announced that our first quarter revenues were lower than our internal work plan following both a delay in the receipt of previously anticipated orders and a delay in receiving acceptance for certain customer projects that were part of our backlog.

E.	Off-Balance Sheet Arrangements

        In the ordinary course of business, we have various commercial commitments that amounted, at December 31, 2006, in the aggregate to approximately $2.3 million. These consist of primarily performance bonds and other bonds and guarantees, such as tender guarantees.

        We do not believe that these commitments have or are reasonably likely to have a current or future effect on our financial condition.

F.	Tabular Disclosure of Contractual Obligations

        The following table sets forth, as of December 31, 2006, our known contractual obligations by type of obligation and for the periods indicated (in $ thousands):

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Repayment of prior funding to the OCS	2,994	2,994	-	-	-
Operating lease obligations (vehicles and facilities)	3,820	1,173	1,610	828	209

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

        The following table sets forth information with respect to our directors and senior managers

Name	Age	Position

Itzik Weinstein	48	President and Chief Executive Officer
Ron Fainaro	39	Executive Vice President and Chief Financial Officer
Benny Yehezkel	40	Executive Vice President, Worldwide Sales
David Ronen	33	Senior Vice President, Marketing and Strategy
Dr. Hanun Dvey-Aharon	60	Senior Vice President of Products and Professional Services
Hadar Solomon	50	Vice President, General Counsel and Corporate Secretary
Yoav Geva	42	Vice President, Corporate Development
Yair Cohen (1) (3)	52	Chairman of the Board
Jonathan Kolber	45	Director
Sami Totah (1) (2) (3)	49	Director
Rami Entin (1) (2) (3)	55	Director
Talia Livni (1) (2)	64	Director

(1) Member of the compensation committee
(2) Member of the audit committee
(3) Member of the investment committee

        Itzik Weinstein has served as our President & CEO since May 1, 2007. Previously, he served as our Executive Vice President for Professional Services & Operations since July 2004. Prior to this position, he was Vice President – Customer Services and Product Management at VocalTec since the year 2000. Prior to that, Mr. Weinstein served as Engineering Site Manager at NetManage since the year 1999, and Software Engineering Manager of KLA-Tencor Corporation’s optical metrology division since the year 1995. Mr. Weinstein holds an MBA from the Kellogg-Recanati Executive MBA Program of Tel Aviv University and a B.Sc. in Computer Engineering from the Technion – Israel Institute of Technology.

        Ron Fainaro has served as our Executive Vice President and Chief Financial Officer since June 2005. Prior to joining us, Mr. Fainaro served as CFO and Vice President of the American operations of Tecnomatix Technologies Ltd., from 2001 to 2005. From 2000 to 2001, Mr. Fainaro served as the CFO of Lucent Technologies (Waveaccess) and from 1998 to 2000 as the CFO of Habas Group. Mr. Fainaro is a Certified Public Accountant in Israel. He holds a B.A in Accounting from Tel-Aviv University and a B.Sc in Physics and Materials Engineering from the Technion – Israel’s Institute of Technology, both with honors.

        Benny Yehezkel has served as our Executive Vice President of Worldwide Sales since September 2006. He joined us as the Senior Vice President of Telesoft following our December 2005 acquisition of TeleSoft, where he had served as CEO since November 2002. Prior to Telesoft, Mr. Yehezkel served in various executive positions in the Elron Electronic Industries Group, including VP of Business Development of Elbit Ltd, CEO of Dealigence Inc. Previously, Mr. Yehezkel was the CEO of Sintec Call Centers (SCC). Mr. Yehezkel holds an MBA from Tel-Aviv University and a B.Sc. in Computer Science from the Technion – Israel Institute of Technology.

        David Ronen has served as our Senior Vice President for Marketing & Strategy since December 2005. Prior to that, he served in various Business Development positions at ECtel Inc. (since February 2003) and ECtel Ltd. (since October 2001). Prior to joining ECtel, David served as the CTO of NetEye Corp., a 3G Fraud and Security Management solutions vendor, which was later acquired by us. Prior to that, he served in various Research and Development management positions at Telrad Networks Ltd. Mr. Ronen holds a BA in Computer Science from The Open University in Tel Aviv, with honors.

        Hanun Dvey-Aharon was appointed as Senior Vice President of Products and Professional Services on May 1, 2007. Prior to joining ECtel, he served as Vice President of Products, Development and Projects Delivery at TTI Telecom. Previously, Dr. Dvey-Aharon served as AVP Technology at Ofek New World, Director of Network Management at Telrad Networks, and Software Development Director at Elbit Systems. Dr. Dvey-Aharon has a D.Sc. in Physics from the Technion Institute of Technology and a M.Sc. in Computer Sciences from Case Western Reserve University.

        Hadar Solomon joined us in March 2003 and has served as Vice President, General Counsel and Corporate Secretary since May 2003. From February 2002 until March 2003, he was Managing Director of Lumenis Luxembourg Sarl, Schaffhausen Branch. Prior to that, Mr. Solomon served as Executive Vice President, General Counsel and Corporate Secretary of Lumenis Ltd. and as Vice President, Corporate Affairs, General Counsel and Secretary of Laser Industries Ltd. since May 1988. Mr. Solomon is a Graduate of the Faculty of Law of the Hebrew University of Jerusalem and is a member of the Israeli Bar.

        Yoav Geva has served as our Vice President Corporate Development since January 2007. Previously, he served as our Commercial Director since December 2004 and as our Financial Sales Support Manager since January 2001. Previously, he served as a Sales Manager in the International Marketing Division at Rotem Amfert Negev of the ICL Group since 1999. Prior to that, he served as the Manager of the Guarantees Division at the Israel Foreign Trade Risks Insurance Corporation since 1998 and as the Manager of the Short Term Credit Insurance Division at the Israel Foreign Trade Risks Insurance Corporation since 1994. Mr. Geva holds an MBA from the Executive MBA program of Bar Ilan University and a BA in Economics from Tel Aviv University.

        Yair Cohen has served as the Chairman of our Board since August 2006. Mr. Cohen has served as a Vice President of Elron Electronic Industries Ltd. (“Elron”) since July 2005. From 2000 until joining Elron, Mr. Cohen served as a Brigadier General in Unit 8200, the central military intelligence unit of the Israeli Defense Force, engaged in the development of advanced technology. Mr. Cohen serves on the Boards of Directors of RDC-Rafael Development Corporation Ltd., Galil Medical Ltd., and other Elron group companies. Mr. Cohen holds a BA degree in History and Arabic (Summa cum laude) from Bar-Ilan University, Israel, and a MA degree in Management of National Resources (Summa cum laude) from Industrial College (NDU), Washington D.C., U.S.

        Jonathan Kolber has served as one of our directors since September 2006. Mr. Kolber served as the Chief Executive Officer of Koor Industries Ltd. since 1998 until the recent sale of Koor to the IDB Group. He has recently been nominated to serve as Chairman of the Board of Directors of Koor. From 1985 until 1998 Mr. Kolber has worked for the Claridge Group, serving as president and Chief Executive Officer of Claridge Israel from 1988 until 1998. From 1983 to 1985 Mr. Kolber worked as financial analyst in the Canadian finance group at Salomon Brothers Inc. Mr. Kolber is a member of the Board of Directors of a number of Israeli companies including ECI Telecom Ltd., Makhteshim-Agan Industries Ltd., Sheraton-Moriah Israel Ltd., Telrad Networks Ltd. and Epsilon Investment Bank. Mr. Kolber holds a bachelor degree in Near eastern Languages and Civilizations from Harvard University.

        Sami Totah has served as one of our directors since September 2006. Mr. Totah has served as Chairman of the Board of Directors of several Israeli start-up companies since 2003, including Pilat Media, Sheer networks, Red Bend, and Flash Networks. From 1984 until 2002 Mr. Totah served in various positions at Amdocs including the position of Chief Operations Officer. Mr. Totah is a practical software engineer and participated in professional courses over the years, including courses of the Executive MBA program of the Hebrew University Business School.

        Rami Entin has served as one of our directors since June 2004. From 2001 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin is an external director of Solomon Holdings Ltd., Cimatron Ltd and of BSP Ltd., and is director of Hilan Tech Ltd. and of Gilon BI Limited. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

        Talia Livni has served as one of our directors since June 2004. Since 2002, Ms. Livni has served as president of Naamat – The Movement for the Advancement of Status of Women. From 1997 until 2001, she served as the legal advisor of the Israeli General Federation of Labor. From 1992 until 1997, she served as Head of the Human Resources Division of the Israeli Ministry of Defense. From 1975 until 1992, Ms. Livni served as Senior Deputy Legal Advisor to the Israeli Ministry of Defense. From 1973 until 1975, Ms. Livni served as Legal Adviser to RAFAEL Israel Armament Development Authority Ltd. Ms. Livni serves as external director of Lumenis Ltd. since December 2006. Ms. Livni also served as an external director of Tecnomatix from August 2000 until its acquisition by UGS Corp. in March 2005. Ms. Livni holds an L.L.B degree from the Hebrew University and an M.A. degree in Social Sciences from the Haifa University. She is also a graduate of the National Security Academy.

        There are no family relationships between any directors or senior managers.

B.	Compensation

        The aggregate direct remuneration paid during 2006 to executive officers and directors as a group (14 persons), as well as remuneration paid to former executives in connection with their services during 2006 and payments made in connection with their termination, was approximately $2.6 million. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, we recorded an amount of $0.9 million of share-based compensation expenses, in accordance with SFAS 123R, which relate to our executive officers and directors.

        Our board of directors granted options to executive officers and directors to purchase an aggregate of 810,000 ordinary shares, at exercise prices ranging $4.47–4.86 per share, during 2006. The exercise price was equal to the fair market value of our ordinary shares on the date of grant. The vesting of these options is spread over various periods commencing on various dates from January 2007 and ending November 2010, unless terminated sooner, in accordance with their terms.

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

        Our directors are elected at annual meetings of our shareholders. Except for outside directors appointed according to the Companies Law, our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders.

        There are no arrangements or understandings between us and any of our directors for benefits upon termination of service, except that the vesting date of the options held by directors may accelerate upon termination in certain circumstances.

Audit Committee

         Nasdaq Requirements

        Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of Nasdaq applicable to listed companies. Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least three independent directors on our audit committee. We have appointed such directors to our audit committee. Pursuant to the Sarbanes-Oxley Act of 2002, the Nasdaq National Market has introduced listing standards requiring all members of an audit committee to comply with tightened independence requirements. All members of our audit committee currently comply with those requirements.

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

Outside Directors

        Under the Companies Law, public companies are required to have at least two outside directors. Our outside directors are Mr. Sami Totah and Ms. Talia Livni.

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

        Each committee of a company’s board of directors is required to include at least one outside director, except for the audit committee, which is required to include all outside directors. Pursuant to regulations promulgated under the Companies Law, each public company must have one outside director who has financial and accounting expertise and any other external directors must either have such financial and accounting expertise or meet certain professional qualifications. A director with financial and accounting expertise is a director who, due to his/her education, experience, and skills, possesses capabilities relating to, and an understanding of, business and accounting matters and financial statements, which enable him/her to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, or (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position.

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

        These regulations further provide that the declaration submitted by a proposed external director to the company pursuant to the Companies Law (in which such person declares that he meets all of the requirements for his appointment as an external director) will include a declaration as to such person’s education and experience, to the extent relevant to examining whether such person meets the requirements set forth in the new regulations. Such declaration shall be accompanied by documents and certifications supporting the declaration.

Other Committees

        Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. In addition to our audit committee, which is described above, our board of directors has also appointed a compensation committee, which reviews and handles certain compensation matters and investment committee, which reviews and approves our investment policy.

Internal Auditor

        Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, nor a member or representative of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Meir Schweitzer served as our internal auditor until November 9, 2006 when he was replaced by Chaikin, Cohen, Rubin & Gilboa, an Israeli auditing firm.

Nasdaq Listing Requirements

        Nasdaq rules enable foreign private issuers, such as us, to comply with the prevalent practice in our jurisdiction of incorporation in place of certain Nasdaq listing requirements. To the extent that we choose to do so, we are required to disclose in our annual reports filed with the Commission each Nasdaq listing requirement that we do not follow and describe the home country practice we follow in lieu of such requirement. Pursuant to the Companies Law, the quorum requirement for general meetings of our shareholders is 25% of the voting power in our company, rather than 33%, as is otherwise required by Nasdaq rules.

D.	Employees

        The following table describes the number of our employees as of March 31, 2007 and December 31 of each of the indicated years:

	March 31, 2007	2006	2005 *	2004

Approximate numbers of employees by geographic location:
Israel	125	135	159	117
United States	10	10	9	12
Europe and elsewhere	31	25	19	14
Total workforce	166	170	187	143
Approximate numbers of employees by category of activity:
Management and administration	25	23	21	21
Research and development	37	36	45	22
Professional services and operations	78	83	90	72
Sales and marketing	26	28	31	28

Total workforce	166	170	187	143

* Including employees of Telesoft

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

Security Ownership of Our Directors and Executive Officers

        Other than Jonathan Kolber, as of March 31, 2007, none of our directors or executive officers beneficially owns shares, including options to acquire our ordinary shares that are vested or will vest within 60 days and which represent more than 1% of our outstanding ordinary shares. Mr. Jonathan Kolber, as Chairman of the Board of Directors of Koor Industries Ltd. may be deemed to beneficially own 3,498,835 shares of our Company owned by Koor. As of March 31, 2007, our officers and directors as a group held 9,485 of our ordinary shares and options to purchase additional 1,334,184 ordinary shares. The following table sets forth detailed information about the granted options, for the periods indicated:

Grant date	Exercise price	Granted amount	Vested options	Non-vested options	Options which were exercised

2003	$4.67	40,000	40,000	-	-
2004	$2.63-3.14	822,308	712,517	109,791	633,124
2005	$3.64-4.97	295,000	147,188	147,812	-
2006	$4.47-4.86	810,000	120,000	690,000	-

		1,967,308	1,019,705	947,603	633,124

All these options expire in period of six and ten years after the date of grant, unless terminated sooner in accordance with their terms. No such options were granted in 2002.

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

        As of March 31, 2007, options to purchase a total of 1,987,712 of our ordinary shares were outstanding. During 2006 and up to the date of the filing of this Annual Report, 785,110 options to purchase an aggregate of ordinary shares granted under the plans have been exercised. During 2006, 810,000 options have been granted. In May, 2007, 580,000 options were granted to a group of officers and employees.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table shows the number of our ordinary shares beneficially owned by the only shareholders known to us as of March 31, 2007 to beneficially own more than 5% of our outstanding ordinary shares. As of that date, 16,649,405 of our ordinary shares were issued and outstanding. In accordance with the rules of the Securities and Exchange Commission, the number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days, but excludes the shares underlying any other options or warrants held by these persons.

	Shares Beneficially Owned
Name	Number	Percentage

IDB Holding Corporation Ltd. and its subsidiaries (1)	4,965,059	30.31%
FMR Corp. (2)	1,754,946	10.72%
Kingdon Capital Management, LLC (3)	973,374	5.95%

(1) Based upon notification from Clal Industries and Investments Ltd. dated January 21, 2007. This number of shares includes: (a) 364,497 of our ordinary shares held directly by Koor Industries Ltd (“Koor”) and 3,134,338 of our ordinary shares held by M.A.G.M. Chemistry Holdings Ltd. (“M.A.G.M.”), which is a wholly owned subsidiary of Koor. Koor and M.A.G.M. are Israeli corporations. Koor’s ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”) and Koor’s ADRs (American depositary shares) are traded on the New York Stock Exchange. (b) 1,443,254 of our ordinary shares held directly by Clal Electronics Industries Ltd. (“CEI”), which is a wholly owned subsidiary of Clal Industries and Investments Ltd. (“Clal”). CEI and Clal are Israeli corporations. Clal’s shares are traded on TASE. (c) 9,483 of our ordinary shares held directly by IDB Development Corporation Ltd. (“IDBD”), and 4,004 of our ordinary shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd (“Clal Insurance”), a majority-owned subsidiary of IDBD, for their own account (but does not include 1,993 of our ordinary shares held for members of the public through insurance policies managed by subsidiaries of Clal Insurance, and 735 of our ordinary shares held by unaffiliated third-party client accounts managed by subsidiaries of Clal Insurance as portfolio managers). IDBD and Clal Insurance are Israeli corporations, whose shares are traded on TASE. (d) 9,483 of our ordinary shares held by Badal Securities Ltd. (“Badal”), a wholly owned subsidiary of IDB Holding Corporation Ltd. (“IDBH”). Badal and IDBH are Israeli corporations. IDBH’s shares are traded on TASE.

Approximately 42% of Koor’s ordinary shares are held by Discount Investment Corporation Ltd. (“DIC”), and approximately 10% of Koor’s ordinary shares are held directly by IDBD. DIC is an Israeli corporation whose shares are traded on TASE. Clal and DIC are controlled by IDBD. IDBD is control by IDBH.

IDBH is controlled as follows: Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDBH; Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDBH; Avraham Livnat Ltd ({“Livnat”), a private Israeli company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDBH; and Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor holds, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Based on the foregoing, IDBH (by reason of its control of Badal and IDBD, and by reason of IDBD’s control of Clal, CEI, Clal Insurance, DIC, Koor and M.A.G.M.), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with Badal, IDBD, Clal, CEI, Clal Insurance. DIC, Koor and M.A.G.M. the power to vote and dispose of our ordinary shares held by these entities.

(2) Based upon a Schedule 13D filed with the SEC in February 14, 2007. FMR Corp. owns Fidelity Management & Research Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 that manages various registered investment companies that own some of our shares. One such investment company is a shareholder of ECI and acquired ECtel shares in ECI’s share distributions in May 2004 and July 2006. FMR Corp. also owns Fidelity Management Trust Company, a bank that owns some of our shares. Edward C. Johnson 3rd and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(3) Based upon a Schedule 13D filed with the SEC in February 12, 2007, containing information as of December 31, 2006 with respect to beneficial ownership of our Ordinary Shares held for the accounts of Kingdon Associates, a New York limited partnership (“Kingdon Associates”), M. Kingdon Offshore Ltd., a Cayman Islands exempted company (“Kingdon Offshore”), and Kingdon Family Partnership, L.P., a New York limited partnership (“Kingdon Family Partnership”). Kingdon Capital Management serves as investment manager to each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Ordinary Shares held for the accounts of each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. Mark Kingdon is the managing member and president of Kingdon Capital Management.

On June 28, 2006, ECI distributed its remaining shares of ECtel as dividend to its shareholders and as a result, ECI is no longer a shareholder of ECtel. Accordingly ECI has been removed from the above table.

Based upon a Schedule 13G/A filed with the SEC on November 1, 2005, Royce & Associates, LLC held 184,700 of our ordinary shares as of such date, constituting 1.03% of our then outstanding share capital. Accordingly Royce & Associates, LLC has been removed from the above table.

Based upon notification from the BlackRock Group dated January 26, 2007, the BlackRock Group held 591,121of our ordinary shares as of such date, constituting 3.61% of our then outstanding share capital. Accordingly Merrill Lynch & Co., Inc. has been removed from the above table.

Based upon a Schedule 13G filed with the SEC on February 13, 2007, Stichting Pensioenfonds ABP held 257,930 of our ordinary shares as of such date, constituting 1.58% of our outstanding share capital. Accordingly Stichting Pensioenfonds ABP has been removed from the above table.

Record Holders

        As of March 31, 2007, there were 359 holders of record of our ordinary shares. Two hundred sixty one record holders, holding approximately 14,643,923 shares, or 77.26%, of our outstanding ordinary shares, were located in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

        There is currently no trading market for our ordinary shares outside of the United States.

B.	Related Party Transactions

         Supply Agreemen with ECI

        In February 2004, we executed a new supply agreement with ECI, which replaced an earlier supply agreement entered into in October 1999. Under the terms of the new supply agreement, ECI supplies us with the components (‘modules’) for use in our products. We agreed on the prices for these modules after negotiations with ECI. In accordance with its right under the Supply Agreement, ECI stopped manufacturing some of these components as of August 2006. Accordingly, we contracted with an alternate supplier for the manufacture of these components.

         Distribution Agreement with ECI

        In June 2005 we entered into a distribution agreement with ECI under which we appointed ECI as our exclusive distributor in the Russian Federation, Ukraine and Kazakhstan, territories. Under this agreement, ECI, among other things, maintains a business and sales organization in these territories to promote and/or affect the sale of those of our products and services covered by the agreement. The agreement is subject to termination by either party upon three months’ notice. In addition, either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party.

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

        The Company filed a motion to dismiss the amended class action complaint. At a hearing on this motion held on July 17, 2006, the Court granted our motion to dismiss the amended class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the amended class action complaint and we responded by requesting the Court to deny the motion to amend. On March 6, 2007 the Court denied the plaintiff’s motion to further amend the amended class-action. The plaintiffs have 30 days in which they can appeal this decision to an Appellate Court. The Company believes that the plaintiff’s class action claims are without merit and intends to continue defending the case vigorously.

        Other than this lawsuit, we are not party to any material legal proceedings.

Dividend Policy

        We do not expect to pay cash dividends in the foreseeable future.

        We participate in the “alternative benefits program” under the Israeli Law for the Encouragement of Capital Investments, 1959, under which we realize certain tax exemptions. If we distribute a cash dividend from tax-exempt income, we would have to pay corporate tax at a rate of up to 25% on the amount distributed and to withhold an additional 15% of the amount distributed on behalf of the recipient. For more information about the “alternative benefits program,” see “Israeli Taxation–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

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

        There has been no significant change in our financial position since December 31, 2006 other than as stated in Item 5(A), Overview.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

        Our ordinary shares have been quoted on the Nasdaq National Market under the symbol “ECTX” since October 26, 1999. The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the Nasdaq National Market.

	High	Low

Calendar Year:

2002	20.00	7.00
2003	9.70	4.59
2004	5.49	2.11
2005	5.35	3.34
2006	5.75	4.00

Calendar Quarter:

2005:
First Quarter	3.95	3.48
Second Quarter	3.86	3.34
Third Quarter	5.32	3.76
Fourth Quarter	5.35	4.09

2006:
First Quarter	5.19	4.42
Second Quarter	5.75	4.09
Third Quarter	4.45	4.00
Fourth Quarter	5.10	4.57

Calendar Month

November 2006	5.06	4.69
December 2006	4.95	4.79
January 2007	5.22	4.79
February 2007	5.30	5.00
March 2007	5.03	4.40
April 2007	4.65	3.21

B.	Plan of Distribution

         Not Applicable.

C.	Markets

        Our ordinary shares are quoted on the Nasdaq National Market under the symbol ECTX.

D.	Selling Shareholders

         Not Applicable.

E.	Dilution

         Not Applicable.

F.	Expenses of the Issue

         Not Applicable.

Item 10.	Additional Information

A.	Share Capital

         Not Applicable.

B.	Memorandum and Articles of Association

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

        The following sections, to the extent they refer to our articles of association are qualified in their entirety by the articles themselves, filed as an exhibit to our annual report submitted for 2005.

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

        The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is not any other existing shareholder who holds 25% or more of the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company unless there already is another 45% shareholder in the company. If following any acquisition of shares, the acquiror will hold 90% or more of the company’s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the tender offer consideration by court order.

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

        The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

—	Information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

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

        Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

—	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with:

—	Proceedings we institute against him or that are instituted on our behalf or by another person;

—	a criminal charge from which he is acquitted; or

—	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

—	Our articles of association also include provisions:

—	authorizing us to undertake to indemnify an office holder as described above, and

—	setting forth such events which our board of directors deems to be anticipated when the undertaking is given and such

—	amounts and/or criteria determined by our board of directors to be reasonable under the circumstances; and

—	authorizing us to retroactively indemnify an officer or director.

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

        On December 25, 2005 we entered into an agreement with Verint Systems in order to modify certain terms of the asset purchase agreement and other related agreements. According to this additional agreement, all monetary obligations under the agreements between the parties were settled and terminated (except for certain specifically excluded obligations), some of the projects that had been retained by us, the performance of which was subcontracted to Verint, were terminated, and the parties agreed on certain modifications to their mutual engineering support obligations. Such mutual obligations expired at the end of 2006.

Acquisition of Telesoft

        On December 29, 2005, we entered into a Share Sale and Purchase Agreement with Elron Telesoft Ltd., Elron Telesoft Export Ltd., and Elron Electronic Industries Ltd. Pursuant to the agreement, we purchased all of the outstanding share capital of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. from their parent company, Elron Electronic Industries Ltd., as well as all of Elron Electronic Industries Ltd.‘s interest under certain notes and inter-company loan agreements and arrangements between the parent and these subsidiaries. The aggregate purchase price was $2.5 million consisting of $2.1 million in cash paid to Elron Electronic Industries Ltd., as the seller at the closing and $0.4 million in direct transaction costs consisting primarily of professional fees. The acquisition closed in January 2006.

        In addition to the purchase price as mentioned above, we were obligated to pay to Elron Electronic Industries Ltd. an earn-out in the amount of $0.4 million, in accordance with the purchase agreement, which is payable in two deferred installments if certain milestones are met. The earn-out was payable over the period of 12 months following the closing date and as of December 31, 2006, no such earn-out was paid since the aforesaid milestones were not met.

        As part of the agreement, Elron Electronic Industries Ltd., on behalf of itself and its controlled affiliates, made certain commitments to refrain from engaging in any business conducted by its subsidiaries immediately prior to the closing of the Share Sale and Purchase Agreement in the field of revenue assurance.

D.	Exchange Controls

Exchange Controls and Other Limitations Affecting Security Holders

        There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect under which currency controls may be imposed by administrative action at any time.

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

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        Subject to the limitations described below, the following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that owns our ordinary shares as a capital asset, generally, for investment. A U.S. holder is a holder of our ordinary shares who is:

—	an individual citizen or resident of the United States,

—	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof,

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

—	a trust if, in general, (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (or any other entity treated as a partnership for U.S. Federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

        Certain aspects of U.S. federal income tax is relevant to a holder of our ordinary shares that is not a U.S. holder (a "non-U.S. holder") are also discussed below.

        This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares.

        This discussion is based on current provisions of the Internal Revenue Code of 1986 as amended (the “Code”), current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies,

—	have elected mark-to-market accounting,

—	are tax-exempt organizations or retirement plans,

—	granter trusts,

—	certain former citizens or long term residents of the United States,

—	are financial institutions or financial services entities,

—	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments,

—	acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation,

—	real estate investment trusts or regulated investment companies,

—	own directly, indirectly or by attribution at least 10% of our voting power, or

—	have a functional currency that is not the U.S. dollar.

        In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate taxes.

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

Taxation of Dividends Paid on Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in our ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

        Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains currently (a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company,” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

        Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any non-U.S. taxes withheld from the distributions) will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

        U.S. holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

        A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares:

—	If the U.S. holder has not held the ordinary shares for at least 16 days of the 31–day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

—	to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

        Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will generally be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition. A disposition of ordinary shares will be considered to occur on the trade date, regardless of the holder’s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of individual U.S. holders, be subject to a reduced rate of taxation (long term capital gains are currently taxable at a maximum rate of 15% for taxable year beginning in or before December 31, 2010). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

Tax Consequences if we are a Passive Foreign Investment Company

        There is a risk that we may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. As described more fully below, our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

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

        We believe that we were not a PFIC for 2006. However, we could be a PFIC for 2006, if (i) certain of our assets were determined to produce or to be held for the production of passive income or (ii) our conclusions, regarding the value of certain assets or our ordinary shares were challenged, by the United States Internal Revenue Service (“IRS”). In addition, we believe there is a substantial risk that we were a PFIC in 2004 and 2005 as a result of our substantial cash position and the performance of our ordinary shares during those taxable years. If we were a PFIC during 2004 or 2005, U.S. holders who acquired or held our ordinary shares during those taxable years will be subject to the PFIC rules described below regardless of whether we were a PFIC for 2006. However, if we were not a PFIC for 2006, U.S. holders who acquired our ordinary shares in 2006 will not be subject to the PFIC rules, unless we are classified as a PFIC in future years.

        If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gifts) of its ordinary shares or upon the receipt of amounts treated as “excess distributions,” which could result in a reduction in the after-tax return to such U.S. holder. In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by the taxpayer in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution. Under these rules, the excess distribution and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.

        As an alternative to the tax treatment described above, if we are a PFIC, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or in the case of an individual, the item is attributable to a fixed place of business in the United States; or

—	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met does not qualify for an exemption.

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

Transfer Pricing

        In accordance with Section 85A of the Israeli Tax Ordinance, if, in an international transaction, (whereby at least one party is a foreigner or all or part of the income from such transaction is to be taxed abroad as well as in Israel) there is a special relationship (including, but not limited to family relationship or a relationships of control between companies) between the parties, and due to this relationship the price set for an asset, right, service or credit was determined or other conditions for the transaction were set such that a smaller profit was realized then what would have been expected to be realized from a transaction of this nature, then such transaction shall be reported in accordance with customary market conditions and tax shall be charged accordingly. This Section shall apply solely to transactions which transpire after November 29, 2006 at which time regulations with respect to this section were legislated. The assessment of whether a transaction falls under the aforementioned definition shall be implemented in accordance with one of the procedures mentioned in the regulations and is based, among others, on comparisons of characteristics which portray similar transactions in ordinary market conditions, such as profit, the area of activity, nature of the asset, the contractual conditions of the transaction and according to additional terms and conditions specified in the regulations.

General Corporate Tax Structure

        Generally, Israeli companies are subject to corporate tax at the rate of 29% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. Also, regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. The corporate tax rate was reduced in July 2005 such that in 2007, companies will be taxed at a rate of 29%, in 2008 – at a rate of 27%, in 2009 – at a rate of 26% and following 2010 at a rate of 25%. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

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

        A major portion of our production facilities have been granted the status of approved enterprises. Income arising from our approved enterprises facilities is tax-free under the alternative package of benefits described above for the period in which such alternative package is in effect and thereafter, entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprises facilities. Subject to compliance with applicable requirements, the benefits for most of our production facilities in Israel will continue until termination between the years 2001 and 2008. Our current investments in development facilities are made under new approvals. If we fail for any reason to meet the conditions of the approved revised investment program, our future tax benefits under the Law for the Encouragement of Capital Investments will be materially reduced. In light of our carry loss forward, we are currently not in a taxable position.

        We received an approval in principle from the Investment Center with respect to the sale of our government surveillance business to Verint Systems in March 2004. If the Investment Center declines, for any reason, to grant us the final approval, our future tax benefits under the Law for the Encouragement of Capital Investments will be materially reduced.

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

Presentation of interest rate risk (position as of December 31, 2006)

        We do not use any derivative instruments to protect us from fluctuations in interest rates. Details regarding our interest rate exposure are set forth in the table below. Interest rate exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as of
	December 31, 2006	2007	2008	2009	2010	After 2011	December 31, 2006
	(All amounts in thousands of U.S. dollars, except percentages)

Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	11,315	11,315	-	-	-	-	11,315
Weighted-average interest rate	5.21%	5.21	-	-	-	-	-
NIS	1,974	1,974	-	-	-	-	1,974
Weighted-average interest rate	4.10%	4.10	-	-	-	-	-
EUR	212	212	-	-	-	-	212
Weighted-average interest rate	3.22%	3.22	-	-	-	-	-
B. Short-term investments
U.S. dollars	11,441	11,441	-	-	-	-	11,393
Weighted-average interest rate	4.43%	4.43	-	-	-	-	-
C. Long-term marketable securities
U.S. dollars	11,278	-	6,146	5,132	-	-	11,224
Weighted-average interest rate	5.14%	-	4.87	5.47	-	-	3.0

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

        As at December 31, 2006, we had entered into currency forward contracts, ending June 2007, as a hedge against sales contracts receivable as follows:

—	Obligation to sell EUR 280,000 for a total amount of $ 361,746;

—	Obligation to sell EUR 350,000 for a total amount of $ 451,203; and

—	Obligation to sell EUR 369,000 for a total amount of $ 475,088.

Presentation of foreign currency-denominated assets and liabilities
(position as of December 31, 2006)

        Details regarding our foreign exchange exposure are set forth in the table below. Foreign exchange exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as of
	December 31, 2006	2007	2008	2009	2010	After 2011	December 31, 2006
	(All amounts in thousands of U.S. dollars)

Current Assets
NIS	4,629	4,629	-	-	-	-	4,629
U.K. pound sterling	552	552	-	-	-	-	552
Euro	3,698	3,698	-	-	-	-	3,698
Other	-	-	-	-	-	-	-
Total	8,839	8,839	-	-	-	-	8,839
Long-term assets
NIS	114	10	7	96	1	-	114
Current liabilities
NIS	5,667	5,667	-	-	-	-	5,667
U.K. pound sterling	95	95	-	-	-	-	95
Euro	148	148	-	-	-	-	148
Other	-	-	-	-	-	-	-
Total	5,910	5,910	-	-	-	-	5,910
Long-term liabilities
NIS	2,505	-	-	-	-	2,505	2,505

Item 12.	Description of Securities Other Than Equity Securities

         Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

         Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Modification of Rights

         Not applicable.

         Use of Proceeds

        The net proceeds of our initial public offering were $43.2 million. Of the net proceeds, we used $3.0 million to repay a portion of our indebtedness to ECI. The remaining proceeds were invested in cash equivalents and are used for general corporate purposes and funding our current activities.

        In April 2006 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. Since we adopted the plan, we repurchased an amount of 2,304,794 of our ordinary shares for total consideration of $11.5 million. As of December 31, 2006, our total cash, subsequent to the share repurchase, was approximately $37.1 million.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures.

        Our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities and Exchange Act of 1934. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our management evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2006, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

        There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

        At the annual meeting held in September 21, 2006, our shareholders re-appointed Somekh Chaikin, a member firm of KPMG International, to serve as our independent auditors.

        The following table presents fees for professional audit services rendered by Somekh Chaikin for the audit of the Company’s annual financial statements for 2006 and 2005 and for certain taxation matters:

	Year Ended December 31,
	2006	2005

Audit Fees	160,229	240,679
Tax Fees	5,000	15,000

Total	165,229	255,679

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

        In April 2006 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. Since we adopted the plan, we repurchased an amount of 2,304,794 of our ordinary shares for total consideration of $11.5 million.

Purchasing period	The total number of shares purchased as a part of the plan	Average price paid per share	Maximum amount remaining for repurchases under the plan

September 2006	55,400	4.31	$14,760,747

October 2006	1,974,396	4.79	$4,974,923

November 2006	274,998	5.05	$3,585,909

Total	2,304,794

PART III

Item 17.	Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

        See pages F-1 through F-50, incorporated herein by reference.

Item 19.	Exhibits

Exhibit No.	Exhibit

1.1	Memorandum of Association (previously filed as Exhibit to our Registration Statement on Form F-1, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association (as amended on September 26, 2005) (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 15, 2006, and incorporated herein by reference).

4.1	ECtel Managers and Employees Option Allotment Plan, as amended (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000, and incorporated herein by reference) (1)

4.2	ECtel International Employee Stock Option Plan, as amended (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000, and incorporated herein by reference)

4.3	ECtel Director Share Option Plan 1999 (previously filed as Exhibit to our Registration Statement on Form F-1, and incorporated herein by reference).

4.5	Supply Agreement, dated February 9, 2004, by and between ECI Telecom Ltd. and the Registrant

4.6	Form of Non-Exclusive Sales Agency Agreement (Germany) (previously filed as Exhibit to our Registration Statement on Form F-1, and incorporated herein by reference).

4.8	Share and Asset Purchase Agreement, dated August 7, 2001, by and among Telrad Networks Ltd., Telrad Hawk Net-I Ltd. and the Registrant (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed February 28, 2002, and incorporated herein by reference).

4.9	Registration Rights Agreement, dated January 22, 2002, by and between ECI Telecom Ltd. and the Registrant (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed February 28, 2002, and incorporated herein by reference).

4.10	Share Purchase Agreement, dated February 6, 2002, by and among ECI Telecom Ltd., the Registrant and certain investors (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed February 28, 2002 and incorporated herein by reference).

4.11	Registration Rights Agreement, dated February 6, 2002, by and among certain investors and the Registrant (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed February 28, 2002, and incorporated herein by reference).

4.12	ECtel 2003 Share Option Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004 and incorporated herein by reference).

4.13	ECtel 2003 U.S. Employee Stock Option Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004 and incorporated herein by reference).

4.14	Asset Purchase Agreement, dated February 9, 2004, by and between Verint Systems Ltd. and the Registrant (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004 and incorporated herein by reference).

4.15	Joint Intellectual Property Agreement, dated March 31, 2004, by and between Verint Systems Ltd. and the Registrant (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004 and incorporated herein by reference).

4.16	Patent License-Back Agreement, dated March 31, 2004, by and between Verint Systems Ltd. and the Registrant

4.17	Summary Translation of Lease Agreement between the Registrant and Hevrat Mivney Ta'asiya, dated March 2005 (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed June 28, 2005 and incorporated herein by reference).

4.18	2003 Equity Incentive Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 15, 2006, and incorporated herein by reference).

4.19	Form of Indemnification Letter

8.1	List of Subsidiaries

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act

14(a)	Consent of Independent Registered Public Accounting Firm

(1)	English translation from Hebrew original.

(2)	Includes an English translation from Hebrew original of an exhibit attached to this Agreement.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ECTEL LTD. (Registrant) By: /s/ Itzik Weinstein —————————————— Itzik Weinstein President and Chief Executive Officer

Date: May 16, 2007

ECtel Ltd. and Subsidiaries

Consolidated Financial
Statements
as at and for the year ended
December 31, 2006

ECtel Ltd. and Subsidiaries
Consolidated Financial Statements as at and for the year ended December 31, 2006

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
ECtel Ltd.:

We have audited the accompanying consolidated balance sheets of ECtel Ltd. and its subsidiaries (“the Company”), as at December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10I to the consolidated financial statements, a class action lawsuit has been filed against the Company.

As discussed in Note 2N to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
May 16, 2007

Consolidated Balance Sheets as at December 31

		2006	2005
	Note	$ in thousands	$ in thousands

Assets

Current assets
Cash and cash equivalents	14A	14,411	24,860
Short-term investments	4	11,441	14,442
Receivables:
Trade, net of allowance for doubtful accounts	14B	8,926	5,775
Other		927	1,538
Related parties	13D	353	132
Work in progress		353	-
Inventories	3	2,254	2,837

Total current assets		38,665	49,584

Long-term marketable securities	4	11,278	11,986

Long-term other assets	5	1,531	1,464

Property, plant and equipment, net	6	2,342	2,436

Goodwill	7C	11,322	11,701

Other intangible assets, net	8	386	852

Total assets		65,524	78,023

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd and Subsidiaries

		2006	2005
	Note	$ in thousands	$ in thousands

Liabilities and Shareholders' equity

Current liabilities
Trade payables		4,006	4,616
Related parties	13D	18	151
Advances from customers		605	1,445
Other payables and accrued liabilities	14C	8,433	7,435

Total current liabilities		13,062	13,647

Long-term liabilities
Liability for employee severance benefits		2,505	3,008

Total liabilities		15,567	16,655

Commitments and contingencies	10

Shareholders' equity	11
Ordinary shares NIS 0.04 par value per share, Authorized
125,000,000 shares; issued and outstanding 16,364,668
shares as at December 31, 2006 and 18,169,089 shares
as at December 31, 2005		218	214
Treasury shares at cost - 2,304,794 ordinary shares as at
December 31, 2006		(11,472)	-
Capital surplus		75,021	72,664
Accumulated loss		(13,810)	(11,510)

Total shareholders' equity		49,957	61,368

Total liabilities and shareholders' equity		65,524	78,023

ECtel Ltd. and Subsidiaries
Consolidated Statements of Operations for the years ended December 31

		2006	2005	2004
	Note	$ in thousands, except share and per share data

Revenues	14D	28,802	23,151	12,605
Cost of revenues	13, 14E	13,634	10,985	10,271

Gross profit		15,168	12,166	2,334
Research and development costs, net	13, 14F	4,277	3,622	5,390
Selling and marketing expenses	13, 14G	9,502	6,917	9,071
General and administrative expenses	13, 14H	3,812	4,099	8,500
Restructuring and related impairment costs	17	-	360	3,358
Acquisition-related expenses	18	640	-	-
Amortization of acquisition-related
intangible assets	7	466	49	49
Goodwill impairment	7C	-	-	2,186

Operating loss		(3,529)	(2,881)	(26,220)
Financial expenses	13, 14I	(797)	(448)	(267)
Financial income	14I	2,030	1,942	705
Other expenses, net		-	-	(3)

Loss from continuing operations
before taxes on income		(2,296)	(1,387)	(25,785)
Income tax (expense) benefit	12	(4)	20	30

Net loss from continuing operations		(2,300)	(1,367)	(25,755)
Income from discontinued operations, nil tax	19B	-	-	12,260

Net loss		(2,300)	(1,367)	(13,495)

Loss per ordinary share
Basic and diluted loss per ordinary
share from:
Continuing operations		(0.13)	(0.08)	(1.42)
Discontinued operations		-	-	0.68

		(0.13)	(0.08)	(0.74)

Weighted average number of
shares outstanding		17,747,699	18,159,277	18,112,216

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2006, 2005 and 2004

	Ordinary shares	Share capital	Treasury shares	Capital surplus	Accumulated (loss) earnings	Total Shareholders' equity
	Number	$ in thousands

Balance at December 31, 2003	17,995,628	213	-	72,458	3,352	76,023

Stock options exercised and paid (see Note 11B)	155,544	1	-	160	-	161

Net loss	-	-	-	-	(13,495)	(13,495)

Balance at December 31, 2004	18,151,172	214	-	72,618	(10,143)	62,689

Stock options exercised and paid (see Note 11B)	17,917	*	-	46	-	46

Net loss	-	-	-	-	(1,367)	(1,367)

Balance at December 31, 2005	18,169,089	214	-	72,664	(11,510)	61,368

Stock options exercised and paid (see Note 11B)	500,373	4	-	1,362	-	1,366

Share-based compensation	-	-	-	995	-	995

Repurchase of shares (see Note 11C)	(2,304,794)	-	(11,472)	-	-	(11,472)

Net loss	-	-	-	-	(2,300)	(2,300)

Balance at December 31, 2006	16,364,668	218	(11,472)	75,021	(13,810)	49,957

* Represents an amount less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31

	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net loss	(2,300)	(1,367)	(13,495)

Adjustments to reconcile net loss to
cash (used in) provided by operating activities:

Depreciation and amortization	1,077	1,059	1,439
Accrued severance pay	(34)	(31)	97
Decrease in deferred tax	-	-	1,902
(Gain) loss on sale of property, plant and equipment	(11)	50	(57)
Gain from sale of operations	-	-	(24,558)
Premium amortization of long-term marketable securities	139	275	134
Impairment of fixed assets	-	-	917
Goodwill impairment	-	-	2,186
Inventory write-off	-	-	915
(Increase) decrease in trade receivables, net	(3,151)	9,147	15,641
Share-based compensation expenses	995	-	-
Decrease (increase) in other receivables	611	269	(209)
Decrease in recoverable costs and estimated
earnings - not yet billed	-	-	7,175
Decrease in inventories	583	1,652	1,358
Increase in work in progress	(353)	-	-
(Decrease) increase in trade payables	(521)	1,482	(4,195)
(Decrease) increase in advances from customers	(840)	(2,504)	2,407
Changes in related parties, net	(354)	244	(839)
Increase (decrease) in other payables and accrued liabilities	2,562	(6,024)	(12,957)
(Decrease) increase in liability for employee
severance benefits	(503)	113	754

Net cash (used in) provided by operating activities	(2,100)	4,365	(21,385)

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Cash flows from investing activities
Changes in short-term investments, net	5,346	(2,388)	(27)
Capital expenditure on property, plant and equipment	(606)	(354)	(914)
Acquisition of newly consolidated subsidiaries, less cash
acquired (see A below)	-	(1,833)	-
Remaining payments in consideration of acquisition of newly
consolidated subsidiaries	(1,185)	-	-
Long-term (funding) deposits withdrawal	(33)	50	165
Proceeds from sale of property, plant and equipment	11	68	87
Proceeds from disposal of discontinued operations	-	-	35,000
Proceeds from maturity of long-term marketable securities	8,999	2,000	-
Investment in long-term marketable securities	(10,775)	(11,530)	(6,615)

Net cash provided by (used in) investing activities	1,757	(13,987)	27,696

Cash flows from financing activities
Repurchase of shares	(11,472)	-	-
Issuance of ordinary shares	1,366	46	161

Net cash (used in) provided by financing activities	(10,106)	46	161

Net (decrease) increase in cash and cash equivalents	(10,449)	(9,576)	6,472

Cash and cash equivalents at beginning of the year	24,860	34,436	27,964

Cash and cash equivalents at end of the year	14,411	24,860	34,436

Supplemental disclosures:

Income taxes (received) paid, net	-	(1,473)	79

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

2005
$ in thousands

A. Acquisition of newly consolidated subsidiaries (Note 7B)

Trade receivables	(623)
Inventory	(376)
Other receivables	(122)
Trade payables	483
Other payables and accrued liabilities	3,050
Property, plant and equipment, net	(40)
Goodwill	(3,558)
Third party relations	(159)
Core technology	(349)
Customer contracts	(171)
Contractual customer relations	(130)
Long-term assets	(476)
Liability for employees severance benefits	638

Cash paid for net assets acquired	(1,833)

B.       Non-cash transactions

	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Purchase of property, plant and equipment not yet paid	125	214	10

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 1 – General

ECtel Ltd. and its subsidiaries (hereinafter – “the Company”) provide Integrated Revenue Management (IRM) solutions for communications services providers. ECtel Ltd. was established and commenced operations in April 1990. In October 1999, the Company completed an initial public offering of its ordinary shares on the Nasdaq National Market.

On February 9, 2004, the Company sold its Government Surveillance Business to Verint Systems (see Note 19).

On December 29, 2005, ECtel Ltd. acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd., two sister companies held by Elron Electronic Industries Ltd., (see Note 7B).

ECtel Ltd.‘s eight subsidiaries are ECtel Inc., ECtel (2000) UK Limited, ECtel B.V, ECtel GmbH, Telrad Hawk Net-I Ltd. (in voluntary liquidation – see Note 7A(2)), ECtel Telesoft Ltd., ECtel Telesoft Export (98) Ltd. and ECtel EOOD Bulgaria, which was incorporated in December 2006.

Note 2 – Significant Accounting Policies

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

A.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.

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

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”, of the Financial Accounting Standards Board (“FASB”) of the United States.

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

Short-term deposits and marketable securities with maturity dates between 91 to 365 days, are considered to be short-term investments (see also Note 2G).

E.	Doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management bases its determination, among other factors, on information available about the debtors’ financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote (see Note 14B).

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the moving average method.

G.	Long-term marketable securities

Long-term marketable securities consist of Corporate bonds and U.S. Government Agencies debt securities. The Company classifies its debt securities as held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity.

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

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

H.	Property, plant and equipment

1.	These assets are stated at cost less accumulated depreciation.

2.	Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

Machinery and equipment	10% - 33% (mainly 20%)
Office furniture and equipment	6%

3.	Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4.	Upon the sale or retirement of equipment, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of operations.

I.	Goodwill and other intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During 2006 and 2005, the Company performed its annual impairment review of goodwill and concluded that there was no impairment in either year.

Intangible assets that have finite useful lives are amortized over their expected useful lives.

J.	Revenue recognition

1.	Revenues from product sales (which include software) are recognized, in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, when all the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectibility is probable.

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

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

J.	Revenue recognition (cont’d)

The Company uses the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and vendor-specific objective evidence of the fair value of all undelivered elements exists. Vendor-specific objective evidence of fair value is based on the normal pricing practices for those products and services when sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established.

When a software product is sold together with implementation or consulting services, product fees are recognized upon delivery, provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification of the software products and are not essential to the functionality of the software that was delivered.

If, at the outset of an arrangement, the arrangement fee is determined as not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If, at the outset of the arrangement, collectibility is determined to be not probable, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If an arrangement provides for customer acceptance, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period.

2.	Revenues from product maintenance and support contracts are recognized on a straight-line basis over the term of the support period. The majority of the Company’s maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by the Company during the term of the support period.

3.	Revenues from contracts requiring significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for performance of construction type and certain production type contracts”. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

If collectibility is determined as not being probable, the Company recognizes revenues from contracts with significant design, development, modification and customization of the software, using the completed-contract method.

4.	Value added taxes applied on sales collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, are excluded from revenues, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How taxes collected from customers and remitted to Governmental Authorities should be presented in the Income Statement”. The Company has historically presented such taxes on a net basis.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

K.	Research and development costs

1.	Research and development costs, are charged to the consolidated statements of operations as incurred. The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor, (the “OCS”) as a reduction of research and development expenses. Royalties payable to OCS are recognized pursuant to sale of related products and are classified as cost of revenues.

2.	Software development costs are expensed as incurred until the phase where technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers. To date, either the establishment of technological feasibility of the Company’s products and their general release has substantially coincided or costs incurred subsequent to the achievement of technological feasibility have not been material. Accordingly, no software development costs have been capitalized by the Company.

L.	Liability for employee severance benefits, net

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for all of its Israeli employees is partly provided for by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

M.	Income taxes

The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes”.

Under SFAS 109 deferred tax assets and liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and tax credit carryforwards which may be deductible for tax purposes in future years, based on statutory tax rates as these will be applicable to the periods in which such deferred taxes will be realized. The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such assets will not be realized.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

M.	Income taxes (cont’d)

Deferred taxes were not recorded in respect of the following matters –

1.	Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate. This is in accordance with SFAS 109.

2.	Certain undistributed earnings of a foreign consolidated subsidiary, which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists.

Income tax benefit (expense) represents the tax for the period and the change during the period in deferred tax assets and liabilities.

N.	Share incentive plans

Prior to January 1, 2006, the Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed plan stock options as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”. As such, compensation expense was determined on the date of grant only if the current market price of the underlying stock exceeded the exercise price and amortized over the vesting period.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”. This statement replaces SFAS No. 123, and supersedes APB No. 25. SFAS 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award on the date of grant. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under SFAS 123. For stock-based awards granted after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the “Black Scholes” option-pricing model. The value of stock options as noted, is recognized as compensation expense over the requisite service period of the entire award.

In a change from previous standards, SFAS 123(R) also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows. Therefore, excess tax benefits related to stock option exercises in 2006 should be reflected in operating activities. Since the Company recorded a valuation allowance in respect of the entire deferred taxes, no excess tax benefits related to stock option exercises in 2006 are reflected in operating activities.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

N.	Share incentive plans (cont’d)

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations for the year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Share-based compensation cost that has been included in loss from continuing operations and net loss amounted to $995 thousand for the year ended December 31, 2006, and reduced the Company’s basic and diluted earnings per share by $ 0.06.

No pro forma disclosure has been made for periods subsequent to January 1, 2006 as all stock-based compensation has been recognized in net loss. For purposes of the pro forma disclosure relating to years ended December 31, 2005 and 2004 the value of the options is estimated using a “Black-Scholes” option-pricing model and amortized to expense over the options’ service periods with forfeitures recognized as they occurred. The following table illustrates the effect on net loss for the years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock plans prior to adoption of SFAS No. 123(R) on January 1, 2006.

	Year ended December 31
	2005	2004
	(In $ thousands, except per share data)

Net loss as reported	(1,367)	(13,495)
Less: Application of Stock-Based compensation
expense according to SFAS 123	(1,738)	(1,797)

Net loss - pro forma	(3,105)	(15,292)

Basic and diluted loss per ordinary share ($):
As reported	(0.08)	(0.74)

Pro forma	(0.17)	(0.84)

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

O.	Derivative financial instruments

The Company accounts for derivative financial instruments according to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. Derivative instruments include forward exchange and purchase contracts. Under SFAS 133, the Company is required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income under shareholders’ equity until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company does not utilize derivative financial instruments for trading or other speculative purposes. The Company actively evaluates the creditworthiness of the financial institutions that are counter parties to derivative financial instruments, and does not expect counter parties to fail to meet their obligations.

P.	Earnings (loss) per Ordinary Share

Basic and diluted earnings (loss) per ordinary share are presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic earnings (loss) per ordinary share are calculated by dividing the net earnings (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted earnings (loss) per share is the same as basic earnings (loss) per share as the inclusion of 2,351,914, 3,260,493 and 3,072,271 common stock equivalents in 2006, 2005 and 2004 respectively, would be “anti dilutive”.

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

The estimates and assumptions used are management’s best estimates based on experience and historical data, however actual results could differ from these estimates.

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

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

S.	Long-lived assets

The Company accounts for long-lived assets under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized to the extent that the carrying amount value exceeds its fair value. SFAS 144 also requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

T.	Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management’s estimation and in accordance with the Company’s prior experience, (see also Note 10G).

U.	Reclassification

Certain prior year figures have been reclassified to conform to current year presentation.

Note 3 – Inventories

A.	Inventories consist of the following:

	December 31
	2006	2005
	$ in thousands	$ in thousands

Raw materials and components	1,894	2,193
Work in process	337	268
Finished products	23	376

	2,254	2,837

B.	Inventory write-off

Following the Company’s Board of Directors’ decision to abandon certain products, the Company wrote off $915 thousand of inventories during the year 2004, (see also Note 14E).

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits

Regarding the Company’s marketable securities classification, see Note 2D and 2G.

The Company’s investments in marketable securities consist primarily of investments in US Government Agencies and Corporate bonds. Based on management’s evaluation, Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

(1)	The following table summarizes the Company’s marketable securities and deposits at December 31, 2006 and 2005 (regarding assumptions used for estimated fair value, see Note 16):

	December 31, 2006
	Amortized cost	Unrealized gross gains	Unrealized gross losses	Estimated fair value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Held to maturity securities
(carried at amortized cost)

US Government agencies	6,503	-	(26)	6,477
Corporate bonds	4,938	-	(21)	4,917

Short-term investments	11,441	-	(47)	11,394

US Government agencies	8,272	-	(34)	8,238
Corporate bonds	3,006	-	(20)	2,986

Long-term marketable securities	11,278	-	(54)	11,224

	December 31, 2005
	Amortized cost	Unrealized gross Gains	Unrealized gross Losses	Estimated Fair value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Short-term deposits	2,346	-	-	2,346

Held to maturity securities
(carried at amortized cost)

US Government agencies	3,100	-	(27)	3,073
Corporate bonds	8,996	-	(55)	8,941

	12,096	-	(82)	12,014

Short-term investments	14,442	-	(82)	14,360

US Government agencies	7,508	-	(75)	7,433
Corporate bonds	4,478	-	(47)	4,431

Long-term marketable securities	11,986	-	(122)	11,864

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits (cont’d)

(2)	The following table summarizes the Company’s marketable securities by maturity date as at December 31, 2006:

	Amortized cost	Fair value
	$ in thousands	$ in thousands

Maturity date of long-term marketable securities:
2008	6,146	6,113
2009	5,132	5,111

	11,278	11,224

(3)	The following table shows the gross unrealized losses and fair value of the Company’s investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

As of December 31, 2006:

	Less than 12 months		12 months or Greater
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Total Fair value	Total Unrealized Losses
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

US Government
Agencies	7,248	(25)	7,466	(36)	14,714	(61)
Corporate bonds	3,491	(13)	4,413	(27)	7,904	(40)

Total	10,739	(38)	11,879	(63)	22,618	(101)

As of December 31, 2005:

	Less than 12 months		12 months or Greater
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Total Fair value	Total Unrealized losses
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

US Government
Agencies	3,562	(6)	6,924	(96)	10,506	(102)
Corporate bonds	7,230	(17)	6,162	(85)	13,372	(102)

Total	10,792	(23)	13,086	(181)	23,878	(204)

The unrealized losses on the Company’s investments in US Government Agencies and Corporate bonds were caused by interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2006 and 2005.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 – Long-Term Other Assets

	December 31
	2006	2005
	$ in thousands	$ in thousands

Assets held for employees severance benefits	1,371	1,337
Long-term deposits	160	127

	1,531	1,464

Note 6 – Property, Plant and Equipment, net

        Property, plant and equipment consist of the following:

	Machinery and equipment	Office furniture and equipment	Total
	$ in thousands	$ in thousands	$ in thousands

Cost
Balance at January 1, 2006	6,004	299	6,303
Additions	491	26	517
Disposals	(25)	-	(25)

Balance at December 31, 2006	6,470	325	6,795

Accumulated depreciation
Balance at January 1, 2006	3,838	29	3,867
Depreciation for the year	592	19	611
Disposals	(25)	-	(25)

Balance at December 31, 2006	4,405	48	4,453

Property, plant and equipment, net

Balance at December 31, 2006	2,065	277	2,342

Property, plant and equipment, net

Balance at December 31, 2005	2,166	270	2,436

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 – Acquisitions

A.	Acquisition of Telrad Hawk Net-I Ltd.

1.	On October 1, 2001, ECtel Ltd. acquired all of the outstanding shares of Telrad Hawk Net-I Ltd. (“Net-I”). As a result of the purchase of Net-I, goodwill in the amount of $16,348 thousand was created (as at the date of purchase).

2.	On December 29, 2004, Net-I shareholders meeting resolved on voluntary liquidation process by creditors, under the Companies Law – 1983.

In addition, Net-I shareholders appointed an attorney to serve as Net-I’s liquidator.

There is no significant effect on the consolidated financial statements by the aforesaid process.

3.	The following table summarizes the allocation of acquired intangible assets:

	As at December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Amortized intangible assets:
In process research and development costs (*)	916	916	916
Current technology	251	251	251
Customer contracts	119	119	119

	1,286	1,286	1,286

Less - accumulated amortization	(1,286)	(1,243)	(1,194)

Total	-	43	92

(*)	Fully amortized at date of purchase.

Amortization expenses were $43 thousand, $49 thousand and $49 thousand for the years ended December 31, 2006, 2005 and 2004, respectively, and were recorded in research and development costs.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 – Acquisitions (cont’d)

B.	Acquisition of Elron Telesoft Ltd. and Elron Telesoft Export Ltd.

1.	On December, 29, 2005, (hereinafter – “the closing date”) ECtel Ltd. acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd., two sister companies (hereinafter – “the acquired companies” or “Telesoft”) held by Elron Electronic Industries Ltd. (hereinafter – “the Seller”).

The acquired companies are engaged in the development and marketing of software solutions for the management of large communications and internet networks. The acquired companies have developed a line of products, including Revenue Assurance Solution for communications services providers. The acquisition of the acquired companies will allow ECtel to provide Integrated Revenue Management (IRM) solutions for communications services providers.

The transaction was accounted for by the purchase method in accordance with SFAS No. 141, "Business Combinations".

The effect of the acquisition is reflected in the consolidated balance sheet as at December 31, 2005.

2.	The purchase price paid to the Seller was approximately $2,100 thousand in cash, plus potential earn-outs based on successful completion of certain milestones, according to the purchase agreement, amounting to $400 thousand, in two deferred installments, over a period of 12 months following the closing date. As of December 31, 2006, no additional payments had been made, as milestones have not been met.

The aggregate purchase price is $2,504 thousand and was comprised of the following:

(1)	$2,100 thousand in cash paid by the Company to the Seller, according to the purchase agreement.

(2)	$404 thousand direct transaction costs consisting primarily of professional fees.

3.	As a result of the purchase of Telesoft, goodwill in an amount of $3,558 thousand was created (as at the date of purchase). During January 2006, the Company paid to the Seller an additional amount of $21 thousand for adjustments, according to the purchase agreement.

As of the date of acquisition, the Company identified a certain pre-acquisition liability with respect to possible royalty payments to a third party in the amount of $400 thousand, which was not recorded in Telesoft’s books. During the year 2006, the Company reevaluated the liability and decided to reverse it, due to management’s assessment and future estimations. This action, net of the additional payment to the Seller, as mentioned above, decreased goodwill to the amount of $3,179.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 – Acquisitions (cont’d)

B.	Acquisition of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (cont’d)

4.	The following tables summarize the allocation of acquired intangible assets and estimated amortization expense:

	As at December 31, 2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
	$ in thousands

Amortized intangible assets:
Third party relations	159	(159)	-
Core technology	349	(67)	282
Customer contracts	171	(171)	-
Contractual customer relations	130	(26)	104

Total	809	(423)	386

Future estimated amortization expenses:

Year ended December 31, 2006
$ in thousands

2007	96
2008	96
2009	96
2010	98

Total	386

C.	Goodwill

	Year ended December 31
	2006	2005
	$ in thousands

Original amount, as adjusted (see also Note 7A(1) and 7B(3))	19,527	19,906
Goodwill impairment	(8,205)	(8,205)

	11,322	11,701

The Company conducts its annual goodwill impairment test as of June 30 every year.

As at June 2003, the Company impaired the goodwill by $6,019 and as at June 2004, the Company impaired the goodwill by an additional $2,186.

The Company performed annual impairment tests during 2006 and 2005 and did not identify any further impairment losses.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 – Other Intangible Assets, net

	December 31
	2006	2005
	$ in thousands	$ in thousands

Net I acquisition - original cost (see Note 7A(3))	1,286	1,286
Telesoft acquisition - original cost (see Note 7B(4))	809	809

	2,095	2,095

Less - accumulated amortization	(1,709)	(1,243)

	386	852

The amortization expenses were $466 thousand, $252 thousand and $49 thousand for each of the years ended December 31, 2006, 2005 and 2004, respectively, and were recorded in amortization of acquisition-related intangible assets.

Note 9 – Liability for Employee Severance Benefits

A.	Employees of the Israeli Companies

Under Israeli law and labor agreements, Israeli companies are required to make severance and pension payments to its retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.	The liability in respect of certain employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The custody and management of the amounts so deposited is independent of any control by the Israeli companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

For certain part of the Company’s employees, the payments to the pension funds and insurance policies discharge the Company’s obligation to the employees, as required by the Severance Pay Law, in connection with Section 14.

Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans are included in the balance sheet.

3.	Expenses recorded in respect of severance and pension pay for the years ended December 31, 2006, 2005 and 2004 are $133 thousand, $124 thousand and $661 thousand, respectively.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 9 – Liability for Employee Severance Benefits (cont’d)

B.	Employees of U.S consolidated subsidiary

The U.S consolidated subsidiary sponsors a 401(K) defined contribution plan which permits its employees to make contributions on a pre-tax basis subject to the limits specified in the Internal Revenue Code. These contributions are not subject to federal income taxes until distributed to the employees. The subsidiary matches the employees’ contribution up to 5% of the employees’ earnings.

The subsidiary’s matching contributions with respect to this plan were $36 thousand, $42 thousand and $100 thousand in 2006, 2005 and 2004, respectively.

Note 10 – Commitments and Contingencies

A.	Lease commitments

The Company has entered into operating leases (in respect of premises and motor vehicles) in Israel and abroad. The agreements expire on various dates from 2007 to 2012 (some have renewal options) and are in US dollars, local currencies or linked to the US dollar.

Future minimum annual rental payments which the Company is committed to pay under the above leases, at rates in effect at December 31, 2006, are as follows:

Year ending December 31:	$ in thousands

2007	1,173
2008	1,085
2009	525
2010	413
2011 and thereafter	624

As to rent expense in connection with the Company’s leased premises, see Note 14J.

B.	Royalty commitments

The Company is committed to pay royalties for several approved programs to the Government of Israel, Ministry of Industry and Commerce and Office of Chief Scientist (hereinafter – “OCS”) , on proceeds from sales of products in which the Israeli Government participated by way of grants for research and development. As at December 31, 2006, the Company had received, for remaining programs after repayment of some of the programs, as mentioned below, a total of $432 thousand in grants and had paid or accrued a total of $90 thousand in royalties. The royalties are computed at the rate of 3%-3.5% of the aggregate proceeds from sale of such products, up to an amount not exceeding 100% of such grants plus interest at the LIBOR rate. Royalties to the Government of Israel are presented in cost of revenues, (see Note 14E).

In April 2006, the Company repaid to the OCS an amount of $364 thousand, which represents the entire obligation of Telesoft, in connection with the grants participation received in prior years.

During the fourth quarter of 2006, the Company committed to repay in full its primary program, which the OCS had sponsored during prior years and in the R&D efforts of which the OCS had participated. The total amount to be paid to the OCS is approximately $3 million, which includes interest accrued on the outstanding balance of the amounts funded. Such amounts funded are presented in the cost of revenues (see also Note 14C). The repayment will be made in five installments during 2007.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies (cont’d)

C.	Capital expenditure commitments

The Company invests in capital expenditures according to “Approved Enterprise” programs. As at December 31, 2006, no investments are to be made in current approved programs (see Note 12A1).

D.	Guarantees

At December 31, 2006, the Company has granted guarantees to third parties in the sum of $2.3 million mainly as performance guarantees that can be demanded in case of material breach of contracts. The expiration dates of the guarantees are from January 2007 through December 2007.

E.	Financial instruments

1.	Forward exchange contracts

The geographical distribution of the Company’s operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates. Financial instruments are utilized by the Company to reduce these risks.

The Company enters into forward exchange contracts to hedge existing non-dollar assets and liabilities.

As at December 31, 2006, the Company has entered into currency forward contracts, ending June 2007, as a hedge against receivables as follows:

a)	Obligation to sell EUR 280,000 for a total amount of $361,746.
b)	Obligation to sell EUR 350,000 for a total amount of $451,203.
c)	Obligation to sell EUR 369,000 for a total amount of $475,088.

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

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies (cont’d)

F.	Commitments to indemnify directors and office holders

The Company’s Articles of Association include, but are not limited to, the following provisions in connection with the protection, indemnification and insurance of its directors and officers:

(1)	The Company may prospectively exculpate an Office Holder from all or some of the Office Holders’ responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company to the fullest extent permitted by the Companies Law.

(2)	The Company may indemnify an Officer Holder in respect of an obligation or expense imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, to the fullest extent permitted by the Companies Law.

(3)	The Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, to the fullest extent permitted by the Companies Law.

In this regard, the Company enters into Indemnification Agreements with its directors and officers and purchases D&O liability insurance coverage.

G.	Liability for warranty

The Company has made provision for its product warranty to its customers, in accordance with management judgment and based on past experience, see Note 14C.

	December 31 2006	December 31 2005	December 31 2004
	$ in thousands	$ in thousands	$ in thousands

Balance outstanding at beginning of the year	619	522	980
Warranty expenses	(358)	(449)	(773)
Warranties for products sold	633	519	441
Lapsed warranties	(256)	(136)	(126)
Balance related to the acquisition of Telesoft	-	163	-

Balance outstanding at end of the year	638	619	522

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies (cont’d)

H.	Negative pledge

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

On the basis of the above-mentioned negative pledge, the Bank has agreed to grant various credit facilities and/or banking services to the Company. The credit facilities granted by the Bank to the Company and outstanding as of December 31, 2006 are approximately $1.2 million for guarantees issued by the Bank in favor of third parties, at the request of the Company.

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

The Company filed a motion to dismiss the amended class action complaint and a hearing on said motion was held on July 17, 2006. At said hearing the Court granted ECtel’s motion to dismiss the amended class action complaint. Following said dismissal, plaintiff filed a motion to further amend the amended class action complaint and the Company responded requesting the Court to deny and strike plaintiff’s motion.

On March 6, 2007, the Court denied the plaintiffs’ motion to further amend the amended class action. Plaintiff notified the Company of their intention to appeal the lower Court’s ruling. The Court of Appeal for the Fourth Circuit issued a briefing schedule for the appeal. However, the parties have agreed to file a motion to postpone the appeal schedule pending the decision of the United States Supreme Court in a case entitled Tellabs Inc. v. Makor Issues & Rights Ltd., which is expected in June or July 2007. The issue to be decided in the Tellabs case is arguably relevant to the instant case.

No liability has been recorded in these consolidated financial statements.

Note 11 – Shareholders’ Equity

A.	Authorized, issued and outstanding share capital

	Issued and outstanding shares		Authorized
	December 31		December 31
	2006	2005	2006	2005
	Number of shares		Number of shares

NIS 0.04 par value per share	16,364,668	18,169,089	125,000,000	125,000,000

The Company’s shares are traded in the United States and listed on Nasdaq National Market.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive (stock options and restricted shares plans)

1.	The Company’s Share Option Plan (the “ECtel Plan”) was adopted by the Board of Directors on June 15, 1998.

The ECtel Plan provides that options may be granted to senior employees or managers of the Company or its subsidiaries pursuant to (a) one or more sub-plans designed to benefit Israeli employees from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

The Company’s 2003 Share Option Plan (the “2003 Share Option Plan”) was adopted by the Board of Directors on August 3, 2003.

The purpose of the 2003 Share Option Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or its subsidiary, whether Israeli or non-Israeli, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Plan is designed to allow the grantees to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance (New Version) 1961, or the Tax Ordinance, as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, or, with respect to non-Israeli grantees, the applicable laws relevant in the country of residency of such grantees.

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

2.	The Company began using Stock Appreciation Rights (“SAR”) as its primary stock-based incentive compensation, in November 2006. Prior to such time, stock options were primarily used for stock-based incentive compensation.

In April 2006, the Company’s shareholders approved an amendment to 2003 Share Option Plan (hereinafter – “2003 Equity Incentive Plan”).

The 2003 Equity Incentive Plan: (i) increased the number of shares reserved for issuance under the 2003 Equity Incentive Plan by 2,000,000 shares, from 1,700,000 shares to 3,700,000 shares, (ii) added Restricted Stock Units and Stock Appreciation Rights to the types of awards available for issuance under the 2003 Equity Incentive Plan, (iii) terminated the ECtel Ltd. 2003 U.S. Employee Stock Option Plan (the “2003 U.S. Plan”) and (iv) consolidated the terms of the 2003 U.S. Plan into the 2003 Equity Incentive Plan so that the Company will have only one equity incentive plan under which it makes awards.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive (stock options and restricted shares plans) – (cont’d)

3.	Stock option grants during the reporting period

3.1	In May 2004, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 480,000 ordinary shares. In May 2004, the Company granted 480,000 options to employees. The exercise price is $3.14 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing May 2005.

3.2	In July 2004, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to directors of options to purchase a total of 60,000 ordinary shares. In July 2004, the Company granted 60,000 options to Directors. The exercise price is $2.63-2.77 per share. The options vest 33% after one year and the rest in 8 equal quarterly installments commencing July 2005.

3.3	In August 2004, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees and directors of options to purchase a total of 692,808 ordinary shares. In August 2004, the Company granted 330,500 options to employees and 362,308 options to directors. The exercise price ranges between $2.43 and $2.81 per share. The employee options vest 25% after one year and the rest in 12 equal quarterly installments, commencing on various dates from August 2005 to November 2005. The director options vest 33% immediately, 33% after 6 months and the rest over 1 year afterwards.

3.4	In December 2004, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 50,000 ordinary shares. In December 2004, the Company granted 50,000 options to employees. The exercise price is $3.56 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing December 2005.

3.5	In February 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 120,000 ordinary shares. In February 2005, the Company granted 120,000 options to employees. The exercise price is $3.64 per share. These options vest in 12 equal quarterly installments commencing May 2005.

3.6	In May 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 100,000 ordinary shares. In May 2005, the Company granted 100,000 options to employees. The exercise price is $3.70 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing May 2006.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive (stock options and restricted shares plans) – (cont’d)

3.	Stock option grants during the reporting period (cont’d)

3.7	In August 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 45,000 ordinary shares. In August 2005, the Company granted 45,000 options to employees. The exercise price is $4.54 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing August 2006.

3.8	In November 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 75,000 ordinary shares. In November 2005, the Company granted 75,000 options to employees. The exercise price is $4.97 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing November 2006.

3.9	In January 2006, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 170,000 ordinary shares. In January 2006, the Company granted 170,000 options to employees. The exercise price is $4.47 – 4.63 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing January 2007.

3.10	In November 2006, the Board of Directors authorized, under the 2003 Equity Incentive Plan, the grant to employees of options to purchase a total of 640,000 ordinary shares. In November 2006, the Company granted 620,000 options to employees and 20,000 options to directors. The exercise price is $4.86 per share. These employee options vest 25% after one year and the rest in 3 equal annually installments commencing November 2007. The director options vest 33% after one year and the rest in 8 equal quarterly installments commencing November 2007.

During 2006, the Company recorded share-based compensation expenses in the amount of $995 thousand, in accordance with SFAS No. 123(R).

None of the above stock options were granted at exercise prices below the market price of the ordinary shares on the date of the grant.

The total intrinsic value of abovementioned options that vested prior to December 31, 2005 was zero.

The total intrinsic value of options exercised during the year ended December 31, 2006, was $ 42 thousand.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive (stock options and restricted shares plans) – (cont’d)

4.	Following is a summary of options activity under the Company’s stock-based incentive compensation plans during the years ended December 31, 2006, 2005 and 2004:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			In years	$ in thousands

Balance at January 1, 2004	2,743,536	$8.57

Granted	1,282,808	2.87
Exercised	(155,544)	1.04
Forfeited and expired	(798,529)	9.97

Balance at
December 31, 2004	3,072,271	6.22

Granted	340,000	4.07
Exercised	(17,917)	2.59
Forfeited and expired	(133,861)	8.20

Balance at
December 31, 2005	3,260,493	5.93

Granted	810,000	4.80
Exercised	(500,373)	2.74
Forfeited and expired	(1,218,206)	7.97

Balance at
December 31, 2006	2,351,914	$5.20	6.2	148

Exercisable at
December 31, 2006	1,256,197	$5.93	5.6	148

5.	Following is a summary of non-vested options activity as of December 31, 2006, under the Company’s stock-based incentive compensation plans:

	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2006	855,209	$2.10
Granted	810,000	2.29
Vested	(468,500)	2.30
Forfeited	(100,992)	1.62

Non-vested at December 31, 2006	1,095,717	$2.17

As of December 31, 2006, there was $ 2,385 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements under Company’s stock-based incentive compensation plans which is expected to be recognized over the weighted average period of 3 years. The total fair value of shares vested during the year ended December 31, 2006 was $ 1,079 thousand.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

B.	Share incentive (stock options and restricted shares plans) – (cont’d)

6.	Fair value method

The Company has determined the weighted average fair value per option of stock-based arrangements granted during 2006, 2005 and 2004 to be $2.29, $2.79 and $1.61, respectively. The fair values of the stock based compensation awards granted were estimated using the “Black Scholes” option pricing model with the following assumptions:

Year of grant	Expected dividend yield	Expected option life	Expected volatility	Risk free interest rate	Fair value $

May 2004	-	4.00	74.17%	3.90%	1.81
July 2004	-	4.00	73.06%	3.60%	1.55
August 2004 (employees)	-	3.00	73.06%	3.40%	1.40
August 2004 (directors)	-	4.00	73.06%	3.40%	1.49
December 2004	-	4.00	68.85%	3.60%	1.94
February 2005	-	6.00	77.49%	3.83%	2.51
May 2005	-	6.25	74.38%	3.47%	2.53
August 2005	-	6.25	74.56%	4.10%	3.14
November 2005	-	6.25	72.05%	4.10%	3.37
January 2006	-	6.11	71.05%	4.47%	3.00
January 2006	-	6.11	70.96%	4.31%	3.09
November 2006 (employees)	-	4.25	46.42%	4.61%	2.09
November 2006 (directors)	-	4.00	46.35%	4.61%	2.03

The Company has determined the fair value of stock-based arrangements as follows:

The expected option life represents the weighted average period of time that options granted are expected to be outstanding. The expected life of the options granted to employees and directors during 2005 and 2006, is calculated based on the Simplified Method as allowed under SAB 107, giving consideration to the contractual term of the options and their vesting schedules.

The Company estimates its expected stock volatility based on its own historical stock volatility.

C.	Treasury Shares

In April 2006, the Company’s Board of Directors authorized a plan for repurchase of the Company’s ordinary shares on the open market in an amount in cash of up to $15 million. Under the repurchase plan, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase plan was for one year and may be suspended from time to time or discontinued.

As of December 31, 2006, the Company repurchased 2,304,794 shares of its common stock for total consideration of $11.5 million, at an average purchase price of $4.98 per share.

The share repurchases were funded from available working capital.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 – Income Taxes

A.	Tax programs under various Israeli tax laws:

Israeli Companies

(1)	Israeli income tax is computed on the basis of the Israeli companies’ results in nominal NIS determined for statutory purposes. The Companies are assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Israeli Law for Encouragement of Capital Investments – 1959, ECtel Ltd. was awarded “Approved Enterprise” status under the government alternative benefits track. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which ECtel Ltd. will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income.

The income derived from an Approved Enterprise will be exempt from tax for a two year period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). At December 31, 2006 approximately 97% of the cost of ECtel Ltd.‘s production facilities represented Approved Enterprise facilities (2005 – 87%; 2004 – 41%).

Dividend distributions originating from the income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which ECtel Ltd. received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% – 25%, depending on the percentage of foreign investment holding in ECtel Ltd. as defined by the Law for Encouragement of Capital Investments – 1959.

If ECtel Ltd. derives income from sources other than the Approved Enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see Note 12H below).

On March 30, 2005, an amendment to the Law for Encouragement of Capital Investments -1959 became effective. The primary changes are as follows:

—	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

—	Tax benefits of the Alternate Path include lower tax rates or not tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Companies (cont’d)

(1)	(cont’d)

—	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

The amendments to the Law for Encouragement of Capital Investments – 1959 do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

As at December 31, 2006, ECtel Ltd. has ended its investments in investment programs under previous approval and currently is subject to the requirements of the law after aforesaid reform, see also Note 10C.

In light of its current carryforward losses, ECtel Ltd. is currently not in a taxable position.

(2)	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

ECtel Ltd. is an “Industrial Company” as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

(3)	Tax rates applicable to income from other sources in Israel.

Income not eligible for “Approved Enterprise” benefits as mentioned above is taxed at the ordinary tax rate of 31%, (also see Note 12H).

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

B.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed based upon tax laws in their countries of domicile.

C.	Taxes on income

Income tax (expense) benefit included in the consolidated statements of operations is comprised as follows:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Current and previous years taxes relating to -
Israeli operations	-	296	1,945
Foreign operations	(4)	(276)	(13)

	(4)	20	1,932

Deferred taxes relating to -
Israeli operations	-	-	(1,902)

	-	-	(1,902)

	(4)	20	30

D.	Loss from continuing operations before taxes on income

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

ECtel Ltd. and its Israeli subsidiaries	(3,510)	(1,612)	(19,110)
Foreign subsidiaries	1,214	225	(6,675)

	(2,296)	(1,387)	(25,785)

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

E.	Reconciliation of the statutory tax expense to actual tax expense

A reconciliation of the statutory tax (benefit) expense, assuming all income is taxed at the statutory rate (see Note 12G) applicable to the income of companies in Israel, and the actual tax (benefit) expense is as follows:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Loss from continuing operations before taxes on income
as reported in the consolidated statements of operations:	(2,296)	(1,387)	(25,785)

Statutory tax rate	31%	34%	35%

Benefit computed at statutory tax rate	(712)	(472)	(9,025)
Tax adjustment in respect of foreign subsidiaries
different tax rates	134	(102)	(217)
Goodwill impairment	-	-	765
Decrease in taxes resulting from "Approved
Enterprise" benefit (1)	425	607	5,820
Valuation allowance	294	383	3,741
Taxes in respect of prior years	-	(296)	-
Non-deductible expenses	429	90	109
Other	(566)	(230)	(1,223)

Actual tax (benefit) expense	4	(20)	(30)

(1) Per share amounts
(basic and diluted) of the tax benefit
resulting from the exemption	0.02	0.03	0.32

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

F.	Components of deferred income tax

The Company recognizes deferred tax benefits based on management’s expectation that future taxable earnings will be achieved. A valuation allowance has been recorded in respect of the entire balance of deferred tax assets as management concluded that at December 31, 2006 it is more likely than not that such assets will not be realized.

Deferred income tax consists of future tax assets attributable to the following:

	December 31
	2006	2005
	$ in thousands	$ in thousands

Current deferred tax asset:

Accrued expenses	9	1
Inventory	6	(3)
Vacation pay accruals	126	90
Allowance for doubtful accounts	2,062	2,647
Research and development costs	437	637

Gross current deferred tax asset	2,640	3,372

Less - valuation allowance	(2,640)	(3,372)

Net current deferred tax asset	-	-

Long term deferred tax asset:

Liability for employee severance benefits	144	286
Operating and capital loss carryforwards	19,144	17,521
Property, plant and equipment	52	117
Research and development costs	167	557

Gross long term deferred tax asset	19,507	18,481

Less - valuation allowance	(19,507)	(18,481)

Net long-term deferred tax asset	-	-

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

G.	Tax assessments and carryforward tax losses

Final tax assessments have been received by the Israeli companies through the 2001 tax year.

The U.K. and U.S. subsidiaries are currently undergoing examinations by the tax authorities. In the opinion of management and its tax advisors, at the present time it is too early to indicate the probable outcome of these examinations.

The Israeli Companies have tax loss carryforwards of approximately $99 million which can be carried forward indefinitely.

The UK subsidiary has a tax loss carryforward of approximately $2 million which can be carried forward indefinitely. However, starting in 2006, the UK subsidiary’s losses cannot be offset against current income, in accordance with the tax laws of the United Kingdom.

The US subsidiary has a tax loss carryforward of $7 million which will expire between 2023 and 2024.

The German subsidiary has a tax loss carryforward of approximately $0.3 million which can be carried forward indefinitely.

H.	Reduction in the company tax rate

On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – the Amendment).

The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2007 – 29%, 2008 – 27%, 2009 – 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

This change had no effect on the financial statements of the Company.

Note 13 – Related Party Transactions

A.	Generally, related parties are comprised of principal shareholders (those owning 10% or more of the Company’s share capital) and their subsidiaries and affiliates as well as other affiliates of the Company.

Transactions with related parties are mainly comprised of sales of some of the Company’s products and purchases from related parties in respect of cost of revenues.

All transactions with related parties are in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 13 – Related Party Transactions (cont’d)

B.	In June 2006, ECI Telecom Ltd. (hereinafter “ECI”), a principal shareholder, distributed ECtel’s shares to ECI’s shareholders and, therefore, ceased being a principle shareholder. The data in Note 13E represents transactions with ECI during 2006 until the date it ceased being a principal shareholder, and with others, as mentioned below.

The Company had various agreements with ECI. The agreements effective throughout 2006 are as follows:

1.	An administrative agreement for certain services including intellectual property services and communication services. For the performance of each service, the Company paid ECI amounts as agreed upon in the agreement.

2.	A supply agreement with ECI, under which ECI supplies the Company with the components (hereinafter: “modules”) for use in its products.

According to the supply agreement, ECI has informed the Company that it will stop manufacturing some of the modules as of August 2006. The Company has initiated discussions with an alternative supplier that has performed manufacturing services for ECI, in relation to these modules.

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

In addition, the Company will provide services to those customers who purchase its products from ECI, subject to a standard warranty. The agreement which expired on December 31, 2005, provided that subsequent to that date, it continues in full force and effect until such time as either party gives the other party three months’ notice. In addition, either party may terminate the agreement at anytime upon a material breach by the other party or in the event of liquidation or similar consequences of the other party.

C.	Starting July 2006, and following distribution of ECtel’s shares by ECI as mentioned above, the Company accounts for several commercial agreements with certain vendors and customers as transactions with related parties, in accordance with disclosure provisions set forth in SFAS No. 57 “Related Parties Disclosures”. The agreements existed prior to the date when the customers and vendors became related parties. IDB Group, an Israeli publicly-traded entity on the Tel Aviv Stock Exchange, is a principal shareholder, which holds indirectly and through several intermediaries, approximately 31% of the Company’s shares.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 13 – Related Party Transactions (cont’d)

C.	(cont’d)

Two of the Company’s customers and vendors are accounted for as affiliates of IDB Group. Related transactions are disclosed as follows:

1.	The Company has various commercial agreements with Cellcom Ltd., an Israeli cellular communications operator. Under some of the agreements the Company acts as a vendor, and under other, as a customer. For the performance of the aforesaid agreements the Company pays and is paid by Cellcom amounts as agreed upon in the commercial agreements.

2.	The Company has various commercial agreements with 013 Barak Ltd., an Israeli international voice telecommunication services provider. Under some of the agreements, the Company acts as a vendor, and under other, as a customer. For the performance of the aforesaid agreements, the Company pays and is paid by 013 Barak amounts as agreed upon in the commercial agreements.

D.	Balances due to or from related parties:

	December 31
	2006	2005
	$ in thousands	$ in thousands

Assets:
Trade receivables, net	353	132

Liabilities:
Trade payables	6	151
Other payables	12	-

E.	Income from and expenses to related parties:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Sales	518	190	2
Purchase from related parties	253	304	813
Research and development costs	-	46	67
Selling and marketing expenses	478	253	474
General and administrative expenses	83	61	109
Financial (income) expenses	(14)	9	22

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information

Balance sheet:

A.	Cash and cash equivalents

Including short-term deposits and marketable securities in the amount of $11,709 thousand as at December 31, 2006 (December 31, 2005 – $23,847 thousand).

B.	Trade Receivables

1.	Net of provision for doubtful accounts of $13,374 thousand as at December 31, 2006 (December 31, 2005 - $18,051 thousand).

The activity in the allowance for doubtful accounts for the years ended December 31 is as follows:

	December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Allowance for doubtful accounts
at the beginning of the year	18,051	20,637	14,603
Additions charged to doubtful debt expense	-	1,917	6,984
Write-down charged against the allowance	(4,031)	(1,997)	-
Recoveries of amounts previously reserved	(646)	(2,506)	(950)

Allowance for doubtful accounts
at the end of the year	13,374	18,051	20,637

2.	A substantial portion of the Company’s sales are to large telecommunications service providers. In certain cases the Company obtains collateral from its customers, such as letters of credit and promissory notes.

3.	The Company entered into accounts receivable factoring agreements with a number of financial institutions (“banks”). Under terms of the agreements, the Company has the option to factor receivables, with the bank on a non-recourse basis, provided that the bank approves the receivables in advance. The Company continues to be obligated in the event of a commercial dispute, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer.

As of December 2006 no trade receivables were sold (December 31, 2005 – $423 thousand).

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

C.	Other Payables and Accrued Liabilities

	December 31
	2006	2005
	$ in thousands	$ in thousands

Employees and social benefits	2,525	3,382
Government authorities	1,210	1,068
Chief Scientist (see also Note 10B)	2,994	1,263
Commissions payable	1,064	574
Product warranty liability (see Note 10G)	638	619
Other payables	2	529

	8,433	7,435

D.	Disclosures about segments and related information

1.	Information on sales by geographic distribution:

Revenues are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Europe	16,341	11,166	7,244
Americas	6,303	8,607	3,324
Asia Pacific and other	2,006	817	1,117
Middle East and Africa	4,152	2,561	920

	28,802	23,151	12,605

2.	Sales to single customers exceeding 10% of sales:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Customer A	4,620	2,341	2,793
Customer B	-	-	1,412
Customer C	-	-	1,316

	4,620	2,341	5,521

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information (cont’d)

3.	Long-lived assets on a geographical basis:

	Israel	United States	Europe	Total
	$ in thousands

December 31, 2006	13,959	-	91	14,050
December 31, 2005	14,702	-	-	14,702
December 31, 2004	11,195	-	6	11,201

E.	Cost of revenues:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Materials and components	4,656	3,257	2,757
Salaries, wages and employee benefits	4,480	3,681	4,174
Depreciation	109	164	115
Royalties to Chief Scientist	2,300	700	351
Share-based compensation	71	-	-
Other manufacturing and service costs	1,435	1,531	1,365

	13,051	9,333	8,762
Decrease in inventories	583	1,652	594
Inventory write off	-	-	915

	13,634	10,985	10,271

F.	Research and development costs, net:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Expenses incurred	4,485	4,082	6,753
Share-based compensation	24	-	-
Less - grant participations	(232)	(460)	(1,363)

	4,277	3,622	5,390

G.	Selling and marketing expenses:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Salaries and employee benefits	2,846	2,699	3,677
Agents' commissions	3,892	1,405	1,637
Advertising and exhibitions	313	218	186
Domestic and foreign travel	723	512	847
Share-based compensation	488	-	-
Other expenses	1,240	2,083	2,724

	9,502	6,917	9,071

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont'd)

H.	General and administrative expenses:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Salaries and employee benefits	1,921	1,924	2,184
Doubtful debt expense (recovery)	(646)	(589)	4,659
Share-based compensation	412	-	-
Other administrative and general expenses	2,125	2,764	1,657

	3,812	4,099	8,500

I.	Financial income and expenses:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Financial expenses:
Interest and bank charges (see also Note 10B)	707	390	153
Exchange rate differences (see Note 2(B))	90	58	114

	797	448	267

Financial income:
Interest, mainly on bank deposits and
marketable securities	1,980	1,923	578
Exchange rate differences (see Note 2(B))	50	19	127

	2,030	1,942	705

J.	Supplementary statement of operations information:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Maintenance and repairs	568	801	1,160
Depreciation of property, plant and equipment	586	807	968
Taxes (other than income taxes)	116	99	169
Rent of premises	557	617	746
Lease of vehicles	849	628	771

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 – Balances in Currencies Other Than the U.S Dollar:

A.	Comprised of:

	December 31, 2006					December 31, 2005
	Israeli currency		Other foreign currency		Total	Israeli currency		Other foreign currency			Total
	Linked(*)	Unlinked	Euro	Pounds Sterling		Linked(*)	Unlinked	Euro	Pounds Sterling	Others
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Assets
Trade receivables, net	-	1,955	3,379	518	5,852	-	638	1,342	211	-	2,191
Other current assets	-	2,634	319	34	2,987	-	1,522	114	114	-	1,750
Long-term other receivables	-	144	-	-	144	-	1,464	-	-	-	1,464

	-	4,733	3,698	552	8,983	-	3,624	1,456	325	-	5,405

Liabilities
Trade payables	-	2,040	29	20	2,089	-	1,627	4	13	5	1,649
Other current liabilities	1,100	2,527	119	75	3,821	1,063	3,233	33	32	-	4,361
Long-term liabilities	-	2,505	-	-	2,505	-	3,008	-	-	-	3,008

	1,100	7,072	148	95	8,415	1,063	7,868	37	45	5	9,018

(*)	Linked to the Israeli CPI.

B.	Aggregate exchange rate (losses) gains for the years ended December 31, 2006, 2005 and 2004 are $(273) thousand, $123 thousand and $22 thousand, respectively.

As stated in Note 2(B), exchange gains and losses are included in the same statement of operations items in which the related transactions are included.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 16 – Disclosure Regarding Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current and non-current receivables, short and long-term marketable securities, accounts payable and accruals, and other long-term liabilities.

In view of their short term nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value.

The fair value of long-term marketable securities also approximate the carrying value since it bears interest at rates close to the prevailing market rates.

Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of amounts that could be realized in a current market exchange.

Note 17 – Restructuring and Related Impairment Costs

In June 2004, as part of the Company’s Board of Directors’ decision to abandon certain products as well as overall cost reductions, the Company recorded $3,358 thousand in reorganization expenses associated with payroll expenses, disposal of fixed assets and rent contract termination penalty expenses and others. The restructuring has been completed and excess accruals have been reversed.

In December 2005, the Company acquired Elron Telesoft Ltd. and Elron Telesoft Export Ltd. As a result of the acquisition the Company made certain restructuring charges as a result of redundancies.

The following table summarizes the net charges or reversals under the restructuring program:

	December 31 2006	December 31 2005	December 31 2004
	$ in thousands	$ in thousands	$ in thousands

Restructuring costs	-	523	3,358
Reversal of prior restructuring costs	-	(163)	-

	-	360	3,358

The following table summarizes the movements in provision of restructuring costs:

	Year ended December 31, 2006
	Severance pay	Others	Total
	$ in thousands	$ in thousands	$ in thousands

At the beginning of the year	509	14	523
Paid or reversed	(509)	(14)	(523)

At the end of the year	-	-	-

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 18 – Acquisition-Related Expenses

During 2006, the Company carried out a due-diligence process in the framework of an examination of a potential acquisition opportunity which reached advanced stages in the third quarter of 2006. Eventually, the Company decided, after evaluating all the relevant parameters, not to conclude the negotiations, and therefore recorded an amount of $640 thousand as acquisition-related expenses.

Note 19 – Discontinuance of the Government Segment Operation

A.	On February 9, 2004, the Company sold the Government Surveillance Business to Verint Systems, an Israeli subsidiary of Verint Systems Inc., a US corporation (“Verint Systems”). The transaction was consummated on March 31, 2004.

As at December 31, 2006 there are no further obligations to Verint Systems.

B.	Set forth below are the results of operations of the discontinued operations:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Revenues	-	-	73
Expenses	-	-	(12,371)
Other income*	-	-	24,558

Income of discontinued operations, nil of tax	-	-	12,260

* Gain from sale of government surveillance business.

Note 20 – Recently Enacted Accounting Standards

1.	In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption.

ECtel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 – Recently Enacted Accounting Standards (cont’d)

2.	In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

3.	In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115", which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.