Form 20-F
period 2007-12-31
ECTEL LTD
filed 2008-06-18
CIK 1096197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

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

Hadar Solomon, Corporate Secretary
Tel: +972-3-900-2121
Facsimile: +972-3-900-2122
e-mail: hadars@ectel.com
10 Amal Street, Afek Industrial Park Rosh Ha'ayin 48092 Israel
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.04 par value per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:

16,686,401 Ordinary Shares, nominal value NIS 0.04 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐      Accelerated filer ☐       Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes      ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes      ☐ No

TABLE OF CONTENTS

PART I		4
Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
	A. Selected Financial Data	4
	B. Capitalization and Indebtedness	5
	C. Reasons for the Offer and Use of Proceeds	5
	D. Risk Factors	5
Item 4.	Information on the Company	14
	A. History and Development of the Company	14
	B. Business Overview	14
	C. Organizational Structure	21
	D. Property, Plants and Equipment	21
Item 4A.	Unresolved Staff Comments	22
Item 5.	Operating and Financial Review and Prospects	22
	A. Operating Results	22
	B. Liquidity and Capital Resources	31
	C. Research and Development, Patents and Licenses	33
	D. Trend Information	35
	E. Off-Balance Sheet Arrangements	35
	F. Tabular Disclosure of Contractual Obligations	35
Item 6.	Directors, Senior Management and Employees	36
	A. Directors and Senior Management	36
	B. Compensation	37
	C. Board Practices	38
	D. Employees	40
	E. Share Ownership	41
Item 7.	Major Shareholders and Related Party Transactions	42
	A. Major Shareholders	42
	B. Related Party Transactions	43
	C. Interests of Expert and Counsel	44
Item 8.	Financial Information	44
	A. Consolidated Financial Statements and Other Financial Information	44
	B. Significant Changes	44
Item 9.	The Offer and Listing	45
	A. Offer and Listing Details	45
	B. Plan of Distribution	45
	C. Markets	45
	D. Selling Shareholders	45
	E. Dilution	45
	F. Expenses of the Issue	45
Item 10.	Additional Information	46
	A. Share Capital	46
	B. Memorandum and Articles of Association	46
	C. Material Contracts	50
	D. Exchange Controls	51
	E. Taxation	51
	F. Dividends and Paying Agents	58
	G. Statement by Experts	58
	H. Documents on Display	58
	I. Subsidiary Information	58
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	58
Item 12.	Description of Securities Other than Equity Securities	60

PART II		61
Item 13.	Defaults, Dividend Arrearages and Delinquencies	61
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	61
Item 15.	Controls and Procedures	61
Item 16A.	Audit Committee Financial Expert	61
Item 16B.	Code of Ethics	62
Item 16C.	Principal Accountant Fees and Services	62
Item 16D.	Exemptions from the Listing Standards for Audit Committees	62
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	62

PART III		63
Item 17.	Financial Statements	63
Item 18.	Financial Statements	63
Item 19.	Exhibits	63

PART I

        Unless the context otherwise requires, all references in this Annual Report on Form 20-F (the “Annual Report”) to “ECtel,” “us,” “we,” “our” and the “Company” refer to ECtel Ltd. and its subsidiaries. References to “dollars” or “$” are to United States dollars. References to “NIS” are to New Israeli Shekels.

        Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. In some cases, you can identify forward-looking statements by our use of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek,” and “estimate” and similar expressions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in such statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D–Risk Factors” in this Annual Report and elsewhere in this Annual Report as well as our reports on Form 6-K submitted to the Securities and Exchange Commission (the “SEC”).

Item 1. Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2. Offer Statistics and Expected Timetable

        Not Applicable.

Item 3. Key Information

A.	Selected Financial Data

        The selected consolidated balance sheet data as of December 31, 2007 and 2006 and the selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2007, have been derived from our audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and audited by Somekh Chaikin, Independent Registered Public Accountants, a member firm of KPMG International. Its report appears elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2004 and 2003 have been derived from our audited consolidated financial statements which are not included in this Annual Report. The following selected financial data should be read in conjunction with “Item 5–Operating and Financial Review and Prospects” and the consolidated financial statements as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, the related notes and Somekh Chaikin’s report, appearing elsewhere in this Annual Report. Somekh Chaikin’s report refers to a class action lawsuit that has been filed against the Company and the adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment,” effective January 1, 2006. This data should not be construed as indicative of our future operating results or financial position.

        In March 2004, we sold our government surveillance business to Verint Systems (“Verint”) pursuant to an asset purchase agreement, which is described below under “Item 5A–Operating Results–Acquisitions and Dispositions.” The results of operations of this business for each of the two years ended December 31, 2004 are reflected in our statements of operations in the line item called “income (loss) from discontinued operations,” and the assets and liabilities of this business as of December 31, 2003 are reflected in our balance sheet in separate line items, as well.

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

	Year ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of U.S. dollars, except share and per share data)

Statements of Operations Data:

Revenues	20,898	28,802	23,151	12,605	28,857
Cost of revenues	10,185	13,634	10,985	10,271	17,454

Gross profit	10,713	15,168	12,166	2,334	11,403

Research and development costs, net	4,789	4,277	3,622	5,390	10,030
Selling and marketing expenses	8,546	9,502	6,917	9,071	14,297
General and administrative expenses	5,757	3,812	4,099	8,500	16,974
Amortization of acquisition-related
intangible assets	94	466	49	49	48
Restructuring and related impairment costs	-	-	360	3,358	-
Acquisition-related expenses	-	640	-	-	-
Goodwill impairment	-	-	-	2,186	6,019

Total operating expenses	19,186	18,697	15,047	28,554	47,368

Operating loss	(8,473)	(3,529)	(2,881)	(26,220)	(35,965)
Financial income, net	1,159	1,233	1,494	438	192
Impairment of Auction Rate Securities	(1,560)	-	-	-	-
Other (expenses) income, net	-	-	-	(3)	3

Loss from continuing operations before taxes
on income	(8,874)	(2,296)	(1,387)	(25,785)	(35,770)
Income tax benefit (expense)	73	(4)	20	30	(38)

Net loss from continuing operations before
cumulative effect of change in accounting
principles	(8,801)	(2,300)	(1,367)	(25,755)	(35,808)
Income (loss) from discontinued operations	-	-	-	12,260	(4,867)

Net loss for the year	(8,801)	(2,300)	(1,367)	(13,495)	(40,675)

Loss per ordinary share
Basic and diluted loss per ordinary share:
Continuing operations	(0.53)	(0.13)	(0.08)	(1.42)	(1.99)
Discontinued operations	-	-	-	0.68	(0.27)

	(0.53)	(0.13)	(0.08)	(0.74)	(2.26)

Weighted average number of shares outstanding	16,671,488	17,747,699	18,159,277	18,112,216	17,967,082

	December 31,
	2007	2006	2005	2004	2003
	(in thousands of U.S. dollars)

Balance Sheet Data:

Cash and cash equivalents	5,668	6,101	11,810	17,683	27,964
Working capital	12,333	25,603	35,937	41,986	52,961
Assets, net - held for sale	-	-	-	-	1,602
Total assets	56,951	65,524	78,023	81,751	101,507
Due to (from) related parties, net	1	(335)	19	(225)	614
Shareholders' equity	43,082	49,957	61,368	62,689	76,023

B.	Capitalization and Indebtedness

        Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not Applicable.

D.	Risk Factors

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

        In June 2005, we entered into a distribution agreement with ECI under which we appointed ECI as our exclusive distributor in the Russian Federation, Ukraine and Kazakhstan, territories from which we expect, in the aggregate, to derive a significant portion of our revenues. In 2007, we derived a significant portion of our revenues from sales achieved through ECI in these territories. The agreement is subject to termination by either party upon three months’ notice. In addition, either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party. If ECI were to terminate this agreement or if it does not succeed in obtaining orders for our products and services, for whatever reason, our business and results of operations may be seriously harmed. For example, our business deteriorated in the first quarter of 2007, as we experienced a sharp decline in revenues and did not meet our internal plans. This revenue shortfall was due in part to slower than anticipated orders intake, mainly from countries within the Former Soviet Union carried out through ECI, our exclusive reseller in said region.

We depend on several relatively large customers and the loss of one or more of these customers, or a significant decrease in revenue from any of these customers, could have a disproportionate impact on our revenue and income.

        A substantial portion of our revenue has come from relatively large purchases by a small number of customers. Sales to our top ten customers accounted for 51.54% of our revenues in 2007, with sales to three customers in the Americas accounting for 19.78% of our revenues, none of which accounted for more than 10% of our revenues in 2007. Sales to our top ten customers accounted for 59.24% of our revenues in 2006, with sales to three customers in Eastern Europe accounting for 28.9% of our revenues, one of which accounted for 16.0% of our revenues. We expect to continue to depend on sales to a small number of customers. However, we do not have long-term commitments from any of our top customers to purchase any specific quantities of products. We expect that our largest customers will vary from period to period. If we lose one or more large customers and fail to add new customers, our results of operations could be seriously harmed. For example, our business deteriorated in the first quarter of 2007, as we experienced a sharp decline in revenues and did not meet our internal plans. This revenue shortfall was due in part to slower than anticipated orders intake, mainly from countries within the Former Soviet Union, that were carried out through our exclusive reseller in said region, and in part to a delay in a large order from a long-standing European customer.

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

        A significant portion of our expenses are comprised of fixed costs such as payrolls, rent of facilities and vehicles expense, which we cannot decrease in the short term even if our revenues were to decline. Accordingly, if our revenues do not grow, it will be difficult for us to decrease costs at a rate that is commensurate with the decrease in revenues. This will result in an increase in net loss or decrease in net income in the short term. For example, our revenues for 2007 decreased compared to 2006 from $28.8 million for 2006 to $20.9 million for 2007. This decline was mainly attributed to a slower than anticipated order intake, mostly from countries within the Former Soviet Union, and a long-standing European customer as further described below under “Item 5A–Operating Results–Overview.” However, our level of fixed expenses remained substantially the same, resulting in increase of our operating loss for 2007 to $8.5 million, compared with a operating loss of $3.5 million in 2006. As we maintain the same level of fixed expenses, if our revenues will not grow or will further decline our business will be harmed.

Because most of our revenues are generated in U.S. dollars but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations and inflation.

        Although we have operations throughout the world, the majority of our revenue and approximately 50% of our operating costs in 2007 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar may have an adverse effect on our results of operations and financial condition. For example, during 2007, the NIS appreciated by nine percent against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel, and this trend has continued in 2008. We may also be exposed to this risk to the extent that the rate of inflation in Israel exceeds the rate of potential devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.

        Our operations could also be adversely affected if we are unable to hedge against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

        Moreover, as currently our revenues are denominated primarily in U.S. dollars, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. An increasing portion of our revenues is now denominated in Euros, and in the future additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.

The market for our products is highly competitive. Furthermore, because some of our competitors have much greater resources than we have or may have a lower cost structure than we have, it may be difficult for us to achieve and maintain profitability. We may also face competition from our customers.

        Competition in our industry is intense, and we expect it to continue. To compete effectively, we have, at times, been required to grant substantial discounts on our products, especially as some of our competitors utilize aggressive pricing strategies. Lower prices and the loss of sales to our competitors would reduce our ability to generate revenue, which would harm our business.

        Some of the companies that compete with us have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, marketing, public relations, sales, distribution and other resources. Some of our competitors and potential competitors are among the largest and most capitalized software and hardware companies in the world. Also, some of our competitors have located their research and development facilities in countries where labor costs for engineers and other experienced personnel are far lower than in Israel, where our research and development facilities are located. This has increased the pressure to reduce pricing on our products. In some situations, we may not be able to compete successfully because of these factors, and this may adversely affect our ability to achieve new sales.

        We may also face competition from our customers. Some of our customers are developing their own solutions internally or through strategic alliances. As a result, solutions developed by our customers may replace and/or compete with products that we currently sell to them or that we may seek to sell to them in the future.

We have recently experienced, and may continue to experience, fluctuations in our annual and quarterly results of operations, which resulted, and may continue to result in the future, in our failing to meet expectations about these results and could cause the trading price of our ordinary shares to decline.

        In recent years we have experienced, and may continue to experience, significant fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations. Factors which have contributed and may in the future contribute to fluctuations in our results of operations include amongst others:

—	changes in customer capital spending budgets and allocations throughout the year;
—	trends in customer purchasing;
—	the length of our sales process;
—	the size and timing of orders;
—	our relationships with, and sales through, our channel partners;
—	competitive market conditions, including the pricing actions of our customers;
—	timing and success of new products and new technologies introduced by us or our competitors;
—	our ability to integrate the technology and operations of acquired businesses with our own business;
—	regional or global economic and political conditions;
—	changes in our operating expenses and extraordinary expenses;
—	impairment of goodwill and intangibles;
—	the percentage of sales for which we pay sales commissions; and
—	fluctuations in foreign currency exchange rates.

        Unfavorable changes in the factors listed above, many of which are outside of our control, could materially adversely affect our business, operating results and financial condition. For example, our operating results for 2007 were below our internal plans and the expectations of public market analysts and investors and our business deteriorated, as we experienced a decline in revenues and increased net loss. The lower than expected results of operations were mainly due to a slower than anticipated order intake in the first quarters of 207, mostly from countries within the Former Soviet Union, and a long-standing European customer. These orders were booked at the end of the second quarter, and not at the beginning of the first quarter as anticipated due to slower than anticipated purchasing cycle of these customers. It is likely that in some future periods, our operating results may again, be below our expectations, or the expectations of public market analysts or investors, which may cause our share price to drop.

        We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

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

        As part of our growth strategy, we may pursue mergers and acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business. For example, in April 2008 we purchased substantially all the assets of Compwise Ltd., an Israeli based company and a provider of business analytic solutions for telecommunication operators. In addition, in the fourth quarter of 2005 we acquired two sister companies engaged in the development and marketing of Revenue Assurance solutions. Also, during 2006, we carried out a due-diligence process for a potential acquisition opportunity. Eventually, we decided not to complete the acquisition.

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

        In recent years, our industry has experienced consolidation of solution providers, including consolidation of some of our direct competitors. This may result in the creation of one or more competitors possessing more significant market share than we possess. Consolidated competitors may be able to achieve significant advantages over us in terms of economies of scale, and therefore, we may be able to compete against us more effectively. Consolidation can also adversely affect our business and operating results for other reasons, such as operators preferring to transact with consolidated solution providers for various reasons, such as their larger customers base and references sites, and larger sales, marketing and support organizations.

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

Volatility experienced by telecommunications service providers may adversely affect our sales and operating results. Current weakness in the U.S. and global markets may result in a decline of capital investment by telecommunications service providers, impact on our sales and may affect the pricing of our products.

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

        Current weaknesses in the U.S. and global markets is affecting the global economy and causing uncertainty in the telecommunications market. This might result in a decline in capital investment by telecommunications service providers. Any such decline in capital expenditures may harm our revenues and results of operation.

We depend upon our newly established Bulgarian subsidiary for the performance of certain of our European professional services and operations. Failure to manage and expand our Bulgarian activities may have a material adverse effect on our business, results of operations and financial condition.

        In recent years, we have outsourced a portion of our professional services and operations in Europe to a subcontractor in Bulgaria. On April 1, 2008 our contract with this subcontractor was terminated and the employees of this subcontractor are now directly employed by ECtel Bulgaria EOOD, our newly established subsidiary. We intend to strengthen our position in Eastern Europe through the operation of our Bulgarian subsidiary. Accordingly, our future success will depend in part on our ability to manage and expand our Bulgarian subsidiary’s activities . In addition, as Bulgaria joined the European Market on January 1, 2007, it is likely that the cost of our Bulgarian operations may increase over time, as was the case with companies in other countries joining the European Market.

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

        ECI, our supplier of critical hardware components for our legacy probing devices and the owner of certain intellectual property rights related thereto, stopped manufacturing some of these hardware components in August 2006 and recently ceased all manufacturing activities. We contracted with an alternative supplier for the performance of manufacturing services instead of ECI in relation to these components. This contract expires in September 2008 and we are currently negotiating an extension to the contract with such alternative supplier. If we do not reach agreement to extend or renew our contract or, even if we do extend or renew that contract but the alternative supplier becomes unable or unwilling to provide these components at some point in the future, we will have to identify and engage with a new manufacturer and may experience substantial delays in the manufacturing of certain of our products. In both cases our business may suffer. In addition, we may be required, in the future, to pay the alternative supplier higher prices for these components than the prices which are currently charged. Furthermore, while ECI currently allows us to sublicense its technology required for production of these components to our alternative supplier, in order to engage any new alternative manufacturer, we would need the consent of ECI to sublicense that technology to the new alternative supplier.

        In addition, in connection with our sale to Verint of our government surveillance business, we agreed to supply some of these components for our legacy probing devices to Verint for a period of seven years. Any problems with our supplier that cause us to breach our obligations to Verint, which problems may not be under our control, could expose us to claims by Verint. Such claims could harm our financial condition.

Implementation of new technologies by telecom carriers may result in a decline in demand for our products.

        Technologies, such as Voice over Internet Protocol (“VoIP”), are facilitating the use of cheaper communications media and new and reduced pricing schemes which are not entirely based on usage level and records, such as flat rates, by some telecom operators. Such operators may be less inclined to invest in high-end solutions like ours, which by their nature monitor the usage records. Moreover, since these technologies enable service providers to offer relatively low calling rates to subscribers, this may reduce the incentive to commit telecom fraud. This, in turn, would reduce the need among service providers to constantly monitor revenue related processes and thereby reduce the demand for anti-fraud solution like ours. This trend may harm our revenues and results of operation.

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

        Because of the global nature of our business, we are exposed to the risk of economic or political instability in countries where our customers are located, particularly in developing countries such as countries in Africa and in Central and South America. In addition, there are often longer sales and payment cycles in developing countries, as well as greater difficulties in collecting accounts receivable.

        We face additional risks from our international operations including:

—	difficulties of obtaining licenses, the imposition of tariffs and the effects of other trade barriers;
—	difficulties in staffing and managing foreign operations;
—	potentially adverse tax consequences;
—	laws and business practices favoring local competitors;
—	costs and difficulties of customizing products for foreign countries;
—	compliance with a wide variety of complex foreign laws and treaties;
—	political instability;
—	variance and unexpected changes in local laws and regulations; and
—	imposition of exchange or price controls or other restrictions on the conversion of foreign currencies.

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

Our products contain certain hardware components. We must maintain sufficient inventory levels of these components to meet anticipated demand. If we cannot predict orders accurately, our inventory may become obsolete and our financial performance may be harmed.

        Our solutions consist of both software and hardware components. The timing and volume of our customers’ orders are generally difficult to forecast for each quarter, as a substantial majority of our sales of hardware components are booked and shipped in the same quarter pursuant to purchase orders. We purchase the hardware components of our solutions from a small number of manufacturers, some of which may not always timely fill our orders. We must therefore maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis. Maintaining sufficient inventory levels to assure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs. A shift in demand could also result in inventory write-offs, which could harm our financial performance.

We are subject to European regulations that will require us to use components consisting of environmentally friendly materials. Compliance with these regulations may increase our costs and adversely affect our results of operations.

        We are subject to European telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, telecom equipment suppliers are required to eliminate the lead solders from their products by 2010. Compliance with European Community directives may require us to undertake significant expenses with respect to the re-design of certain of our hardware products or find other complying alternatives. In addition, we may be required to pay higher prices for third-party components that comply with this directive. Our inability or failure to comply with these regulations could harm our ability to sell our products within the European Community and in any other countries that may adopt this directive, and may have an adverse effect on our results of operations.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals or cannot hire additional qualified personnel, our business may be harmed.

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

Holders of our ordinary shares who are United States residents face income tax risks.

        There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, there is a substantial risk that we will be classified as a PFIC under a literal application of the asset test described above, which looks solely to the market value. If we are to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. residents who are holding our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10E–Taxation–Certain U.S. Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We are dependent upon Verint to perform our remaining obligations under certain contracts with government customers on which we remain the named party.

        In connection with the sale to Verint of our government surveillance business, we remain the named party on a number of contracts which required additional performance, including for warranty and other remaining services. With respect to these contracts, the customers consented to the performance by Verint of all the remaining obligations of ECtel under the contracts. The customers also agreed to communicate directly with Verint in connection with the performance of the contracts by Verint. However, we still may be liable to the customer in the event that Verint does not perform as required under these agreements, and our financial condition and results of operations may suffer if these customers pursue claims against us. In the event that we suffer damages as a result of Verint’s non-performance, we may pursue our indemnification rights against Verint.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

        Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups and significant hostilities along Israel’s border with the Gaza Strip, as well as extensive hostilities in the summer of 2006 with Hezbollah along Israel’s northern border with Lebanon. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

        We are entitled to tax benefits under Israeli law for capital investments that are designated as approved enterprises. To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. From time to time, we submit requests for expansion of our approved enterprise programs or for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. In addition, if we fail for any reason to meet the conditions of an approved investment program, our future tax benefits under the Israeli law for capital investments will be materially reduced. In light of our carry forward losses, we are currently not in a taxable position.

        We received an approval in principle from the Investment Center with respect to the sale of our government surveillance business to Verint in March 2004. If the Investment Center declines, for any reason, to grant us the final approval, our tax benefits under Israeli law will be materially reduced, see “Item 10E–Taxation–Israeli Taxation.” The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

Because we received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions, and certain of our large shareholders are required to undertake to observe such restrictions.

        We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor, or the Office of the Chief Scientist (OCS), for research and development programs that meet specified criteria. According to Israeli law, any products developed with grants from the OCS are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay such grants at a quicker rate. Furthermore, the transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than 10% of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval.

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

        There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

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

        The Israeli Companies Law – 1999 includes restrictions on mergers, such as special voting requirements, the ability of creditors to seek court intervention to delay or prevent a merger and mandatory waiting periods. In addition, under certain circumstances, the Companies Law requires that acquisitions be performed via tender offer. For more information, see “Item 10B–Memorandum and Articles of Association–Mergers and Acquisitions Under Israeli Law.”

Risks Related to the Market for Our Ordinary Shares

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

        Companies such as ours, which operate in technology industries, are particularly vulnerable to class action litigation as a result of the volatility of their stock prices. Any litigation of this sort could result in substantial costs and a diversion of management’s attention and resources

        On October 19, 2004, a class action complaint (the “Class Action Complaint”), Leumi Gemel Ltd. v. ECtel Ltd., et al., Case No. 8:04-CV-03380-RWT, was filed in the United States District Court for the District of Maryland. Named as defendants are ECtel Ltd., ECI Telecom Ltd., and certain of ECtel’s directors and officers. The Class Action Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, by making false and misleading statements in the Company’s SEC filings and press releases during a period beginning April 24, 2001, and lasting through April 2, 2003. The claims are purportedly brought on behalf of all persons who purchased our stock during that period. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs.

        The Company filed a motion to dismiss the class action complaint. At a hearing on this motion held on July 17, 2006, the court granted our motion to dismiss the class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the class action complaint. We responded by requesting that the court deny the motion to amend. On March 6, 2007, the court denied the plaintiff’s motion to further amend the class action. Plaintiff filed an appeal of the district court’s orders with the United States Court of Appeals for the Fourth Circuit. After briefing in the Fourth Circuit but before oral argument or any decision thereon, the parties reached an agreement in principle to resolve the litigation. The parties have executed a stipulation of settlement documenting their agreement. The stipulation of settlement must be approved by the district court which has not yet occurred.

Our stock price has decreased significantly during 2007 and could continue to fluctuate significantly in the future.

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since the first quarter of 2003. Recently, following an announcement that our 2007 first quarter revenues were lower than our internal work plan, our share price decreased significantly. Numerous factors, many of which are beyond our control, have caused and may continue to cause the market price of our ordinary shares to fluctuate significantly, such as:

—	shortfalls in our operating results from levels forecasted by securities analysts and by us;
—	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;
—	announcements concerning us, our affiliates, or our competitors;

—	the introduction of new telecommunications services;
—	changes in pricing policies by us or our competitors;
—	failure to successfully execute our growth strategy through the acquisition of other businesses;
—	market conditions in our industry and the global economy in general; and
—	the general state of the securities market (particularly the technology sector).

        In addition, trading in shares of companies listed on the Nasdaq Global Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results.

Item 4. Information on the Company

A.	History and Development of the Company

        ECtel Ltd. is our legal and commercial name. Until April 1998, we operated under the name ECI Telesystems Ltd. We were incorporated as a wholly-owned subsidiary of ECI Telecom Ltd. on April 4, 1990, under the laws of the State of Israel. Our principal executive offices are located at 10 Amal Street, Rosh Ha’ayin, Israel and our telephone number is (972-3) 900-2115. Our agent in the United States, ECtel Inc., is located at 8211 W. Broward Blvd., Suite 460, Fort Lauderdale, Florida.

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

        On April 30, 2008, we purchased substantially all the assets of Compwise Ltd. (“Compwise”), an Israeli based company and a provider of business analytic solutions for telecommunication operators. This acquisition is expected to expand and strengthen our Integrated Revenue Management solution, as well as expand our customer base.

Principal Capital Expenditures

        Our principal capital expenditures in the past three years (aside from the acquisition of Telesoft and Compwise) have been the purchase of equipment and other fixed assets used in our business (mainly in Israel). On December 29, 2005 we acquired Telesoft. The aggregate purchase price was $2.5 million, consisting of $2.1 million in cash paid to Elron Electronic Industries Ltd., as the seller, at the closing and $0.4 million in direct transaction costs consisting primarily of professional fees. On April 30, 2008, we purchased substantially all the assets of Compwise for approximately $1.3 million in cash.

        Capital equipment purchases totaled approximately $0.4 million in 2007, approximately $0.6 million in 2006 and approximately $0.4 million in 2005. Our capital expenditures in 2007 were primarily for the procurement of test and production equipment computers. We use internal working capital to finance these capital expenditures.

B.	Business Overview

General

        We develop and market our Integrated Revenue Management™, or IRM™, solutions. IRM enables communications service providers to deploy, execute, and oversee multiple revenue management programs, such as our fraud prevention and revenue assurance products, on the same platform. As a result, communications service providers moving towards integrating all existing and future revenue management programs can, initially, implement any part of the IRM, while gradually migrating to a comprehensive IRM solution. Our solutions equip telecommunications service providers with comprehensive data gathering, monitoring, control and analysis capabilities to improve their operational efficiency and profitability by:

—	detecting and preventing fraud;
—	monitoring and controlling revenue related processes;
—	detecting revenue leakage, (i.e., failure of a telecommunications service provider to correctly and fully bill and collect revenues for services provided by it), as part of a revenue assurance process, including leakage of billing events; and
—	monitoring customers' credit and risk (i.e., assigning risk level to each customer, based on predefined parameters, at each stage of its life cycle).

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

        Increased Focus on Operational Improvements and Revenue Assurance. Due to competitive industry conditions, service providers have often been forced to lower the prices they charge for value added services. In turn, lower prices have resulted in lower profit margins for the service providers with respect to these value-added services. Operators seeking greater profitability per subscriber are looking internally to improve business efficiency to ensure that they capture as much of the revenues associated with these value added services as possible. In addition, the recent increase in regulatory scrutiny by U.S. security laws and other countries’ regulation serve as an incentive for our potential customers to implement advanced revenue assurance systems, thereby improving the quality of their internal controls.

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

The ECtel Solution

        We develop and market our Integrated Revenue Management™, (or IRM™), framework. IRM enables communications service providers of both wireline, wireless, Internet Protocol (“IP”) and converged networks to deploy, execute, and oversee multiple revenue management products such as our fraud prevention, credit and risk management, and revenue assurance products, on the same platform. As a result, communications service providers moving towards integrating all existing and future revenue management programs can, initially, implement any part of the IRM, while gradually migrating to comprehensive IRM solutions. Our products consist of proprietary software and hardware components, as well as off-the-shelf hardware and software components.

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

Business Strategy

        Our objective is to be a leading provider of integrated revenue management solutions worldwide. Currently our IRM™ suite of integrated revenue management solutions includes fraud prevention solutions, credit and risk management, and revenue assurance solutions. The following are key elements of our strategy:

—	Offer Comprehensive Fraud Prevention and Revenue Assurance Solutions within our IRM suite. We offer our service provider customers comprehensive fraud prevention, credit and risk management, and revenue assurance solutions to meet their fraud prevention and revenue assurance needs. We also seek to regularly add new functionality and applications to our products to enable our customers to meet the full range of fraud prevention, credit and risk management, and revenue assurance challenges that exist in converged networks. We continually seek to adapt our existing fraud prevention, credit and risk management, and revenue assurance solutions to be compatible with emerging technologies and services.

—	Pursue Organic and Non-Organic Growth. We plan to grow our business by increasing our installed base of customers and by offering additional solutions to telecom operators in fields related to our current business mainly in the areas of customers’profitability and customers’ retention. By doing so, we will be able to leverage our sales channels and customers base for the sale of additional solutions. In order to execute such growth plan we pursue Mergers & Acquisitions with other suppliers. We consider acquisition of companies that provide us with additional products, with complementary sales channels and customers, and that will increase the overall shareholder value.

—	Maintain and Enhance Our Technological Leadership. We believe that our technology platform provides us with a competitive advantage in developing revenue assurance solutions to meet the rapidly changing needs of service providers. We have invested significant resources over the years in both internal development and selective acquisitions. We intend to continue to invest in our technology, through internal development and selective acquisitions, to maintain our position as a technological leader in revenue assurance solutions.

—	Focus on Leading Worldwide Service Providers. We focus our marketing efforts on leading worldwide service providers of wireline, wireless and next-generation communication services, many of whom have global affiliations. We have sold our solutions to many of the world’s largest telecommunications service providers, including Hutchison H3G, TO2, Tele2 group, MTS group, Digicel group, Portugal Telecom, Verizon (MCI), Telenor (Vodafone Sweden), Kyivstar, Qwest Communications International, Swisscom, the Telefonica Group, Serbia Telecom and Rostelecom. We believe that sales to market leaders will assist our marketing efforts to establish our brand name and industry position.

—	Maintain Direct and Interactive Relationships With Our Customers. We work closely with our existing customers, both to support the solutions already sold to them, and to provide additional products through cross sales and professional services to help them refine and upgrade their solutions. This enables us to market complementary products to our customers to meet their changing needs and to stay abreast of the evolving needs of the marketplace.

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

        Our latest version of FraudView (version 8, introduced during 2006) features an array of fraud detection and prevention technologies, enabling large amount of anti-fraud checks and controls for the protection of operators’ business. In addition, it enables and facilitates a subscriber-centric fraud management process, in which a fraud analyst can evaluate the behavior of its subscriber’s by reviewing information obtained from various sources, which was consolidated and analyzed by the FraudView® system.

        Revenue Assurance Solutions

        Our revenue assurance solutions enable wireline, wireless, and next-generation CSPs to implement automated revenue assurance processes which facilitate auditing the accuracy of billing processes, including revenue leakage detection, help settling of interconnect disputes between operators, monitor network usage and provide traffic trend reports. Our solution gathers information such as call and customer details as well as trends and balances from several sources, and compares the information in order to discover discrepancies and generate Key Performance Indicators (KPIs), which are metrics that help the user quantify the level of leakage and level of performance of a certain revenue-related process. Each user can build, revise and add KPIs according to its organizational needs. Through its top-down viewing approach, it empowers users to locate risk points, validate revenue assurance processes, prioritize repair actions and fix leakages. Our RAP™ product is an automated revenue assurance product that facilitates cost-effective assurance of revenues and processes.

        Credit and Risk Management Solution

        Our Credit and Risk Management solution is an innovative tool that enables CSPs to pursue aggressive sales goals while safeguarding themselves against undue financial risk. It applies a four-stage screening and evaluation process to evaluate subscribers’ risk and avoid bad debtors. Based on our IRM™ platform, RiskView™ combines fraud prevention, subscription risk and credit management over wireline, 2.0/2.5/3G wireless, VoIP/IP and converged networks, and provides end-to-end financial risk management across the entire telecom network spectrum.

        Integrated Revenue Management (IRM) Platform for all Solutions

        Our IRM platform can be leveraged for our fraud prevention, credit and risk management, and revenue assurance solutions. The platform includes the following components:

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

Sales and Marketing

        As of March 31, 2008, our direct sales force and marketing staff consisted of 24 employees worldwide. We market our fraud prevention and revenue assurance solutions to service providers worldwide, through a direct sales force, as well as indirect. Our sales staff operates out of our offices in Israel and the United States. In addition, we engage local sales representatives, distributors and sales consultants worldwide. In some territories, we engage full time sales consultants for management of sales activities in those territories.

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

Customers

        Our customers are communications service providers, of both fixed and wireless services. We have recently sold our solutions to leading CSPs worldwide, including the following:

Rostelecom	Kyivstar	MobilTel Bulgaria	Mobile TeleSystems

Telefonica Group	Serbia Telecom	Digitel GSM

T02	T-Com Croatia	Tele2

Cellcom	Namibia Telecom	CAT Thailand

Embratel	Portugal Telecom	Golden Telecom

Hutchison H3G	Partner Communications	Digicel Jamaica

        In 2007, our top ten customers accounted for 51.54% of our revenues, with sales to three customers in the Americas accounting for 19.78% of our revenues, none of which accounted for more than 10% of our revenues. In 2006, our top ten customers accounted for 59.24% of our revenues, with sales to three customers in Eastern Europe accounting for 28.9% of our revenues, one of which accounted for 16.0% of our revenues.

        The following table shows a breakdown of our revenues by geographical region during 2007, 2006 and 2005 (in thousands of U.S. dollars):

	2007	2006	2005

Europe	11,132	16,341	11,166
Americas	7,429	6,303	8,607
Middle East and Africa	1,591	4,152	2,561
Asia Pacific and others	746	2,006	817

	20,898	28,802	23,151

PSO (Professional Services Organization)

        Our professional services organization (PSO) consists of technical personnel possessing an in-depth understanding of customers’ business environments. The PSO provides to our customers comprehensive technical services, including consulting services, project management, training and on-going support, thereby maximizing the value of our Integrated Revenue Management solution to our customers.

        In recent years, we outsourced a portion of our technical services and activities in Europe to a subcontractor in Bulgaria. Due to the low cost of operations in Bulgaria, we gradually expanded our outsourced activities there and in December 2006, we established a wholly-owned subsidiary in Bulgaria named ECtel Bulgaria EOOD. As of April 1, 2008, as per our agreement with our Bulgarian subcontractor, substantially all of the employees of our former Bulgarian subcontractor were engaged directly by ECtel Bulgaria.

        We have focused on building a strong customer care organization for our systems which provides services and support to our customers. We maintain at our headquarters in Israel a staff of highly skilled customer service engineers that offer support to our customers and sales channels. These service engineers, as well as additional service engineers located in our offices in the United States and Europe, provide first class field services and support. We maintain training and expert guidance services for our customers, as well.

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

Manufacturing

        We purchase some hardware, such as servers and storage devices, from third-party vendors such as IBM and Hewlett Packard. Our manufacturing operations consist primarily of integration, final assembly and testing, involving the application of extensive testing and quality control procedures to materials, modules, subassemblies and systems. ECI, our supplier of critical hardware components for our legacy probing devices, stopped manufacturing some of these hardware components in August 2006 and recently ceased all manufacturing activities. We contracted with an alternative supplier for the performance of manufacturing services instead of ECI in relation to these components, and we are currently negotiating an extension to the contract with such alternative supplier. If we do not reach agreement to extend or renew our contract or, even if we do extend or renew that contract but the alternative supplier becomes unable or unwilling to provide these components at some point in the future, we will have to identify and engage with a new manufacturer and may experience substantial delays in the manufacturing of certain of our products. Furthermore, while ECI currently allows us to sublicense its technology required for production of these components to our alternative supplier, in order to engage any new alternative manufacturer, we would need the consent of ECI to sublicense that technology to the new alternative supplier.

        We maintain organization-wide quality assurance system, based upon ISO9000:2000, coordinating the quality control activities of our research and development and manufacturing departments. Our primary manufacturing and research and development facilities are certified for Quality Standard ISO 9001:2000. ISO 9001:2000 is an international standard of quality assurance for companies that perform design, development, manufacturing, service and installation of products and systems. This standard was established by the International Organization for Standardization (ISO), an international federation of national standards bodies. To be certified for ISO 9001:2000, a company must be audited by an ISO-accredited auditing body, in our case the SII (Standard Israel Institute), and must meet or surpass the standards requirements. We believe that our customers value the process, control and traceability, for which we have been awarded ISO 9001:2000 certification.

Research and Development

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of March 31, 2008, 33 of our employees were engaged primarily in product development activities. We expect that we will continue to commit substantial resources to product development in the future.

        As a recipient of grants from the Office of the Chief Scientist (OCS), we are obligated to perform, in Israel, all development activities related to products under these grants, unless we receive an exemption. Know-how from the research and development used to produce these products may not be transferred to third parties without the approval of the OCS. Approval is not required for the export of any products resulting from the research and development based on these grants. Also, during the fourth quarter of 2006, we committed to repay in full all the grants related to programs connected to our FraudView® solution. These grants were fully paid during 2007. For further information regarding the OCS of the Israeli Ministry of Industry, Trade and Labor, see “Item 5C–Research and Development, Patents and Licenses–Grants from the Office of the Chief Scientist.”

Competition

        The telecommunications industry is characterized by intense competition. Some of the companies that compete with us may have greater name recognition, longer operating histories, lower cost structure, extensive presence in a specific territory, larger customer bases or significantly greater financial, marketing, public relations, sales, distribution and other resources. Some of our competitors and potential competitors are among the largest and most well capitalized software and hardware companies in the world.

        We also face competition from our customers, and we expect this trend to continue in the future. Some of our customers are developing their own solutions internally or through strategic alliances.

        Our main competitors in the fraud prevention and revenue assurance markets are Subex Limited, Hewlett-Packard, WeDo Technologies, FairIsaac Corp., Martin Dawes Systems, cVidya Networks and Neural Technologies Limited.

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

Intellectual Property and Proprietary Rights

        The telecommunications industry is characterized to a great extent by its reliance on proprietary technology. We believe that we own or have the license to use the technologies used in our products. We depend on a combination of technical innovations, trade secrets, and non-disclosure agreements for the protection of this technology. Also, we are filing patent applications to protect our technology and trademark applications to register our trademarks. We have 8 registered patents, of which 1 was allowed in 2007, and 6 pending patent applications. Various trademarks of ours have already been registered in certain countries.

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

        Our registered trademarks include among others QUALIVIEW, NGN FRAUDVIEW, I-PROBE, SIGVIEW, X-ELLENCE, X-PERTVIEW, QUALIVOIP, QUALIMOBILE, PRE-VIEW, VALUEROUTE, BILLGUARD, FLOWGUARD and SERVGUARD.

Government Regulations

        We receive grants from the OCS for research and development programs. We are also entitled to tax benefits under Israeli law for capital investments that are designated as approved enterprises. Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us.

        Demand for products by service providers is affected by various types of laws and regulations in the areas of use of communications customer records, network service standards, billing for use of interconnected networks, certification of and charges paid by VoIP service providers and opening markets to competition. For more information regarding the OCS and tax benefits for approved enterprises, see “Item 5C–Research and Development, Patents and Licenses–Grants from the Office of the Chief Scientist” and “Item 10E–Taxation–Israeli Taxation–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959,” respectively.

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

        As of March 31, 2008, IDB beneficially held approximately 38% of our outstanding shares.

        We have outsourced a portion of our technical services and activities in Europe to a subcontractor in Bulgaria. Due to the low cost of operations in Bulgaria we have gradually expanded our outsourced activities In Bulgaria and in December 2006, we established a wholly-owned subsidiary in Bulgaria named ECtel Bulgaria EOOD. As of April 1, 2008 as per our agreement with our Bulgarian subcontractor, substantially all of the employees of our Bulgarian subcontractor have been engaged directly by ECtel Bulgaria.

        We own all the outstanding shares of

—	ECtel Inc., a Maryland corporation;

—	ECtel (2000) U.K. Ltd., a U.K. company;

—	ECtel Telesoft Ltd, an Israeli company;

—	ECtel Telesoft Export (98) Ltd, an Israeli company;

—	ECtel Bulgaria EOOD, a Bulgarian company;

—	ECtel BV, a Dutch company which, in turn, holds all of the shares of ECtel GmbH, a German company; and

—	Telrad Hawk Net - I Ltd. (in voluntary liquidation), an Israeli company.

D.	Property, Plants and Equipment

        We lease our headquarters and main facilities located in Rosh Ha’ayin, Israel for our executive offices, sales, marketing, administrative, development, professional services and support activities. The facilities occupy approximately 37,232 square feet. We lease these facilities pursuant to an agreement and the lease period commenced on July 10, 2005 and runs through June 30, 2015. We are entitled to shorten the term of the lease at any time following its fifth or sixth anniversary, subject to certain penalty payments. We are further entitled to discontinue the lease on the seventh, eight, or ninth anniversaries, upon providing six months written notice, without any penalty payments.

        ECtel Inc., our U.S. subsidiary, leases approximately 1,500 square feet of office space in Florida which is used mainly for sales and marketing activities. The term of the Florida lease is through September 24, 2010.

        ECtel Bulgaria EOOD, our Bulgarian subsidiary, leases approximately 4,000 square feet of office space in Sofia which is used mainly for professional services and support activities. The term of the Sofia lease is through March 31, 2009.

        ECtel GmbH leased approximately 970 square feet of office space from ECI Telecom GmbH in Oberrursel, Germany, on an ongoing basis. As we plan to terminate our presence in Germany and liquidate ECtel GmbH, we terminated this lease on December 31, 2007.

        We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 4A. Unresolved Staff Comments

        Not Applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

        We make forward-looking statements in this Annual Report and in other filings with the SEC. You can identify these forward-looking statements by use of words such as “strategy”, “expects”, “continues”, “plans”, “anticipates”, “believes”, “may”, “estimates”, “intends”, “projects”, “goals”, “targets”, and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

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

Overview

        We develop and market Integrated Revenue Management™ (IRM™) solutions for wireline, wireless, converged and next-generation operators. Our solutions equip telecommunications service providers with comprehensive data gathering, monitoring, control and analysis capabilities to improve their operational efficiency and profitability by:

—	detecting and preventing fraud;

—	monitoring and controlling revenue related processes;

—	detecting revenue leakage, (i.e., failure of a telecommunications service provider to correctly and fully bill and collect revenues for services provided by it), as part of a revenue assurance process, including leakage of billing events; and

—	monitoring customers' credit and risk (i.e., assigning risk level to each customer, based on redefined parameters, at each stage of its life cycle).

        In April 2008, we purchased substantially all the assets of Compwise Ltd. an Israeli based company, a provider of business analytic solutions for telecommunication operators, for $1.3 million dollars, pursuant to an asset purchase agreement, which is described below under “Item 10C–Material Contracts.” This acquisition is expected to expand and strengthen our Integrated Revenue Management solution, as well as expand our customer base. The results of operations described in this annual report were not affected by this acquisition of Compwise’s assets.

        In December 2005, we acquired Telesoft, comprised of two sister companies engaged in the development and marketing of software solutions for the management of large communications and internet networks, for $2.5 million. We believe that this acquisition enables us to provide communications services providers with a comprehensive Integrated Revenue Management solution.

        Our business deteriorated in 2007, as we experienced a decline in revenues and increased net loss. The lower than expected results of operations were mainly due to a slower than anticipated order intake, mostly from countries within the Former Soviet Union, and a long-standing European customer. These orders were booked at the end of the second quarter, and not at the beginning of the first quarter as anticipated, due to slower than anticipated purchasing cycle of these customers. Therefore, in addition to causing our revenues for the first quarter of 2007 to be below expected levels, as a result of the fact that this order continued to occupy some of our sales personnel during the second quarter, it extracted an opportunity cost and caused lower than expected revenues during the balance of 2007. In addition, we experienced a delay in obtaining acceptance by certain customers of certain projects which were part of our backlog at the end of 2006. This caused delayed recognition of the revenues from those projects and extracted an opportunity cost by occupying our operational resources involved in those projects for longer than anticipated periods, thus delaying generation of revenues from other customer projects.

        Despite the decline in 2007 revenues, our level of fixed expenses in 2007 did not change significantly compared to 2006. Because a significant portion of our expenses, such as payrolls, rent of facilities and vehicles expense, are fixed, we are less able to respond to declines in revenues by reducing costs. This leads to larger decreases in net income or increases in net losses when revenues decline. Our management believes that our level of fixed expenses is appropriate to facilitate growth of our business. In addition, an appreciation of nine percent in the NIS compared to the U.S. dollar in 2007 resulted in an increase in the U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006, measured based upon the 2006 average exchange rate between the NIS and the U.S. dollar.

        At the beginning of the second quarter of 2007, our President and Chief Executive Officer, Mr. Eitan Naor, and our Chief Financial Officer, Mr. Ron Fainaro, both resigned from their positions. On May 1, 2007 Itzik Weinstein assumed the position of president and Chief Executive Officer of ECtel. Mr. Weinstein had served as ECtel’s Executive Vice President for Professional Services and Operations since July 2004. Mr. Weinstein has built up the management team, bringing in new members and promoting from within to several key positions, and assembled a comprehensive business plan which includes measures to increase our sales force and partnership network, focusing on increasing our proximity to our customers, and improving our telecom business and cost structure, including by shifting additional activities to our East European Bulgarian subsidiary and its lower cost staff.

        Subsequent to the first quarter of 2007, our revenues increased over the first quarter and net loss declined in the second and third quarter. In the fourth quarter net loss increased due to the impact of the “Other than Temporary” impairment charge related to certain Auction Rate Securities (ARS), as described below under “Item 5A–Operating Results–Comparison of 2007, 2006 and 2005–Impairment of ARS”

        On July 1, 2007, Mr. Michael Neumann was appointed as our Senior Vice President and Chief Financial Officer.

Acquisitions and Dispositions

        Our business and financial position during the three years ended December 31, 2007 were influenced by acquisitions and a disposition. The acquisitions were accounted for as purchase, and, accordingly, the purchase price for the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to acquisitions are included in our consolidated statements of operations from the date of acquisitions. The following are details for each of these acquisitions and disposition:

—	On December 29, 2005, we acquired Telesoft, from Elron Electronic Industries Ltd. The aggregate purchase price was $2.5 million consisting of $2.1 million in cash paid to Elron Electronic Industries Ltd., as the seller at the closing and $0.4 million in direct transaction costs consisting primarily of professional fees. In addition to the purchase price, we were obligated to pay to Elron Electronic Industries an amount of up to $0.4 million in connection with an earn outif certain milestones were met, in accordance with purchase agreement. The earn-outwas over the period of 12 months following the closing date. No such earn-out was paid, as the milestones were not met.

—	On March 31, 2004, we sold our government surveillance business to Verint. Accordingly, our statements of operations, including those of prior periods, reflect the results of operations of this business in the line item called “income (loss) from discontinued operations.” All data in this annual report derived from our statements of operations, unless otherwise specified, exclude our government surveillance business. Pursuant to the asset purchase agreement, Verint purchased certain assets and assumed certain liabilities relating to the government surveillance business for $35 million in cash. The transferred assets included certain intellectual property rights, fixed assets, backlog contracts, agreements with subcontractors and suppliers, third-party software licenses and outstanding customer proposals. The assumed liabilities included employment-related liabilities in respect of our employees who were hired by Verint including retention bonuses, severance and compensation liabilities with respect to the termination of certain of our officers, and an accrual for certain research and development and customization expenses, see “Item 10C–Material Contracts.”

Share Repurchase Plan

        In April 2006 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. Since we adopted the plan, we repurchased an amount of 2,304,794 of our ordinary shares for total consideration of $11.5 million. The plan expired in April 2007. As of December 31, 2007, our total cash and investments were approximately $29.1 million. See also “Liquidity and Capital Resources” in connection with our cash position.

Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2007	2006	2005

Revenues	100.0%	100.0%	100.0%
Cost of revenues	48.7	47.3	47.4

Gross profit	51.3	52.7	52.6

Research and development costs, net	22.9	14.8	15.6
Selling and marketing expenses	40.9	33.0	29.9
General and administrative expenses	27.5	13.2	17.7
Restructuring and related impairment costs	-	-	1.6
Amortization of acquisition-related intangible assets	0.4	1.6	0.2
Acquisition-related expenses	-	2.2	-

Total operating expenses	91.7	64.8	65.0

Operating loss	(40.4)	(12.1)	(12.4)
Financial income, net	5.5	4.3	6.4
Other expenses, net	(7.5)	-	-

Loss before taxes on income	(42.4)	(7.8)	(6.0)
Income tax benefit (expense)	0.3	(*)	0.1

Net loss	(42.1)%	(7.8)%	(5.9)%

(*)	Represent a percentage less than 0.1%

Comparison of 2007, 2006 and 2005

Revenues

        Our revenues consist of fees from the sale of our solutions, which include license of software and hardware, as well as licenses of software and hardware of third parties, to telecommunications services providers, and from fees for maintenance and other related services.

        2007 vs. 2006

        Total revenues decreased by 27% from $28.8 million in 2006 to $20.9 million in 2007, for the reasons discussed above in the “Overview” of this section.

        2006 vs. 2005

        Total revenues increased by 24% from $23.2 million in 2005 to $28.8 million in 2006. We increased our revenues, both by winning new accounts, including orders for our FraudView and RAP solutions from major telecommunication carriers in various geographic regions, and by making sales to existing customers including sales of a new version of our FraudView product. We kept increasing our maintenance and support revenues largely through renewals and extensions from our installed customer base.

Cost of Revenues

        Cost of revenues consists primarily of the direct cost of materials, employee compensation expenses, payments to subcontractors and outsourcers, payments to consultants, depreciation related to manufacturing facilities, allocated overhead, maintenance and support of our products, changes in inventory and royalties to the OCS.

        2007 vs. 2006

        Cost of revenues decreased from $13.6 million in 2006 to $10.2 million in 2007 primarily due to the non-recurrence of a provision of $2.3 million in royalties to the OCS, recorded in the fourth quarter of 2006, which represented substantially full repayment of prior funding to the OCS arising from its participation plan. Our gross profit margin was 51%, compared to a gross profit margin of 53% in 2006. Our gross profit decreased primarily because our revenues decreased, however, our level of fixed expenses, such as payrolls, rent of facilities and vehicles expense remained the same. In addition, the appreciation of the NIS compared to the U.S. dollar resulted in an increase of the U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006, measured based upon the 2006 average exchange rate between the NIS and the U.S. dollar.

        2006 vs. 2005

        Cost of revenues increased from $11.0 million in 2005 to $13.6 million in 2006, primarily due to a provision of $2.3 million in royalties to the OCS, as discussed in “Item 5C–Research and Development, Patents and Licenses–Grants from the Office of the Chief Scientist “, which was recorded in the fourth quarter of 2006, and as a result of increase in revenues. Our gross profit margin was 53%, which was similar to our gross profit margin in 2005. Gross profit margins remained essentially unchanged despite the increase in our gross profit from $12.2 million in 2005 to $15.2 million in 2006 which increase was due primarily to our higher sales in 2006 compared with 2005, as partially offset by the $2.3 million OCS royalties’ charge which we provided for in December 2006, as discussed in “Overview.”.

Operating Expenses

(in millions of U.S. dollars, except for percentages)	Year ended December 31,			% Change 2007 vs. 2006	% Change 2006 vs. 2005
	2007	2006	2005

Research and development costs, net	4.8	4.3	3.6	12.0	18.1
Selling and marketing expenses	8.5	9.5	6.9	(10.1)	37.4
General and administrative expenses	5.8	3.8	4.1	51.0	(7.0)
Restructuring and related impairment costs	-	-	0.4	N/A	N/A
Amortization of acquisition-related intangible assets	0.1	0.5	*	(79.8)	851.0
Acquisition-related expenses	-	0.6	-	N/A	N/A
Total operating expenses	19.2	18.7	15.0	2.6	24.3

(*)	Represents a percentage less than 0.1 million

Research and Development Costs, Net

        Research and development costs consist primarily of employee compensation expenses, payments to subcontractors and consultants and allocated overhead, costs of materials and software and amortization of purchased technologies associated with our research and development activities. Grants received in previous years from the OCS are deducted from gross research and development expenses to determine net research and development expenses.

        2007 vs. 2006

        Research and development costs, net increased by 12.0% from $4.3 million in 2006 to $4.8 million in 2007. This increase was due to the following factors: (i) grants from the OCS that we recorded in our books decreased by 100.0% from approximately $0.2 million in 2006 to $0 in 2007, as we did not request OCS grants or participation in any new programs; and (ii) the appreciation of the NIS compared to the U.S. dollar resulted in an increase of the U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006.

        2006 vs. 2005

        Research and development costs, net increased by 18.1% from $3.6 million in 2005 to $4.3 million in 2006. This increase reflected an increase in gross research and development costs from $4.1 million in 2005 to $4.5 million in 2006, which was primarily due to increase in the number of research and deelopment personnel in 2006 as a result of our acquisition of Telesoft and decrease in OCS grants participation. Grants from the OCS that we recorded in our books decreased by 49.6% from approximately $0.5 million in 2005 to $0.2 million in 2006, as we were granted the remaining of the OCS participation approved in previous years and did not request any grants or participation in any new programs.

Selling and Marketing Expenses

        Selling and marketing expenses consist primarily of employee compensation expenses, payments to consultants, agents’ commissions and costs associated with advertising, exhibitions, market research, participation in industry trade shows, travel and allocated overheads.

        2007 vs. 2006

        Selling and marketing expenses decreased by 10.1% from $9.5 million in 2006 to $8.5 million in 2007. The decrease was mainly due to lower expense for agents’ commissions resulting both from the decrease in our revenues and from increased cooperation with distributors and system integrators in an effort to broaden our penetration in various markets. Sales through distributors and system integrators generally do not involve payment by us of agent commissions. The decrease in selling and marketing expenses was partially offset by the appreciation of the NIS compared to the U.S. dollar which resulted in an increase of the U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006.

        2006 vs. 2005

        Selling and marketing expenses increased by 37.4% from $6.9 million in 2005 to $9.5 million in 2006. The increase in selling and marketing expenses in 2006 was due to higher expense for agents’ commissions than we incurred in the previous year, resulting from increased sales in 2006, and due to adoption of SFAS 123 (R) “Share-based payment”, under which we recorded an expense in the amount for approximately $0.5 million share-based compensation we granted to sales and marketing personnel.

General and Administrative Expenses

        General and administrative expenses consist primarily of employee compensation expenses, professional fees, including legal and accounting fees, recruiting costs, allocated overheads and changes in the balance of provision for doubtful accounts.

        2007 vs.2006

        General and administrative expenses increased by 51.0% from $3.8 million in 2006 to $5.8 million in 2007. The increase was primarily due to expenses related to changes in our senior management resulting from: (i) payment of extended separation compensation to one of our executives which has resigned from his position with the Company, (ii) increases in senior management headcount and compensation levels in transition periods, (iii) the appreciation of the NIS compared to the U.S. dollar which resulted in an increase of our U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006, and (iv) a decrease in our doubtful debts recovery as compared to 2006.

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

Amortization of Acquisition-Related Intangible Assets

        2007 vs.2006

         In 2007 and 2006 due to our acquisition of Telesoft, we recorded amortization of acquisition-related intangible assets in the amount of $0.1 million and $0.5 million, respectively, which amounts consist of amortization expense related to intangible assets recorded in connection with acquisition accounted for by the purchase method of accounting. These intangible assets, consisting primarily of core technology, third-party relations, customer contracts and relationships, are being amortized using the straight-line method and based on forecasted cash flows associated with the assets over periods ranging from one to five years.

        2006 vs.2005

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

        In 2005, the amortization of acquired-related intangible assets are related to the amortization of intangible assets acquired in Net–I acquisition.

Restructuring and Related Impairment Costs

        2007 vs.2006

        We recorded no restructuring expenses during the year 2007.

        2006 vs.2005

        We recorded no restructuring expenses during the year 2006.

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

Acquisition-Related Expenses

        2007 vs.2006

        No material expenses were recorded in our results of operations in 2007 in respect of acquisition related expenses.

        2006 vs.2005

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

        We recorded no acquisition-related expenses during the year 2005.

Operating Loss

        2007 vs. 2006

        Operating loss increased from $3.5 million in 2006 to $8.5 million in 2007. The increase in our operating loss in 2007 was mostly due to (i) a reduction in our revenues during 2007 whilst our level of fixed expenses, such as payrolls, rent of facilities and vehicles expense remained the same; (ii) payment of extended separation compensation to one of our executives which has resigned from his position with the Company, (iii) increases in senior management headcount and compensation levels in transition periods, (iv) the appreciation of the NIS compared to the U.S. dollar which resulted in an increase of our U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006, and (v) a decrease in our doubtful debts recovery as compared to 2006. This increase in the operation loss in 2007 was partially offset, compared to 2006, by the following factors: (i) lower expense for agents’ commissions, resulting both from the decrease in our revenues and from increased cooperation with distributors and system integrators; and (ii) the following two non-recurring expenses which were recorded in 2006: (a) repayment of royalties to the OCS, and (b) expenses for a due-diligence process in connection with potential acquisition.

        2006 vs. 2005

        Operating loss increased from $2.9 million in 2005 to $3.5 million in 2006. This increase was largely due to several factors, which we do not anticipate to recur in the foreseeable future. These factors include a provision for the repayment of prior funding to the OCS in the amount of approximately $2.3 million, as substantially full repayment of our obligations to the OCS arising from its participation plan with respect to our FraudView solution and acquisition-related expenses in connection with the negotiation of a potential acquisition in the amount of $0.6 million. Also, our operating results for 2006 were affected by the adoption of SFAS 123 (R), under which we recorded an expense in the amount of approximately $1 million.

Financial Income, Net

        2007 vs. 2006

        Financial income, net decreased by 6.0% from $1.23 million in 2006 to $1.16 million in 2007. This decrease was primarily due to the following two factors: (i) decrease in the average cash available for investment during 2007 compared to 2006, due to shares repurchase plan and repayment of grant to the OCS; and (ii) appreciation of the NIS compared to the U.S. dollar.

        2006 vs. 2005

        Financial income, net decreased by 17.5% from $1.5 million in 2005 to $1.2 million in 2006. This decrease was solely due to the decision to repay prior funding to OCS which bore interest in the amount of $0.6 million.

Impairment of Auction Rate Securities (ARS)

        Other expenses includes the “other than temporary” decline in value of certain securities. As of December 31, 2007, we had $7.4 million of principal invested in ARS. The Company has a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. The Company’s ARS were ranked as AAA and AA at the time of purchase, and there had been no change in their rating until the end of the first quarter of 2008 in which they experienced a rating downgrade. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, based on initial third-party indications, the Company has impaired its ARS portfolio. As a result, the Company recorded, an impairment charge of $1.6 million in the consolidated statement of operations, which is considered “other than temporary”, and an unrealized loss of $0.2 million in other comprehensive income as a reduction of shareholders’ equity, which is considered as a “temporary” impairment. All of these ARS are classified as of December 31, 2007 as long-term investments.

Net Loss

        2007 vs. 2006

        Net loss increased from $2.3 million in 2006 to $8.8 million in 2007. The increase in our net loss in 2007 was mostly due to (i) a reduction in our revenues during 2007 whilst our level of fixed expenses, such as payrolls, rent of facilities and vehicles expense remained the same; (ii) payment of extended separation compensation to one of our executives which has resigned from his position with the Company, (iii) increases in senior management headcount and compensation levels in transition periods, (iv) the appreciation of the NIS compared to the U.S. dollar which resulted in an increase of our U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006, (v) a decrease in our doubtful debts recovery as compared to 2006, and (vi) an other than temporary impairment charge related to certain ARS. This increase in the net loss in 2007 was partially offset, compared with 2006 by the following factors: (i) lower expense for agents’ commissions resulting both from the decrease in our revenues and from increased cooperation with distributors and system integrators; and (ii) the following two non-recurring expenses which were recorded in 2006: (a) repayment of royalties to the OCS, and (b) expenses for a due-diligence process of a potential acquisition.

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

Critical Accounting Policies

        The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and are the most critical to aid in fully understanding and evaluating our reported results:

—	revenue recognition;
—	allowance for doubtful accounts;
—	goodwill and other intangible assets;
—	deferred taxes;
—	impairment of long-lived assets;
—	accounting for income taxes;
—	contingencies;
—	share-based compensation; and
—	classification of investments.

Revenue Recognition

        Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenues, as discussed below. However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

        We have adopted the requirements of American Institute of Certified Public Accountants (AICPA) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition.” Therefore we recognize revenue from product sales (which include software) when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable and (4) collectibility is probable.

        We include post-contract customer support (“PCS”), within the price of the product sale. This PCS is for a one-year period and includes a standard product warranty and updates and enhancements to correct minor bugs or errors in the software. The cost of providing the PCS is insignificant, and the warranty and bug fixes have been infrequent. Therefore, the PCS revenue is recognized upon delivery of the product, in accordance with SOP 97-2.

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

        Revenues from contracts that require significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for performance of construction type and certain production type contracts.” The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated. If collectibility is determined as not being probable, we recognize revenues from contracts with significant design, development, modification and customization, using the completed-contract method.

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

Business Acquisitions; Goodwill and Other Intangible Assets

        Our business acquisitions may result in the recognition of goodwill and other intangible assets, and in certain cases non-recurring charges associated with the write-off of in-process research and development (“IPR&D”), which may affect the amount of current and future period charges and amortization expense. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations accounted for by the purchase method of accounting. We amortize our acquisition-related intangible assets using the straight-line method and based on forecasted cash flows associated with the assets over the estimated useful lives. We adopted SFAS 142 requirements regarding goodwill and other intangible assets with indefinite useful lives. Such goodwill is not amortized, but rather is periodically assessed for impairment.

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

        We conduct our annual goodwill impairment test as of June 30 every year. We performed annual impairment tests during 2007, 2006 and 2005 and did not identify any impairment.

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

        Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A valuation allowance has been made for almost all of our deferred tax assets and those of our subsidiary companies, since we believe that it is more likely than not that the deferred tax assets will not be realized, as we are uncertain as to whether loss carry forwards will be utilizable in the foreseeable future.

Impairment of Long-Lived Assets

        We have investments in tangible and intangible long-lived assets. Changes in technology or changes in our intended use of these assets may cause the value of these assets to change.

        We account for long-lived assets under the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

Accounting for Income Taxes

        In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (the “Interpretation”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company applied the provisions of the Interpretation effective January 1, 2007; however, the adoption of the Interpretation did not have an effect on the Company’s financial condition, results of operations or cash flows.

Contingencies

        From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. When we believe that it is probable that we will not prevail in a particular matter, we then estimate the amount of the liability based in part on advice of legal counsel. See Note 10I to our consolidated financial statements appearing elsewhere in this Annual Report and “Item 8A–Consolidated Financial Statements and Other Financial Information–Legal Proceedings” in relation to the class action filed against us in October 2004.

Share-Based Compensation

        Prior to January 1, 2006, we applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for our fixed plan stock options. As such, compensation expense was determined on the date of grant only if the current market price of the underlying stock exceeded the exercise price and was amortized over the vesting period.

        We also adopted the disclosure provisions of SFAS 123 “Accounting for Stock-Based Compensation” that were in force until December 31, 2005, but opted to remain under the expense recognition provisions of APB 25.

        In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, which expressed views of the SEC staff regarding the application of SFAS 123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as providing the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies.

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

        The implementation of SFAS 123R resulted in an increase in our operating expenses during 2007 and 2006 in the amount of approximately $1.1 million and $1 million, respectively. We expect to grant additional stock-based awards in future years which will result in additional share-based compensation expense.

Classification of Investments

        Long-term marketable securities consist of corporate bonds, ARS and U.S. government agencies’ debt securities. We classify our corporate bonds and U.S. government agencies’ debt securities as held-to-maturity. Held-to-maturity securities are those securities in which the we have the ability, and intent, to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. We classify our ARS as available-for-sale. Marketable securities available-for-sale are carried at fair value, held for an indefinite period of time and intended for use in meeting the ours ongoing liquidity needs. Unrealized gains and losses on available-for-sale securities, which are deemed to be temporary, are reported as a separate component of shareholders’ equity, net of tax.

        Any decline in the market value of any held-to-maturity or available-for-sale security below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the straight-line method. Interest income is recognized when earned.

        Short-term deposits and marketable securities with maturity dates between 91 to 365 days are considered to be short-term investments.

B.	Liquidity and Capital Resources

        As of December 31, 2007, we had $5.7 million in cash and cash equivalents, compared to $6.1 million in cash and cash equivalents as of December 31, 2006. As of December 31, 2007, we had $5.7 million in short-term investments and $17.8 million in long-term marketable securities, compared to $19.8 million in short-term investments and $11.3 million in long-term marketable securities, as of December 31, 2006.

        Generally, we invest our excess cash in instruments that are liquid and generate yields, with conservative and low risk. As of December 31, 2007, the Company had $7.4 million of principal invested in ARS. The Company has a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. The Company’s were ranked as AAA and AA at the time of purchase, and there has been no change in their rating since that time, until the end of the first quarter of 2008 in which they experienced a rating downgrade. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, based on third-party indications, the Company has impaired its ARS portfolio. As a result, we have recorded, on a GAAP basis, an impairment charge of $1.6 million in the consolidated statement of operations, which is considered “other than temporary”, and an unrealized loss of $0.2 million in other comprehensive income as a reduction of shareholders’ equity, which is considered as a “temporary” impairment. All of these ARS are classified as at December 31, 2007 as long-term investments.

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

        Net Cash Provided by/Used in Operating Activities. Net cash used in our operating activities was approximately $6.7 million in 2007. Cash used in operations for 2007 was primarily due to (a) the repayments made during 2007 in respect to the OCS prior years funding in the amount of approximately $3 million; and (b) an increase in our net loss as described above under ” Item 5A–Operating Results–Comparison of 2007, 2006 and 2005–Net loss”. Net cash used in our operating activities was approximately $2.1 million in 2006. Cash used in operations for 2006 was primarily due to a longer collection cycle in the fourth quarter of 2006 which was reflected by a decrease in operating cash flow during fourth quarter and which resulted in cash flow used in operating activities for 2006. Net cash provided by operating activities of $4.4 million in 2005 was primarily attributable to higher revenues and cost-cutting measures we adopted as part of our restructuring plan

        From time to time, we enter into accounts receivables factoring agreements with unaffiliated financial institutions. During 2007 and 2006, we sold no trade account receivables, compared to 2005, in which we had $0.4 million in trade account receivables. Our ability to sell such receivables, if any, to these financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the applicable institutions’ policies from time to time.

        Capital Expenditures. Our capital expenditures were $0.4 million in 2007, $0.6 million in 2006 and $0.4 million in 2005. Our capital expenditures in each of these periods related primarily to the purchase of testing and computer equipment, and investment in back-office equipment. In addition, in 2005 we invested $1.8 million in the acquisition of newly consolidated subsidiaries (net of cash acquired), as a result of the Telesoft transaction. Following the acquisition, we had additional expenses in amount of $1.2 million, which were incurred mostly in connection with termination plan of the employees of the acquired company and repayment of certain liabilities. We expect our capital expenditures to increase in 2008 due to our anticipated implementation of new enterprise resource software platform.

        In addition, we invest in capital expenditures pursuant to the requirements applicable to us under our approved enterprise programs. As of December 31, 2007, no amounts remain to be invested in order to comply with our current approved program. This program was concluded and filed with the Investment Center during 2007. This program will provide us with tax benefits in the future; however, if we do not comply with applicable requirements of our approved programs, all current and future benefits from this program may be cancelled.

        Net Cash Used in/Provided by Financing Activities. Net cash provided by our financing activities in 2007 was approximately $1 million. This was due to the issuance of our ordinary shares to employees upon the exercise of share options. Net cash used in our financing activities in 2006 was approximately $10.1 mostly due to the repurchase of our shares during the second half of 2006 in an amount of $11.5 million. Net cash provided by our financing activities in 2005 was approximately $0.05 million. This was due to the issuance of our ordinary shares to employees upon the exercise of share options.

        Bank Credit. In September 2002, we entered into an arrangement with an Israeli bank which supplies us with various credit facilities and/or banking services, such as bank guarantees to our customers to guarantee our contractual obligations to such customers. As of December 31, 2007, outstanding bank guarantees totaled approximately $1.4 million. In connection with this arrangement, we executed a negative pledge in favor of the bank, in which we undertook not to perform the following without the bank’s prior written consent:

—	mortgage, or undertake to mortgage, in any manner or form, any of our assets; or
—	sell assets (other than in the ordinary course of business) the value of which exceed $1 million in the aggregate.

        In addition, from time to time other banks make credit available to us in the form of bonds to secure our obligations to our customers or in connection with hedging transactions.

Impact of Related Party Transactions

        Prior to June 28, 2006, we accounted for transactions with ECI as “related party transactions” based on ECI’s holdings in our shares. On June 28, 2006, ECI distributed its remaining shares of ECtel as dividend to its shareholders. As a result, ECI is no longer a shareholder of ECtel; however, ECI and ECtel may have been deemed related parties between December 31, 2006 and September 30, 2007, during which period IDB beneficially held between 31% and 38% of our outstanding shares, as well as approximately 40% of ECI’s outstanding shares. On September 30, 2007 all the shares of ECI were acquired by a group of investors and ECI became a private company. Therefore ECI and ECtel may no longer be deemed related parties. In our ordinary course of business, we have entered into a few agreements with ECI which are material to our operations:

        Supply Agreement. In February 2004, we executed a supply agreement with ECI, which replaced an earlier supply agreement entered into in October 1999. Under the terms of the supply agreement, ECI supplies us with the components (so-called “modules”) for use in our products. We agreed on the prices for these modules after negotiations with ECI. In accordance with its right under the Supply Agreement, ECI stopped manufacturing some of these components as of August 2006. Accordingly, we contracted with an alternate supplier for the manufacture of these components.

        Distribution Agreement. In June 2005, we entered into a distribution agreement with ECI under which we appointed ECI as our exclusive distributor in the Russian Federation, Ukraine and Kazakhstan, territories. Under this agreement, ECI, among other things, maintains a business and sales organization in these territories to promote and/or affect the sale of those of our products and services covered by the agreement. The agreement is subject to termination by either party upon three months’ notice. In addition, either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party.

Corporate Tax Rate

        Generally, Israeli companies are subject to corporate tax on taxable income. The corporate tax rate was reduced in July 2005, from 34% to 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined and discussed below) may be considerably less. Israeli companies are also subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. Also, regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis.

        Our manufacturing facilities in Rosh Ha’ayin have been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2018 to a reduced tax rate of a maximum of 25%. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. Based on our information as to share ownership as at December 31, 2007, our effective tax rate for 2007 applicable to our taxable income derived from approved enterprises would be between 0% to 25%. In light of our carry forward losses, we are currently not in a taxable position. However, according to the Law for the Encouragement of Capital Investments, prior to its amendment in 2005 (see “Item 10E–Taxation–Israeli Taxation–Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959”), the tax benefits of the law require us to invest in qualifying assets. To the extent that we invest in non-qualifying assets, we would not be entitled to the tax benefits under the law for a portion of our taxable income reflecting the ratio of our qualifying to non-qualifying assets, for those programs which are subject to the old provisions of the law.

        The above benefits are conditioned upon our fulfillment of conditions stipulated by the Law for the Encouragement of Capital Investments, the regulations promulgated thereunder and the instruments of approval for the specific investments in approved enterprises. If we fail to comply with these conditions, our benefits may be canceled and we may be subject to higher corporate tax rate.

Impact of Inflation, Devaluation, Appreciation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

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

        Most of our sales are denominated in dollars or are dollar linked. However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours which consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. For example, during 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel, and this trend has continued in 2008. As a result of this differential, we have experienced increases in the costs of our operations.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

1998	6.8	17.6	(10.8)
1999	1.3	(0.2)	1.5
2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.8)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	(1.2)	(1.6)	0.4
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	(0.4)	(9.0)	8.6

        Because exchange rates between NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements. Due to the fact that most of our revenues are in dollars while approximately 50% of our expenses are linked to NIS, inflation in Israel has not had a material effect on our results of operations, however, exchange rate fluctuations between NIS and the U.S. dollar had a material effect on our results of operation.

Market Risk

        For information on our market risk, see “Item 11–Quantitative and Qualitative Disclosures About Market Risk.”

C.	Research and Development, Patents and Licenses

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market. Our research and development expenses, net were $4.8 million in 2007, $4.3 million in 2006 and $3.6 million in 2005. As of March 31, 2008, 33 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future.

Grants from the Office of the Chief Scientist

        We received grants under several programs from the OCS, until the end of 2006. From time to time we may decide to apply for new programs.

        We recorded grant participations from the OCS totaling $0.2 million in 2006 and $0.5 million in 2005. Pursuant to the terms of these grants we are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2007, our contingent liability to the OCS for remaining programs, after repayment of some of the programs as mentioned above, in respect of grants received was approximately $0.4 million.

        In April 2006, we repaid to the OCS an amount of $0.4 million, which represents the entire obligation of Telesoft, in connection with grants received by Telesoft in prior years.

        During the fourth quarter of 2006, we committed to repay in full all the grants related to programs connected to our FraudView® solution. Pursuant to an agreement entered into with the OCS, the OCS agreed to conclude its participation in the OCS sponsored research and development programs relating to FraudView. As part of this agreement, we paid during 2007 to the OCS approximately $3 million, which includes interest accrued on the outstanding balance of the royalties. Such royalties are presented in our cost of revenues, see also Note 14D of our consolidated financial statements.

        Support received from the OCS is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

        Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

        In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, or up to 150% thereof in the case of some of our earliest programs.

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

        The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to OCS to comply with the Research and Development Law. In addition, the rules of OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

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

        The recent recession in the U.S. and global markets is affecting the global economy, causing uncertainty in the telecommunication market, and may result in a decline of capital investment by telecommunications service providers. This possible decline in capital expenditures may have a negative impact on our sales and may adversely affect the pricing of our products.

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

        Currently, the demand for revenue assurance and fraud prevention technologies is solid, especially in large telecom providers. We expect the demand for revenue assurance and fraud prevention technologies to remain solid in the near future. However, internal processes at our prospective customers and resellers as well as competition, may affect our ability to close deals and maintain profitability at current levels. In addition, the above factors may cause fluctuations in our quarterly and annual results of operations. For example, in April 2007, we announced that our first quarter revenues were lower than our internal work plan following both a delay in the receipt of previously anticipated orders and a delay in receiving acceptance for certain customer projects that were part of our backlog.

        During 2007, the NIS appreciated by nine percent against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel, and this trend has continued in 2008. Although we have operations throughout the world, the majority of our revenue and operating are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar may have a negative effect on our results of operations and financial condition. For further information regarding the effect of fluctuations in exchange rates between NIS and the U.S. dollar on our results of operations and financial condition, see “Item 5–Operating and Financial Review and Prospects.”

E.	Off-Balance Sheet Arrangements

        In the ordinary course of business, we have various commercial commitments that amounted, at December 31, 2007, in the aggregate to approximately $1.4 million. These consist of primarily performance bonds and other bonds and guarantees, such as tender guarantees.

        We do not believe that these commitments have or are reasonably likely to have a current or future effect on our financial condition.

F.	Tabular Disclosure of Contractual Obligations

        The following table sets forth, as of December 31, 2007, our known contractual obligations by type of obligation and for the periods indicated:

	Payments due by period (in thousands of U.S. dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations
(vehicles and facilities)	3,396	1,320	1,844	232	-
Liability for employee severance
benefits	2,352	-	-	-	2,352

Total	5,748	1,320	1,844	232	2,352

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

        The following table sets forth information with respect to our directors and senior managers

Name	Age	Position

Itzik Weinstein	49	President and Chief Executive Officer
Michael Neumann	44	Senior Vice President and Chief Financial Officer
Benny Yehezkel	41	Executive Vice President, Worldwide Marketing and Sales
Yoav Geva	43	Vice President, Professional Services and Operations
Michael Bar Joseph	50	Vice President, Research and Development
Liat Inbar-Arad	42	Vice President, Human Resources
Hadar Solomon	51	Vice President, General Counsel and Corporate Secretary

Yair Cohen (1) (3)	53	Chairman of the Board
Ra'anan Cohen	40	Director
Sami Totah (1) (2) (3)	50	Director
Rami Entin (1) (2) (3)	56	Director
Mali Baron (1) (2)	60	Director

(1) Member of the compensation committee

(2) Member of the audit committee

(3) Member of the investment committee

        Itzik Weinstein has served as our President and Chief Executive Officer since May 1, 2007. Previously, he served as our Executive Vice President for Professional Services and Operations since July 2004. Prior to this position, he was Vice President Customer Services and Product Management at VocalTec since the year 2000. Prior to that, Mr. Weinstein served as Engineering Site Manager at NetManage since the year 1999, and Software Engineering Manager of KLA-Tencor Corporation’s optical metrology division since the year 1995. Mr. Weinstein holds an MBA from the Kellogg-Recanati Executive MBA Program of Tel Aviv University and a B.Sc. in Computer Engineering from the Technion – Israeli Institute of Technology.

        Michael Neumann has served as our Senior Vice President and Chief Financial Officer since July 2007. Previously, Mr. Neumann worked for 12 years at Cellcom Israel Ltd. (Nasdaq: CEL), where he served as Vice President Economics and Control and interim Chief Financial Officer, among other managerial positions. Prior to that, Mr. Neumann was Finance Manager at Fibronics Ltd. (of the Elron Group), where he was responsible for the company’s worldwide financial activities. Mr. Neumann holds a B.Sc. in Economics and Management from the Technion – Israeli Institute of Technology.

        Benny Yehezkel has served as our Executive Vice President of Worldwide Sales since September 2006. In late 2007 he also assumed the role of Executive Vice President of Worldwide Marketing. He joined us as the Senior Vice President of Telesoft following our December 2005 acquisition of Telesoft, where he had served as CEO since November 2002. Prior to Telesoft, Mr. Yehezkel served in various executive positions in the Elron Electronic Industries Group, including Vice President of Business Development of Elbit Ltd., Chief Executive Officer of Dealigence Inc. Previously, Mr. Yehezkel was the Chief Executive Officer of Sintec Call Centers (SCC). Mr. Yehezkel holds an MBA from Tel Aviv University and a B.Sc. in Computer Science from the Technion – Israeli Institute of Technology.

        Yoav Geva has served as our Vice President of Professional Services and Operations since January 2008. Mr. Geva has been with the Company since 2001, and served as Vice President Corporate Development, Commercial Director, and Financial Sales Support Manager. Previously, he served as a Sales Manager in the International Marketing Division at Rotem Amfert Negev of the ICL Group since 1999. Prior to that, he served as the Manager of the Guarantees Division at the Israel Foreign Trade Risks Insurance Corporation and as the Manager of the Short Term Credit Insurance Division at the Israel Foreign Trade Risks Insurance Corporation. Mr. Geva holds an MBA from the Executive MBA program of Bar Ilan University and a B.A. in Economics from Tel Aviv University.

        Michael Bar Joseph joined us in January 2008 as Vice President of Research and Development. Prior to that, Mr. Bar-Joseph served as General Manager of Skyrider’s center in Israel, where he led and managed many innovative developments in the P2P arena. Prior to Skyrider, he was Executive Vice President of Research and Development at Red Bend Software, the world’s leading provider of over-the-air software updates for mobile devices, successfully installed in Nokia, Sony Ericsson and other major enterprises. Previously, Mr. Bar-Joseph was the General Manager of Tundo Communication and Telephony Ltd., where he managed the R&D and engineering efforts for the company’s industry-leading IP telephony system. Prior to that, Mr. Bar-Joseph led an engineering team at RAD Data Communications, where he was responsible for designing and delivering the company’s key products. He also was senior software engineer at Advanced Technology Ltd., and software engineer at Israel Aircraft Industries. Mr. Bar-Joseph received his B.Sc. in Aeronautical Engineering from the Technion –Israeli Institute of Technology, with honors.

        Liat Inbar-Arad has served as our Vice President of Human Resources and a member of our executive management team since October 2007. Previously, Ms. Inbar-Arad served as Vice President Human Resources in Finjan Software. Prior to that, Ms. Inbar-Arad was the organizational development and training manager of Orbotech (Nasdaq: ORBK). She also served as training development manager at ECI Telecom. Prior to that, Ms. Inbar-Arad held various lecture and research positions at the Open University and Tel Aviv University. Ms. Inbar-Arad holds an M.A. in Labor Studies and a B.A. in Humanities from Tel Aviv University, with honors.

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

        Yair Cohen has served as the Chairman of our Board since August 2006. Mr. Cohen has served as a Vice President of Elron Electronic Industries Ltd. (“Elron”) since July 2005. From 2000 until joining Elron, Mr. Cohen served as a Brigadier General in Unit 8200, the central military intelligence unit of the Israeli Defense Force, engaged in the development of advanced technology. Mr. Cohen serves on the boards of several Elron group companies. Mr. Cohen holds a B.A. degree in History and Arabic (summa cum laude) from Bar-Ilan University, Israel, and an M.A. degree in Management of National Resources (summa cum laude) from Industrial College (NDU), United States.

        Ra’anan Cohen has served as one of our directors since July 2007. Mr. Cohen was appointed Chief Executive Officer of Koor in July 2006. Mr. Cohen served as President and Chief Executive Officer of Scailex Corporation Ltd. (formerly Scitex) from 2004 to July 2006. He also serves as Vice President of Discount Investments Corporation Ltd. (“DIC”), Koor’s controlling shareholder, since August 2001 and previously served as Executive Assistant to the Chief Executive Officer of DIC from 1999. Prior to joining DIC, Mr. Cohen was an associate with McKinsey & Company, Inc. in London, beginning in 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar. Mr. Cohen is a member of the board of directors of a number of companies in the IDB group, including Makhteshim Agan Industries Ltd. and Cellcom Israel Ltd. Mr. Cohen holds a B.A. degrees in Law and in Economics from Tel Aviv University and an M.A. in management from J.L. Kellogg Graduate School of Management at Northwestern University, United States.

        Sami Totah has served as one of our directors since September 2006. Mr. Totah has served as chairman of the board of directors of several Israeli start-up companies since 2003, including Pilat Media, Sheer Networks, Red Bend, and Flash Networks. From 1984 until 2002, Mr. Totah served in various positions at Amdocs, including the position of Chief Operations Officer. Mr. Totah is a practical software engineer and participated in professional courses over the years, including courses of the Executive MBA program of the Hebrew University Business School.

        Rami Entin has served as one of our directors since June 2004. From 2001 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999, he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin is an external director of Solomon Holdings Ltd., Cimatron Ltd and of BSP Ltd., and is director of Hilan Tech Ltd. and of Gilon BI Limited. Mr. Entin holds a B.A. degree in Accounting and Economics and an MBA degree from the Tel Aviv University, and he is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University, United States.

        Mali Baron has served as our external director since July 2007. From 1997 until 2006, Ms. Baron served as Senior Assistant General Manager, Head of Branches and Mortgages Division of Mercantile Discount Bank. From 1990 until 1996, she held various positions with United Mizrahi Bank, including the Director of the Business Credit Division, General Manager of Bank Mizrahi for Industry, Director of B.N.S. Leasing Company of Bank Mizrahi and Director of the Economic Division of the bank. From 1988 to 1989, Ms. Baron served as the Head Economist and Director of Human Resources for the General Bank. From 1986 to 1987, she served as an economic consultant for the First International Bank. From 1975 to 1985, Ms. Baron worked in the Budget Department of the Ministry of Finance and served as its Deputy Director from 1982-1985. Ms. Baron serves as an External Director of Bank Hapoalim Ltd. and as member of the Investment Committee of the Phoenix Insurance Company Ltd. She holds a B.A. in Economics and Developing Countries from Tel Aviv University and an MBAin Business Administration from Hebrew University. Ms. Baron has also completed course work toward a Masters in Economics.

        There are no family relationships between any directors or senior managers.

B.	Compensation

        The aggregate direct remuneration paid during 2007 to executive officers and directors as a group (17 persons), as well as remuneration paid to former executives in connection with their services during 2007 and payments made in connection with their termination, was approximately $2.8 million (including bonuses and deposits to pension funds). This does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, we recorded an amount of $0.9 million of share-based compensation expenses, in accordance with SFAS 123R, which relate to our executive officers and directors.

        Our board of directors granted options to executive officers and directors to purchase an aggregate of 620,000 ordinary shares, at exercise prices ranging from $3.28 to $3.49 per share, during 2007. The exercise price was equal to the fair market value of our ordinary shares on the date of grant. The vesting of these options is spread over various periods commencing on various dates from May 2008 and ending August 2011, unless terminated sooner, in accordance with their terms.

C.	Board Practices

Appointment of Directors and Terms of Office

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

        The terms of office of our directors, Yair Cohen, Rami Entin and Ra’anan Cohen, expire at our 2008 annual general meeting. The terms of office of our external directors, Mr. Totah and Ms. Baron, expire in September 2009 and July 2010, respectively.

Audit Committee

        Nasdaq Requirements

        Our ordinary shares are listed for quotation on the Nasdaq Global Market, and we are subject to the rules of Nasdaq applicable to listed companies. Pursuant to the current listing requirements of the Nasdaq Global Market, we are required to have at least three independent directors on our audit committee. We have appointed such directors to our audit committee. Pursuant to the Sarbanes-Oxley Act of 2002, the Nasdaq Global Market has introduced listing standards requiring all members of an audit committee to comply with tightened independence requirements. All members of our audit committee currently comply with those requirements.

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

        The members of our audit committee are Messrs. Totah and Entin, and Ms. Baron, each of whom is an independent director under the requirements of the SEC and Nasdaq. Our board of directors has determined that Mr. Entin qualifies as a financial expert for purposes of SEC and Nasdaq rules. As stated above, Mr. Totah and Ms. Baron qualify as external directors under the Israeli Companies Law. Our board of directors has determined that Mr. Rami Entin qualifies as our audit committee financial expert.

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

Independent Directors

        Nasdaq Marketplace Rules require that the board of directors of a Nasdaq-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of Nasdaq, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of Nasdaq and the SEC. Our board of directors has determined that each of Rami Entin, Mali Baron and Sami Totah qualifies as an independent director under the requirements of the SEC and Nasdaq.

Outside Directors

        Under the Companies Law, public companies are required to have at least two outside directors. Our outside directors are Mr. Sami Totah and Ms. Mali Baron.

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

        The members of our compensation committee are Messrs. Yair Cohen and Sami Totah, and Ms. Mali Baron.

        The members of our investment committee are Messrs. Rami Entin and Sami Totah, and Ms. Mali Baron.

Internal Auditor

        Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, nor a member or representative of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Our internal auditor is Mr. Israel Rubin, of Chaikin, Cohen, Rubin & Gilboa, an Israeli auditing firm.

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

D.	Employees

        The following table describes the number of our employees as of March 31, 2008 and December 31 of each of the indicated years:

	March 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005 *

Approximate numbers of employees by geographic location:
Israel	128	130	135	159
United States	12	12	10	9
Europe and elsewhere	27	27	25	19

Total workforce	167	169	170	187
Approximate numbers of employees by category of activity:
Management and administration	29	27	23	21
Research and development	33	36	36	45
Professional services and operations	81	78	83	90
Sales and marketing	24	28	28	31

Total workforce	167	169	170	187

* Includes employees of Telesoft

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

        Labor Laws, Pension Funds. Israeli labor laws and regulations apply to all of our employees in Israel. The laws principally concern matters such as paid vacation, paid sick days, length of the workday, payment for overtime and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute amount to approximately 14.5% of wages, of which the employee contributes 66% and the employer contributes 34%.

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

Security Ownership of Our Directors and Executive Officers

        Other than Ra’anan Cohen, as of March 31, 2008, none of our directors or executive officers beneficially owned shares, including options to acquire our ordinary shares that are vested or vest within 60 days, which represent more than 1% of our outstanding ordinary shares. Mr. Ra’anan Cohen, in the capacity of his position as Chief Executive Officer of Koor Industries Ltd., may be deemed to beneficially own the 3,498,836 shares of our company owned by Koor. All our officers and directors listed in Item 6A above, but excluding Ra’anan Cohen, were granted options to acquire our ordinary shares. As of May 31, 2008, they held, as a group, 14,165 of our ordinary shares and options to purchase additional 1,341,931 ordinary shares. The following table sets forth detailed information about the granted options, for the periods indicated:

Grant date	Exercise price	Granted amount	Cancelled amount	Vested options	Non-vested options	Options which were exercised

2003	$4.67	40,000	-	40,000	-	-
2004	$2.63-3.14	917,308	61,250	851,063	4,995	662,502
2005	$3.64-4.97	295,000	100,000	162,190	32,810	-
2006	$4.47-4.86	810,000	427,500	186,672	195,825	-
2007	$3.28-3.49	620,000	-	-	620,000	-

		2,682,308	588,750	1,239,925	853,630	662,502

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

        In 2003, our board of directors adopted the “ECtel Ltd. 2003 Share Option Plan” for our officers, directors and consultants who are Israeli residents. Pursuant to the Israeli tax reform (described below under “Item 10E–Taxation–Israeli Taxation”), our board of directors resolved to elect the “capital gains route.” Accordingly, subject to the fulfillment of certain conditions, gains realized by Israeli residents from the sale of shares issued upon exercise of options will be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 50%). Also in 2003, our board of directors adopted the “ECtel Ltd. U.S. Employee Stock Option Plan” for residents of the United States to enable eligible grantees to benefit from favorable U.S. federal income tax treatment of options that qualify as incentive stock options. These plans were approved by our shareholders and currently have pools of 1,700,000 shares and 50,000 ordinary shares, respectively. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors.

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

        In April 2006, our shareholders resolved to approve an amendment to our 2003 Share Option Plan (the “2003 Plan” and as amended by such amendment, the “Amended Plan”) intended to, among other things, increase the number of shares reserved for issuance under the Amended Plan by 2,000,000 shares, from 1,700,000 shares to 3,700,000 shares, add Restricted Stock Units and Stock Appreciation Rights to the types of awards available for issuance under the Amended Plan, terminate our ECtel Ltd. 2003 U.S. Employee Stock Option Plan and consolidate its terms into the Amended Plan so that we would have only one equity incentive plan under which we make awards.

        As of March 31, 2008, options to purchase a total of 2,118,499 of our ordinary shares were outstanding. During 2007 and through March 31, 2008, 321,733 options to purchase an aggregate of ordinary shares granted under the plans had been exercised and 830,000 options had been granted.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table shows the number of our ordinary shares beneficially owned by the only shareholders known to us as of April 30, 2008 to beneficially own more than 5% of our outstanding ordinary shares. As of that date, 16,686,401 of our ordinary shares were issued and outstanding. In accordance with the rules of the SEC, the number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days, but excludes the shares underlying any other options or warrants held by these persons. None of our shareholders, including our major shareholders have special voting rights.

	Shares Beneficially Owned
Name	Number	Percentage

IDB Holding Corporation Ltd. and its subsidiaries (1)	6,284,955	37.67%
Diker GP, LLC (2)	2,547,619	15.27%
Potomac Capital Management LLC (3)	1,050,916	6.30%

(1) Based upon notifications from IDB Holding Corporation Ltd. (“IDBH”), Koor Industries Ltd (“Koor”) and Clal Industries and Investments Ltd. (“Clal”) sent to us on June 5, 2008, June 2, 2008 and May 28, 2008, respectively. This number of shares includes: (a) 3,498,836 of our ordinary shares held by Koor which is an Israeli corporation. Koor’s ordinary shares are traded on the Tel Aviv Stock Exchange (the “TASE”); (b) 2,767,153 of our ordinary shares held directly by Clal Electronics Industries Ltd. (“CEI”), which is a wholly-owned subsidiary of Clal. CEI and Clal are Israeli corporations. Clal’s shares are traded on TASE; (c) 9,483 of our ordinary shares held directly by IDB Development Corporation Ltd. (“IDBD”), (but does not include (i) 4,899 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange-traded funds and insurance policies that are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. (“CIEH”), a majority-owned subsidiary of IDBD (“CIEH”) and (ii) 177 ordinary shares that are held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers). IDBD and Clal Insurance are Israeli corporations, whose shares are traded on TASE; and (d) 9,483 of our ordinary shares held by Badal Securities Ltd. (“Badal”), a wholly-owned subsidiary of IDBH. Badal and IDBH are Israeli corporations. IDBH’s shares are traded on TASE.

Approximately 49.5% of Koor’s ordinary shares are held by Discount Investment Corporation Ltd. (“DIC”), and approximately 10% of Koor’s ordinary shares are held directly by IDBD. DIC is an Israeli corporation whose shares are traded on TASE. Clal and DIC are controlled by IDBD. IDBD is controled by IDBH.

IDBH is controlled as follows: (a) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 52.04 of the outstanding shares of IDBH; (b)Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (c) Avraham Livnat Ltd (“Livnat”), a private Israeli company controlled by Avraham Livnat, holds directly and through a wholly-owned subsidiary, approximately 12.36% of the outstanding shares of IDBH; and (d) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor holds, directly and through a majority-owned subsidiary, approximately 12.35% of the outstanding shares of IDBH.

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

Based on the foregoing, IDBH (by reason of its control of Badal and IDBD, and by reason of IDBD’s control of Clal, CEI, Clal Insurance, DIC, Koor, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with Badal, IDBD, Clal, CEI, Clal Insurance, DIC and Koor the power to vote and dispose of our ordinary shares held by these entities.

(2) Based upon a Form 4 filed with the SEC on March 28, 2008. As the sole general partner of the Diker Funds (Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd.), Diker GP, LLC, Delaware limited liability company (“Diker GP”) has the power to vote and dispose of the ordinary shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management, LLC, a Delaware limited liability company, (“Diker Management”) serves as the investment manager of the Diker Funds. Accordingly, Diker Management, LLC, may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP, LLC and Diker Management, LLC and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be beneficial owners of shares beneficially owned by Diker GP and Diker Management.

(3) Based upon a Schedule 13F filed with the SEC on December 31, 2007. Following are the entities which acquired the shares which are the subject of the aforementioned Schedule 13F: (a) Potomac Capital Partners LP, a private investment partnership formed under the laws of State of Delaware. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP. Mr. Paul J. Solit is the Managing Member of Potomac Capital Management LLC; (b) Potomac Capital International Ltd., an international business company formed under the laws of the British Virgin Islands. Potomac Capital Management Inc. is the Investment Manager of Potomac Capital International Ltd. Paul J. Solit is the President and sole owner of Potomac Capital Management Inc., and a Director of Potomac Capital International Ltd.; (c) Pleiades Investment Partners-R, LP, a private investment partnership formed under the laws of the State of Delaware. Potomac Capital Management Inc. is the Investment Manager of a managed account of Pleiades Investment Partners-R, LP. Paul J. Solit is the President and sole owner of Potomac Capital Management Inc.

Record Holders

        As of March 31, 2008, there were 317 holders of record of our ordinary shares. 237 record holders, holding 12,475,542 shares, or approximately 75%, of our outstanding ordinary shares, were located in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

        There is currently no trading market for our ordinary shares outside of the United States.

B.	Related Party Transactions

        Supply Agreement with ECI

        In February 2004, we executed a supply agreement with ECI, which replaced an earlier supply agreement entered into in October 1999. Under the terms of such supply agreement, ECI supplies us with the components (so-called “modules”) for use in our products. We agreed on the prices for these modules after negotiations with ECI. In accordance with its right under the Supply Agreement, ECI stopped manufacturing some of these components as of August 2006. Accordingly, we contracted with an alternate supplier for the manufacture of these components.

        Distribution Agreement with ECI

        In June 2005, we entered into a distribution agreement with ECI under which we appointed ECI as our exclusive distributor in the Russian Federation, Ukraine and Kazakhstan, territories. Under this agreement, ECI, among other things, maintains a business and sales organization in these territories to promote and/or affect the sale of those of our products and services covered by the agreement. The agreement is subject to termination by either party upon three months’ notice. In addition, either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party.

        Registration Rights Agreement with members of the IDB Group

        In April 2008, we entered into a Registration Rights Agreement with our two largest shareholders: (a) Koor Industries Ltd. and (b) Clal Electronics Industries Ltd., a wholly-owned subsidiary of Clal Industries and Investments Ltd., both of which are members of the IDB Group, and their affiliates IDB Development Corporation Ltd. and Badal Securities Ltd. Koor Industries Ltd., Clal Electronics Industries Ltd., IDB Development Corporation Ltd. and Badal Securities Ltd. will be jointly referred to herein as “Holders”. For additional information regarding our major shareholders, please refer to “Item 7A–Major Shareholders.” Pursuant to this Registration Rights Agreement, we granted to the Holders rights in connection with sales, from time to time, of our ordinary shares held by such Holders. As required by the Israeli Companies Law, this agreement was approved by our audit committee, board of directors and a special majority of our shareholders. Under this agreement, the Holders are entitled to demand and piggyback registration rights. The first of such demand registrations must be for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holders (commonly known as a “shelf” registration), and the second demand registration may only be effected not less than 2 years after the effective date of the shelf registration. In addition, if we propose to register for public sale any of our ordinary shares under the Securities Act, the Holders would be entitled to request that we include some of their ordinary shares in such registration (commonly known as “piggyback” registration rights). The Registration Rights Agreement has a term of five years provided that it will terminate earlier upon the percentage holdings of the Holders falling below a specified threshold.

        For additional information regarding the Registration Rights Agreement, please refer to “Item 10C–Material Contracts.”

C.	Interests of Expert and Counsel

        Not Applicable.

Item 8. Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Financial Statements

        See Item 18.

Legal Proceedings

        On October 19, 2004, a class action complaint (the “Class Action Complaint”), Leumi Gemel Ltd. v. ECtel Ltd., et al., Case No. 8:04-CV-03380-RWT, was filed in the United States District Court for the District of Maryland. Named as defendants are ECtel Ltd., ECI Telecom Ltd., and certain of ECtel’s directors and officers. The Class Action Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, by making false and misleading statements in the Company’s SEC filings and press releases during a period beginning April 24, 2001, and lasting through April 2, 2003. The claims are purportedly brought on behalf of all persons who purchased our stock during that period. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs.

        The Company filed a motion to dismiss the class action complaint. At a hearing on this motion held on July 17, 2006, the court granted our motion to dismiss the class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the class action complaint. We responded by requesting that the court deny the motion to amend. On March 6, 2007, the court denied the plaintiff’s motion to further amend the class action. Plaintiff filed an appeal of the district court’s orders with the United States Court of Appeals for the Fourth Circuit. After briefing in the Fourth Circuit but before oral argument or any decision thereon, the parties reached an agreement in principle to resolve the litigation. The parties have executed a stipulation of settlement documenting their agreement. The stipulation of settlement must be approved by the district court which has not yet occurred.

Dividend Policy

        We did not pay any cash dividends during 2007, and we do not expect paying any in the foreseeable future.

        We participate in the “alternative benefits program” under the Israeli Law for the Encouragement of Capital Investments, 1959, under which we realize certain tax exemptions. If we distribute a cash dividend from tax-exempt income, we would have to pay corporate tax at a rate of up to 25% on the amount distributed and to withhold an additional 15% of the amount distributed on behalf of the recipient. For more information about the “alternative benefits program,” see ““Item 10E–Taxation–Israeli Taxation–Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

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

        There has been no significant change in our financial position since December 31, 2007 other than as stated in “Item 5A–Operating Results–Overview.”

Item 9. The Offer and Listing

A.	Offer and Listing Details

        Our ordinary shares have been quoted on the Nasdaq Global Market under the symbol “ECTX” since October 26, 1999. The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the Nasdaq Global Market (in U.S. dollars):

	High	Low

Calendar Year:
2003	9.70	4.59
2004	5.49	2.11
2005	5.35	3.34
2006	5.75	4.00
2007	5.30	2.81

Calendar Quarter:
2006:
First Quarter	5.19	4.42
Second Quarter	5.75	4.09
Third Quarter	4.45	4.00
Fourth Quarter	5.10	4.57

2007:
First Quarter	5.30	4.40
Second Quarter	4.65	3.04
Third Quarter	3.66	2.93
Fourth Quarter	3.42	2.81

2008:
First Quarter	2.84	2.14

Calendar Month
November 2007	3.30	2.91
December 2007	3.12	2.81
January 2008	2.84	2.49
February 2008	2.70	2.35
March 2008	2.58	2.14
April 2008	2.52	2.09
May 2008	2.24	1.98

B.	Plan of Distribution

        Not Applicable.

C.	Markets

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol ECTX.

D.	Selling Shareholders

        Not Applicable.

E.	Dilution

        Not Applicable.

F.	Expenses of the Issue

        Not Applicable.

Item 10. Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

        Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

—	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with:

—	proceedings we institute against him or that are instituted on our behalf or by another person;

—	a criminal charge from which he is acquitted; or

—	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

        Our articles of association also include provisions:

—	authorizing us to undertake to indemnify an office holder as described above, and

—	setting forth such events which our board of directors deems to be anticipated when the undertaking is given and such;

—	amounts and/or criteria determined by our board of directors to be reasonable under the circumstances; and

—	authorizing us to retroactively indemnify an officer or director.

        Limitations on Exculpation, Insurance and Indemnification

        The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a prohibited dividend or distribution to shareholders;

—	a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly (excluding a breach arising out of negligent conduct of the office holder);

—	any act or omission committed with the intent to derive an illegal personal benefit; or

—	any fine imposed on the office holder.

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

Transaction with Compwise Ltd.

        On March 24, 2008, we agreed to purchase substantially all the assets of Compwise Ltd. (“Compwise”), an Israeli based company, a provider of business analytic solutions for telecommunication operators. The transaction was consummated on April 30, 2008. The material terms of our asset purchase agreement and ancillary agreements with Compwise are summarized below. This summary is qualified in its entirety by reference to the full agreements filed as exhibits to this Annual Report. See “Item 19–Exhibits.”

        Pursuant to the asset purchase agreement, we purchased substantially all the assets of Compwise for approximately $1.3 million in cash. The transferred assets included mainly intellectual property and goodwill associated therewith, contracts with customers , accounts receivables, backlog contracts and third-party software licenses. The assumed liabilities included support and maintenance obligations arising under Compwise’s contracts with its customers. In addition, upon consummation of the transaction, we hired 5 employees of Compwise.

        Following consummation of the transaction, Compwise is to take all required actions in order to effect voluntary liquidation.

        Compwise and certain of its employees and shareholders undertook certain non-compete, non-solicitation and confidentiality commitments.

Registration Rights Agreement

        Our former shareholder, ECI Telecom Ltd. (“ECI”), had registration rights pursuant to an agreement entered into in 2002 for our owned by it, pursuant to which ECI was entitled to five demand registrations and unlimited piggyback registrations. Prior to May 10, 2004, ECI held of record 10,490,325, or approximately 57.9%, of our outstanding shares at that time. Over the course of 2004 and 2006 ECI distributed all those shares to its shareholders, including the “Holders”, as defined below. While pursuant to its registration rights agreement with us ECI had the right to assign its registration rights thereunder to its transferees, it did not do so.

        Therefore, in April 2008, we entered into a Registration Rights Agreement with our two largest shareholders Koor Industries Ltd. and Clal Electronics Industries Ltd., a wholly-owned subsidiary of Clal Industries and Investments Ltd., both members of the IDB Group, and their affiliates IDB Development Corporation Ltd. and Badal Securities Ltd. Koor Industries Ltd.; Clal Electronics Industries Ltd.; IDB Development Corporation Ltd. and Badal Securities Ltd. will be jointly referred to herein as “Holders”. For additional information regarding our major shareholders, please refer to “Item 7A – Major Shareholders.” Pursuant to this Registration Rights Agreement we granted to the Holders rights in connection with sales, from time to time, of our ordinary shares held by such Holders. As required by the Israeli Companies Law, the agreement was approved by our audit committee, board of directors and a special majority of our shareholders. Under this agreement, the Holders are entitled to demand and piggyback registration rights. The first of such demand registrations must be for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holders (commonly known as a “shelf” registration) and the second demand registration may only be effected not less than 2 years after the effective date of the shelf registration. In addition, if we propose to register for public sale any of our ordinary shares under the Securities Act, the Holders would be entitled to request that we include some of their ordinary shares in such registration (commonly known as “piggyback” registration rights). The Registration Rights Agreement has a term of five years provided that it will terminate earlier upon the percentage holdings of the Holders falling below a specified threshold.

        The demand and piggyback registrations are subject to customary covenants and conditions, such as possible limitations on the number of shares that may be underwritten (commonly known as “underwriter cut-backs”) and cross-indemnification for liabilities and expenses that may be incurred in connection with the registration. In the event that our company, from time to time, effects an underwritten public offering of its shares held by the Holders, either at their request or upon our initiative, the Agreement requires us to enter into an underwriting agreement in a form usual and customary for such offerings. Underwriting agreements typically include, among other things, an undertaking of the issuer to indemnify the underwriters and selling shareholders for liabilities and expenses that may be incurred in connection with the public offering.

        Demand registrations are also subject to certain customary limitations, such as a requirement that any demand registration involve registration of not less than 30% of shares held by the Holders as of the date of the agreement, and the right of the company, exercisable once in any 12-month period, to postpone a demand registration for up to 90 days if it believes that effecting a registration then would be detrimental to the company and its shareholders. Upon certain conditions, the Holders are entitled to assign their registration rights under the Agreement to transferees of the shares.

        All expenses incurred in connection with any piggyback registration and in connection with a demand registration in which the company includes securities to be sold for its own account will be borne by the company and the participating Holders, which expenses will be allocated among them pro rata to the number of securities registered by each of them, except that any expenses incurred by advisors to a Holder will be borne by that Holder. All expenses incurred in connection with any demand registration in which the company does not sell shares for its own account will be borne by the Holders.

        The Agreement includes a covenant of the Holders not to sell any of their shares covered by the Agreement for 90 days following the effective date of any underwritten public offering (commonly known as a “lock-up” agreement). This covenant, which is a customary condition of underwritten public offerings, applies whether or not the Holders are selling shares in the public offering.

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

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        Subject to the limitations described below, the following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that owns our ordinary shares as a capital asset, generally, for investment. A U.S. holder is a holder of our ordinary shares who is, for U.S. federal income tax purposes:

—	an individual citizen or resident of the United States,

—	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or any political subdivision thereof, or the District of Columbia,

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

—	a trust if, in general, (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        This discussion considers only U.S. holders that will own their ordinary shares as capital assets (generally for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares.

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

        This discussion is based on current provisions of the Internal Revenue Code of 1986 as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies,

—	have elected mark-to-market accounting,

—	are tax-exempt organizations or retirement plans,

—	are grantor trusts,

—	are certain former citizens or long-term residents of the United States,

—	are financial institutions or financial services entities,

—	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments,

—	acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation,

—	are real estate investment trusts or regulated investment companies,

—	own directly, indirectly or by attribution at least 10% of our voting power, or

—	have a functional currency that is not the U.S. dollar.

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

        Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any non-U.S. taxes withheld from the distributions) will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

        U.S. holders will have the option of claiming the amount of any non-U.S. income taxes withheld on dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, amongst others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

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

Taxation of the Disposition of Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in such ordinary shares, which is usually the cost to the U.S. holder of such ordinary shares, and the amount realized on the disposition. A disposition of ordinary shares generally will be considered to occur on the trade date, regardless of the holder’s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and may be subject to a reduced rate of taxation for individuals (long-term capital gains are currently taxable at a maximum rate of 15% for taxable year beginning in or before December 31, 2010). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

        For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we are a PFIC under a literal application of the asset test that looks solely to market value. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders of our ordinary shares would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ordinary shares.

        The consequences described above can be mitigated if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS.

        As an alternative to making the QEF election, the U.S. Holder of PFIC stock which is publicly traded could mitigate the consequences of the PFIC rules by electing to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.

        All U.S. Holders are advised to consult their own tax advisers about the PFIC rules generally and about the advisability, procedures and timing of their making any of the available tax elections, including the QEF or mark-to-market elections.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

—	such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or in the case of an individual, the item is attributable to a fixed place of business in the United States; or

—	in the case of a disposition of our ordinary shares, the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Back-up Withholding

        U.S. holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on or proceeds from the disposition of our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on or proceeds from the disposition of our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder of our ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

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

General Corporate Tax Structure

        Generally, Israeli companies are subject to corporate tax on taxable income. The corporate tax rate was reduced to 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. Israeli companies are also subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. Also, regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959 (“the Investments Law”) provides that upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, a proposed capital investment in eligible facilities may be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income derived from the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the Investments Law are not generally available with respect to income derived from products manufactured outside of Israel.

        The Investments Law was amended in 2005, although we are subject to both the new provisions of the law as well as the old provisions, as certain of our approved enterprises were approved by the Israeli government prior to the amendment of the law, while other approved enterprises were approved by the government following the amendment.

        Prior to the amendment, taxable income of a company derived from an approved enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business) is subject to company tax at the maximum rate of 25%, rather than the usual rate for the “Benefit Period”. The Benefit Period is seven years (and under certain circumstances, as further detailed below, ten years), commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a “foreign investors’ company”. A “foreign investors’ company” is a company more than 25% of whose shares of capital stock and combined share capital and loan, without interest charge, is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period and to a reduced tax rate of 10% to 25% depending on the level of foreign investment in each year.

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

        A major portion of our production facilities have been granted the status of approved enterprises. Income arising from our approved enterprises facilities is tax-free under the alternative package of benefits described above for the period in which such alternative package is in effect and thereafter, entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprises facilities. Subject to compliance with applicable requirements, the benefits for most of our production facilities in Israel will continue until termination between the years 2001 and 2008. Our current investments in development facilities are made under new approvals. If we fail for any reason to meet the conditions of the approved revised investment program, our future tax benefits under the Law for the Encouragement of Capital Investments may be materially reduced. In light of our carry forward losses, we are currently not in a taxable position.

        We received an approval in principle from the Investment Center with respect to the sale of our government surveillance business to Verint in March 2004. If the Investment Center declines, for any reason, to grant us the final approval, our future tax benefits under the Investments Law will be materially reduced.

        All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. We currently intend to reinvest the amount of our income and not to distribute such income as a dividend. In the event that we do pay a dividend from income that is derived from our approved enterprises pursuant to the alternative package of benefits, which income would normally be tax-exempt, we would be required to pay tax on the amount intended to be distributed as dividends at the rate which would have been applicable had we not elected the alternative package of benefits, which rate is ordinarily up to 25%, and to withhold at source on behalf of the dividend recipient an additional 15% of the amount distributed as dividends.

        The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        In March 2005, the government of Israel passed an amendment to the Investments Law in which it revised the criteria for investments qualified to receive tax benefits as a benefited enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval. However, no assurance can be given that we will in the future be eligible to receive additional tax benefits under this law.

        The reform primarily included the following provisions:

■	Companies that meet the criteria of the “Alternate Path” will receive its benefits without need for prior approval. In addition, such companies will not be required to file reports with the Investment Center. Such companies will be able to request to obtain pre-rulings.

■	Tax benefits of the Alternate Path include lower tax rates or exemptions, depending upon the field in which a company engages and the “path” chosen, as well as lower tax rates on dividends and accelerated depreciation.

■	In order to receive benefits within the framework of the Grant Path, under which a company may elect to receive certain grants instead of being eligible for tax reductions or exemptions, or the Alternate Path, the Industrial Enterprise must be deemed to contribute to the “economic independence” of the State of Israel’s economy in one of the following manners:

(i)	its primary activity involves the biotechnology or nanotechnology fields and pre-approval is received from the head of research and development at the OCS;

(ii)	its revenue derived from activity within a specific market does not exceed 75% of its total revenues in such year;

(iii)	25% or more of its revenues are derived from a specific market of at least 12 million residents.

■	Upon the establishment of an approved enterprise, an investment, within three years, of at least NIS 300,000 in production machinery and equipment within is required.

■	In order to be eligible for increased tax benefits under an expansion of the Industrial Enterprise, a company is required to invest, within three years of the expansion of a benefited enterprise, the greater of NIS 300,000 in production machinery and equipment or a certain percentage of its existing production machinery and equipment as follows:

Production assets	% of required investment	Required investment

Up to NIS140 million	12%	Up to NIS 16.8 million
From NIS140 - 500 million	7%	From NIS 16.8 - 42 million
Over NIS 500 million	5%	From NIS 42 million

Tax Benefits for Research and Development

        Israeli tax ordinance allows, under specified circumstances, a tax deduction for expenditures in the year incurred, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses must be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

        According to the Law for the Encouragement of Industry (Taxes), 1969 (“the Industry Encouragement Law”), an “Industrial Company” is a company located in Israel, at least 90% of the income of which, in any tax year, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.

        Under the Industry Encouragement Law, Industrial Companies are entitled to preferred corporate tax benefits, among others, such as:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange;

—	the right to elect, under certain conditions, to file a consolidated tax return with related Israeli Industrial Companies that satisfy conditions set forth in the Industry Encouragement Law;

—	accelerated depreciation rates on equipment and buildings.

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

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Further, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after this date.

Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986

        The Company has determined that it is a “foreign invested company” as defined in the Investments Law. Our management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 beginning on January 1, 2007. Accordingly, its taxable income or loss is calculated in U.S. dollars.

Capital Gains Tax

Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to companies, to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

On January 1, 2006 an amendment to the Israeli tax regime, or the 2006 Tax Reform, became effective. The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares. The tax rate for gains from publicly traded shares realized before January 1, 2006 was 15%.

A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale, he or she was a substantial shareholder.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident has a controlling interest of 25% or more in such non-Israeli corporation, or is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the treaty between the governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded by the treaty, will generally not be subject to Israeli capital gains tax. This exemption does not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12 month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the 12 month period preceding such sale, exchange or disposition, would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends (other than bonus shares or stock dividends) to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20% (25% if the shareholder holds 10% or more of the “means of control” of the company, as such term is defined by the law). If the income out of which the dividend is being paid is attributable to an Approved Enterprise or Benefited Enterprise under the Investment Law, the rate is 15%. A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise or Benefited Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

        Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

F.	Dividends and Paying Agents

        Not Applicable.

G.	Statement by Experts

        Not Applicable.

H.	Documents on Display

        We are subject to the informational requirements of the Exchange Act, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

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

        Generally, we invest our excess cash in instruments that are liquid and generate yields, with conservative and low risk. As of December 31, 2007, we had $7.4 million of principal invested in ARS. The Company has a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. The Company’s ARS were ranked as AAA and AA at the time of purchase, and there had been no change in their rating, until the end of the first quarter of 2008 in which they experienced a rating downgrade. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, based on initial third-party indications, the Company has impaired its ARS portfolio. As a result, the Company recorded, an impairment charge of $1.6 million in the consolidated statement of operations, which is considered “other than temporary”, and an unrealized loss of $0.2 million in other comprehensive income as a reduction of shareholders’ equity, which is considered as a “temporary” impairment. All of these ARS are classified as of December 31, 2007 as long-term investments. As of March 31, 2008, the Company had $2.4 million of principal invested in Auction Rate Securities (ARS). The Company recorded in the first quarter of 2008 an unrealized loss of $0.3 million in other comprehensive income as a reduction of shareholders’ equity, which is considered a “temporary” impairment.

Presentation of interest rate risk (position as of December 31, 2007)

        We do not use any derivative instruments to protect us from fluctuations in interest rates. Details regarding our interest rate exposure are set forth in the table below. Interest rate exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as of
	December 31, 2007	2008	2009	2010	2011	After 2012	December 31, 2007
	(in thousands of U.S. dollars, except percentages)

Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	3,410	3,410	-	-	-	-	3,410
Weighted-average interest rate	4.67%	4.67%	-	-	-	-	-
NIS	1,178	1,178	-	-	-	-	1,178
Weighted-average interest rate	3.72%	3.72%	-	-	-	-	-
EUR	294	294	-	-	-	-	294
Weighted-average interest rate	3.45%	3.45%	-	-	-	-	-
B. Short-term investments
U.S. dollars	5,652	5,652	-	-	-	-	5,666
Weighted-average interest rate	5.34%	5.34%	-	-	-	-	-
C. Long-term marketable securities
U.S. dollars	17,760	-	8,398	3,695	-	5,667	17,750
Weighted-average interest rate	5.59%	-	5.09%	5.45%	-	6.42%

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

        As at December 31, 2007, we had not entered into any currency forward contracts.

Presentation of foreign currency-denominated assets and liabilities
(position as of December 31, 2007)

        Details regarding our foreign exchange exposure are set forth in the table below. Foreign exchange exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as of
	December 31, 2007	2008	2009	2010	2011	After 2012	December 31, 2007
	(in thousands of U.S. dollars)

Current Assets
NIS	3,357	3,357	-	-	-	-	3,357
Euro	1,700	1,700	-	-	-	-	1,700
Other	2,859	2,859	-	-	-	-	2,859
Total	7,916	7,916	-	-	-	-	7,916
Long-term assets
NIS	135	1	125	5	4	-	135
Current liabilities
NIS	4,767	4,767	-	-	-	-	4,767
Euro	161	161	-	-	-	-	161
Other	403	403	-	-	-	-	403
Total	5,331	5,331	-	-	-	-	5,331
Long-term liabilities
NIS	2,352	-	-	-	-	2,352	2,352

Item 12. Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Modification of Rights

        Not Applicable.

Use of Proceeds

        In April 2006, we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. Since we adopted the plan, we repurchased an amount of 2,304,794 of our ordinary shares for total consideration of $11.5 million. The plan expired in April 2007. As of December 31, 2007, our total cash and investments, subsequent to the share repurchase, was approximately $29.1 million.

Item 15. Controls and Procedures

        (a) Disclosure Controls and Procedures

        Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our management evaluated these disclosure controls and procedures under the supervision of our Chief Executive Officer and Chief Financial Officer as of December 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were (i) effective as of December 31, 2007, in that they provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms and (ii) designed to ensure that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

        (b) Management's Annual Report on Internal Control Over Financial Reporting

        Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

        (c) Changes in Internal Control Over Financial Reporting

        During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        Our board of directors has determined that Mr. Rami Entin qualified as our audit committee financial expert. Our board has determined that Mr. Entin is “independent” as defined by Nasdaq Rule 4200(a)(15).

Item 16B. Code of Ethics

        Our board of directors has adopted our Code of Ethics and Business Conduct, a code that applies to all of our directors and employees. A copy of our Code of Ethics and Business Conduct may be obtained, free of charge, by writing to ECtel Ltd., Attention: Corporate Secretary, 10 Amal Street, Rosh Ha’ayin, Israel.

Item 16C. Principal Accountant Fees and Services

        At the annual meeting held in July 30, 2007, our shareholders re-appointed Somekh Chaikin, a member firm of KPMG International, to serve as our independent auditors.

        The following table presents fees for professional audit services rendered by Somekh Chaikin for the audit of the Company’s annual financial statements for 2007 and 2006 and for certain taxation matters (in thousands of U.S. dollars):

	Year Ended December 31,
	2007	2006

Audit Fees	160	184
Tax Fees	5	5
All Other Fees	22	[--	]

Total	187	189

        “Audit Fees” are the aggregate fees billed and billable for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits (including audits required by the OCS and other Israeli government institutes), and consents and assistance with and review of documents filed with the SEC.

        “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, other than in connection with the audit.

        “All Other Fees” are the aggregate fees billed for non-audit fees with regards to a Transfer Pricing Study.

        Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D. Exemptions from Listing Standards for Audit Committees

        Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        In April 2006, we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. Since we adopted the plan, we repurchased an amount of 2,304,794 of our ordinary shares for total consideration of $11.5 million.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan

September 2006	55,400	$4.31	$14,760,747

October 2006	1,974,396	$4.79	$4,974,923

November 2006	274,998	$5.05	$3,585,909

Total	2,304,794

PART III

Item 17. Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

        See pages F-1 through F- 57, incorporated herein by reference.

Item 19. Exhibits

Exhibit No.	Description

1.1	Memorandum of Association (previously filed as Exhibit to our Registration Statement on Form F-1, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association (as amended on September 26, 2005) (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 15, 2006, and incorporated herein by reference).

4.(b)1*	Registration Rights Agreement, dated March 24, 2008, by and among certain investors and the Registrant.

4.(c)1	ECtel Managers and Employees Option Allotment Plan, as amended (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000, and incorporated herein by reference) (1).

4.(c)2	ECtel International Employee Stock Option Plan, as amended (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000, and incorporated herein by reference).

4.(c)3	ECtel Director Share Option Plan 1999 (previously filed as Exhibit to our Registration Statement on Form F-1, and incorporated herein by reference).

4.(c)4	ECtel 2003 Share Option Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004 and incorporated herein by reference).

4.(c)5	ECtel 2003 U.S. Employee Stock Option Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004 and incorporated herein by reference).

4.(c)6	2003 Equity Incentive Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 15, 2006, and incorporated herein by reference).

4.(c)7*	Form of Indemnification Letter

8.1*	List of Subsidiaries

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act

15.1*	Consent of Independent Registered Public Accounting Firm

(1)	English translation from Hebrew original.

(*)	Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ECTEL LTD. (Registrant) By: /s/ Itzik Weinstein —————————————— Itzik Weinstein President and Chief Executive Officer Date: June 18, 2008

ECtel Ltd. and Subsidiaries

Consolidated Financial
Statements
as at and for the year ended
December 31, 2007

ECtel Ltd. and Subsidiaries

Consolidated Financial Statements as at and for the year ended December 31, 2007

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

To the Board of Directors and Shareholders
ECtel Ltd.:

We have audited the accompanying consolidated balance sheets of ECtel Ltd. and its subsidiaries (“the Company”), as at December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

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

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
June 18, 2008

ECtel Ltd. and Subsidiaries

Consolidated Balance Sheets as at December 31

		2007	2006
	Note	$ in thousands

Assets

Current assets
Cash and cash equivalents	14A	5,668	6,101
Short-term investments	4	5,652	19,751
Receivables:
Trade, net of allowance for doubtful accounts	14B	8,612	8,926
Other	14C	1,372	927
Related parties	13B	17	353
Work in progress		282	353
Inventories	3	2,247	2,254

Total current assets		23,850	38,665

Long-term marketable securities	4	17,760	11,278

Long-term other assets	5	1,612	1,531

Property, plant and equipment, net	6	2,115	2,342

Goodwill	7	11,322	11,322

Other intangible assets, net	8	292	386

Total assets		56,951	65,524

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

		2007	2006
	Note	$ in thousands

Liabilities and Shareholders' equity

Current liabilities
Payables:
Trade		4,737	4,006
Related parties	13B	18	18
Advances from customers		966	605
Other payables and accrued liabilities	14D	5,796	8,433

Total current liabilities		11,517	13,062

Long-term liabilities
Liability for employee severance benefits		2,352	2,505

Total liabilities		13,869	15,567

Commitments and contingencies	10

Shareholders' equity	11
Share capital
Ordinary shares NIS 0.04 par value per share, Authorized
125,000,000 shares; issued and outstanding 16,686,401
shares as at December 31, 2007 and 16,364,668 shares
as at December 31, 2006		221	218
Treasury shares at cost - 2,304,794 ordinary shares as at
December 31, 2007 and 2006		(11,472)	(11,472)
Capital surplus		77,122	75,021
Accumulated loss		(22,611)	(13,810)
Accumulated other comprehensive loss		(178)	-

Total shareholders' equity		43,082	49,957

Total liabilities and shareholders' equity		56,951	65,524

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Operations for the years ended December 31

		2007	2006	2005
	Note	$ in thousands, except per share data

Revenues	14E	20,898	28,802	23,151
Cost of revenues	13, 14F	10,185	13,634	10,985

Gross profit		10,713	15,168	12,166
Research and development costs, net	13, 14G	4,789	4,277	3,622
Selling and marketing expenses	13, 14H	8,546	9,502	6,917
General and administrative expenses	13, 14I	5,757	3,812	4,099
Restructuring and related impairment costs	17	-	-	360
Acquisition-related expenses	18	-	640	-
Amortization of acquisition-related
intangible assets	7	94	466	49

Operating loss		(8,473)	(3,529)	(2,881)
Financial expenses	13, 14J	(533)	(797)	(448)
Financial income	14J	1,692	2,030	1,942
Impairment of Auction Rate Securities	4	(1,560)	-	-

Loss before taxes on income		(8,874)	(2,296)	(1,387)

Income tax benefit (expense)	12	73	(4)	20

Net loss		(8,801)	(2,300)	(1,367)

Loss per ordinary share
Net basic and diluted loss per
ordinary share:		(0.53)	(0.13)	(0.08)

Weighted average number of
shares outstanding		16,671,488	17,747,699	18,159,277

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2007, 2006 and 2005

	Ordinary shares	Share capital	Treasury shares	Capital surplus	Accumulated loss	Accumulated other comprehensive loss	Comprehensive loss	Total shareholders' equity
	Number	$ in thousands

Balance at December 31, 2004	18,151,172	214	-	72,618	(10,143)	-	-	62,689

Exercise of stock options	17,917	*	-	46	-	-	-	46
Net loss	-	-	-	-	(1,367)	-	(1,367)	(1,367)

Comprehensive loss							(1,367)

Balance at December 31, 2005	18,169,089	214	-	72,664	(11,510)	-	-	61,368

Exercise of stock options	500,373	4	-	1,362	-	-	-	1,366
Share-based compensation	-	-	-	995	-	-	-	995
Repurchase of shares	(2,304,794)	-	(11,472)	-	-	-	-	(11,472)
Net loss	-	-	-	-	(2,300)	-	(2,300)	(2,300)

Comprehensive loss							(2,300)

Balance at December 31, 2006	16,364,668	218	(11,472)	75,021	(13,810)	-	-	49,957

Exercise of stock options	321,733	3	-	971	-	-	-	974
Share-based compensation	-	-	-	1,130	-	-	-	1,130
Comprehensive loss:
Net loss	-	-	-	-	(8,801)	-	(8,801)	(8,801)
Unrealized loss on marketable securities	-	-	-	-	-	(178)	(178)	(178)

Comprehensive loss							(8,979)

Balance at December 31, 2007	16,686,401	221	(11,472)	77,122	(22,611)	(178)		43,082

* Represents an amount less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31

	2007	2006	2005
	$ in thousands

Cash flows from operating activities
Net loss	(8,801)	(2,300)	(1,367)

Adjustments to reconcile net loss to
cash (used in) provided by operating activities:

Depreciation and amortization	600	1,077	1,059
Impairment of Auction Rate Securities	1,560	-	-
Loss on sale of long-term marketable securities	31	-	-
(Gain) loss on sale of property, plant and equipment	-	(11)	50
Premium amortization of long-term marketable securities	18	139	275
Share-based compensation expenses	1,130	995	-

Changes in operating assets and liabilities:
(Increase) decrease in trade receivables, net	314	(3,151)	9,147
Decrease (increase) in other receivables	(445)	611	269
Decrease in inventories	7	583	1,652
Decrease (increase) in work in progress	71	(353)	-
Deposits in respect of employee severance obligations	(141)	(34)	(31)
Increase (decrease) in trade payables	831	(521)	1,482
Increase (decrease) in advances from customers	361	(840)	(2,504)
Changes in related parties, net	336	(354)	244
(Decrease) increase in other payables and accrued liabilities	(2,618)	2,562	(6,024)
Increase (decrease) in liability for employee
severance benefits	21	(503)	113

Net cash (used in) provided by operating activities	(6,725)	(2,100)	4,365

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

	2007	2006	2005
	$ in thousands

Cash flows from investing activities
Changes in short-term investments, net	(3,373)	10,086	1,315
Capital expenditure on property, plant and equipment	(381)	(606)	(354)
Acquisition of consolidated subsidiaries, less cash
acquired (see A below)	-	-	(1,833)
Payments in consideration of acquisition of newly
consolidated subsidiaries	(158)	(1,185)	-
Long-term (funding) deposits withdrawal	25	(33)	50
Proceeds from sale of property, plant and equipment	2	11	68
Proceeds from maturity of long-term marketable securities	20,778	8,999	2,000
Investment in long-term marketable securities	(11,575)	(10,775)	(11,530)

Net cash (used in) provided by investing activities	5,318	6,497	(10,284)

Cash flows from financing activities
Repurchase of shares	-	(11,472)	-
Exercise of stock options	974	1,366	46

Net cash (used in) provided by financing activities	974	(10,106)	46

Net decrease in cash and cash equivalents	(433)	(5,709)	(5,873)

Cash and cash equivalents at beginning of the year	6,101	11,810	17,683

Cash and cash equivalents at end of the year	5,668	6,101	11,810

Supplemental disclosures:

Interest expenses paid	629	10	-
Income taxes paid, net	-	-	1,473

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

2005
$ in thousands

A. Acquisition of consolidated subsidiaries

Trade receivables	(623)
Inventory	(376)
Other receivables	(122)
Trade payables	483
Other payables and accrued liabilities	3,050
Property, plant and equipment, net	(40)
Goodwill	(3,558)
Third party relations	(159)
Core technology	(349)
Customer contracts	(171)
Contractual customer relations	(130)
Long-term assets	(476)
Liability for employees severance benefits	638

Cash paid for net assets acquired	(1,833)

B.	Non-cash transactions

	2007	2006	2005
	$ in thousands

Purchase of property, plant and equipment
not yet paid	25	125	214

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

On December 29, 2005, ECtel Ltd. acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd., two sister companies held by Elron Electronic Industries Ltd., (see Note 7).

ECtel Ltd.‘s eight subsidiaries are ECtel Inc., ECtel (2000) UK Limited, ECtel B.V, ECtel GmbH, Telrad Hawk Net-I Ltd. (in voluntary liquidation), ECtel Telesoft Ltd., ECtel Telesoft Export (98) Ltd. and ECtel EOOD Bulgaria, which was incorporated in December 2006.

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

B.	Foreign currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”).

Most of the Company’s sales are made outside of Israel (see Note 14E regarding geographical distribution) and are made primarily in dollars. Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company’s functional currency.

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

E.	Allowance for doubtful accounts receivable – trade

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management bases its determination, among other factors, on information available about the debtors’financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote (see Note 14B).

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the moving average method.

G.	Long-term marketable securities

Long-term marketable securities consist of Corporate Bonds, Auction Rate Securities and U.S. Government Agencies debt securities. The Company classifies its Corporate Bonds and U.S. Government Agencies debt securities as held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. The Company classifies its Auction Rate Securities as available-for-sale. Marketable securities available-for-sale are carried at fair value, held for an indefinite period of time and intended for use in meeting the Company’s ongoing liquidity needs. Unrealized gains and losses on available-for-sale securities, which are deemed to be temporary, are reported as a separate component of shareholders’ equity, net of tax.

Any decline in the market value of any held-to-maturity or available-for-sale security below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the straight-line method. Interest income is recognized when earned.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

H.	Property, plant and equipment

1.	Property, plant and equipment are stated at cost less accumulated depreciation.

2.	Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

Machinery and equipment	10% - 33% (mainly 20%)
Office furniture and equipment	6%

Leasehold improvements are amortized by the straight-line method over the shorter of their useful lives or the terms of the leases.

3.	Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4.	Upon the sale or retirement of equipment, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of operations.

I.	Goodwill and other intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During 2007, 2006 and 2005, the Company performed its annual impairment review of goodwill and concluded that there was no impairment in those years.

Intangible assets that have finite useful lives are amortized over their expected useful lives and are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

L.	Liability for employee severance benefits

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for all of its Israeli employees is partly provided for by monthly deposits in insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

M.	Income taxes

The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes”. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax bases of assets and liabilities and their respective financial reporting amounts as well as tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in which those temporary differences are expected to be reversed or settled. The tax effect resulting from a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such assets will not be realized.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

M.	Income taxes (cont’d)

The Company’s accounting policy is to accrue interest related to unrecognized tax benefits as a component of interest expense while penalties are included as a part of general and administrative expenses in the consolidated statement of operations.

N.	Share incentive plans

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

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations for the years ended December 31, 2007 and 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the year ended December 31, 2005, the Company accounted for forfeitures as they occurred.

Estimated grant date fair value is determined using the “Black-Scholes” option-pricing model. Effective January 1, 2006, the value of stock options is recognized as compensation expense over the requisite service period of the entire award.

For purposes of the pro forma disclosure relating to year ended December 31, 2005 the value of the options is estimated using a “Black-Scholes” option-pricing model and amortized to expense over the options’ service periods with forfeitures recognized as they occurred. The following table illustrates the effect on net loss for the year ended December 31, 2005 as if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock plans prior to adoption of SFAS No. 123(R) on January 1, 2006.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

N.	Share incentive plans

Year ended December 31 2005
(In $ thousands, except-per share data)

Net loss as reported	(1,367)
Less: Application of Stock-Based compensation
Expense according to SFAS 123	(1,738)

Net loss - pro forma	(3,105)

Basic and diluted loss per ordinary share ($):
As reported	(0.08)

Pro forma	(0.17)

O.	Derivative financial instruments

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

Basic and diluted earnings (loss) per ordinary share are presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic earnings (loss) per ordinary share are calculated by dividing the net income (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. For the years ended December 31, 2007, 2006 and 2005, diluted earnings (loss) per share is the same as basic earnings (loss) per share as the effect of the inclusion of 2,090,999, 2,351,914 and 3,260,493 common stock equivalents in 2007, 2006 and 2005 respectively, would be “anti-dilutive”.

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

The estimates and assumptions used are management’s best estimates based on experience and historical data, however actual results could differ from those estimates.

R.	Accumulated other comprehensive loss

Accumulated other comprehensive loss, presented in shareholders’ equity, includes unrealized loss on marketable securities.

S.	Long-lived assets

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

U.	Recently Issued Accounting Standards

1.	In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, FASB Staff Position 157-2 deferred the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

2.	In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

V.	Recently Adopted Accounting Standards

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have an effect on the Company’s financial condition, results of operations or cash flows. Additional disclosures on FIN 48 are included in Note 12I.

W.	Reclassification

Certain prior year figures have been reclassified to conform to current year presentation.

Note 3 – Inventories

Inventories consist of the following:

	December 31
	2007	2006
	$ in thousands

Raw materials and components	2,017	1,894
Work in process	230	337
Finished products	-	23

	2,247	2,254

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits

The Company’s investments in marketable securities consist primarily of investments in US Government Agencies, Auction Rate Securities and Corporate bonds.

(1)	The following table summarizes the Company’s marketable securities and deposits at December 31, 2007 and 2006 (regarding assumptions used for estimated fair value, see Note 16):

	December 31, 2007
	Cost basis	Unrealized gross gains	Unrealized gross losses	Estimated fair value
	$ in thousands

Held to maturity securities:
US Government agencies	2,150	8	-	2,158
Corporate bonds	3,502	10	(4)	3,508

Short-term investments	5,652	18	(4)	5,666

Held to maturity securities:
US Government agencies	11,086	18	(19)	11,085
Corporate bonds	1,007	-	(9)	998
Available for sale securities:
Auction Rate Securities, net of impairments
(see (4) below)	5,667	-	-	5,667

Long-term marketable securities	17,760	18	(28)	17,750

	December 31, 2006
	Cost basis	Unrealized gross gains	Unrealized gross losses	Estimated fair value
	$ in thousands

Held to maturity securities:
US Government agencies	6,503	-	(26)	6,477
Corporate bonds	4,938	-	(21)	4,917

Available for sale securities:
Auction Rate Securities	8,310	-	-	8,310

Short-term investments	19,751	-	(47)	19,704

Held to maturity securities:
US Government agencies	8,272	-	(34)	8,238
Corporate bonds	3,006	-	(20)	2,986

Long-term marketable securities	11,278	-	(54)	11,224

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits (cont’d)

(2)	The following table summarizes the Company’s marketable securities by maturity date as at December 31, 2007:

	Amortized cost	Fair value
	$ in thousands	$ in thousands

Maturity date of long-term marketable securities:
2009	8,398	8,375
2010	9,362	9,375

	17,760	17,750

(3)	The following table shows the gross unrealized losses and fair value of the Company’s investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

As of December 31, 2007:

	Less than 12 months		12 months or Greater
	Fair value	Unrealized Gains	Fair value	Unrealized Losses	Total Fair value	Total Unrealized Gain (Losses)
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Auction Rate
Securities	3,976	-	1,691	-	5,667	-
US Government
Agencies	7,561	9	5,682	(1)	13,243	8
Corporate bonds	1,504	1	3,002	(5)	4,506	(4)

Total	13,041	10	10,375	(6)	23,416	4

As of December 31, 2006:

	Less than 12 months		12 months or Greater
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Total Fair value	Total Unrealized Losses
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Auction Rate
Securities	8,310	-	-	-	8,310	-
US Government
Agencies	7,248	(25)	7,466	(36)	14,714	(61)
Corporate bonds	3,491	(13)	4,413	(27)	7,904	(40)

Total	19,049	(38)	11,879	(63)	30,928	(101)

The unrealized losses on the Company’s investments in US Government Agencies and Corporate bonds were caused by interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2007 and 2006.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits (cont’d)

(4)	Auction Rate Securities Impairments

As of December 31, 2007, the Company had $7,405 thousand of principal invested in Auction Rate Securities (ARS). The Company has a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. The Company’s ARS were ranked as AAA and AA at the time of purchase, and there had been no change in their rating. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, the Company has recognized an impairment charge with respect to its ARS portfolio. As a result, it has recorded, an impairment charge of $1,560 thousand, which is considered “other than temporary”, and an unrealized loss of $178 thousand recorded in other comprehensive loss as a reduction of shareholders’ equity, which is considered a “temporary” impairment. Based on management’s evaluation that the Company’s ability and intent is to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007. All of these ARS are classified as long-term investments.

Note 5 – Long-Term Other Assets

	December 31
	2007	2006
	$ in thousands

Assets held for employee severance benefits	1,477	1,371
Long-term deposits	135	160

	1,612	1,531

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 – Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	Leasehold improvements	Machinery and equipment	Office furniture and equipment	Total
	$ in thousands

Cost
Balance at January 1, 2007	-	6,470	325	6,795
Additions	2	260	19	281
Disposals	-	(93)	-	(93)

Balance at December 31, 2007	2	6,637	344	6,983

Accumulated depreciation
Balance at January 1, 2007	-	4,405	48	4,453
Depreciation	-	485	21	506
Disposals	-	(91)	-	(91)

Balance at December 31, 2007	-	4,799	69	4,868

Property, plant and equipment, net

Balance at December 31, 2007	2	1,838	275	2,115

Property, plant and equipment, net

Balance at December 31, 2006	-	2,065	277	2,342

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 – Goodwill

Changes in net carrying amount of goodwill were as follows:

	Year ended December 31
	2007	2006
	$ in thousands

Opening balance	11,322	11,701
Adjustments relating to Telesoft acquisition	-	(379)

	11,322	11,322

As a result of the purchase of Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd. (“Telesoft”) in 2005, goodwill in an amount of $3,558 thousand was created (as at the date of purchase). During January 2006, the Company paid to the Seller an additional amount of $21 thousand for adjustments, according to the purchase agreement.

As of the date of acquisition, the Company identified a certain pre-acquisition liability with respect to possible royalty payments to a third party in the amount of $400 thousand, which was not recorded in Telesoft’s books. During the year 2006, the Company reevaluated the liability and decided to reverse it, due to management’s assessment and future estimations.

The Company conducts its annual goodwill impairment test as of June 30 every year. The Company performed annual impairment tests during 2007, 2006 and 2005 and did not identify any further impairment losses.

Note 8 – Other Intangible Assets, Net

	December 31
	2007	2006
	$ in thousands

Telesoft acquisition - original cost:
Third party relations	159	159
Core technology	349	349
Customer contracts	171	171
Contractual customer relations	130	130

	809	809

Less - accumulated amortization	(517)	(423)

	292	386

The amortization expenses were $94 thousand and $423 thousand for each of the years ended December 31, 2007 and 2006, respectively.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 – Other Intangible Assets, Net (cont’d)

Future estimated amortization expenses:

Year ended December 31, 2007
$ in thousands

2008	97
2009	97
2010	98

Total	292

Note 9 – Liability for Employee Severance Benefits

A.	Employees of the Israeli Companies

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

For some of the Company’s employees, the payments to the pension funds and insurance policies discharge the Company’s obligation to the employees, as required by the Severance Pay Law, in connection with Section 14.

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

3.	Expenses recorded in respect of severance and pension pay for the years ended December 31, 2007, 2006 and 2005 are $718 thousand, $133 thousand and $124 thousand, respectively.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 – Liability for Employee Severance Benefits (cont’d)

B.	Employees of ECtel Inc.

The U.S consolidated subsidiary, ECtel Inc., sponsors a 401(K) defined contribution plan which permits its employees to make contributions on a pre-tax basis subject to the limits specified in the Internal Revenue Code. These contributions are not subject to federal income taxes until distributed to the employees. The subsidiary matches the employees’ contribution up to 5% of the employees’ earnings.

The subsidiary’s matching contributions with respect to this plan were $41 thousand, $36 thousand and $42 thousand in 2007, 2006 and 2005, respectively.

Note 10 – Commitments and Contingencies

A.	Lease commitments

The Company has entered into operating leases (in respect of premises and motor vehicles) in Israel and abroad. The agreements expire on various dates from 2008 to 2012 (some have renewal options) and are in US dollars, local currencies or linked to the US dollar.

Future minimum annual rental payments which the Company is committed to pay under the above leases, at rates in effect at December 31, 2007, are as follows:

Year ending December 31:	$ in thousands

2008	1,320
2009	767
2010	604
2011	473
2012	232

As to rent expense in connection with the Company’s leased premises and vehicles, see Note 14K.

B.	Royalty commitments

The Company is committed to pay royalties for several approved programs to the Government of Israel, Ministry of Industry and Commerce and Office of Chief Scientist (hereinafter – “OCS”), on proceeds from sales of products in which the Israeli Government participated by way of grants for research and development. The royalties are computed at the rate of 3%-3.5% of the aggregate proceeds from sale of such products, up to an amount not exceeding 100% of such grants plus interest at the LIBOR rate. Royalties to the Government of Israel are presented in cost of revenues (see Note 14F).

In April 2006, the Company repaid to the OCS an amount of $364 thousand, which represents the entire obligation of Telesoft, in connection with the grants participation received in prior years.

During the fourth quarter of 2006, the Company committed to repay in full its primary program, which the OCS had sponsored during prior years and in the R&D efforts of which the OCS had participated. The total amount to be paid to the OCS was approximately $3 million, which includes interest accrued on the outstanding balance of the amounts funded. Such amounts funded were presented in the cost of revenues of 2006 (see also Note 14D). The repayment was made in five installments during 2007.

As at December 31, 2007, the balance of the grants received for remaining programs totaled $432 thousand of which $90 thousand has been paid as royalties.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies (cont’d)

C.	Capital expenditure commitments

The Company invests in capital expenditures according to “Approved Enterprise”programs. As at December 31, 2007, no investments are to be made in current approved programs pursuant to the Israeli Law for the Encouragement of Capital Investments –1959 (see Note 12A1).

D.	Guarantees

At December 31, 2007, the Company has granted guarantees to third parties in the sum of $1.4 million mainly as performance guarantees that can be demanded in case of material breach of contracts. The expiration dates of the guarantees are from January 2008 through December 2008.

E.	Financial instruments

1.	Forward exchange contracts

The geographical distribution of the Company’s operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates. Financial instruments are utilized by the Company to reduce these risks.

The Company enters into forward exchange contracts to hedge existing non-dollar assets and liabilities.

As at December 31, 2007, the Company had no open currency forward contracts.

Since the impact of fluctuations in currency exchange rates on foreign exchange contracts offsets the impact on the underlying items being hedged, these instruments do not expose the Company to risk that would otherwise result from fluctuations in currency exchange rates.

2.	Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, investments and trade accounts receivable. The Company maintains cash and cash equivalents, marketable securities, forward exchange contracts and certain other financial instruments with various major financial institutions. These major financial institutions are located in Israel and the United States, and the Company’s policy is designed to limit exposure to any one institution.

With respect to trade accounts receivable, the Company is subject to a concentration of credit risk as a majority of its outstanding trade receivables relate to sales to a limited number of customers.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies (cont’d)

F.	Commitments to indemnify directors and office holders

The Company’s Articles of Association include, but are not limited to, the following provisions in connection with the protection, indemnification and insurance of its directors and officers:

(1)	The Company may prospectively exculpate an Office Holder from all or some of the Office Holders’ responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company to the fullest extent permitted by the Companies Law.

(2)	The Company may indemnify an Officer Holder in respect of an obligation or expense imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, to the fullest extent permitted by the Companies Law.

(3)	The Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, to the fullest extent permitted by the Companies Law.

In this regard, the Company enters into Indemnification Agreements with its directors and officers and purchases D&O liability insurance coverage.

G.	Liability for warranty

The activity in liability for warranty accounts for the year ended December 31 is as follows:

	December 31
	2007	2006	2005
	$ in thousands

Balance outstanding at beginning of the year	638	619	522
Warranty expenses	(269)	(358)	(449)
Warranties for products sold	427	633	519
Lapsed warranties	(349)	(256)	(136)
Balance related to the acquisition of Telesoft	-	-	163

Balance outstanding at end of the year	447	638	619

Warranty expenses are reported under cost of revenues.

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

On the basis of the above-mentioned negative pledge, the Bank has agreed to grant various credit facilities and/or banking services to the Company. The credit facilities granted by the Bank to the Company and outstanding as of December 31, 2007 are approximately $1.2 million (out of total guarantees granted of $1.4 million) for guarantees issued by the Bank in favor of third parties, at the request of the Company.

I.	Class action complaint

On October 19, 2004, a class action complaint (the “Class Action Complaint”), Leumi Gemel Ltd. v. ECtel Ltd., et al., Case No. 8:04-CV-03380-RWT, was filed in the United States District Court for the District of Maryland. Named as defendants are ECtel Ltd., ECI Telecom Ltd., and certain of ECtel’s directors and officers. The Class Action Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, by making false and misleading statements in the Company’s SEC filings and press releases during a period beginning April 24, 2001, and lasting through April 2, 2003. The claims are purportedly brought on behalf of all persons who purchased the Company’s stock during that period. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs.

The Company filed a motion to dismiss the class action complaint. At a hearing on this motion held on July 17, 2006, the court granted the Company’s motion to dismiss the class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the class action complaint. The Company responded by requesting that the court deny the motion to amend. On March 6, 2007, the court denied the plaintiff’s motion to further amend the class action. Plaintiff filed an appeal of the district court’s orders with the United States Court of Appeals for the Fourth Circuit. After briefing in the Fourth Circuit but before oral argument or any decision thereon, the parties reached an agreement in principle to resolve the litigation. The parties have executed a stipulation of settlement documenting their agreement. The stipulation of settlement must be approved by the district court which has not yet occurred.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity

A.	Share incentive (stock options and restricted shares plans)

1.	The Company’s Share Option Plan (the “ECtel Plan”) was adopted by the Board of Directors on June 15, 1998.

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

In April 2006, the Company’s shareholders approved an amendment to 2003 Share Option Plan (hereinafter – “2003 Equity Incentive Plan”).

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

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

3.	Stock option grants during the reporting period

3.1	In February 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 120,000 ordinary shares. In February 2005, the Company granted 120,000 options to employees. The exercise price is $3.64 per share. These options vest in 12 equal quarterly installments commencing May 2005.

3.2	In May 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 100,000 ordinary shares. In May 2005, the Company granted 100,000 options to employees. The exercise price is $3.70 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing May 2006.

3.3	In August 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 45,000 ordinary shares. In August 2005, the Company granted 45,000 options to employees. The exercise price is $4.54 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing August 2006.

3.4	In November 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 75,000 ordinary shares. In November 2005, the Company granted 75,000 options to employees. The exercise price is $4.97 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing November 2006.

3.5	In January 2006, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 170,000 ordinary shares. In January 2006, the Company granted 170,000 options to employees. The exercise price is $4.47 –4.63 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing January 2007.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

3.6	In November 2006, the Board of Directors authorized, under the 2003 Equity Incentive Plan, the grant to employees of options to purchase a total of 640,000 ordinary shares. In November 2006, the Company granted 620,000 options to employees and 20,000 options to directors. The exercise price is $4.86 per share. The employee options vest in 4 equal annually installments commencing November 2007. The director options vest 33% after one year and the rest in 8 equal quarterly installments commencing November 2007.

3.7	In May 2007, the Board of Directors authorized, under the 2003 Equity Incentive Plan, the grant to employees of options to purchase a total of 300,000 ordinary shares. In May 2007, the Company granted 300,000 options to employees. The exercise price is $3.49 per share. These options vest 33% after one year and the rest in 8 equal quarterly installments commencing May 2008.

3.8	In May 2007, the Board of Directors authorized, under the 2003 Equity Incentive Plan, the grant to employees of options to purchase a total of 280,000 ordinary shares. In May 2007, the Company granted 280,000 options to employees. The exercise price is $3.49 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing May 2008.

3.9	In August 2007, the Board of Directors authorized, under the 2003 Equity Incentive Plan, the grant to employees of options to purchase a total of 140,000 ordinary shares. In November 2007, the Company granted 120,000 options to employees and 20,000 options to directors. The exercise price is $3.28 per share. These options vest in 4 equal annual installments commencing August 2008. The director options vest 33% after one year and the rest in 8 equal quarterly installments commencing August 2008.

During 2007 and 2006, the Company recorded share-based compensation expense in the amount of $1,130 thousand and $995 thousand, respectively, in accordance with SFAS No. 123(R).

None of the above stock options were granted at exercise prices below the market price of the ordinary shares on the date of the grant.

The total intrinsic value of abovementioned options that vested prior to December 31, 2005 was zero.

The total intrinsic value of options exercised during the year ended December 31, 2007 and 2006, was $ 49 thousand and $42 thousand, respectively.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

4.	Following is a summary of options activity under the Company’s stock-based incentive compensation plans during the years ended December 31, 2007, 2006 and 2005:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			In years	$ in thousands

Balance at January 1, 2005	3,072,271	6.22

Granted	340,000	4.07
Exercised	(17,917)	2.59
Forfeited and expired	(133,861)	8.20

Balance at December 31, 2005	3,260,493	5.93

Granted	810,000	4.80
Exercised	(500,373)	2.74
Forfeited and expired	(1,218,206)	7.97

Balance at December 31, 2006	2,351,914	5.20

Granted	720,000	3.45
Exercised	(321,733)	3.03
Forfeited and expired	(659,182)	5.54

Balance at December 31, 2007	2,090,999	4.82	4.53	79

Exercisable at
December 31, 2007	1,077,369	5.83	3.71	79

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

5.	Following is a summary of non-vested options activity as of December 31, 2007, under the Company’s stock-based incentive compensation plans:

	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2007	1,095,717	$2.17
Granted	720,000	1.39
Vested	(331,008)	1.86
Forfeited	(471,019)	2.31

Non-vested at December 31, 2007	1,013,630	$1.65

As of December 31, 2007, there was $1,665 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements under Company’s stock-based incentive compensation plans which is expected to be recognized over the weighted average period of 3 years. The total fair value of shares vested during the year ended December 31, 2007 was $ 885 thousand.

6.	Fair value method

The Company has determined the weighted average fair value per option of stock-based arrangements granted during 2007, 2006 and 2005 to be $1.39, $2.29, and $2.79, respectively. The fair values of the stock based compensation awards granted were estimated using the “Black Scholes” option pricing model with the following assumptions:

Year of grant	Expected dividend yield	Expected option life	Expected volatility	Risk free interest rate	Fair value $

February 2005	-	6.00	77.49%	3.83%	2.51
May 2005	-	6.25	74.38%	3.47%	2.53
August 2005	-	6.25	74.56%	4.10%	3.14
November 2005	-	6.25	72.05%	4.10%	3.37
January 2006	-	6.11	71.05%	4.47%	3.00
January 2006	-	6.11	70.96%	4.31%	3.09
November 2006 (employees)	-	4.25	46.42%	4.61%	2.09
November 2006 (directors)	-	4.00	46.35%	4.61%	2.03
May 2007	-	4.00	41.50%	4.58%	1.34
May 2007	-	4.25	46.98%	4.58%	1.51
August 2007 (employees)	-	4.25	40.97%	4.58%	1.29
August 2007 (directors)	-	4.00	33.66%	4.58%	1.09

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

6.	Fair value method (cont’d)

The Company has determined the fair value of stock-based arrangements as follows:

The expected option life represents the weighted average period of time that options granted are expected to be outstanding. The expected life of the options granted to employees and directors during 2005, 2006 and 2007, is calculated based on the Simplified Method as allowed under SAB 107, giving consideration to the contractual term of the options and their vesting schedules.

The Company estimates its expected stock volatility based on its own historical stock volatility.

B.	Treasury Shares

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

As of December 31, 2007 and 2006, the Company repurchased 2,304,794 shares of its common stock for total consideration of $11,472 thousand, at an average purchase price of $4.98 per share.

The share repurchases were funded from available working capital.

Note 12 – Income Taxes

A.	Tax programs under various Israeli tax laws:

Israeli Companies

(1)	Israeli income tax is computed on the basis of the Israeli companies’ results in nominal NIS determined for statutory purposes. The Companies are assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985) (the “Inflationary Adjustments Law”), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Israeli Law for the Encouragement of Capital Investments – 1959 (“the Law”), ECtel Ltd. was awarded “Approved Enterprise” status under the alternative benefits track. The approved program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which ECtel Ltd. will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Companies (cont’d)

Under the alternative benefits track, the income derived from an Approved Enterprise will be exempt from tax for a two-year period followed by reduced tax rates for the remaining years of the benefit period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). At December 31, 2007, approximately 97% of the cost of ECtel Ltd.‘s production facilities represented Approved Enterprise facilities (2006 – 97%; 2005 – 87%).

Dividend distributions originating from the income of an Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which ECtel Ltd. received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% – 25%, depending on the percentage of foreign investment holding in ECtel Ltd. as defined by the Law.

On March 30, 2005, amendments to the Law became effective. The primary changes are as follows:

—	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternate Path. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

—	Tax benefits of the Alternate Path include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividends and accelerated depreciation.

—	In order to receive the tax benefits in the Grant Path or the Alternate Path, the industrial enterprise must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Companies (cont’d)

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of tax benefits may be as early as 2004.

As at December 31, 2007, ECtel Ltd. has ended its investments in investment programs under previous approval pursuant to the Law and is currently investing in accordance with the abovementioned amendments to the Law. See also Note 10C. As of the date of these financial statements, the Approved Enterprise tax benefits, pursuant to the amendments to the Law have not yet commenced.

(2)	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969.

ECtel Ltd. has determined that it currently qualifies as an “Industrial Company” as defined by the above law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the Inflationary Adjustments Law.

(3)	Tax rates applicable to income from other sources in Israel.

If ECtel Ltd. derives income from sources other than the Approved Enterprise during the relevant benefit period, such income will be taxable at regular corporate tax rates (see Note 12H below).

(4)	Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986

ECtel Ltd. has determined that it is a “foreign invested company” as defined in the Israeli Law for the Encouragement of Capital Investments 1959. ECtel Ltd.‘s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 beginning on January 1, 2007. Accordingly, its taxable income or loss is calculated in US Dollars.

B.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed based upon the respective tax laws in their countries of domicile.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

C.	Taxes on income

Income tax expense (benefit) included in the consolidated statements of operations is comprised as follows:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Current:
Israeli operations	-	-	(296)
Foreign operations	-	4	276

	-	4	(20)

Deferred:
Israeli operations	-	-	-
Foreign operations	(73)	-	-

	(73)	-	-

Income tax expense (benefit)	(73)	4	(20)

D.	Loss before taxes on income from continuing operations

	Year ended December 31
	2007	2006	2005
	$ in thousands

ECtel Ltd. and its Israeli subsidiaries	(8,792)	(3,510)	(1,612)
Foreign subsidiaries	(82)	1,214	225

	(8,874)	(2,296)	(1,387)

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

E.	Reconciliation of the statutory income tax expense (benefit) to actual income tax expense (benefit)

A reconciliation of the statutory income tax expense (benefit), assuming all income is taxed at the statutory rates applicable in Israel, and the actual income tax expense (benefit) is as follows:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Loss before taxes on income from continuing operations
as reported in the consolidated statements of operations	(8,874)	(2,296)	(1,387)

Statutory tax rate	29%	31%	34%

Benefit computed at statutory tax rate	(2,573)	(712)	(472)
Foreign tax rate differentials	21	134	(102)
Tax effect due to Approved Enterprise status	395	887	395
Change in valuation allowance	513	(278)	718
Prior year adjustments	-	-	(296)
Non-deductible expenses	837	429	90
Other	734	(456)	(353)

Actual income tax expense (benefit)	(73)	4	(20)

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

F.	Components of deferred income tax

The Company recognizes deferred tax benefits based on management’s expectation that future taxable earnings will be achieved. A valuation allowance has been recorded in respect of the majority of the balance of deferred tax assets as management concluded that at December 31, 2007 it is more likely than not that such assets will not be realized.

The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31
	2007	2006
	$ in thousands

Current deferred tax assets:

Accrued expenses	20	21
Inventory	-	13
Vacation pay accruals	204	269
Allowance for doubtful accounts	3,737	4,025
Research and development costs	834	837

Gross current deferred tax assets	4,795	5,165

Less - valuation allowance	(4,760)	(5,165)

Net current deferred tax asset	35	-

Long term deferred tax assets:

Liability for employee severance benefits	238	267
Operating and capital loss carryforwards	27,192	26,375
Property, plant and equipment	176	92
Research and development costs	383	299

Gross long term deferred tax assets	27,989	27,033

Less - valuation allowance	(27,951)	(27,033)

Net long-term deferred tax asset	38	-

Net deferred tax asset	73	-

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

F.	Components of deferred income tax (cont’d)

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2007, will be allocated as follows:

$ in thousands

Income tax benefit that would be reported in the
consolidated statements of operations	29,240
Goodwill and intangible assets	3,471

32,711

G.	Tax assessments and tax loss carryforwards

Final tax assessments have been received by the Israeli companies through the 2001 tax year.

The U.K. and U.S. Income Tax Authorities completed their examinations of the income tax returns, respectively, for the U.K and U.S. subsidiaries in 2007. Final tax assessments for the U.K and U.S subsidiaries have been received through the 2003 and 2005 tax years, respectively.

The Israeli Companies have tax loss carryforwards of approximately $102 million, which can be carried forward indefinitely.

The UK subsidiary has a tax loss carryforward of approximately $0.7 million, which can be carried forward indefinitely. However, starting in 2006, the UK subsidiary’s losses cannot be offset against current income, in accordance with the tax laws of the United Kingdom.

The US subsidiary has a tax loss carryforward of $6 million, which will expire between 2023 and 2024.

The German subsidiary has a tax loss carryforward of approximately $0.4 million, which can be carried forward indefinitely.

H.	Reduction in the company tax rate

On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – the Amendment). The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2008 – 27%, 2009 – 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

I.	Accounting for uncertainty in income taxes

The Company’s total unrecognized tax benefit as of December 31, 2007, was $1,208 thousand as a result of tax positions taken during a prior period. This amount has been included as a component of current liabilities on the balance sheet. At January 1, 2007, the total unrecognized tax benefit was $1,099 thousand. The change during 2007 was a result of exchange rate differences. In addition, interest relating to the unrecognized tax benefit has been included as a component of current liabilities on the balance sheet as of December 31, 2007 in the amount of $164 thousand. The total unrecognized tax benefit as of December 31, 2007 that, if recognized, would affect the Company’s effective tax rate was $1,208 thousand.

It is reasonably possible that the unrecognized tax benefit, primarily relating to the deductibility of certain expenses for tax purposes, will significantly decrease within the next 12 months as a result of a potential settlement with the taxing authorities.

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

B.	Balances due to or from related parties:

	December 31
	2007	2006
	$ in thousands

Assets:
Trade receivables, net	17	353

Liabilities:
Trade payables	18	6
Other payables	-	12

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Related Party Transactions (cont’d)

C.	Income from and expenses to related parties:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Sales	47	518	190
Purchase from related parties	-	253	304
Research and development costs	-	-	46
Selling and marketing expenses	-	478	253
General and administrative expenses	114	83	61
Financial (income) expenses	-	(14)	9

Note 14 – Supplementary Financial Statement Information

Balance sheet:

A.	Cash and cash equivalents

Cash and cash equivalents include short-term deposits in the amount of $4,614 thousand as at December 31, 2007 (December 31, 2006 – $3,399 thousand).

B.	Trade Receivables

1.	Net of provision for doubtful accounts of $13,253 thousand as at December 31, 2007 (December 31, 2006 - $13,374 thousand).

The activity in the allowance for doubtful accounts for the years ended December 31 is as follows:

	December 31
	2007	2006	2005
	$ in thousands

Allowance for doubtful accounts
at the beginning of the year	13,374	18,051	20,637
Additions charged to doubtful debt expense	247	-	1,917
Write-down charged against the allowance	-	(4,031)	(1,997)
Recoveries of amounts previously reserved	(368)	(646)	(2,506)

Allowance for doubtful accounts
at the end of the year	13,253	13,374	18,051

2.	A substantial portion of the Company’s sales are to large telecommunications service providers. In certain cases the Company obtains collateral from its customers, such as letters of credit and promissory notes.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

C.	Other Receivables

	December 31
	2007	2006
	$ in thousands

Prepaid expenses	540	278
Other	832	649

	1,372	927

D.	Other Payables and Accrued Liabilities

	December 31
	2007	2006
	$ in thousands

Employees and social benefits	2,438	2,525
Government authorities	1,256	1,210
Chief Scientist (see also Note 10B)	84	2,994
Commissions payable	1,552	1,064
Product warranty liability (see Note 10G)	447	638
Other payables	19	2

	5,796	8,433

E.	Disclosures about segments and related information

1.	Information on sales by geographic distribution:

Revenues are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2007	2006	2005
	$ in thousands

Europe	11,132	16,341	11,166
Americas	7,429	6,303	8,607
Asia Pacific and other	746	2,006	817
Middle East and Africa	1,591	4,152	2,561

	20,898	28,802	23,151

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

E.	Disclosures about segments and related information (cont’d)

2.	Revenues from single customers exceeding 10% of Revenues:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Customer A	-	4,620	2,341

	-	4,620	2,341

3.	Long-lived assets on a geographical basis:

	Israel	Europe	Total
	$ in thousands

December 31, 2007	13,649	83	13,732
December 31, 2006	13,959	91	14,050
December 31, 2005	14,702	-	14,702

F.	Cost of revenues:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Materials and components	3,745	4,656	3,257
Salaries, wages and employee benefits	4,474	4,480	3,681
Depreciation	86	109	164
Royalties to Chief Scientist	-	2,300	700
Share-based compensation	103	71	-
Other manufacturing and service costs	1,770	1,435	1,531

	10,178	13,051	9,333
Decrease in inventories	7	583	1,652

	10,185	13,634	10,985

G.	Research and development costs, net:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Expenses incurred	4,762	4,485	4,082
Share-based compensation	27	24	-
Less - grant participations	-	(232)	(460)

	4,789	4,277	3,622

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

H.	Selling and marketing expenses:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Salaries and employee benefits	3,474	2,846	2,699
Agents' commissions	2,392	3,892	1,405
Advertising and exhibitions	357	313	218
Domestic and foreign travel	827	723	512
Share-based compensation	118	488	-
Other expenses	1,378	1,240	2,083

	8,546	9,502	6,917

Advertising costs are expensed as incurred

I.	General and administrative expenses:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Salaries and employee benefits	2,655	1,921	1,924
Doubtful debt expense (recovery), net	(121)	(646)	(589)
Share-based compensation	882	412	-
Other administrative and general expenses	2,341	2,125	2,764

	5,757	3,812	4,099

J.	Financial income and expenses:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Financial expenses:
Interest and bank charges (see also Note 10B)	170	707	390
Exchange rate differences (see Note 2(B))	363	90	58

	533	797	448

Financial income:
Interest, mainly on bank deposits and
marketable securities	1,583	1,980	1,923
Exchange rate differences (see Note 2(B))	109	50	19

	1,692	2,030	1,942

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

K.	Supplementary statement of operations information:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Maintenance and repairs	605	568	801
Depreciation of property, plant and equipment	506	611	807
Taxes (other than income taxes)	110	116	99
Rent of premises	589	557	617
Lease of vehicles	801	849	628

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 – Balances in Currencies Other Than the U.S Dollar:

A.	Comprised of:

	December 31, 2007					December 31, 2006
	Israeli currency		Other foreign currency		Total	Israeli currency		Other foreign currency		Total
	Linked(*)	Unlinked	Euro	Other		Linked(*)	Unlinked	Euro	Other
	$ in thousands

Assets
Trade receivables, net	-	1,909	1,480	2,757	6,146	-	1,955	3,379	518	5,852
Other current assets	-	1,448	220	102	1,770	-	2,634	319	34	2,987
Long-term other receivables	-	135	-	-	135	-	144	-	-	144

	-	3,492	1,700	2,859	8,051	-	4,733	3,698	552	8,983

Liabilities
Trade payables	-	1,277	18	346	1,641	-	2,040	29	20	2,089
Other current liabilities	1,214	2,276	143	57	3,690	1,100	2,527	119	75	3,821
Long-term liabilities	-	2,352	-	-	2,352	-	2,505	-	-	2,505

	1,214	5,905	161	403	7,683	1,100	7,072	148	95	8,415

(*)	Linked to the Israeli CPI.

B.	Aggregate exchange rate (losses) gains for the years ended December 31, 2007, 2006 and 2005 are $(293) thousand, $(273) thousand and $123 thousand, respectively.

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

The following table summarizes the net charges or reversals under the restructuring program:

	December 31 2007	December 31 2006	December 31 2005
	$ in thousands

Restructuring costs	-	-	523
Reversal of prior restructuring costs	-	-	(163)

	-	-	360

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

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 – Subsequent Events

(1)	In April 2008, the Company purchased substantially all the assets of Compwise Ltd. (“Compwise”), an Israeli based company, for $1.3 million dollars, pursuant to an asset purchase agreement. Compwise is a provider of business analytic solutions for telecommunication operators.

(2)	Registration Rights Agreement with members of the IDB Group

In April 2008, the Company entered into a Registration Rights Agreement with its two largest shareholders: (a) Koor Industries Ltd. and (b) Clal Electronics Industries Ltd., a wholly-owned subsidiary of Clal Industries and Investments Ltd., both of which are members of the IDB Group, and their affiliates IDB Development Corporation Ltd. and Badal Securities Ltd. Koor Industries Ltd.; Clal Electronics Industries Ltd.; IDB Development Corporation Ltd. and Badal Securities Ltd. will be jointly referred to herein as “Holders”. Pursuant to this Registration Rights Agreement, the Company granted to the Holders rights in connection with sales, from time to time, of the Company’s ordinary shares held by such Holders. As required by the Israeli Companies Law, this agreement was approved by the Company’s audit committee, board of directors and a special majority of the Company’s shareholders. Under this agreement, the Holders are entitled to demand and piggyback registration rights. The first of such demand registrations must be for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holders (commonly known as a “shelf” registration), and the second demand registration may only be effected not less than 2 years after the effective date of the shelf registration. In addition, if the Company proposes to register for public sale any of its ordinary shares under the Securities Act, the Holders would be entitled to request that the Company include some of their ordinary shares in such registration (commonly known as “piggyback” registration rights). The Registration Rights Agreement has a term of five years provided that it will terminate earlier upon the percentage holdings of the Holders falling below a specified threshold.