Form 20-F/A
period 2007-12-31
ECTEL LTD
filed 2008-09-04
CIK 1096197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

Hadar Solomon, Corporate Secretary
Tel: +972-3-900-2121
Facsimile: +972-3-900-2122
e-mail: hadars@ectel.com
10 Amal Street, Afek Industrial Park Rosh Ha’ayin 48092 Israel
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

☐ Yes    ☐ No

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F of ECtel Ltd. (“ECtel”) is being filed with the Securities and Exchange Commission (the “Commission”) for the sole purpose of completing Item 19 of ECtel’s Annual Report, filed with the Commission on June 18, 2008, by adding to the Certification of the Principal Executive Officer and the Certification of the Principal Financial Officer of ECtel pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act, certain language inadvertently omitted therefrom. Following is the amended Item 19:

Item 19.	Exhibits

Exhibit No.	Description

1.1	Memorandum of Association (previously filed as Exhibit to our Registration Statement on Form F-1, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association (as amended on September 26, 2005) (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 15, 2006, and incorporated herein by reference).

4.(b)1	Registration Rights Agreement, dated March 24, 2008, by and among certain investors and the Registrant (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 18, 2008, and incorporated herein by reference).

4.(c)1	ECtel Managers and Employees Option Allotment Plan, as amended (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000, and incorporated herein by reference) (1).

4.(c)2	ECtel International Employee Stock Option Plan, as amended (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000, and incorporated herein by reference).

4.(c)3	ECtel Director Share Option Plan 1999 (previously filed as Exhibit to our Registration Statement on Form F-1, and incorporated herein by reference).

4.(c)4	ECtel 2003 Share Option Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004 and incorporated herein by reference).

4.(c)5	ECtel 2003 U.S. Employee Stock Option Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004 and incorporated herein by reference).

4.(c)6	2003 Equity Incentive Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 15, 2006, and incorporated herein by reference).

4.(c)7	Form of Indemnification Letter (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 18, 2008, and incorporated herein by reference).

8.1	List of Subsidiaries (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 18, 2008, and incorporated herein by reference).

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 18, 2008, and incorporated herein by reference).

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 18, 2008, and incorporated herein by reference).

(1)	English translation from Hebrew original.

(*) Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

ECTEL LTD. (Registrant) By: /s/ Itzik Weinstein —————————————— Itzik Weinstein President and Chief Executive Officer Date: September 4, 2008