Form 20-F
period 2008-12-31
ECTEL LTD
filed 2009-05-12
CIK 1096197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

10 Amal Street, Afek Industrial Park, Rosh Ha’ayin 48902, Israel
(Address of principal executive offices)

Gal Sperber-Kovashi, Corporate Secretary
Tel: +972-3-900-2120
Facsimile: +972-3-900-2122
e-mail: galsp@ectel.com
10 Amal Street, Afek Industrial Park, Rosh Ha’ayin 48092 Israel
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008:
16,281,898 Ordinary Shares, nominal value NIS 0.04 per share

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

TABLE OF CONTENTS

PART I	4

Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	5
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5

Item 4.	Information on the Company	14
A.	History and Development of the Company	14
B.	Business Overview	15
C.	Organizational Structure	22
D.	Property, Plants and Equipment	22

Item 4A.	Unresolved Staff Comments	22
Item 5.	Operating and Financial Review and Prospects	22
A.	Operating Results	22
B.	Liquidity and Capital Resources	32
C.	Research and Development, Patents and Licenses	35
D.	Trend Information	36
E.	Off-Balance Sheet Arrangements	37
F.	Tabular Disclosure of Contractual Obligations	37

Item 6.	Directors, Senior Management and Employees	37
A.	Directors and Senior Management	37
B.	Compensation	39
C.	Board Practices	39
D.	Employees	42
E.	Share Ownership	42

Item 7.	Major Shareholders and Related Party Transactions	43
A.	Major Shareholders	43
B.	Related Party Transactions	44
C.	Interests of Expert and Counsel	45

Item 8.	Financial Information	45
A.	Consolidated Financial Statements and Other Financial Information	45
B.	Significant Changes	45

Item 9.	The Offer and Listing	46
A.	Offer and Listing Details	46
B.	Plan of Distribution	46
C.	Markets	46
D.	Selling Shareholders	46
E.	Dilution	46
F.	Expenses of the Issue	47

Item 10.	Additional Information	47
A.	Share Capital	47
B.	Memorandum and Articles of Association	47
C.	Material Contracts	51
D.	Exchange Controls	52
E.	Taxation	52
F.	Dividends and Paying Agents	60
G.	Statement by Experts	60
H.	Documents on Display	60
I.	Subsidiary Information	61

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	61
Item 12.	Description of Securities Other than Equity Securities	62

PART II	63

PART III	65

Item 17.	Financial Statements	65
Item 18.	Financial Statements	65
Item 19.	Exhibits	65

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

        The selected consolidated balance sheet data as of December 31, 2008 and 2007 and the selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2008, have been derived from our audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and audited by Somekh Chaikin, Independent Registered Public Accountants, a member firm of KPMG International. Its report appears elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004 and the selected consolidated statements of operations data for the years ended December 31, 2005 and 2004 have been derived from our audited consolidated financial statements which are not included in this Annual Report. The following selected financial data should be read in conjunction with “Item 5–Operating and Financial Review and Prospects” and our consolidated balance sheets as of December 31, 2008 and 2007, our consolidated statements of operations for each of the years in the three-year period ended December 31, 2008, and the related notes thereto and the report of the independent registered public accounting firm, which refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards No.157, Fair Value Measurements, as of January 1, 2008, appearing elsewhere in this document.

        In December 2005, we acquired all of the outstanding shares of Elron Telesoft Ltd. (the name of which was later changed to ECtel Telesoft Ltd.) and Elron Telesoft Export Ltd. (the name of which was later changed to ECtel Telesoft Export (98) Ltd.), two sister companies held by Elron Electronic Industries Ltd., which we refer to collectively as Telesoft. The effect of this acquisition is reflected in our consolidated balance sheet as at December 31, 2005.

        In April 2008, we acquired substantially all of the assets of Compwise Ltd. (“Compwise”), an Israel-based company and a provider of business analytic solutions for telecommunication operators. The effect of this acquisition is reflected in our consolidated balance sheet as at December 31, 2008.

	Year ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S. dollars, except share and per share data)

Statements of Operations Data:

Revenues	24,984	20,898	28,802	23,151	12,605
Cost of revenues	13,671	10,185	13,634	10,985	10,271

Gross profit	11,313	10,713	15,168	12,166	2,334

Research and development costs, net	4,548	4,789	4,277	3,622	5,390
Selling and marketing expenses	8,653	8,546	9,502	6,917	9,071
General and administrative expenses	6,964	5,757	3,812	4,099	8,500
Amortization of acquisition-related
intangible assets	164	94	466	49	49
Restructuring and related impairment costs	-	-	-	360	3,358
Acquisition-related expenses	118	-	640	-	-
Goodwill impairment	-	-	-	-	2,186

Total operating expenses	20,447	19,186	18,697	15,047	28,554

Operating loss	(9,134)	(8,473)	(3,529)	(2,881)	(26,220)
Financial income, net	653	1,159	1,233	1,494	438
Impairment of Auction Rate Securities, net	(235)	(1,560)	-	-	-
Other (expenses) income, net	430	-	-	-	(3)

Loss from continuing operations before taxes
on income	(8,286)	(8,874)	(2,296)	(1,387)	(25,785)
Income tax benefit (expense)	(20)	73	(4)	20	30

Net loss from continuing operations	(8,306)	(8,801)	(2,300)	(1,367)	(25,755)
Income from discontinued operations	-	-	-	-	12,260

Net loss for the year	(8,306)	(8,801)	(2,300)	(1,367)	(13,495)

Loss per ordinary share
Basic and diluted loss per ordinary share:
Continuing operations	(0.50)	(0.53)	(0.13)	(0.08)	(1.42)
Discontinued operations	-	-	-	-	0.68

	(0.50)	(0.53)	(0.13)	(0.08)	(0.74)

Weighted average number of shares outstanding	16,553,139	16,671,488	17,747,699	18,159,277	18,112,216

	December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S. dollars)

Balance Sheet Data:

Cash and cash equivalents	8,452	5,668	6,101	11,810	17,683
Working capital	12,053	12,333	25,603	35,937	41,986
Total assets	49,764	56,951	65,524	78,023	81,751
Due to (from) related parties, net	(216)	1	(335)	19	(225)
Shareholders' equity	35,286	43,082	49,957	61,368	62,689

B.	Capitalization and Indebtedness

        Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not Applicable.

D.	Risk Factors

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

        In June 2005, we entered into a distribution agreement with ECI under which we appointed ECI as our exclusive distributor in the Russian Federation, Ukraine and Kazakhstan, territories from which we expect, in the aggregate, to derive a significant portion of our revenues. In 2008, we derived a significant portion of our revenues from sales achieved through ECI in these territories. The agreement is subject to termination by either party upon three months’ notice. In addition, either party may terminate the agreement at any time upon a material breach by the other party or in the event of liquidation or similar consequences of the other party. If ECI were to terminate this agreement or if it does not succeed in obtaining orders for our products and services, for whatever reason, our business and results of operations may be seriously harmed.

We depend on several relatively large customers and the loss of one or more of these customers, or a significant decrease in revenue from any of these customers, could have a disproportionate impact on our revenue and income.

        A substantial portion of our revenue has come from relatively large purchases by a small number of customers. Sales to our top ten customers accounted for 69% of our revenues in 2008, with sales to four customers in Eastern Europe accounting for 43% of our revenues, the top two of which each accounted for more than 10% of our revenues. Sales to our top ten customers accounted for 51.5% of our revenues in 2007, with sales to three customers in the Americas accounting for 19.8% of such revenues, none of which individually accounted for more than 10% of our revenues . We expect to continue to depend on sales to a small number of customers but we do not have long-term commitments from any of our top customers to purchase any specific quantities of products. We expect that our largest customers will vary from period to period. If we lose one or more large customers and fail to add new customers, our results of operations could be seriously harmed.

We maintain significant cooperation with distribution channels for the sale of our products and services. If our relationship with these distribution channels is for any reason impaired, our business and results of operations may suffer.

        We have agreements in place with distributors and system integrators to market and sell our products and services in addition to our direct sales force. We derive about one half of our revenues from these distribution and system integrators channels. When a sale is directed through a distribution channel and not directly by us, if the sales efforts of these channels are not successful, we may lose sales opportunities, customers and market share. In addition, there can be no assurance that in the future our channel partners will not develop or market products or services that compete with our products. Furthermore, our financial results may be affected if our contracts with distribution channels were terminated, if our relationship with channel partners was to deteriorate or if the financial condition of our channel partners was to weaken.

Volatility experienced by telecommunications service providers may adversely affect our sales and operating results. Current weakness in the U.S. and global markets can result in a decline of capital investment by telecommunications service providers, impact on our sales and may affect the pricing of our products. It may also affect our ability to keep our operating expenses in line with any reduction in revenues. This may harm our business, financial condition and results of operations.

        We are subject to the effects of general global, economic and market conditions. The longer and deeper impact of the current global macroeconomic crisis is causing uncertainty in the telecommunications market. This has resulted and might further result in a decline in capital investment by telecommunications service providers. Such decline in capital expenditures has had and could further have a negative impact on our business by reducing the number and the value of new contracts we are able to sign and may harm our revenues and results of operation.

        Furthermore, since a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to achieve profitability. Industry downturn may increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, all of which would have a material adverse effect on the results of our operations and on our cash flow from operations.

Increased expense levels will harm our business if our revenues do not grow.

        A significant portion of our expenses are comprised of fixed costs such as payrolls, rent for facilities and vehicles expense, which we cannot decrease in the short term even if our revenues were to decline. Accordingly, if our revenues do not grow, it will be difficult for us to decrease costs at a rate that is commensurate with the decrease in revenues. This will result in an increase in operating loss or decrease in operating income in the short term. In an effort to bring fixed costs more in line with our lower than anticipate revenues, our management adopted at the end of 2008 a series of proactive efficiency measures including a reduction in management and employee salaries, the downsizing of our workforce, cost efficiencies in the professional service functions and cost efficiencies with respect to our other operating expenses. Such measures are expected to reduce our expenses in 2009. If, however, revenues decrease or do not meet expectations for a particular period, and we are not able to reduce our expenses in the short term, or at all, our business, financial condition and results of operations will be adversely affected.

Because most of our revenues are generated in U.S. dollars but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations and inflation. Furthermore, as we consider the U.S. dollar to be our functional currency, but our revenues are sometimes generated in other currencies, fluctuations in exchange rates between the U.S. dollar and such other currencies may have an adverse effect on our results of operations and financial condition.

        Although we have operations throughout the world, the majority of our revenue and approximately 50% of our operating costs in 2008 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar may have an adverse effect on our results of operations and financial condition. For example, throughout the course of 2008, the average exchange rate between the U.S. dollar and the NIS reflected devaluation of the U.S. dollar by almost seven percent, thereby adversely affecting our dollar-measured results of operations.

        Our operations could also be adversely affected if we are unable to hedge against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS.

        An increasing portion of our revenues is now denominated in other non-U.S. currencies, and in the future additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions resulting from fluctuations in exchange rates between the U.S. dollar and such other currencies. Moreover, as currently our revenues are denominated primarily in U.S. dollars, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment.

The payment cycle for our receivables may reduce the cash we have available to operate and expand our business.

        Our contracts may provide for payments under a variety of payment schedules. For example, we may receive a deposit prior to shipment, a partial payment upon delivery and final payment after 180 or 360 days from delivery. Also, we may collect payments due to specific project milestones, upon specific customization and development progress. In the last few years, and recently due to impact of the current global macroeconomic crisis, we are receiving an increased amount of requests from our customers for even longer payment terms and alternative payment models such as revenue sharing based compensation proposals. Such payment cycles and alternative payment models may adversely affect the cash resources available to operate and expand our business.

The market for our products is highly competitive. Furthermore, because some of our competitors have much greater resources than we have or may have a lower cost structure than we have, it may be difficult for us to compete with them, as well as to achieve and maintain profitability. We may also face competition from our customers.

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

        In recent years, our industry has experienced consolidation of solution providers, including consolidation of some of our direct competitors. This may result in the creation of one or more competitors possessing more significant market share than we possess. Consolidated competitors may be able to achieve significant advantages over us in terms of economies of scale, and therefore, may be able to compete against us more effectively. Consolidation can also adversely affect our business and operating results for other reasons, such as operators’ preferring to transact with consolidated solution providers for various reasons, such as their larger customer base, and larger sales, marketing and support organizations.

We have previously experienced, and may continue to experience, fluctuations in our annual and quarterly results of operations, which resulted, and may continue to result in the future, in our failing to meet expectations and could cause the trading price of our ordinary shares to decline.

        In recent years we have experienced, and may continue to experience, significant fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations. Factors which have contributed and may in the future contribute to fluctuations in our results of operations include among others:

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

        Unfavorable changes in the factors listed above, many of which are outside of our control, could materially adversely affect our business, operating results and financial condition. For example, our operating results for 2008 were lower than initially anticipated primarily due to three factors: (i) the longer and deeper impact of the global macroeconomic crisis on the Company’s activities, which was at least partially reflected in a lengthening of our sale cycles; (ii) the delay in our recognition of revenues from a major project; and (iii) the impact of substantial currency exchange rate fluctuations relative to the U.S. dollar. It is likely that in some future periods, our operating results may again be below our expectations, or the expectations of public market analysts or investors, which may cause our share price to drop.

We could be subject to warranty claims, which could be very expensive and harm our financial condition.

        We typically provide one-year warranty programs with respect to our products. Our warranty generally provides for the repair or replacement of products with defects in materials or workmanship or that fail to meet agreed-upon specifications. Any significant product returns or warranty claims could adversely affect our results of operations. We offer sophisticated products that may contain software with undetected errors. In addition, new products may experience failures when first introduced, and both current and future products may experience failures as new versions are released. We rely to a large extent on our reputation among industry leaders in conducting our sales efforts. Such product returns or warranty claims and the associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and hurt our business.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not be effective in integrating our acquisitions or succeed in making additional acquisitions.

        As part of our growth strategy, we may pursue mergers and acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business. For example, in April 2008 we acquired substantially all the assets of Compwise Ltd., an Israel-based company and a provider of business analytic solutions for telecommunication operators. In addition, in the fourth quarter of 2005 we acquired two sister companies engaged in the development and marketing of revenue assurance solutions. Also, during 2006 and 2008, we carried out due diligence processes for potential acquisition opportunities. Eventually, we decided not to complete these acquisitions.

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

Due in part to the deepening global macroeconomic crisis, many of our customers require a lengthy, detailed and comprehensive sale cycle, which may impact the timing of our revenues and result in us expending significant resources on sales efforts.

        We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products may represent a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation and purchase process before we can sell them. In recent years, reflecting in part the burgeoning global macroeconomic crisis, our customers have been conducting a more stringent and detailed evaluation of our products, and decisions are subject to additional levels of internal review. As a result, the evaluation process has significantly lengthened. This evaluation process generally takes between six and 18 months. Besides the global macroeconomic climate, which invariably impacts (whether directly or collaterally) the speed of our customers’ approval process, the following specific factors, among others, affect the length of such process:

—	the time involved for our customers to determine and announce their specifications;

—	the time required for our customers to process approvals for purchasing decisions;

—	the complexity of the products involved;

—	the technological priorities and budgets of our customers; and

—	the need for our customers to obtain or comply with any required regulatory approvals.

        In 2008, partially due to the emergence of the current global macroeconomic crisis, our clients’ approval processes and our sales cycles lengthened further, and our revenues and overall economic results were adversely affected as a result. If customers continue to subject our products to lengthy evaluation processes, continue to delay project approval, delays lengthen further, or if such continued delays result in the eventual cancellation of any sale opportunities, it could harm our business and results of operations.

We depend upon our Bulgarian subsidiary for the performance of certain of our European professional services and operations. Failure to manage and expand our Bulgarian activities may have a material adverse effect on our business, results of operations and financial condition.

        In recent years, we have outsourced a portion of our professional services and operations in Europe to a subcontractor in Bulgaria. On April 1, 2008, our contract with this subcontractor was terminated and the employees of this subcontractor are now directly employed by ECtel Bulgaria EOOD, our newly established subsidiary. We intend to strengthen our position in Eastern Europe, among other regions, through the operations of our Bulgarian subsidiary. Accordingly, our future success in this region will depend in part on our ability to manage and expand our Bulgarian subsidiary’s activities. In addition, as Bulgaria joined the European Market on January 1, 2007, the cost of our Bulgarian operations increased and it is likely that such cost will increase further over time, as was the case with companies in other countries joining the European Market.

We depend upon subcontracted outsourcers for the performance of certain of our European professional services and operations. The failure of these outsourcers to meet our quality or performance requirements may have a material adverse effect on our business, results of operations and financial condition.

        Since November 2008, we have outsourced a portion of our professional services and operations in Europe to a subcontractor in the Ukraine. We believe that our future success will depend in part on our ability to continue, expand and manage the use of outsourced subcontracting resources for various services and operations, even beyond our current utilization. There are certain risks entailed in these practices, including but not limited to: the continued availability of these resources is not assured; the potential for migration of some expertise to a contractor outside of our organization; and our policies relating to protection of intellectual property rights may be harder or not possible to institute, manage or enforce vis-à-vis a subcontractor organization.

We depend on single suppliers for some of our product components, including key product components in our legacy probing devices. If any of these suppliers experiences delays, disruptions, quality control problems or a loss in capacity or is unwilling to continue providing these components, it could adversely affect our business and operating results.

        We utilize single suppliers for some of our product components, including critical components needed for some of our products. We cannot control the delivery schedule for these components. In the event that any of these suppliers are unable or unwilling to meet our requirements, or fail to do so in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. Any disruption, or any other interruption of a supplier’s ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, as suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that cannot be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition. We cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production and in availability of spare parts.

        ECI, our former major shareholder is the owner of certain intellectual property rights related to our legacy probing devices. While ECI currently permits our supplier to use its technology required for production of these components, we cannot assure that such permission will not be withheld by ECI in the future. To the extent ECI will withhold its permission, it has an obligation to supply these components to us under a components supply agreement executed between our Company and ECI in February 2004, which agreement has an initial period of seven years.

        In addition, in connection with our sale to Verint Systems Limited of our government surveillance business, we agreed to supply some of these components for our legacy probing devices to Verint for a period of seven years. Any problems with the supply of such components, which may not be under our control, that cause us to breach our obligations to Verint, could expose us to claims by Verint. Such claims could harm our financial condition.

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

        The telecommunications market is characterized by rapid technological advances and frequent product introductions and enhancements. We believe that our future success will largely depend upon our ability to continue to enhance our existing products and to successfully develop and market products on a cost-effective and timely basis. The technologies applicable to our products include applications capable of analyzing and processing data based on accepted telephony standards and protocols. If other technological standards and protocols gain broad market acceptance, we will be required to redesign our existing products or design new products that are able to view and analyze networks based on these new standards and protocols. For example, the types of fraudulent schemes to which service providers are subject change with the emergence of new technologies, networks and other developments. We cannot assure you that we will be successful in developing and marketing new applications or systems that will respond to technological change

        Furthermore, the market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed.

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

We may be subject to European regulations that will require us to use components consisting of environmentally friendly materials. Compliance with these regulations may increase our costs and adversely affect our results of operations.

        We may be subject to telecommunications industry regulations published in territories in which we are selling our hardware products, requiring the use of environmentally-friendly materials in telecommunications equipment. For example, European telecommunications industry regulations require telecom equipment suppliers to eliminate the lead solders from their products by 2010. Compliance with European Community directives may require us to undertake significant expenses with respect to the re-design of certain of our hardware products or find other complying alternatives. In addition, we may be required to pay higher prices for third-party components that comply with this directive. Our inability or failure to comply with these regulations could harm our ability to sell our products within the European Community and in any other countries that may adopt this directive, and may have an adverse effect on our results of operations.

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

        In connection with the sale to Verint of our government surveillance business, we remain the named party on a number of contracts which required additional performance, including for warranty and other remaining services. With respect to these contracts, the customers consented to the performance by Verint of all the remaining obligations of ECtel under the contracts. The customers also agreed to communicate directly with Verint in connection with the performance of the contracts by Verint. However, we still may be liable to the customer in the event that Verint does not perform as required under these agreements, and our financial condition and results of operations may suffer if these customers pursue claims against us. In the event that we suffer damages as a result of Verint’s non-performance, we may pursue our indemnification rights against Verint. However, Verint may not have the ability to satisfy our claims.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

        Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. Recently, there was an escalation in violence among Israel and Hamas, and significant hostilities along Israel’s border with the Gaza Strip. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

        We are entitled to tax benefits under Israeli law for capital investments that are designated as approved enterprises. To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. From time to time, we submit requests for expansion of our approved enterprise programs or for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. In addition, if we fail for any reason to meet the conditions of an approved investment program, our future tax benefits under the Israeli law for capital investments will be materially reduced. In light of our carry forward losses, we are currently not in a taxable position in Israel.

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

Risks Related to the Market for Our Ordinary Shares

Our ordinary shares may be delisted from the Nasdaq Global Market, and as a result the liquidity and price of our ordinary shares would likely decline.

        Our ordinary shares are currently listed on the Nasdaq Global Market. One of Nasdaq’s continued listing requirements is that the minimum bid price of a listed security must be at least $1.00. Nasdaq has temporarily suspended this requirement through July 19, 2009. Our ordinary shares have traded below $1.00 per share since November 2008. If Nasdaq reinstates the minimum bid price rule and we fail to meet the minimum bid price requirement at that time, Nasdaq could delist our ordinary shares from the Nasdaq Global Market. Such delisting would likely have an adverse impact on the liquidity of our ordinary shares and, as a result, the market price for our ordinary shares would likely become more volatile and decline significantly.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

        Companies such as ours, which operate in technology industries, are particularly vulnerable to class action litigation as a result of the volatility of their stock prices. Any litigation of this sort could result in substantial costs and a diversion of management’s attention and resources.

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

        The Company filed a motion to dismiss the class action complaint. At a hearing on this motion held on July 17, 2006, the court granted our motion to dismiss the class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the class action complaint. We responded by requesting that the court deny the motion to amend. On March 6, 2007, the court denied the plaintiff’s motion to further amend the class action. Plaintiff filed an appeal of the district court’s orders with the United States Court of Appeals for the Fourth Circuit. After briefing in the Fourth Circuit but before oral argument or any decision thereon, the parties reached an agreement in principle to resolve the litigation. The parties have executed a stipulation of settlement documenting their agreement. The District Court of Maryland held its hearing on preliminary approval of stipulation of settlement and granted preliminary approval.  The hearing on the final approval of stipulation of settlement has been scheduled for July 27, 2009.

Our share price has decreased significantly during 2008 and could continue to fluctuate significantly in the future.

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly during 2008. Numerous factors, some of which are beyond our control, have caused and may continue to cause the market price of our ordinary shares to fluctuate significantly, such as:

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

U.S. holders of our ordinary shares may suffer adverse tax consequences if we are classified as a passive foreign investment company for U.S. federal income tax purposes.

        There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to our U.S. holders of our ordinary shares and could cause a reduction in the value of our ordinary shares. We will be classified as a PFIC for any taxable year if (after taking into account certain look-through rules with respect to the income and assets of our corporate subsidiaries) either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for a taxable year (determined on a quarterly basis) produce or are held for the production of passive income.  For this purpose, cash is considered to be a passive asset, which produces passive income. The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, though other valuations methods may available for these purposes. If we are a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders of our ordinary shares.  Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules. U.S. holders should carefully read “Item 10E–Taxation–Certain U.S. Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks (including the PFIC rules) related to owning and disposing of our ordinary shares.

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

        On December, 29 2005, we acquired all of the outstanding shares of Telesoft. Telesoft is engaged in the development and marketing of software solutions for the management of large communications and internet networks, including its revenue assurance solution for telecommunication services providers, which effectively complements our Integrated Revenue Management solution. We believe that the acquisition of Telesoft has allowed us to provide telecommunications service providers with a flexible solution that addresses many of their revenue assurance needs.

        On April 30, 2008, we acquired substantially all the assets of Compwise Ltd. (“Compwise”), an Israel-based company and a provider of business analytic solutions for telecommunication operators. This acquisition is expected to expand and strengthen our Integrated Revenue Management solutions, as well as expand our customer base.

Principal Capital Expenditures

        Our principal capital expenditures in the past three years (aside from the acquisitions of Telesoft and Compwise) have been the purchase of equipment and other fixed assets used in our business (mainly in Israel). On April 30, 2008, we acquired substantially all of the assets of Compwise for approximately $1.5 million in cash.

        Capital equipment purchases totaled approximately $0.7 million in 2008, $0.4 million in 2007 and $0.6 million in 2006. Our capital expenditures in 2008 were primarily for the procurement of test and production equipment computers and for the implementation of a new ERP system. We have used our working capital to finance these capital expenditures.

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

        Increased Focus on Operational Improvements and Revenue Assurance. Due to competitive industry conditions, service providers have often been forced to lower the prices they charge for value added services. In turn, lower prices have resulted in lower profit margins for the service providers with respect to these value-added services. Operators seeking greater profitability per subscriber are looking internally to improve business efficiency to ensure that they capture as much of the revenues associated with these value added services as possible. In addition, the recent increase in regulatory scrutiny by U.S. security laws and other countries’ regulators serve as an incentive for our potential customers to implement advanced revenue assurance systems, thereby improving the quality of their internal controls.

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

        Service Provider Challenges

        As service providers focus on fraud prevention and revenue assurance, they face challenges in the following areas:

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

Business Strategy

        Our objective is to be a leading provider of integrated revenue management solutions worldwide. Currently our IRM™ suite of integrated revenue management solutions includes fraud prevention solutions, credit and risk management, and revenue assurance solutions. The following are key elements of our strategy:

—	Offer Comprehensive Fraud Prevention and Revenue Assurance Solutions within our IRM suite. We offer our service provider customers comprehensive fraud prevention, credit and risk management, and revenue assurance solutions to meet their fraud prevention and revenue assurance needs. We also seek to regularly add new functionality and applications to our products to enable our customers to meet the full range of fraud prevention, credit and risk management, and revenue assurance challenges that exist in converged networks. We continually seek to adapt our existing fraud prevention, credit and risk management, and revenue assurance solutions to be compatible with emerging technologies and services.

—	Pursue Organic and Non-Organic Growth. We plan to grow our business by increasing our installed base of customers and by offering additional solutions to telecom operators in fields related to our current business mainly in the areas of customers’profitability and customers’ retention. By doing so, we will be able to leverage our sales channels and customers base for the sale of additional solutions. In order to execute such growth plan we pursue mergers and acquisition transactions with other suppliers. We consider acquisition of companies that provide us with additional products, with complementary sales channels and customers, and that contribute to the overall shareholder value.

—	Maintain and Enhance Our Technological Leadership. We believe that our technology platform provides us with a competitive advantage in developing revenue assurance solutions to meet the rapidly changing needs of service providers. We have invested significant resources over the years in both internal development and selective acquisitions. We intend to continue to invest in our technology, through internal development and selective acquisitions, to maintain our position as a technological leader in revenue assurance solutions.

—	Focus on Leading Worldwide Service Providers. We focus our marketing efforts on leading worldwide service providers of wireline, wireless and next-generation communication services, many of whom have global affiliations. We have sold our solutions to many of the world’s largest telecommunications service providers, including Hutchison H3G, TO2, Tele2 group, MTS group, Digicel group, Portugal Telecom, Verizon (MCI), Telenor (Vodafone Sweden), Kyivstar, Qwest Communications International, Swisscom, the Telefonica Group, Serbia Telecom and Rostelecom. We believe that sales to market leaders will assist our marketing efforts to establish our brand name and industry position.

—	Maintain Direct and Interactive Relationships With Our Customers. We work closely with our existing customers, both to support the solutions already sold to them, and to provide additional products through cross sales and professional services to help them refine and upgrade their solutions. This enables us to market complementary products to our customers to meet their changing needs and to stay abreast of the evolving needs of the marketplace.

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

        Our latest version of FraudView features an array of fraud detection and prevention technologies, enabling large amount of anti-fraud checks and controls for the protection of operators’ business. In addition, it enables and facilitates a subscriber-centric fraud management process, in which a fraud analyst can evaluate the behavior of its subscribers by reviewing information obtained from various sources, which was consolidated and analyzed by the FraudView® system.

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

        Billing Verification

        Our billing verification solution, BillView, is targeted at the financial aspect of the complex telecom operation. It provides operators and service providers with tools to increase control and reduce financial exposure. An off-the-shelf automated solution, BillView offers comprehensive rating and billing audit of all revenue-bearing events, reducing revenue leakage and financial exposure. BillView facilitates independent charging and billing verification of large usage samples of all existing and future service types: voice, data, content, 3G, 3.5G, and more. Addressing both invoice-level and call-level charges, the application can protect revenues amounting to millions of dollars annually, demonstrating clear benefits and rapid ROI.

        Business Intelligence

        Our Business Intelligence solution helps telecom operators to fight churn while managing price plans’ costs and revenues and the customers’ lifecycle. BusinessView enables telecom operators to structure themselves towards focusing on building and successfully implementing pricing plans. This approach reduces churn by better managing customer retention and accurately targeting marketing campaigns, which leads to higher revenues and profitability. BusinessView meets the challenges of today’s highly competitive markets by focusing on three integrated areas: business and marketing analysis, cost management, and customer retention.

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

Sales and Marketing

        As of March 31, 2009 our direct sales force and marketing staff consisted of 25 employees worldwide. We market our IRM framework to service providers worldwide, through a direct sales force, as well as indirect sales channels. Our sales staff operates out of our offices in Israel, UK, Singapore and the United States. In addition, we engage local sales representatives, distributors and sales consultants worldwide. In some territories, we engage full time sales consultants for management of sales activities in those territories.

        Sales of our solutions are made predominantly to large service providers and involve lengthy evaluation processes before the customers issue purchase orders. Because the purchase of our products is a relatively significant capital expenditure, prospective customers generally commit substantial resources to an evaluation of our solutions and require us to expend significant time, effort and money educating them about the value of our solutions. This sales cycle for our solutions is an average of between six and 18 months. Our primary marketing activities include raising awareness among existing and potential customers of the benefits provided by the features of our products. We utilize our sales force as well as the sales and marketing services of local sales representatives for such activities. We also participate in exhibitions and industry trade shows in an effort to promote our products.

        The recent events in the financial market may have an impact on our business. In particular, many enterprises, telecommunications carriers and service providers may reduce their capital investments. Such decline in capital expenditures could have a negative impact on our business by reducing the number and the value of new contracts we are able to sign and may harm our revenues and results of operation. Furthermore, recently we have received an increased amount of requests from our customers for longer payment terms and alternative payment models such as revenue sharing based compensation proposals.

Customers

        Our customers are communications service providers, of both fixed and wireless services. We have recently sold our solutions to leading CSPs worldwide, including the following: Digicel, Telecom Sprska, China Mobile, Cellcom Israel and Zon.

        In 2008, our top ten customers accounted for 69% of our revenues, with sales to four customers in Eastern Europe accounting for 43% of our revenues, two of which each accounted for more than 10% of our revenues. In 2007, our top ten customers accounted for 51.5% of our revenues, with sales to three customers in the Americas accounting for 19.8% of our revenues, none of which accounted for more than 10% of our revenues individually.

        The following table shows a breakdown of our revenues by geographical region during 2008, 2007 and 2006 (in thousands of U.S. dollars):

	2008	2007	2006

Europe	14,683	11,132	16,341
Americas	8,299	7,429	6,303
Middle East and Africa	942	1,591	4,152
Asia Pacific and others	1,060	746	2,006

	24,984	20,898	28,802

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

        In recent years, we outsourced a portion of our technical services and activities in Europe to a subcontractor in Bulgaria. Due to the low cost of operations in Bulgaria, we gradually expanded our outsourced activities there and in December 2006, we established a wholly-owned subsidiary in Bulgaria named ECtel Bulgaria EOOD. As of April 1, 2008, as per our agreement with our Bulgarian subcontractor, substantially all of the employees of our former Bulgarian subcontractor were engaged directly by ECtel Bulgaria. In addition, since November 2008, we have outsourced a portion of our technical services and activities in Europe to a subcontractor in Ukraine.

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

        Our products are generally sold with a warranty for repairs of hardware and software defects and malfunctions, the term of which is usually one year after acceptance of the system. Post-warranty support and maintenance services are made available to customers on a contractual basis for an additional charge. The maintenance agreements generally provide for remote support and maintenance as well as updates to correct bugs or errors in the software. Upgrades and enhancements to the software may be purchased as part of the support and maintenance services for additional consideration and subject to additional specific terms.

Manufacturing

        We purchase some hardware, such as servers and storage devices, from third-party vendors such as IBM and Hewlett Packard. Our manufacturing operations consist primarily of integration, final assembly and testing, involving the application of extensive testing and quality control procedures to materials, modules, subassemblies and systems. ECI, our former major shareholder is the owner of certain intellectual property rights related to our legacy probing devices. ECI currently permits our supplier to use its technology required for production of these components. To the extent ECI will withhold its permission, it will have to supply these components to us under a components supply agreement executed between our Company and ECI in February 2004. The supply has an initial period of seven years.

        We maintain an organization-wide quality assurance system, based upon ISO9000:2000. This system helps us to coordinate and continuously improve our business processes in our R&D, manufacturing, delivery, sales and services departments. Our primary manufacturing and research and development facilities are certified for Quality Standard ISO 9001:2000. ISO 9001:2000 is an international standard of quality assurance for companies that perform design, development, manufacturing, service and installation of products and systems. This standard was established by the International Organization for Standardization (ISO), an international federation of national standards bodies. To be certified for ISO 9001:2000, a company must be audited by an ISO-accredited auditing body, in our case the SII (Standard Israel Institute), and must meet or surpass the standards requirements. We believe that our customers value the process, control and traceability, for which we have been awarded ISO 9001:2000 certification.

Research and Development

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of March 31, 2009, 27 of our employees were engaged primarily in product development activities. We expect that we will continue to commit substantial resources to product development in the future.

        As a recipient of grants from the Office of the Chief Scientist (OCS), we are obligated to perform, in Israel, all development activities related to products under these grants, unless we receive an exemption. Know-how from the research and development used to produce these products may not be transferred to third parties without the approval of the OCS. Approval is not required for the export of any products resulting from the research and development based on these grants. Also, during the fourth quarter of 2006, we committed to repay in full all the grants related to programs connected to our FraudView® solution. These grants were fully repaid during 2007. For further information regarding the OCS of the Israeli Ministry of Industry, Trade and Labor, see “Item 5C–Research and Development, Patents and Licenses–Grants from the Office of the Chief Scientist.”

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

Seasonality

        Our business depends on purchases by large telecom companies. Since some of these telecom providers operate according to annual budgets, their tendency is to approve their budgets toward the beginning of their fiscal year and utilize their budgets toward the end of their fiscal year. This mode of operation may affect our results of operations throughout the year and may cause certain seasonality in our financial results.

Intellectual Property and Proprietary Rights

        The telecommunications industry is characterized to a great extent by its reliance on proprietary technology. We believe that we own or have the license to use the technologies used in our products. We depend on a combination of technical innovations, patents, trade secrets, and non-disclosure agreements for the protection of this technology. Also, we are filing patent applications to protect our technology and trademark applications to register our trademarks. We have nine–issued patents, of which three were issued in 2008, and five pending patent applications. Various trademarks of ours have already been registered in certain countries.  Our registered trademarks include among others QUALIVIEW, NGN FRAUDVIEW, I-PROBE, SIGVIEW, X-ELLENCE, QUALIVOIP, QUALIMOBILE, PRE-VIEW, VALUEROUTE, BILLGUARD, FLOWGUARD, SERVGUARD and IRM.

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

        Demand for products by service providers is affected by various types of laws and regulations in Israel and other countries in which we operate, in the areas of use of communications customer records, network service standards, billing for use of interconnected networks, certification of and charges paid by VoIP service providers and opening markets to competition. For more information regarding the OCS and tax benefits for approved enterprises, see “Item 5C–Research and Development, Patents and Licenses–Grants from the Office of the Chief Scientist” and “Item 10E–Taxation–Israeli Taxation–Tax Benefits under the Law for the Encouragement of Capital Investments, 1959,” respectively.

C.	Organizational Structure

        As of March 31, 2009, IDB Holding Corporation Ltd. and its affiliates Koor Industries Ltd., Clal Electronics Industries Ltd. and others (“IDB”) beneficially held 38.6% of our outstanding shares.

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

        We own all the outstanding shares of

—	ECtel Inc., a Maryland corporation

—	ECtel (2000) U.K. Ltd., a U.K. company;

—	ECtel Telesoft Ltd, an Israeli company;

—	ECtel Telesoft Export (98) Ltd, an Israeli company;

—	ECtel Bulgaria EOOD, a Bulgarian company;

—	ECtel BV, a Dutch company which, in turn, holds all of the shares of ECtel GmbH (in the process of voluntary liquidation), a German company; and

—	Telrad Hawk Net - I Ltd. (in the process of voluntary liquidation), an Israeli company.

D.	Property, Plants and Equipment

        We lease our headquarters and main facilities located in Rosh Ha’ayin, Israel for our executive offices, sales, marketing, administrative, development, professional services and support activities. The facilities occupy approximately 37,232 square feet. We lease these facilities pursuant to an agreement. The lease period commenced on July 10, 2005 and runs through June 30, 2015. We are entitled to shorten the term of the lease at any time following its fifth or sixth anniversary, subject to certain penalty payments. We are further entitled to discontinue the lease on the seventh, eight, or ninth anniversaries, upon providing six months written notice, without any penalty payments.

        ECtel Inc., our U.S. subsidiary, leases approximately 1,500 square feet of office space in Florida which is used mainly for sales and marketing activities. The term of the Florida lease is through September 24, 2010.

        ECtel Bulgaria EOOD, our Bulgarian subsidiary, leases approximately 4,000 square feet of office space in Sofia, which is used mainly for professional services and support activities. The term of the Sofia lease is through March 31, 2010.

        ECtel (2000) U.K. Ltd, our UK subsidiary, leases approximately 100 square feet of office space in London which is used mainly for sales and marketing activities. The term of the London lease is through October 12, 2009.

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

        In April 2008, we acquired substantially all of the assets of Compwise Ltd., an Israel-based company, a provider of business analytic solutions for telecommunication operators, for $1.5 million, pursuant to an asset purchase agreement, which is described below under “Item 10C–Material Contracts.” The goal of this acquisition was to expand and strengthen our Integrated Revenue Management solution, as well as expand our customer base. The results of operations described in this annual report were not significantly affected by the acquisition of Compwise’s assets.

        In December 2005, we acquired Telesoft, comprised of two sister companies engaged in the development and marketing of software solutions for the management of large communications and internet networks, for $2.5 million. This acquisition enhanced our ability to provide communications services providers with a comprehensive Integrated Revenue Management solution.

        Our revenues increased in 2008 compared to 2007 by 20% reaching $25.0 million, compared to $20.9 million in 2007. We increased our revenues, both by winning new accounts, including orders for our FraudView and RAP solutions from major telecommunication carriers in various geographic regions, and by making sales to existing customers, including sales of a new version of our FraudView and RAP solutions. We increased our maintenance and support revenues largely through renewals and extensions from our installed customer base. We also believe that the additions to our installed customer base resulting from the acquisition of Compwise may further increase our revenues from maintenance and support and allow for cross-sales opportunities.

        Our operating loss for 2008 increased compared to 2007. The increase was mainly due to the following factors: (a) in 2008, we recorded a provision for bad debt in the amount of $0.4 million, compared to a recovery of bad debt provision in the amount of $0.1 million in 2007, (b) acquisition-related expenses in connection with a potential acquisition that was not completed in the amount of $0.1 million, (c) the contribution of two lower-margin, yet strategic projects with major telecom groups, and (d) the ongoing weakening of the US dollar contributed to an increase in our NIS-denominated expenses.

        Our net loss for 2008 decreased compared to 2007. This was mainly due to recovery of certain Auction Rate Securities (ARS), as described below under “Item 5A–Operating Results–Comparison of 2008, 2007 and 2006–Impairment of ARS”.

        The recession in the U.S. and global markets is affecting the global economy, causing uncertainty in the telecommunications market, and may result in further decreases in capital investments by telecommunication service providers. The decline in capital expenditures has had, and may in the future have, a negative impact on our sales and may adversely affect the pricing of our products. Furthermore, we may need to adjust our business and financial models to the possible lower levels of capital expenditures of our customers, which may have negative affect on our revenues. Nevertheless, despite market expectations for a decrease in capital investments by telecommunication service providers, in the first quarter of 2009 we experienced growing demand for our products, which we believe is a result of our customers’ urgent need to preserve revenues.

        Recently we have received an increased amount of requests from our customers for longer payment terms than those which we currently offer and for alternative payment models, such as revenue sharing based compensation proposals. These payment cycles and alternative payment models may adversely affect the cash resources available to operate and expand our business. Furthermore, the global recession has impacted a number of our customers resulting in payment collection issues with respect to some customers in the first quarter of 2009. While we believe that payment will be received from these customers during this year, and are working closely with our customers to help them navigate their liquidity issues, we cannot provide assurance that these payments will be made.

        Our revenues for the first quarter of 2009 were lower than we expected, at $3.4 million, as they were impacted by the longer product implementation cycles with our customers.

        As the global markets continue to be in turmoil, we adopted, in the fourth quarter of 2008, a series of proactive efficiency measures including a reduction in management and employee salaries, downsizing our workforce and cost efficiencies in the professional service (PSO) functions as well as in our other operating expenses. Our planned operating expenses for the year 2009, including their scope and structure, were planned based upon our estimation as to the level of our revenues in 2009 in an aim to reduce our losses. It is our goal for 2009 to preserve cash, without compromising either our development or growth prospects.

Acquisitions and Dispositions

        Our business and financial position during the three years ended December 31, 2008 were influenced by acquisitions. The acquisitions were accounted for under the purchase method of accounting, and, accordingly, the purchase price for the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to acquisitions are included in our consolidated statements of operations from the date of acquisitions. The following are details for each of these acquisitions and disposition:

—	In April 2008, we acquired substantially all the assets of Compwise Ltd., an Israel-based company, a provider of business analytic solutions for telecommunication operators, for $1.5 million dollars, pursuant to an asset purchase agreement, which is described below under “Item 10C–Material Contracts.” This acquisition is expected to expand and strengthen our Integrated Revenue Management solution, as well as expand our customer base.

—	On December 29, 2005, we acquired Telesoft, from Elron Electronic Industries Ltd. The aggregate purchase price was $2.5 million consisting of $2.1 million in cash paid to Elron Electronic Industries Ltd., at the closing and $0.4 million in direct transaction costs consisting primarily of professional fees. In addition to the purchase price, we were obligated to pay to Elron Electronic Industries an amount of up to $0.4 million in connection with an earn outif certain milestones were met, in accordance with purchase agreement. The earn-outwas over the period of 12 months following the closing date. No such earn-out was paid, as the milestones were not met.

Share Repurchase Plans

        In July 2008 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $4 million. Since we adopted the plan, we repurchased an amount of 404,503 of our ordinary shares for total consideration of $0.5 million. In April 2006 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. Under this plan, we repurchased an amount of 2,304,794 of our ordinary shares for total consideration of $11.5 million. That plan expired in April 2007. As of December 31, 2008, our total cash and investments were approximately $17.6 million. See also “Liquidity and Capital Resources” in connection with our cash position.

Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2008	2007	2006

Revenues	100.0%	100.0%	100.0%
Cost of revenues	54.7	48.7	47.3

Gross profit	45.3	51.3	52.7

Research and development costs, net	18.2	22.9	14.8
Selling and marketing expenses	34.6	40.9	33.0
General and administrative expenses	27.9	27.5	13.2
Acquisition-related expenses	0.5	-	2.2
Amortization of acquisition-related intangible assets	0.7	0.4	1.6

Total operating expenses	81.9	91.7	64.8

Operating loss	(36.6)	(40.4)	(12.1)
Financial income, net	2.6	5.5	4.3
Other income (expenses), net	0.8	(7.5)	-

Loss before taxes on income	(33.2)	(42.4)	(7.8)
Income tax (expense) benefit	(0.1)	0.3	(*)

Net loss	(33.3)%	(42.1)%	(7.8)%

(*)	Represent a percentage less than 0.1%

Comparison of 2008, 2007 and 2006

Revenues

        Our revenues consist of fees from the sale of our solutions, which include license of our software, as well as the software and hardware of third parties, to telecommunications services providers, and from fees for our professional and maintenance services.

        2008 vs. 2007

        Total revenues increased by 20% from $20.9 million in 2007 to $25.0 million in 2008 for the reasons discussed above in the “Overview” of this section.

        2007 vs. 2006

        Total revenues decreased by 27% from $28.8 million in 2006 to $20.9 million in 2007. Our revenues decreased in 2007 mainly due to the following two reasons: (i) a slower than anticipated purchasing cycle of a few of our customers, causing our revenues for the first quarter of 2007 to be below expected levels, and as a result of the fact that these orders continued to occupy some of our sales personnel during the second quarter, causing lower than expected revenues during the balance of 2007; and (ii) a delay in obtaining acceptance by certain customers of certain projects which were part of our backlog at the end of 2006 which caused delayed recognition of the revenues from those projects and occupied our operational resources involved in those projects for longer than anticipated periods, thus delaying generation of revenues from other customer projects.

Cost of Revenues

        Cost of revenues consists primarily of the direct cost of materials, employee compensation expenses, payments to subcontractors and outsourcers, payments to consultants, depreciation related to manufacturing facilities, allocated overhead, maintenance and support of our products, changes in inventory and royalties to the OCS.

        2008 vs. 2007

        Cost of revenues increased from $10.2 million in 2007 to $13.7 million in 2008 primarily due to the increase in our revenues. Our gross profit increased primarily because our revenues increased. Our gross profit margin decreased from 51% in 2007 to 45% in 2008 mainly due to the contribution of two lower-margin, yet strategic projects with major telecom groups, the ongoing weakening of the US dollar against the Israeli shekel and the foreign exchange fluctuation between the US dollar and other currencies, which weakening and fluctuations had the effect of increasing our non-dollar expenses.

        2007 vs. 2006

        Cost of revenues decreased from $13.6 million in 2006 to $10.2 million in 2007 primarily due to the non-recurrence of a provision of $2.3 million for royalties to the OCS, recorded in the fourth quarter of 2006, which represented substantially full repayment of prior funding to the OCS arising from its participation plan. Our gross profit margin was 51%, compared to a gross profit margin of 53% in 2006. Our gross profit decreased primarily because our revenues decreased, however, our level of fixed expenses, such as payrolls, rent of facilities and vehicles expense remained the same. In addition, the appreciation of the NIS compared to the U.S. dollar resulted in an increase of the U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006, measured based upon the 2006 average exchange rate between the NIS and the U.S. dollar.

Operating Expenses

(in millions of U.S. dollars, except for percentages)	Year ended December 31,			% Change 2008 vs. 2007	% Change 2007 vs. 2006
	2008	2007	2006

Research and development costs, net	4.5	4.8	4.3	(6.3)	12.0
Selling and marketing expenses	8.7	8.5	9.5	2.4	(10.1)
General and administrative expenses	7.0	5.8	3.8	20.7	51.0
Amortization of acquisition-related intangible assets	0.2	0.1	0.5	100	(79.8)
Acquisition-related expenses	0.1	-	0.6	N/A	N/A
Total operating expenses	20.5	19.2	18.7	6.8	2.6

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

        2008 vs. 2007

        Research and development costs, net decreased by 6.3% from $4.8 million in 2007 to $4.5 million in 2008. This decrease resulted mainly from the decrease in direct research and development expenses, partially offset by the ongoing weakening of the US dollar against the Israeli shekel.

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

        2008 vs. 2007

        Selling and marketing expenses increased by 2.4% from $8.5 million in 2007 to $8.7 million in 2008. The increase was mainly due to higher expense for agents’ commissions resulting from the increase in our revenues, and the ongoing weakening of the US dollar against the Israeli shekel.

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

        2008 vs. 2007

        General and administrative expenses increased by 21.0% from $5.8 million in 2007 to $7.0 million in 2008. The increase was primarily due to (i) increases in senior management headcount and compensation levels in transition periods (i.e. turnover of employees), (ii) an increase in our doubtful debts expense totaled $0.4 million as compared to a recovery in 2007 totaling $0.1 million, and (iii) an increase in legal expenses resulting from the class action filed against the Company.

        2007 vs. 2006

        General and administrative expenses increased by 51.0% from $3.8 million in 2006 to $5.8 million in 2007. The increase was primarily due to expenses related to changes in our senior management resulting from: (i) payment of extended separation compensation to one of our executives who resigned from his position with the Company, (ii) increases in senior management headcount and compensation levels in transition periods (i.e. turnover of employees), (iii) the appreciation of the NIS compared to the U.S. dollar which resulted in an increase of our U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006, and (iv) a decrease in our doubtful debts recovery as compared to 2006.

Amortization of Acquisition-Related Intangible Assets

        2008 vs. 2007

        In 2008 we recorded amortization of acquisition-related intangible assets in the amount of $0.2 million, related to our acquisitions of Telesoft and Compwise. Such amounts consist of amortization expense related to intangible assets recorded in connection with acquisitions accounted for by the purchase method of accounting.

        2007 vs. 2006

        In 2007 and 2006 we recorded amortization of acquisition-related intangible assets in the amount of $0.1 million and $0.5 million, respectively, related to our acquisition of Telesoft,.

Acquisition-Related Expenses

        2008 vs. 2007

        During 2008, we incurred expenses in the amount of $0.1 million in connection with a due diligence process and legal work for a potential acquisition. During the second quarter of 2008 we decided, after evaluating all the relevant parameters, not to conclude the negotiations, and therefore, we released all incurred expenses to our statements of operations. These expenses primarily consisted of third-party legal, accounting and other professional services fees.

        2007 vs. 2006

        No material expenses were recorded in our results of operations in 2007 in respect of acquisition-related expenses. During 2006, we incurred expenses in the amount of $0.6 million in connection with a due diligence process and legal work for a potential acquisition. During the third quarter of 2006 we decided, after evaluating all the relevant parameters, not to conclude the negotiations, and therefore, we released all incurred expenses to our statements of operations. These expenses primarily consisted of third-party legal, accounting and other professional services fees.

Operating Loss

        2008 vs. 2007

        Operating loss increased from $8.5 million in 2007 to $9.1 million in 2008. The increase was mainly due to the following factors: (a) we recorded a provision for bad debt in the amount of $0.4 million, compared to a recovery of bad debt provision in the amount of $0.1 million in 2007 (b) acquisition-related expenses in connection with a potential acquisition that was not completed in the amount of $0.1 million, (c) the contribution of two lower-margin, yet strategic projects with major telecom groups, and (d) the ongoing weakening of the US dollar further increased our operating loss. The effect of these factors was partially offset by the increase in revenues.

        2007 vs. 2006

        Operating loss increased from $3.5 million in 2006 to $8.5 million in 2007. The increase in our operating loss in 2007 was mostly due to (i) a reduction in our revenues during 2007 while our level of fixed expenses, such as payrolls, rent of facilities and vehicles expense remained the same; (ii) payment of extended separation compensation to one of our executives who resigned from his position with the Company, (iii) increases in senior management headcount and compensation levels in transition periods (i.e. turnover of employees), (iv) the appreciation of the NIS compared to the U.S. dollar which resulted in an increase of our U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006, and (v) a decrease in our doubtful debts recovery as compared to 2006. This increase in operating loss in 2007 was partially offset, compared to 2006, by the following factors: (i) lower expense for agents’ commissions, resulting both from the decrease in our revenues and from increased cooperation with distributors and system integrators; and (ii) the following two non-recurring expenses which were recorded in 2006: (a) repayment of royalties to the OCS and (b) expenses for a due diligence process in connection with a potential acquisition.

Financial Income, Net

        2008 vs. 2007

        Financial income, net decreased by 43.7% from $1.16 million in 2007 to $0.65 million in 2008. This decrease was primarily due to the following three factors: (i) decrease in the average cash available for investment during 2008 compared to 2007, due to a share repurchase plan and use of funds during 2008; (ii) appreciation of the NIS compared to the U.S. dollar; and (iii) depreciation of the GBP compared to the U.S. dollar.

        2007 vs. 2006

        Financial income, net decreased by 6.0% from $1.23 million in 2006 to $1.16 million in 2007. This decrease was primarily due to the following two factors: (i) decrease in the average cash available for investment during 2007 compared to 2006, due to a share repurchase plan and repayment of grants to the OCS; and (ii) appreciation of the NIS compared to the U.S. dollar.

Impairment of Auction Rate Securities (ARS)

        As of December 31, 2008, we had $2.7 million of principal invested in ARS. We have a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. Our ARS were ranked as AAA and AA at the time of purchase, and there had been no change in their rating since that time, until the end of the first quarter of 2008 in which they experienced a rating downgrade. All securities continue to pay interest in accordance with their stated terms.  However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, we recognized an impairment charge with respect to our ARS portfolio.  As a result, in the year ended 2007, we recorded an impairment charge of $1.6 million, which is considered “other than temporary”, and an unrealized loss of $178 thousand recorded in other comprehensive loss as a reduction of shareholders’ equity, which was considered a “temporary” impairment.

        In October 2008, several of the ARS held by us that were previously impaired were redeemed at par-value at the amount of $1.7 million, resulting in a gain of $1.6 million. As of December 31, 2008, we had $ 2.7 million of principal invested in ARS. As a result of market conditions and the continuing lack of liquidity, we recorded an impairment charge of $1.8 million, which is considered “other than temporary”.

Net Loss

        2008 vs. 2007

        Net loss decreased from $8.8 million in 2007 to $8.3 million in 2008. The decrease in our net loss in 2008 was mostly due to the increase in our gross profit in 2008 compared to 2007 which was partially offset by the increase in our operating expenses and decrease in our financial income in 2008 compared to 2007, as described above.

        2007 vs. 2006

        Net loss increased from $2.3 million in 2006 to $8.8 million in 2007. The increase in our net loss in 2007 was mostly due to (i) a reduction in our revenues during 2007 while our level of fixed expenses, such as payrolls, rent of facilities and vehicles expense remained the same; (ii) payment of extended separation compensation to one of our executives who resigned from his position with the Company, (iii) increases in senior management headcount and compensation levels in transition periods (i.e. turnover of employees), (iv) the appreciation of the NIS compared to the U.S. dollar which resulted in an increase of our U.S. dollar cost of our operations in Israel compared to our cost of operations in 2006, (v) a decrease in our doubtful debts recovery as compared to 2006, and (vi) an other than temporary impairment charge related to certain ARS. This increase in the net loss in 2007 was partially offset, compared with 2006 by the following factors: (i) lower expense for agents’ commissions resulting both from the decrease in our revenues and from increased cooperation with distributors and system integrators; and (ii) the following two non-recurring expenses which were recorded in 2006: (a) repayment of royalties to the OCS, and (b) expenses for a due diligence process of a potential acquisition.

Critical Accounting Policies

        The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and are the most critical to aid in fully understanding and evaluating our reported results:

—	revenue recognition;

—	warranty provision

—	trade accounts receivables and allowance for doubtful accounts;

—	business acquisitions; goodwill and other intangible assets;

—	estimations and assumptions;

—	impairment of long-lived assets;

—	accounting for income taxes;

—	contingencies;

—	share-based compensation; and

—	classification of investments.

Revenue Recognition

        Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenues, as discussed below. However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

        We have adopted the requirements of American Institute of Certified Public Accountants (AICPA) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition.” Therefore we recognize revenue from product sales (which include software) when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable and (4) collectability is probable.

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

        When a software product is sold together with implementation or consulting services, product fees are recognized upon delivery, provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification of the software products and are not essential to the functionality of the software that was delivered. When implementation and consulting services are sold, revenues are recognized based on the proportional performance method subject to the guidance of SAB 104 “Revenue Recognition in Financial Statements”.

        If, at the outset of an arrangement, the arrangement fee is determined as not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If, at the outset of the arrangement, collectability is determined to be not probable, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. If an arrangement provides for customer acceptance, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period.

        Revenues from product maintenance and support contracts are recognized on a straight-line basis over the term of the support period. The majority of our maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by us during the term of the support period.

        Revenues from contracts that require significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for performance of construction type and certain production type contracts.” The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated. If collectability is determined as not being probable, we recognize revenues from contracts with significant design, development, modification and customization, using the completed-contract method.

Warranty provision

        We provide warranty on our products sold. Accrued warranty costs are calculated in respect of such products and work performed (for periods subsequent to delivery of the products or performance of the work), based on management’s estimation and in accordance with our prior experience.

Trade accounts receivable and allowance for Doubtful Accounts

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. We do not have any off-balance-sheet credit exposure related to its customers.

        Our financial statements include an allowance, which we believe reflects adequately the loss inherent in our accounts receivable portfolio. In establishing the required allowance, our management bases its determination, among other factors, on information available about the debtor’s financial situation, the volume of their operations and evaluation of the security received from them. We use our best estimate to assess the recoverability of open accounts. If there is a major deterioration in a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected. This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables.

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

        We conduct our annual goodwill impairment test as of June 30 every year. We performed annual impairment tests during 2008, 2007 and 2006 and did not identify any impairment. At December 31, 2008, given the adverse change in the general business climate and the recent decrease in the Company’s market capitalization, the Company has performed an additional goodwill impairment assessment and has determined that no impairment has occurred as of December 31, 2008.

        We will continue to perform an impairment test at least annually and on an interim basis should circumstances indicate that an impairment loss may exist. The outcome of such testing may lead to the recognition of an impairment loss.

        Intangible assets that have finite useful lives are amortized over their expected useful lives and are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets consist mainly of acquired technology and customer relations and are amortized over three to ten years.

Estimations and assumptions

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

        Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts goodwill and intangible assets, fixed assets, inventory, investments and share-based compensation income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

        In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109" (the “Interpretation”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company applied the provisions of the Interpretation effective January 1, 2007; however, the adoption of the Interpretation did not have an effect on the Company’s financial condition, results of operations or cash flows.

Contingencies

        From time to time, we are a defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. When we believe that it is probable that we will not prevail in a particular matter, we then estimate the amount of the liability based in part on advice of legal counsel. See Note 9F to our consolidated financial statements appearing elsewhere in this Annual Report and “Item 8A–Consolidated Financial Statements and Other Financial Information–Legal Proceedings” in relation to the class action filed against us in October 2004.

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

        In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, which expressed views of the SEC staff regarding the application of SFAS 123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as providing the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. In December 2007, the SEC published Staff Accounting Bulletin (“SAB”) No. 110, which amends SAB No. 107 by extending the usage of the Simplified Method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS 123R. SAB No. 110 was declared effective on January 1, 2008, and allows companies, which do not have sufficient historical experience, to provide a reasonable estimate to continue use of the Simplified Method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. Accordingly, we will continue to use the Simplified Method until there is sufficient historical experience to provide a reasonable estimate of expected term.

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

        The implementation of SFAS 123R resulted in an increase in our operating expenses during 2008, 2007 and 2006 in the amount of approximately $0.8 million, $1.1 million and $1 million, respectively. We expect to grant additional stock-based awards in future years which will result in additional share-based compensation expense.

Classification of Investments

        Long-term marketable securities consist of corporate bonds, ARS and U.S. government agencies’ debt securities. At the end of 2008, we classify our corporate bonds, ARS and U.S. government agencies’ debt securities as available-for-sale. Marketable securities available-for-sale are carried at fair value, held for an indefinite period of time and intended for use in meeting the ongoing liquidity needs. Fair value is determined based on observable market value quotes or, if market values are not available, using valuation models including assessments of counterparty credit worthiness, credit default risk, underlying security, type of collaterals, risk premium and overall capital market liquidity conditions. Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported, net of tax, as a component of accumulated other comprehensive income in stockholders’ equity. The cost of securities sold is based on the specific identification method.

        At the end of 2007, the Company classified its Corporate Bonds and U.S. Government Agencies debt securities as held-to-maturity and its Auction Rate Securities as available-for-sale. Held-to-maturity securities are those securities in which the we have the ability, and intent, to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. During 2008, due to market conditions at the time, we sold some held-to-maturity securities prior to maturity and must now classify our securities as available-for-sale.

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

        As of December 31, 2008, we had $8.5 million in cash and cash equivalents, compared to $5.7 million in cash and cash equivalents as of December 31, 2007. As of December 31, 2008, we had $1 million in short-term investments and $8.2 million in long-term marketable securities, compared to $5.7 million in short-term investments and $17.8 million in long-term marketable securities, as of December 31, 2007.

        Generally, we invest our excess cash in instruments that are liquid and generate yields, with conservative and low risk. As of December 31, 2008, we had $2.7 million of principal invested in ARS. We have a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. Our ARS were ranked as AAA and AA at the time of purchase, and there had been no change in their rating since that time, until the end of the first quarter of 2008 in which they experienced a rating downgrade. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, based on third-party indications, we recognized an impairment charge with respect to our ARS portfolio. As a result, in the year ended 2007, we recorded, an impairment charge of $1.6 million, which is considered “other than temporary”, and an unrealized loss of $178 thousand recorded in other comprehensive loss as a reduction of shareholders’ equity, which was considered a “temporary” impairment.

        In October 2008, several of the ARS held by us were redeemed at par-value at the amount of $1.7 million, resulting in a gain of $1.6 million. As of December 31, 2008, as a result of the market condition and the lack of liquidity continuation, we recorded an impairment charge of $1.8 million, which is considered “other than temporary”.

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

        Net Cash Provided by/Used in Operating Activities. Net cash used in our operating activities was approximately $8.7 million in 2008. Cash use in operations for 2008 was primarily attributable to (a) longer than expected sale cycles resulting in slower collection and increase in customer balances; (b) recovery gains in 2008 related to partial redemption of our ARS portfolio which was impaired in 2007, as described above, and (c) our net loss as described above under ” Item 5A–Operating Results–Comparison of 2008, 2007 and 2006–Net loss”. Net cash used in our operations for 2007 was approximately $6.7 million. Cash use in operations for 2007 was primarily attributable to (a) the repayments made during 2007 in respect to the OCS prior years funding in the amount of approximately $3 million; and (b) an increase in our net loss as described above under ” Item 5A–Operating Results–Comparison of 2008, 2007 and 2006–Net loss”. Net cash used in our operating activities was approximately $2.1 million in 2006. Cash use in operations for 2006 was primarily attributable to a longer collection cycle in the fourth quarter of 2006, which was reflected by a decrease in operating cash flow during the fourth quarter and which resulted in cash flow used in operating activities for 2006.

        From time to time, we enter into accounts receivable factoring agreements with unaffiliated financial institutions. During 2008, 2007 and 2006, we sold no trade account receivables. Our ability to sell such receivables, if any, to these financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the applicable institutions’ policies from time to time.

        Capital Expenditures. Our capital expenditures were $0.7 million in 2008, $0.4 million in 2007 and $0.6 million in 2006. Our capital expenditures in each of these periods related primarily to the purchase of testing and computer equipment and investment in back-office equipment. In addition, in 2008 we invested $1.5 million in the acquisition of Compwise’s assets. We expect our capital expenditures to decrease in 2009 due to the completion of implementation of new enterprise resource software platform during 2008. In addition, we invest in capital expenditures pursuant to the requirements applicable to us under our approved enterprise programs. As of December 31, 2008, no amounts remain to be invested in order to comply with our current approved program. This program was concluded and filed with the Investment Center during 2007. This program will provide us with tax benefits in the future; however, if we do not comply with applicable requirements of our approved programs, all current and future benefits from this program may be cancelled.

        Net Cash Used in/Provided by Financing Activities. Net cash used in our financing activities in 2008 was approximately $0.5 million. This was due to the repurchase of shares. Net cash provided by our financing activities in 2007 was approximately $1 million due to the issuance of our ordinary shares to employees upon the exercise of share options. Net cash used in our financing activities in 2006 was approximately $10.1 million. This was due to the repurchase of our shares partially offset by issuance of our ordinary shares to employees upon the exercise of share options.

        Bank Credit. In September 2002, we entered into an arrangement with an Israeli bank which supplies us with various credit facilities and/or banking services, such as bank guarantees to our customers to guarantee our contractual obligations to such customers. As of December 31, 2008, outstanding bank guarantees totaled approximately $1 million. In connection with this arrangement, we executed a negative pledge in favor of the bank, in which we undertook not to perform the following without the bank’s prior written consent:

—	mortgage, or undertake to mortgage, in any manner or form, any of our assets; or

—	sell assets (other than in the ordinary course of business) the value of which exceed $1 million in the aggregate.

        In addition, from time to time other banks make credit available to us in the form of bonds to secure our obligations to our customers or in connection with hedging transactions.

Impact of Related Party Transactions

        Prior to June 28, 2006, we accounted for transactions with ECI as “related party transactions” based on ECI’s holdings in our shares. On June 28, 2006, ECI distributed its remaining shares of ECtel as a dividend to its shareholders. As a result, ECI is no longer a shareholder of ECtel; however, ECI and ECtel may have been deemed related parties between December 31, 2006 and September 30, 2007, during which period IDB beneficially held between 31% and 38% of our outstanding shares, as well as approximately 40% of ECI’s outstanding shares. On September 30, 2007 all the shares of ECI were acquired by a group of investors and ECI became a private company. Therefore ECI and ECtel are no longer deemed to be related parties. In our ordinary course of business, we have entered into a few agreements with ECI which are material to our operations:

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

        Supply Agreement. In February 2004, we executed a supply agreement with ECI, which replaced an earlier supply agreement entered into in October 1999. Under the terms of the supply agreement, ECI supplies us with the components (so-called “modules”) for use in our products. We agreed on the prices for these modules after negotiations with ECI. In accordance with its right under the Supply Agreement, ECI stopped manufacturing some of these components as of August 2006. Accordingly, we contracted with an alternate supplier for the manufacture of these components. While ECI currently permits our supplier to use its technology required for production of these components, we cannot assure that such permission will not be withheld by ECI in the future. To the extent ECI will withhold its permission, it has an obligation to supply these components to us under a components supply agreement executed between our Company and ECI in February 2004, which agreement has an initial period of seven years.

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

        Our manufacturing facilities in Rosh Ha’ayin have been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2018 to a reduced tax rate of a maximum of 25%. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. Based on our information as to share ownership as at December 31, 2008, our effective tax rate for 2008 applicable to our taxable income derived from approved enterprises would be between 0% to 25%. In light of our carry forward losses, we are currently not in a taxable position. However, according to the Law for the Encouragement of Capital Investments, prior to its amendment in 2005 (see “Item 10E–Taxation–Israeli Taxation–Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959”), the tax benefits of the law require us to invest in qualifying assets. To the extent that we invest in non-qualifying assets, we would not be entitled to the tax benefits under the law for a portion of our taxable income reflecting the ratio of our qualifying to non-qualifying assets, for those programs which are subject to the old provisions of the law.

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

        Most of our sales are denominated in dollars or are dollar linked. However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours which consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. For example, during 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. Similarly, throughout the course of 2008, the average exchange rate between the U.S. dollar and the NIS reflected, relative to the start of 2008, a further devaluation of the U.S. dollar by almost seven percent relative to the NIS. As a result of this differential, we have experienced increases in the costs of our operations.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate	Israeli Devaluation (appreciation) Rate	Israel Inflation Adjusted for Devaluation

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

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

Market Risk

        For information on our market risk, see “Item 11–Quantitative and Qualitative Disclosures About Market Risk.”

C.	Research and Development, Patents and Licenses

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market. Our research and development expenses, net were $4.5 million in 2008, $4.8 million in 2007 and $4.3 million in 2006. As of March 31, 2009, 27 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future.

Grants from the Office of the Chief Scientist

        We received grants under several programs from the OCS, until the end of 2006. From time to time we may decide to apply for new programs.

        We recorded grant participations from the OCS totaling $0.2 million in 2006. Pursuant to the terms of these grants we are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2008, our contingent liability to the OCS for remaining programs, after repayment of some of the programs as mentioned above, in respect of grants received was approximately $0.4 million.

        In April 2006, we repaid to the OCS an amount of $0.4 million, which represents the entire obligation of Telesoft, in connection with grants received by Telesoft in prior years.

        During the fourth quarter of 2006, we committed to repay in full all the grants related to programs connected to our FraudView® solution. Pursuant to an agreement entered into with the OCS, the OCS agreed to conclude its participation in the OCS sponsored research and development programs relating to FraudView. As part of this agreement, we have fully repaid during 2007 to the OCS approximately $3 million, which includes interest accrued on the outstanding balance of the royalties. Such royalties are presented in our cost of revenues, see also Note 9B of our consolidated financial statements.

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

        The recession in the U.S. and global markets is affecting the global economy, causing uncertainty in the telecommunications market, and may result in further decreases in capital investments by telecommunication service providers. The decline in capital expenditures has had, and may in the future have, a negative impact on our sales and may adversely affect the pricing of our products. Furthermore, we may need to adjust our business and financial models to the possible lower levels of capital expenditures of our customers, which may have negative affect on our revenues.

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

        Currently, the demand for revenue assurance and fraud prevention technologies looks stable, especially in large telecom providers. We expect the demand for revenue assurance and fraud prevention technologies to remain stable in the near future. In addition, despite market expectations for a decrease in capital investments by telecommunication service providers, in the first quarter of 2009 we experienced growing demand for our products, which we believe is a result of our customers’ need to preserve revenues. However, internal processes at our prospective customers and resellers as well as competition, may affect our ability to close deals and maintain profitability at current levels. In addition, the above factors may cause fluctuations in our quarterly and annual results of operations. For example, in the fourth quarter of 2008, we announced that revenues for the fourth quarter, and subsequently the full year, were lower than initially anticipated primarily due to three factors, one of which was the longer and deeper impact of the global macroeconomic crisis on the Company’s activities reflected in a lengthening in sale cycles.

        Recently we have received an increased amount of requests from our customers for longer payment terms than those which we currently offer and for alternative payment models, such as revenue sharing based compensation proposals. These payment cycles and alternative payment models may adversely affect the cash resources available to operate and expand our business. Furthermore, the global recession has impacted a number of our customers resulting in payment collection issues with respect to some customers in the first quarter of 2009. While we believe that payment will be received from these customers during this year, and are working closely with our customers to help them navigate their liquidity issues, we cannot provide assurance that these payments will be made.

        The exchange rate between the U.S. dollar and the NIS fluctuated significantly in 2008, resulting in a significant increase in the U.S. dollar cost of our operating expenses. The fluctuation of the exchange rate between the U.S. dollar and the NIS has continued in 2009, with a slightly stronger dollar in the beginning of 2009, compared to 2008. Although we have operations throughout the world, the majority of our revenue and operating expenses are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar may have a negative effect on our results of operations and financial condition. For further information regarding the effect of fluctuations in exchange rates between NIS and the U.S. dollar on our results of operations and financial condition, see “Item 5–Operating and Financial Review and Prospects.”

E.	Off-Balance Sheet Arrangements

        In the ordinary course of business, we have various commercial commitments that amounted, at December 31, 2008, in the aggregate to approximately $1 million. These consist of primarily performance bonds and other bonds and guarantees, such as tender guarantees.

        We do not believe that these commitments have or are reasonably likely to have a current or future effect on our financial condition.

F.	Tabular Disclosure of Contractual Obligations

        The following table sets forth, as of December 31, 2008, our known contractual obligations by type of obligation and for the periods indicated:

	Payments due by period (in thousands of U.S. dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations
(vehicles and facilities)	3,767	1,347	2,420	-
Liability for employee severance
benefits	2,823	805			2,018

Total	6,590	2,152	2,420	-	2,018

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

        The following table sets forth information with respect to our directors and senior managers:

Name	Age	Position

Itzik Weinstein	50	President and Chief Executive Officer
Michael Neumann	45	Senior Vice President and Chief Financial Officer
Benny Yehezkel	42	Executive Vice President, Worldwide Marketing and Sales
Gonen Roditti	50	Vice President, Professional Services and Operations
Michael Bar Joseph	51	Vice President, Research and Development
Liat Inbar-Arad	43	Vice President, Human Resources

Yair Cohen (1)	54	Chairman of the Board
Ra'anan Cohen	41	Director
Sami Totah (1) (2) (3)	51	Director
Rami Entin (2) (3)	57	Director
Mali Baron (1) (2) (3)	61	Director

(1) Member of the compensation committee

(2) Member of the audit committee

(3) Member of the investment committee

        Itzik Weinstein has served as our President and Chief Executive Officer since May 1, 2007. Previously, he served as our Executive Vice President for Professional Services and Operations since July 2004. Prior to this position, he was Vice President Customer Services and Product Management at VocalTec Ltd., a VoIP company, since the year 2000. Prior to that, Mr. Weinstein served as Engineering Site Manager at NetManage Ltd., a major ISP in Israel, since 1999, and Software Engineering Manager of KLA-Tencor Corporation’s optical metrology division since the year 1995. Mr. Weinstein holds an MBA from the Kellogg-Recanati Executive MBA Program of Tel Aviv University and a B.Sc. in Computer Engineering from the Technion – Israeli Institute of Technology.

        Michael Neumann has served as our Senior Vice President and Chief Financial Officer since July 2007. Previously, Mr. Neumann worked for 12 years at Cellcom Israel Ltd., a major telecommunications company in Israel, where he served as Vice President Economics and Control and interim Chief Financial Officer, among other managerial positions. Prior to that, Mr. Neumann was Finance Manager at Fibronics Ltd., a manufacturer of fiber optic communication networks, where he was responsible for the company’s worldwide financial activities. Mr. Neumann holds a B.Sc. in Economics and Management from the Technion – Israeli Institute of Technology.

        Benny Yehezkel has served as our Executive Vice President of Worldwide Sales since September 2006. In late 2007 he also assumed the role of Executive Vice President of Worldwide Marketing. He joined us as the Senior Vice President of Telesoft following our December 2005 acquisition of Telesoft, where he had served as CEO since November 2002. Prior to Telesoft, Mr. Yehezkel served in various executive positions in the Elron Electronic Industries Group, including Vice President of Business Development of Elbit Ltd., and Chief Executive Officer of Dealigence Inc. Previously, Mr. Yehezkel was the Chief Executive Officer of Sintec Call Centers (SCC). Mr. Yehezkel holds an MBA from Tel Aviv University and a B.Sc. in Computer Science from the Technion – Israeli Institute of Technology.

        Gonen Roditti was appointed as our Vice President Global Professional Services in March 2009. Prior to joining ECtel, Mr. Roditti worked at Migdal Capital Markets where he served as CIO. Prior to that Mr. Roditti worked for 15 years at Amdocs where he served in various executive positions, including Vice President Delivery, responsible for delivery aspects of customer care and billing software systems to global telecommunications accounts in Europe. Mr. Roditti has a B.A in Political Science from the University of Tel Aviv.

        Michael Bar-Joseph joined us in January 2008 as Vice President of Research and Development. Prior to that, Mr. Bar-Joseph served as General Manager of Skyrider’s center in Israel, where he led and managed many innovative developments in the P2P arena. Prior to Skyrider, he was Executive Vice President of Research and Development at Red Bend Software, a leading provider of over-the-air software updates for mobile devices, successfully installed in Nokia, Sony Ericsson and other major enterprises. Previously, Mr. Bar-Joseph was the General Manager of Tundo Communication and Telephony Ltd., where he managed the R&D and engineering efforts for the company’s IP telephony system. Prior to that, Mr. Bar-Joseph led an engineering team at RAD Data Communications, where he was responsible for designing and delivering the company’s key products. He also was senior software engineer at Advanced Technology Ltd., and software engineer at Israel Aircraft Industries. Mr. Bar-Joseph received his B.Sc. in Aeronautical Engineering from the Technion –Israeli Institute of Technology, with honors.

        Liat Inbar-Arad has served as our Vice President of Human Resources and a member of our executive management team since October 2007. Previously, Ms. Inbar-Arad served as Vice President Human Resources in Finjan Software. Prior to that, Ms. Inbar-Arad was the organizational development and training manager of Orbotech Ltd., an optical inspection systems manufacturer. She also served as training development manager at ECI Telecom. Prior to that, Ms. Inbar-Arad held various lecture and research positions at the Open University and Tel Aviv University. Ms. Inbar-Arad holds an M.A. in Labor Studies and a B.A. in Humanities from Tel Aviv University, with honors.

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

        Ra’anan Cohen has served as one of our directors since July 2007. Mr. Cohen was appointed Chief Executive Officer of Koor in July 2006. Mr. Cohen served as President and Chief Executive Officer of Scailex Corporation Ltd. (formerly Scitex) from 2004 to July 2006. He also serves as Vice President of Discount Investment Corporation Ltd. (“DIC”), Koor’s controlling shareholder, since August 2001 and previously served as Executive Assistant to the Chief Executive Officer of DIC from 1999. Prior to joining DIC, Mr. Cohen was an associate with McKinsey & Company, Inc. in London, beginning in 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar. Mr. Cohen is a member of the board of directors of a number of companies in the IDB group, including Makhteshim Agan Industries Ltd. and Cellcom Israel Ltd. Mr. Cohen holds a B.A. degree in Law and in Economics from Tel Aviv University and an M.A. in management from J.L. Kellogg Graduate School of Management at Northwestern University, United States.

        Sami Totah has served as one of our external directors since September 2006. Mr. Totah has served as chairman of the board of directors of several Israeli start-up companies since 2003, including Red Bend and Flash Networks. From 1984 until 2002, Mr. Totah served in various positions at Amdocs, including the position of Chief Operations Officer. Mr. Totah is a practical software engineer and participated in professional courses over the years, including courses of the Executive MBA program of the Hebrew University Business School.

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

        Mali Baron has served as our external director since July 2007. From 1997 until 2006, Ms. Baron served as Senior Assistant General Manager, Head of Branches and Mortgages Division of Mercantile Discount Bank. From 1990 until 1996, she held various positions with United Mizrahi Bank, including the Director of the Business Credit Division, General Manager of Bank Mizrahi for Industry, Director of B.N.S. Leasing Company of Bank Mizrahi and Director of the Economic Division of the bank. From 1988 to 1989, Ms. Baron served as the Head Economist and Director of Human Resources for the General Bank. From 1986 to 1987, she served as an economic consultant for the First International Bank. From 1975 to 1985, Ms. Baron worked in the Budget Department of the Ministry of Finance and served as its Deputy Director from 1982-1985. Ms. Baron serves as an External Director of Bank Hapoalim Ltd. and as member of the Investment Committee of the Phoenix Insurance Company Ltd. She holds a B.A. in Economics and Developing Countries from Tel Aviv University and an MBA in Business Administration from Hebrew University. Ms. Baron has also completed course work toward a Masters in Economics.

        There are no family relationships between any directors or senior managers.

B.	Compensation

        The aggregate direct remuneration paid during 2008 to executive officers and directors as a group (15 persons), as well as remuneration paid to former executives in connection with their services during 2008 and payments made in connection with their termination, was approximately $2.5 million (including bonuses and deposits to pension funds). This does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, we recorded an amount of $0.6 million of share-based compensation expenses, in accordance with SFAS 123R, which relate to our executive officers and directors.

        Our board of directors granted options to executive officers and directors to purchase an aggregate of 410,000 ordinary shares, at an exercise price of $2.59 per share, during 2008. The exercise price was equal to the fair market value of our ordinary shares on the date of grant. The vesting of these options is spread over various periods commencing on various dates from April 2008 and ending February 2012, unless terminated sooner, in accordance with their terms. All of the options that were granted expire after the lapse of six or ten years from the date of grant, unless terminated sooner in accordance with their terms.

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

        The terms of office of our directors, Yair Cohen, Rami Entin and Ra’anan Cohen, expire at our 2009 annual general meeting. The terms of office of our outside directors, Mr. Totah and Ms. Baron, expire in September 2009 and July 2010, respectively.

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

Independent Directors

        Nasdaq Marketplace Rules require that the board of directors of a Nasdaq-listed company have a majority of independent directors, each of whom satisfies the “independence” requirements of Nasdaq, and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of Nasdaq and the SEC. Our board of directors has determined that each of Rami Entin, Mali Baron and Sami Totah qualifies as an independent director under the requirements of the SEC and Nasdaq, thereby constituting both a majority of our entire board and the entire composition of our audit committee.

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

Other Board Committees

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

        The members of our compensation committee are Messrs. Yair Cohen and Sami Totah, and Ms. Mali Baron. Our board of directors has determined that each of Mr. Totah and Ms. Baron is “independent”, as defined under the Nasdaq Marketplace Rules.  While Mr. Cohen is not  " independent ” under the Nasdaq Marketplace Rules,  we  have elected to follow home country practice in lieu of  compliance with the NASDAQ requirement for an entirely independent compensation committee, and Mr. Cohen can therefore serve on our compensation committee notwithstanding this NASDAQ requirement.

        The members of our investment committee are Messrs. Rami Entin and Sami Totah, and Ms. Mali Baron.

Internal Auditor

        Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, nor a member or representative of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Our internal auditor is Mr. Moshe Cohen, of Chaikin, Cohen, Rubin & Gilboa, an Israeli auditing firm.

D.	Employees

        The following table describes the number of our employees and subcontractors as of March 31, 2009 and December 31 of each of the indicated years:

	March 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006

Approximate numbers of employees by geographic location:

Israel	102	131	130	135
United States	12	11	12	10
Europe and elsewhere	47	56	27	25

Total workforce	161	198	169	170

Approximate numbers of employees by category of activity:

Management and administration	26	30	27	23
Research and development	27	37	36	36
Professional services and operations	83	101	78	83
Sales and marketing	25	30	28	28

Total workforce	161	198	169	170

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

Security Ownership of Our Directors and Executive Officers

        Other than Ra’anan Cohen, as of March 31, 2009, none of our directors or executive officers beneficially owned shares, including options to acquire our ordinary shares that are vested or vest within 60 days, which represent more than 1% of our outstanding ordinary shares. Mr. Ra’anan Cohen, in the capacity of his position as Chief Executive Officer of Koor Industries Ltd., may be deemed to beneficially own the 3,498,836 shares of our company owned by Koor. All our officers and directors listed in Item 6A above, but excluding Ra’anan Cohen, have been granted options to acquire our ordinary shares. As of March 31, 2009, they held, as a group, 36,387 of our ordinary shares and options to purchase an additional 1,670,434 ordinary shares. The following table sets forth detailed information about the options granted to our executive officers and directors, for the periods indicated:

Grant date	Exercise price	Granted amount	Cancelled amount	Vested options	Non-vested options	Options which were exercised

2003	$4.67	40,000	-	40,000	-	-
2004	$2.63-3.14	917,308	66,872	856,058	-	662,502
2005	$3.64-4.97	295,000	175,000	195,000	-	-
2006	$4.47-4.86	810,000	427,500	260,207	122,293	-
2007	$3.28-3.49	620,000	100,000	239,578	330,422	-
2008	$2.59	410,000	-	225,000	185,000

Total		3,092,308	769,372	1,815,843	637,715	662,502

All of the above listed options expire after the lapse of periods of six or ten years from the date of grant, unless terminated sooner in accordance with their terms.

Options to Purchase Our Ordinary Shares

        In 1998, our board of directors adopted a share option plan for our employees. In 1999, our board of directors adopted a share option plan for our non-employee directors. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, were determined by our board of directors.

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

        In September 2004, our shareholders resolved to increase the number of ordinary shares underlying our 2003 Share Option Plan from 200,000 ordinary shares to 1,700,000 ordinary shares and to decrease the number of ordinary shares underlying our other share option plans (other than the 2003 U.S. Stock Option Plan) by an aggregate of (i) 490,266 ordinary shares as of the date of said resolution and (ii) 437,933 ordinary shares underlying the then outstanding options, which were scheduled to expire within 30 days following the date of said resolution.

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

        As of March 31, 2009, options to purchase a total of 2,150,605 of our ordinary shares were outstanding. During 2008, no options to purchase ordinary shares granted under the plans had been exercised and 410,000 options had been granted at an exercise price of $2.59 per share.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table shows the number of our ordinary shares beneficially owned by the only shareholders known to us as of March 31, 2009 to beneficially own 5% or more of our outstanding ordinary shares. As of that date, 16,281,898 of our ordinary shares were issued and outstanding. In accordance with the rules of the SEC, the number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days, but excludes both (i) the shares underlying any other options or warrants held by such person and (ii) shares underlying any options or warrants held by any other person (even if exercisable by such other persons within 60 days). None of our shareholders, including our major shareholders have special voting rights.

	Shares Beneficially Owned
Name	Number	Percentage

IDB Holding Corporation Ltd. and its subsidiaries (1)	6,284,955	38.6%
Diker GP, LLC (2)	2,920,731	17.94%
Skiritai Capital LLC (3)	883,599	5.43%

(1) Based upon notifications from IDB Holding Corporation Ltd. (“IDBH”), Koor Industries Ltd (“Koor”) and Clal Industries and Investments Ltd. (“Clal”) sent to us on April 7, 2009 and March 3, 2009, respectively. This number of shares includes: (a) 3,498,836 of our ordinary shares held by Koor which is an Israeli corporation. Koor’s ordinary shares are traded on the Tel Aviv Stock Exchange (the “TASE”); (b) 2,767,153 of our ordinary shares held directly by Clal Electronics Industries Ltd. (“CEI”), which is a wholly-owned subsidiary of Clal. CEI and Clal are Israeli corporations. Clal’s shares are traded on TASE; (c) 9,483 of our ordinary shares held directly by IDB Development Corporation Ltd. (“IDBD”); and (d) 9,483 of our ordinary shares held by Badal Securities Ltd. (“Badal”), a wholly-owned subsidiary of IDBH. Badal and IDBH are Israeli corporations. IDBH’s shares are traded on TASE.

Approximately 62.66% of Koor’s ordinary shares are held by Discount Investment Corporation Ltd. (“DIC”), and approximately 13.35% of Koor’s ordinary shares are held directly by IDBD. DIC is an Israeli corporation whose shares are traded on TASE. Clal and DIC are controlled by IDBD. IDBD is controlled by IDBH.

IDBH is controlled as follows: (a) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDBH; (b) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (c) Avraham Livnat Ltd (“Livnat”), a private Israeli company controlled by Avraham Livnat, holds directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (d) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor holds, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDBH.

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

(2) Based upon a Form 4 filed with the SEC on March 6, 2009. As the sole general partner of the Diker Funds (Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd.), Diker GP, LLC, a Delaware limited liability company (“Diker GP”), has the power to vote and dispose of the ordinary shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management, LLC, a Delaware limited liability company (“Diker Management”), serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP and Diker Management.

(3) Based upon a Schedule 13G filed with the SEC on January 13, 2009. Following are the entities on behalf of which the aforementioned Schedule 13G was filed: The Leonidas Opportunity Fund L.P. and Leonidas Opportunity Offshore Fund Ltd., both formed to engage in the business of acquiring, holding and disposing of investments in various companies. The present principal business of SKIRITAI Capital LLC is serving as the General Partner of the Leonidas Opportunity Fund L.P. and the Investment Manager of the Leonidas Opportunity Offshore Fund Ltd. Russell R. Silvestri and Lyron L. Bentovim are Managing Directors of SKIRITAI Capital LLC.

        Pursuant to a Schedule 13G filed with the SEC on March 2, 2009 by Potomac Capital Management LLC (“Potomac”), the number of shares beneficially owned by Potomac as of March 2, 2009 is 310,032. As a result, Potomac is no longer considered a major shareholder of ECtel.

Record Holders

        As of March 31, 2009, there were 305 holders of record of our ordinary shares. 227 record holders, holding 6,688,161 shares, or approximately 24.91%, of our outstanding ordinary shares, were located in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

        There is currently no trading market for our ordinary shares outside of the United States.

        We are unaware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

        Registration Rights Agreement with members of the IDB Group

        In April 2008, we entered into a Registration Rights Agreement with our two largest shareholders: (a) Koor Industries Ltd. and (b) Clal Electronics Industries Ltd., a wholly-owned subsidiary of Clal Industries and Investments Ltd., both of which are members of the IDB Group, and their affiliates IDB Development Corporation Ltd. and Badal Securities Ltd. Koor Industries Ltd., Clal Electronics Industries Ltd., IDB Development Corporation Ltd. and Badal Securities Ltd are referred to as “Holders” in this section. For additional information regarding our major shareholders, please refer to “Item 7A–Major Shareholders.” Pursuant to this Registration Rights Agreement, we granted to the Holders registration rights in connection with sales, from time to time, of our ordinary shares held by such Holders. As required by the Israeli Companies Law, this agreement was approved by our audit committee, board of directors and a special majority of our shareholders. Under this agreement, the Holders are entitled to demand and piggyback registration rights. The first of such demand registrations must be for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the United States Securities Act registering the resale from time to time by the Holders (commonly known as a “shelf” registration), and the second demand registration may only be effected not less than 2 years after the effective date of the shelf registration. In addition, if we propose to register for public sale any of our ordinary shares under the Securities Act, the Holders would be entitled to request that we include some of their ordinary shares in such registration (commonly known as “piggyback” registration rights). The Registration Rights Agreement has a term of five years unless terminated earlier upon the percentage holdings of the Holders falling below a specified threshold.

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

        The Company filed a motion to dismiss the class action complaint. At a hearing on this motion held on July 17, 2006, the court granted our motion to dismiss the class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the class action complaint. We responded by requesting that the court deny the motion to amend. On March 6, 2007, the court denied the plaintiff’s motion to further amend the class action. Plaintiff filed an appeal of the district court’s orders with the United States Court of Appeals for the Fourth Circuit. After briefing in the Fourth Circuit but before oral argument or any decision thereon, the parties reached an agreement in principle to resolve the litigation. The parties have executed a stipulation of settlement documenting their agreement. The District Court of Maryland held its hearing on preliminary approval of stipulation of settlement and granted preliminary approval.  The hearing on the final approval of stipulation of settlement has been scheduled for July 27, 2009.

Dividend Policy

        We did not pay any cash dividends during 2008, and we do not expect paying any in the foreseeable future.

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

        Revenue for the first quarter of 2009 totaled $3.4 million, compared to $6.5 million in the first quarter of 2008. Operating loss for the first quarter of 2009 totaled $1.8 million, compared to operating losses of $2 million in the first quarter of 2008 and $3.2 million in the fourth quarter of 2008.

        Net loss for the first quarter of 2009 totaled $1.6 million or 10 cents per share compared to $1.3 million dollar or 8 cents per share in the first quarter of 2008. Net loss for the fourth quarter of 2008 totaled $3.4 million or 21 cents per share.

        Cash, cash equivalents and marketable bonds and securities as of March 31, 2009 were $14.8 million compared to $17.6 million as of December 31, 2008.

        For additional information regarding significant change in our financial position since December 31, 2008 see “Item 5A–Operating Results–Overview.”

        Since the date of our consolidated financial statements included in this annual report, there has not been a significant change in our Company other than as described in this Item 8B.

Item 9. The Offer and Listing

A.	Offer and Listing Details

        Our ordinary shares have been quoted on the Nasdaq Global Market under the symbol “ECTX” since October 26, 1999. The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the Nasdaq Global Market (in U.S. dollars):

	High	Low

Calendar Year:
2004	5.49	2.11
2005	5.35	3.34
2006	5.75	4.00
2007	5.30	2.81
2008	2.84	0.58

Calendar Quarter:

2007:
First Quarter	5.30	4.40
Second Quarter	4.65	3.04
Third Quarter	3.66	2.93
Fourth Quarter	3.42	2.81

2008:
First Quarter	2.84	2.14
Second Quarter	2.52	1.90
Third Quarter	1.99	1.19
Fourth Quarter	1.36	0.58

2009:
First Quarter	0.63	0.25

Calendar Month

November 2008	1.09	0.62
December 2008	0.84	0.58
January 2009	0.63	0.45
February 2009	0.56	0.32
March 2009	0.58	0.25
April 2009	0.53	0.35

B.	Plan of Distribution

        Not Applicable.

C.	Markets

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol ECTX.

D.	Selling Shareholders

        Not Applicable.

E.	Dilution

        Not Applicable.

F.	Expenses of the Issue

        Not Applicable.

Item 10. Additional Information

A.	Share Capital

        Not Applicable.

B.	Memorandum and Articles of Association

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

        Pursuant to the asset purchase agreement, we acquired substantially all the assets of Compwise for approximately $1.5 million in cash. The transferred assets included mainly intellectual property and goodwill associated therewith, contracts with customers, accounts receivable, backlog contracts and third-party software licenses. The assumed liabilities included support and maintenance obligations arising under Compwise’s contracts with its customers. In addition, upon consummation of the transaction, we hired five employees of Compwise.

        Following consummation of the transaction, Compwise is to take all required actions in order to effect voluntary liquidation.

        Compwise and certain of its employees and shareholders undertook certain non-compete, non-solicitation and confidentiality commitments towards ECtel.

Registration Rights Agreement

        Our former shareholder, ECI Telecom Ltd. (“ECI”), had registration rights pursuant to an agreement entered into in 2002 for our ordinary shares owned by it, pursuant to which ECI was entitled to five demand registrations and unlimited piggyback registrations. Prior to May 10, 2004, ECI held of record 10,490,325, or approximately 57.9%, of our outstanding shares at that time. Over the course of 2004 and 2006 ECI distributed all those shares to its shareholders, including the “Holders”, as defined below. While pursuant to its registration rights agreement with us ECI had the right to assign its registration rights thereunder to its transferees, it did not do so.

        Therefore, in April 2008, we entered into a Registration Rights Agreement with our two largest shareholders, Koor Industries Ltd. and Clal Electronics Industries Ltd., a wholly-owned subsidiary of Clal Industries and Investments Ltd., both members of the IDB Group, and their affiliates IDB Development Corporation Ltd. and Badal Securities Ltd. Jointly referred to herein as “Holders” will be Koor Industries Ltd.; Clal Electronics Industries Ltd.; IDB Development Corporation Ltd. and Badal Securities Ltd. For additional information regarding our major shareholders, please refer to “Item 7A–Major Shareholders.” Pursuant to this Registration Rights Agreement we granted to the Holders rights in connection with sales, from time to time, of our ordinary shares held by such Holders. As required by the Israeli Companies Law, the agreement was approved by our audit committee, board of directors and a special majority of our shareholders. Under this agreement, the Holders are entitled to demand and piggyback registration rights. The first of such demand registrations must be for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the United States Securities Act registering the resale from time to time by the Holders (commonly known as a “shelf” registration) and the second demand registration may only be effected not less than 2 years after the effective date of the shelf registration. In addition, if we propose to register for public sale any of our ordinary shares under the Securities Act, the Holders would be entitled to request that we include some of their ordinary shares in such registration (commonly known as “piggyback” registration rights). The Registration Rights Agreement has a term of five years unless terminated earlier upon the percentage holdings of the Holders falling below a specified threshold.

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

        This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares.

        If a partnership (or any other entity treated as a partnership for U.S. Federal income tax purposes) holds our ordinary shares, the treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

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

        U.S. holders of our ordinary shares are urged to consult their own tax advisors with respect to the specific tax consequences of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws to their particular circumstances.

Taxation of Dividends Paid on Ordinary Shares if we are not a Passive Foreign Investment Company

        If we are not classified as a passive foreign investment company, or PFIC, (see discussion below regarding our PFIC status) under “Tax Consequences if We are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in our ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

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

        U.S. holders will have the option of claiming the amount of any non-U.S. income taxes withheld on dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, amongst others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. Distributions of our current or accumulated earnings and profits will generally be foreign source passive income for U.S. foreign tax credit purposes.

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

        If we are classified as a PFIC, the rules described above would generally only apply to distributions that were not “excess distributions” received by a U.S. holder who does not make a QEF or mark-to market election (both described below).

Taxation of the Disposition of Ordinary Shares if we are not a Passive Foreign Investment Company

        If we are not classified as a PFIC, (see discussion below regarding our PFIC status under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in such ordinary shares, which is usually the cost to the U.S. holder of such ordinary shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and may be subject to a reduced rate of taxation for individuals (long-term capital gains are currently taxable at a maximum rate of 15% for taxable year beginning in or before December 31, 2010). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

        A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which may generally be U.S. source ordinary income or loss.

Tax Consequences if we are a Passive Foreign Investment Company

        There is a substantial risk that we are a PFIC for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and could cause a reduction in the value of our ordinary shares.

        For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year if (after taking into account certain look-through rules with respect to the income and assets of our corporate subsidiaries) either (i) 75% or more of our gross income in a taxable year is passive income, or (ii) at least 50% of the average value of all of our assets for a taxable year (determined on a quarterly basis) produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the United States Internal Revenue Service (“IRS”) or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, though other valuations methods may be available for these purposes.

        If we are a PFIC, each U.S. holder will (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain “excess distributions” with respect to our ordinary shares as if such income had been recognized ratably over the U.S. holder’s holding period for the ordinary shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares from a decedent (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value on the date of death and, instead, would generally have a tax basis in such ordinary shares equal to the lower of the decedent’s basis or the fair market value of such shares on the date of the decedent’s death. We will generally be treated as a PFIC with respect to any U.S. holder if we are a classified as a PFIC for any taxable year during the U.S. holder’s holding period for our ordinary shares. However, if we cease to satisfy the requirements for PFIC classification in any taxable year, a U.S. holder may avoid the consequences of our PFIC classification for subsequent taxable years by making a “purging” election to recognize gain based on the U.S. holder’s unrealized appreciation in our ordinary shares through the close of the last taxable year in which we are a PFIC. Any gain recognized would be subject to the excess distribution rules described immediately above.

        As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (“QEF”); provided that we supply certain information to the U.S. holder. If a U.S. holder makes a QEF election, the U.S. holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earning as ordinary income and its pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any income inclusion will be required whether or not such U.S. holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules and elections (e.g., “purging” election) may apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. A U.S. holder may not make a QEF election with respect to warrants. A U.S. holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect beginning with the first taxable year in which we are a PFIC during the U.S. holder’s holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be a capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares for more than one year at the time of the disposition. The QEF election must be made on or before the due date of the U.S holder’s federal tax return for the taxable year for which the election is made. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

        Although a U.S. holder normally is not permitted to make a retroactive QEF election for a foreign corporation, a retroactive election may generally be made for a taxable year of the U.S. holder (the “retroactive election year”) if the U.S. holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation with its tax return for the retroactive election year, in which the U.S. holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC related taxes) for all taxable years of the U.S. holder to which the protective statement applies. Certain “qualified shareholders” may be exempt from satisfying the reasonable belief requirement or filing a protective statement in certain circumstances.

        As an alternative to making a QEF election, a U.S. holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for the ordinary shares. Special rules will apply if a U.S. holder makes the mark-to-market election after the first taxable year in a U.S. holder’s holding period in which we are a PFIC. In addition, under current law, a mark-to-market election cannot be made for warrants. As a result of such election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares, in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the NASDAQ Global Market. Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

        The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, and the future price of our ordinary shares, which are all relevant to the determination of whether we are classified as a PFIC for a taxable year. Accordingly, there can be no assurances that we will not be classified as a PFIC in 2009 or in subsequent taxable years.

        An entity in which we own or acquire an interest (directly or indirectly) that is classified as a corporation for U.S. federal income tax purposes may be a treated as a PFIC. A U.S. holder may be able to make separate QEF elections for such entities, provided that such entities provide certain information to the U.S. holder. If a QEF election is not made with respect to such entities that are PFICs, then the general PFIC rules described above will apply to direct and indirect dispositions of (including a U.S. holder’s disposition of our ordinary shares), and excess distributions by, such entities. In addition, a mark-to-market election made with respect to us would generally not be applicable to subsidiaries or other entities which we own or acquire (directly or indirectly) that are PFICs.

        All U.S. Holders are urged to consult their own tax advisers about the PFIC rules and specifically about the advisability, procedures and timing of making any of the available tax elections, including the QEF or mark-to-market elections.

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

        Non-U.S. holders generally are not subject to information reporting or back up withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares, provided that the non-U.S. holder provides taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

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

        The Investments Law was amended in 2005 as further described below. The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

        A major portion of our production facilities have been granted the status of approved enterprises. Income arising from our approved enterprises facilities is tax-free under the alternative package of benefits described above for the period in which such alternative package is in effect and thereafter, entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprises facilities. Subject to compliance with applicable requirements, the benefits for most of our production facilities in Israel will continue throughout the duration as stipulated in the Investment Law. Our current investments in development facilities are made under new approvals. If we fail for any reason to meet the conditions of the approved revised investment program, our future tax benefits under the Law for the Encouragement of Capital Investments may be materially reduced. In light of our carry forward losses, we are currently not in a taxable position.

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

        The reform primarily included the following provisions:

■	Companies that meet the criteria of the “Alternate Path” will receive its benefits without need for prior approval. In addition, such companies will not be required to file reports with the Investment Center. Such companies will be able to request to obtain pre-rulings.

■	Tax benefits of the Alternate Path include lower tax rates or exemptions, depending upon the field in which a company engages and the “path” chosen, as well as lower tax rates on dividends and accelerated depreciation.

■	In order to receive benefits within the framework of the Grant Path, under which a company may elect to receive certain grants instead of being eligible for tax reductions or exemptions, or the Alternate Path, the Industrial Enterprise must be deemed to contribute to the “economic independence” of the State of Israel’s economy in one of the following manners:

(i)	its primary activity involves the biotechnology or nanotechnology fields and pre-approval is received from the head of research and development at the OCS;

(ii)	its revenue derived from activity within a certain market does not exceed 75% of its total revenues in such year;

(iii)	25% or more of its revenues are derived from a certain market of at least 12 million residents.

■	Upon the establishment of an approved enterprise, an investment, within three years, of at least NIS 300,000 in production machinery and equipment within is required.

■	In order to be eligible for increased tax benefits under an expansion of the Industrial Enterprise, a company is required to invest, within three years of the expansion of a benefited enterprise, the greater of NIS 300,000 in production machinery and equipment or a certain percentage of its existing production machinery and equipment as follows:

Production assets	% of required investment	Required investment

Up to NIS 140 million	12%	Up to NIS 16.8 million
From NIS 140 - 500 million	7%	From NIS 16.8 - 42 million
Over NIS 500 million	5%	From NIS 42 million

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

Further, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carry forwards will no longer be linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after this date. Finally, due to the Company’s adoption of US dollar regulations in 2008 , the Inflationary Adjustments Law will no longer be applicable.

Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986

        Commencing in taxable year 2007, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2007, results for tax purposes are measured in terms of earnings in U.S. dollars.

Capital Gains Tax

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on NASDAQ or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv)the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether or not listed on a stock market, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the twelve-month period preceding such sale, that is, such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided, however, that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Inflationary Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

         In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended, generally referred to as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (a) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions, or (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

        Generally, we invest our excess cash in instruments that are liquid and generate yields, with conservative and low risk. As of December 31, 2008, we had $2.7 million of principal invested in ARS. We have a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. Our ARS were ranked as AAA and AA at the time of purchase, and there had been no change in their rating since that time, until the end of the first quarter of 2008 in which they experienced a rating downgrade. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, based on third-party indications, we recognized an impairment charge with respect to our ARS portfolio. As a result, in the year ended 2007, we recorded, an impairment charge of $1.6 million, which is considered “other than temporary”, and an unrealized loss of $178 thousand and recorded in other comprehensive loss as a reduction of shareholders’ equity, which was considered a “temporary” impairment.  In October 2008, several of the ARS held by us, and previously impaired, were redeemed at par-value at the amount of $1.7 million, resulting in a gain of $1.6 million. As of December 31, 2008, as a result of the market condition and the lack of liquidity continuation, we recorded an impairment charge of $1.8 million, which is considered “other than temporary”.

Presentation of interest rate risk (position as of December 31, 2008)

        We do not use any derivative instruments to protect us from fluctuations in interest rates. Details regarding our interest rate exposure are set forth in the table below. Interest rate exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as of
	December 31, 2008	2009	2010	2011	2012	After 2013	December 31, 2008
	(in thousands of U.S. dollars, except percentages)

Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	6,619	6,619	-	-	-	-	6,619
Weighted-average interest rate	0.44%	0.44%	-	-	-	-	-
NIS	1,417	1,417	-	-	-	-	1,417
Weighted-average interest rate	0.90%	0.90%	-	-	-	-	-
B. Short-term investments
U.S. dollars	1,011	1,011	-	-	-	-	1,011
Weighted-average interest rate	4.63%	4.63%	-	-	-	-	-
C. Long-term marketable
securities
U.S. dollars	8,172	-	-	7,267	-	905	8,172
Weighted-average interest rate	3.41%	-	-	3.21%	-	5.08%	-

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

        As at December 31, 2008, the Company had nine open currency forward contracts. The gain related thereto in the amount of $55 thousand is included in the statements of operations as of December 31, 2008.

Presentation of foreign currency-denominated assets and liabilities (position as of December 31, 2008)

        Details regarding our foreign exchange exposure are set forth in the table below. Foreign exchange exposure is monitored by tracking actual and projected commitments and through the use of a sensitivity analysis.

	Total as of	Settlement Date					Fair value as of
	December 31, 2008	2009	2010	2011	2012	After 2013	December 31, 2008
	(in thousands of U.S. dollars)

Current Assets
NIS	2,031	2,031	-	-	-	-	2,031
Euro	3,033	3,033	-	-	-	-	3,033
Other	842	842	-	-	-	-	842
Total	5,906	5,906	-	-	-	-	5,906
Long-term assets
NIS	1,193	3	2	75	-	1,113	1,193
Current liabilities
NIS	4,073	4,073	-	-	-	-	4,073
Euro	624	624	-	-	-	-	624
Other	63	63	-	-	-	-	63
Total	4,760	4,760	-	-	-	-	4,760
Long-term liabilities
NIS	2,018					2,018	2,018

Item 12. Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.

Item 15T. Controls and Procedures

        (a) Disclosure Controls and Procedures

        Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our management evaluated these disclosure controls and procedures under the supervision of our Chief Executive Officer and Chief Financial Officer as of December 31, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were (i) effective as of December 31, 2008, in that they provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms and (ii) designed to ensure that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

        (b) Management's Annual Report on Internal Control Over Financial Reporting

        Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Item 16A. Audit Committee Financial Expert

        Our board of directors has determined that Mr. Rami Entin qualified as our audit committee financial expert. Our board has determined that Mr. Entin is “independent” as defined by Nasdaq Marketplace Rule 4200(a)(15).

Item 16B. Code of Ethics

        Our board of directors has adopted our Code of Ethics and Business Conduct, a code that applies to all of our directors and employees (including our principal executive officer, principal financial officer and principal accounting officer). A copy of our Code of Ethics and Business Conduct may be obtained, free of charge, by writing to ECtel Ltd., Attention: Corporate Secretary, 10 Amal Street, Rosh Ha’ayin, Israel.

Item 16C. Principal Accountant Fees and Services

        At our annual meeting held on September 25, 2008, our shareholders re-appointed Somekh Chaikin, a member firm of KPMG International, to serve as our independent auditors for fiscal year 2009.

        The following table presents fees for professional services rendered by Somekh Chaikin for the audit of the Company’s annual financial statements for 2008 and 2007 and for certain taxation and other matters (in thousands of U.S. dollars):

	Year Ended December 31,
	2008	2007

Audit Fees	133	160
Tax Fees	5	5
All Other Fees	-	22

Total	138	187

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

        Our audit committee’s policy is to pre-approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D. Exemptions from Listing Standards for Audit Committees

        Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        In July 2008 we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $4 million. Under the plan, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The plan is for one year and may be suspended from time to time or discontinued. Since we adopted the plan, we have repurchased an amount of 404,503 of our ordinary shares for total consideration of $0.57 million. The plan is currently suspended. In April 2006, we announced a plan to repurchase our ordinary shares on the open market in an amount in cash of up to $15 million. From the time that we adopted the plan until its expiration in April 2007, we repurchased an amount of 2,304,794 of our ordinary shares for total consideration of $11.5 million.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (All Purchased as Part of Publicly Announced Plans)	Average Price Paid per Share	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan

September 2006	55,400	$4.31	$14,760,747
October 2006	1,974,396	$4.79	$4,974,923
November 2006	274,998	$5.05	$3,585,909
September 2008	128,545	$1.45	$3,813,833
October 2008	275,958	$1.16	$3,492,723

Total	2,709,297

Item 16G. Corporate Governance.

        Pursuant to the Israel Companies Law, the quorum requirement for general meetings of our shareholders is 25% of the voting power in our company, rather than 33%, as is otherwise required by the Nasdaq Marketplace Rules for domestic U.S. listed companies.

        The members of our compensation committee are Messrs. Yair Cohen and Sami Totah and Ms. Mali Baron. Our board of directors has determined that each of Mr. Totah and Ms. Baron is “independent”, as defined under the Nasdaq Marketplace Rules.  While Mr. Cohen is not “independent” under the Nasdaq Marketplace Rules, we have elected to follow home country practice in lieu of compliance with the NASDAQ requirement for an entirely independent compensation committee and we have provided notice to that effect, and Mr. Cohen can therefore serve on our compensation committee notwithstanding this NASDAQ requirement.

PART III

Item 17. Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

        See pages F-1 through F- 41, incorporated herein by reference.

Item 19. Exhibits

Exhibit No.	Description

1.1	Memorandum of Association (previously filed as Exhibit to our Registration Statement on Form F-1, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association (as amended on September 26, 2005) (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 15, 2006, and incorporated herein by reference).

4.(b)1	Registration Rights Agreement, of 2008, by and among certain investors and the Registrant (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 18, 2008 and incorporated herein by reference).

4.(b)2*	Asset Purchase Agreement, dated March 24, 2008, by and between Compwise Ltd. and the Registrant.

4.(c)1	ECtel Managers and Employees Option Allotment Plan, as amended (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000, and incorporated herein by reference) (1).

4.(c)2	ECtel International Employee Stock Option Plan, as amended (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed June 30, 2000, and incorporated herein by reference).

4.(c)3	ECtel Director Share Option Plan 1999 (previously filed as Exhibit to our Registration Statement on Form F-1, and incorporated herein by reference).

4.(c)4	ECtel 2003 Share Option Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004, and incorporated herein by reference).

4.(c)5	ECtel 2003 U.S. Employee Stock Option Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed June 28, 2004, and incorporated herein by reference).

4.(c)6	2003 Equity Incentive Plan (previously filed as Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 15, 2006, and incorporated herein by reference).

4.(c)7*	Form of Indemnification Letter

8.1*	List of Subsidiaries

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

13.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.ss. 1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act

13.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.ss. 1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act

15.1*	Consent of Independent Registered Public Accounting Firm

(1)	English translation from Hebrew original.

* Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ECTEL LTD. (Registrant) By: /s/ Itzik Weinstein —————————————— Itzik Weinstein President and Chief Executive Officer Date: May 12, 2009

ECtel Ltd. and Subsidiaries

Consolidated Financial
Statements
as at and for the year ended
December 31, 2008

ECtel Ltd. and Subsidiaries

Consolidated Financial Statements as at and for the year ended December 31, 2008

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
ECtel Ltd.:

We have audited the accompanying consolidated balance sheets of ECtel Ltd. and its subsidiaries (“the Company”), as at December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2V to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No.157, Fair Value Measurements, as of January 1, 2008, for fair value measurements of all financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
March 22, 2009

ECtel Ltd. and Subsidiaries

Consolidated Balance Sheets as at December 31

		2008	2007
	Note	$ in thousands

Assets

Current assets
Cash and cash equivalents		8,452	5,668
Short-term investments	4	1,011	5,652
Receivables:
Trade, net of allowance for doubtful accounts	13A	10,904	8,612
Other	13B	1,177	1,372
Related parties	12B	247	17
Deferred expenses		475	282
Inventories	3	2,247	2,247

Total current assets		24,513	23,850

Long-term marketable securities	4	8,172	17,760

Long-term other assets	5	1,193	1,612

Property, plant and equipment, net	6	2,282	2,115

Goodwill	7	12,792	11,322

Other intangible assets, net	8	812	292

Total assets		49,764	56,951

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

		2008	2007
	Note	$ in thousands

Liabilities and Shareholders' equity

Current liabilities
Payables:
Trade		5,126	4,737
Related parties	12B	31	18
Advances from customers		596	966
Other payables and accrued liabilities	13C	6,707	5,796

Total current liabilities		12,460	11,517

Long-term liabilities
Liability for employee severance benefits		2,018	2,352

Total liabilities		14,478	13,869

Commitments and contingencies	9

Shareholders' equity	10
Share capital
Ordinary shares NIS 0.04 par value per share, authorized
125,000,000 shares; issued and outstanding 16,281,898
shares as at December 31, 2008 and 16,686,401 shares
as at December 31, 2007		221	221
Treasury shares at cost - 2,709,297 ordinary shares as at
December 31, 2008 and 2,304,794 ordinary shares as at
December 31, 2007		(11,979)	(11,472)
Additional paid-in capital		77,879	77,122
Accumulated other comprehensive gain (loss)		82	(178)
Accumulated loss		(30,917)	(22,611)

Total shareholders' equity		35,286	43,082

Total liabilities and shareholders' equity		49,764	56,951

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Operations for the years ended December 31

		2008	2007	2006
	Note	$ in thousands, except per share data

Revenues	13D	24,984	20,898	28,802
Cost of revenues	9B, 12	13,671	10,185	13,634

Gross profit		11,313	10,713	15,168
Research and development costs, net		4,548	4,789	4,277
Selling and marketing expenses	12	8,653	8,546	9,502
General and administrative expenses	12	6,964	5,757	3,812
Acquisition-related expenses	13G	118	-	640
Amortization of acquisition-related
intangible assets	8	164	94	466

Operating loss		(9,134)	(8,473)	(3,529)
Financial expenses	13E	(737)	(533)	(797)
Financial income	12, 13E	1,390	1,692	2,030
Other income (loss),net	4, 13H	195	(1,560)	-

Loss before taxes on income		(8,286)	(8,874)	(2,296)

Income tax benefit (expense)	11	(20)	73	(4)

Net loss		(8,306)	(8,801)	(2,300)

Loss per ordinary share
Net basic and diluted loss per ordinary
share:		(0.50)	(0.53)	(0.13)

Weighted average number of ordinary
shares outstanding		16,553,139	16,671,488	17,747,699

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006

	Ordinary shares	Share capital	Treasury shares	Capital surplus	Accumulated loss	Accumulated other comprehensive gain (loss)	Comprehensive loss	Total shareholders' equity
	Number	$ in thousands

Balance at December 31, 2005	18,169,089	214	-	72,664	(11,510)	-	-	61,368

Exercise of stock options	500,373	4	-	1,362	-	-	-	1,366
Share-based compensation	-	-	-	995	-	-	-	995
Repurchase of shares	(2,304,794)	-	(11,472)	-	-	-	-	(11,472)
Net loss	-	-	-	-	(2,300)	-	(2,300)	(2,300)

Comprehensive loss							(2,300)

Balance at December 31, 2006	16,364,668	218	(11,472)	75,021	(13,810)	-	-	49,957

Exercise of stock options	321,733	3	-	971	-	-	-	974
Share-based compensation	-	-	-	1,130	-	-	-	1,130
Comprehensive loss:
Net loss	-	-	-	-	(8,801)	-	(8,801)	(8,801)
Unrealized loss on marketable securities	-	-	-	-	-	(178)	(178)	(178)

Comprehensive loss							(8,979)

Balance at December 31, 2007	16,686,401	221	(11,472)	77,122	(22,611)	(178)		43,082

Share-based compensation	-	-	-	757	-	-	-	757
Repurchase of shares	(404,503)	-	(507)	-	-	-	-	(507)
Comprehensive loss:
Net loss	-	-	-	-	(8,306)	-	(8,306)	(8,306)
Reclassified adjustment for other than temporary
impairment reported in net loss	-	-	-	-	-	178	178	178
Unrealized gain on marketable securities	-	-	-	-	-	82	82	82

Comprehensive loss							(8,046)

Balance at December 31, 2008	16,281,898	221	(11,979)	77,879	(30,917)	82		35,286

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31

	2008	2007	2006
	$ in thousands

Cash flows from operating activities
Net loss	(8,306)	(8,801)	(2,300)

Adjustments to reconcile net loss to
cash used in operating activities:

Depreciation and amortization	673	600	1,077
Impairment of Auction Rate Securities	1,795	1,560	-
Gain from the sale of Auction Rate Securities	(1,560)	-	-
Loss on sale of long-term marketable securities	94	31	-
Loss (gain) on disposal of property, plant and equipment	20	-	(11)
Premium (discount) amortization of long-term marketable
securities	(20)	18	139
Share-based compensation expenses	757	1,130	995

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	(2,855)	314	(3,151)
Decrease (increase) in other receivables	602	(445)	611
Decrease in inventories	-	7	583
Decrease (increase) in deferred expenses	(193)	71	(353)
Increase (decrease) in trade payables	391	831	(521)
Increase (decrease) in advances from customers	(370)	361	(840)
Changes in related parties, net	(217)	336	(354)
Increase (decrease) in other payables and accrued liabilities	153	(2,618)	2,562
Increase (decrease) in liability for employee
severance benefits, net	289	(120)	(537)

Net cash used in operating activities	(8,747)	(6,725)	(2,100)

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

	2008	2007	2006
	$ in thousands

Cash flows from investing activities
Changes in short-term investments, net	8,130	(3,373)	10,086
Capital expenditure on property, plant and equipment	(677)	(381)	(606)
Payments in consideration of acquisition of Compwise's
assets	(1,520)	-	-
Payments in consideration of acquisition of
consolidated subsidiaries	-	(158)	(1,185)
Long-term (funding) deposits withdrawal	55	25	(33)
Proceeds from sale of property, plant and equipment	-	2	11
Proceeds from maturity of long-term marketable securities	19,061	20,778	8,999
Investment in long-term marketable securities	(13,011)	(11,575)	(10,775)

Net cash provided by investing activities	12,038	5,318	6,497

Cash flows from financing activities
Repurchase of shares	(507)	-	(11,472)
Exercise of stock options	-	974	1,366

Net cash (used in) provided by financing activities	(507)	974	(10,106)

Net increase (decrease) in cash and cash equivalents	2,784	(433)	(5,709)

Cash and cash equivalents at beginning of the year	5,668	6,101	11,810

Cash and cash equivalents at end of the year	8,452	5,668	6,101

Supplemental disclosures:

Interest expenses paid	122	671	10
Income taxes paid	4	-	-

A.     Non-cash transactions

	2008	2007	2006
	$ in thousands

Purchase of property, plant and equipment
not yet paid	23	25	125

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – General

ECtel Ltd. (hereinafter – the “Company”), and its subsidiaries (collectively “ECtel”), provide Integrated Revenue Management (IRM) solutions for communications services providers. The Company was established and commenced operations in April 1990 under the laws of the state of Israel. In October 1999, the Company completed an initial public offering of its ordinary shares on the Nasdaq National Market.

On December 29, 2005, the Company acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd., two companies held by Elron Electronic Industries Ltd. On April 30, 2008, the Company acquired substantially all the assets of Compwise Ltd., an Israeli company, for a total consideration of $1.5 million. (See Note 7).

The Company wholly holds eight subsidiaries: ECtel Inc., ECtel (2000) UK Limited, ECtel B.V, ECtel GmbH (in voluntary liquidation), Telrad Hawk Net-I Ltd. (in voluntary liquidation), ECtel Telesoft Ltd., ECtel Telesoft Export (98) Ltd. and ECtel EOOD Bulgaria, which was incorporated in December 2006.

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

The majority of ECtel’s revenues are made outside of Israel (see Note 13D regarding geographical distribution) and are generated or linked to the U.S. dollars (“dollar”). In addition, a majority portion of ECtel’s costs are incurred or determined in dollars. In view of the foregoing, management believes that the dollar is the currency of the primary environment in which ECtel operates, and thus the dollar has been determined to be ECtel’s functional currency.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”, of the Financial Accounting Standards Board (“FASB”) of the United States. All exchange rates gains and losses resulting from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such exchange gains and losses are included in the same statement of operations items in which the related transactions are included.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

C.	Cash and cash equivalents

ECtel considers all highly liquid investments with original maturity of three months or less at date of purchase, to be cash equivalents.

D.	Short-term investments

Short-term deposits and marketable securities with maturity dates between 91 to 365 days are considered to be short-term investments. Short-term investments of available-for-sale and held-to-maturity securities are accounted for the same as long-term marketable securities (see also Note 2G).

E.	Trade accounts receivables and allowance for doubtful accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. ECtel does not have any off-balance-sheet credit exposure related to its customers.

ECtel maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management bases its determination, among other factors, on information available about the debtors’financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote (see Note 13A).

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the moving average method.

G.	Long-term marketable securities

Long-term marketable securities consist of Corporate Bonds, Auction Rate Securities and U.S. Government Agencies debt securities. At the end of 2007, the Company classified its Corporate Bonds and U.S. Government Agencies debt securities as held-to-maturity and it’s Auction Rate Securities as available-for-sale. During 2008, due to market conditions at the time, the Company sold some held-to-maturity securities prior to maturity and must now classify its securities as available-for-sale. At the end of 2008, the Company classifies its Corporate Bonds, U.S. Government Agencies debt securities and Auction Rate Securities as available-for-sale.

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

Marketable securities available-for-sale are carried at fair value, held for an indefinite period of time and intended for use in meeting the Company’s ongoing liquidity needs. Fair value is determined based on observable market value quotes or, if market values are not available, using valuation models including assessments of counterparty credit worthiness, credit default risk, underlying security type of collaterals risk premium and overall capital market liquidity conditions. Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported, net of tax, as a component of accumulated other comprehensive income in stockholders’ equity. The cost of securities sold is based on the specific identification method. (See also Note 2V).

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

H.	Property, plant and equipment

1.	Property, plant and equipment are stated at cost less accumulated depreciation.

2.	Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

Machinery and equipment	10% - 33%
Office furniture and equipment	6%

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

The Company conducts its annual goodwill impairment test as of June 30 every year. During 2008, 2007, and 2006, the Company performed its annual impairment review of goodwill and concluded that there was no impairment in those years. At December 31, 2008, given the adverse change in the general business climate and the recent decrease in the Company’s market capitalization, the Company has performed an additional goodwill impairment assessment and has determined that no impairment has occurred as of December 31, 2008.

Intangible assets that have finite useful lives are amortized over their expected useful lives and are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets consist mainly of acquired technology and customer relations and are amortized over three to ten years.

J.	Long-lived assets

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

ECtel includes post contract customer support (PCS) within the price of the product sale. This PCS is for a one-year period and includes a standard product warranty and upgrades and enhancements to correct minor bugs or errors in the software. The cost of providing the PCS is insignificant and the warranty and bug fixes have been infrequent. Therefore, the PCS revenue is recognized upon delivery of the product in accordance with SOP 97-2.

ECtel uses the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and Vendor-Specific Objective Evidence (“VSOE”), of the fair value exists for all undelivered elements. VSOE of fair value is based on the normal pricing practices for those products and services when sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue when all other criteria in SOP 97-2 have been met. If sufficient VSOE does not exist for one or more undelivered elements, the revenue is deferred for the entire arrangement and recognized when delivery of those elements occurs or when fair value can be established.

When a software product is sold together with implementation or consulting services, product fees are recognized upon delivery, provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification of the software products and are not essential to the functionality of the software that was delivered. When implementation and consulting services are sold, revenues are recognized based on the proportional performance method subject to the guidance of SAB 104 “Revenue Recognition in Financial Statements”.

If, at the outset of an arrangement, the fee is determined as not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If, at the outset of the arrangement, collectibility is determined to be not probable, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If an arrangement provides for customer acceptance, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period.

2.	Revenues from product maintenance and support contracts are recognized on a straight-line basis over the term of the support period. The majority of ECtel’s maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by ECtel during the term of the support period.

3.	Revenues from contracts requiring significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for performance of construction type and certain production type contracts”. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

K.	Revenue recognition (cont’d)

If collectibility is determined as not being probable, ECtel recognizes revenues from contracts with significant design, development, modification and customization of the software, using the completed-contract method.

4.	Value added taxes applied on sales collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, are excluded from revenues, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How taxes collected from customers and remitted to Governmental Authorities should be presented in the Income Statement”. ECtel has historically presented such taxes on a net basis.

L.	Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management’s estimation and in accordance with ECtel’s prior experience.

The activity in accrued warranty costs is as follows:

	December 31
	2008	2007	2006
	$ in thousands

Balance outstanding at beginning of the year	447	638	619
Warranty expenses	(357)	(269)	(358)
Warranties for products sold	538	427	633
Lapsed warranties	-	(349)	(256)
Addition related to the acquisition of Compwise	92	-	-

Balance outstanding at end of the year	720	447	638

Warranty expenses are reported under cost of revenues.

M.	Research and development costs

1.	Research and development costs, are charged to the consolidated statements of operations as incurred. The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor, (the “OCS”) as a reduction of research and development expenses. Royalties payable to OCS are recognized pursuant to sale of related products and are classified as cost of revenues.

2.	Software development costs are expensed as incurred until the phase where technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers. To date, either the establishment of technological feasibility of the Company’s products and their general release has substantially coincided or costs incurred subsequent to the achievement of technological feasibility have not been material. Accordingly, no software development costs have been capitalized by the Company.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

N.	Liability for employee severance benefits

ECtel’s liability for severance pay for its Israeli employees is generally calculated pursuant to Israeli severance pay law and labor agreements based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay.

In addition, the liability in respect of certain employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The custody and management of the amounts so deposited is independent of any control by the Israeli companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet. For some of the Company’s employees, the payments to the pension funds and insurance policies discharge the Company’s obligation to the employees, as required by the Severance Pay Law, in connection with Section 14 thereof.

ECtel’s liability for all of its Israeli employees is partly provided for by monthly deposits in insurance policies and by an accrual. Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value. The value of these policies is recorded as an asset in the Company’s balance sheet. Withdrawals from the funds may be made only for the purpose of disbursement of severance pay. The Deposits in respect of employee severance obligations as stated on the consolidated balance sheets as of December 31, 2008 and 2007 represent contributions to pension funds and are stated at their current redemption value

Expenses recorded in respect of severance and pension pay for the years ended December 31, 2008, 2007 and 2006 are $1,070 thousand, $718 thousand and $133 thousand, respectively.

ECtel sponsors a 401(K) defined contribution plan which permits its employees to make contributions on a pre-tax basis subject to the limits specified in the Internal Revenue Code. These contributions are not subject to federal income taxes until distributed to the employees. The subsidiary at which this occurs matches the employees’ contribution up to 5% of the employees’ earnings.

Matching contributions with respect to this plan were $38 thousand, $41 thousand and $36 thousand in 2008, 2007 and 2006, respectively.

O.	Income taxes

ECtel accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes”. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax bases of assets and liabilities and their respective financial reporting amounts as well as tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in which those temporary differences are expected to be reversed or settled. The tax effect resulting from a change in tax rates is recognized in income in the period that includes the enactment date. ECtel provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such assets will not be realized.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

O.	Income taxes (cont’d)

ECtel adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have an effect on ECtel’s financial condition, results of operations or cash flows.

ECtel’s accounting policy is to accrue interest related to unrecognized tax benefits as a component of interest expense while penalties are included as a part of general and administrative expenses in the consolidated statement of operations.

P.	Share incentive plans

Effective January 1, 2006, ECtel adopted SFAS No. 123(R), “Share-Based Payment”. This statement replaces SFAS No. 123, and supersedes APB No. 25. SFAS 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award on the date of grant. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). In December 2007, the SEC published Staff Accounting Bulletin (“SAB”) No. 110, which amends SAB No. 107 by extending the usage of the Simplified Method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment”. SAB No. 110 was declared effective on January 1, 2008, and allows companies, which do not have sufficient historical experience, to provide a reasonable estimate to continue use of the Simplified Method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. Accordingly, the Company will continue to use the Simplified Method until there is sufficient historical experience to provide a reasonable estimate of expected term. SAB No. 110 was effective for the Company on January 1, 2008.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations for the years ended December 31, 2008 2007 and 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

The Company does not utilize derivative financial instruments for trading or other speculative purposes. The Company actively evaluates the creditworthiness of the financial institutions that are counterparties to derivative financial instruments, and does not expect counter parties to fail to meet their obligations.

R.	Earnings (loss) per Ordinary Share

Basic and diluted earnings (loss) per ordinary share are presented in conformity with SFAS No. 128, “Earnings per Share”, for all years presented. Basic earnings (loss) per ordinary share are calculated by dividing the net income (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding.

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per ordinary share because the securities are anti-dilutive for all periods presented.

S.	Estimations and assumptions in the financial statements

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

Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, goodwill and intangible assets, fixed assets, inventory, investments and share-based compensation income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

T.	Accumulated other comprehensive gain (loss)

Accumulated other comprehensive loss, presented in shareholders’ equity, includes unrealized gains and losses on marketable securities that are classified as available for sale.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

U.	Concentrations of credit risks

Financial instruments, which potentially subject ECtel to significant concentrations of credit risk, consist principally of cash and cash equivalents, investments and trade accounts receivable. ECtel maintains cash and cash equivalents, marketable securities, forward exchange contracts and certain other financial instruments with various major financial institutions. These major financial institutions are located in Israel and the United States, and ECtel’s policy is designed to limit exposure to any one institution.

With respect to trade accounts receivable, ECtel is subject to a concentration of credit risk as a majority of its outstanding trade receivables relate to sales to a limited number of customers.

V.	Fair value of financial instruments

Effective January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, “Fair Value Measurements”, (SFAS 157), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

On January 1, 2009, the Company will be required to apply the provisions of SFAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations. In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

At December 31, 2008, in accordance with SFAS 157, the Company’s cash and cash equivalents, short-term investments and long-term marketable securities are classified within Level 1, as they are valued upon quoted market prices. Auction rate securities are classified within Level 3 because the inputs to this valuation are unobservable in the market and are significant.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

V.	Fair value of financial instruments (cont’d)

Assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using
	December 31, 2008	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$ (in thousands)

Assets
Cash and cash equivalents	8,452	8,452	-	-
Short-term investments and long-
term marketable securities	9,183	8,278	-	905

Total Assets	17,635	16,730	-	905

The financial instruments of ECtel consist mainly of cash and cash equivalents, current receivables, prepaid expenses and other assets, short and long-term marketable securities, accounts payable and accruals, and other long-term liabilities. In view of their short-term nature, the fair value of cash and cash equivalents, current receivables, prepaid expenses and other assets, and accounts payable and accruals are usually identical or close to their carrying value. Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of amounts that could be realized in a current market exchange.

W.	Recently issued accounting standards not yet adopted

1.	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. ECtel does not expect the adoption of SFAS 161 to have a material effect on the consolidated results of operations and financial condition.

2.	In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Inventories

Inventories consist of the following:

	December 31
	2008	2007
	$ in thousands

Raw materials and components	2,047	2,017
Work in process	200	230

	2,247	2,247

Note 4 – Investment in Marketable Securities and Deposits

The Company’s investments in marketable securities consist primarily of investments in US Government Agencies, Auction Rate Securities and Corporate bonds.

(1)	The following table summarizes the Company’s marketable securities and deposits at December 31, 2008 and 2007 (regarding assumptions used for estimated fair value, see Note 2V):

	December 31, 2008
	Cost basis	Unrealized gross gains	Unrealized gross losses	Estimated fair value
	$ in thousands

Available-for-sale securities
Corporate bonds	1,026	-	(15)	1,011

Short-term investments	1,026	-	(15)	1,011

Available-for-sale securities
US Government agencies	7,170	97	-	7,267
Auction Rate Securities, net of
impairments (see (3) below)	905	-	-	905

Long-term marketable securities	8,075	97	-	8,172

The long-term marketable securities maturity dates range from 2011 through 2045.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits (cont’d)

	December 31, 2007
	Cost basis	Unrealized gross gains	Unrealized gross losses	Estimated fair value
	$ in thousands

Held-to-maturity securities:
US Government agencies	2,150	8	-	2,158
Corporate bonds	3,502	10	(4)	3,508

Short-term investments	5,652	18	(4)	5,666

Held-to-maturity securities:
US Government agencies	11,086	18	(19)	11,085
Corporate bonds	1,007	-	(9)	998
Available-for-sale securities:
Auction Rate Securities, net of
impairments (see (3) below)	5,667	-	-	5,667

Long-term marketable securities	17,760	18	(28)	17,750

(2)	The following table shows the gross unrealized losses and fair value of the Company’s investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

As of December 31, 2008:

	Less than 12 months		12 months or Greater
	Fair value	Unrealized Gains	Fair value	Unrealized Losses	Total Fair value	Total Unrealized Gain (Losses)
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Auction Rate
Securities	905	-	-	-	905	-
US Government
Agencies	7,267	97	-	-	7,267	97
Corporate bonds	1,011	(15)	-	-	1,011	(15)

Total	9,183	82	-	-	9,183	82

(3)	Auction Rate Securities Impairments

As of December 31, 2007, the Company had $7,405 thousand of principal invested in Auction Rate Securities (ARS). The Company has a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. The Company’s ARS were ranked as AAA and AA at the time of purchase, and there had been no change in their rating. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, the Company has recognized an impairment charge with respect to its ARS portfolio. As a result, in the year ended 2007, it has recorded, an impairment charge of $1,560 thousand, which is considered “other than temporary”, and an unrealized loss of $178 thousand recorded in other comprehensive loss as a reduction of shareholders’ equity, which was considered a “temporary” impairment.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits (cont’d)

In October 2008, several of the ARS held by the Company, previously impaired, were redeemed at par-value at the amount of $1,725, resulting in a gain of $1,560 thousand. As of December 31, 2008, the Company had $ 2,700 thousand of principal invested in ARS. As a result of the market condition and the lack of liquidity continuation, the Company recorded an impairment charge of $1,795 thousand, which is considered “other than temporary”. As such, the Company recorded a net loss related to its investments in ARS in the amount of $235 thousand in the year ended December 31, 2008.

(4)	During 2008 the Company has decided to sell certain securities previously classified as held-to-maturity. As a result, all securities classified as held-to-maturity were reclassified as available-for-sale as the Company was no longer able to demonstrate its intent to hold these securities to maturity. The principal of the securities reclassified amounted to $17,517 thousand and the unrealized gain at the time of reclassification amounted to $33 thousand.

Note 5 – Long-Term Other Assets

	December 31
	2008	2007
	$ in thousands

Assets held for employee severance benefits	1,113	1,477
Long-term deposits	80	135

	1,193	1,612

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 – Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	Leasehold Improvements	Machinery and equipment	Office furniture and equipment	Total
	$ in thousands

Cost
Balance at January 1, 2008	2	6,637	344	6,983
Additions	4	674	18	696
Disposals	-	(317)	(15)	(332)

Balance at December 31, 2008	6	6,994	347	7,347

Accumulated depreciation
Balance at January 1, 2008	-	4,799	69	4,868
Depreciation	1	482	26	509
Disposals	-	(303)	(9)	(312)

Balance at December 31, 2008	1	4,978	86	5,065

Property, plant and equipment, net

Balance at December 31, 2008	5	2,016	261	2,282

Property, plant and equipment, net

Balance at December 31, 2007	2	1,838	275	2,115

Note 7 – Goodwill

Changes in net carrying amount of goodwill were as follows:

	Year ended December 31
	2008	2007
	$ in thousands

Opening balance	11,322	11,322
Additions relating to Compwise acquisition	1,470	-

	12,792	11,322

As a result of the purchase of Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd. (“Telesoft”), in 2005, goodwill in an amount of $3,179 thousand is recorded in the Company’s books.

On April 30, 2008, the Company acquired substantially all the assets of Compwise Ltd. (“Compwise”), an Israeli-based company and a provider of business analytic solutions for telecommunication operators. The acquisition is expected to expand and strengthen the Company’s IRM solutions, as well as expand its customer base.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 – Goodwill (cont’d)

The acquisition was accounted for as a business combination under the guidance of SFAS. No. 141, “Business Combinations”, and as a result the Company recorded the fair value of the identified intangible assets in the amount of $684 thousand and liabilities, net, in the amount of $654 thousand. The excess of the purchase price over the fair value of the assets and liabilities acquired has been recorded as goodwill. Please refer also to Notes 2I and 8.

The Company conducts its annual goodwill impairment test as of June 30 every year. The Company performed annual impairment tests during 2008, 2007 and 2006 and did not identify any further impairment losses. As described in Note 2I, the company has performed an additional assessment at year end and has determined that no impairment has occurred as of December 31, 2008. The current economic environment has increased the degree of uncertainty inherent in the underlying assumptions used in the impairment assessment.

Note 8 – Other Intangible Assets, Net

	December 31
	2008	2007
	$ in thousands

Telesoft and Compwise acquisitions - original cost:
Third party relations - Telesoft	159	159
Core technology - Telesoft	349	349
Customer contracts - Telesoft	171	171
Contractual customer relations - Telesoft	130	130
Core technology - Compwise	684	-

	1,493	809

Less - accumulated amortization	(681)	(517)

	812	292

The amortization expenses were $164 thousand, $94 thousand and $466 thousand for each of the years ended December 31, 2008, 2007 and 2006, respectively.

Future estimated amortization expenses:

Year ended December 31, 2008
$ in thousands

2009	169
2010	169
2011 and thereafter	474

Total	812

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 – Commitments and Contingencies

A.	Lease commitments

ECtel has entered into operating leases (in respect of premises and motor vehicles) in Israel and abroad. The agreements expire on various dates from 2010 to 2012 (some have renewal options) and are in US dollars, local currencies or linked to the US dollar.

Future minimum annual rental payments which ECtel is committed to pay under the above leases, at rates in effect at December 31, 2008, are as follows:

Year ending December 31:	$ in thousands

2009	1,347
2010	1,324
2011	861
2012	235

As to rent expense in connection with ECtel’s leased premises and vehicles, see Note 13F.

B.	Royalty commitments

The Company is committed to pay royalties for several approved programs to the Office of Chief Scientist (hereinafter – “OCS”), on proceeds from sales of products in which the Israeli Government participated by way of grants for research and development. The royalties are computed at the rate of 3%-3.5% of the aggregate proceeds from sale of such products, up to an amount not exceeding 100% of such grants plus interest at the LIBOR rate. Royalties to the Government of Israel are presented in cost of revenues.

In April 2006, the Company repaid to the OCS an amount of $364 thousand, which represents the entire obligation of Telesoft, in connection with the grants participation received in prior years.

During the fourth quarter of 2006, the Company committed to repay in full its primary program, which the OCS had sponsored during prior years and in the R&D efforts of which the OCS had participated. The total amount to be paid to the OCS was approximately $3 million, which includes interest accrued on the outstanding balance of the amounts funded. Such amounts funded were presented in the cost of revenues of 2006. The repayment was made in five installments during 2007.

As at December 31, 2008, the balance of the grants received for remaining programs totaled $432 thousand of which $90 thousand has been repaid as royalties.

C.	Guarantees

At December 31, 2008, the Company has granted guarantees to third parties in the sum of $1 million mainly as guarantees of the Company’s performance, and that can be demanded in case of material breach of contracts. The expiration dates of the guarantees are from January 2009 through December 2009.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 – Commitments and Contingencies (cont’d)

D.	Financial instruments

Forward exchange contracts

The geographical distribution of the Company’s operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates. Financial instruments are utilized by the Company to reduce these risks.

The Company enters into forward exchange contracts to hedge existing non-dollar assets and liabilities.

As at December 31, 2008, the Company had nine open currency forward contracts. A gain in the amount of $55 thousand is included in the statements of operations as of December 31, 2008.

Since the impact of fluctuations in currency exchange rates on foreign exchange contracts offsets the impact on the underlying items being hedged, these instruments do not expose the Company to risk that would otherwise result from fluctuations in currency exchange rates.

E.	Negative pledge

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

On the basis of the above-mentioned negative pledge, the Bank has agreed to grant various credit facilities and/or banking services to the Company. The credit facilities granted by the Bank to the Company and outstanding as of December 31, 2008 are approximately $0.8 million (out of total guarantees granted of $1 million) for guarantees issued by the Bank in favor of third parties, at the request of the Company.

F.	Class action complaint

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

The Company filed a motion to dismiss the class action complaint. At a hearing on this motion held on July 17, 2006, the court granted the Company’s motion to dismiss the class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the class action complaint. The Company responded by requesting that the court deny the motion to amend. On March 6, 2007, the court denied the plaintiff’s motion to further amend the class action. Plaintiff filed an appeal of the district court’s orders with the United States Court of Appeals for the Fourth Circuit. After briefing in the Fourth Circuit but before oral argument or any decision thereon, the parties reached an agreement in principle to resolve the litigation. The parties have executed a stipulation of settlement documenting their agreement. The stipulation of settlement must be approved by the district court which has not yet occurred. Currently the district court is scheduled to hear Plaintiff’s unopposed motion for preliminary approval of settlement on April 6, 2009.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Shareholders’ Equity

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

The Company’s 2003 Share Option Plan (the “2003 Share Option Plan”) was adopted by the Board of Directors on August 3, 2003.

The purpose of the 2003 Share Option Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or its subsidiary, whether Israeli or non-Israeli, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Share Option Plan is designed to allow the grantees to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance (New Version) 1961, or the Tax Ordinance, as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, or, with respect to non-Israeli grantees, the applicable laws relevant in the country of residency of such grantees.

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

In April 2006, the Company’s shareholders approved an amendment to the 2003 Share Option Plan (hereinafter – “2003 Equity Incentive Plan”).

The 2003 Equity Incentive Plan: (i) increased the number of shares reserved for issuance by 2,000,000 shares, from 1,700,000 shares to 3,700,000 shares, (ii) added Restricted Stock Units and Stock Appreciation Rights to the types of awards available for issuance under the 2003 Equity Incentive Plan, (iii) terminated the ECtel Ltd. 2003 U.S. Employee Stock Option Plan (the “2003 U.S. Plan”) and (iv) consolidated the terms of the 2003 U.S. Plan into the 2003 Equity Incentive Plan so that the Company will have only one equity incentive plan under which it makes awards.

Options generally vest over a period of up to four years with an expiration term of six to ten years.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

3.	Following is a summary of options activity under the Company’s stock-based incentive compensation plans during the years ended December 31, 2008, 2007 and 2006:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			In years	$ in thousands

Balance at January 1, 2006	3,260,493	5.93

Granted	810,000	4.80
Exercised	(500,373)	2.74
Forfeited and expired	(1,218,206)	7.97

Balance at
December 31, 2006	2,351,914	5.20

Granted	720,000	3.45
Exercised	(321,733)	3.03
Forfeited and expired	(659,182)	5.54

Balance at
December 31, 2007	2,090,999	4.82

Granted	410,000	2.59
Exercised	-	-
Forfeited and expired	(174,100)	3.90

Balance at
December 31, 2008	2,326,899	4.50	3.57	79

Exercisable at
December 31, 2008	1,632,934	4.94	3.13	79

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

During 2008, 2007, and 2006, the Company recorded share-based compensation expense in the amount of $757 thousand, $1,130 thousand and $995 thousand, respectively, in accordance with SFAS No. 123(R).

None of the above stock options were granted at exercise prices below the market price of the ordinary shares on the date of the grant. The total intrinsic value of the above mentioned options that vested prior to December 31, 2005 was zero.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $0 thousand, $49 thousand and $42 thousand, respectively.

As of December 31, 2008, there was $970 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the Company’s stock-based incentive compensation plans which is expected to be recognized over the weighted average period of 3 years. The total fair value of shares vested during the year ended December 31, 2008 was $935 thousand.

4.	Fair value method

The Company has determined the weighted average fair value per option of stock-based arrangements granted during 2008, 2007 and 2006 to be $0.85, $1.39, and $2.29, respectively. The fair values of the stock based compensation awards granted were estimated using the “Black Scholes” option pricing model with the following assumptions:

Year of grant	Expected dividend yield	Expected option life	Expected volatility	Risk free interest rate	Fair value $

2006	-	4.00 - 6.11	46.35% - 71.05%	4.31% - 4.61%	2.03 - 3.09
2007	-	4.00 - 4.25	33.66% - 46.98%	4.58%	1.09 - 1.51
2008	-	3.22 - 4.25	40.66% - 41.38%	2.46%	0.81 - 0.95

The Company has determined the fair value of stock-based arrangements as follows:

The expected option life represents the weighted average period of time that options granted are expected to be outstanding. The expected life of the options granted to employees and directors during 2008, 2007 and 2006, is calculated based on the Simplified Method as allowed under SAB 107, and as extended by SAB 110, giving consideration to the contractual term of the options and their vesting schedules.

TheCompany estimates its expected stock volatility based on its own historical stock volatility.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Shareholders’ Equity (cont’d)

B.	Treasury Shares

In April 2006, the Company’s Board of Directors authorized a plan for repurchase of the Company’s ordinary shares on the open market in an amount in cash of up to $15 million. Under the repurchase plan, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase plan was for one year.

During 2006, the Company repurchased 2,304,794 shares of its common stock for total consideration of $11,472 thousand, at an average purchase price of $4.98 per share.

In July 2008, the Company’s Board of Directors authorized a plan for the repurchase of the Company’s ordinary shares in the open market, in an amount in cash of up to $4 million. Under the repurchase plan, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase plan is for one year and may be suspended from time to time or discontinued.

During 2008, the Company repurchased 404,503 shares of its common stock for total consideration of $507 thousand, at an average purchase price of $1.25 per share.

The share repurchases were funded from available working capital.

Note 11 – Income Taxes

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

Note 11 – Income Taxes (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Companies (cont’d)

Under the alternative benefits track, the income derived from an Approved Enterprise will be exempt from tax for a two-year period followed by reduced tax rates for the remaining years of the benefit period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). At December 31, 2008, approximately 97% of the cost of ECtel Ltd.‘s production facilities represented Approved Enterprise facilities (2007 – 97%; 2006 – 97%).

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

Note 11 – Income Taxes (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Companies (cont’d)

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall be applicable for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of tax benefits may be as early as 2004.

As at December 31, 2008, ECtel Ltd. has ended its investments in investment programs under previous approval pursuant to the Law and is currently investing in accordance with the abovementioned amendments to the Law. As of the date of these financial statements, the Approved Enterprise tax benefits, pursuant to the amendments to the Law have not yet commenced.

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

If ECtel Ltd. derives income from sources other than the Approved Enterprise during the relevant benefit period, such income will be taxable at regular corporate tax rates (see Note 11A(5) below).

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

(5)	On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – the Amendment). The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2008 – 27%, 2009 – 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

B.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed based upon the respective tax laws in their countries of domicile.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

C.	Taxes on income

Income tax expense (benefit) included in the consolidated statements of operations is comprised as follows:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Current:
Israeli operations	-	-	-
Foreign operations	20	-	4

	20	-	4

Deferred:
Israeli operations	-	-	-
Foreign operations	-	(73)	-

	-	(73)	-

Income tax expense (benefit)	20	(73)	4

D.	Loss before taxes on income from continuing operations

	Year ended December 31
	2008	2007	2006
	$ in thousands

ECtel Ltd. and its Israeli subsidiaries	(9,215)	(8,792)	(3,510)
Foreign subsidiaries	929	(82)	1,214

	(8,286)	(8,874)	(2,296)

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

E.	Reconciliation of the statutory income tax expense (benefit) to actual income tax expense (benefit)

A reconciliation of the statutory income tax expense (benefit), assuming all income is taxed at the statutory rates applicable in Israel, and the actual income tax expense (benefit) is as follows:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Loss before taxes on income from continuing operations
as reported in the consolidated statements of operations	(8,286)	(8,874)	(2,296)

Statutory tax rate	27%	29%	31%

Benefit computed at statutory tax rate	(2,237)	(2,573)	(712)
Foreign tax rate differentials	37	21	134
Tax effect due to Approved Enterprise status	292	395	887
Change in valuation allowance	1,449	2,281	(278)
Non-deductible expenses	224	385	429
Other	255	(582)	(456)

Actual income tax expense (benefit)	20	(73)	4

The 2007 comparative amounts differ slightly from those originally reported by the Company, as they have been modified to correct immaterial errors.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

F.	Components of deferred income tax

The tax effects of significant items comprising ECtel’s deferred tax assets are as follows:

	December 31
	2008	2007
	$ in thousands

Current deferred tax assets:

Accrued expenses	20	20
Vacation pay accruals	176	204
Operating loss carryforwards	6	-
Allowance for doubtful accounts	3,655	3,737
Research and development costs	812	834

Gross current deferred tax assets	4,669	4,795

Less - valuation allowance	(4,628)	(4,760)

Net current deferred tax asset	41	35

Long term deferred tax assets:

Liability for employee severance benefits	306	238
Intangible assets, net	283	491
Impairment of ARS	422	367
Operating and capital loss carryforwards	29,800	28,104
Property, plant and equipment	164	176
Research and development costs	362	383

Gross long term deferred tax assets	31,337	29,759

Less - valuation allowance	(31,302)	(29,721)

Net long-term deferred tax asset	35	38

Net deferred tax asset	76	73

ECtel recognizes deferred tax benefits based on management’s expectation that future taxable earnings will be achieved. A valuation allowance has been recorded in respect of the majority of the balance of deferred tax assets as management concluded that at December 31, 2008 it is more likely than not that such assets will not be realized.

Subsequent recognition of tax benefits related to the valuation allowance for deferred tax assets will be recorded in the consolidated statements of operations under SFAS 141R.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

G.	Tax assessments and tax loss carryforwards

Final tax assessments have been received by the Israeli companies through the 2001 tax year.

The U.K. and U.S. Income Tax Authorities completed their examinations of the income tax returns, respectively, for the U.K and U.S. subsidiaries in 2007. Final tax assessments for the U.K. and U.S. subsidiaries have been received through the 2003 and 2005 tax years, respectively.

The Israeli Companies have tax loss carryforwards of approximately $115 million, which can be carried forward indefinitely.

The U.S. subsidiary has a tax loss carryforward of approximately $6 million, which will expire between 2023 and 2024.

H.	Accounting for uncertainty in income taxes

At January 1, 2007 and December 31, 2007, the total unrecognized tax benefit was $1,099 thousand and $1,208 thousand respectively, and the change during 2007 was a result of exchange rate differences. The total unrecognized tax benefit increased from $1,208 at January 1, 2008 to $1,222 at December 31, 2008, as a result of exchange rate differences. As of December 31, 2007 and 2008, the total liability for unrecognized tax benefit was recorded as a component of current liabilities on the consolidated balance sheets. In addition, interest relating to the unrecognized tax benefit has been included as a component of current liabilities on the consolidated balance sheets as of December 31, 2008 in the amount of $197 thousand.

The total unrecognized tax benefit as of December 31, 2008 that, if recognized, would affect the Company’s effective tax rate was $1,222 thousand. The total unrecognized tax benefit as of December 31, 2007 that, if recognized, would affect the Company’s effective tax rate was $1,208 thousand.

It is reasonably possible that the unrecognized tax benefit, primarily relating to the deductibility of certain expenses for tax purposes, will significantly decrease within the next 12 months as a result of a potential settlement with the taxing authorities.

Note 12 – Related Party Transactions

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

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Related Party Transactions (cont’d)

B.	Balances due to or from related parties:

	December 31
	2008	2007
	$ in thousands

Assets:
Related parties	247	17

Liabilities:
Related parties	31	18

C.	Income from and expenses to related parties:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Sales	193	47	518
Purchase from related parties	-	-	253
Selling and marketing expenses	-	-	478
General and administrative expenses	104	114	83
Financial (income) expenses	-	-	(14)

D.	Registration Rights Agreement with members of the IDB Group

In April 2008, the Company entered into a Registration Rights Agreement with its two largest shareholders: (a) Koor Industries Ltd. and (b) Clal Electronics Industries Ltd., a wholly-owned subsidiary of Clal Industries and Investments Ltd., both of which are members of the IDB Group, and their affiliates IDB Development Corporation Ltd. and Badal Securities Ltd. Jointly referred to herein as “Holders” will be Koor Industries Ltd., Clal Electronics Industries Ltd., IDB Development Corporation Ltd. and Badal Securities Ltd. Pursuant to this Registration Rights Agreement, the Company granted to the Holders rights in connection with sales, from time to time, of the Company’s ordinary shares held by such Holders. As required by the Israeli Companies Law, this agreement was approved by the Company’s audit committee, board of directors and a special majority of the Company’s shareholders. Under this agreement, the Holders are entitled to demand and piggyback registration rights. The first of such demand registrations must be for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the United States Securities Act registering the resale from time to time by the Holders (commonly known as a “shelf” registration), and the second demand registration may only be effected not less than 2 years after the effective date of the shelf registration. In addition, if the Company proposes to register for public sale any of its ordinary shares under the Securities Act, the Holders would be entitled to request that the Company include some of their ordinary shares in such registration (commonly known as “piggyback” registration rights). The Registration Rights Agreement has a term of five years unless terminated earlier upon the percentage holdings of the Holders falling below a specified threshold.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Supplementary Financial Statement Information

Balance sheet:

A.	Trade Receivables

Net of provision for doubtful accounts of $13,556 thousand as at December 31, 2008 (December 31, 2007 - $13,253 thousand).

The activity in the allowance for doubtful accounts for the years ended December 31 is as follows:

	December 31
	2008	2007	2006
	$ in thousands

Allowance for doubtful accounts
at the beginning of the year	13,253	13,374	18,051
Additions charged to doubtful debt expense	303	247	-
Write-down charged against the allowance	-	-	(4,031)
Recoveries of amounts previously reserved	-	(368)	(646)

Allowance for doubtful accounts
at the end of the year	13,556	13,253	13,374

B.	Other Receivables

	December 31
	2008	2007
	$ in thousands

Prepaid expenses	419	540
Other	758	832

	1,177	1,372

C.	Other Payables and Accrued Liabilities

	December 31
	2008	2007
	$ in thousands

Employees and social benefits	2,903	2,438
Income tax payable	1,264	1,256
Chief Scientist (see also Note 9B)	-	84
Commissions payable	1,820	1,552
Product warranty liability (see Note 2L)	720	447
Other payables	-	19

	6,707	5,796

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information

1.	Information on sales by geographic distribution:

Revenues are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2008	2007	2006
	$ in thousands

Europe	14,683	11,132	16,341
Americas	8,299	7,429	6,303
Asia Pacific and other	1,060	746	2,006
Middle East and Africa	942	1,591	4,152

	24,984	20,898	28,802

2.	Revenues from single customers exceeding 10% of Revenues:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Customer A	-	-	4,620
Customer B	4,100	-	-
Customer C	3,150	-	-

	7,250	-	44,620

3.	Long-lived assets on a geographical basis:

	Israel	Europe & US	Total
	$ in thousands

December 31, 2008	15,790	96	15,886
December 31, 2007	13,649	83	13,732
December 31, 2006	13,959	91	14,050

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Supplementary Financial Statement Information (cont’d)

E.	Financial income and expenses:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Financial expenses:
Interest and bank charges (see also Note 9B)	167	170	707
Exchange rate differences (see Note 2(B))	570	363	90

	737	533	797

Financial income:
Interest, mainly on bank deposits and
marketable securities	1,114	1,583	1,980
Exchange rate differences (see Note 2(B))	276	109	50

	1,390	1,692	2,030

F.	Supplementary statement of operations information:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Maintenance and repairs	609	605	568
Depreciation of property, plant and equipment	509	506	611
Advertising and exhibitions	339	357	313
Taxes (other than income taxes)	137	110	116
Rent of premises	767	589	557
Lease of vehicles	972	801	849

Advertising costs are expensed as incurred

G.	Acquisition-Related Expenses

During 2008, the Company carried out a due-diligence process in the framework of an examination of a potential acquisition opportunity which reached advanced stages in the second quarter of 2008. Eventually, the Company decided, after evaluating all the relevant parameters, not to conclude the negotiations, and therefore recorded an amount of $118 thousand as acquisition-related expenses.

During 2006, the Company carried out a due-diligence process in the framework of an examination of a potential acquisition opportunity which reached advanced stages in the third quarter of 2006. Eventually, the Company decided, after evaluating all the relevant parameters, not to conclude the negotiations, and therefore recorded an amount of $640 thousand as acquisition-related expenses.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Supplementary Financial Statement Information (cont’d)

H.	Other income (expenses), net

	Year ended December 31
	2008	2007	2006
	$ in thousands

Impairment of ARS (Note 4)	(1,795)	(1,560)	-
Gain from sale of ARS previously impaired (Note 4)	1,560	-	-
Patent sale (*)	430	-	-

	195	(1,560)	-

(*)	In the first quarter of 2008 the Company sold a patent. The gain from the sale of the patent amounted to $430 thousand.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Balances in Currencies Other Than the U.S Dollar:

Comprised of:

	December 31, 2008					December 31, 2007
	Israeli currency		Other foreign currency		Total	Israeli currency		Other foreign currency		Total
	Linked(*)	Unlinked	Euro	Other		Linked(*)	Unlinked	Euro	Other
	$ in thousands

Assets
Trade receivables, net	-	464	2,615	697	3,776	-	1,909	1,480	2,757	6,146
Other current assets	-	1,567	418	145	2,130	-	1,448	220	102	1,770
Long-term other receivables		1,193	-	-	1,193	-	135	-	-	135

	-	3,224	3,033	842	7,099	-	3,492	1,700	2,859	8,051

Liabilities
Trade payables	-	1,105	624	20	1,749	-	1,277	18	346	1,641
Other current liabilities	1,221	1,747	-	43	3,011	1,214	2,276	143	57	3,690
Long-term liabilities	-	2,018	-	-	2,018	-	2,352	-	-	2,352

	1,221	4,870	624	63	6,778	1,214	5,905	161	403	7,683

(*)	Linked to the Israeli CPI.